Filed Pursuant to Rule 424(b)(3)
Registration No. 333-226625

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Phillips Edison & Company, Inc. (“PECO”) and the Stockholders of Phillips Edison Grocery Center REIT II, Inc. (“PE REIT II”):

On July 17, 2018, PECO and PE REIT II entered into an agreement to merge in a 100% stock-for-stock transaction valued at approximately $1.9 billion (the “Proposed Transaction”). This agreement was entered into after a thorough due diligence and negotiation process conducted by PECO’s board of directors (the “PECO Board”), with the assistance of PECO’s advisors, and an independent special committee (the “PE REIT II Special Committee”) of PE REIT II’s board of directors (the “PE REIT II Board”) and its advisors. The PECO Board and, based on the unanimous recommendation of the PE REIT II Special Committee, PE REIT II’s Board each unanimously approved the Proposed Transaction.

Combined Company

If the Proposed Transaction is consummated, the surviving company (the “Combined Company”) will be a $6.3 billion internally-managed non-traded real estate investment trust (“REIT”), exclusively focused on grocery-anchored shopping centers, that will own and operate 321 grocery-anchored shopping centers with more than 36.6 million square feet located across 33 states.

Summary of Strategic Benefits

The Proposed Transaction is expected to create meaningful operational and financial benefits, including:

•	Actively Positions Company for Liquidity: The Proposed Transaction, which will result in an internally managed REIT of significant scale, is an important step towards a full cycle liquidity event for both PECO and PE REIT II stockholders.
•	Maintains Exclusive Grocery Focus: Two complementary portfolios are combined to create a high-quality portfolio comprising 321 grocery-anchored shopping centers with more than 36.6 million square feet located in 33 states with an emphasis on necessity-based retailers, which have proven to be internet resistant and recession resilient. This portfolio will benefit from greater geographic, grocery-anchor, and tenant diversification.
•	Enhances Potential Public Market Valuation and Increases Size, Scale, and Market Prominence: PE REIT II stockholders will benefit from PECO’s internally-managed structure, which is likely to receive a better valuation in the public equity markets compared to externally-managed REITs. Additionally, given its enhanced size and scale, the Combined Company will have improved access to the capital markets, which can be used to support strategic investments to drive future growth opportunities.
•	Improves Earnings Quality: The Proposed Transaction increases the percentage of PECO’s earnings from real estate from 92% to approximately 97%; real estate earnings are more highly valued in the public equity markets than management fee income, given the long-term, recurring nature of owning and operating real estate.
•	Full Distribution Coverage and Maintains Strong Balance Sheet: We believe that pro forma funds from operations (“FFO”) of the Combined Company would have fully covered the Combined Company’s pro forma total distributions for the first and second quarters of 2018. Additionally, on a pro forma basis, the Combined Company’s leverage would have been 42.8% on a Net Debt/Total Enterprise Value basis and the Combined Company’s total debt would have been 86.0% fixed-rate with an average duration of 4.4 years, in each case, as of June 30, 2018.
•	Accelerates Strategy to Simplify Business Model: We expect the Combined Company to realize the synergies of operating a combined enterprise that remains focused on driving stockholder value and expect a seamless integration process as PECO’s management team has managed PE REIT II since PE REIT II’s inception.
•	No Internalization or Disposition Fees Paid: PE REIT II will not pay PECO any internalization or disposition fees in connection with the Proposed Transaction; in 2017, PE REIT II paid PECO $13.9 million in various advisory fees.

Stockholder Consideration

As consideration for the Proposed Transaction, in exchange for each share of PE REIT II common stock, PE REIT II stockholders will receive 2.04 shares of PECO common stock, which is equivalent to $22.54 per share based on PECO’s most recent estimated net asset value per share of $11.05. The exchange ratio is based on a thorough review of the relative valuation of each company, including PECO’s growing investment management business as well as each company’s transaction costs in connection with the Proposed Transaction.

Annual Meeting

PECO stockholders of record at the close of business on the record date are cordially invited to attend the PECO annual meeting that will be held at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York, 10022 on November 14, 2018 at 8:00 a.m. Eastern Time.

PE REIT II stockholders of record at the close of business on the record date are cordially invited to attend the PE REIT II annual meeting that will be held at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York, 10022 on November 14, 2018 at 1:00 p.m. Eastern Time.

At the annual meetings, you will be asked to consider and vote on the Proposed Transaction, in addition to the other items set forth in the Notice of 2018 Annual Meeting of Stockholders of the company of which you are a stockholder of record at the close of business on the record date. No matter the size of your investment in PECO and/or PE REIT II, your vote is very important.

YOUR VOTE IS VERY IMPORTANT

Proxy Vote

As noted above, all of the members of the PECO Board and, based on the unanimous recommendation of the PE REIT II Special Committee, all of the members of the PE REIT II Board unanimously approved the terms and conditions of the Proposed Transaction, and believe it is advisable and in the best interests of PECO, PE REIT II and their respective stockholders.

Therefore, it is recommended that you vote “FOR” the Proposed Transaction and all of the other proposals set forth in the Notices of 2018 Annual Meetings of Stockholders.

Your Vote Matters

Whether or not you expect to attend the annual meetings in person, please authorize a proxy to vote on your behalf as promptly as possible by completing, signing, dating and mailing your proxy card in the pre-addressed postage-paid envelope provided or by authorizing your proxy by one of the other methods specified in this proxy statement. This saves the companies time and money as we will no longer have to solicit your vote.

This joint proxy statement/prospectus provides you with detailed information about the annual meetings of PECO and PE REIT II, the merger agreement, the Proposed Transaction and other related matters. A copy of the merger agreement is included as Annex A to this joint proxy statement/prospectus. We encourage you to read this joint proxy statement/prospectus in its entirety before voting, including the merger agreement and the other annexes. In particular, you should carefully consider the discussion in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 23.

On behalf of PECO’s management team and the PECO Board and PE REIT II’s management team, the PE REIT II Board, and the PE REIT II Special Committee, we thank you for your support and urge you to vote “FOR” the approval of each of the matters presented.

Sincerely,

Jeffrey S. Edison	David W. Garrison
Chairman and Chief Executive Officer	Chair of the Special Committee of the Board of
Phillips Edison & Company, Inc.	Directors of Phillips Edison Grocery Center REIT II, Inc.

Neither the SEC, nor any state securities regulatory authority has approved or disapproved of the mergers or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated August 28, 2018, and is first being mailed to PECO and PE REIT II stockholders on or about August 28, 2018.

JOINT PROXY STATEMENT/PROSPECTUS

PHILLIPS EDISON & COMPANY, INC.
11501 Northlake Drive
Cincinnati, Ohio 45249

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are cordially invited to attend the 2018 annual meeting of stockholders (the “PECO Annual Meeting”) of Phillips Edison & Company, Inc., a Maryland corporation (“PECO”), that will be held at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022, at 8:00 a.m. Eastern Time on November 14, 2018.

The purpose of the PECO Annual Meeting is to consider and vote upon the following proposals:

1.	Approve the transactions contemplated by the merger agreement, dated July 17, 2018, by and among PECO, Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (“PE REIT II”), and certain of their respective affiliates, a copy of which is attached as Annex A to this joint proxy statement/prospectus, including the merger of PE REIT II with and into a wholly-owned subsidiary of PECO (as further discussed in the section titled “The Mergers” beginning on page 105) (collectively, the “Merger Proposal”).
The PECO Board of Directors recommends a vote FOR this proposal.
2.	Elect five directors to serve until the next annual meeting of stockholders of PECO and until their respective successors are duly elected and qualify.
The PECO Board of Directors recommends a vote FOR each nominee.
3.	Approve the amendment of the charter of PECO as set forth in the form of Articles of Amendment attached as Annex B to this joint proxy statement/prospectus.
The PECO Board of Directors recommends a vote FOR this proposal.
4.	Approve a non-binding, advisory resolution on executive compensation as more fully described in the accompanying joint proxy statement/prospectus.
The PECO Board of Directors recommends a vote FOR this proposal.
5.	Vote, on a non-binding, advisory basis, on the frequency of future advisory resolutions on executive compensation (every one, two or three years).
The PECO Board of Directors recommends a vote for “EVERY YEAR” on the proposal on the frequency of future say-on-pay proposals.
6.	Adjourn the PECO Annual Meeting, if necessary or appropriate, as determined by the Chair of the PECO Annual Meeting, to solicit additional proxies in favor of the Merger Proposal or the proposal to approve the PECO charter amendment if there are not sufficient votes to approve such proposals.
The PECO Board of Directors recommends a vote FOR this proposal.
7.	Attend to such other business as may properly come before the PECO Annual Meeting and any adjournment or postponement thereof.

The PECO Board of Directors has fixed August 28, 2018 as the record date for the Annual Meeting. Only the holders (the “PECO Stockholders”) of record of shares of common stock of PECO (the “PECO Common Shares”) as of the close of business on August 28, 2018 are entitled to notice of and to vote at the PECO Annual Meeting and any adjournment or postponement thereof.

This joint proxy statement/prospectus and proxy card is dated as of August 28, 2018 and is first being mailed to you on or about August 28, 2018. A copy of PECO’s 2017 annual report was mailed to you on or about August 10, 2018.

YOUR VOTE IS VERY IMPORTANT

Whether or not you plan to attend the PECO Annual Meeting in person, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is cast and counted at the PECO Annual Meeting if you do not attend in person. If your PECO Common Shares are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your PECO Common Shares at the PECO Annual Meeting and your vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your PECO Common Shares. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the transactions contemplated by the Merger Proposal and the PECO Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE PECO ANNUAL MEETING OF PECO STOCKHOLDERS TO BE HELD ON NOVEMBER 14, 2018:

Our joint proxy statement/prospectus, form of proxy card and 2017 annual report to PECO Stockholders are also available at www.phillipsedison.com/investors/proxy-materials and www.proxyvote.com/peco with use of the control number on your proxy card.

By Order of the Board of Directors

Devin I. Murphy, Secretary
Cincinnati, Ohio
August 28, 2018

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
11501 Northlake Drive
Cincinnati, Ohio 45249

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are cordially invited to attend the 2018 annual meeting of stockholders (the “PE REIT II Annual Meeting”) of Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (“PE REIT II”), that will be held at the offices of Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022, at 1:00 p.m. Eastern Time on November 14, 2018.

The purpose of the PE REIT II Annual Meeting is to consider and vote upon the following proposals:

1.	Approve the transactions contemplated by the merger agreement, dated July 17, 2018, by and among PE REIT II, Phillips Edison & Company, Inc., a Maryland corporation (“PECO”), and certain of their respective affiliates, a copy of which is attached as Annex A to this joint proxy statement/prospectus, including the merger of PE REIT II with and into a wholly-owned subsidiary of PECO (as further discussed in the section titled “The Mergers” beginning on page 105) (collectively, the “Merger Proposal”).
The PE REIT II Board of Directors recommends a vote FOR this proposal.
2.	Elect four directors to serve until the next annual meeting of stockholders of PE REIT II and until their respective successors are duly elected and qualify.
The PE REIT II Board of Directors recommends a vote FOR each nominee.
3.	Approve the non-binding, advisory proposal to approve the amendment of the charter of PECO as set forth in the form of Articles of Amendment attached as Annex B to this joint proxy statement/prospectus in connection with the Merger Proposal.
The PE REIT II Board of Directors recommends a vote FOR this proposal.
4.	Adjourn the PE REIT II Annual Meeting, if necessary or appropriate, as determined by the Chair of the PE REIT II Annual Meeting, to solicit additional proxies in favor of the Merger Proposal if there are not sufficient votes to approve the Merger Proposal.
The PE REIT II Board of Directors recommends a vote FOR this proposal.
5.	Attend to such other business as may properly come before the PE REIT II Annual Meeting and any adjournment or postponement thereof.

The PE REIT II Board of Directors has fixed August 28, 2018 as the record date for the PE REIT II Annual Meeting. Only the holders (the “PE REIT II Stockholders”) of record of PE REIT II Common Shares as of the close of business on August 28, 2018 are entitled to notice of and to vote at the PE REIT II Annual Meeting and any adjournment or postponement thereof.

This joint proxy statement/prospectus and proxy card is dated as of August 28, 2018 and is first being mailed to you on or about August 28, 2018. A copy of PE REIT II’s 2017 annual report was mailed to you on or about August 10, 2018.

YOUR VOTE IS VERY IMPORTANT

Whether or not you plan to attend the PE REIT II Annual Meeting in person, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is cast and counted at the PE REIT II Annual Meeting if you do not attend in person. If your PE REIT II Common Shares are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your PE REIT II Common Shares at the PE REIT II Annual Meeting and your vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your PE REIT II Common Shares. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the transactions contemplated by the Merger Proposal and the PE REIT II Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE PE REIT II ANNUAL MEETING OF PE REIT II STOCKHOLDERS TO BE HELD ON NOVEMBER 14, 2018:

Our joint proxy statement/prospectus, form of proxy card and 2017 annual report to PE REIT II Stockholders are also available at www.grocerycenterREIT2.com/investors/proxy-materials and www.proxyvote.com/perii with use of the control number on your proxy card.

By Order of the Board of Directors

Devin I. Murphy, Secretary
Cincinnati, Ohio
August 28, 2018

ADDITIONAL INFORMATION

PECO and PE REIT II file reports and other important business and financial information with the Securities and Exchange Commission, which we refer to herein as the SEC, that is not included in or delivered with this joint proxy statement/prospectus. PECO and PE REIT II stockholders may read and copy these reports, statements or other information filed by PECO and PE REIT II at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including PECO and PE REIT II, who file electronically with the SEC. The address of that site is www.sec.gov.

Copies of annual, quarterly and current reports, proxy statements and other information required to be filed with the SEC by PECO and PE REIT II are available to PECO and PE REIT II stockholders, respectively, without charge upon written or oral request, excluding any exhibits to those documents. PECO stockholders and PE REIT II stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

PECO

Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
Attention: Investor Relations
(833) 347-5717
www.phillipsedison.com

PE REIT II

Phillips Edison Grocery Center REIT II, Inc.
11510 Northlake Drive
Cincinnati, Ohio 45249
Attention: Investor Relations
(833) 347-5717
www.grocerycenterREIT2.com

If you are a stockholder of PECO or a stockholder of PE REIT II and would like to request documents, please do so by October 31, 2018, to receive them before the PECO annual meeting or the PE REIT II annual meeting, as applicable. If you request any documents from PECO or PE REIT II, PECO or PE REIT II, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after PECO or PE REIT II receives your request.

See “Where You Can Find More Information” beginning on page 199.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by PECO (File No. 333-226625) with the Securities and Exchange Commission, which we refer to as the SEC, constitutes a prospectus of PECO for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of PECO common stock to be issued to PE REIT II stockholders in exchange for shares of PE REIT II common stock pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a proxy statement for each of PECO and PE REIT II for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to the PECO annual meeting and a notice of meeting with respect to the PE REIT II annual meeting.

You should rely only on the information contained in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated August 28, 2018. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this joint proxy statement/prospectus to PECO stockholders and/or PE REIT II stockholders nor the issuance by PECO of shares of its common stock to PE REIT II stockholders pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person or entity to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding PECO has been provided by PECO and information contained in this joint proxy statement/prospectus regarding PE REIT II has been provided by PE REIT II.

i

Annex A: Agreement and Plan of Merger, dated July 17, 2018, by and among Phillips Edison & Company, Inc., REIT Merger Sub, LLC, Phillips Edison Grocery Center Operating Partnership I, L.P., OP Merger Sub, LLC, OP Merger Sub 2, LLC, Phillips Edison Grocery Center REIT II, Inc. and Phillips Edison Grocery Center Operating Partnership II, L.P.
A-1
Annex B: Form of Articles of Amendment.	B-1
Annex C: Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated July 17, 2018.	C-1
Annex D: Opinion of Morgan Stanley & Co. LLC, dated July 17, 2018.	D-1
Annex E: PECO Management’s Discussion & Analysis of Financial Condition and Results of Operations.	E-1
Annex F: PE REIT II Management’s Discussion & Analysis of Financial Condition and Results of Operations.	F-1

ii

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND
THE PECO AND PE REIT II ANNUAL MEETINGS

The following are answers to some questions that PECO stockholders and PE REIT II stockholders may have regarding the proposed transaction between PECO and PE REIT II and about each company’s annual meeting. PECO and PE REIT II urge you to read carefully this entire joint proxy statement/prospectus, including the Annexes, because the information in this section does not provide all the information that might be important to you.

Unless stated otherwise, all references in this joint proxy statement/prospectus to:

•	“acquired companies” are to PE REIT II and each of its subsidiaries;
•	“Amended PECO Charter” are to the charter of PECO as amended by the PECO charter amendment;
•	“Code” are to the Internal Revenue Code of 1986, as amended;
•	the “Combined Company” are to PECO and its consolidated subsidiaries (including the Surviving Entity) after the closing of the mergers;
•	the “company merger” are to a merger of PE REIT II with and into REIT Merger Sub, with REIT Merger Sub surviving the merger;
•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	the “merger agreement” are to the agreement and plan of merger, dated as of July 17, 2018, by and among PECO, REIT Merger Sub, PECO OP, OP Merger Sub GP, OP Merger Sub, PE REIT II and PE OP II, as it may be amended from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus;
•	the “mergers” are to, collectively, the company merger and the partnership merger;
•	“OP Merger Sub” are to OP Merger Sub 2, LLC, a Delaware limited liability company and subsidiary of PECO OP and OP Merger Sub GP;
•	“OP Merger Sub GP” are to OP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of PECO OP;
•	“ordinary course of business” are to, with respect to an action taken by any person or entity, an action that (i) is consistent with the past practices of such person or entity and is taken in the ordinary course of the normal day-to-day operations of the business of such person or entity; (ii) is not required to be authorized by the board of directors of such person or entity (or by any person or entity or group of persons or entities exercising similar authority) and is not required to be specifically authorized by the parent company (if any) or the holders of the capital stock or other equity interests of such person or entity; and (iii) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any person or entity or group of persons or entities exercising similar authority), in the ordinary course of the normal day-to-day operations of other persons or entities that are in the same line of business as such person or entity;
•	the “Outside Date” is to April 13, 2019;
•	the “partnership merger” are to the merger of OP Merger Sub with and into PE OP II, with PE OP II surviving the merger and becoming a directly or indirectly wholly owned subsidiary of PECO OP;
•	“PE OP II” are to Phillips Edison Grocery Center Operating Partnership II, L.P., a Delaware limited partnership;
•	the “PE OP II partnership agreement” is to the Amended and Restated Agreement of Limited Partnership of PE OP II, dated as of January 22, 2015, as amended (i) by that certain First Amendment to Amended and Restated Agreement of Limited Partnership of PE OP II, dated as of December 3, 2015, (ii) that certain Second Amendment to Amended and Restated Agreement of Limited Partnership of PE OP II, dated as of March 22, 2016, and (iii) that certain Third Amendment to Amended and Restated Agreement of Limited Partnership of PE OP II, dated as of September 1, 2017, as amended;
•	a “PE OP II unit” are to the GP units and the OP units of PE OP II, as defined in the PE OP II partnership agreement;
•	“PE REIT II” are to Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation;
•	the “PE REIT II Board” are to the board of directors of PE REIT II;

•	“PE REIT II common stock” are to the common stock of PE REIT II, $0.01 par value per share;
•	“PE REIT II merger approval” are to the affirmative vote of the holders of outstanding shares of PE REIT II common stock entitled to cast a majority of all the votes entitled to be cast on the company merger;
•	“PE REIT II parties” are to PE REIT II and PE OP II;
•	the “PE REIT II Special Committee” are to the special committee of the PE REIT II Board that was formed by the PE REIT II Board in connection with the mergers and the other transactions contemplated by the merger agreement;
•	“PECO” are to Phillips Edison & Company, Inc., a Maryland corporation;
•	the “PECO Board” are to the board of directors of PECO;
•	“PECO charter amendment” are to the proposed amendment to the charter of PECO set forth in the form of Articles of Amendment attached as Annex B to this joint proxy statement/prospectus;
•	“PECO charter approval” are to the affirmative vote of the holders of outstanding shares of PECO common stock entitled to cast a majority of the votes entitled to be cast on the PECO charter amendment;
•	“PECO common stock” are to the common stock of PECO, $0.01 par value per share;
•	“PECO merger approval” are to the affirmative vote of the holders of shares of PECO common stock representing a majority of the votes cast at a meeting of the stockholders of PECO approving the company merger;
•	“PECO OP” are to Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership;
•	“PECO OP partnership agreement” are to the Fourth Amended and Restated Agreement of Limited Partnership of PECO OP, dated as of March 26, 2018;
•	a “PECO OP unit” are to an OP unit, as defined in the PECO OP partnership agreement, in PECO OP;
•	“PECO parties” are to PECO, PECO OP, REIT Merger Sub, OP Merger Sub GP, and OP Merger Sub;
•	“PECO stockholder approval” are to the PECO merger approval and the PECO charter approval;
•	the “PELP transaction” are to the transaction by PECO to acquire certain real estate assets, the third-party investment management business, and the captive insurance company of Phillips Edison Limited Partnership in exchange for stock and cash, which closed on October 4, 2017;
•	“REIT Merger Sub” are to REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of PECO;
•	the “SEC” are to the U.S. Securities and Exchange Commission;
•	“Securities Act” are to the Securities Act of 1933, as amended;
•	the “Surviving Entity” are to REIT Merger Sub, a wholly owned subsidiary of PECO, after the effective time of the company merger; and
•	the “Surviving Partnership” are to PE OP II after the effective time of the partnership merger.
Q:	What is the proposed transaction?
A:	PECO and PE REIT II have entered into a merger agreement pursuant to which (i) PE REIT II will become a wholly owned subsidiary of PECO, and (ii) PE OP II will survive the merger with OP Merger Sub GP, a wholly owned subsidiary of PECO OP, as the sole general partner of the Surviving Partnership, and PECO OP as the sole limited partner of the Surviving Partnership.
Q:	What will happen in the proposed transaction?
A:	At the effective time of the company merger, each issued and outstanding share of PE REIT II common stock, or fraction thereof, will be converted automatically into the right to receive 2.04 (such ratio, the “exchange ratio”) shares of PECO common stock (or with respect to any fractional share of PE REIT II common stock, that fraction of PECO common stock consistent with the exchange ratio).

At the effective time of the partnership merger, each PE OP II unit outstanding immediately prior to the effective time of the partnership merger will convert into the right to receive 2.04 PECO OP units, rounded down to the nearest whole unit.

Each Class B unit and the special limited partnership interest of PE OP II will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor, in each case, in connection with the partnership merger.

See “The Merger Agreement—Merger Consideration; Effects of the Mergers” beginning on page 163 for detailed descriptions of the merger consideration and treatment of securities.

Q:	How will PECO stockholders be affected by the mergers and the issuance of shares of PECO common stock in connection with the mergers?
A:	After the company merger, each PECO stockholder will continue to own the shares of PECO common stock that such stockholder held immediately prior to the effective time of the company merger. As a result, each PECO stockholder will own shares of common stock in a larger company with more assets. However, because PECO will be issuing new shares of PECO common stock to PE REIT II stockholders in exchange for shares of PE REIT II common stock in the company merger, each outstanding share of PECO common stock immediately prior to the effective time of the company merger will represent a smaller percentage of the aggregate number of shares of the Combined Company common stock outstanding after the mergers. Upon completion of the mergers, we estimate that continuing PECO stockholders will own approximately 71% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock), and former PE REIT II stockholders will own approximately 29% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock).

See “The Merger Agreement—Merger Consideration; Effects of the Mergers” beginning on page 163 for additional information.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	The PECO Board and the PE REIT II Board are using this joint proxy statement/prospectus to solicit proxies of PECO stockholders and PE REIT II stockholders in connection with the merger agreement and the transactions contemplated thereby. In addition, PECO is using this joint proxy statement/prospectus as a prospectus for PE REIT II stockholders because PECO is issuing shares of PECO common stock in connection with the company merger.
•	The mergers cannot be completed unless:
•	the holders of PECO common stock vote to approve the PECO charter amendment;
•	the holders of PECO common stock vote to approve the company merger and the other transactions contemplated by the merger agreement; and
•	the holders of PE REIT II common stock vote to approve the company merger and the other transactions contemplated by the merger agreement.
•	Approval of the non-binding, advisory proposal to approve the PECO charter amendment by PE REIT II’s stockholders is not required to consummate the mergers.
•	Each of PECO and PE REIT II will hold separate meetings of their respective stockholders to obtain these approvals and to consider and vote on other proposals as described elsewhere in this joint proxy statement/prospectus.
•	This joint proxy statement/prospectus contains important information about the mergers and the other proposals being considered and voted on at the annual meetings of stockholders of PECO and PE REIT II, respectively, and you should read it carefully. The enclosed voting materials allow you to vote your shares of PECO common stock and/or PE REIT II common stock, as applicable, without attending the applicable annual meeting in person.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible.

Q:	Am I being asked to vote on any other proposals at the annual meeting in addition to the merger proposals?
A:	PECO. Yes. At the PECO annual meeting, PECO stockholders will be asked to consider and vote upon the following additional proposals:
•	To elect five directors to serve on the PECO Board until the next annual meeting of PECO stockholders and until their respective successors are duly elected and qualify.
•	To approve the PECO charter amendment.

•	To approve the non-binding, advisory resolution on executive compensation as more fully described in this joint proxy statement/prospectus.
•	To vote, on a non-binding advisory basis, on the frequency of future advisory resolutions on executive compensation.
•	To approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement and the proposal to approve the PECO charter amendment.

PE REIT II. Yes. At the PE REIT II annual meeting, PE REIT II stockholders will be asked to consider and vote upon the following additional proposals:

•	To elect four directors to serve on the PE REIT II Board until the next annual meeting of PE REIT II stockholders and until their respective successors are duly elected and qualify.
•	To approve a non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger.
•	To approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement.
Q:	Why is the merger proposal being submitted to the PECO stockholders?
A:	There is no legal requirement to submit the merger proposal to the PECO stockholders for approval. Because PECO believes it is desirable to obtain the PECO stockholders’ approval of the merger proposal, PECO has made the PECO stockholders’ approval of the company merger and the other transactions contemplated by the merger agreement a condition to closing the mergers. If the company merger and the other transactions contemplated by the merger agreement are not approved by the PECO stockholders, PECO and PE REIT II will continue to operate under their current management structure, with PE REIT II paying fees and cost reimbursements to PECO as its advisor.
Q:	Will PECO and PE REIT II continue to pay dividends or distributions prior to the closing of the mergers?
A:	Yes.

The merger agreement permits the authorization and payment by PECO of dividends in the ordinary course of business and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax.

Similarly, the merger agreement also permits the authorization and payment by PE REIT II of dividends in the ordinary course of business and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax.

The payment of dividends will be coordinated by PECO and PE REIT II so that if either PECO stockholders or PE REIT II stockholders receive a regular dividend for any particular period prior to the closing of the mergers, the stockholders of the other company will also receive a dividend for the same period.

Q:	What fees will PE REIT II’s advisor receive in connection with the mergers?
A:	PECO serves as the advisor for PE REIT II. In connection with the mergers, PECO has waived any disposition fees that would otherwise have been payable under the advisory agreement upon consummation of the mergers.
Q:	Why is PECO proposing to amend the PECO charter? What is the effect of the PECO charter amendment?
A:	The PECO charter amendment would eliminate the requirement to undertake a liquidity event by February 2019, which would include selling all or substantially all of PECO’s assets, selling or merging into another entity, listing the PECO common stock on a national exchange, or another similar transaction that provides liquidity to the PECO stockholders. The PECO Board and the prospective members of the board of directors of the Combined Company following the consummation of the mergers are fully committed to realizing a liquidity event for shareholders, and the PECO charter amendment will give PECO more flexibility to evaluate the optimal form and timing of a liquidity event as it strives to maximize stockholder value.

See “Proposals Submitted to PECO Stockholders—PECO Charter Amendment Proposal” beginning on page 74 and “Proposals Submitted to PE REIT II Stockholders—Advisory Vote on PECO Charter Proposal” beginning on page 103 for detailed descriptions of the PECO charter amendment.

Q:	When and where are the annual meetings of the PECO stockholders and the PE REIT II stockholders?
A:	The PECO annual meeting will be held on November 14, 2018 at 8:00 a.m. Eastern Time at the offices of Latham & Watkins LLP (“Latham & Watkins”), located at 885 Third Avenue, New York, New York 10022. If you need directions to the location of the PECO annual meeting, please contact us at (833) 347-5717.

The PE REIT II annual meeting will be held on November 14, 2018 at 1:00 p.m. Eastern Time at the offices of Latham & Watkins, located at 885 Third Avenue, New York, New York 10022. If you need directions to the location of the PE REIT II annual meeting, please contact us at (833) 347-5717.

Q:	Who can vote at the annual meetings?
A:	PECO. All holders of PECO common stock of record as of the close of business on August 28, 2018, the record date for determining stockholders entitled to notice of and to vote at the PECO annual meeting, are entitled to receive notice of and to vote at the PECO annual meeting. As of the record date, there were 183,695,565.955 shares of PECO common stock outstanding (which includes 31,264 unvested restricted shares held by PECO’s independent directors) and entitled to vote at the PECO annual meeting, held by approximately 40,091 holders of record. Each share of PECO common stock is entitled to one vote on each proposal presented at the PECO annual meeting.

PE REIT II. All holders of PE REIT II common stock of record as of the close of business on August 28, 2018, the record date for determining stockholders entitled to notice of and to vote at the PE REIT II annual meeting, are entitled to receive notice of and to vote at the PE REIT II annual meeting. As of the record date, there were 46,874,803.405 shares of PE REIT II common stock outstanding (which includes 6,878 unvested restricted shares held by PE REIT II’s independent directors) and entitled to vote at the PE REIT II annual meeting, held by approximately 24,480 holders of record. Each share of PE REIT II common stock is entitled to one vote on each proposal presented at the PE REIT II annual meeting.

Q:	Will the limited partners of PECO OP vote on the mergers?
A:	Yes. Under the terms of the merger agreement, PECO must use reasonable best efforts to obtain the approval of the PECO limited partners (including PECO and its subsidiaries) to the mergers. Approval of the limited partners of PECO OP requires the affirmative vote of a majority of the votes cast by the holders of PECO OP units entitled to vote on the mergers. For purposes of that vote, PECO is not entitled to vote its PECO OP units and instead is deemed to have cast its votes in proportion to the manner in which all outstanding shares of PECO common stock were voted in the PECO annual meeting for the proposal to approve the company merger and the other transactions contemplated by the merger agreement. In addition, pursuant to certain voting agreements, certain equityholders of PECO OP, who together own 47.08% of the outstanding PECO OP units not owned by PECO, agreed, among other things, to vote their PECO OP units in favor of the mergers, upon the terms and subject to the conditions set forth in such voting agreements.

For a more complete description of PECO’s obligations with respect to obtaining the approval of the PECO limited partners, see “The Merger Agreement—Covenants and Agreements—Notice to PECO OP Limited Partners” beginning on page 176.

Q:	Do any of PECO’s executive officers or directors have interests in the mergers that may differ from those of PECO stockholders?
A:	None of PECO’s executive officers or members of the PECO Board is party to an arrangement with PECO, or participates in any PECO plan, program or arrangement, that provides such executive officer or board member with financial incentives that are contingent upon the consummation of the mergers.

As of August 28, 2018, Messrs. Edison and Addy beneficially owned 51,111.11 and 2,960.61 shares of PE REIT II common stock, respectively. Upon the consummation of the mergers, they will each receive a number of shares of PECO common stock consistent with the exchange ratio.

Q:	Do any of PE REIT II’s executive officers or directors have interests in the mergers that may differ from those of PE REIT II stockholders?
A:	PE REIT II’s executive officers and directors have interests in the mergers that are different from, or in addition to, their interests as PE REIT II stockholders. The members of the PE REIT II Special Committee and the PE REIT II Board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the mergers, and in recommending that PE REIT II stockholders vote FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement. For a description of these interests, see the section entitled “The Mergers—Interests of PE REIT II’s Directors and Executive Officers in the Mergers” beginning on page 138.

Q:	Will my rights as a stockholder of PECO or PE REIT II change as a result of the mergers?
A:	The rights of PECO stockholders will be unchanged as a result of the mergers (other than (i) the ownership position dilution of PECO stockholders in the Combined Company – upon completion of the mergers, we estimate that continuing PECO stockholders will own approximately 71% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock), and former PE REIT II stockholders will own approximately 29% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock), and (ii) the changes contemplated by the Amended PECO Charter). PE REIT II stockholders will have different rights following the effective time of the company merger due to the differences between the governing documents of PECO and PE REIT II. For more information regarding the differences in stockholder rights, see “Comparison of Rights of the PECO Stockholders and the PE REIT II Stockholders” beginning on page 191.
Q:	When are the mergers expected to be completed?
A:	PECO and PE REIT II expect to complete the mergers as soon as reasonably practicable following satisfaction of all of the required conditions set forth in the merger agreement. If PE REIT II stockholders approve the company merger, if PECO stockholders approve the PECO charter amendment and approve the company merger, and if the other conditions to closing the mergers are satisfied or waived, it is currently expected that the mergers will be completed in the fourth quarter of 2018. However, there is no guarantee that the conditions to the mergers will be satisfied or that the mergers will close.
Q:	If I am a PE REIT II stockholder and the mergers are consummated, how will my receipt of PECO common stock in exchange for my PE REIT II common stock be recorded? Will I have to take any action in connection with the recording of such ownership of PECO common stock? Will such shares of PECO common stock be certificated or in book-entry form?
A:	Pursuant to the merger agreement, as soon as practicable following the company merger effective time, PECO will cause DST Systems, Inc., the transfer agent in connection with the mergers, to record the issuance on the stock records of PECO of the amount of PECO common stock equal to the merger consideration which is issuable to each holder of PE REIT II common stock (including any fractional shares thereof) pursuant to the merger agreement. If the mergers are consummated, you will not have to take any action in connection with the recording of your ownership of PECO common stock. Shares of PECO common stock issued as merger consideration to you will not be certificated and will be in book-entry form and will be recorded in the books and records of PECO.
Q:	What do I need to do now?
A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed pre-addressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of PECO common stock and/or your shares of PE REIT II common stock will be represented and voted at the PECO annual meeting or the PE REIT II annual meeting, as applicable.

Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you submit a proxy will in no way limit your right to vote at the PECO annual meeting or the PE REIT II annual meeting, as applicable, if you later decide to attend the meeting in person.

However, if your shares of PECO common stock or your shares of PE REIT II common stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote in person at the PECO annual meeting or the PE REIT II annual meeting, as applicable. Obtaining a legal proxy may take several days.

Q:	How will my proxy be voted?
A:	PECO Stockholders. All shares of PECO common stock entitled to vote and represented by properly completed proxies received prior to the PECO annual meeting, and not revoked, will be voted at the PECO annual meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of PECO common stock should be voted on a matter, the shares of PECO common stock represented by your proxy will be voted as the PECO Board recommends. If your shares are held in street name through a broker or other nominee and you do not provide voting instructions to your broker or other nominee, your shares of PECO common stock will NOT be voted at the PECO annual meeting and may result in broker non-votes.

PE REIT II Stockholders. All shares of PE REIT II common stock entitled to vote and represented by properly completed proxies received prior to the PE REIT II annual meeting, and not revoked, will be voted at the PE REIT II annual meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of PE REIT II common stock should be voted on a matter, the shares of PE REIT II common stock represented by your proxy will be voted as the PE REIT II Board recommends. If your shares are held in street name through a broker or other nominee and you do not provide voting instructions to your broker or other nominee, your PE REIT II common stock will NOT be voted at the PE REIT II annual meeting and may result in broker non-votes.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?
A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the PECO annual meeting or the PE REIT II annual meeting, as applicable. For information on how to revoke your proxy or change your vote, see “The PECO Annual Meeting—Revocation of Proxies or Voting Instructions” beginning on page 60 and “The PE REIT II Annual Meeting—Revocation of Proxies or Voting Instructions” beginning on page 90.
Q:	What does it mean if I receive more than one set of voting materials for the PECO annual meeting or the PE REIT II annual meeting?
A:	You may receive more than one set of voting materials for the PECO annual meeting and/or the PE REIT II annual meeting, as applicable, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of PECO common stock or your shares of PE REIT II common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your shares of PECO common stock or your shares of PE REIT II common stock. If you are a holder of record and your shares of PECO common stock or your shares of PE REIT II common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.
Q:	What happens if I am a stockholder of both PECO and PE REIT II?
A:	You will receive separate proxy cards for each entity and must complete, sign and date each proxy card and return each proxy card in the appropriate pre-addressed postage-paid envelope or, if available, by submitting a proxy by one of the other methods specified in your proxy card or voting instruction card for each entity.
Q:	Do I need identification to attend the PECO or PE REIT II annual meeting in person?
A:	Yes. Please bring proper identification, together with proof that you are a record owner of shares of PECO common stock or shares of PE REIT II common stock, as the case may be. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned shares of PECO common stock or shares of PE REIT II common stock, as applicable, on the applicable record date.
Q:	When are the stockholder proposals for the next PECO annual meeting and the next PE REIT II annual meeting due?
A:	PECO: Any PECO stockholder who wishes to propose a nominee to the PECO Board or propose any other business to be considered by the stockholders (other than a stockholder proposal included in PECO’s proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act) must comply with the advance notice provisions and other requirements of Section 2.12 of PECO’s bylaws. To be considered by the PECO stockholders for the 2019 annual meeting of PECO stockholders, director nominations and other stockholder proposals must be received no earlier than March 31, 2019 and no later than 5:00 p.m. Eastern Time on April 30, 2019. See “Stockholder Proposals” on page 195 for more information.

PE REIT II: PE REIT II will not hold an annual meeting of stockholders in 2019 if the mergers are completed because PE REIT II will have been merged out of existence in the company merger. However, if the merger agreement is terminated for any reason, PE REIT II expects to hold an annual meeting of stockholders in 2019. A date has not been set for PE

REIT II’s 2019 annual meeting. If PE REIT II holds an annual meeting in 2019, any stockholder proposal, to be considered for inclusion in PE REIT II’s proxy materials for the 2019 annual meeting of stockholders must be received no earlier than March 31, 2019 and no later than 5:00 p.m. Eastern Time on April 30, 2019. See “Stockholder Proposals” on page 195 for more information.

Q:	Will a proxy solicitor be used?
A:	Yes. PECO has contracted with Broadridge Financial Solutions, Inc. (“BFS”) to assist PECO in the distribution of proxy materials and the solicitation of proxies. PECO expects to pay BFS fees of approximately $975,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers’ search cards, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. PECO will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to PECO’s stockholders.

PE REIT II has also contracted with BFS to assist PE REIT II in the distribution of proxy materials and the solicitation of proxies. PE REIT II expects to pay BFS fees of approximately $592,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers’ search cards, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. PE REIT II will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to PE REIT II’s stockholders.

Q:	If I plan to attend the PECO annual meeting or the PE REIT II annual meeting in person, should I notify anyone?
A:	While you are not required to notify anyone in order to attend the PECO annual meeting or the PE REIT II annual meeting, if you do plan to attend either annual meeting, PECO and PE REIT II would appreciate if you would mark the appropriate box on the applicable enclosed proxy card to let them know how many stockholders will be attending the meeting and a suitable meeting room for the attendees can be prepared.
Q:	Who can answer my questions?
A:	If you have any questions about the mergers or how to submit your proxy or need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:
If you are a PECO stockholder: Phillips Edison & Company, Inc. Attention: Investor Relations 11501 Northlake Drive Cincinnati, Ohio 45249 1 (833) 347-5717	If you are a PE REIT II stockholder: Phillips Edison Grocery Center REIT II, Inc. Attention: Investor Relations 11501 Northlake Drive Cincinnati, Ohio 45249 1 (833) 347-5717

BFS: Broadridge Financial Solutions, Inc. 51 Mercedes Way Edgewood, New York 11717 1 (855) 835-8312	BFS: Broadridge Financial Solutions, Inc. 51 Mercedes Way Edgewood, New York 11717 1 (855) 737-3178

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, PECO and PE REIT II encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the mergers at the applicable annual meeting. See also the section entitled “Where You Can Find More Information” beginning on page 199. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Phillips Edison & Company, Inc. and Phillips Edison Grocery Center Operating Partnership I, L.P. (See page 47)

PECO is a public, internally managed, non-traded REIT that was formed as a Maryland corporation in October 2009 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2010 and each year thereafter.

PECO focuses its investment strategy on well-occupied, grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in diversified markets with growth potential throughout the United States, including Florida, Georgia, Ohio, California, Illinois and North Carolina. PECO also operates a growing investment management business with approximately $2.1 billion of third-party assets under management as of June 30, 2018. PECO owns its interests in all of its properties and conducts substantially all of its business through PECO OP, a Delaware limited partnership formed in December 2009. The principal executive office of PECO and PECO OP is located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110.

Phillips Edison Grocery Center REIT II, Inc. and Phillips Edison Grocery Center Operating Partnership II, L.P. (See page 52)

PE REIT II is a public non-traded REIT that was formed as a Maryland corporation in June 2013 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2014 and each year thereafter.

Historically, PE REIT II has been externally advised and paid fees to Phillips Edison NTR II LLC (the “advisor”), an affiliate of PECO, under the advisory agreement. In connection with the mergers, the advisory agreement will be terminated immediately prior to the closing of the mergers.

PE REIT II invests primarily in well-occupied, grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. PE REIT II owns its interests in all of its properties and conducts substantially all of its business through PE OP II, a Delaware limited partnership formed in June 2013. In addition, PE REIT II owns a 20% equity interest in a joint venture that owned 14 properties as of June 30, 2018. The principal executive office of PE REIT II and PE OP II is located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110.

The Combined Company (See page 57)

References to the Combined Company are to PECO after the effective time of the company merger. The Combined Company will be named “Phillips Edison & Company, Inc.” and will be a Maryland corporation. The Combined Company after the completion of the mergers is expected to have a pro forma total enterprise value of approximately $6.3 billion (based on the estimated net asset value per share of PECO of $11.05 and the total estimated pro forma outstanding indebtedness of $2.7 billion, including transaction expenses). The Combined Company’s asset base after the completion of the mergers will consist primarily of 321 grocery-anchored shopping centers encompassing approximately 36.6 million square feet across 33 states.

The business of the Combined Company will be operated through PECO OP and its subsidiaries, including the Surviving Partnership. After giving effect to the mergers, PECO OP will hold a limited partnership interest in the Surviving Partnership (and be the sole limited partner of the Surviving Partnership), and a wholly owned subsidiary of PECO OP, OP Merger Sub GP, will be the sole general partner of the Surviving Partnership. Following the effective times of the company merger and the partnership merger, the PECO parties will have the full, exclusive and complete responsibility for and discretion in the day-to-day management and control of PECO OP and the Surviving Partnership.

The Combined Company’s principal executive offices will be located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110.

The Mergers

The Merger Agreement (See page 162)

The PECO parties and the PE REIT II parties have entered into the merger agreement attached as Annex A to this joint proxy statement/prospectus, which is incorporated herein by reference. PECO and PE REIT II encourage you to carefully read the merger agreement in its entirety because it is the principal document governing the mergers and the other transactions contemplated by the merger agreement.

The merger agreement provides that the closing of the mergers will take place at 10:00 a.m. Eastern time on the second business day following the date on which the last of the conditions to closing of the mergers has been satisfied or waived.

The Mergers (See page 105)

Subject to the terms and conditions of the merger agreement, at the effective time of the company merger, PE REIT II will merge with and into REIT Merger Sub, with REIT Merger Sub surviving the company merger as the Surviving Entity, which will be a wholly owned subsidiary of PECO.

The merger agreement also provides for the merger of OP Merger Sub with and into PE OP II, with PE OP II surviving the merger as the Surviving Partnership. At the effective time of the partnership merger, OP Merger Sub GP, a wholly owned subsidiary of PECO OP, will be the sole general partner of the Surviving Partnership, and PECO OP will be the sole limited partner of the Surviving Partnership.

The Merger Consideration (See page 163)

At the effective time of the company merger and by virtue of the company merger, each outstanding share of PE REIT II common stock (including the outstanding restricted shares of PE REIT II common stock granted under the PE REIT II independent director stock plan to be treated as described below in “—Treatment of PE REIT II Equity Awards—PE REIT II Restricted Shares”), and each fraction thereof, will be cancelled and converted into the right to receive the merger consideration of 2.04 shares of PECO common stock (or with respect to any fractional share of PECO common stock, that fraction of PECO common stock consistent with the exchange ratio).

At the effective time of the partnership merger, each PE OP II unit (excluding each Class B unit and the special limited partnership interest of PE OP II which will be cancelled in connection with the partnership merger) issued and outstanding immediately prior to the effective time of the partnership merger will be converted into the right to receive the consideration of 2.04 validly issued PECO OP units, which we refer to as the partnership merger consideration. The PECO OP units issued in exchange for PE OP II units in connection with the partnership merger will be rounded down to the nearest whole unit; no fractional PECO OP units will be issued in connection with the partnership merger. Each Class B unit and the special limited partnership interest of PE OP II will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor, in each case, in connection with the partnership merger.

Upon completion of the mergers, we estimate that continuing PECO stockholders will own approximately 71% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock), and former PE REIT II stockholders will own approximately 29% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock).

Voting Agreements (See page 185)

Concurrently with the execution of the merger agreement, certain equityholders and executive officers of PECO and/or PECO OP, including Jeffrey S. Edison, PECO’s Chief Executive Officer and Chairman of the PECO Board, and Devin I. Murphy, PECO’s Chief Financial Officer, Treasurer and Secretary, entered into voting agreements with PE REIT II and PE OP II pursuant to which such individuals agreed, among other things, to vote in favor of the PECO charter amendment and the mergers, upon the terms and subject to the conditions set forth in such voting agreements. The shares of PECO common stock subject to such voting agreements comprise approximately 0.20% of the outstanding shares of PECO common stock and the limited partnership interests of PECO OP subject to such voting agreements comprise approximately 47.08% of the outstanding PECO OP units not owned by PECO.

Reasons for the Merger (See page 115)

In evaluating the mergers, the merger agreement and the other transactions contemplated by the merger agreement, the PECO Board consulted with PECO’s management and legal and financial advisors. In deciding to declare advisable and approve and adopt the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the PECO charter amendment, and to recommend that the PECO stockholders vote to approve the mergers and the other transactions contemplated by the merger agreement and the PECO charter amendment, the PECO Board considered various factors that it viewed as supporting its decision. In the course of its evaluation of the proposed transactions, the PECO Board also considered a variety of risks and other potentially negative factors concerning the merger agreement, the mergers and the other transactions contemplated by the merger agreement.

A fulsome discussion of certain factors considered by the PECO Board in reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement can be found in the section entitled “The Mergers—Recommendation of the PECO Board of Directors and Its Reasons for the Mergers” beginning on page 115.

In evaluating the mergers, the merger agreement and the other transactions contemplated by the merger agreement, the PE REIT II Board considered the recommendation of the PE REIT II Special Committee. The PE REIT II Special Committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In reaching their respective determinations, the PE REIT II Board and PE REIT II Special Committee considered a number of factors, including various factors which the PE REIT II Board and the PE REIT II Special Committee viewed as supporting their respective decisions with respect to the merger agreement, the mergers and the other transactions contemplated by the merger agreement. In the course of their evaluations of the proposed transactions, the PE REIT II Special Committee and the PE REIT II Board also considered a variety of risks and other potentially negative factors concerning the merger agreement, the mergers and the other transactions contemplated by the merger agreement.

The PE REIT II Special Committee also considered whether to solicit proposals from third parties prior to entering into the merger agreement. After considering the likelihood that a third party would emerge with a competitive proposal, the right of PE REIT II to actively solicit alternative acquisition proposals during the 30-day “go shop” period and the provisions of the draft merger agreement permitting PE REIT II to terminate the merger agreement to enter into an agreement for a Superior Proposal (as defined in “The Merger Agreement—Covenant and Agreements—No Solicitation and Change in Recommendation with Competing Proposal”), the PE REIT II Special Committee determined to move forward with the transaction without soliciting other proposals before execution of the definitive merger agreement.

A fulsome discussion of certain factors considered by the PE REIT II Special Committee and the PE REIT II Board in reaching their decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement can be found in the section entitled “The Mergers—Recommendation of the PE REIT II Board of Directors and Its Reasons for the Mergers” beginning on page 118.

Recommendation of the PECO Board of Directors (See page 115)

On July 17, 2018, after careful consideration, the PECO Board unanimously (i) determined that the mergers and the other transactions contemplated by the merger agreement are advisable and in the best interests of PECO and its stockholders, (ii) approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and (iii) declared the PECO charter amendment advisable. Certain factors considered by the PECO Board in reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement and declare the PECO charter amendment advisable can be found in the section entitled “The Mergers—Recommendation of the PECO Board of Directors and Its Reasons for the Mergers” beginning on page 115.

The PECO Board unanimously recommends that PECO stockholders vote (i) FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement, (ii) FOR each of the nominees for election as a director, (iii) FOR the proposal to approve the PECO charter amendment, (iv) FOR the approval of the non-binding, advisory resolution on executive compensation, (v) for “EVERY YEAR” on the non-binding, advisory vote on the frequency of future non-binding, advisory resolutions on executive compensation and (vi) FOR the proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement or to approve the PECO charter amendment.

Recommendation of the PE REIT II Board of Directors (See page 118)

On July 17, 2018, after careful consideration, the PE REIT II Board, based on the unanimous recommendation of the PE REIT II Special Committee, unanimously determined that the mergers and the other transactions contemplated by the merger agreement are advisable and in the best interests of PE REIT II and its stockholders and (ii) authorized and approved the mergers and the other transactions contemplated by the merger agreement and authorized, approved and adopted the merger agreement. Certain factors considered by the PE REIT II Special Committee and the PE REIT II Board in reaching their decisions to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement can be found in the section entitled “The Mergers—Recommendation of the PE REIT II Board of Directors and Its Reasons for the Mergers” beginning on page 118.

The PE REIT II Board, based on the unanimous recommendation of the PE REIT II Special Committee of the proposals set forth in the following clauses (i), (iii) and (iv), and the PE REIT II Board’s independent consideration of the proposal set forth in clause (ii), unanimously recommends that the PE REIT II stockholders vote (i) FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement, (ii) FOR each of the nominees for election as a director, (iii) FOR the non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger, and (iv) FOR the proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement.

Summary of Risks Related to the Mergers (See page 23)

You should consider carefully the risk factors described below together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the mergers and the other transactions contemplated by the merger agreement are described under the section “Risk Factors—Risks Related to the Mergers.” Certain of the risks related to the mergers and the other transactions contemplated by the merger agreement, include, amongst others, the following:

•	PECO and PE REIT II stockholders will be diluted by the mergers and, consequently, will have less influence over the management and policies of the Combined Company after the mergers than each currently exercises over the management and policies of PECO and PE REIT II, as applicable;
•	completion of the mergers is subject to many conditions and if these conditions are not satisfied or waived, the mergers will not be completed, which could result in the requirement that (i) PECO pay to PE REIT II a termination fee of $75,620,000 or (ii) PE REIT II pay to PECO a termination fee of $15,850,000 in connection with the go shop provisions of the merger agreement or a termination fee of $31,700,000 other than in connection with the go shop provisions of the merger agreement;
•	failure to complete the mergers could negatively affect the future business and financial results of both PECO and PE REIT II;
•	the pendency of the mergers could adversely affect the business and operations of PECO and PE REIT II;
•	the merger agreement contains provisions that could discourage a potential competing acquirer of PE REIT II from proposing an alternative transaction that may be more advantageous to PE REIT II’s stockholders or could result in a competing acquisition proposal being at a lower price than it might otherwise be;
•	based on the exchange ratio of 2.04, in the event the mergers are consummated, the total annual dividend that PE REIT II stockholders will receive after closing in respect of each share of PE REIT II common stock will be approximately $1.367 compared to $1.625 prior to the closing of the transaction;
•	if the mergers are not consummated by the Outside Date, either PECO or PE REIT II may terminate the merger agreement;
•	if and when the Combined Company completes a liquidity event, the market value ascribed to the shares of common stock of the Combined Company upon the liquidity event may be significantly lower than the estimated net asset value per share of PECO and PE REIT II considered by their respective boards of directors in approving and recommending the mergers; and
•	some of the directors and executive officers of PE REIT II have interests in the mergers that are different from, or in addition to, those of the other PE REIT II stockholders.

The PECO Annual Meeting (See page 58)

The annual meeting of the PECO stockholders will be held at the offices of Latham & Watkins, located at 885 Third Avenue, New York, New York 10022 on November 14, 2018, commencing at 8:00 a.m. Eastern Time.

At the PECO annual meeting, the PECO stockholders will be asked to consider and vote upon the following matters:

1.	a proposal to approve the company merger and the other transactions contemplated by the merger agreement;

2.	a proposal to elect five nominees for director, with each to serve until the next annual meeting of PECO stockholders and until their respective successors are duly elected and qualify;
3.	a proposal to approve the PECO charter amendment;
4.	a proposal to approve, on a non-binding, advisory basis, the compensation of the PECO named executive officers;
5.	a proposal to vote, on a non-binding advisory basis, on the frequency of future non-binding advisory resolutions on executive compensation (every year, every two years or every three years);
6.	a proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement or to approve the PECO charter amendment; and
7.	such other business as may properly come before the meeting and any adjournment or postponement thereof.

This joint proxy statement/prospectus also contains information regarding the PE REIT II annual meeting, including the items of business for that annual meeting. Unless they also own shares of PE REIT II as of the close of business on the record date for the PE REIT II annual meeting, PECO stockholders may not vote on the proposals to be voted on at the PE REIT II annual meeting.

Approval of the proposal to approve the company merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes cast on such proposal.

The election of each of the nominees for director requires the affirmative vote of the holders of a majority of the shares of stock entitled to vote who are present in person or by proxy.

Approval of the proposal to approve the PECO charter amendment requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.

Approval of the non-binding, advisory resolution on executive compensation requires the affirmative vote of a majority of all of the votes cast on such proposal.

With regard to the non-binding, advisory vote on the frequency of future non-binding, advisory resolutions on executive compensation, the option of every year, every two years or every three years that receives the affirmative vote of a majority of all of the votes cast on such proposal will be the frequency recommended by stockholders. In the event that no option receives such a majority, the PECO Board will consider the option that receives the most votes to be the frequency recommended by PECO stockholders.

Approval of the proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement or to approve the PECO charter amendment requires the affirmative vote of a majority of all of the votes cast on such proposal.

At the close of business on the record date, directors and executive officers of PECO and their affiliates were entitled to vote 512,931 shares of PECO common stock, or less than 1% of the shares of PECO common stock issued and outstanding on that date. PECO currently expects that all PECO directors and executive officers will vote their shares of PECO common stock in favor of the proposal to approve the PECO charter amendment and the proposal to approve the company merger and the other transactions contemplated by the merger agreement as well as the other proposals to be considered at the PECO annual meeting.

Your vote as a PECO stockholder is very important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the PECO annual meeting in person.

The PE REIT II Annual Meeting (See page 88)

The annual meeting of the PE REIT II stockholders will be held at the offices of Latham & Watkins, located at 885 Third Avenue, New York, New York 10022 on November 14, 2018, commencing at 1:00 p.m. Eastern Time.

At the PE REIT II annual meeting, the PE REIT II stockholders will be asked to consider and vote upon the following matters:

1.	a proposal to approve the company merger and the other transactions contemplated by the merger agreement;

2.	a proposal to elect four nominees for director, with each to serve until the next annual meeting of PE REIT II stockholders and until their respective successors are duly elected and qualify;
3.	a non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger;
4.	a proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement; and
5.	such other business as may properly come before the meeting and any adjournment or postponement thereof.

This joint proxy statement/prospectus also contains information regarding the PECO annual meeting, including the items of business for that annual meeting. Unless they also own shares of PECO as of the close of business on the record date for the PECO annual meeting, PE REIT II stockholders may not vote on the proposals to be voted on at the PECO annual meeting.

Approval of the proposal to approve the company merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.

The election of each of the nominees for director requires the affirmative vote of holders of a majority of the shares of stock entitled to vote who are present in person or by proxy.

Approval of the non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger requires the affirmative vote of a majority of all of the votes cast on such proposal.

Approval of the proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes cast on such proposal.

At the close of business on the record date, directors and executive officers of PE REIT II and their affiliates were entitled to vote 67,069 shares of PE REIT II common stock, or less than 1% of the shares of PE REIT II common stock issued and outstanding on that date. PE REIT II currently expects that all PE REIT II directors and executive officers will vote their shares of PE REIT II common stock in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement as well as the other proposals to be considered at the PE REIT II annual meeting, although none of them is contractually obligated to do so.

Your vote as a PE REIT II stockholder is very important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the PE REIT II annual meeting in person.

Opinions of Financial Advisors

Opinion of PECO’s Financial Advisor (See page 121)

In connection with the mergers, BofA Merrill Lynch delivered a written opinion, dated July 17, 2018, to the PECO Board as to the fairness, from a financial point of view and as of such date, to PECO of the exchange ratio provided for in the company merger. The full text of BofA Merrill Lynch’s written opinion, dated July 17, 2018, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety.

BofA Merrill Lynch delivered its opinion to the PECO Board for the benefit and use of the PECO Board (in its capacity as such) in connection with and for purposes of the PECO Board’s evaluation of the exchange ratio provided for in the company merger from a financial point of view to PECO. BofA Merrill Lynch’s opinion did not address any terms or other aspects or implications of the mergers (other than the exchange ratio to the extent expressly specified in such opinion) or related transactions and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to PECO or in which PECO might engage or as to the underlying business decision of PECO to proceed with or effect the mergers or related transactions. BofA Merrill Lynch also expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the mergers, any related transactions or any other matter. See “The Mergers—Opinion of PECO’s Financial Advisor” beginning on page 121.

Opinion of the PE REIT II Special Committee’s Financial Advisor (See page 128)

The PE REIT II Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the company merger. The PE REIT II Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of the business and affairs of PE REIT II. As part of this engagement, the PE REIT II Special Committee requested that Morgan Stanley evaluate the fairness from a financial point of view of the exchange ratio provided for in the company merger to the holders of shares of PE REIT II common stock. On July 17, 2018, at a meeting of the PE REIT II Special Committee, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing by delivery of a written opinion to the PE REIT II Special Committee, dated July 17, 2018, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of PE REIT II common stock.

The full text of the written opinion of Morgan Stanley, dated July 17, 2018, is attached to this joint proxy statement/prospectus as Annex D, and is hereby incorporated by reference into this joint proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. You are encouraged to, and should, read Morgan Stanley’s opinion and the section summarizing Morgan Stanley’s opinion carefully and in their entirety. Morgan Stanley’s opinion was directed to the PE REIT II Special Committee, in its capacity as such, and addressed only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of shares of the PE REIT II common stock, as of the date of the opinion, and did not address any other aspects or implications of the company merger. It was not intended to, and does not, constitute advice or a recommendation to any stockholder of PE REIT II or of PECO as to how to act or vote in connection with any of the transactions contemplated by the merger agreement. See “Opinion of the PE REIT II Special Committee’s Financial Advisor” beginning on page 128.

Treatment of PE REIT II Equity Awards (See pages 138 and 164)

PE REIT II’s independent directors hold restricted shares of PE REIT II common stock issued pursuant to the PE REIT II independent director stock plan. Except as described below, at the effective time of the company merger, each of these outstanding restricted shares of PE REIT II common stock will vest and all restrictions thereon will lapse, and each such PE REIT II restricted share will be cancelled and converted into the right to receive 2.04 shares of PECO common stock (or with respect to any fractional share of PECO common stock, that fraction of PECO common stock consistent with the exchange ratio). Prior to the effective time of the company merger, Mark D. McDade will (i) resign from the PE REIT II Board and (ii) enter into an agreement with PE REIT II, whereby his unvested restricted shares of PE REIT II common stock will vest and PE REIT II will redeem his shares of PE REIT II common stock (including his newly vested restricted shares of PE REIT II common stock) for cash for an amount equal to the number of shares of PECO common stock he would have received in the company merger multiplied by $11.05 (the most recent estimated value per share of PECO common stock). Accordingly, Mr. McDade will not receive any shares of PECO common stock in the company merger.

For more information regarding treatment of PE REIT II equity awards, see “The Mergers—Interests of PE REIT II’s Directors and Executive Officers in the Mergers—Treatment of PE REIT II Equity Awards” beginning on page 138 and “The Merger Agreement—Merger Consideration; Effects of the Merger—Treatment of PE REIT II Equity Awards” beginning on page 164.

Directors and Management of the Combined Company After the Mergers (See page 139)

Immediately following the effective time of the company merger, the board of directors of the Combined Company will be increased to seven members, with the five directors of the PECO Board elected by the PECO stockholders at the PECO annual meeting continuing as directors of the Combined Company. In addition, two independent directors of the PE REIT II Board, David W. Garrison and John A. Strong, will join the board of directors of the Combined Company, to serve until the next annual meeting of the stockholders of the Combined Company (and until their successors qualify and are duly elected).

The executive officers of PECO immediately prior to the effective time of the company merger will continue to serve as the executive officers of the Combined Company, with Jeffrey S. Edison continuing to serve as the Chief Executive Officer of the Combined Company. See “The Merger Agreement—Board of Directors, Partners and Officers of the Surviving Entities” on page 163 for more information.

Dissenters’ and Appraisal Rights in the Mergers (See page 164)

Pursuant to the PE REIT II charter, and, with respect to PECO, as a result of the structure of the transaction, no dissenters’ or appraisal rights or rights of objecting stockholders will be available with respect to the mergers or the other transactions contemplated by the merger agreement.

Conditions to Completion of the Mergers (See page 181)

A number of conditions must be satisfied or waived, where legally permissible, before the mergers can be consummated. These include, among others:

•	approval by PE REIT II stockholders of the mergers and the other transactions contemplated by the merger agreement (except that the approval of the PECO charter amendment by the PE REIT II stockholders is not a condition to the closing of the mergers);
•	approval by PECO stockholders of the mergers and the other transactions contemplated by the merger agreement, including the PECO charter amendment;
•	the receipt by PECO of certain written consents from third parties previously agreed among the parties;
•	declaration of effectiveness of the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of such Form S-4 and any threat by the SEC to do so, or any commencement or threat of any proceeding to that effect; and
•	truth and accuracy of the representations and warranties of each party made in the merger agreement as of the closing, subject to certain materiality standards.

Neither PECO nor PE REIT II can give any assurance as to when or if all of the conditions to the consummation of the mergers will be satisfied or waived or that the mergers will occur.

See “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 181 for more information.

Regulatory Approvals Required for the Mergers (See page 140)

PECO and PE REIT II are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the mergers or the other transactions contemplated by the merger agreement.

PE REIT II Go Shop; Acquisition Proposals (See page 170)

Until 11:59 p.m. (Eastern Time) on August 15, 2018 (the “go shop period end time”), under certain specified circumstances, the acquired companies and their respective representatives had the right to (i) initiate, solicit or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with Competing Proposal”), including by way of contacting third parties and providing non-public information pursuant to acceptable confidentiality agreements, (ii) engage in and continue to discuss and negotiate regarding such proposals, inquiries or offers, (iii) enter into any contract (including any letter of intent or agreement in principle) with respect to a Competing Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement to the extent, and only for so long as necessary to allow the counterparty to make a Competing Proposal or inquire, negotiate, evaluate, propose or make an offer that would be reasonably likely to lead to a Competing Proposal prior to the go shop period end time, and (v) disclose to PE REIT II stockholders certain information required to be disclosed under applicable law (provided, that in certain circumstances, such disclosure may constitute a PE REIT II Adverse Recommendation Change). In accordance with the terms of the merger agreement, following the execution of the merger agreement, Morgan Stanley, at the direction of the PE REIT II Special Committee, began soliciting inquiries and proposals from third parties. Prior to the go shop period end time, Morgan Stanley contacted 35 third parties, two of which executed confidentiality agreements with PE REIT II. None of the third parties contacted by Morgan Stanley provided PE REIT II with a proposal or offer regarding an alternative acquisition proposal.

No Solicitation and Change in Recommendation with Competing Proposal (See page 171)

Under the merger agreement, from and after the go shop period end time, PE REIT II has agreed not to, and to cause its subsidiaries not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or furnish to any other person or entity information or afford to any other person or entity access to the business, properties, assets or personnel of the acquired companies, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, a Competing Proposal, (iii) enter into any contract (including any letter of intent or agreement in principle) with respect to a Competing Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute (provided, that notwithstanding anything contained in the merger agreement to the contrary, PE REIT II may waive any provision that prohibits a confidential proposal being made to the PE REIT II Special Committee or the PE REIT II Board), or (v) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal.

However, prior to the approval of the company merger by the PE REIT II stockholders, PE REIT II may, under certain specified circumstances, engage in discussions or negotiations with and provide non-public information regarding itself to a third party making an unsolicited, written Competing Proposal. Under the merger agreement, PE REIT II is required to notify PECO promptly if it receives any inquiry or any request for negotiation regarding a Competing Proposal and must provide to PECO a copy of any Competing Proposal (including a copy of any acquisition agreement and any related transaction documents and financing commitments, if any, and any subsequence amendments) and a written summary of any other material terms of any Competing Proposal not made in writing.

Before the approval of the company merger by the stockholders of PE REIT II, the PE REIT II Board may, under certain specified circumstances, withdraw its recommendation of the company merger and terminate the merger agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal if the PE REIT II Special Committee and the PE REIT II Board determine in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law.

For more information regarding the limitations on PE REIT II, the PE REIT II Board and the PE REIT II Special Committee to consider other proposals, see “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with Competing Proposal” beginning on page 171.

Change in Recommendation with Intervening Events (See page 174)

In addition, each of the PE REIT II Board and the PECO Board may change its recommendation to stockholders in the event or occurrence of a material event, circumstance, change or development that was not known to the applicable board of directors prior to the execution of the merger agreement (other than with respect to a Competing Proposal, as discussed in the immediately preceding section above). However, in the event of such a change in recommendation, the applicable board of directors is still obligated under the merger agreement to cause the approval of the mergers (and, in the case of PECO, to the extent permitted under Maryland law, the PECO charter amendment) to be taken to a vote of its stockholders at its annual meeting.

For more information regarding the limitations on PECO, the PECO Board, PE REIT II, the PE REIT II Board and the PE REIT II Special Committee in connection with certain intervening events, see “The Merger Agreement—Covenants and Agreements—Change in Recommendation with Intervening Events” beginning on page 174.

Termination of the Merger Agreement (See page 182)

The merger agreement may be terminated at any time by the mutual consent of the PECO parties and the PE REIT II parties in a written instrument, even after receipt of the PE REIT II merger approval or the PECO stockholder approval.

In addition, the merger agreement may also be terminated prior to the effective time of the company merger by either PECO or PE REIT II under the following conditions, each subject to certain exceptions:

•	there has been a breach by the other party of any representation, warranty or covenant set forth in the merger agreement, which causes a condition of the merger agreement not to be satisfied (and such breach is not curable prior to the Outside Date or, if curable, not cured within the required timeline) (provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement set forth in the merger agreement);
•	the mergers are not consummated by the Outside Date;
•	a governmental entity has issued a final, non-appealable judgment permanently restraining, enjoining or otherwise prohibiting the consummation of the mergers or the other transactions contemplated by the merger agreement;
•	the holders of PE REIT II common stock do not approve the company merger and the other transactions contemplated by the merger agreement; or

•	the holders of PECO common stock do not approve the PECO charter amendment, the company merger and the other transactions contemplated by the merger agreement.

The merger agreement may also be terminated by PECO if, prior to the PE REIT II merger approval by the PE REIT II stockholders, the PE REIT II Board:

•	fails to recommend to the PE REIT II stockholders that they approve the company merger (the “PE REIT II Board recommendation”) or fails to include the PE REIT II Board recommendation in this joint proxy statement/prospectus;
•	changes, qualifies, withholds, withdraws or modifies, or publicly proposes to change, qualify, withhold, withdraw or, in a manner adverse to PECO, modify, the PE REIT II Board recommendation;
•	takes any formal action or makes any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in the merger agreement;
•	adopts, approves or recommends, or publicly proposes to approve or recommend to the PE REIT II stockholders a Competing Proposal; or
•	fails to make or reaffirm the PE REIT II Board recommendation within five business days following PE REIT II’s written request to do so following PE REIT II’s or its representatives’ receipt of a Competing Proposal or any material change thereto.

The merger agreement may also be terminated by PE REIT II if the PECO Board fails to recommend to the PECO stockholders that the PECO stockholder approval be given (the “PECO Board recommendation”) or fails to include the PECO Board recommendation in this joint proxy statement/prospectus, or changes, qualifies, withholds, withdraws or modifies or publicly proposes to change, qualify, withhold, withdraw or, in any manner adverse to PE REIT II, modify, the PECO Board recommendation:

For more information regarding the rights of PECO and PE REIT II to terminate the merger agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 182.

Termination Fee and Expenses (See page 183)

Generally, all fees and expenses incurred in connection with the mergers and the other transactions contemplated by the merger agreement will be paid by the party incurring those fees and expenses (other than expenses incurred to obtain the Debt Consents and Amendments, and certain financial printer escrow agreement expenses that will be borne 50% by each party). Additionally, upon termination of the merger agreement in certain circumstances, the merger agreement provides for the payment of a termination fee to PECO by PE REIT II of $15,850,000 (in the case of termination in connection with the go shop provisions of the merger agreement) or $31,700,000 (in connection with termination under certain other circumstances). The merger agreement also provides for the payment of a termination fee to PE REIT II by PECO of $75,620,000 upon termination of the merger agreement in certain circumstances.

See “The Merger Agreement—Termination of the Merger Agreement—Termination Payments” beginning on page 183 for more information.

Material U.S. Federal Income Tax Consequences of the Company Merger (See page 141)

PECO and PE REIT II intend that the company merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the mergers is conditioned on the receipt by each of PECO and PE REIT II of an opinion from its counsel to the effect that the company merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the company merger qualifies as a reorganization, U.S. holders (as defined below) of shares of PE REIT II common stock generally will not recognize gain or loss as a result of the company merger.

For further discussion of certain U.S. federal income tax consequences of the company merger and the ownership and disposition of the Combined Company common stock, see “The Mergers—U.S. Federal Income Tax Considerations” beginning on page 140.

Holders of shares of PE REIT II common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the company merger and the ownership and disposition of the Combined Company common stock.

Accounting Treatment of the Mergers (See page 160)

PECO prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to herein as GAAP. The mergers will be treated as an asset acquisition under GAAP. See “The Merger — Accounting Treatment” beginning on page 160 for more information.

Comparison of Rights of PECO Stockholders and PE REIT II Stockholders (See page 191)

The rights of PE REIT II stockholders are currently governed by and subject to the provisions of the Maryland General Corporation Law (the “MGCL”), and the charter and bylaws of PE REIT II. Upon consummation of the mergers, the rights of the former PE REIT II stockholders who receive shares of PECO common stock in the company merger will continue to be governed by the MGCL and will be governed by the PECO charter and bylaws (as amended by the PECO charter amendment and as they may be further amended from time to time in accordance with the MGCL), rather than the charter and bylaws of PE REIT II. In particular, as is typical for REITs to protect their status as a REIT, the PECO charter provides that, with limited exceptions, no person may beneficially own, or be deemed to beneficially own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding shares of PECO’s capital stock or 9.8%, in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of PECO common stock.

For a summary of certain differences between the rights of PECO stockholders and PE REIT II stockholders, see “Comparison of Rights of the PECO Stockholders and the PE REIT II Stockholders” beginning on page 191.

Selected Historical Financial Information of PECO (See page F-13)

Presented below is the selected historical consolidated financial data of PECO as of and for the periods indicated. The selected historical consolidated financial data of PECO for each of the fiscal years ended December 31, 2017, 2016, 2015, 2014, and 2013 has been derived from PECO’s historical audited consolidated financial statements, which are included in this joint proxy statement/prospectus beginning on page F-13. The selected historical financial information for the six months ended June 30, 2018, has been derived from PECO’s unaudited interim consolidated financial statements, which are included in this joint proxy statement/prospectus.

You should read the historical financial information together with the financial statements included in this joint proxy statement/prospectus and their accompanying notes beginning on page F-18 and PECO management’s discussion and analysis of operations and financial condition of PECO attached to this joint proxy statement/prospectus as Annex E.

	As of and for the six months ended	As of and for the years ended December 31,
(in thousands, except per share amounts)	June 30, 2018	2017(1)	2016	2015	2014	2013
Balance Sheet Data:(2)
Investment in real estate assets at cost	$3,749,351	$3,751,927	$2,584,005	$2,350,033	$2,201,235	$1,136,074
Cash and cash equivalents	8,310	5,716	8,224	40,680	15,649	460,250
Total assets	3,452,123	3,526,082	2,380,188	2,226,248	2,141,196	1,716,256
Debt obligations, net	1,838,472	1,806,998	1,056,156	845,515	640,889	195,601
Operating Data:
Total revenues	$207,372	$311,543	$257,730	$242,099	$188,215	$73,165
Property operating expenses	(35,016)	(53,824)	(41,890)	(38,399)	(32,919)	(11,896)
Real estate tax expenses	(26,473)	(43,456)	(36,627)	(35,285)	(25,262)	(9,658)
General and administrative expenses	(23,911)	(36,348)	(31,804)	(15,829)	(8,632)	(4,346)
Interest expense, net	(33,830)	(45,661)	(32,458)	(32,390)	(20,360)	(10,511)
Net (loss) income	(15,913)	(41,718)	9,043	13,561	(22,635)	(12,350)
Net (loss) income attributable to stockholders	(12,951)	(38,391)	8,932	13,360	(22,635)	(12,404)
Cash Flow Data:
Cash flows provided by operating activities	$77,812	$108,861	$103,076	$106,073	$75,671	$18,540
Cash flows used in investing activities(3)	(13,268)	(640,742)	(191,328)	(110,744)	(718,828)	(767,413)
Cash flows (used in) provided by financing activities	(66,951)	509,380	90,685	29,732	195,500	1,210,275
Per Share Data:
Net (loss) income per share—basic and diluted	$(0.07)	$(0.21)	$0.05	$0.07	$(0.13)	$(0.18)
Common stock distributions declared	0.34	0.67	0.67	0.67	0.67	0.67
Weighted-average shares outstanding—basic	185,171	183,784	183,876	183,678	179,280	70,227
Weighted-average shares outstanding—diluted	229,624	196,497	186,665	186,394	179,280	70,227
(1)	Includes the impact of the PELP transaction

(2)	Certain prior period balance sheet amounts have been restated to conform with PECO’s adoption in 2016 of Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs.
(3)	Certain prior period cash flows used in investing activities amounts have been restated to conform with PECO’s adoption in 2018 of ASU 2016-18, Statement of Cash Flows (Topic 230).

Selected Historical Financial Information of PE REIT II (See page F-70)

Presented below is the selected historical consolidated financial data of PE REIT II as of and for the periods indicated. The selected historical consolidated financial data of PE REIT II for each of the fiscal years ended December 31, 2017, 2016, 2015, and 2014, has been derived from PE REIT II’s historical audited consolidated financial statements, which are included in this joint proxy statement/prospectus beginning on page F-70. The selected historical financial information for the six months ended June 30, 2018 has been derived from PE REIT II’s unaudited interim consolidated financial statements, which are included in this joint proxy statement/prospectus.

You should read the historical financial information together with the financial statements included in this joint proxy statement/prospectus and their accompanying notes beginning on page F-75 and PE REIT II management’s discussion and analysis of operations and financial condition of PE REIT II attached to this joint proxy statement/prospectus as Annex F.

	As of and for the six months ended	As of and for the years ended December 31,
(in thousands, except per share amounts)	June 30, 2018	2017	2016	2015	2014
Balance Sheet Data:(1)
Investment in real estate assets at cost	$1,765,771	$1,741,536	$1,510,160	$1,066,509	$341,554
Cash and cash equivalents	3,440	1,435	8,259	17,359	179,117
Total assets	1,644,725	1,652,317	1,486,527	1,079,713	524,091
Debt obligations, net	802,021	775,275	533,215	81,305	27,383
Operating Data:
Total revenues	$87,866	$162,577	$129,796	$60,413	$8,445
Property operating expenses	(14,158)	(27,270)	(22,226)	(10,756)	(1,651)
Real estate tax expenses	(14,003)	(25,154)	(20,157)	(9,592)	(966)
General and administrative expenses	(9,031)	(19,352)	(18,139)	(3,744)	(1,606)
Interest expense, net	(15,034)	(22,494)	(10,970)	(3,990)	(1,206)
Net loss	(2,872)	(9,531)	(5,497)	(6,698)	(5,833)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$29,474	$50,308	$45,353	$16,618	$(1,311)
Cash flows used in investing activities(2)	(19,406)	(197,535)	(360,548)	(617,941)	(296,089)
Cash flows provided by financing activities	(8,064)	141,956	307,775	440,478	476,653
Per Share Data:
Net loss per share—basic and diluted	$(0.06)	$(0.20)	$(0.12)	$(0.18)	$(0.57)
Common distributions declared	0.81	1.62	1.62	1.62	1.49
Weighted-average shares outstanding—basic	46,726	46,544	46,228	36,538	10,302
Weighted-average shares outstanding—diluted	46,726	46,544	46,230	36,538	10,302
(1)	Certain prior period balance sheet amounts have been restated to conform with PE REIT II’s adoption in 2016 of ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs.
(2)	Certain prior period cash flows used in investing activities amounts have been restated to conform with PE REIT II’s adoption in 2018 of ASU 2016-18, Statement of Cash Flows (Topic 230).

Selected Unaudited Pro Forma Consolidated Financial Information (See page F-3)

The following tables set forth selected unaudited pro forma consolidated financial information. The pro forma consolidated financial information combines the historical financial statements of PECO and PE REIT II after giving effect to the mergers using the acquisition method of accounting and preliminary estimates, assumptions and pro forma adjustments as described below and in the accompanying notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information should be read in conjunction with PECO’s historical consolidated financial statements and PE REIT II’s historical consolidated financial statements, including the notes thereto, which are included herein. The selected unaudited pro forma combined consolidated financial information has been derived from and should be read in conjunction with the unaudited pro forma consolidated financial information and accompanying notes included in this joint proxy statement/prospectus beginning on page F-7.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the transactions described above had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements.

	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Statements of operations data:
Total revenue	$282,869	$546,970
Net loss	(29,752)	(28,936)
Net loss attributable to stockholders	(25,682)	(24,961)
Net loss per share—basic and diluted	(0.09)	(0.09)
For the Six Months Ended June 30, 2018
Balance sheet data:
Total investment in real estate assets, net	$5,152,192
Cash and cash equivalents	11,750
Total assets	5,410,001
Debt obligations, net	2,666,479
Total liabilities	2,978,535
Total equity	2,431,466

Unaudited Comparative Per Share Information (See page F-13)

The following table sets forth for the year ended December 31, 2017 and the six months ended June 30, 2018, selected per share information for PECO and PE REIT II common stock on an historical basis and for the Combined Company on a pro forma basis after giving effect to the mergers accounted for as an asset acquisition. The information in the table is unaudited. You should read the tables below together with the historical consolidated financial statements and related notes of PECO and PE REIT II, which are included in this joint proxy statement/prospectus beginning on page F-13 and F-70, respectively.

The pro forma Combined Company net earnings per share for the six months ended June 30, 2018 and the year ended December 31, 2017 includes the combined net earnings attributable to the common stockholders of PECO and PE REIT II on a pro forma basis as if the transaction was consummated on January 1, 2017 and, with respect to net book value per share of common stock, on June 30, 2018.

The PECO pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

The PE REIT II pro forma equivalent information shows the effect of the mergers from the perspective of an owner of PE REIT II common stock and the information was computed by multiplying the PECO pro forma combined information by the exchange ratio of 2.04.

	PECO		PE REIT II
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
For the year ended December 31, 2017
Net (loss) income per share—basic and diluted	$(0.21)	$(0.09)	$(0.20)	$(0.18)
Common stock distributions declared	0.67	0.67	1.625	1.367
For the six months ended June 30, 2018
Net loss per share—basic and diluted	$(0.07)	$(0.09)	$(0.06)	$(0.18)
Common stock distributions declared	0.335	0.1675	0.8125	0.342
As of June 30, 2018
Estimated net asset value per share	$11.05	$11.05	$22.80	$22.54

Comparative PECO and PE REIT II Market Price and Dividend Information

PECO’s Market Price and Dividend Data

	Distributions Declared Per Share	Annualized Rate (at $10.00 per share)	Amount per $1,000 Invested
2018
Second Quarter	$0.1675	6.70%	$16.75
First Quarter	$0.1675	6.70%	$16.75
2017
Fourth Quarter	$0.1675	6.70%	$16.75
Third Quarter	$0.1675	6.70%	$16.75
Second Quarter	$0.1675	6.70%	$16.75
First Quarter	$0.1675	6.70%	$16.75
2016
Fourth Quarter	$0.1675	6.70%	$16.75
Third Quarter	$0.1675	6.70%	$16.75
Second Quarter	$0.1675	6.70%	$16.75
First Quarter	$0.1675	6.70%	$16.75

There is no established public trading market for shares of PECO common stock. At the close of business on August 28, 2018, the record date for PECO’s annual meeting, there were approximately 40,091 holders of record of PECO common stock. The following table sets forth the distributions declared on PECO common stock for the first and second quarters of 2018 and for the 2017 and 2016 fiscal years, which correspond to PECO’s respective quarterly fiscal periods for financial reporting purposes.

PE REIT II’s Market Price and Dividend Data

There is no established public trading market for shares of PE REIT II common stock. At the close of business on August 28, 2018, the record date for PE REIT II’s annual meeting, there were approximately 24,480 holders of record of PE REIT II common stock. The following table sets forth the distributions declared on PE REIT II common stock for the first and second quarters of 2018 and for the 2017 and 2016 fiscal years, which correspond to PE REIT II’s respective quarterly fiscal periods for financial reporting purposes.

	Distributions Declared Per Share	Annualized Rate (at $25.00 per share)	Amount per $1,000 Invested
2018
Second Quarter	$0.40625	6.50%	$16.25
First Quarter	$0.40625	6.50%	$16.25
2017
Fourth Quarter	$0.40625	6.50%	$16.25
Third Quarter	$0.40625	6.50%	$16.25
Second Quarter	$0.40625	6.50%	$16.25
First Quarter	$0.40625	6.50%	$16.25
2016
Fourth Quarter	$0.40625	6.50%	$16.25
Third Quarter	$0.40625	6.50%	$16.25
Second Quarter	$0.40625	6.50%	$16.25
First Quarter	$0.40625	6.50%	$16.25

If the Combined Company continues to pay quarterly cash dividends at the rate of $0.1675 per share, after giving effect to the exchange ratio of 2.04, this dividend, from the perspective of a holder of PE REIT II common stock, would be approximately 15.9% less than PE REIT II’s most recent quarterly dividend of $0.40625 per share.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” whether you are a PECO stockholder or a PE REIT II stockholder, you should carefully consider the following risks before deciding how to vote your shares of common stock of PECO and/or PE REIT II. In addition, you should read and consider the risks associated with each of the businesses of PECO and PE REIT II because these risks will also affect the Combined Company. These risks can be found in the respective Annual Reports on Form 10-K for the year ended December 31, 2017 and subsequent Quarterly Reports on Form 10-Q of PECO and PE REIT II. You should also read and consider the other information in this joint proxy statement/prospectus, including the Annexes. See “Where You Can Find More Information” beginning on page 199.

Risks Related to the Mergers

The exchange ratio will not be adjusted, other than as expressly contemplated in the merger agreement.

Upon the consummation of the company merger, each outstanding share of PE REIT II common stock, and each fraction thereof, will be converted automatically into the right to receive 2.04 shares of PECO common stock (or with respect to any fractional share of PE REIT II common stock, that fraction of PECO common stock consistent with the exchange ratio). The exchange ratio of 2.04 will not be adjusted, other than as expressly contemplated in the merger agreement. Except as expressly contemplated in the merger agreement, no change in the exchange ratio will be made for any reason, including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of PECO and PE REIT II;
•	changes in the estimated value per share of either the shares of PECO common stock or PE REIT II common stock;
•	interest rates, general market and economic conditions and other factors generally affecting the businesses of PECO and PE REIT II;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which PECO and PE REIT II operate; and
•	other factors beyond the control of PECO and PE REIT II, including those described or referred to elsewhere in this “Risk Factors” section.

PECO and PE REIT II stockholders will be diluted by the mergers.

The mergers will dilute the ownership position of PECO stockholders and result in PE REIT II stockholders having an ownership stake in the Combined Company that is smaller than their current stake in PE REIT II. Upon completion of the mergers, we estimate that continuing PECO stockholders will own approximately 71% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock), and former PE REIT II stockholders will own approximately 29% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock). Consequently, PECO stockholders and PE REIT II stockholders, as a general matter, will have less influence over the management and policies of the Combined Company after the effective time of the company merger than each currently exercises over the management and policies of PECO and/or PE REIT II, as applicable.

Completion of the mergers is subject to many conditions and if these conditions are not satisfied or waived, the mergers will not be completed, which could result in the requirement that PECO or PE REIT II pay certain termination fees.

The merger agreement is subject to many conditions which must be satisfied or waived in order to complete the mergers. The mutual conditions of the parties include, among others: (i) the approval by the PE REIT II stockholders of the company merger; (ii) the approval by PECO stockholders of the PECO charter amendment and the company merger; (iii) the absence of any law, order or injunction that would prohibit, restrain, enjoin or make illegal the consummation of the mergers or any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by, or any consent agreement, memorandum of understanding or other contract with, any governmental entity (whether temporary, preliminary or permanent) of a court of competent jurisdiction in effect preventing, restraining or enjoining the consummation of the mergers; and (iv) the effectiveness of the registration statement on Form S-4 to be filed by PECO for purposes of registering the PECO common stock to be issued in connection with the company merger. In addition, each party’s obligation to consummate the mergers is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party’s compliance with its covenants and agreements contained in the merger agreement (subject to customary materiality qualifiers);

(c) the absence of any change, event, circumstance or development arising during the period from the date of the merger agreement until the effective time of the company merger that has had or is reasonably likely to have a material adverse effect on the other party; (d) the receipt of an opinion of counsel of the other party to the effect that such party has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT; and (e) the receipt of an opinion of counsel of each party to the effect that the company merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In addition, PECO’s obligation to consummate the mergers is also subject to certain other conditions, including, among others, receipt of reasonable evidence that all applicable lender(s), administrative agents, rating agencies, and/or servicers with respect to certain loan documents have affirmatively consented to the mergers (or waived their right to approve or consent to the mergers) and any amendments and/or modification to certain other loan documents. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 181.

There can be no assurance that the conditions to closing of the mergers will be satisfied or waived or that the mergers will be completed. Failure to consummate the mergers may adversely affect PECO’s or PE REIT II’s results of operations and business prospects for the following reasons, among others: (i) each of PECO and PE REIT II will incur certain transaction costs, regardless of whether the proposed mergers close, which could adversely affect each company’s financial condition, results of operations and ability to make distributions to its stockholders; and (ii) the mergers, whether or not they close, will divert the attention of certain management and other key employees of PECO and PE REIT II from ongoing business activities, including the pursuit of other opportunities that could be beneficial to PECO or PE REIT II, respectively. In addition, PECO or PE REIT II may terminate the merger agreement under certain circumstances, including, among other reasons, if the mergers are not completed by the Outside Date. If the merger agreement is terminated under certain circumstances specified in the merger agreement, PECO may be required to pay PE REIT II a termination fee of $75,620,000, and PE REIT II may be required to pay PECO a termination fee of $15,850,000, in connection with the go shop process, or of $31,700,000 otherwise. If the mergers are not consummated, the ongoing businesses of PECO and PE REIT II could be adversely affected. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 182.

The limited partners of PECO OP will vote on a proposal to approve the mergers, which may reduce the likelihood of the mergers being consummated, even if the company merger has been approved by the stockholders of PECO and PE REIT II.

The merger agreement provides that PECO will use its reasonable best efforts to obtain the approval of the limited partners of PECO OP to the mergers. To obtain such approval of the limited partners of PECO OP, PECO must obtain the affirmative vote of a majority of the votes cast by the holders of PECO OP units (including PECO and its subsidiaries) entitled to vote on the mergers. For purposes of that vote, PECO is not entitled to vote its PECO OP units and instead is deemed to have cast its votes in proportion to the manner in which all outstanding shares of PECO common stock were voted in the PECO annual meeting for the proposal to approve the company merger and the other transactions contemplated by the merger agreement.

The limited partners of PECO OP may have interests in the mergers that differ from those of the PECO stockholders, and there can be no assurance that PECO will be able to obtain the approval of the limited partners of PECO OP to the mergers. As a result, if a sufficient number of limited partners of PECO OP oppose the mergers, the consummation of the mergers may be materially delayed and/or prevented from occurring, even if the PECO stockholder approval and the PE REIT merger approval have been obtained.

Failure to complete the mergers could negatively impact the future business and financial results of both PECO and PE REIT II.

If the mergers are not completed, the ongoing businesses of PECO and PE REIT II could be adversely affected and each of PECO and PE REIT II will be subject to a variety of risks associated with the failure to complete the mergers, including the following:

•	PE REIT II being required, under certain circumstances, to pay to PECO a termination fee of $15,850,000, in connection with the go shop process, or of $31,700,000 otherwise;
•	PECO being required, under certain circumstances, to pay to PE REIT II a termination fee of $75,620,000;
•	PECO and/or PE REIT II having to pay certain costs relating to the proposed mergers, such as legal, accounting, financial advisor, filing, printing and mailing fees; and
•	the diversion of PECO and PE REIT II management focus and resources from operational matters and other strategic opportunities while working to implement the mergers.

If the mergers are not completed, these risks could materially affect the business and financial results of both PECO and PE REIT II.

The pendency of the mergers could adversely affect the business and operations of PECO and PE REIT II.

Prior to the effective time of the company merger, some customers, prospective customers or vendors of each of PECO and PE REIT II may delay or defer decisions, which could negatively affect the revenues, earnings, cash flows and expenses of PECO and PE REIT II, regardless of whether the mergers are completed. Similarly, current and prospective employees of PECO may experience uncertainty about their future roles with the Combined Company following the mergers, which may materially adversely affect the ability of PECO to attract and retain key personnel during the pendency of the mergers. In addition, due to operating restrictions in the merger agreement, each of PECO and PE REIT II may be unable, during the pendency of the mergers, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial.

The merger agreement contains provisions that could discourage a potential competing acquirer of PE REIT II after the go shop period end time or could result in a competing acquisition proposal being at a lower price than it might otherwise be.

The merger agreement contains provisions that, subject to limited exceptions necessary to comply with the duties of the PE REIT II Board and the PE REIT II Special Committee, restrict the ability of PE REIT II to, after the go shop period end time, solicit, initiate or knowingly facilitate any third party proposals to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, PE REIT II. Prior to receiving PE REIT II merger approval, PE REIT II may negotiate with a third party after receiving an unsolicited written proposal if the PE REIT II Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the unsolicited proposal would reasonably be likely to result in a transaction that is more favorable to the PE REIT II stockholders from a financial point of view than the mergers. Once a third party proposal is received, PE REIT II must notify PECO within 24 hours following receipt of the proposal and keep PECO informed of the status and terms of the proposal and associated negotiations. In response to such a proposal, PE REIT II may, under certain circumstances, withdraw or modify its recommendation to PE REIT II stockholders with respect to the mergers, and enter into an agreement to consummate a competing transaction with a third party, if each of the PE REIT II Board and the PE REIT II Special Committee determines in good faith, after consultation with their financial advisors and outside legal counsel, that the competing proposal is more favorable to PE REIT II stockholders from a financial point of view and that failure to take such action would be inconsistent with its duties under applicable law, and PE REIT II pays the $15,850,000 termination fee (in the case of a termination in connection with the “go shop” process) or $31,700,000 (in the case of termination in certain other circumstances by PE REIT II) to PECO. See “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with Competing Proposal” beginning on page 171 and “The Merger Agreement—Termination of the Merger Agreement” beginning on page 182.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of PE REIT II from considering or proposing such an acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the mergers, or might result in a potential competing acquirer proposing to pay a lower per share value than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the merger agreement.

The merger agreement contains provisions that grant the PE REIT II Board and the PECO Board a general ability to terminate the merger agreement based on the exercise of the directors’ duties.

Either PE REIT II or PECO may terminate the merger agreement, subject to the terms thereof, in response to a material event, circumstance, change or development that was not known to the applicable entity’s board of directors prior to the execution of the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, circumstance, change or development, or any material consequence thereof, becomes known to the applicable entity’s board of directors prior to the effective time of the merger if the applicable entity’s board of directors determines in good faith, after consultation with its outside legal counsel, that failure to change its recommendation with respect to the mergers (and, in the case of the PECO Board, with respect to the PECO charter amendment) would be inconsistent with the directors’ duties under applicable law. If the merger is not completed, the ongoing businesses of PE REIT II and PECO could be adversely affected.

The pendency of the mergers could discourage a potential acquirer of PECO or could result in an offer being at a lower purchase multiple than it might otherwise be.

A potential acquirer that might have interest in acquiring PECO or all or substantially all of PECO’s assets may be discouraged from considering, proposing or otherwise pursuing such an acquisition because of the pendency of the mergers and the transactions contemplated by the merger agreement. While the merger agreement permits PECO to agree to a merger, consolidation or recapitalization in a manner that would not materially and adversely affect the economic benefits of the mergers to the PE REIT II stockholders or materially delay or impair the ability of PECO and PECO OP to consummate the mergers, a potential acquirer may be discouraged by the obligation to be bound by the terms of the merger agreement in connection with a potential acquisition of PECO. A potential acquirer that might be interested in acquiring PECO may not be interested during the pendency of the mergers to pursue an acquisition of PECO given the increased regulatory issues associated with the mergers (and the other transactions contemplated by the merger agreement) and/or other obligations and issues related to acquiring the larger Combined Company, instead of PECO as a standalone business. A potential acquirer may also offer a lower per share value to the PECO stockholders than it might otherwise have proposed to pay because of the added risks surrounding the present transaction and the obligation to be bound by the terms of the merger agreement if an acquisition of PECO were completed prior to the closing of the mergers.

If the mergers are not consummated by the Outside Date, either PECO or PE REIT II may terminate the merger agreement.

Either PECO or PE REIT II may terminate the merger agreement if the mergers have not been consummated by the Outside Date. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the merger agreement and that failure was a principal cause of, or resulted in, the failure to consummate the mergers.

Some of the directors of PE REIT II have interests in the mergers that are different from, or in addition to, those of the other PE REIT II stockholders.

Some of the directors of PE REIT II have arrangements that provide them with interests in the mergers that are different from, or in addition to, those of the PE REIT II stockholders, generally. These interests include, among other things, continued service as a director of the Combined Company. These interests, among other things, may influence or may have influenced the directors of PE REIT II to support or approve the company merger.

The mergers will result in changes to the board of directors of the Combined Company.

Upon completion of the mergers, the composition of the board of directors of the Combined Company will be different than the current PECO Board and the PE REIT II Board. The PECO Board currently consists of five directors and upon the consummation of the mergers, all of the directors of PECO immediately prior to the effective time of the company merger and two independent directors of PE REIT II, David W. Garrison and John A. Strong, are expected to comprise the board of directors of the Combined Company after the effective time of the company merger. Each of Mr. Garrison and Dr. Strong is currently a member of the PE REIT II Board and has been nominated for reelection at the PE REIT II annual meeting. This new composition of the board of directors of the Combined Company may affect the future decisions of the Combined Company.

Risks Related to the Combined Company Following the Mergers

The Combined Company will have substantial indebtedness upon completion of the mergers.

In connection with the mergers, the Combined Company will assume and/or refinance certain indebtedness of PE REIT II and will be subject to risks associated with debt financing, including a risk that the Combined Company’s cash flow could be insufficient to meet required payments on its debt. On June 30, 2018, PECO had indebtedness of $1.8 billion, comprised of $1.3 billion of outstanding unsecured debt, including $46.6 million of outstanding borrowings under its revolving credit facility, a total of $595.7 million of outstanding mortgage debt, and $690,000 of capital leases. After giving effect to the mergers, the Combined Company’s total pro forma consolidated indebtedness will increase. Taking into account PECO’s existing indebtedness, transaction expenses, and the assumption and/or refinancing of indebtedness in the mergers, the Combined Company’s pro forma consolidated indebtedness as of June 30, 2018, after giving effect to the mergers, would be approximately $2.7 billion. The combined indebtedness is comprised of $1.9 billion of outstanding unsecured debt, including $132.0 million of outstanding borrowings under its revolving credit facility and a total of $743.2 million of outstanding mortgage debt, and $690,000 of capital leases. As of June 30, 2018, the latest practicable date before the date of this joint proxy statement/prospectus, PECO had an outstanding balance of $46.6 million for its revolving credit facility, and PE REIT II had an outstanding balance of $85.4 million for its revolving credit facility.

The Combined Company’s indebtedness could have important consequences to holders of its common stock and preferred stock, if any, including PE REIT II stockholders who receive PECO common stock in the mergers, including:

•	vulnerability of the Combined Company to general adverse economic and industry conditions;
•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;
•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry; and
•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness.

If the Combined Company defaults under a mortgage loan, it will automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans.

The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded operations following the mergers.

Following the mergers, the Combined Company expects to continue to expand its operations through additional acquisitions, some of which may involve complex challenges. The future success of the Combined Company will depend, in part, upon the ability of the Combined Company to manage its expansion opportunities, which may pose substantial challenges for the Combined Company to integrate new operations into its existing business in an efficient and timely manner, and upon its ability to successfully monitor its operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. There is no assurance that the Combined Company’s expansion or acquisition opportunities will be successful, or that the Combined Company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Counterparties to certain significant agreements with PECO or PE REIT II may exercise contractual rights under such agreements in connection with the mergers.

PECO and PE REIT II are each party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate the agreement. Under some such agreements, the mergers may constitute a change in control and therefore the counterparty may exercise certain rights under the agreement upon the closing of the mergers. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under its agreements. There can be no assurances that such counterparties will not exercise their rights under these agreements, including termination rights where available, or that the exercise of any such rights under, or modification of, these agreements will not adversely affect the business or operations of the Combined Company.

After the mergers are completed, PE REIT II stockholders who receive shares of PECO common stock in the mergers will have different rights that may be less favorable than their current rights as PE REIT II stockholders.

After the closing of the mergers, PE REIT II stockholders who receive shares of PECO common stock in the mergers will have different rights than they currently have as PE REIT II stockholders. For a detailed discussion of the significant differences between the current rights as a stockholder of PE REIT II and the rights as a stockholder of the Combined Company following the mergers, see “Comparison of Rights of the PECO Stockholders and the PE REIT II Stockholders” beginning on page 191.

If the PECO charter amendment is approved and effectuated, PECO (or, if the mergers are consummated, the Combined Company) will not be required to effect a liquidity event by February 2019. If PECO (or, if the mergers are consummated, the Combined Company) does not successfully implement a liquidity transaction, stockholders may have to hold their investment for an indefinite period.

There currently is no public trading market for shares of PECO common stock. If the PECO charter amendment is approved, and the Articles of Amendment are accepted for record by the State Department of Assessments and Taxation of Maryland (“SDAT”), there will be no requirement that PECO (or, if the mergers are consummated, the Combined Company) effect a liquidity event by February 2019. In the future, the PECO Board (or, if the mergers are consummated, the board of directors of the Combined Company) may consider various forms of liquidity, each of which is referred to as a liquidity event, including, but not limited to: (i) the listing of shares of common stock on a national securities exchange; (ii) the sale of all or substantially all of the assets of PECO (or, if the mergers are consummated, the Combined Company); (iii) a sale or merger that would provide stockholders of PECO (or, if the mergers are consummated, the Combined Company) with cash and/or securities of a publicly traded company; or (iv) the dissolution of PECO (or, if the mergers are consummated, the Combined Company). If the PECO charter amendment is effected, there can be no assurance that PECO (or, if the mergers are consummated, the Combined Company) will cause a liquidity event to occur by February 2019. If PECO does not pursue a liquidity transaction, shares of PECO common stock, including any shares issued in connection with the company merger, may continue to be illiquid and stockholders may, for an indefinite period of time, be unable to easily convert their investment to cash and could suffer losses on their investments.

If and when the Combined Company completes a liquidity event, the market value ascribed to the shares of common stock of the Combined Company upon the liquidity event may be significantly lower than the estimated net asset value per share of PECO and PE REIT II considered by their respective boards of directors in approving and recommending the mergers.

In approving and recommending the mergers, the PECO Board, the PE REIT II Board, and the PE REIT II Special Committee, considered the most recent estimated value per share of PECO and PE REIT II as determined by their respective boards of directors with the assistance of their respective third party valuation experts. The estimated value per share of PECO, which will be the surviving company in the company merger, will not be updated in connection with the consummation of the mergers. In the event that the Combined Company completes a liquidity event after consummation of the mergers, such as a listing of its shares on a national securities exchange, a merger in which stockholders of the Combined Company receive securities that are listed on a national securities exchange, or a sale of the Combined Company for cash, the market value of the shares of the Combined Company upon consummation of such liquidity event may be significantly lower than the current estimated values considered by the PECO Board, the PE REIT II Board and the PE REIT II Special Committee and the estimated value per share of PECO that may be reflected on the account statements of stockholders of the Combined Company after consummation of the mergers. For example, if the shares of the Combined Company are listed on a national securities exchange at some point after the consummation of the mergers, the trading price of the shares may be significantly lower than the current PECO estimated value per share of $11.05.

The Combined Company cannot assure you that it will be able to continue paying dividends at or above the rates currently paid by PECO and PE REIT II.

The stockholders of the Combined Company may not receive dividends at the same rate they received dividends as PECO stockholders and as PE REIT II stockholders following the mergers for various reasons, including the following:

•	the Combined Company may not have enough cash to pay such dividends due to changes in the Combined Company’s cash requirements, capital spending plans, cash flow or financial position;
•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change PECO’s current dividend practices at any time and for any reason;
•	the Combined Company may desire to retain cash to maintain or improve its credit ratings; and
•	the amount of dividends that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators, and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of the Combined Company will have no contractual or other legal right to dividends that have not been authorized by the Combined Company’s board of directors and declared by the Combined Company.

The Combined Company may need to incur additional indebtedness in the future.

In connection with executing the Combined Company’s business strategies following the mergers, the Combined Company expects to evaluate the possibility of additional acquisitions and strategic investments, and the Combined Company may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including hindering the Combined Company’s ability to adjust to changing market, industry or economic conditions; limiting the Combined Company’s ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses; limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses; making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and placing the Combined Company at a competitive disadvantage compared to less leveraged competitors.

The historical and unaudited pro forma combined financial information included elsewhere in this joint proxy statement/prospectus may not be representative of the Combined Company’s results following the effective time of the company merger, and accordingly, you have limited financial information on which to evaluate the Combined Company.

The unaudited pro forma combined financial information included elsewhere in this joint proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the mergers been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company. The unaudited pro forma combined financial information does not reflect future events that may occur after the effective time of the company merger, including the costs related to the planned integration of the two companies and any future nonrecurring charges resulting from the mergers, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma combined financial information presented elsewhere in this joint proxy statement/prospectus is based in part on certain assumptions regarding the mergers that PECO and PE REIT II believe are reasonable under the circumstances. PECO and PE REIT II cannot assure you that the assumptions will prove to be accurate over time.

The Combined Company may incur adverse tax consequences if PECO or PE REIT II has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

Each of PECO and PE REIT II has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the company merger. Following the company merger, the Combined Company intends to operate in such a manner. Neither PECO nor PE REIT II has requested or plans to request a ruling from the Internal Revenue Service, or the IRS, that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT, like each of PECO and PE REIT II, that holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within the control of PECO or PE REIT II may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of PECO or PE REIT II must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

If PECO (or, following the company merger, the Combined Company) loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•	it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);
•	it could be subject to the federal alternative minimum tax for taxable years prior to 2018 and possibly increased state and local taxes for such periods;
•	unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and
•	for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

PECO currently owns an entity and may acquire direct or indirect interests in additional entities that, in each case, have elected or will elect to be taxed as REITs under the Code (each, a “Subsidiary REIT”). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to PECO. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to federal income tax, (ii) shares in such Subsidiary REIT would cease to be qualifying assets for purposes of the asset tests applicable to REITs, and (iii) it is possible that PECO would fail certain of the asset tests applicable to REITs, in which event PECO would fail to qualify as a REIT unless it could avail itself of certain relief provisions.

Even if PECO (or, following the company merger, the Combined Company) retains its REIT status, if PE REIT II is determined to have lost its REIT status for a taxable year ending on or before the company merger, PE REIT II would be subject to adverse tax consequences similar to those described above. This could substantially reduce the Combined Company’s cash available for distribution, including cash available to pay dividends to its stockholders, because, assuming that the Combined Company otherwise maintains its REIT qualification:

•	the Combined Company would be subject to corporate level tax with respect to the built-in gain on each asset of PE REIT II existing at the time of the company merger if the Combined Company were to dispose of the PE REIT II asset during the five-year period following the company merger;

•	the Combined Company would succeed to any earnings and profits accumulated by PE REIT II for taxable periods that it did not qualify as a REIT, and the Combined Company would have to pay a special dividend and/or employ applicable deficiency dividend procedures (including interest payments to the IRS) to eliminate such earnings and profits (or if the Combined Company does not timely distribute those earnings and profits, the Combined Company could fail to qualify as a REIT); and
•	if PE REIT II incurred any unpaid tax liabilities prior to the company merger, those tax liabilities would be transferred to the Combined Company as a result of the company merger.

If there is an adjustment to PE REIT II’s taxable income or dividends paid deductions, the Combined Company could elect to use the deficiency dividend procedure in order to maintain PE REIT II’s REIT status. That deficiency dividend procedure could require the Combined Company to make significant distributions to its stockholders and to pay significant interest to the IRS.

As a result of all these factors, PECO’s (or following the company merger, the Combined Company’s) or PE REIT II’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for years in which the Combined Company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property and, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. In addition, the Combined Company’s taxable REIT subsidiaries (“TRSs”) could be subject to U.S. federal and state taxes. Any U.S. federal, state or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders. See “The Mergers—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Applicable to Holders of the Combined Company Common Stock—Taxation of the Combined Company—General” beginning on page 144.

If the company merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

The company merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the mergers is conditioned on the receipt by each of PECO and PE REIT II of an opinion of its counsel to the effect that the company merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. If the company merger were to fail to qualify as a tax-free reorganization, then each PE REIT II stockholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the shares of PECO common stock received by the PE REIT II stockholder in the company merger; and (ii) the PE REIT II stockholder’s adjusted tax basis in its PE REIT II common stock.

If the company merger qualifies as a tax-free reorganization, the Combined Company’s stockholders may be subject to less favorable tax consequences with respect to the Combined Company’s distributions than if the company merger were a taxable transaction.

If the company merger qualifies as a tax-free reorganization, the tax basis of the PE REIT II assets in the hands of PE REIT II will carry over to the Combined Company for U.S. federal income tax purposes. However, if the PE REIT II assets had been acquired from PE REIT II in a taxable transaction, their tax basis would reflect their fair market value. Because the fair market value of the PE REIT II assets will exceed their tax basis at the time of the company merger, the Combined Company may have lower future depreciation deductions and may recognize higher gains on the taxable sales of its assets if the company merger qualifies as a tax-free reorganization than if the company merger were a taxable transaction. As a result, the Combined Company’s earnings and profits may be increased for future taxable years, and the Combined Company’s stockholders may be required to treat more of the Combined Company’s distributions as taxable dividends, rather than as a return of basis or as capital gain, than if the company merger were a taxable transaction. For a more detailed discussion of the tax treatment of the Combined Company’s distributions, see “The Mergers—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Applicable to Holders of the Combined Company Common Stock—Taxation of Taxable U.S. Holders of the Combined Company’s Common Stock—Distributions Generally” beginning on page 155.

The Combined Company depends on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the Combined Company’s business.

The future success of the Combined Company depends in large part on its ability to hire and retain a sufficient number of qualified personnel. The future success of the Combined Company also depends upon the service of the Combined Company’s executive officers, who have extensive market knowledge and relationships and will exercise substantial influence over the

Combined Company’s operational, financing, acquisition and disposition activity. Among the reasons that they are important to the Combined Company’s success is that each has a national or regional industry reputation that is expected to attract business and investment opportunities and assist the Combined Company in negotiations with lenders, existing and potential tenants and industry personnel.

Many of the Combined Company’s other key executive personnel, particularly its senior managers, also have extensive experience and strong reputations in the industry. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective customers is critically important to the success of the Combined Company’s business. The loss of services of one or more members of the Combined Company’s senior management team, or the Combined Company’s inability to attract and retain highly qualified personnel, could adversely affect the Combined Company’s business, diminish the Combined Company’s investment opportunities and weaken its relationships with lenders, business partners, existing and prospective customers and industry personnel, which could materially and adversely affect the Combined Company.

Key employees may depart either before or after the mergers because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Combined Company following the mergers. Accordingly, no assurance can be given that PECO or, following the mergers, the Combined Company will be able to retain key employees to the same extent as in the past.

Risks Related to PECO’s Structure and an Investment in PECO

Because no public trading market for shares of PECO common stock currently exists, it is difficult for the PECO stockholders to sell their shares and, if the PECO stockholders are able to sell their shares, it may be at a discount to the public offering price.

There is no public market for shares of PECO common stock. Until shares of PECO common stock are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. Under PECO’s share repurchase program, PECO repurchases shares at a price in place at the time of the repurchase and not based on the price at which you initially purchased your shares. It is likely PECO will repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds under its share repurchase program. Further, PECO’s share repurchase program includes numerous restrictions that would limit a stockholder’s ability to sell his or her shares to PECO. These restrictions have limited PECO from repurchasing shares submitted to PECO under its share repurchase program in the past and may do so again in the future.

Therefore, it is difficult for the PECO stockholders to sell their shares promptly or at all. If a PECO stockholder is able to sell his or her shares of PECO common stock, it may be at a discount to the public offering price of such shares. It is also likely that shares of PECO common stock would not be accepted as the primary collateral for a loan.

Because of the illiquid nature of shares of PECO common stock, investors should purchase shares of PECO common stock only as a long-term investment and be prepared to hold them for an indefinite period of time.

The PECO stockholders may not be able to sell their shares under PECO’s share repurchase program and, if they are able to sell their shares under the program, they may not be able to recover the amount of their investment in shares of PECO common stock.

PECO’s share repurchase program includes numerous restrictions that limit the PECO stockholders’ ability to sell their shares. During any calendar year, PECO may repurchase no more than 5% of the weighted-average number of shares outstanding during the prior calendar year. The PECO stockholders must hold their shares for at least one year in order to participate in PECO’s share repurchase program, except for repurchases sought upon a stockholder’s death or “qualifying disability.” The cash available for redemption on any particular date is generally limited to the proceeds from PECO’s dividend reinvestment plan during the period consisting of the preceding four fiscal quarters, less any cash already used for redemptions since the start of the same period; however, subject to the limitations described above, PECO may use other sources of cash at the discretion of the PECO Board. These limitations do not, however, apply to repurchases sought upon a stockholder’s death or “qualifying disability.” Only those stockholders who purchased their shares from PECO or received their shares from PECO (directly or indirectly) through one or more non-cash transactions may be able to participate in PECO’s share repurchase program. In other words, once shares of PECO common stock are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in PECO’s share repurchase program. These limits may prevent PECO from accommodating all repurchase requests made in any year. For example, in 2017, repurchase requests exceeded the funding limits provided under PECO’s share repurchase program, and PECO was unable to repurchase all of the shares submitted to it. These restrictions would severely limit the PECO stockholders’ ability to sell their shares should they require liquidity and would limit their ability to recover the value they invested.

In addition, the repurchase price per share for all stockholders under PECO’s share repurchase program is equal to the estimated value per share as determined periodically by the PECO Board, which is currently $11.05. The actual value per share as of the date on which an investor makes a repurchase request may be significantly different than the repurchase price such investor receives.

PECO uses an estimated value of shares of PECO common stock that is based on a number of assumptions that may not be accurate or complete and is also subject to a number of limitations.

To assist members of the Financial Industry Regulatory Authority (“FINRA”) and their associated persons that participated in PECO’s initial public offering, pursuant to applicable FINRA and National Association of Securities Dealers (“NASD”) conduct rules, PECO discloses in each annual report distributed to PECO stockholders a per share estimated value of shares of PECO common stock, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, PECO initially estimated the value of shares of PECO common stock as $10.00 per share based on the offering price of shares of PECO common stock in PECO’s initial public offering of $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). Effective May 9, 2018, the PECO Board approved an estimated value per share of PECO common stock of $11.05 based on the estimated fair value range of PECO’s real estate portfolio as indicated in a third-party valuation report plus the value of PECO’s cash and cash equivalents less the value of PECO’s mortgages and loans payable as of March 31, 2018.

PECO’s estimated value per share is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and this difference could be significant. The estimated value per share is not audited and does not represent a determination of the fair value of PECO’s assets or liabilities based on GAAP, nor does it represent a liquidation value of PECO’s assets and liabilities or the amount at which shares of PECO common stock would trade if they were listed on a national securities exchange. Accordingly, with respect to the estimated value per share, there can be no assurance that:

•	a stockholder would be able to resell his or her shares at the estimated value per share;
•	a stockholder would ultimately realize distributions per share equal to PECO’s estimated value per share upon liquidation of PECO’s assets and settlement of PECO’s liabilities or a sale of PECO;
•	shares of PECO common stock would trade at the estimated value per share on a national securities exchange;
•	a third party would offer the estimated value per share in an arm’s-length transaction to purchase all or substantially all shares of PECO common stock;
•	an independent third-party appraiser or third-party valuation firm would agree with PECO’s estimated value per share; or
•	the methodology used to calculate PECO’s estimated value per share would be acceptable to FINRA or for compliance with Employee Retirement Income Security Act of 1974 (“ERISA”) reporting requirements.

Furthermore, PECO has not made any adjustments to the valuation of its estimated value per share for the impact of other transactions occurring subsequent to May 9, 2018, including, but not limited to, (i) the issuance of common stock under PECO’s dividend reinvestment plan, (ii) net operating income earned and dividends declared, (iii) the repurchase of shares and (iv) changes in leases, tenancy or other business or operational changes. The value of shares of PECO common stock will fluctuate over time in response to developments related to individual real estate assets, the management of those assets and changes in the real estate and finance markets. Because of, among other factors, the high concentration of PECO’s total assets in real estate and the number of shares of PECO’s common stock outstanding, changes in the value of individual real estate assets or changes in valuation assumptions could have a very significant impact on the value of shares of PECO common stock. In addition, the estimated value per share reflects a real estate portfolio premium as opposed to the sum of the individual property values. The estimated value per share also does not take into account any disposition costs or fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of PECO’s debt obligations or the impact of restrictions on the assumption of debt. Accordingly, the estimated value per share of PECO’s common stock may or may not be an accurate reflection of the fair market value of the PECO stockholders’ investments and will not likely represent the amount of net proceeds that would result from an immediate sale of PECO’s assets.

If PECO pays distributions from sources other than PECO’s cash flows from operations, PECO may not be able to sustain PECO’s distribution rate, PECO may have fewer funds available for investment in properties and other assets, and the PECO stockholders’ overall returns may be reduced.

PECO’s organizational documents permit PECO to pay distributions from any source without limit (other than those limits set forth under Maryland law). To the extent PECO funds distributions from borrowings or the net proceeds from the issuance of securities, as PECO has done, PECO will have fewer funds available for investment in real estate properties and other real estate-related assets, and the PECO stockholders’ overall returns may be reduced.

At times, PECO may be forced to borrow funds to pay distributions during unfavorable market conditions or during periods when funds from operations are needed to make capital expenditures and pay other expenses, which could increase PECO’s operating costs. Furthermore, if PECO cannot cover PECO’s distributions with cash flows from operations, PECO may be unable to sustain PECO’s distribution rate. For the six months ended June 30, 2018, PECO paid gross distributions to (i) the PECO stockholders of $62.7 million, including distributions reinvested through PECO’s dividend reinvestment plan of $24.9 million, and (ii) the OP unit holders of $14.1 million. For the six months ended June 30, 2018, PECO’s net cash provided by operating activities was $77.8 million, which represents an excess of $1.0 million, or 1.3% of PECO’s distributions paid, while PECO’s FFO attributable to stockholders and convertible noncontrolling interests was $79.1 million, which represents an excess of $2.3 million, or 2.9%, of the distributions paid.

The actual value of shares that PECO repurchases under PECO’s share repurchase program may be less than what PECO pays.

PECO repurchases shares under its share repurchase program at the estimated value per share of PECO common stock. This value is likely to differ from the price at which a stockholder could resell his or her shares. Thus, when PECO repurchases shares of PECO common stock, the repurchase may be dilutive to the remaining PECO stockholders.

PECO recently transitioned to a self-managed real estate investment trust and has limited operating experience being self-managed.

Effective October 4, 2017, PECO transitioned to a self-managed real estate investment trust following the closing of the PELP transaction. While PECO no longer bears the costs of the various fees and expense reimbursements previously paid to PECO’s former external advisor and its affiliates, PECO’s expenses now include the compensation and benefits of PECO’s officers, employees and consultants, as well as overhead previously paid by PECO’s former external advisor or their affiliates. PECO’s employees now provide PECO services historically provided by PECO’s former external advisor and its affiliates. PECO is also now subject to potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances, and PECO bears the costs of the establishment and maintenance of any employee compensation plans. In addition, PECO has limited experience operating as a self-managed REIT and PECO may encounter unforeseen costs, expenses, and difficulties associated with providing those services on a self-advised basis. If PECO incurs unexpected expenses as a result of PECO’s self-management, PECO’s results of operations could be lower than they otherwise would have been. Furthermore, PECO’s results of operations following PECO’s transition to self-management may not be comparable to PECO’s results prior to the transition.

PECO has agreed to nominate Mr. Edison to the PECO Board for each of the next ten succeeding annual meetings and for Mr. Edison to continue serving as Chairman of the PECO Board until the third anniversary of the closing of the PELP transaction.

As part of the PELP transaction, PECO has agreed to nominate Mr. Edison to the PECO Board for each of the ten succeeding annual meetings, subject to certain terminating events. As a result, it is possible that Mr. Edison may continue to be nominated as a director in circumstances when the independent directors of the PECO Board would not otherwise have done so.

PECO’s bylaws provide that Mr. Edison will continue to serve as Chairman of the PECO Board until October 7, 2020, subject to certain terminating events, including the listing of PECO’s common stock on a national securities exchange. As a result, Mr. Edison may continue to serve as Chairman of the PECO Board in circumstances when the independent directors would not otherwise have elected him.

PECO is subject to conflicts of interest relating to the management of multiple REITs by PECO’s officers.

PECO and its management team serve as the sponsor and advisor of PE REIT II and Phillips Edison Grocery Center REIT III, Inc. (“PE REIT III”). PECO, PE REIT II and PE REIT III have overlapping investment objectives and investment strategies. As a result, PECO may be seeking to acquire properties and real estate-related investments at the same time as PE REIT II and/or PE REIT III. PECO has implemented certain procedures to help manage any perceived or actual conflicts among PECO and PE REIT II and PE REIT III, including adopting an allocation policy to allocate property acquisitions among the three companies.

If PECO determines that an investment opportunity may be equally appropriate for more than one entity, then the entity that has had the longest period of time elapse since it was allocated an investment opportunity will be allocated such investment opportunity, subject to an expected right of first offer to be provided to PE REIT III. There can be no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to PECO. Further, under PECO’s advisory agreements with REIT II and REIT III, PECO receives fees for various services, including, but not limited to, the day-to-day management of the Phillips Edison-sponsored REITs and transaction-related services. The terms of these advisory agreements were not the result of arm’s-length negotiations between independent parties and, as a result, the terms of these agreements may not be as favorable to PECO as they would have been if PECO had negotiated these agreements with unaffiliated third parties.

The PECO OP partnership agreement grants certain rights and protections to the limited partners of PECO OP, which may prevent or delay a change of control transaction that might involve a premium price for shares of PECO common stock.

The PECO OP partnership agreement grants certain rights and protections to the limited partners of PECO OP, including granting them the right to consent to a change of control transaction. Furthermore, Mr. Edison currently has voting control over approximately 44.73% of the PECO OP units (exclusive of those owned by PECO) and therefore could have a significant influence over votes on change of control transactions.

PECO’s future results will suffer if PECO does not effectively manage PECO’s expanded portfolio and operations.

With the closing of the PELP transaction, PECO has an expanded portfolio and operations, and likely will continue to expand PECO’s operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. PECO’s future success will depend, in part, upon PECO’s ability to manage expansion opportunities, integrate new operations into PECO’s existing business in an efficient and timely manner, successfully monitor PECO’s operations, costs, regulatory compliance and service quality and maintain other necessary internal controls.

There can be no assurance, however, regarding when or to what extent PECO will be able to realize the benefits of the PELP transaction, which may be difficult, unpredictable and subject to delays. PECO will be required to devote significant management attention and resources to integrating PECO’s business practices and operations with the newly acquired companies. It is possible that the integration process could result in the distraction of PECO’s management, the disruption of PECO’s ongoing business or inconsistencies in PECO’s operations, services, standards, controls, procedures and policies, any of which could adversely affect PECO’s ability to maintain relationships with operators, vendors and employees or to fully achieve the anticipated benefits of the PELP transaction. There may also be potential unknown or unforeseen liabilities, increased expenses, or delays associated with integrating the companies PECO acquired in the PELP transaction.

There can be no assurance that PECO’s expansion or acquisition opportunities will be successful, or that it will realize PECO’s expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The tax protection agreement, during its term, could limit PECO OP’s ability to sell or otherwise dispose of certain properties and may require PECO OP to maintain certain debt levels that otherwise would not be required to operate its business.

PECO and PECO OP entered into a tax protection agreement at the closing of the PELP transaction, pursuant to which if PECO OP (i) sells, exchanges, transfers, conveys or otherwise disposes of certain properties in a taxable transaction for a period of ten years commencing on the closing, or (ii) fails, prior to the expiration of such period, to maintain minimum levels of indebtedness that would be allocable to each protected partner for tax purposes or, alternatively, fails to offer such protected partners the opportunity to guarantee specific types of PECO OP’s indebtedness in order to enable such partners to continue to defer certain tax liabilities, PECO OP will indemnify each affected protected partner against certain resulting tax liabilities. Therefore, although it may be in the PECO stockholders’ best interest for PECO to cause PECO OP to sell, exchange, transfer, convey or otherwise dispose of one of these properties, it may be economically prohibitive for PECO to do so during the 10-year protection period because of these indemnity obligations. Moreover, these obligations may require PECO to cause PECO OP to maintain more or different indebtedness than PECO would otherwise require for PECO’s business. As a result, the tax protection agreement will, during its term, restrict PECO’s ability to take actions or make decisions that otherwise would be in PECO’s best interests.

General Risks Related to Investments in Real Estate

Economic and regulatory changes that impact the real estate market generally may decrease the value of PECO’s and/or PE REIT II’s investments and weaken their respective operating results.

PECO’s and PE REIT II’s properties and their performance are subject to the risks typically associated with real estate, including:

•	downturns in national, regional, and local economic conditions;
•	increased competition for real estate assets targeted by their respective investment strategies;
•	adverse local conditions, such as oversupply or reduction in demand for similar properties in an area and changes in real estate zoning laws that may reduce the desirability of real estate in an area;
•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
•	changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;
•	changes in tax, real estate, environmental, and zoning laws;
•	periods of high interest rates and tight money supply; and
•	the illiquidity of real estate investments generally.

Any of the above factors, or a combination thereof, could result in a decrease in the value of PECO’s and/or PE REIT II’s investments, which would have an adverse effect on their respective operations, their respective ability to pay distributions to their respective stockholders and on the value of their respective stockholders’ investments.

PECO and PE REIT II depend on their respective tenants for revenue, and, accordingly, their respective revenue and ability to make distributions to their respective stockholders is dependent upon the success and economic viability of their respective tenants.

PECO and PE REIT II depend upon their respective tenants for revenue. Rising vacancies across commercial real estate result in increased pressure on real estate investors and their property managers to find new tenants and keep existing tenants. A property may incur vacancies either by the expiration of a tenant lease, the continued default of a tenant under its lease or the early termination of a lease by a tenant. If vacancies continue for a long period of time, PECO and/or PE REIT II may suffer reduced revenues resulting in less cash available to distribute to stockholders. In order to maintain tenants, PECO and/or PE REIT II may have to offer inducements, such as free rent and tenant improvements, to compete for attractive tenants. In addition, if PECO and/or PE REIT II is unable to attract additional or replacement tenants, the resale value of the property could be diminished, even below their respective cost to acquire the property, because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction on the resale value of a property could also reduce the value of PECO and/or PE REIT II’s respective stockholders’ investments.

PECO and PE REIT II’s revenue will be affected by the success and economic viability of their respective anchor retail tenants. Their reliance on single or significant tenants in certain buildings may decrease their respective ability to lease vacated space and adversely affect the returns on their respective stockholders’ investments.

In the retail sector, a tenant occupying all or a large portion of the gross leasable area of a retail center, commonly referred to as an anchor tenant, may become insolvent, may suffer a downturn in business, may decide not to renew its lease, or may decide to cease its operations at the retail center but continue to pay rent. Any of these events could result in a reduction or cessation in rental payments to PECO and/or PE REIT II and could adversely affect their respective financial condition. A lease termination or cessation of operations by an anchor tenant could result in lease terminations or reductions in rent by other tenants whose leases may permit cancellation or rent reduction if another tenant terminates its lease or ceases its operations at that shopping center. In such event, PECO and/or PE REIT II (as applicable) may be unable to re-lease the vacated space. Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases. In the event that PECO and/or PE REIT II is unable to re-lease the vacated space to a new anchor tenant in such a situation, the applicable company may incur additional expenses in order to re-model the space to be able to re-lease the space to more than one tenant.

E-commerce can have a negative impact on PECO’s and/or PE REIT II’s respective businesses.

The use of the internet by consumers continues to gain popularity and the migration towards e-commerce is expected to continue. This increase in internet sales could result in a downturn in the business of PECO’s and/or PE REIT II’s current tenants in their “brick and mortar” locations and could affect the way future tenants lease space. While PECO (on behalf of itself and the advisor) devotes considerable effort and resources to analyze and respond to tenant trends, preferences and consumer spending patterns, PECO cannot predict with certainty what future tenants will want, what future retail spaces will look like and how much revenue will be generated at traditional “brick and mortar” locations. If PECO and/or PE REIT II is unable to anticipate and respond promptly to trends in the market, their respective occupancy levels and rental amounts may decline.

If PECO and/or PE REIT II enter into long-term leases with retail tenants, those leases may not result in fair value over time.

Long-term leases do not typically allow for significant changes in rental payments and do not expire in the near term. If PECO and/or PE REIT II does not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, significant increases in future property operating costs could result in receiving less than fair value from these leases. Such circumstances would adversely affect PECO’s or PE REIT II’s, as applicable, revenues and funds available for distribution.

The bankruptcy or insolvency of a major tenant may adversely impact PECO’s and/or PE REIT II’s operations and their respective ability to pay distributions to stockholders.

The bankruptcy or insolvency of a significant tenant or a number of smaller tenants may have an adverse impact on financial condition and PECO and/or PE REIT II’s ability to pay distributions to their respective stockholders. Generally, under bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, PECO or PE REIT II, as applicable, will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy, and therefore, funds may not be available to pay such claims in full.

PECO and/or PE REIT II may be restricted from re-leasing space at their respective retail properties.

Leases with retail tenants may contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property.

In PECO’s and/or PE REIT II’s due diligence review of potential investments, they may rely on third-party consultants and advisors and representations made by sellers of potential portfolio properties, and they may not identify all relevant facts that may be necessary or helpful in evaluating potential investments.

Before making investments, PECO and PE REIT II will typically conduct due diligence that they deem reasonable and appropriate based on the facts and circumstances applicable to each investment. Due diligence may entail evaluation of important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants, investment banks and other third parties may be involved in the due diligence process to varying degrees depending on the type of investment, the costs of which will be borne by PECO or PE REIT II, as applicable. Such involvement of third-party advisors or consultants may present a number of risks primarily relating to PECO’s or PE REIT II’s, as applicable, reduced control of the functions that are outsourced. In addition, if PECO or PE REIT II, as applicable, is unable to timely engage third-party providers, the ability to evaluate and acquire more complex targets could be adversely affected. When conducting due diligence and making an assessment regarding a potential investment, PECO or PE REIT II, as applicable, will rely on the resources available to it, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence investigation that PECO or PE REIT II, as applicable, carries out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful. There can be no assurance that attempts to provide downside protection with respect to investments, including pursuant to risk management procedures, will achieve their desired effect and potential investors should regard an investment in PECO or PE REIT II, as applicable, as being speculative and having a high degree of risk.

PECO and/or PE REIT II’s properties may be subject to impairment charges.

PECO and/or PE REIT II routinely evaluate their respective real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and lease structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. Since PECO or PE REIT II’s, as applicable, investment focus is on properties net leased to a single tenant, the financial failure of, or other default by, a single tenant under its lease may result in a significant impairment loss. If PECO or PE REIT II’s, as applicable, determine that an impairment has occurred, PECO or PE REIT II, as applicable, would be required to make a downward adjustment to the net carrying value of the property, which could have a material adverse effect on its results of operations in the period in which the impairment charge is recorded. Negative developments in the real estate market may cause PECO and/or PE REIT II to reevaluate the business and macro-economic assumptions used in its impairment analysis. Changes in PECO and/or PE REIT II’s assumptions based on actual results may have a material impact on PECO or PE REIT II’s, as applicable, financial statements.

Changes in supply of or demand for similar real properties in a particular area may increase the price of real properties PECO and/or PE REIT II seek to purchase and decrease the price of real properties when they seek to sell them.

The real estate industry is subject to market forces. PECO and PE REIT II are unable to predict certain market changes, including changes in supply of, or demand for, similar real properties in a particular area. Any potential purchase of an overpriced asset could decrease their respective rates of return on these investments and result in lower operating results and overall returns to their respective stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce PECO’s and/or PE REIT II’s cash flows and the return on their respective stockholders’ investments.

PECO and PE REIT II will attempt to adequately insure all of their respective real properties against casualty losses. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums that PECO and PE REIT II respectively pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit PECO’s or PE REIT II’s, as applicable, ability to finance or refinance its properties. In such instances, PECO or PE REIT, as applicable, may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. PECO or PE REIT II, as applicable, may not have adequate, or any, coverage for such losses. Changes in the cost or availability of insurance could expose PECO or PE REIT II, as applicable, to uninsured casualty losses. If any of PECO’s or PE REIT II’s, as applicable, properties incur a casualty loss that is not fully insured, the value of its assets will be reduced by any such uninsured loss, which may reduce the value of PECO’s or PE REIT II’s, as applicable, stockholders’ investments. In addition, other than any working capital reserve or other reserves PECO or PE REIT II, as applicable, may establish, it has no source of funding to repair or reconstruct any uninsured property. Also, to the extent PECO or PE REIT II, as applicable, must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to stockholders. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government.

PECO and/or PE REIT II could become subject to liability for environmental violations, regardless of whether PECO or PE REIT II, as applicable, caused such violations.

PECO or PE REIT II, as applicable, could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or managers for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Under various federal, state and local environmental laws, ordinances, and regulations, a current or former owner or manager of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred.

Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs and may decrease cash available for distributions.

PECO’s and PE REIT II’s respective properties are, or may become subject to, the Americans with Disabilities Act of 1990, as amended (the “Disabilities Act”). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. While PECO and PE REIT II attempt to acquire properties that are already in compliance with the Disabilities Act or place the burden of compliance on the seller or other third party, such as a tenant, neither PECO nor PE REIT II can assure its stockholders that it will be able to acquire properties or allocate responsibilities in this manner. Any of PECO’s or PE REIT II’s funds used for Disabilities Act compliance will reduce its net income and the amount of cash available for distributions to its stockholders.

PECO and PE REIT II’s business and operations would suffer in the event of system failures.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for PECO’s (on behalf of itself and the advisor) internal information technology systems, PECO’s systems are vulnerable to damages from any number of sources, including computer viruses and other cyber incidents (i.e., an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information), energy blackouts, natural disasters, terrorism, war, and telecommunication failures. Any system failure that causes interruptions in PECO’s or PE REIT II’s operations could result in a material disruption to PECO’s or PE REIT II’s, as applicable, business. PECO or PE REIT II may also incur additional costs to remedy damages caused by such disruptions.

Risks Associated with Debt Financing

PECO and PE REIT II have incurred mortgage indebtedness, and are likely to incur other indebtedness, which increases their business risks, could hinder their ability to pay distributions, and could decrease the value of their respective stockholders’ investment.

PECO and PE REIT II have obtained, and are likely to continue to obtain, lines of credit and other long-term financing that are secured by its properties and other assets. In some instances, PECO or PE REIT II may acquire real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. PECO or PE REIT II may also incur mortgage debt on properties that they already own in order to obtain funds to acquire additional properties. In addition, PECO or PE REIT II may borrow as necessary or advisable to ensure that they maintain their respective qualifications as a REIT for U.S. federal income tax purposes, including borrowings to satisfy the REIT requirement that they distribute at least 90% of their annual REIT taxable income to their stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). Neither PECO nor PE REIT II, however, can give their stockholders any assurance that they will be able to obtain such borrowings on satisfactory terms. High debt levels would cause PECO or PE REIT II to incur higher interest charges, which would result in higher debt service payments and could be accompanied by restrictive covenants. If PECO or PE REIT II does mortgage a property and there is a shortfall between the cash flow from that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. Additionally, PECO or PE REIT II may give full or partial guaranties to lenders of mortgage debt on behalf of the entities that own their respective properties. When PECO or PE REIT II gives a guaranty on behalf of an entity that owns one of their respective properties, they will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. PECO or PE REIT II may also obtain recourse debt to finance their respective acquisitions and meet their REIT distribution requirements. If PECO or PE REIT II has insufficient income to service their respective recourse debt obligations, their respective lenders could institute proceedings against them to foreclose upon their assets.

Increases in interest rates could increase the amount of PECO’s or PE REIT II’s loan payments and adversely affect their ability to pay distributions to their stockholders.

The interest PECO or PE REIT II pays on its loan obligations reduces cash available for distributions. If PECO or PE REIT II obtains variable rate loans, increases in interest rates would increase their respective interest costs, which would reduce their respective cash flows and their ability to pay distributions to stockholders. In addition, if PECO or PE REIT II needs to repay existing loans during periods of rising interest rates, they could be required to liquidate one or more of their respective investments in properties at times which may not permit realization of the maximum return on such investments.

If mortgage debt is unavailable at reasonable rates, PECO or PE REIT II may not be able to finance the purchase of properties. If PECO or PE REIT II places mortgage debt on properties, they run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when PECO or PE REIT II refinances the properties, PECO’s or PE REIT II’s income (as applicable) could be reduced. PECO or PE REIT II may be unable to refinance properties. If any of these events occurs, PECO’s or PE REIT II’s cash flow would be reduced. This, in turn, would reduce cash available for distribution to stockholders and may hinder the ability to raise capital by issuing more stock or borrowing more money.

PECO and/or PE REIT II may not be able to access financing or refinancing sources on attractive terms, which could adversely affect their ability to execute their respective business plans.

PECO and/or PE REIT II may finance their respective assets over the long-term through a variety of means, including repurchase agreements, credit facilities, issuance of commercial mortgage-backed securities, collateralized debt obligations and other structured financings. Their ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond their control, including lack of liquidity and greater credit spreads. Neither PECO nor PE REIT II can be certain that these markets will remain an efficient source of long-term financing for their assets. If their strategy is not viable, they will have to find alternative forms of long-term financing for their assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject PECO and/or PE REIT II to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of their respective cash flows, thereby reducing cash available for distribution to their respective stockholders and funds available for operations as well as for future business opportunities.

Lenders may require PECO and/or PE REIT II to enter into restrictive covenants relating to their respective operations, which could limit their ability to make distributions to their stockholders.

When providing financing, a lender may impose restrictions on PECO and/or PE REIT II that affect their distribution and operating policies and their ability to incur additional debt. Loan agreements into which PECO and/or PE REIT II enter may contain covenants that limit their ability, respectively, to further mortgage a property or discontinue insurance coverage. In addition, loan documents may limit PECO’s and/or PE REIT II’s ability to replace a property’s property manager or terminate certain operating or lease agreements related to a property. These or other limitations would decrease PECO and/or PE REIT II’s operating flexibility and ability to achieve their respective operating objectives, which may adversely affect their ability to make distributions to their stockholders.

Risks Related to Organization and Qualification as a REIT

The PECO stockholders have limited control over changes in PECO’s policies and operations, which increases the uncertainty and risks the PECO stockholders face.

The PECO Board determines its major policies, including its policies regarding financing, growth, debt capitalization, REIT qualification and distributions. The PECO Board may amend or revise these and other policies without a vote of the stockholders. Under the MGCL and the PECO charter, the PECO stockholders have a right to vote only on limited matters. The PECO Board’s broad discretion in setting policies and PECO stockholders’ inability to exert control over those policies increases the uncertainty and risks PECO stockholders face.

Although PECO has not currently opted out of the protection of the MGCL relating to deterring or defending hostile takeovers, the PECO Board could elect to become subject to these provisions of Maryland law in the future, which may discourage others from trying to acquire control of PECO and may prevent the PECO stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter.

The PECO charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to the PECO stockholders.

The PECO charter, with certain exceptions, authorizes the PECO Board to take such actions as are necessary and desirable to preserve PECO’s qualification as a REIT. To help PECO comply with the REIT ownership requirements of the Code, among other purposes, the PECO charter prohibits a person from directly or constructively owning more than 9.8% in value of PECO’s aggregate outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of PECO’s aggregate outstanding common stock, unless exempted by the PECO Board. This restriction may have the effect of delaying, deferring or preventing a change in control of PECO, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of PECO’s assets) that might provide a premium price for holders of PECO common stock.

The PECO Charter permits the PECO Board to issue stock with terms that may subordinate the rights of PECO stockholders or discourage a third party from acquiring PECO in a manner that could result in a premium price to PECO stockholders.

The PECO Board may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, and terms or conditions of redemption of any such stock. Thus, the PECO Board could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of PECO common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of PECO’s assets) that might provide a premium price to holders of PECO common stock.

Because Maryland law permits the PECO Board to adopt certain anti-takeover measures without stockholder approval, investors may be less likely to receive a “control premium” for their shares.

In 1999, the State of Maryland enacted legislation that enhances the power of Maryland corporations to protect themselves from unsolicited takeovers. Among other things, the legislation permits the PECO Board, without stockholder approval, to amend the PECO Charter to:

•	stagger the PECO Board into three classes;
•	require a two-thirds stockholder vote for removal of directors;
•	provide that only the board can fix the size of the board;
•	require that special stockholder meetings may only be called by holders of a majority of the voting shares entitled to be cast at the meeting; and
•	provide the PECO Board with the exclusive right to fill vacancies on the PECO Board, with any individual elected to fill such a vacancy to serve for the full term of the directorship.

Under Maryland law, a corporation can opt to be governed by some or all of these provisions if it has a class of equity securities registered under the Exchange Act, and has at least three independent directors. The PECO Charter does not prohibit the PECO Board from opting into any of the above provisions permitted under Maryland law. Becoming governed by any of these provisions could discourage an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of PECO’s assets) that might provide a premium price for holders of PECO’s securities.

PECO’s rights and the rights of the PECO stockholders to recover claims against PECO’s officers and directors are limited, which could reduce the PECO stockholders’ and PECO’s recovery against them if they cause PECO to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. The PECO Charter, in the case of PECO’s directors and officers, requires PECO to indemnify its directors and officers to the maximum extent permitted by Maryland law. Additionally, the PECO Charter limits the liability of its directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, PECO and the PECO stockholders may have more limited rights against PECO’s directors, officers, employees and agents, than might otherwise exist under common law, which could reduce the PECO stockholders’ and PECO’s recovery against them. In addition, PECO may be obligated to fund the defense costs incurred by PECO’s directors, officers, employees and agents in some cases which would decrease the cash otherwise available for distribution to stockholders.

If PECO OP fails to qualify as a partnership for U.S. federal income tax purposes, PECO would fail to qualify as a REIT and suffer other adverse consequences.

PECO believes that PECO OP is organized and will be operated in a manner so as to be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. As a partnership, PECO OP will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including PECO, will be allocated that partner’s share of PECO OP’s income. No assurance can be provided, however, that the IRS will not challenge PECO OP’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating PECO OP as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, PECO would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Also, the failure of PECO OP to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including PECO.

PECO OP has a carryover tax basis on certain of its assets as a result of the PELP transaction, and the amount that PECO has to distribute to stockholders therefore may be higher.

As a result of the PELP transaction, certain of PECO OP’s properties have carryover tax bases that are lower than the fair market values of these properties at the time of the acquisition. As a result of this lower aggregate tax basis, PECO OP will recognize higher taxable gain upon the sale of these assets, and PECO OP will be entitled to lower depreciation deductions on these assets than if it had purchased these properties in taxable transactions at the time of the acquisition. Such lower depreciation deductions and increased gains on sales allocated to PECO generally will increase the amount of PECO’s required distribution under the REIT rules, and will decrease the portion of any distribution that otherwise would have been treated as a “return of capital” distribution.

PECO intends to use TRSs, which may cause PECO to fail to qualify as a REIT.

To qualify as a REIT for federal income tax purposes, PECO holds, and plans to continue to hold, its non-qualifying REIT assets and conduct certain of PECO’s non-qualifying REIT income activities in or through one or more TRSs. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non- customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C-corporation.

The net income of PECO’s TRSs is not required to be distributed to PECO and income that is not distributed to PECO will generally not be subject to the REIT income distribution requirement. However, PECO’s TRSs may pay dividends. Such dividend income should qualify under the 95%, but not the 75%, gross income test. PECO will monitor the amount of the dividend and other income from PECO’s TRSs and will take actions intended to keep this income, and any other non-qualifying income, within the limitations of the REIT income tests. While PECO expects these actions will prevent a violation of the REIT income tests, PECO cannot guarantee that such actions will in all cases prevent such a violation.

PECO’s ownership of TRSs will be subject to limitations that could prevent PECO from growing PECO’s management business and PECO’s transactions with its TRSs could cause PECO to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on an arm’s-length basis.

Overall, (i) for taxable years beginning after December 31, 2017, no more than 20% of the value of a REIT’s gross assets, and (ii) for taxable years beginning prior to January 1, 2018, no more than 25% of the value of a REIT’s gross assets, may consist of interests in TRSs; compliance with this limitation could limit PECO’s ability to grow its management business. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. PECO will monitor the value of investments in its TRSs in order to ensure compliance with TRS ownership limitations and will structure its transactions with its TRSs on terms that PECO believes are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that PECO will be able to comply with the TRS ownership limitation or be able to avoid application of the 100% excise tax.

REIT distribution requirements could adversely affect PECO’s ability to execute its business plans, including because PECO may be required to borrow funds to make distributions to its stockholders or otherwise depend on external sources of capital to fund such distributions.

PECO generally must distribute annually at least 90% of its REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to continue to qualify as a REIT. To the extent that PECO satisfies the distribution requirement, but distributes less than 100% of its taxable income, PECO will be subject to federal corporate income tax on its undistributed taxable income. In addition, PECO may elect to retain and pay income tax on its net long-term capital gain. In that case, if PECO so elects, a stockholder would be taxed on its proportionate share of PECO’s undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax paid by PECO. A stockholder, including a tax-exempt or foreign stockholder, would have to file a federal income tax return to claim that credit or refund. Furthermore, PECO will be subject to a 4% nondeductible excise tax if the actual amount distributed by PECO to its respective stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

PECO intends to make distributions to its stockholders to comply with the REIT requirements of the Code and to avoid corporate income tax and the 4% excise tax. PECO may be required to make distributions to its stockholders at times when it would be more advantageous to reinvest cash in its business or when it does not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder its ability to operate solely on the basis of maximizing profits.

If PECO does not have other funds available, PECO could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable PECO to distribute enough of its taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase PECO’s costs or reduce PECO’s equity.

Complying with REIT requirements may cause PECO to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.

To continue to qualify as a REIT for federal income tax purposes, PECO must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts it distributes to stockholders and the ownership of its stock. See “The Mergers—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Applicable to Holders of the Combined Company Common Stock—Taxation of the Combined Company” beginning on page 144.

The prohibited transactions tax may limit PECO’s ability to engage in transactions, including disposition of assets, which would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of dealer property, other than foreclosure property. PECO may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, PECO cannot assure you that it can comply with such safe harbor or that it will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of its trade or business. Consequently, PECO may choose not to engage in certain sales of real property or may conduct such sales through a TRS.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that PECO engages in such activities through a TRS, the income associated with such activities will be subject to a corporate income tax. In addition, the IRS may attempt to ignore or otherwise recast such activities in order to impose a prohibited transaction tax on PECO and there can be no assurance that such recast will not be successful.

PECO may recognize substantial amounts of REIT taxable income, which PECO would be required to distribute to its stockholders, in a year in which it is not profitable under GAAP principles or other economic measures.

PECO may recognize substantial amounts of REIT taxable income in years in which PECO is not profitable under GAAP or other economic measures as a result of the differences between GAAP and tax accounting methods. For instance, certain of PECO’s assets will be marked-to-market for GAAP purposes but not for tax purposes, which could result in losses for GAAP purposes that are not recognized in computing its REIT taxable income. Additionally, PECO may deduct its capital losses only to the extent of its capital gains in computing its respective REIT taxable income for a given taxable year. Consequently, PECO could recognize substantial amounts of REIT taxable income and would be required to distribute such income to you, in a year in which PECO is not profitable under GAAP or other economic measures.

PECO's qualification as a REIT could be jeopardized as a result of an interest in joint ventures or investment funds.

PECO may hold certain limited partner or non-managing member interests in partnerships or limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which PECO owns an interest takes or expects to take actions that could jeopardize PECO's qualification as a REIT or require PECO to pay tax, PECO may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause PECO to fail a REIT gross income or asset test, and that PECO would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, PECO could fail to continue to qualify as a REIT unless it is able to qualify for a statutory REIT “savings” provision, which may require it to pay a significant penalty tax to maintain PECO's REIT qualification.

Distributions paid by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.

The maximum tax rate for “qualified dividends” paid by corporations to non-corporate stockholders is currently 20%. Distributions paid by REITs to non-corporate stockholders generally are taxed at rates that are lower than ordinary income rates, but those rates are higher than the 20% tax rate on qualified dividend income paid by corporations. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, the more favorable rates for corporate dividends may cause non-corporate investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of the stock of PECO.

Legislative or regulatory tax changes could adversely affect PECO or its stockholders.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. PECO cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. Any such change could result in an increase in PECO’s, or its stockholders’, tax liability or require changes in the manner in which PECO operates in order to minimize increases in its tax liability. A shortfall in tax revenues for states and municipalities in which PECO operates may lead to an increase in the frequency and size of such changes. If such changes occur, PECO may be required to pay additional taxes on its assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect PECO’s financial condition, the results of operations and the amount of cash available for the payment of dividends. PECO and its stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation, or administrative interpretation.

On December 22, 2017, President Trump signed into law H.R. 1, known as the “Tax Cuts and Jobs Act” (the “TCJA”). The provisions of the TCJA generally apply to taxable years beginning after December 31, 2017. Significant provisions of the TCJA that investors should be aware of include provisions that: (i) permanently eliminate the progressive corporate tax rate structure, with a maximum corporate tax rate of 35%, and replace it with a flat corporate tax rate of 21%, (ii) provide noncorporate taxpayers with a deduction of up to 20% of certain income earned through partnerships and REITs for taxable years beginning after December 31, 2017 and before January 1, 2026, (iii) limit the net operating loss deduction to 80% of taxable income, where taxable income is determined without regard to the net operating loss deduction itself, generally eliminate net operating loss carrybacks and allow unused net operating losses to be carried forward indefinitely, (iv) expand the ability of businesses to deduct the cost of certain property investments in the year in which the property is purchased, (v) eliminate the corporate alternative minimum tax and (vi) generally temporarily lower tax rates for individuals and other noncorporate taxpayers, while limiting deductions such as miscellaneous itemized deductions and state and local tax deductions. In addition, the TCJA limits the deduction for net interest expense incurred by a business to 30% of the “adjusted taxable income” of the taxpayer. However, the limitation on the interest expense deduction does not apply to certain small-business taxpayers or electing real property trades or businesses, such as any real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operation, management, leasing, or brokerage trade or business. Making the election to be treated as a real property trade or business requires the electing real property trade or business to depreciate non-residential real property, residential rental property, and qualified improvement property over a longer period using the alternative depreciation system. PECO believes that it will be eligible to make this election. If PECO makes this election, although PECO would not be subject to the interest expense limitation described above, PECO’s depreciation deductions may be reduced and, as a result, PECO’s REIT taxable income for a taxable year may be increased.

Stockholders of PECO are urged to consult with their own tax advisors with respect to the impact that the TCJA and other legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in shares of PECO common stock.

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Code (such as an individual retirement account (“IRA”)) fails to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in PECO’s or PE REIT II’s stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Code (such as an IRA) that are investing in shares PECO’s and/or PE REIT II’s common stock. Fiduciaries and IRA owners investing the assets of such a plan or account in PECO’s or PE REIT II’s common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Code;
•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;
•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;
•	the investment in PECO’s or PE REIT II’s, as applicable, shares, for which, in each case, no public market currently exists, is consistent with the liquidity needs of the plan or IRA;
•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;
•	PECO’s or PE REIT II’s, as applicable, stockholders will be able to comply with the requirements under ERISA and the Code to value the assets of the plan or IRA annually; and
•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in PECO’s or PE REIT II’s shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in PECO’s or PE REIT II’s, as applicable, common stock.

If PECO’s and/or PE REIT II’s assets are deemed to be plan assets, PECO or PE REIT II, as applicable, may be exposed to liabilities under Title I of ERISA and the Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA or Section 4975 of the Code, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. PECO and PE REIT II believe that their respective assets should not be treated as plan assets because the shares of common stock of PECO and PE REIT II, respectively, should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. PECO and PE REIT II note, however, that because certain limitations are imposed upon the transferability of each company’s shares of common stock so that each company may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if PECO and/or PE REIT II are exposed to liability under ERISA or the Code, PECO’s and/or PE REIT II’s, as applicable, performance and results of operations could be adversely affected.

If stockholders invested in PECO and/or PE REIT II shares through an IRA or other retirement plan, they may be limited in their ability to withdraw required minimum distributions.

If stockholders established an IRA or other retirement plan through which they invested in PECO’s and/or PE REIT II’s shares, federal law may require them to withdraw required minimum distributions (“RMDs”) from such plan in the future. Each of the PECO share repurchase program and the PE REIT II share repurchase program limits the amount of repurchases (other than those repurchases as a result of a stockholder’s death or disability) that can be made in a given year. Additionally, stockholders of PECO and/or PE REIT II will not be eligible to have their shares repurchased until they have held their shares for at least one year. As a result, they may not be able to have their shares repurchased at a time in which they need liquidity to satisfy the RMD requirements under their IRA or other retirement plan. Even if they are able to have their shares repurchased, the applicable share repurchase price is based on the estimated value per share of PECO common stock or PE REIT II common stock, as applicable, as determined by the PECO Board or the PE REIT II Board, as applicable, and this value is expected to fluctuate over time. As such, a repurchase may be at a price that is less than the price at which the shares were initially purchased. If stockholders fail to withdraw RMDs from their IRA or other retirement plan, they may be subject to certain tax penalties.

PECO and PE REIT II face other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the mergers, the Combined Company will face various other risks, including those discussed in reports filed by PECO and/or PE REIT II with the SEC. See “Where You Can Find More Information” beginning on page 199.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus (including the Annexes), contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which PECO and PE REIT II operate and beliefs of, and assumptions made by, PECO management and PE REIT II management and involve uncertainties that could significantly affect the financial results of PECO, PE REIT II or the Combined Company. Words such as “pro forma,” “may,” “will,” “would,” “could,” “expects,” “anticipates,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving PECO and PE REIT II, including future financial and operating results, and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that PECO and PE REIT II expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although PECO and PE REIT II believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, PECO and PE REIT II can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•	each of PECO’s and PE REIT II’s success, or the success of the Combined Company, in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate acquisitions or investments;
•	changes in national, regional and local economic conditions;
•	changes in financial markets and interest rates, or to the business or financial condition of PECO, PE REIT II or the Combined Company or their respective businesses;
•	the nature and extent of future competition;
•	each of PECO’s and PE REIT II’s ability, or the ability of the Combined Company, to pay down, refinance, restructure and/or extend its indebtedness as it becomes due;
•	the ability and willingness of PECO, PE REIT II and the Combined Company to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations;
•	availability to PECO, PE REIT II and the Combined Company of financing and capital;
•	each of PECO’s and PE REIT II’s ability, or the ability of the Combined Company, to deliver high quality properties and services, to attract and retain qualified personnel and to attract and retain customers;
•	the ability and willingness of the Combined Company to complete a liquidity event, such as a listing of the shares of common stock of the Combined Company;
•	risks associated with achieving expected revenue synergies or cost savings as a result of the mergers;
•	risks associated with the companies’ ability to consummate the mergers, the timing of the closing of the mergers and unexpected costs or unexpected liabilities that may arise from the mergers, whether or not consummated; and
•	those additional risks and factors discussed in reports filed with the SEC, by PECO and PE REIT II from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q.

Should one or more of the risks or uncertainties described above or elsewhere in this joint proxy statement/prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that PECO, PE REIT II or persons acting on their behalf may issue.

Neither PECO nor PE REIT II undertakes any duty to update any forward-looking statements appearing in this joint proxy statement/prospectus.

THE COMPANIES

Phillips Edison & Company, Inc. and Phillips Edison Grocery Center Operating Partnership I, L.P.
11501 Northlake Drive
Cincinnati, OH 45249

PECO is an internally-managed, public non-traded REIT that was formed as a Maryland corporation in October 2009 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2010 and each year thereafter.

PECO primarily owns and manages well-occupied, grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. As of June 30, 2018, PECO managed a diversified portfolio of 339 shopping centers, including 235 centers owned directly by PECO comprising approximately 26.3 million square feet located in 32 states.

PECO was incorporated in the state of Maryland on October 13, 2009. PECO OP was organized in the state of Delaware on December 3, 2009. PECO’s principal executive offices are located at 11501 Northlake Drive, Cincinnati, Ohio 45249. PECO’s telephone number at that location is (513) 554-1110. PECO’s website is located at www.phillipsedison.com. The information found on, or otherwise accessible through, PECO’s website is not incorporated into, and does not form a part of, this joint proxy statement/prospectus or any other report or document PECO files with or furnishes to the SEC.

Business Objectives and Strategies of PECO

Owned Real Estate

PECO’s business objective is to own and operate well-occupied, grocery-anchored shopping centers that generate cash flows to support distributions to PECO’s stockholders with the potential for capital appreciation.

PECO typically invests in neighborhood shopping centers (generally containing less than 125,000 leasable square feet) located in attractive demographic markets throughout the United States where PECO’s management believes PECO’s fully integrated operating platform can add value through the following strategies:

•	Acquisitions—PECO’s acquisitions team takes a disciplined, targeted approach to acquisitions as it reviews thousands of properties each year. After a thorough financial review, comprehensive underwriting analysis, and exhaustive due diligence process, only the most financially attractive grocery-anchored properties are ultimately added to PECO’s portfolio.
•	Leasing—PECO’s national footprint of experienced leasing professionals is dedicated to increasing rental income by capitalizing on PECO’s portfolio’s below-market leases and increasing the occupancy at PECO’s centers through the lease-up of property vacancies by leveraging national and regional tenant relationships.
•	Portfolio Management— PECO’s portfolio management team seeks to add value by overseeing all aspects of operations at PECO’s properties, as well as optimizing the centers’ merchandising mix, and identifying opportunities for redevelopment or repositioning.
•	Property Management— PECO’s national footprint of property managers strives to develop and maintain a pleasant, clean, and safe environment where retailers can be successful and customers can enjoy their shopping experience. Property management is committed to effectively managing operating costs at the property level in order to maximize cash flows and improve profitability.
•	Capital Markets— PECO’s capital markets team is dedicated to maintaining a conservative balance sheet with an appropriately staggered debt maturity profile that is well positioned for long-term growth.
•	Legal, Finance, Accounting, Tax, Marketing, Risk Management, IT, Human Resources, etc.— PECO’s other in-house teams add value by utilizing technology and broad processes to create efficiencies through scale, creating a better experience for PECO’s tenants while reducing costs. PECO’s associates are dedicated to PECO’s long-term commitment of being the leading owner and operator of grocery-anchored shopping centers.

Third-Party Investment Management Business and Potential Joint Venture

In addition to managing PECO’s shopping centers, PECO’s third-party investment management business provides comprehensive real estate and asset management services to three non-traded, publicly registered REITs and private funds with assets under management of approximately $2.1 billion as of June 30, 2018.

For each of these programs, PECO raises equity capital through either public or private offerings, invests those funds, and manages their assets in return for fee revenue as specified in PECO’s advisory and property management agreements with them.

PECO is in negotiations with a partner to recapitalize a portfolio of 17 assets, with an estimated gross asset value in excess of $350 million, which are subject to approximately $175 million of mortgage debt. PECO’s intent is to sell such portfolio of assets (including the aforementioned mortgage debt) to a newly formed joint venture, with (i) the partner owning 85% of the joint venture and (ii) PECO owning 15% of the joint venture and continuing to perform the day-to-day asset and property management services to the portfolio. PECO has not reached a binding agreement with respect to this joint venture transaction and negotiations are ongoing, and therefore PECO cannot provide assurances that it will ultimately be consummated (including on the terms described in this paragraph).

Strategic Alternatives

PECO is continuously evaluating strategic alternatives to create liquidity for PECO’s investors. In conjunction with the PELP transaction, PECO brought on an experienced management team that allows PECO to fully consider all alternatives. PECO is focused on maximizing the value for PECO’s stockholders while seeking to provide liquidity for PECO’s stockholders.

Segment Data

As of June 30, 2018, PECO operated through two business segments: Owned Real Estate and Investment Management. Prior to the completion of the PELP transaction on October 4, 2017, PECO was externally-managed and PECO’s only reportable segment was the aggregated operating results of PECO’s owned real estate. Therefore, PECO did not report any segment disclosures for the years ended December 31, 2016 and 2015. For a more detailed discussion regarding these segments, including operating data for the year ended December 31, 2017, see Note 18 to “Phillips Edison & Company, Inc. Financial Statements” on page F-41.

Real Estate Investments

As of June 30, 2018, PECO owned 235 properties throughout the United States. The following table presents information regarding the geographical location of PECO’s properties by annualized base rent (“ABR”) as of June 30, 2018 (dollars and square feet in thousands). For additional portfolio information, refer to PECO’s “Schedule III - Real Estate Assets and Accumulated Depreciation” in this joint proxy statement/prospectus beginning on page F-44.

State	ABR(1)	% ABR	ABR/Leased Square Foot	GLA(2)	% GLA	% Leased	Number of Properties
Florida	$36,820	13.1%	$12.61	3,193	12.3%	91.4%	35
Ohio	24,413	8.7%	9.51	2,679	10.3%	95.8%	22
Georgia	23,910	8.5%	11.67	2,142	8.3%	95.7%	23
California	21,023	7.4%	17.99	1,233	4.8%	94.8%	12
Texas	20,723	7.4%	14.05	1,560	6.0%	94.5%	10
Illinois	14,852	5.3%	12.38	1,334	5.1%	89.9%	9
Virginia	14,061	5.0%	12.13	1,281	4.9%	90.5%	12
North Carolina	11,901	4.2%	9.81	1,240	4.8%	97.8%	13
South Carolina	11,025	3.9%	9.64	1,271	4.9%	90.0%	13
Massachusetts	9,813	3.5%	12.92	767	3.0%	99.0%	6
Indiana	9,068	3.2%	7.79	1,244	4.3%	93.5%	8
Pennsylvania	9,016	3.2%	9.64	1,025	3.9%	91.2%	6
Arizona	7,939	2.8%	11.02	797	3.1%	90.3%	7
Tennessee	7,929	2.8%	7.92	1,038	4.0%	96.4%	7
Maryland	6,464	2.3%	19.06	347	1.3%	97.7%	3
Colorado	6,352	2.2%	13.10	504	1.9%	96.2%	5
Oregon	6,325	2.2%	13.87	472	1.8%	96.7%	6
Minnesota	5,770	2.0%	11.93	493	1.9%	98.1%	6
New Mexico	5,522	1.9%	13.41	471	1.8%	87.5%	5
Michigan	5,351	1.9%	8.26	701	2.0%	92.5%	4
Kentucky	5,042	1.8%	8.90	598	2.3%	94.8%	4
Wisconsin	4,524	1.6%	11.43	423	1.6%	93.5%	5
Iowa	2,959	1.0%	8.48	360	1.4%	97.0%	3
Washington	2,425	0.9%	14.91	171	0.7%	95.4%	2
Nevada	2,394	0.9%	18.93	128	0.5%	98.9%	1
Connecticut	1,762	0.6%	15.08	124	0.5%	94.1%	1
Kansas	1,400	0.5%	10.04	153	0.6%	91.4%	2

State	ABR(1)	% ABR	ABR/Leased Square Foot	GLA(2)	% GLA	% Leased	Number of Properties
Alabama	$1,076	0.4%	$6.92	174	0.7%	89.3%	1
New Jersey	867	0.3%	8.06	111	0.4%	97.3%	1
Missouri	865	0.3%	7.70	112	0.4%	100.0%	1
Mississippi	640	0.2%	5.78	112	0.4%	98.6%	1
Utah	237	0.1%	16.32	14	0.1%	100%	1
Total	$282,469	100%	$11.46	25,955	100%	94.99%	235
(1)	PECO calculates ABR as monthly contractual rent as of June 30, 2018, multiplied by 12 months.
(2)	Gross leasable area (“GLA”) is defined as the portion of the total square feet of a building that is available for tenant leasing.

Lease Expirations

The following chart shows, on an aggregate basis, all of the scheduled lease expirations after June 30, 2018, for each of the next ten years and thereafter for PECO’s 235 shopping centers. The chart shows the leased square feet and ABR represented by the applicable lease expiration year (dollars and square feet in thousands):

Subsequent to June 30, 2018, PECO renewed approximately 331,000 total square feet and $3.6 million of total ABR of the leases expiring.

During the year ended December 31, 2017, rent per square foot for renewed leases increased 8.5% when compared to rent per square foot prior to renewal. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Leasing Activity” attached to this joint proxy statement/prospectus as Annex E, for further discussion of leasing activity. Based on current market base rental rates, PECO believes PECO will achieve an overall positive increase in its average ABR for expiring leases. However, changes in base rental income associated with individual signed leases on comparable spaces may be positive or negative, and PECO can provide no assurance that the base rents on new leases will continue to increase from current levels.

Portfolio Tenancy

Prior to the acquisition of a property, PECO assesses the suitability of the grocery-anchor tenant and other tenants in light of PECO’s investment objectives, namely, preserving capital and providing stable cash flows for distributions. Generally, PECO assesses the strength of the tenant by consideration of many factors, such as its financial strength and market share in the geographic area of the shopping center, as well as location-specific factors, such as the store’s sales, local competition, and demographics. When assessing the tenancy of the non-anchor space at the shopping center, PECO considers the tenant mix at each shopping center in light of PECO’s portfolio, the proportion of national and national-franchise tenants, the creditworthiness of specific tenants, and the timing of lease expirations. When evaluating non-national tenancy, PECO attempts to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more individuals.

PECO defines national tenants as those tenants that operate in at least three states. Regional tenants are defined as those tenants that have at least three locations. The following charts present the composition of PECO’s portfolio by tenant type as of June 30, 2018:

The following charts present the composition of PECO’s portfolio by tenant industry as of June 30, 2018:

The following table presents PECO’s top tenants, grouped according to parent company, by ABR as of June 30, 2018 (dollars and square feet in thousands):

Tenant	ABR	% of ABR	Leased Square Feet	% of Leased Square Feet	Number of Locations(1)
Kroger	$25,834	9.1%	3,138	12.7%	55
Publix Super Markets	17,258	6.1%	1,715	7.0%	37
Ahold Delhaize	10,233	3.6%	854	3.5%	19
Albertsons-Safeway	9,461	3.4%	924	3.7%	17
Giant Eagle	6,764	2.4%	700	2.8%	9
Walmart	5,562	2.0%	1,213	4.9%	11
Dollar Tree	3,591	1.3%	409	1.7%	41
Raley's	3,547	1.3%	193	0.8%	3
SUPERVALU	2,884	1.0%	371	1.5%	9
Southeastern Grocers(2)	2,673	0.9%	310	1.3%	8
Total	$87,807	31.1%	9,827	39.9%	209
(1)	Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores.
(2)	In March 2018, Southeastern Grocers, the parent company of Winn Dixie and Bi-Lo, filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. Since that time, Southeastern Grocers has emerged from bankruptcy and all of PECO’s leases with them have been assumed and remain in full force and effect.

Legal Proceedings

From time to time, PECO is party to legal proceedings, which arise in the ordinary course of PECO’s business. PECO is not currently involved in any legal proceedings of which PECO is not covered by its liability insurance or the outcome is reasonably likely to have a material impact on PECO’s results of operations or financial condition, nor is PECO aware of any such legal proceedings contemplated by governmental authorities.

Tax Status

As a result of the PELP transaction, PECO holds, and plans to continue to hold, PECO’s non-qualifying REIT assets and conduct certain of PECO’s non-qualifying REIT income activities in or through a TRS. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A TRS is subject to income tax as a C-corporation.

The net income of PECO’s TRS is not required to be distributed to PECO and income that is not distributed to PECO will generally not be subject to the REIT income distribution requirement. However, PECO’s TRS may pay dividends. Such dividend income should qualify under the 95%, but not the 75%, gross income test. PECO will monitor the amount of dividend and other income from PECO’s TRS and will take actions that are intended to keep this income, and any other non-qualifying income, within the limitations of the REIT income tests. While PECO expects these actions will prevent a violation of the REIT income tests, PECO cannot guarantee that such actions will, in all cases, prevent such a violation.

Competition

PECO is subject to significant competition in seeking real estate investments and tenants. PECO competes with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies, and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than PECO does and generally enjoy significant competitive advantages that result from, among other things, increased access to capital, lower cost of capital, and enhanced operating efficiencies.

Employees

As of June 30, 2018, PECO had 319 employees. Prior to the completion of the PELP transaction, PECO did not have any employees. However, PELP’s employees and executive officers were compensated, in part, for their services rendered to PECO.

Environmental Matters

As an owner of real estate, PECO is subject to various environmental laws of federal, state, and local governments. Compliance with federal, state, and local environmental laws has not had a material, adverse effect on PECO’s business, assets, results of operations, financial condition, and ability to pay distributions, and PECO does not believe that PECO’s existing portfolio will require PECO to incur material expenditures to comply with these laws and regulations.

Quantitative and Qualitative Disclosures about Market Risk

PECO utilizes interest rate swaps in order to hedge a portion of its exposure to interest rate fluctuations. PECO does not intend to enter into derivative or interest rate transactions for speculative purposes. PECO’s hedging decisions are determined based upon the facts and circumstances existing at the time of the hedge and may differ from PECO’s currently anticipated hedging strategy. Because PECO uses derivative financial instruments to hedge against interest rate fluctuations, PECO may be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe PECO, which creates credit risk for PECO. If the fair value of a derivative contract is negative, PECO will owe the counterparty and, therefore, not have credit risk. PECO seeks to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

As of June 30, 2018, PECO had six interest rate swaps that fixed the LIBOR on $992 million of PECO’s unsecured term loan facilities.

As of June 30, 2018, PECO had not fixed the interest rate on $259.6 million of its unsecured debt through derivative financial instruments, and as a result PECO is subject to the potential impact of rising interest rates, which could negatively impact PECO’s profitability and cash flows. The impact on PECO’s results of operations of a one-percentage point increase in interest rates on the outstanding balance of PECO’s variable-rate debt at June 30, 2018, would result in approximately $2.6 million of additional interest expense annually. The additional interest expense was determined based on the impact of hypothetical interest rates on PECO’s borrowing cost and assumes no changes in PECO’s capital structure (including the consummation of the transactions contemplated by the merger agreement).

The information presented above does not consider all exposures or positions that could arise in the future. Hence, the information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time, and the related interest rates.

PECO does not have any foreign operations, and thus PECO is not exposed to foreign currency fluctuations.

Access to Company Information

PECO electronically files its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy and Information statements, and all amendments to those reports with the SEC. The public may read and copy any of the reports that are filed with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 AM to 3:00 PM. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information regarding issuers, including PECO, that are filed electronically. The contents of PECO’s website are not incorporated by reference.

PECO makes available, free of charge, by responding to requests addressed to PECO’s investor relations group, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports on its website, www.phillipsedison.com. These reports are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC.

Phillips Edison Grocery Center REIT II, Inc. and Phillips Edison Grocery Center Operating Partnership II, L.P.
11501 Northlake Drive
Cincinnati, OH 45249

PE REIT II is a public non-traded REIT that was formed as a Maryland corporation in June 2013 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2014 and each year thereafter.

Historically, PE REIT II has been externally advised and paid fees to the advisor under the advisory agreement. In connection with the mergers, the advisory agreement will be terminated immediately prior to the closing of the mergers.

As of June 30, 2018, PE REIT II owned fee simple interests in 86 real estate properties, comprising 10.3 million square feet. In addition, PE REIT II owns a 20% equity interest in a joint venture that owned 14 properties as of June 30, 2018.

PE REIT II’s principal executive offices are located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110. PE REIT II’s website is located at www.grocerycenterREIT2.com. The information found on, or otherwise accessible through, PE REIT II’s website is not incorporated into, and does not form a part of, this joint proxy statement/prospectus or any other report or document PE REIT II files with or furnishes to the SEC.

Business Objectives and Strategies of PE REIT II

PE REIT II invests primarily in well-occupied, grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. PE REIT II owns its interests in all of its properties and conducts substantially all of its business through PE OP II, a Delaware limited partnership formed in June 2013.

Segment Data

In 2017, PE REIT II modified its approach of evaluating operating segments. PE REIT II internally evaluates the operating performance of its portfolio of properties and currently does not differentiate properties by geography, size, or type. As operating performance is reviewed at a portfolio level rather than at a property level, PE REIT II’s entire portfolio of properties is considered to be one operating segment. Accordingly, PE REIT II did not report any other segment disclosures in 2017.

Real Estate Investments

As of June 30, 2018, PE REIT II wholly owned 86 properties throughout the United States, acquired from third parties unaffiliated with PE REIT II or PECO. PE REIT II also owned 14 properties through a joint venture in which PE REIT II owns a 20% equity interest. The following table presents information regarding the geographical location of PE REIT II’s wholly-owned properties, by annual base rent (“ABR”), as of December 31, 2017 (dollars and square feet in thousands). For additional portfolio information, refer to PE REIT II’s Schedule III - Real Estate Assets and Accumulated Depreciation beginning on page F-93.

State	ABR(1)	% ABR	ABR/Leased Square Foot	GLA(2)	% GLA	% Leased	Number of Properties
Florida	$18,682	14.9%	$11.54	1,750	16.9%	92.6%	17
California	16,709	13.3%	16.37	1,049	10.2%	97.3%	11
Georgia	13,834	11.0%	11.50	1,235	11.9%	97.4%	9
Texas	11,984	9.6%	16.03	785	7.6%	95.2%	8
Colorado	8,148	6.5%	15.36	554	5.4%	95.8%	4
Ohio	6,792	5.4%	9.81	740	7.2%	93.6%	6
Illinois	6,235	5.0%	12.99	551	5.3%	87.2%	4
Minnesota	4,702	3.8%	12.24	409	4.0%	93.9%	3
Wisconsin	4,487	3.6%	8.72	522	5.0%	98.6%	3
Massachusetts	4,110	3.3%	15.48	272	2.6%	97.5%	2
Connecticut	3,598	2.9%	13.11	298	2.9%	92.2%	3
New Jersey	3,393	2.7%	21.07	161	1.6%	100.0%	1
Kansas	3,035	2.4%	10.51	298	2.9%	96.8%	2
South Carolina	2,668	2.1%	7.45	374	3.6%	95.9%	1
Arizona	2,354	1.9%	12.39	221	2.1%	86.1%	2
Pennsylvania	2,260	1.8%	15.90	153	1.5%	92.8%	1
Maryland	2,097	1.7%	19.81	112	1.1%	94.1%	1
Michigan	1,959	1.6%	9.86	199	1.9%	100.0%	2
Nevada	1,681	1.3%	18.82	89	0.9%	100.0%	1
New York	1,628	1.3%	10.68	165	1.6%	92.3%	1
Missouri	1,535	1.2%	14.78	109	1.1%	94.9%	1
Virginia	1,408	1.1%	17.54	80	0.8%	100.0%	1
New Mexico	1,381	1.1%	9.93	139	1.3%	100.0%	1
North Carolina	689	0.5%	10.26	72	0.7%	93.7%	1
Total	$125,370	100%	$12.78	10,337	100%	94.90%	86
(1)	PE REIT II calculates ABR as monthly contractual rent as of June 30, 2018, multiplied by 12 months.
(2)	Gross leasable area (“GLA”) is defined as the portion of the total square feet of a building that is available for tenant leasing.

Lease Expirations

The following chart shows, on an aggregate basis, all of the scheduled lease expirations after June 30, 2018, for each of the next ten years and thereafter for PE REIT II’s 86 wholly-owned shopping centers. The chart shows the leased square feet and ABR represented by the applicable lease expirations (dollars and square feet in thousands):

$20,000
$16,000
$12,000
$8,000
$4,000
$0
(dollars in thousands)
2000
1600
1200
800
400
0
(square feet in thousands)
$618
$5,037
$12,989
$15,710
$16,860
$11,822
$12,908
$7,243
$10,784
$8,156
$5,251
$17,992
MTM
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028+
Anchor - ABR
Inline - ABR
GLA

Subsequent to June 30, 2018, PE REIT II renewed approximately 132,000 total square feet and $1.4 million of total ABR of the leases expiring.

Portfolio Tenancy

Prior to the acquisition of a property, PE REIT II assesses the suitability of the grocery anchor tenant and other tenants in light of PE REIT II’s investment objectives, namely, preserving capital and providing stable cash flows for distributions. Generally, PE REIT II assesses the strength of the tenant by consideration of company factors, such as its financial strength and market share in the geographic area of the shopping center, as well as location-specific factors, such as the store’s sales, local competition, and demographics. When assessing the tenancy of the non-anchor space at the shopping center, PE REIT II considers the tenant mix at each shopping center in light of PE REIT II’s portfolio, the proportion of national and national franchise tenants, the creditworthiness of specific tenants, and the timing of lease expirations. When evaluating non-national tenancy, PE REIT II attempts to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more individuals.

PE REIT II defines national tenants as those tenants that operate in at least three states. Regional tenants are defined as those tenants that have at least three locations. The following charts present the composition of PE REIT II’s portfolio by tenant type as of June 30, 2018:

The following charts present the composition of PE REIT II’s portfolio by tenant industry as of June 30, 2018 (dollars and square feet in thousands):

The following table presents PE REIT II’s top ten tenants, grouped according to parent company, by ABR as of June 30, 2018 (dollars and square feet in thousands):

Tenant	ABR	% of ABR	Leased Square Feet	% of Leased Square Feet	Number of Locations(1)
Publix Super Markets	$8,157	6.5%	843	8.6%	18
Albertsons-Safeway	7,208	5.7%	716	7.3%	12
Ahold Delhaize	6,374	5.1%	389	4.0%	6
Walmart	5,820	4.6%	903	9.2%	7
Kroger	5,512	4.4%	792	8.1%	12
Giant Eagle	2,776	2.2%	273	2.8%	4
Sprouts Farmers Market	1,843	1.5%	109	1.1%	4
Save Mart Supermarkets	1,775	1.4%	208	2.1%	4
T.J. Maxx	1,371	1.1%	108	1.1%	4
Subway	1,104	0.9%	46	0.5%	32
Total	$41,940	33.4%	4,387	44.8%	103
(1)	Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores.

Legal Proceedings

From time to time, PE REIT II is party to legal proceedings, which arise in the ordinary course of PE REIT II’s business. PE REIT II is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material impact on PE REIT II’s results of operations or financial condition, nor is PE REIT II aware of any such legal proceedings contemplated by any governmental authorities.

Competition

PE REIT II is subject to significant competition in seeking real estate investments and tenants. PE REIT II competes with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies, and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than PE REIT II does and generally enjoy significant competitive advantages that result from, among other things, increased access to capital, lower cost of capital, and enhanced operating efficiencies.

Employees

PE REIT II does not have any employees. In addition, all of PE REIT II’s executive officers are also officers of PECO or one or more of its affiliates and are compensated by those entities, in part, for their service rendered to PE REIT II. PE REIT II does not separately compensate its executive officers for their service as officers.

Environmental Matters

As an owner of real estate, PE REIT II is subject to various environmental laws of federal, state and local governments. Compliance with federal, state and local environmental laws has not had a material, adverse effect on PE REIT II’s business, assets, results of operations, financial condition and ability to pay distributions, and PE REIT II does not believe that PE REIT II’s existing portfolio will require PE REIT II to incur material expenditures to comply with these laws and regulations.

Quantitative and Qualitative Disclosures about Market Risks

PE REIT II utilizes interest rate swaps in order to hedge a portion of its exposure to interest rate fluctuations. PE REIT II does not intend to enter into derivative or interest rate transactions for speculative purposes. PE REIT II’s hedging decisions are determined based upon the facts and circumstances existing at the time of the hedge and may differ from PE REIT II’s currently anticipated hedging strategy. Because PE REIT II uses derivative financial instruments to hedge against interest rate fluctuations, PE REIT II may be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe PE REIT II, which creates credit risk for PE REIT II. If the fair value of a derivative contract is negative, PE REIT II will owe the counterparty and, therefore, not have credit risk. PE REIT II seeks to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

As of June 30, 2018, PE REIT II had five interest rate swaps that fixed LIBOR on $570 million of PE REIT II’s unsecured term loan facilities. PE REIT II was also party to two interest rate swaps that fixed the variable interest rate on $15.2 million of two of PE REIT II’s variable-rate mortgage notes.

As of June 30, 2018, PE REIT II had not fixed the interest rate on $85.4 million of its unsecured variable-rate debt through derivative financial instruments, and as a result, PE REIT II is subject to the potential impact of rising interest rates, which could negatively impact PE REIT II’s profitability and cash flows. The impact on PE REIT II’s annual results of operations of a one-percentage point increase in interest rates on the outstanding balance of PE REIT II’s variable-rate debt at June 30, 2018, would result in approximately $0.9 million of additional interest expense.

These amounts were determined based on the impact of hypothetical interest rates on PE REIT II’s borrowing cost and assume no changes in PE REIT II’s capital structure. As the information presented above includes only those exposures that exist as of June 30, 2018, it does not consider those exposures or positions that could arise after that date. Hence, the information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time, and the related interest rates.

PE REIT II does not have any foreign operations, and thus PE REIT II is not exposed to foreign currency fluctuations.

Access to Company Information

PE REIT II electronically files its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy and Information statements, and all amendments to those reports with the SEC. The public may read and copy any of the reports that are filed with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 AM to 3:00 PM. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically. The contents of PE REIT II’s website are not incorporated by reference.

PE REIT II makes available, free of charge, by responding to requests addressed to PE REIT II’s investor relations group, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports on its website, www.grocerycenterREIT2.com. These reports are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC.

The Combined Company

References to the Combined Company are to PECO after the effective time of the company merger. The Combined Company will be named “Phillips Edison & Company, Inc.” and will be a Maryland corporation. The Combined Company after the completion of the mergers is expected to have a pro forma total enterprise value of approximately $6.3 billion (based on the estimated net asset value per share of PECO of $11.05 and the total estimated pro forma outstanding indebtedness of $2.7 billion, including transaction expenses). The Combined Company’s asset base after the completion of the mergers will consist primarily of 321 wholly owned grocery-anchored shopping centers encompassing approximately 36.6 million square feet across 33 states.

The business of the Combined Company will be operated through PECO OP and its subsidiaries, including the Surviving Partnership. After giving effect to the mergers, PECO OP will hold a limited partnership interest in the Surviving Partnership (and be the sole limited partner of the Surviving Partnership), and a wholly owned subsidiary of PECO OP will be the sole general partner of the Surviving Partnership. Following the effective time of the company merger and the partnership merger, the PECO parties will have the full, exclusive and complete responsibility for and discretion in the day-to-day management and control of PECO OP and the Surviving Partnership.

The Combined Company’s principal executive offices will be located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110.

THE PECO ANNUAL MEETING

This joint proxy statement/prospectus is being furnished in connection with the solicitation of proxies from PECO stockholders for use at the PECO annual meeting. This joint proxy statement/prospectus and accompanying form of proxy are first being mailed to the PECO stockholders on or about August 28, 2018.

Date, Time, Place and Purpose of the PECO Annual Meeting

The annual meeting of the PECO stockholders will be held at the offices of Latham & Watkins, located at 885 Third Avenue, New York, New York 10022 on November 14, 2018, commencing at 8:00 a.m. Eastern Time for the following purposes:

1.	to consider and vote on a proposal to approve the company merger and the other transactions contemplated by the merger agreement;
2.	to consider and vote on the election of five nominees for director, with each to serve until the next annual meeting of PECO stockholders and until their respective successors are duly elected and qualify;
3.	to consider and vote on a proposal to approve the PECO charter amendment;
4.	to consider and vote, on a non-binding, advisory basis, on the compensation of the PECO named executive officers;
5.	to consider and vote, on a non-binding, advisory basis, on the frequency of future non-binding, advisory resolutions on the compensation of PECO named executive officers (every year, every two years or every three years);
6.	to consider and vote on a proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement or to approve the PECO charter amendment; and
7.	to attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

This joint proxy statement/prospectus also contains information regarding the PE REIT II annual meeting, including the items of business for that annual meeting. PECO stockholders are not voting on the proposals to be voted on at the PE REIT II annual meeting.

Recommendation of the PECO Board of Directors

The PECO Board has unanimously (i) determined that the mergers and the other transactions contemplated by the merger agreement are advisable and in the best interests of PECO and its stockholders, (ii) approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and (iii) declared the PECO charter amendment advisable. The PECO Board unanimously recommends that PECO stockholders vote (a) FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement, (b) FOR each of the nominees for election as a director, (c) FOR the proposal to approve the PECO charter amendment, (d) FOR the approval of the non-binding, advisory resolution on executive compensation, (e) for “EVERY YEAR” on the non-binding, advisory vote on the frequency of future non-binding, advisory resolutions on executive compensation and (f) FOR the proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement or to approve the PECO charter amendment.

PECO Record Date; Who Can Vote at the PECO Annual Meeting

Only holders of record of shares of PECO common stock at the close of business on August 28, 2018, PECO’s record date, are entitled to notice of, and to vote at, the PECO annual meeting and any adjournment of the PECO annual meeting. As of the record date, there were 183,695,565.955 shares of PECO common stock outstanding (which includes 31,264 unvested restricted shares) and entitled to vote at the PECO annual meeting, held by approximately 40,091 stockholders of record.

Each share of PECO common stock owned on PECO’s record date is entitled to one vote on each proposal at the PECO annual meeting.

Required Vote; Quorum

Approval of the proposal to approve the company merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes cast on such proposal.

The election of each of the nominees for director requires the affirmative vote of the holders of a majority of the shares of stock entitled to vote who are present in person or by proxy.

Approval of the proposal to approve the PECO charter amendment requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.

Approval of the non-binding, advisory resolution on executive compensation requires the affirmative vote of a majority of all of the votes cast on such proposal.

With regard to the non-binding, advisory vote on the frequency of future non-binding, advisory resolutions on executive compensation, the option of every year, every two years or every three years that receives the affirmative vote of a majority of all of the votes cast on such proposal will be the frequency recommended by stockholders. In the event that no option receives such a majority, the PECO Board will consider the option that receives the most votes to be the frequency recommended by PECO stockholders.

Approval of the proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the PECO charter amendment or to approve the company merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes cast on such proposal.

Regardless of the number of shares of PECO common stock you own, your vote is very important. Please complete, sign, date and promptly return the enclosed proxy card today or vote by phone or Internet.

PECO’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at such meeting on any matter constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at the PECO annual meeting for purposes of determining whether a quorum is present.

No business may be conducted at the PECO annual meeting if a quorum is not present at such meeting other than the proposal to adjourn the PECO annual meeting to solicit additional proxies. Pursuant to PECO’s bylaws, the chairman of the meeting may adjourn the PECO annual meeting to a later date, time and place announced at the meeting, whether or not a quorum is present and without a vote of stockholders.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, or, in the election of directors, instructions to WITHHOLD with respect to any or all nominees, will have the same effect as votes AGAINST (i) the proposal to approve the PECO charter amendment and (ii) the election of each such nominee for director. Abstentions and broker non-votes, if any, will have no effect on the remaining proposals (or any other matters presented at the PECO annual meeting for PECO stockholder approval). Broker non-votes, if any, will be considered as “present” for purposes of determining a quorum.

Manner of Submitting Proxy

PECO stockholders may vote for or against the proposals to be considered at the PECO annual meeting in person or by proxy. PECO stockholders can authorize a proxy in the following ways:

•	Internet. PECO stockholders may submit a proxy over the Internet by going to www.proxyvote.com/peco with use of the control number on their proxy card. Once at the website, they should follow the instructions to submit a proxy.
•	Telephone. PECO stockholders may submit a proxy using the toll-free number at 1-800-690-6903 and follow the recorded instructions. PECO stockholders will be asked to provide the control number from the enclosed proxy card.
•	Mail. PECO stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

PECO stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at 11:59 P.M. Eastern Time on November 13, 2018.

The method by which PECO stockholders submit a proxy will in no way limit their right to vote at the PECO annual meeting if they later decide to attend the meeting and vote in person. If shares of PECO common stock are held in the name of a broker or other nominee, PECO stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at the PECO annual meeting.

All shares of PECO common stock entitled to vote and represented by properly authorized proxies received prior to the PECO annual meeting, and not revoked, will be voted at the PECO annual meeting as instructed on the proxies. If PECO stockholders of record return properly authorized proxies but do not indicate how their shares of PECO common stock should be voted on a proposal, the shares of PECO common stock represented by their properly authorized proxy will be voted as the PECO Board recommends and therefore, (i) FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement, (ii) FOR each of the nominees for election as a director, (iii) FOR the proposal to approve the PECO charter amendment, (iv) FOR the approval of the non-binding, advisory resolution on executive compensation, (v) for “EVERY YEAR” on the non-binding, advisory vote on the frequency of future non-binding, advisory resolutions on executive compensation and (vi) FOR the proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the PECO charter amendment or to approve the company merger and the other transactions contemplated by the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of PECO common stock will NOT be voted.

Shares Held in “Street Name”

If PECO stockholders hold shares of PECO common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If PECO stockholders hold shares of PECO common stock in an account of a broker or other nominee and attend the PECO annual meeting, they should bring a letter from their broker or other nominee identifying them as the beneficial owner of such shares of PECO common stock and authorizing them to vote.

If PECO stockholders hold their shares in “street name” and they fail to provide their broker or other nominee with any instructions regarding how to vote their shares of PECO common stock, their shares of PECO common stock held by brokers and other nominees will NOT be voted and may NOT be present for the purposes of determining a quorum.

Revocation of Proxies or Voting Instructions

PECO stockholders of record may change their vote or revoke a previously authorized proxy at any time before it is exercised at the PECO annual meeting by:

•	submitting notice in writing to PECO’s Secretary at Phillips Edison & Company, Inc., 11501 Northlake Drive, Cincinnati, Ohio 45249, Attn: Secretary;
•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the Internet; or
•	voting in person at the PECO annual meeting.

Attending the PECO annual meeting without voting will not revoke your proxy.

PECO stockholders who hold shares of PECO common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from PECO stockholders is made on behalf of the PECO Board. PECO will pay the cost of soliciting proxies from PECO stockholders. PECO has contracted with BFS to assist PECO in the distribution of proxy materials and the solicitation of proxies. PECO expects to pay BFS fees of approximately $975,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers’ search cards, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. PECO will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to PECO’s stockholders.

In accordance with the regulations of the SEC, PECO also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of PECO common stock.

PROPOSALS SUBMITTED TO PECO STOCKHOLDERS

PECO Merger Proposal

(Proposal 1 on the PECO Proxy Card)

PECO stockholders are being asked to approve the company merger and the other transactions contemplated by the merger agreement. For a detailed discussion of the terms and conditions of the company merger and the other transactions contemplated by the merger agreement, see “The Mergers—The Merger Agreement.” As discussed in the section entitled “The Mergers—Recommendation of the PECO Board of Directors and Its Reasons for the Mergers,” after careful consideration the PECO Board unanimously approved the company merger and the other transactions contemplated by the merger agreement and determined that the company merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of PECO and its stockholders.

Pursuant to the merger agreement, approval of this proposal is a condition to the closing of the mergers. If the proposal is not approved, the mergers will not be completed.

PECO is requesting that PECO stockholders approve the company merger and the other transactions contemplated by the merger agreement. Approval of this proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

Recommendation of the PECO Board

The PECO Board unanimously recommends that PECO stockholders vote FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement.

Election of Directors

(Proposal 2 on the PECO Proxy Card)

PECO stockholders are being asked to vote on the election of all five members of the PECO Board. Those persons elected will serve as directors until the 2019 annual meeting of the PECO stockholders and until their successors are duly elected and qualified. The PECO Board has nominated the following persons for re-election as directors:

•	Jeffrey S. Edison	•	Stephen R. Quazzo
•	Leslie T. Chao	•	Gregory S. Wood
•	Paul J. Massey, Jr.

Each of the nominees is a current member of the PECO Board. The names and ages of the nominees, together with certain biographical information is provided below.

PECO is requesting that PECO stockholders approve each of the nominees for election as a director of the PECO Board. Election of each of the nominees for director requires, in each case the affirmative vote of the holders of a majority of the shares of stock entitled to vote who are present in person or by proxy.

Recommendation of the PECO Board

The PECO Board unanimously recommends that PECO stockholders vote FOR each of the nominees listed for election as a director.

The PECO Board

The PECO Board has oversight responsibility for PECO’s operations and makes all major decisions concerning PECO’s business. PECO currently has five directors, all of whom have been nominated for election at the PECO annual meeting. PECO currently has no vacant director positions. The PECO Board held six meetings during 2017. During 2017, each director attended at least 75% of the aggregate number of the meetings of the PECO Board and each committee of the PECO Board on which he served during the period in which he served. For biographical information regarding PECO’s directors, see “Executive Officers and Directors” on page 69.

The PECO Board has established an audit committee (the “PECO Audit Committee”) and a compensation committee (the “PECO Compensation Committee”). Previously, the PECO Board had also established a conflicts committee (the “PECO Conflicts Committee”), but the PECO Conflicts Committee was disbanded on October 20, 2017, following the consummation of the PELP transaction. Information regarding each of the committees is set forth below.

Director Independence

Although shares of PECO common stock are not listed for trading on any national securities exchange, a majority of PECO’s directors, and all of the members of the PECO Audit Committee and the PECO Compensation Committee are “independent” as defined by the rules of the New York Stock Exchange (the “NYSE”). The NYSE independence standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the PECO Board must affirmatively determine that a director has no material relationship with PECO (either directly or as a partner, stockholder, or officer of an organization that has a relationship with PECO). The PECO Board has determined that each of Leslie T. Chao, Paul J. Massey, Jr., Stephen R. Quazzo, and Gregory S. Wood is “independent” as defined by the NYSE.

The Audit Committee

General

The PECO Audit Committee’s primary function is to assist the PECO Board in fulfilling its responsibilities by overseeing its independent auditors and reviewing the financial information to be provided to the PECO stockholders and others, overseeing the system of internal control over financial reporting that PECO management has established, and overseeing PECO’s audit and financial reporting process. The PECO Audit Committee also is responsible for overseeing PECO’s compliance with applicable laws and regulations and for establishing procedures for the ethical conduct of PECO’s business. The PECO Audit Committee fulfills these responsibilities primarily by carrying out the activities enumerated in the PECO Audit Committee Charter adopted by the PECO Board in 2010. The Audit Committee Charter is available on PECO’s website at www.phillipsedison.com/investors/governance.

The members of the PECO Audit Committee are Leslie T. Chao (Chair), Paul J. Massey, Jr., Stephen R. Quazzo, and Gregory S. Wood. The PECO Board has determined that Mr. Chao qualifies as the PECO Audit Committee “financial expert” within the meaning of SEC rules. During 2017, the Audit Committee held four meetings.

Independent Auditors

During the year ended December 31, 2017, Deloitte & Touche LLP served as PECO’s independent auditor and provided certain domestic tax and other services. Deloitte & Touche LLP has served as PECO’s independent auditor since PECO’s formation in 2009. The PECO Audit Committee has engaged Deloitte & Touche LLP as its independent auditor to audit PECO’s consolidated financial statements for the year ending December 31, 2018. The PECO Audit Committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in PECO’s best interest. Any decision to select new auditors would be disclosed to the PECO stockholders in accordance with applicable securities laws.

Representatives from Deloitte & Touche LLP are expected to be present at the PECO annual meeting, to have the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions posed by any PECO stockholders.

Preapproval Policies

The PECO Audit Committee charter imposes a duty on the PECO Audit Committee to preapprove all auditing services performed for PECO by PECO’s independent auditors, as well as all permitted nonaudit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors’ independence. Unless a type of service to be provided by the independent auditors has received “general” preapproval, it will require “specific” preapproval by the PECO Audit Committee. Additionally, any proposed services exceeding “general” preapproved cost levels will require specific preapproval by the PECO Audit Committee.

All requests or applications for services to be provided by the independent auditor that do not require specific preapproval by the PECO Audit Committee will be submitted to PECO management and must include a detailed description of the services to be rendered. PECO management will determine whether such services are included within the list of services that have received the general preapproval of the PECO Audit Committee. The PECO Audit Committee will be informed on a timely basis of any such services rendered by the independent auditors.

Requests or applications to provide services that require specific preapproval by the PECO Audit Committee will be submitted to the PECO Audit Committee by both the independent auditors and PECO’s Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence. The Chair of the PECO Audit Committee has been delegated the authority to specifically preapprove all services not covered by the general preapproval guidelines. Amounts requiring preapproval in excess of the general preapproved cost levels require specific preapproval by all members of the PECO Audit Committee prior to engagement of PECO’s independent auditors. All amounts specifically preapproved by the Chair of the PECO Audit Committee in accordance with this policy are to be disclosed to the full PECO Audit Committee at the next regularly scheduled meeting. All services rendered by Deloitte & Touche LLP for the year ended December 31, 2017 were preapproved in accordance with the policies and procedures described above.

Principal Auditor Fees

The aggregate fees billed to PECO for professional accounting services, including the audit of PECO’s annual consolidated financial statements by PECO’s principal auditor for the years ended December 31, 2017 and 2016, are set forth in the table below.

	2017	2016
Audit fees	$1,024,740	$613,800
Audit-related fees	225,382	19,000
Tax fees	10,000	3,895
All other fees	—	—
Total fees	$1,260,122	$636,695

For purposes of the preceding table, the principal auditor’s professional fees are classified as follows:

•	Audit fees – These are fees for professional services performed for the audit of PECO’s annual consolidated financial statements and the required review of quarterly consolidated financial statements and other procedures performed by the principal auditor in order for them to be able to form an opinion on PECO’s consolidated financial statements.

These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements, including reviews of PECO’s consolidated financial statements included in the registration statements, as amended, related to PECO’s public offerings of common stock. Audit fees are presented for the period to which the audit work relates, regardless of whether the fees are actually billed during the period.

•	Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the consolidated financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews, and consultation concerning financial accounting and reporting standards.
•	Tax fees – These are fees for all professional services performed by professional staff in PECO’s independent auditor’s tax division, except those services related to the audit of PECO’s consolidated financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state, and local issues. Services also may include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state, and local tax issues related to due diligence. Tax fees are presented for the period in which the services were provided.
•	All other fees – These are fees for any services not included in the above-described categories.

Report of the PECO Audit Committee

The PECO Audit Committee reviews the financial reporting process on behalf of the PECO Board. PECO management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. Membership on the PECO Audit Committee does not call for the professional training and technical skills generally associated with career professionals in the field of accounting and auditing. In addition, the independent auditors devote more time and have access to more information than does the PECO Audit Committee. Accordingly, the PECO Audit Committee’s role does not provide any special assurance with regard to PECO’s financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent auditors. In this context, the PECO Audit Committee reviewed the 2017 audited consolidated financial statements with PECO management, including a discussion of the quality and acceptability of PECO’s financial reporting, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The PECO Audit Committee reviewed with Deloitte & Touche LLP, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with U.S. generally accepted accounting principles, their judgments as to the quality and the acceptability of the consolidated financial statements and such other matters as are required to be discussed with the PECO Audit Committee under Statement on Auditing Standards No. 16 (Communication with Audit Committees). The PECO Audit Committee received from and discussed with Deloitte & Touche LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding that firm’s independence from PECO. In addition, the PECO Audit Committee considered whether Deloitte & Touche LLP’s provision of nonaudit services is compatible with maintaining its independence from PECO.

The PECO Audit Committee discussed with Deloitte & Touche LLP the overall scope and plans for the audit. The PECO Audit Committee meets periodically, and at least quarterly, with Deloitte & Touche LLP, with and without PECO management present, to discuss the results of their examinations, their evaluations of PECO’s internal controls, and the overall quality of PECO’s financial reporting.

In reliance on these reviews and discussions, the PECO Audit Committee recommended to the PECO Board, and the PECO Board approved, the inclusion of the 2017 audited consolidated financial statements in PECO’s Annual Report on Form 10-K for the year ended December 31, 2017 for filing with the SEC.

August 3, 2018	The Audit Committee of the Board of Directors:
Leslie T. Chao (Chair), Paul J. Massey, Jr.,
Stephen R. Quazzo, and Gregory S. Wood

The PECO Conflicts Committee

Prior to October 20, 2017, the PECO Conflicts Committee’s primary functions were to approve transactions with affiliates and to supervise and evaluate the performance of PECO’s external advisor. The PECO Conflicts Committee fulfilled these responsibilities primarily by carrying out the activities enumerated in the Corporate Governance Guidelines adopted by the PECO Board in 2014. As a result of the PELP transaction, PECO became an internally-managed REIT and no longer had an external advisor. On October 20, 2017 the PECO Board adopted Amended Corporate Governance Guidelines which disbanded the PECO Conflicts Committee, and the PECO Board amended the PECO Audit Committee Charter to grant authority to the PECO Audit Committee to address certain conflicts matters going forward. The Amended Corporate Governance Guidelines are available on PECO’s website at www.phillipsedison.com/investors/governance.

The members of the PECO Conflicts Committee were Paul J. Massey, Jr. (Chair), Leslie T. Chao, Stephen R. Quazzo, and Gregory S. Wood, all of whom are independent directors. The PECO Conflicts Committee held five meetings during 2017.

The PECO Compensation Committee

The PECO Compensation Committee’s primary functions are to discharge the PECO Board’s responsibility relating to compensation of PECO’s directors and executive officers by evaluating and approving director and executive officer compensation plans, policies and programs. The PECO Compensation Committee is also responsible for (i) reviewing and discussing with PECO’s management the Compensation Discussion and Analysis (“PECO CD&A”) required to be included in PECO’s proxy statement for the annual meeting of stockholders and recommending to the PECO Board whether the PECO CD&A should be included in such proxy statement and (ii) providing a Compensation Committee Report that complies with the federal securities laws and regulations for inclusion in PECO’s proxy statement for the annual meeting of stockholders. The PECO Compensation Committee fulfills these responsibilities primarily by carrying out the activities enumerated in the PECO Compensation Committee Charter adopted by the PECO Board in 2017. The PECO Compensation Committee Charter is available on PECO’s website at www.phillipsedison.com/investors/governance.

The members of the PECO Compensation Committee are Paul J. Massey, Jr. (Chair), Leslie T. Chao, Stephen R. Quazzo, and Gregory S. Wood, all of whom are independent directors. The PECO Compensation Committee was formed in October 2017 but did not hold any meetings during fiscal year 2017.

PECO Compensation Committee Report

The Compensation Committee (the “PECO Compensation Committee”) of the Board of Directors (the “PECO Board”) of Phillips Edison & Company, Inc. (“PECO”) has reviewed and discussed with management PECO’s Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based on such review and discussions, the PECO Compensation Committee recommended to the PECO Board that PECO’s Compensation Discussion and Analysis be included in the Proxy Statement for PECO’s 2018 Annual Meeting of stockholders.

Submitted by the PECO Compensation Committee

Paul J. Massey, Jr. (Chair)

Leslie T. Chao

Stephen R. Quazzo

Gregory S. Wood

Compensation Committee Interlocks and Insider Participation

During 2017, Messrs. Chao, Quazzo and Wood served as members of PECO’s Compensation Committee and Mr. Massey served as the Chair of PECO’s Compensation Committee. None of PECO’s executive officers serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the PECO Board or the PECO Compensation Committee.

Transactions with Related Persons

Prior to October 20, 2017, PECO’s Corporate Governance Guidelines required the PECO Conflicts Committee to review and approve all transactions involving PECO’s affiliates and PECO. Prior to the disbandment of the PECO Conflicts Committee, before PECO could enter into a transaction with an affiliate that is not covered by the advisory agreement, a majority of the PECO Conflicts Committee would have to conclude that the transaction is fair and reasonable to PECO and on terms and conditions not less favorable to PECO than those available from unaffiliated third parties. In addition, PECO’s Code of Ethics lists examples of types of transactions with affiliates that would create prohibited conflicts of interest. After the disbandment of the PECO Conflicts Committee on October 20, 2017, under PECO’s Code of Ethics, PECO’s officers and directors are required to bring potential conflicts of interest to the attention of the Chair of the PECO Audit Committee promptly. Prior to October 20, 2017, the PECO Conflicts Committee had reviewed the material transactions between PECO’s affiliates and PECO since the beginning of 2016. From and after October 20, 2017, consistent with PECO’s Code of Ethics, all potential conflicts of interest matters have been brought to the attention of the Chair of the PECO Audit Committee. There are no currently proposed material transactions with related persons other than the PELP transaction and those covered by the terms of the agreements described below.

Neither PECO nor PE REIT II is party to any transaction with related parties required to be disclosed in this section other than as discussed above.

Fee and Management Income from Advisory Agreements—Upon closing of the PELP transaction on October 4, 2017, PECO entered into advisory agreements under which PECO earns revenue for managing day-to-day activities and implementing the investment strategy for certain non-traded, publicly registered REITS and private funds (“Managed Funds”). The advisory agreements have a duration of one year and are renewed annually at the discretion of the respective boards of directors.

PECO earns an acquisition fee related to services provided to the Managed Funds in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee earned from PE REIT II and PE REIT III is equal to 0.85% and 2.0%, respectively, of the cost of investments acquired or originated by PECO, including acquisition or origination expenses and any debt attributable to such investments. PECO earned acquisition fee income of $0.7 million for the year ended December 31, 2017.

In addition to acquisition fees, PECO is reimbursed by the Managed Funds for customary acquisition expenses, whether or not they ultimately acquire an asset. For the year ended December 31, 2017, PECO was reimbursed for acquisition expenses of approximately $0.2 million.

Under the terms of PECO’s advisory agreements, PECO receives a monthly asset management and subordinated participation fee from the Managed Funds. The asset management and subordinated participation fee earned from PE REIT II is 0.85% and is paid 80% in cash and 20% in restricted operating partnership units designated as Class B Units of PE OP II. The asset management fee paid by PE REIT III and other related parties is between 0.5% and 1.0% and is paid in cash. PECO earned asset management fees of $3.1 million for the year ended December 31, 2017.

Fee and Management Income from Master Property Management and Master Services Agreements (“Management Agreements”)—Under PECO’s Management Agreements, PECO earns revenues for managing day-to-day activities at the properties of the Managed Funds. As property manager, PECO is to provide services including accounting, finance, and operations for which PECO receives a distinct fee based on a set percentage of gross cash receipts each month. Under the Management Agreements, PECO also serves as a leasing agent to the Managed Funds. For each new lease, lease renewal, and expansion, PECO receives a leasing commission. Leasing commissions are recognized as lease deals occur and are dependent on the terms of the lease. PECO assists in overseeing the construction of various improvements for Managed Funds, for which PECO receives a distinct fee based on a set percentage of total project cost calculated upon completion of construction. Because both parties in these contracts can cancel upon 30 days’ notice without penalties, their term is considered month-to-month.

Under the terms of PECO’s Management Agreements, PECO earned a monthly property management fee equal to 4% of the monthly cash receipts of the properties PECO managed for the Managed Funds. PECO may have hired, directed, or established policies for employees who had direct responsibility for the operations of each real property PECO managed, which may have included on-site managers and building and maintenance personnel. For the year ended December 31, 2017, PECO earned property management fees of $1.8 million.

PECO also earned leasing commissions and construction management fees from the Managed Funds in an amount that is usual and customary for comparable services rendered to properties in a similar geographic market. PECO earned leasing commissions in connection with a tenant’s exercise of an option to extend an existing lease. For the year ended December 31, 2017, PECO earned leasing commissions of $1.0 million and construction management fees of $0.4 million.

PECO was also reimbursed for costs and expenses incurred by PECO, including legal, travel, and other out-of-pocket expenses, that were directly related to the management of specific properties of the Managed Funds. For the year ended December 31, 2017, PECO received other fees and reimbursements of $0.6 million.

PE-NTR Fees and Expenditure Reimbursements—PECO entered into the amended advisory agreement (the “PE-NTR Agreement”) with Phillips Edison NTR LLC (“PE-NTR”) in December 2014. Certain of PECO’s officers, Messrs. Edison, Addy, Murphy, and Myers served as officers of PE-NTR. PECO’s former property manager, Phillips Edison & Company, Ltd., was wholly owned by PELP, and Messrs. Edison, Murphy, and Myers held key positions at PECO’s property manager. On October 4, 2017, PECO completed the PELP transaction. Upon closing of the PELP transaction, the PE-NTR Agreement was terminated. As a result, PECO will no longer pay the fees listed below and had no outstanding unpaid amounts related to those fees as of December 31, 2017.

Pursuant to the PE-NTR Agreement, PE-NTR was entitled to specified fees for certain services, including managing PECO’s day-to-day activities and implementing PECO’s investment strategy. Reimbursable expenses under the PE-NTR Agreement were also reimbursed to PE-NTR.

PECO paid PE-NTR under the PE-NTR Agreement an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee was up to 1% of the cost of investments acquired or originated by PECO, including acquisition or origination expenses and any debt attributable to such investments. PECO incurred acquisition fees, which were paid to PE-NTR and its affiliates, of approximately $1.3 million for the year ended December 31, 2017.

In addition to acquisition fees, PECO reimbursed PE-NTR under the PE-NTR Agreement for customary acquisition expenses, whether or not PECO ultimately acquired an asset. For the year ended December 31, 2017, PECO incurred acquisition expenses reimbursable to PE-NTR of approximately $0.6 million.

Pursuant to the second amended and restated agreement of limited partnership of PECO OP, as amended, PECO OP issued performance-based restricted units designated as “Class B units” to PE-NTR as partial compensation for asset management services. PECO OP issued approximately 291,000 Class B units to PE-NTR for the asset management services performed during 2017. In connection with the PELP transaction, Class B units were no longer issued for asset management services subsequent to September 2017. Upon closing of the PELP transaction, all outstanding Class B units vested and were converted to OP units.

PECO incurred cash asset management fees, which were paid to PE-NTR, of approximately $12.6 million for the year ended December 31, 2017.

Property Manager Fees and Expenditure Reimbursements—All of PECO’s real properties were managed and leased by a property manager. The property manager also managed real properties acquired by PE REIT II, PE REIT III, and other related parties. Upon closing of the PELP transaction on October 4, 2017, PECO’s relationship with the property manager was acquired. As a result, PECO will no longer pay the fees listed below and had no outstanding unpaid amounts related to those fees as of December 31, 2017.

PECO paid the property manager monthly property management fees equal to 4% of the annualized gross revenues of the properties it managed. In addition to the property management fee, if the property manager provided leasing services with respect to a property, PECO paid the property manager leasing fees in an amount equal to the usual and customary leasing fees charged by unaffiliated persons rendering comparable services based on national market rates. PECO paid a leasing fee to the property manager in connection with a tenant’s exercise of an option to extend an existing lease, and the leasing fees payable to the property manager may have been increased by up to 50% in the event that the property manager engaged a co-broker to lease a particular vacancy. PECO reimbursed the costs and expenses incurred by the property manager on PECO’s behalf, including legal, travel, and other out-of-pocket expenses that were directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If PECO engaged the property manager to provide construction management services with respect to a particular property, PECO paid a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

PECO’s property manager hired, directed, and established policies for employees who had direct responsibility for the operations of each real property it managed, which may have included, but was not limited to, on-site managers and building and maintenance personnel. Certain employees of the property manager may have been employed on a part-time basis and may also have been employed by PE-NTR or certain of its affiliates. The property manager also directed the purchase of equipment and supplies and supervised all maintenance activity.

For the year ended December 31, 2017, PECO incurred property management fees of approximately $8.4 million, leasing fees of approximately $6.7 million, and construction management fees of approximately $1.4 million due to the property manager. Additionally, the property manager incurred approximately $6.2 million of costs and expenses on PECO’s behalf for which the property manager was entitled to reimbursement during the year ended December 31, 2017. Of these costs and expenses,

$0.4 million was attributable to travel-related expenses for business purposes on aircraft owned by a company in which Mr. Edison has a 50% ownership interest. The aircraft was utilized to provide timely and cost-effective travel alternatives in connection with company-related business activities at market rates.

Nomination of Directors

General

PECO does not have a standing nominating committee. However, the PECO Conflicts Committee is responsible for identifying and nominating replacements for vacancies among PECO’s independent director positions. The PECO Board believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with PECO. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, the PECO Board has determined that the creation of a standing nominating committee is not necessary. Nominations for replacements for vacancies among non-independent director positions are considered and made by the full PECO Board. PECO does not have a charter that governs the director nomination process.

Board Membership Criteria

The PECO Board annually reviews the appropriate experience, skills, and characteristics required of directors in the context of the then-current membership of the PECO Board. This assessment includes, in the context of the perceived needs of the PECO Board at that time, issues of knowledge, experience, judgment, and skills such as an understanding of commercial real estate, capital markets, business leadership, accounting and financial management. No one person is likely to possess deep experience in all of these areas. Therefore, the PECO Board has sought a diverse board of directors whose members collectively possess these skills and experiences. Other considerations include the candidate’s independence from PECO and its affiliates and the ability of the candidate to participate in board meetings regularly and to devote an appropriate amount of effort in preparation for those meetings. It also is expected that independent directors nominated by the PECO Board shall be individuals who possess a reputation and hold (or have held) positions or affiliations befitting a director of a large publicly held company and are (or have been) actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional, or academic community. As detailed in the director biographies below, the PECO Board believes that the slate of directors recommended for election at the PECO annual meeting possesses these diverse skills and experiences.

Selection of Directors

The PECO Board is responsible for selecting its own nominees and recommending them for election by the PECO stockholders. Pursuant to PECO’s Corporate Governance Guidelines, however, the independent directors must nominate replacements for any vacancies among the independent director positions. All director nominees then stand for election by the PECO stockholders annually.

In order for PECO stockholder nominees to be considered for nomination by the PECO Board, recommendations made by PECO stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. See “Stockholder Proposals” on page 195. In evaluating the persons recommended as potential directors, the PECO Board will consider each candidate without regard to the source of the recommendation and take into account those factors that the PECO Board determines are relevant. PECO stockholders may directly nominate potential directors (without the recommendation of the PECO Board) by satisfying the procedural requirements for such nomination as provided in Section 2.12 of PECO’s bylaws.

Stockholder Communications with the PECO Board

PECO has established several means for PECO stockholders to communicate concerns to the PECO Board. If the concern relates to PECO’s financial statements, accounting practices, or internal controls, PECO stockholders should submit the concern in writing to Leslie T. Chao, the Chair of the PECO Audit Committee, in care of PECO’s Secretary at PECO’s headquarters address at 11501 Northlake Drive, Cincinnati, Ohio 45249. If the concern relates to PECO’s governance practices, business ethics, or corporate conduct, PECO stockholders should submit the concern in writing to Paul J. Massey, Jr., the Chair of the PECO Conflicts Committee, in care of PECO’s Secretary at PECO’s headquarters address at 11501 Northlake Drive, Cincinnati, Ohio 45249. If uncertain as to which category a concern relates, a stockholder may communicate the concern to any one of the independent directors in care of PECO’s Secretary.

PECO stockholders also may communicate concerns with PECO’s directors at PECO’s annual meetings. PECO expects all of its directors to be present at the PECO annual meeting. All of PECO’s directors were present at PECO’s 2017 annual meeting.

Leadership Structure of the PECO Board and Role in Risk Oversight

Chief Executive Officer and Chairman of the PECO Board Positions

Mr. Edison serves as both Chief Executive Officer and as Chairman of the PECO Board. As Chief Executive Officer, Mr. Edison manages PECO’s business under the direction of the PECO Board and implements PECO’s policies as determined by the PECO Board. As Chairman of the PECO Board, Mr. Edison presides over the PECO Board and stockholder meetings, represents PECO at public events and oversees the setting of the agenda for those meetings and the dissemination of information about PECO to the PECO Board. The PECO Board believes that it is appropriate for PECO that one person serve in both capacities. Mr. Edison, along with Michael C. Phillips, founded PECO and devotes a substantial amount of his time to PECO’s management. With his greater knowledge of PECO’s day-to-day operations, the PECO Board believes that Mr. Edison is in the best position to oversee the setting of the agenda for the meetings of the PECO Board and the dissemination of information about PECO to the PECO Board. The PECO Board believes that Mr. Edison is best suited to preside over PECO stockholder meetings and that his representation of PECO at public events is good for PECO’s growth.

Some commentators regarding board leadership advocate separating the role of Chairman of the Board of Directors and Chief Executive Officer, maintaining that such separation creates a system of checks and balances to prevent one person from having too much power. The PECO Board believes that this issue is less of a concern for PECO than many others. The PECO Board has four independent directors out of a five-member board of directors. Those four directors constitute the PECO Conflicts Committee and PECO Audit Committee.

Risk Oversight

Prior to the closing of the PELP transaction, PECO’s executive officers and its external managers, and following the closing of the PELP transaction, PECO’s executive officers, in each case, were responsible for the day-to-day management of risks faced by PECO, while the PECO Board has an active role in the oversight of the management of such risks. The entire PECO Board is actively involved in overseeing risk management for PECO through (i) its approval of all property acquisitions and the incurrence and assumption of debt; (ii) its oversight of PECO’s executive officers and its affiliates; (iii) its review and approval of all transactions with affiliated parties; (iv) its review and discussion of regular periodic reports to the PECO Board and its committees, including management reports on property operating data, compliance with debt covenants, actual and projected financial results, compliance with requirements set forth in PECO’s charter and Corporate Governance Guidelines, and various other matters relating to PECO’s business; and (v) regular periodic reports from PECO’s independent public accounting firm to the PECO Audit Committee regarding various areas of potential risk, including, among others, those relating to PECO’s qualification as a REIT for tax purposes.

Executive Officers and Directors

PECO has provided below certain information about PECO’s executive officers and directors. All of PECO’s directors have terms expiring on the date of the PECO annual meeting, and all of PECO’s directors have been nominated to be re-elected to serve until PECO’s 2019 annual meeting and until their successors are elected and qualified.

Name	Position(s)	Age	Year First Became a Director
Jeffrey S. Edison	Chairman of the Board of Directors and Chief Executive Officer	58	2009
Leslie T. Chao	Independent Director	61	2010
Paul J. Massey, Jr.	Independent Director	58	2010
Stephen R. Quazzo	Independent Director	58	2013
Gregory S. Wood	Independent Director	59	2016
Devin I. Murphy	Chief Financial Officer, Treasurer and Secretary	58	N/A
Robert F. Myers	Chief Operating Officer	45	N/A
R. Mark Addy	Executive Vice President	56	N/A

Directors

Jeffrey S. Edison, 58 (Chairman of the PECO Board and Chief Executive Officer of PECO). Mr. Edison has served as Chairman or Co-Chairman of the PECO Board and as PECO’s Chief Executive Officer since December 2009. Mr. Edison has served as Chairman of the Board and Chief Executive Officer of PE REIT II since August 2013 and as the chairman of the Board and the Chief Executive Officer of PE REIT III since April 2016. Mr. Edison co-founded PELP and has served as a principal of Phillips Edison since 1995. Before founding Phillips Edison, Mr. Edison was a senior vice president from 1993 until 1995 and was a vice president from 1991 until 1993 at Nations Bank’s South Charles Realty Corporation. From 1987 until 1990, Mr. Edison was employed by Morgan Stanley Realty Incorporated and was employed by The Taubman Company from 1984 to 1987. Mr. Edison holds a master’s degree in business administration from Harvard Business School and a bachelor’s degree in mathematics and economics from Colgate University.

Among the factors that led to the PECO Board’s recommendation that Mr. Edison serve as a director of PECO are Mr. Edison’s leadership skills, integrity, judgment, knowledge of PECO, his experience as a director and Chief Executive Officer of PECO, PE REIT II and PE REIT III, and his commercial real estate expertise.

Leslie T. Chao, 61 (Independent Director). Mr. Chao has been a director of PECO since July 2010, and has served as lead independent director since November 2017. Mr. Chao co-founded and, since February 2012, has served as Chairman and Chief Executive Officer of Value Retail (Suzhou) Co., Ltd., a developer of outlet centers in China. Mr. Chao retired as Chief Executive Officer of Chelsea Property Group (“Chelsea”), a subsidiary of Simon Property Group, Inc. (“Simon”) (NYSE: SPG), in 2008. Previously he served in various senior capacities at Chelsea, including President and Chief Financial Officer, from 1987 through its initial public offering in 1993 (NYSE: CPG) and acquisition by Simon in 2004. Chelsea was the world’s largest developer, owner and manager of premium outlet centers, with operations in the United States, Japan, Korea and Mexico. Prior to Chelsea, Mr. Chao was a vice president in the treasury group of Manufacturers Hanover Corporation, a New York bank holding company now part of JPMorgan Chase & Co., where he was employed from 1978 to 1987. Since January 2009, he has served as a non-executive director of Value Retail PLC, a leading developer of outlet centers in Europe, and from 2005 to October 2008 he served as an independent director of The Link REIT, the first and largest public REIT in Hong Kong. He received an AB from Dartmouth College in 1978 and an MBA from Columbia Business School in 1986.

Among the factors that led to the PECO Board’s recommendation that Mr. Chao serve as a director of PECO are Mr. Chao’s integrity, judgment, leadership skills, extensive domestic and international commercial real estate expertise, accounting and financial management expertise, public company director experience, and independence from management and PECO’s sponsor and its affiliates.

Paul J. Massey, Jr., 58 (Independent Director). Mr. Massey has been a director of PECO since July 2010. Mr. Massey also served as a director of PE REIT II from July 2014 to August 2017. Mr. Massey began his career in 1983 at Coldwell Banker Commercial Real Estate Services in Midtown Manhattan, first as the head of the market research department, and next as an investment sales broker. Together with partner Robert A. Knakal, whom he met at Coldwell Banker, he then founded Massey Knakal Realty Services, which became New York City’s largest investment property sales brokerage firm, of which Mr. Massey served as Chief Executive Officer. With 250 sales professionals serving more than 200,000 property owners, Massey Knakal Realty Services was ranked as New York City’s #1 property sales company in transaction volume by the CoStar Group, a national, independent real estate analytics provider. With more than $4.0 billion in annual sales, Massey Knakal was also ranked as one of the nation’s largest privately owned real estate brokerage firms. On December 31, 2014, Massey Knakal was sold to global commercial real estate firm Cushman & Wakefield, Inc., for which Mr. Massey served as President - New York Investment Sales through April 2018. In July 2018, Mr. Massey founded B6 Real Estate Advisors, a real estate brokerage firm in New York City, and currently serves as its Chief Executive Officer. In 2007, Mr. Massey was the recipient of the Real Estate Board of New York’s (“REBNY”) prestigious Louis B. Smadbeck Broker Recognition Award. Mr. Massey also serves as Chair for REBNY’s Ethics and Business Practice Subcommittee, is a director on the Commercial Board of Directors of REBNY, is an active member of the Board of Trustees for the Lower East Side Tenement Museum and serves as a chair or member of numerous other committees. Mr. Massey graduated from Colgate University with a Bachelor of Arts degree in economics.

Among the factors that led to the PECO Board’s recommendation that Mr. Massey serve as a director of PECO are Mr. Massey’s integrity, judgment, leadership skills, extensive commercial real estate expertise, and independence from management and PECO’s sponsor and its affiliates.

Stephen R. Quazzo, 58 (Independent Director). Mr. Quazzo has been a director of PECO since November 2013. Mr. Quazzo is co-founder and Chief Executive Officer of Pearlmark Real Estate, L.L.C. From 1991 to 1996, Mr. Quazzo served as President of Equity Institutional Investors, Inc., a subsidiary of investor Sam Zell’s private holding company, Equity Group Investments, Inc. Mr. Quazzo was responsible for raising equity capital and performing various portfolio management services in connection with the firm’s real estate investments, including institutional opportunity funds and public REITs. Prior to joining the Zell organization, Mr. Quazzo was in the Real Estate Department of Goldman, Sachs & Co., where he was a vice president responsible for the firm’s real estate investment banking activities in the Midwest. Mr. Quazzo holds undergraduate and MBA degrees from Harvard University, where he serves as a member of the Board of Dean’s Advisors for the business school. He is a Trustee of the Urban Land Institute (ULI), Trustee and immediate past Chair of the ULI Foundation, a member of the Pension

Real Estate Association, and a licensed real estate broker in Illinois. In addition, Mr. Quazzo serves as a director of ILG, Inc. (NASDAQ: ILG) and he also sits on a number of non-profit boards, including: Rush University Medical Center, the Chicago Symphony Orchestra, the Chicago Parks Foundation, Deerfield Academy and City Year Chicago.

Among the factors that led to the PECO Board’s recommendation that Mr. Quazzo serve as a director of PECO are Mr. Quazzo’s integrity, judgment, leadership skills, commercial real estate expertise, investment management expertise, public company director experience, and independence from management and PECO’s sponsor and its affiliates.

Gregory S. Wood, 59 (Independent Director). Mr. Wood has been a director of PECO since April 2016. Mr. Wood has been Executive Vice President and Chief Financial Officer of EnergySolutions, Inc., a leading services provider to the nuclear industry, since June 2012. Prior to that, Mr. Wood held the role of Chief Financial Officer at numerous public and private companies, including Actian Corporation, Silicon Graphics (filed for Chapter 11 bankruptcy protection in 2009 in order to effect the sale of its business to Rackable Systems), Liberate Technologies and InterTrust Technologies. Mr. Wood was a director of Steinway Musical Instruments, Inc. from October 2011 to October 2013, where he also served as Chairman of the Audit Committee. Mr. Wood, a certified public accountant (inactive), received his bachelor of business administration in accounting degree from the University of San Diego and his law degree from the University of San Francisco School of Law.

Among the factors that led to the PECO Board’s recommendation that Mr. Wood serve as a director of PECO are Mr. Wood’s integrity, judgment, leadership skills, accounting and financial management expertise, public company director experience, and independence from management and PECO’s sponsor and its affiliates.

Lead Independent Director—Mr. Chao is an independent director and has served as PECO’s lead independent director since November 2017.

The responsibilities of PECO’s lead independent director include, but are not limited to, the following:

•	meeting at least once every quarter with the Chairman of the PECO Board (if the Chairman of the PECO Board is a management director) and the Chief Executive Officer;
•	presiding at all meetings of the PECO Board at which the Chairman of the PECO Board, if different from the lead independent director, is not present, including executive sessions of the independent directors;
•	serving as liaison between the Chairman of the PECO Board, if different from the lead independent director, and the independent directors;
•	reviewing all information sent to the PECO Board;
•	reviewing all meeting agendas for the PECO Board; and
•	overseeing meeting schedules to assure that there is sufficient time for discussion of all agenda items.

PECO’s lead independent director also has the authority to call meetings of the independent directors. If the Chairman of the PECO Board is an independent director, he or she will serve as the lead independent director. Otherwise, the lead independent director is to be selected by the independent directors at the meeting of the PECO Board scheduled on the day of each annual meeting of the PECO stockholders (or, if no such meeting is held, on the first subsequent regularly scheduled meeting of the PECO Board).

Executive Officers

Devin I. Murphy, 58. Mr. Murphy has served as PECO’s Chief Financial Officer, Treasurer and Secretary since August 2013. He also serves as the Chief Financial Officer, Treasurer and Secretary of PE REIT III since April 2016, and as a principal and Chief Financial Officer of PECO since June 2013. From November 2009 to June 2013, he served as Vice Chairman of Investment Banking at Morgan Stanley. He began his real estate career in 1986 when he joined the real estate group at Morgan Stanley as an associate. Prior to rejoining Morgan Stanley in June 2009, Mr. Murphy was a managing partner of Coventry Real Estate Advisors (“Coventry”), a real estate private equity firm founded in 1998 which sponsors a series of institutional investment funds that acquire and develop retail properties. Prior to joining Coventry in March 2008, from February 2004 until November 2007, Mr. Murphy served as global head of real estate investment banking for Deutsche Bank Securities, Inc. (“Deutsche Bank”). At Deutsche Bank, Mr. Murphy ran a team of over 100 professionals located in eight offices in the United States, Europe and Asia. Prior to joining Deutsche Bank, Mr. Murphy was with Morgan Stanley for 15 years. He held a number of senior positions at Morgan Stanley including co-head of United States real estate investment banking and head of the private capital markets group. Mr. Murphy served on the investment committee of the Morgan Stanley Real Estate Funds from 1994 until his departure in 2004. Mr. Murphy has served as an advisory director for Hawkeye Partners, a real estate private equity firm headquartered in Austin, Texas, since March 2005 and for Trigate Capital, a real estate private equity firm headquartered in Dallas, Texas, since September 2007. Mr. Murphy received a master’s of business administration degree from the University of Michigan and a bachelor of arts degree with honors from the College of William and Mary. He is a member of the Urban Land Institute, the Pension Real Estate Association and the National Association of Real Estate Investment Trusts.

Robert F. Myers, 45. Mr. Myers was appointed Chief Operating Officer of PECO in September 2017. Mr. Myers joined Phillips Edison in 2003 as a senior leasing manager, was promoted to regional leasing manager in 2005 and became Vice President of Leasing in 2006. He was named Senior Vice President of Leasing and Operations in 2009, and Chief Operating Officer in 2010. Before joining Phillips Edison, Mr. Myers spent six years with Equity Investment Group, where he started as a property manager in 1997. He served as director of operations from 1998 to 2000 and as director of lease renegotiations/leasing agent from 2000 to 2003. He received his bachelor’s degree in business administration from Huntington College in 1995.

R. Mark Addy, 56. Mr. Addy has served as PECO’s Executive Vice President since October 2017. Mr. Addy served as Chief Operating Officer for PECO from 2004 to October 2010, and has since led PECO’s non-traded REIT business. Mr. Addy has served as the President or Co-President and Chief Operating Officer of PE REIT II since August 2013, and as the President and Chief Operating Officer of PE REIT III since April 2016. Mr. Addy served as Chief Operating Officer for PECO from 2004 to October 2010. He also served PECO as Senior Vice President from 2002 until 2004, when he became Chief Operating Officer. From 1987 until 2002, Mr. Addy practiced law with Santen & Hughes in the areas of commercial real estate, financing, leasing, mergers and acquisitions and general corporate law. While at Santen & Hughes, he represented PECO from its inception in 1991 to 2002. Mr. Addy received his law degree from the University of Toledo, where he was a member of the Order of the Barristers, and his bachelor’s degree in environmental science and chemistry from Bowling Green State University, where he received the President’s Award for academic achievement and was a member of the Order of the Omega leadership honor society.

Compensation of the Directors of PECO

The following table sets forth information concerning the compensation of PECO’s independent directors for the year ended December 31, 2017:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Leslie T. Chao	73,532	25,000	98,532
Paul J. Massey, Jr.	53,532	25,000	78,532
Stephen R. Quazzo	53,532	25,000	78,532
Gregory S. Wood	52,532	25,000	77,532
(1)	Represents the aggregate grant date fair value of restricted stock awards made to PECO’s directors in 2017, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation—Stock Compensation. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The amounts reported in this column reflect the accounting cost for these restricted stock awards, and do not correspond to the actual economic value that may be received by the director upon vesting of the awards. Assumptions used in the calculation of these amounts are included in Note 12 to PECO’s audited financial statements beginning on page F-34.

As of December 31, 2017, the non-employee members of the PECO Board, mentioned above, each held 4,289 restricted shares of PECO common stock.

Director Compensation Policy—During 2017, PECO did not provide any compensation to Mr. Edison, PECO’s Chief Executive Officer, for his service as a member of the PECO Board. Mr. Edison’s compensation as an executive officer is set forth below under “Executive Compensation-2017 Summary Compensation Table.”

Non-employee director compensation is set by the PECO Board at the recommendation of PECO’s Compensation Committee. In 2017, PECO’s non-employee directors received the following compensation for their service on the PECO Board and committees of the PECO Board:

	Annual Cash Retainer ($)	Annual Equity Retainer ($)
PECO Board	30,000	25,000
PECO Audit Committee Chair	20,000	—
PECO Conflicts Committee Chair	3,000	—

In addition, the non-employee members of the PECO Board received $1,000 per each PECO Board and committee meeting attended and received reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance of meetings of the PECO Board and committees of the PECO Board.

PECO retained FPL Associates L.P. (“FPL”) to assist in assessing its non-employee director compensation program and provide recommendations for changes to the program, if any. Based upon input from FPL and the recommendation of the PECO Compensation Committee, the PECO Board approved the following compensation for the PECO Board for 2018:

Annual Cash Retainer ($)
PECO Board	52,500
Lead PECO Independent Director	10,000
PECO Audit Committee Chair	10,000
PECO Compensation Committee Chair	10,000

In addition, each non-employee member of the PECO Board will receive an equity retainer in the form of restricted shares of PECO common stock with a grant date fair value of $52,500. The equity retainer will vest in full on the first anniversary of the date of grant. This program is intended to provide a total compensation package that enables PECO to attract and retain qualified and experienced individuals to serve as members of the PECO Board and to align PECO’s directors’ interests with those of PECO’s stockholders.

PECO Charter Amendment Proposal

(Proposal 3 on the PECO Proxy Card)

PECO stockholders are being asked to approve a proposal to amend the PECO charter to remove the requirement that, by February 2019, PECO sell all or substantially all of its assets, sell or merge into another entity, list the PECO common stock on a national exchange or enter into another similar transaction that provides liquidity to the PECO stockholders. The PECO Board declared the PECO charter amendment to be advisable on July 17, 2018. The full text of the PECO charter amendment is set forth in the form of Articles of Amendment attached as Annex B.

Pursuant to the merger agreement, approval of this proposal is a condition to the closing of the mergers. If the proposal is not approved, the mergers will not be completed. However, approval of the company merger and the other transactions contemplated by the merger agreement is not a condition to the effectiveness of the PECO charter amendment if approved by the affirmative vote of PECO’s stockholders as set forth immediately below.

PECO is requesting that PECO stockholders approve the proposal to amend the PECO charter. Approval of this proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.

Recommendation of the PECO Board

The PECO Board unanimously recommends that PECO stockholders vote FOR the proposal to approve the PECO charter amendment.

Advisory Vote to Approve Executive Compensation

(Proposal 4 on the PECO Proxy Card)

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, PECO stockholders have the opportunity to cast an advisory vote to approve the compensation of PECO’s named executive officers as disclosed pursuant to the SEC’s compensation disclosure rules, including the compensation discussion and analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables (a “say-on-pay proposal”), which are set forth below.

The key objectives of PECO’s executive compensation program are to (i) attract, motivate, reward and retain superior executive officers with the skills necessary to successfully lead and manage its business; (ii) achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives; and (iii) incentivize its executive officers to build value and achieve financial objectives designed to increase the value of the business through short-term and long-term incentive compensation programs. For PECO’s executive officers, these short-term and long-term incentives are designed to accomplish these objectives by providing a significant correlation between PECO’s financial results and their actual total compensation.

Accordingly, PECO is requesting that PECO stockholders approve the following resolution at the PECO annual meeting:

“RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers, as disclosed in the joint proxy statement/prospectus for the annual meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion, and other related disclosure.”

Approval of this proposal requires the affirmative vote of a majority of all of the votes cast at the annual meeting on the proposal.

As an advisory vote, this proposal is not binding on PECO, the PECO Board, or the PECO Compensation Committee. However, the PECO Compensation Committee and the PECO Board value the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

Recommendation of the PECO Board

The PECO Board unanimously recommends that PECO stockholders vote FOR the say-on-pay proposal.

Messrs. Edison, Addy, Murphy, and Myers are PECO’s named executive officers.

Equity Compensation Plan Information

The following table provides information as of December 31, 2017, regarding shares of PECO common stock that may be issued under PECO’s equity compensation plans, consisting of PECO’s Amended and Restated 2010 Long-Term Incentive Plan (the “2010 PECO LTIP Plan”) and PECO’s Amended and Restated 2010 Independent Director Stock Plan (the “2010 PECO Director Plan”):

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants, and, Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and, Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)(2)
Equity compensation plans approved by security holders	17,157	—	9,182,843
Equity compensation plans not approved by security holders	—	—	—
Total / Weighted Average	17,157	—	9,182,843
(1)	Excludes number of securities to be issued upon exercise of outstanding options, warrants, and rights.
(2)	As of December 31, 2017, there were 9,000,000 shares of PECO common stock available for grants under the 2010 PECO LTIP Plan and 200,000 shares of PECO common stock available for grants under the 2010 PECO Director Plan.

Compensation Discussion and Analysis

Overview—This Compensation Discussion and Analysis describes PECO’s executive compensation program as it relates to the following “named executive officers.”

•	Jeffrey S. Edison, PECO’s Chairman of the Board and Chief Executive Officer;
•	R. Mark Addy, PECO’s Executive Vice President;

•	Devin I. Murphy, PECO’s Chief Financial Officer, Treasurer and Secretary; and
•	Robert F. Myers, PECO’s Chief Operating Officer.

The following discussion should be read together with the compensation tables and related disclosures set forth below.

Executive Summary—In October 2017, upon the closing of the PELP transaction, PECO acquired certain real estate assets, the third-party asset management business and certain other assets of PELP, PECO’s former sponsor and external advisor. As a result of the PELP transaction, PECO is now an internally-managed, non-traded grocery-anchored shopping center REIT with a total enterprise value, as of June 30, 2018, of approximately $4.4 billion. As of June 30, 2018, PECO owned a high-quality, nationally diversified portfolio of 235 grocery-anchored shopping centers comprising approximately 26.3 million square feet in 32 states. Following the PELP transaction, PECO is well positioned to drive sustained growth and create enhanced value for PECO’s stockholders. In addition, in 2017, PECO:

•	Exceeded its 2017 budget and peer companies on key financial metrics, including Same-Center net operating income (“NOI”), modified funds from operations (“MFFO”) and adjusted funds from operations (“AFFO”);
•	Increased net asset value per share by 8% to $11.00 from $10.20; and
•	Achieved dividend to MFFO per share coverage of 101% in the fourth quarter of 2017.

The compensation paid to and earned by PECO’s named executive officers for 2017 was primarily paid by and with respect to their services to PELP. Because of PECO’s change from an externally managed REIT to an internally managed REIT, the Compensation Discussion and Analysis will also discuss the compensation decisions relating to PECO’s named executive officers initiated in 2017 and 2018 intended to maintain management continuity and establish appropriate incentives to build value over time as PECO transitions to an internally managed REIT.

Executive Compensation Objectives and Philosophy—As PECO moves forward as an internally managed, non-traded REIT, the key objectives of PECO’s executive compensation program are (i) to attract, motivate, reward and retain superior executive officers with the skills necessary to successfully lead and manage PECO’s business; (ii) to achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives; and (iii) to incentivize PECO’s executive officers to build value and achieve financial objectives designed to increase the value of PECO’s business through short-term and long-term incentive compensation programs. For PECO’s executive officers, these short-term and long-term incentives are designed to accomplish these objectives by providing a significant correlation between PECO’s financial results and their actual total compensation.

PECO expects to continue to provide its executive officers with a significant portion of their compensation through cash incentive compensation contingent upon the achievement of financial and individual performance metrics as well as through equity compensation. These two elements of executive compensation are aligned with the interests of PECO’s stockholders because the amount of compensation ultimately received will vary with PECO’s financial performance. Equity compensation derives its value from the appreciation of shares of PECO common stock.

Historically, PECO’s executive officers have generally received equity incentive awards in the form of restricted management units (“RMUs”) in PELP. In connection with the PELP transaction, the RMUs granted to PECO’s named executive officers were canceled and exchanged for phantom units in PECO that will be settled in cash. In March 2018, the named executive officers were granted equity incentive awards in the form of restricted stock units (“RSUs”) of PECO or LTIP Units of PECO OP (“LTIP Units”), which are described in more detail under the heading “—Equity Compensation” below.

PECO seeks to apply a consistent philosophy to compensation for all of its executive officers.

Setting Executive Compensation—PECO’s Compensation Committee is responsible for approving the compensation of the Chief Executive Officer and the other named executive officers.

When setting executive compensation, PECO’s Compensation Committee considers PECO’s overall company performance, including its achievement of financial goals, and individual performance. They also consider compensation paid by similarly situated REITs. In addition, PECO’s Compensation Committee continues to consider performance, the changing roles and responsibilities of PECO’s executive officers and the expected future contributions of PECO’s executive officers. PECO’s Compensation Committee believes that understanding competitive market data is an important part of its decision-making process and while this exercise does not perfectly capture all the unique aspects of PECO’s business, typically it provides a solid foundation upon which to base executive compensation decisions.

Role of the Compensation Committee—PECO’s Compensation Committee, which is comprised entirely of independent directors, reviews the compensation packages for PECO’s named executive officers, including an analysis of all elements of compensation separately and in the aggregate. PECO’s Compensation Committee operates under a written charter adopted by the PECO Board, which provides that PECO’s Compensation Committee has overall responsibility for:

•	periodically reviewing and assessing PECO’s processes and procedures for the consideration and determination of executive compensation;
•	reviewing and approving grants and awards under incentive-based compensation plans and equity-based plans; and
•	determining the equity awards and bonus amounts for PECO’s executive officers.

In reviewing and approving these matters, PECO’s Compensation Committee considers such matters as it deems appropriate, including PECO’s financial and operating performance, the alignment of the interests of PECO’s executive officers and PECO’s stockholders and PECO’s ability to attract and retain qualified and committed individuals. In determining appropriate compensation levels for PECO’s Chief Executive Officer, the PECO Compensation Committee meets outside the presence of all PECO executive officers. With respect to the compensation levels of all other executive officers, the PECO Compensation Committee meets outside the presence of all executive officers, other than PECO’s Chief Executive Officer. PECO’s Chief Executive Officer annually reviews the performance of each of the other named executive officers with the PECO Compensation Committee.

Role of Compensation Consultant—In 2017, PECO’s Compensation Committee engaged FPL to provide guidance regarding PECO’s executive compensation program for 2018.

PECO’s Compensation Committee performs an annual assessment of the compensation consultants’ independence to determine whether the consultants are independent. During 2017, FPL did not provide services to PECO other than the services to PECO’s Compensation Committee. PECO’s Compensation Committee has determined that FPL is independent and that its work has not raised any conflicts of interest.

Competitive Positioning and Peer Company Comparisons—In 2017, FPL compared the compensation of PECO’s named executive officers to data in the National Association of Real Estate Investment Trusts (“NAREIT”) survey to assess compensation levels.

The NAREIT survey includes 143 REITs and provides a broad market reference of REITs, including retail REITs, many of which compete with PECO for executive talent. FPL furnished the PECO Compensation Committee with a report that compared PECO’s compensation of certain of PECO’s named executive to the survey data. This report was considered by the PECO Compensation Committee in setting total compensation for 2018.

Although comparisons of compensation paid to PECO’s senior management relative to compensation paid to similarly situated executives in the survey assists the PECO Compensation Committee in determining compensation, the PECO Compensation Committee principally evaluates compensation based on corporate objectives and individual performance.

Compensation Best Practices

WHAT PECO DOES		WHAT PECO DOES NOT DO
▪	A significant portion of PECO’s executive officers’ total compensation opportunity is based on performance (i.e., not guaranteed).	×	PECO does not provide “single-trigger” change in control cash severance payments.
▪	PECO established a formulaic short-term incentive bonus program based on rigorous goals for PECO management.	×	PECO does not guarantee annual salary increases or minimum cash bonuses.
▪
PECO aligns the interests of PECO’s executive officers with PECO’s long-term investors by awarding a significant percentage of their equity compensation in the form of multi-year, performance-based equity awards.
		×	PECO does not provide tax gross-up payments to any of PECO’s executive officers for tax amounts they might pay pursuant to Section 4999 or Section 409A of the Code.
▪	PECO enhances executive officer retention with time-based, multi-year vesting equity incentive awards.	×	PECO does not allow for repricing or buyouts of stock options without prior stockholder approval.
▪	PECO engages an independent compensation consultant to advise the PECO Compensation Committee, which is comprised solely of independent directors.

Elements of Executive Compensation—The primary elements of PECO’s compensation program are:

•	base salary;
•	performance-based cash incentives;

•	long-term equity incentives; and
•	severance and change in control payments and benefits.

Base salary, performance-based cash incentives and long-term equity incentives are the most significant elements of PECO’s executive compensation program and, on an aggregate basis, they are intended to substantially satisfy PECO’s program’s overall objectives. Typically the PECO Compensation Committee has, and will seek to, set each of these elements of compensation at the same time to enable it to simultaneously consider all of the significant elements and their impact on compensation as a whole. Taking this comprehensive view of all compensation components allows the PECO Compensation Committee to also make compensation determinations that reflect the principles of PECO’s compensation philosophy. PECO strives to achieve an appropriate mix between the various elements of PECO’s compensation program to meet PECO’s compensation objectives and philosophy; however, PECO’s Compensation Committee does not apply any rigid allocation formula in setting PECO’s executive compensation, and may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, internal pay equity, the individuals involved, and their responsibilities, experience and performance.

Base Salary—PECO provides base salary to PECO’s named executive officers to compensate them for services rendered on a day-to-day basis. Base salary also provides guaranteed cash compensation to secure the services of PECO’s executive talent. The base salaries of PECO’s named executive officers are primarily established based on the scope of their responsibilities, experience, performance, contributions, and internal pay equity considerations, taking into account comparable company data provided by PECO’s compensation consultant and based upon PECO’s Compensation Committee’s understanding of compensation paid to similarly situated executives, adjusted as necessary to recruit or retain specific individuals. PECO’s Compensation Committee intends to review the base salaries of PECO’s named executive officers annually and may also increase the base salary of a named executive officer at other times if a change in the scope of his responsibilities, such as a promotion, justifies such consideration.

PECO believes that providing a competitive base salary relative to the companies with which PECO competes for executive talent is a necessary element of a compensation program that is designed to attract and retain talented and experienced executives. PECO also believes that attractive base salaries can motivate and reward PECO’s executive officers for their overall performance. Accordingly, the compensation philosophy and approach of PECO’s Compensation Committee is to generally provide base salaries for each of PECO’s executive officers at or near the 50th percentile base salary amount of similarly situated executives at companies in the NAREIT survey. However, the PECO Compensation Committee also considers other factors in setting base salaries, such as the responsibilities of the named executive officer and internal pay equity.

2017 Base Salaries—The annual base salaries for PECO’s named executive officers for the year ended December 31, 2017 were as follows.

Name	2017 Base Salary ($)(1)
Jeffrey S. Edison	412,000
R. Mark Addy	225,000
Devin I. Murphy	412,000
Robert F. Myers	463,500
(1)	These amounts were paid by PELP prior to the closing of the PELP transaction and by PECO following the closing of the PELP transaction.

2018 Base Salaries—Base salaries for PECO’s named executive officers for 2018 are set forth in the table below. As discussed above, 2018 base salaries were set based upon the PECO Compensation Committee’s review of compensation data for similarly situated executives set forth in the NAREIT survey, the scope of the executive officer’s responsibilities and internal pay equity considerations. Messrs. Addy and Myers’ base salaries were each increased by 3% from 2017 levels. Mr. Edison received an increase in his base salary from $412,000 in 2017 to $800,000 in 2018 in order to align his base salary with approximately the 50th percentile of peer group companies in the NAREIT survey, and to compensate Mr. Edison for his greater day-to-day responsibilities as chief executive officer of an internally-managed REIT following the closing of the PELP transaction in October 2017. Mr. Murphy’s base salary was increased from $412,000 to $477,500 in order to incentivize Mr. Murphy’s day-to-day performance and to address considerations regarding internal pay equity.

Name	2018 Base Salary ($)
Jeffrey S. Edison	800,000
R. Mark Addy	231,750
Devin I. Murphy	477,405
Robert F. Myers	477,405

Performance-Based Cash Incentives

2017 Annual Incentives—PECO’s Compensation Committee seeks to establish an appropriate mix of cash payments and equity awards to meet PECO’s short-term and long-term goals and objectives. Cash bonuses for 2017 performance were approved by the PECO Compensation Committee in the first quarter of 2018 and the amounts of the cash bonuses reflect the PECO Compensation Committee’s qualitative assessment of PECO’s and individual performance for 2017. In addition, the PECO Compensation Committee took into account the recommendations of the Chief Executive Officer for the other named executive officers. In determining the cash bonuses payable to the named executive officers for 2017, the PECO Compensation Committee considered the following:

•	The successful completion of the PELP transaction in October 2017 and the significant efforts of the named executive officers in connection with that transaction;
•	PECO exceeded budget and peer companies on key financial metrics for 2017, including Same-Center NOI, MFFO/share and AFFO/share;
•	PECO increased net asset value per share by 8% to $11.00 from $10.20; and
•	PECO achieved dividend to MFFO/share per share coverage of 101% in the fourth quarter of 2017.

The cash bonuses paid to the named executive officers for 2017 performance are set forth in the “Bonus” column of the “2017 Summary Compensation Table” below.

2018 Annual Incentive Program—For 2018, the PECO Compensation Committee, in consultation with FPL, approved the 2018 annual incentive program of PECO. For each of the named executive officers other than Mr. Addy, 80% of the 2018 annual cash incentive will be based upon achievement of a specified AFFO/share target and 20% of the annual cash incentive award will be based upon individual performance metrics. For Mr. Addy, 90% of his annual cash incentive will be based upon individual performance metrics and 10% will be based upon the specified AFFO/share target. The following table shows the target performance-based incentive award opportunity for each named executive officer for 2018:

Name	2018 Target Award Opportunity ($)
Jeffrey S. Edison	1,000,000
R. Mark Addy	800,000
Devin I. Murphy	477,405
Robert F. Myers	477,405

For the portion of the 2018 annual incentive award tied to AFFO/share, the named executive officers could receive from 0% up to 150% of the target award. If the AFFO/share target is achieved at the threshold level, the named executive officers will receive 50% of target for the portion of the award tied to AFFO/share, if the AFFO/share target is achieved at the target level, the named executive officers will receive 100% of the target award tied to AFFO/share and, if the AFFO/share target is achieved at the maximum level, the named executive officers will receive 150% of the target award tied to AFFO/share, with linear interpolation for AFFO/share between threshold and target and target and maximum levels. The named executive officers may not receive more than 150% of their target annual incentive bonus.

Equity Compensation—The PECO Compensation Committee believes that a substantial portion of each named executive officer’s annual compensation should be in the form of long-term equity incentive awards. Long-term equity incentive awards encourage PECO management to create stockholder value over the long term, because the value of the equity awards is directly attributable to changes in the value of PECO common stock over time. In addition, long-term equity incentive awards are an effective tool for management retention because full vesting of the awards generally requires continued employment for multiple years. Historically, long-term equity incentive awards were generally granted in the form of RMUs of PELP. Going forward, long-term equity awards will be in the form of RSUs or LTIP Units and will be comprised of 50% performance-based awards and 50% time-based awards as further described below under the heading “—2018 Equity Awards.”

2017 PELP Equity Awards—For 2017, the named executive officers were awarded RMUs of PELP, which were canceled and converted into phantom units of PECO on a three-for-one basis upon the closing of the PELP transaction. The phantom units are tied to the value of shares of PECO common stock but are settled in cash upon vesting. The outstanding phantom units held by the named executive officers as of December 31, 2017 are set forth in the “—Outstanding Equity Awards at 2017 Fiscal Year End Table” below.

2018 Equity Awards—In February 2018, the PECO Compensation Committee approved the Long-Term Incentive Program (the “LTIP Program”), a multi-year long-term incentive program. The purpose of the LTIP Program is to further align the interests of PECO’s stockholders with that of PECO management by encouraging PECO’s named executive officers to remain employed by PECO for the long term and to create stockholder value in a “pay for performance” structure. Pursuant to the LTIP Program, the named executive officers will be granted equity incentive awards in the form of RSUs or LTIP Units, 50% of which vest in equal annual installments over a four-year period, subject to the named executive officer’s continued employment through the relevant vesting date, and 50% (at target levels) of which vest based on the achievement of specified performance metrics over a three-year period.

New Long-Term Incentive Plan

Year 1	Year 2	Year 3	Year 4
Performance Period			Vesting
Time-Based Vesting

Because 2018 represents a transition year for PECO as PECO evolves from PECO’s pre-PELP transaction compensation structure to PECO’s post-PELP transaction compensation structure, equity awards granted to PECO’s named executive officers in 2018 are comprised of awards subject to time-based vesting over four years, which represent the final grants made under PECO’s prior long-term incentive program and relate to performance in 2017, and the first tranche of performance-based awards under the LTIP Program. As previously discussed, for future years, PECO intends to grant PECO’s named executive officers equity incentive awards pursuant to the terms of the LTIP Program as described above. In March 2018, the named executive officers were granted equity awards with the grant date fair values set forth below.

Name	Grant Date Fair Value of Time-Based Equity Awards ($)	Grant Date Fair Value of Performance-Based Equity Awards ($)
Jeffrey S. Edison	3,029,690	1,950,690
R. Mark Addy	200,000	206,000
Devin I. Murphy	937,300	875,243
Robert F. Myers	849,750	875,243

For the performance-based equity awards, there are two separate, equally-weighted metrics: (i) three-year average Same-Center NOI growth measured against a peer group of nine public retail REITs and (ii) three-year core funds from operations (“Core FFO”) per share growth measured against the same peer group of public retail REITs. At the end of the three-year performance period, 50% of the award earned based on achievement of the performance metrics vests and the remaining 50% of the earned award vests on the one-year anniversary of such date. The threshold, target and maximum levels for the performance-based equity awards are as follows:

Metric	Threshold (0.25x Payout)	Target (0.5x Payout)	Maximum (1.0x Payout)
Three-Year Average Same-Center NOI Growth	25th Percentile	50th Percentile	75th Percentile
	of Peer Group	of Peer Group	of Peer Group
Three-Year Core FFO per Share Growth	25th Percentile	50th Percentile	75th Percentile
	of Peer Group	of Peer Group	of Peer Group

The number of performance-based RSUs and LTIP Units granted, and the corresponding grant date fair value set forth above, is based on the maximum number of performance-based RSUs and LTIP Units that may be earned and an assumed rate of dividends or distributions in respect of the RSUs and LTIP Units. In no event may the named executive officers earn more than 100% of the RSUs or LTIP Units granted. In addition, a net asset value (“NAV”) modifier shall be applied to the LTIP Awards if the growth in PECO’s NAV per share for the performance period is negative. Specifically, to the extent above target performance is achieved at the end of the performance period because PECO’s three-year average Same-Center NOI growth and/or three-year average Core FFO growth for the performance period exceeds the 50th percentile of PECO’s peer group, yet PECO’s NAV per share growth for that same performance period is negative, the amount of earned awards will be capped at the target amount. The remaining amount of awards (the difference between those that would have otherwise been earned based on actual performance and the capped amount at target level) may become earned and thereafter vested if PECO’s NAV per share growth becomes positive at any point of time measured from the beginning of the performance period through up to five years following the completion of the performance period; otherwise, such shares shall be forfeited.

Employee Benefits—PECO believes that establishing competitive benefit packages for PECO’s employees is an important factor in attracting and retaining highly qualified personnel. PECO’s executive officers are eligible to participate in all of PECO’s employee benefit plans, in each case on the same basis as other employees. PECO also provides contribution under PECO’s 401(k) savings plan to employees generally, including PECO’s named executive officers, up to the IRS limitations for contribution.

Perquisites and Other Personal Benefits—PECO’s executive officers are eligible to participate in PECO’s excess liability insurance plan, an umbrella policy available to employees at the senior vice president level and above and in 2017 received a tax-gross up on the amount that PECO paid for premiums for the excess benefit plan. In addition, certain of PECO’s named executive officers are eligible for tax and accounting services from PECO’s internal tax department.

Severance and Change in Control Arrangements—PECO has adopted an Executive Change in Control Severance Plan (the “PECO Severance Plan”) that provides for specified payments and benefits in connection with a termination of employment by us not for Cause or Disability or a resignation by the named executive officer for Good Reason (as each such term is defined in the PECO Severance Plan). PECO’s goal in providing these severance and change in control payments and benefits is to offer sufficient cash continuity protection such that PECO’s named executive officers will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. PECO prefers to have certainty regarding the potential severance amounts payable to the named executive officers, rather than negotiating severance at the time that a named executive officer’s employment terminates. PECO has also determined that accelerated vesting provisions with respect to outstanding equity awards in connection with a qualifying termination of employment are appropriate because they encourage PECO’s named executive officers to stay focused on the business in those circumstances rather than focusing on the potential implications for them personally. In order to receive the severance payments and benefits under the PECO Severance Plan, the named executive officers must execute a general release of claims and comply with non-competition and non-solicitation provisions that apply for 24 months following termination of employment and confidentiality provisions that apply during and following termination of employment.

For a description of the Severance Plan see “—Employment Arrangements” and “—Potential Payments upon Termination or Change in Control” below.

Tax and Accounting Considerations—PECO has not provided or agreed to provide any of PECO’s executive officers or directors with a gross-up or other reimbursement for tax amounts they might pay pursuant to Section 4999 or Section 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of PECO that exceed certain limits, and that PECO or its successor could lose a deduction on the amounts subject to the additional taxes. Section 409A also imposes additional significant taxes on the individual in the event that an employee, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.

The financial reporting and income tax consequences to PECO of the compensation components for executive officers are considered by the PECO Compensation Committee in analyzing the level and mix of compensation. Section 162(m) of the Code prohibits publicly traded companies from taking a tax deduction for compensation in excess of $1 million paid to the chief executive officer or certain of its other most highly compensated executive officers who are “covered employees” under Section 162(m). In 2017, certain “performance-based compensation” was eligible for an exception to this $1 million cap. Beginning in 2018, recently-enacted tax legislation (i) expands the scope of Section 162(m) such that all named executive officers are “covered employees” and anyone who was a named executive officer in any year after 2016 will remain a covered employees for as long as he or she (or his or her beneficiaries) receive compensation from PECO and (ii) eliminated the exception to the deduction limit for performance-based compensation. The PECO Compensation Committee believes that stockholder interests are best served if the PECO Compensation Committee retains maximum flexibility in designing executive compensation programs that meet stated business objectives. Accordingly, the PECO Compensation Committee continues to evaluate the deductibility of executive compensation, while retaining the discretion it deems necessary to compensate PECO’s executive officers as the PECO Compensation Committee determines appropriate. However, because of PECO’s status as a REIT, the tax law changes under Section 162(m) may be of limited impact to PECO.

2017 PECO Summary Compensation Table

The following table provides information regarding the compensation paid, earned, and received with respect to services to PECO by each of its named executive officers in 2017

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	All Other Compensation ($)		Total ($)
Jeffrey S. Edison	2017	412,000	309,000	37,254	(3)	758,254
Chairman of the Board and Chief Executive Officer
R. Mark Addy	2017	225,000	999,862	170,695	(4)	1,395,557
Executive Vice President
Devin I. Murphy	2017	412,000	520,150	12,660	(5)	944,810
Chief Financial Officer
Robert F. Myers	2017	463,500	556,200	11,501	(6)	1,031,201
Chief Operating Officer
(1)	These amounts were paid by PELP prior to the closing of the PELP transaction and by PECO following the closing of the PELP transaction.
(2)	The amounts reported in this column represent discretionary bonuses for performance in 2017 and were paid throughout 2017 and in the first quarter of 2018.
(3)	The amount reported represents a PECO contribution to the 401(k) plan of $8,100, tax and accounting services provided by PECO’s internal tax and accounting departments in the amount of $24,730, and Company paid premiums for excess liability insurance of $3,343 under an umbrella policy available to employees at the senior vice president level and above and a related tax gross-up of $1,081.
(4)	The amount reported represents a PECO contribution to the 401(k) plan of $8,100, distributions on Class B units of PECO OP in the amount of $160,916, and PECO paid premiums for excess liability insurance of $1,283 under an umbrella policy available to employees at the senior vice president level and above and a related tax gross-up of $396.
(5)	The amount reported represents a PECO contribution to the 401(k) plan of $8,100, tax and accounting services provided by PECO’s internal tax and accounting departments in the amount of $1,000, and PECO paid premiums for excess liability insurance of $2,599 under an umbrella policy available to employees at the senior vice president level and above and a related tax gross-up of $961.
(6)	The amount reported represents a PECO contribution to the 401(k) plan of $8,100 and PECO paid premiums for excess liability insurance of $2,599 under an umbrella policy available to employees at the senior vice president level and above and a related tax gross-up of $802.

2017 PECO Grants of Plan-Based Awards Table

PECO did not make any grants of plan-based awards to PECO’s named executive officers for their services to PECO in 2017.

Outstanding PECO Equity Awards at 2017 Fiscal Year End Table

The following table sets forth certain information regarding outstanding equity awards granted to PECO’s named executive officers that remain outstanding as of December 31, 2017. Except as otherwise noted in the footnotes to the table, the awards reported in the table below were granted as RMUs in PELP and were exchanged to phantom units in PECO upon the closing of the PELP transaction as described above under the heading “—Compensation Discussion & Analysis—Equity Compensation.”

		Stock Awards
Name	Grant Date(1)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Jeffrey S. Edison	1/1/2017	297,000		3,267,000
	1/1/2016	224,550		2,470,050
R. Mark Addy	1/1/2017	5,454		59,994
	1/1/2016	4,500		49,500
	2/27/2015	6,384	(3)	70,224
	4/14/2014	6,384	(4)	70,224
	1/1/2013	6,384	(5)	70,224
Devin I. Murphy	1/1/2017	109,200		1,201,200
	1/1/2016	85,500		940,500
	2/27/2015	121,278	(3)	1,334,058
	4/14/2014	121,278	(4)	1,334,058
Robert F. Myers	12/31/2016	81,675		898,425
	12/31/2015	62,430		686,730
	2/27/2015	101,682	(6)	1,118,502
	2/27/2015	16,947	(7)	186,417
	4/14/2014	101,682	(7)	1,118,502
(1)	Represents the date on which the original grant of RMUs of PELP was approved. Except as otherwise noted, all phantom units vest over four years from the grant date, with 25% of the phantom units vesting on each of the first four anniversaries of the grant date. The phantom units are settled in cash upon vesting.

(2)	Based on a price per share of PECO common stock of $11.00 as of December 31, 2017.
(3)	This award vests in full on January 1, 2020.
(4)	This award vests in full on January 1, 2019.
(5)	This award vests in full on January 1, 2018.
(6)	This award vests in full on December 31, 2019.
(7)	This award vests in full on December 31, 2018.

2017 PECO Option Exercises and Stock Vested Table

None of PECO’s named executive officers held or exercised any stock options during the year ended December 31, 2017. The following table shows the number of phantom units that vested and the value realized on vesting by each of PECO’s named executive officers during the year ended December 31, 2017.

	Stock Awards
Name	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jeffrey S. Edison	74,850	686,125
R. Mark Addy	8,022	73,535
Devin I. Murphy	28,500	261,250
Robert F. Myers	155,421	1,709,631
(1)	The value realized upon the vesting of phantom units is determined by multiplying the number of units that vested by the value of PECO common stock on the date of vesting.

Pension Benefits

None of PECO’s named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of PECO’s named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by PECO.

Employment Arrangements with PECO’s Named Executive Officers

Executive Change in Control Severance Plan—In October 2017, PECO adopted the PECO Severance Plan. Pursuant to the terms of the PECO Severance Plan, in the event that a named executive officer’s employment is terminated by PECO or its affiliates not for Cause or Disability (each as defined in the PECO Severance Plan) or the named executive officer resigns for Good Reason (as defined in the PECO Severance Plan), then the named executive officer will be entitled to (i) a lump sum payment equal to the product of (a) 1.5 (or two in the case of Mr. Edison) and (b) the sum of (1) the named executive officer’s base salary and (2) the named executive officer’s average annual cash performance bonus for the most recent three fiscal years (or such shorter period that the named executive officer was eligible to receive an annual cash performance bonus), (ii) if the named executive officer elects to receive group health insurance under COBRA following the termination date, PECO will provide such coverage for 18 months (or 24 months in the case of Mr. Edison) following termination, provided that the named executive officer continues to pay the same amount of the monthly premium as in effect for PECO’s other executives and, provided, further, that if the named executive officer becomes employed by another employer during such period and is eligible to receive group health insurance under such other employer’s plans, PECO’s obligations will be reduced to the extent that comparable coverage is actually provided to the named executive officer and his covered dependents, and (iii) (a) the named executive officer’s unvested time-base equity awards that would have otherwise vested during the 18 months (or 24 months in the case of Mr. Edison) following termination will vest on the termination date and be paid in full within 70 days of the date of termination and (b) the named executive officer will remain eligible to vest and be paid on a pro-rata portion of performance-based equity awards based on actual performance at the end of the performance period, with pro-ration based on the period of time elapsed between the beginning of the performance period and the termination date as a percentage of the full performance period.

In lieu of the benefits described in the immediately preceding paragraph, in the event that a named executive officer’s employment is terminated by PECO or its affiliates not for Cause or Disability or the named executive officer resigns for Good Reason, in either case within two years following a Change in Control (as defined in the PECO Severance Plan), then the named executive officer will be entitled to (i) a lump sum payment equal to the product of (a) two (or 2.5 in the case of Mr. Edison) and (b) the sum of (1) the named executive officer’s base salary and (2) the named executive officer’s average annual cash performance bonus for the most recent three fiscal years (or such shorter period that the named executive officer was eligible to receive an annual cash performance bonus) and (ii) if the named executive officer elects to receive group health insurance under COBRA following the termination date, the Company will provide such coverage for 24 months following termination (or 30 months following termination in the case of Mr. Edison), provided that the named executive officer continues to pay the same amount of the monthly premium as in effect for PECO’s other executives and, provided, further, that if the named executive officer becomes employed by another employer during such period and is eligible to receive group health insurance under such other employer’s plans, PECO’s obligations will be reduced to the extent that comparable coverage is actually provided to the named executive officer and his or her covered dependents. Upon the closing of the Change in Control, the PECO Compensation Committee will determine the number of performance-based equity awards held by the named executive officer that will be considered earned under such awards based upon PECO’s performance by pro-rating the performance targets for the shortened performance period and then measuring such pro-rated targets against actual PECO performance through the closing of the Change in Control. Any such earned awards will then be converted into time-based awards that will vest and be paid based on continued service through the end of the performance period that was applicable to such award prior to the Change in Control. The named executive officer’s unvested equity awards (including unvested time-based awards and earned but unvested performance-based awards) will vest as of the date of termination and be paid in full within 70 days of the date of termination.

If the named executive officer dies or if PECO and its affiliates terminate a named executive officer’s employment due to Disability, the named executive officer or his legal heirs will be entitled to (i) a pro-rated portion of his or her annual cash performance bonus for the year of termination if the PECO Compensation Committee determines that performance is achieved, (ii) accelerated vesting of unvested time-based equity awards that would have otherwise vested during the 18 months (or 24 months in the case of Mr. Edison) following termination, and (iii) remain eligible to vest and be paid on a pro-rated portion of performance-based equity awards based on actual performance at the end of the performance period with pro-ration based on the period of time elapsed between the beginning of the performance period and the termination date as a percentage of the full performance period.

Receipt of the severance payments and benefits under the PECO Severance Plan is subject to the execution and non-revocation of a release agreement by the named executive officer and compliance with non-competition and non-solicitation provisions that apply or 24 months following termination of employment and confidentiality provisions that apply during and following termination of employment.

Vesting Agreement with Devin I. Murphy—Also in October 2017, PECO entered into an agreement with Mr. Murphy regarding the vesting of his equity incentive awards (the “Murphy Vesting Agreement”). Pursuant to the Murphy Vesting Agreement, all time-based equity awards granted to Mr. Murphy will vest upon the earlier of the vesting date set forth in the applicable equity award agreement and the date Mr. Murphy reaches both (i) age 58 and (ii) a combined age and continuous years of service with Phillips Edison & Company Ltd. (and any successor thereto) of 65 years (such date, the “Murphy Retirement Eligibility Date”). The Murphy Vesting Agreement further provides that, if Mr. Murphy’s employment terminates on or following the Murphy Retirement Eligibility Date, he will remain eligible to vest in any performance-based equity awards granted by PECO as follows: (a) if his retirement occurs before 50% of the performance period has elapsed, then he will vest in a pro-rated portion of any performance-based equity awards actually earned based on performance at the end of the performance period, with the pro-ration calculated based on the ratio of the number of days Mr. Murphy was employed during the performance period to the total number of days in the performance period and (b) if his retirement occurs after 50% or more performance period has elapsed, then Mr. Murphy will vest in any performance-based awards that are actually earned at the end of the performance period.

Estimated Payment and Benefits Upon Termination or Change of Control

The following table sets forth aggregate estimated payment obligations to each of the named executive officers assuming a termination of employment occurred on December 31, 2017:

Name	Benefit	Termination not for Cause or Disability or Resignation for Good Reason ($)		Termination not for Cause or Disability or Resignation for Good Reason within Two Years following a Change in Control ($)		Termination Due to Death or Disability ($)
Jeffrey S. Edison	Severance Pay	1,432,334		1,790,418		309,000
	Health Care Benefits	16,039		20,048		0
	Equity Award Acceleration	3,280,200	(1)	5,737,050	(1)	3,280,200	(1)
	Total	4,728,573		7,547,516		3,589,200
R. Mark Addy	Severance Pay	1,869,415		2,492,553		999,862
	Health Care Benefits	19,696		26,261		0
	Equity Award Acceleration	203,412	(1)	320,166	(1)	203,412	(1)
	Total	2,092,523		2,838,980		1,203,274
Devin I. Murphy	Severance Pay	1,074,251		1,432,334		520,150
	Health Care Benefits	19,696		26,261		0
	Equity Award Acceleration	2,561,658	(1)	4,809,816	(1)	2,561,658	(1)
	Total	3,655,605		6,268,411		3,081,808
Robert F. Myers	Severance Pay	1,276,500		1,702,000		556,200
	Health Care Benefits	19,696		26,261		0
	Equity Award Acceleration	1,947,726	(1)	4,008,543	(1)	1,947,726	(1)
	Total	3,243,922		5,736,804		2,503,926
(1)	The amount represents the value of PECO common stock on the last business day of 2017 and the exercise price multiplied by the number of shares or units that would accelerate.

CEO Pay Ratio

Pursuant to a mandate of the Dodd-Frank Act, the SEC adopted a rule requiring annual disclosure of the ratio of the median employee’s total annual compensation to the total annual compensation of the principal executive officer (“PEO”). The PEO of PECO is Jeffrey S. Edison.

PECO believes that PECO’s compensation philosophy must be consistent and internally equitable to motivate PECO’s employees to create stockholder value. The purpose of the new required disclosure is to provide a measure of pay equity within the organization. PECO is committed to internal pay equity, and PECO’s Compensation Committee monitors the relationship between the pay PECO’s PEO receives and the pay PECO’s non-executive employees receive.

As illustrated in the table below, PECO’s 2017 PEO to median employee pay ratio was approximately 9.1:1.

Jeffrey S. Edison (“PEO”) 2017 Compensation	$758,254
Median Employee 2017 Compensation	$83,122
Ratio of PEO to Median Employee Compensation	9.1:1

PECO identified the median employee of all individuals who were employed by PECO on December 31, 2017, the last day of PECO’s fiscal year (whether employed on a full-time, part-time or seasonal basis). Employees on leave of absence were excluded from the list and reportable wages were annualized for those employees who were not employed for the full calendar year.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on PECO’s internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Advisory Vote on Frequency of Say-on-Pay Proposals

(Proposal 5 on the PECO Proxy Card)

As described in Proposal 4 above, in accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, PECO stockholders have the opportunity to cast an advisory vote to approve the compensation of PECO’s named executive officers. This Proposal 5 affords stockholders the opportunity to cast an advisory vote on how often PECO should include a say-on-pay proposal in its proxy materials for future annual stockholder meetings or any special stockholder meeting for which PECO must include executive compensation information in the proxy statement for that meeting (a “say-on-pay frequency proposal”). Under this Proposal 5, stockholders may vote to have the say-on-pay proposal every year, every two years, or every three years.

The PECO Board believes that holding say-on-pay proposals every year is in the best interests of the Company as it allows stockholders to annually express their views on PECO’s executive compensation program.

As an advisory vote, this proposal is not binding on PECO, the PECO Board, or PECO’s compensation committee. However, PECO’s compensation committee and the PECO Board value the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of the vote when making future decisions regarding the frequency of conducting a say-on-pay proposal.

It is expected that the next vote on a say-on-pay frequency proposal will occur at the 2024 annual meeting of stockholders.

Stockholders may cast their advisory vote to conduct advisory votes on executive compensation every “1 Year,” “2 Years,” or “3 Years,” or “Abstain.”

PECO is requesting that PECO stockholders vote to hold the say-on-pay proposal every year. The option that receives the affirmative vote of a majority of all votes cast will be the frequency recommended by stockholders. In the event that no option receives such a majority, the PECO Board will consider the option that receives the most votes to be the frequency recommended by PECO stockholders.

Recommendation of the PECO Board

The PECO Board unanimously recommends that PECO stockholders vote to hold future non-binding, advisory resolutions on executive compensation EVERY YEAR.

PECO Adjournment Proposal

(Proposal 6 on the PECO Proxy Card)

The PECO stockholders are being asked to approve a proposal that will give the Chair of the PECO annual meeting the authority to adjourn the PECO annual meeting one or more times to another date, time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement or to approve the PECO charter amendment if there are not sufficient votes at the time of the PECO annual meeting to approve such proposals.

If, at the PECO annual meeting, the number of shares of PECO common stock present in person or represented by proxy and voting in favor of the proposal to approve the PECO charter amendment or to approve the company merger and the other transactions contemplated by the merger agreement is insufficient to approve the proposal, PECO intends to move to adjourn the PECO annual meeting in order to enable the PECO Board to solicit additional proxies for approval of the proposals.

PECO is asking PECO stockholders to approve one or more adjournments of the annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the PECO charter amendment or to approve the company merger and the other transactions contemplated by the merger agreement. Approval of this proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

Recommendation of the PECO Board

The PECO Board unanimously recommends that PECO stockholders vote FOR the proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement or to approve the PECO charter amendment.

Other Business

As of the date of this notice, the PECO Board knows of no other business that may properly be brought before the PECO annual meeting.

THE PE REIT II ANNUAL MEETING

This joint proxy statement/prospectus is being furnished in connection with the solicitation of proxies from PE REIT II stockholders for use at the PE REIT II annual meeting. This joint proxy statement/prospectus and accompanying form of proxy are first being mailed to PE REIT II stockholders on or about August 28, 2018.

Date, Time, Place and Purpose of the PE REIT II Annual Meeting

The annual meeting of the PE REIT II stockholders will be held at the offices of Latham & Watkins, located at 885 Third Avenue, New York, New York 10022 on November 14, 2018, commencing at 1:00 p.m. Eastern Time for the following purposes:

1.	to consider and vote on a proposal to approve the company merger and the other transactions contemplated by the merger agreement;
2.	to consider and vote on the election of four nominees for director, with each to serve until the next annual meeting of PE REIT II stockholders and until their respective successors are duly elected and qualify;
3.	to consider and vote on a non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger;
4.	to consider and vote on a proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement; and
5.	to attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

This joint proxy statement/prospectus also contains information regarding the PECO annual meeting, including the items of business for that annual meeting. PE REIT II stockholders are not voting on the proposals to be voted on at the PECO annual meeting.

Recommendation of the PE REIT II Board of Directors

The PE REIT II Board, based on the unanimous recommendation of the PE REIT II Special Committee of the proposals set forth in the following clauses (i), (iii) and (iv), and the PE REIT II Board’s independent consideration of the proposal set forth in clause (ii), unanimously recommends that the PE REIT II stockholders vote (i) FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement, (ii) FOR each of the nominees for election as a director, (iii) FOR the non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger, and (iv) FOR the proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement. For the reasons for this recommendation, see “The Mergers—Recommendation of the PE REIT II Board of Directors and Its Reasons for the Mergers” beginning on page 118.

PE REIT II Record Date; Who Can Vote at the PE REIT II Annual Meeting

Only holders of record of shares of PE REIT II common stock at the close of business on August 28, 2018, PE REIT II’s record date, are entitled to notice of, and to vote at, the PE REIT II annual meeting and any adjournment or postponement of the annual meeting. As of the record date, there were 46,874,803.405 shares of PE REIT II common stock outstanding (which includes 6,878 unvested restricted shares) and entitled to vote at the PE REIT II annual meeting, held by approximately 24,480 holders of record.

Each share of PE REIT II common stock owned on PE REIT II’s record date is entitled to one vote on each proposal at the PE REIT II annual meeting.

Required Vote; Quorum

Approval of the proposal to approve the company merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.

The election of each of the nominees for director requires the affirmative vote of the holders of a majority of the shares of stock entitled to vote who are present in person or by proxy.

Approval of the non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger requires the affirmative vote of a majority of all of the votes cast on such proposal.

Approval of the proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes cast on such proposal.

Regardless of the number of shares of PE REIT II common stock you own, your vote is very important. Please complete, sign, date and promptly return the enclosed proxy card today or vote by phone or Internet.

PE REIT II’s bylaws provide that the presence, in person or by proxy, of stockholders entitled to cast at least 50% of all of the votes entitled to be cast at such meeting will constitute a quorum. Shares that are voted and shares abstaining from voting are treated as being present at the PE REIT II annual meeting for purposes of determining whether a quorum is present.

No business may be conducted at the PE REIT II annual meeting if a quorum is not present at the PE REIT II annual meeting other than the proposal to adjourn the PE REIT II annual meeting to solicit additional proxies. Pursuant to PE REIT II’s bylaws, the chairman of the meeting may adjourn the PE REIT II annual meeting to a later date, time and place announced at the meeting, whether or not a quorum is present and without a vote of stockholders.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, or, in the election of directors, instructions to WITHHOLD with respect to any or all nominees, will have the same effect as votes AGAINST (i) the proposal to approve the company merger and the other transactions contemplated by the merger agreement and (ii) the election of each such nominee for director. Abstentions and broker non-votes will have no effect on the remaining proposals (or any other matters presented at the PE REIT II annual meeting for approval of the PE REIT II stockholders), assuming a quorum is present.

Manner of Submitting Proxy

PE REIT II stockholders may vote for or against the proposals submitted at the PE REIT II annual meeting in person or by proxy. PE REIT II stockholders can authorize a proxy in the following ways:

•	Internet. PE REIT II stockholders may submit a proxy over the Internet by going to www.proxyvote.com/perii with use of the control number on their proxy card. Once at the website, they should follow the instructions to submit a proxy.
•	Telephone. PE REIT II stockholders may submit a proxy using the toll-free number at 1-800-690-6903 and follow the recorded instructions. PE REIT II stockholders will be asked to provide the control number from the enclosed proxy card.
•	Mail. PE REIT II stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

PE REIT II stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at 11:59 P.M. Eastern Time on November 13, 2018.

The method by which PE REIT II stockholders submit a proxy will in no way limit their right to vote at the PE REIT II annual meeting if they later decide to attend the meeting and vote in person. If shares of PE REIT II common stock are held in the name of a broker or other nominee, PE REIT II stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at the PE REIT II annual meeting.

All shares of PE REIT II common stock entitled to vote and represented by properly completed proxies received prior to the PE REIT II annual meeting, and not revoked, will be voted at the PE REIT II annual meeting as instructed on the proxies. If PE

REIT II stockholders of record return properly executed proxies but do not indicate how their shares of PE REIT II common stock should be voted on a proposal, the shares of PE REIT II common stock represented by their properly executed proxy will be voted as the PE REIT II Board recommends and therefore, (i) FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement, (ii) FOR each of the nominees for election as a director, (iii) FOR the non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger, and (iv) FOR the proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of PE REIT II common stock will NOT be voted and will be considered broker non-votes.

Shares Held in “Street Name”

If PE REIT II stockholders hold shares of PE REIT II common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If PE REIT II stockholders hold shares of PE REIT II common stock in an account of a broker or other nominee and attend the PE REIT II annual meeting, they should bring a letter from their broker or other nominee identifying them as the beneficial owner of such shares of PE REIT II common stock and authorizing them to vote.

If PE REIT II stockholders hold their shares in “street name” and they fail to provide their broker or other nominee with any instructions regarding how to vote their shares of PE REIT II common stock, their shares of PE REIT II common stock held by brokers and other nominees will NOT be voted and may NOT be present for purposes of determining a quorum.

Revocation of Proxies or Voting Instructions

PE REIT II stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the PE REIT II annual meeting by:

•	submitting notice in writing to PE REIT II’s Secretary at Phillips Edison Grocery Center REIT II, Inc., 11501 Northlake Drive, Cincinnati, Ohio 45249, Attn: Secretary;
•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the Internet; or
•	voting in person at the PE REIT II annual meeting.

Attending the PE REIT II annual meeting without voting will not revoke your proxy.

PE REIT II stockholders who hold shares of PE REIT II common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from PE REIT II stockholders is made on behalf of the PE REIT II Board. PE REIT II will pay the cost of soliciting proxies from PE REIT II stockholders. PE REIT II has contracted with BFS to assist PE REIT II in the distribution of proxy materials and the solicitation of proxies. PE REIT II expects to pay BFS fees of approximately $592,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers’ search cards, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. PE REIT II will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to PE REIT II’s stockholders.

In accordance with the regulations of the SEC, PE REIT II also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of PE REIT II common stock.

PROPOSALS SUBMITTED TO PE REIT II STOCKHOLDERS

PE REIT II Merger Proposal

(Proposal 1 on the PE REIT II Proxy Card)

PE REIT II stockholders are asked to approve the company merger and the other transactions contemplated by the merger agreement. For a summary and detailed information regarding this proposal, see the information about the mergers and the merger agreement throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Mergers” beginning on page 105 and “The Merger Agreement” beginning on page 162. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the mergers. If this proposal is not approved, the mergers will not be completed.

PE REIT II is requesting that PE REIT II stockholders approve the company merger and the other transactions contemplated by the merger agreement. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal.

Recommendation of the PE REIT II Board

The PE REIT II Board unanimously recommends that PE REIT II stockholders vote FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement.

Election of Directors

(Proposal 2 on the PE REIT II Proxy Card)

PE REIT II stockholders are being asked to vote on the election of all four members of the PE REIT II Board. Those persons elected will serve as directors until the 2019 annual meeting of the PE REIT II stockholders and until their successors are duly elected and qualified. The PE REIT II Board has nominated the following persons for re-election as directors:

•	Jeffrey S. Edison	•	David W. Garrison
•	Mark D. McDade	•	John A. Strong

Each of the nominees is a current member of the PE REIT II Board. The names and ages of the nominees, together with certain biographical information is provided below.

PE REIT II is requesting that PE REIT II stockholders approve each of the nominees for election as a director of the PE REIT II Board. Election of a director requires the affirmative vote of at least a majority of the shares of stock entitled to vote who are present in person or by proxy.

Recommendation of the PE REIT II Board

The PE REIT II Board unanimously recommends that PE REIT II stockholders vote FOR all nominees listed for election as directors.

The PE REIT II Board

The PE REIT II Board has oversight responsibility for PE REIT II’s operations and makes all major decisions concerning PE REIT II’s business. PE REIT II currently has four directors, all of whom have been nominated for re-election at the PE REIT II annual meeting. PE REIT II currently has no vacant director positions.

The PE REIT II Board held four meetings during 2017. During 2017, each director attended at least 75% of the meetings of the PE REIT II Board either in person or by teleconference. Additionally, during 2017, each director attended at least 75% of the meetings for each committee on which he or she served either in person or by teleconference. For biographical information regarding PE REIT II’s executive officers and directors, see “—Executive Officers and Directors” below.

PE REIT II has established an audit committee (the “PE REIT II Audit Committee”) and a conflicts committee (the “PE REIT II Conflicts Committee”) consisting of all of PE REIT II’s independent directors. Information regarding each of the committees is set forth below.

Director Independence

Although shares of PE REIT II common stock are not listed for trading on any national securities exchange, a majority of PE REIT II’s directors, and all of the members of the PE REIT II Audit Committee and the PE REIT II Conflicts Committee, are “independent” as defined by the New York Stock Exchange (the “NYSE”). The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the PE REIT II Board must affirmatively determine that a director has no material relationship with PE REIT II (either directly or as a partner, stockholder, or officer of an organization that has a relationship with PE REIT II). The PE REIT II Board has determined that each of Messrs. Garrison and McDade and Dr. Strong is “independent” as defined by the NYSE.

The Audit Committee

General. The Audit Committee’s primary function is to assist the PE REIT II Board in fulfilling its responsibilities by overseeing PE REIT II’s independent auditors and reviewing the financial information to be provided to PE REIT II stockholders and others, overseeing the system of internal control over financial reporting that PE REIT II management has established, and overseeing PE REIT II’s audit and financial reporting process. The PE REIT II Audit Committee also is responsible for overseeing PE REIT II’s compliance with applicable laws and regulations and for establishing procedures for the ethical conduct of PE REIT II’s business. The PE REIT II Audit Committee fulfills these responsibilities primarily by carrying out the activities enumerated in the PE REIT II Audit Committee Charter adopted by the PE REIT II Board in 2013. The PE REIT II Audit Committee Charter is available on PE REIT II’s web site at www.grocerycenterREIT2.com.

The members of the PE REIT II Audit Committee currently are David W. Garrison (Chair), Mark D. McDade and John A. Strong. The PE REIT II Board has determined that Mr. Garrison qualifies as the Audit Committee “financial expert” within the meaning of SEC rules. During 2017, the PE REIT II Audit Committee held four meetings.

Independent Auditors. During the year ended December 31, 2017, Deloitte & Touche LLP served as PE REIT II’s independent auditor and provided certain domestic tax and other services. Deloitte & Touche LLP has served as PE REIT II’s independent auditor since PE REIT II’s formation in 2013. The PE REIT II Audit Committee has engaged Deloitte & Touche LLP as PE REIT II’s independent auditor to audit PE REIT II’s consolidated financial statements for the year ending December 31, 2018. The PE REIT II Audit Committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in PE REIT II’s best interest. Any decision to select new auditors would be disclosed to the PE REIT II stockholders in accordance with applicable securities laws. Representatives from Deloitte & Touche LLP are expected to be present at the annual meeting, to have the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions posed by any stockholders.

Preapproval Policies. The PE REIT II Audit Committee Charter imposes a duty on the PE REIT II Audit Committee to preapprove all auditing services performed for PE REIT II by PE REIT II’s independent auditors, as well as all permitted nonaudit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors’ independence. Unless a type of service to be provided by the independent auditors has received “general” preapproval, it will require “specific” preapproval by the PE REIT II Audit Committee. Additionally, any proposed services exceeding “general” preapproved cost levels will require specific preapproval by the PE REIT II Audit Committee.

All requests or applications for services to be provided by the independent auditor that do not require specific preapproval by the PE REIT II Audit Committee will be submitted to PE REIT II management and must include a detailed description of the services to be rendered. PE REIT II management will determine whether such services are included within the list of services that have received the general preapproval of the PE REIT II Audit Committee. The PE REIT II Audit Committee will be informed on a timely basis of any such services rendered by the independent auditors.

Requests or applications to provide services that require specific preapproval by the PE REIT II Audit Committee will be submitted to the PE REIT II Audit Committee by both the independent auditors and the chief financial officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence. The Chair of the PE REIT II Audit Committee has been delegated the authority to specifically preapprove all services not covered by the general preapproval guidelines up to an amount not to exceed $75,000 per occurrence. Amounts requiring preapproval in excess of $75,000 per occurrence require specific preapproval by all members of the PE REIT II Audit Committee prior to engagement of PE REIT II’s independent auditors. All amounts specifically preapproved by the Chair of the PE REIT II Audit Committee in accordance with this policy are to be disclosed to the full PE REIT II Audit Committee at the next regularly scheduled meeting. All services rendered by Deloitte & Touche LLP for the year ended December 31, 2017 were preapproved in accordance with the policies and procedures described above.

Principal Auditor Fees. The PE REIT II Audit Committee reviewed the audit and nonaudit services performed by PE REIT II’s principal auditor, as well as the fees charged by the principal auditor for such services. In its review of the nonaudit service fees, the PE REIT II Audit Committee considered whether the provision of such services is compatible with maintaining the independence of the principal auditor. The aggregate fees billed to PE REIT II for professional accounting services, including the audit of PE REIT II’s annual consolidated financial statements by PE REIT II’s principal auditor for the years ended December 31, 2017 and 2016, are set forth in the table below.

	2017	2016
Audit fees	$475,000	$505,800
Audit-related fees	—	19,000
Tax fees	—	—
All other fees	—	—
Total fees	$475,000	$524,800

For purposes of the preceding table, the principal auditor’s professional fees are classified as follows:

•	Audit fees – These are fees for professional services performed for the audit of PE REIT II’s annual consolidated financial statements and the required review of quarterly consolidated financial statements and other procedures performed by the principal auditor in order for them to be able to form an opinion on PE REIT II’s consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements, including reviews of PE REIT II’s consolidated financial statements included in the registration statements, as amended, related to PE REIT II’s public offerings of common stock. Audit fees are presented for the period to which the audit work relates, regardless of whether the fees are actually billed during the period.

•	Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the PE REIT II’s consolidated financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews, and consultation concerning financial accounting and reporting standards.
•	Tax fees – These are fees for all professional services performed by professional staff in PE REIT II’s independent auditor’s tax division, except those services related to the audit of PE REIT II’s consolidated financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state, and local issues. Services also may include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state, and local tax issues related to due diligence. Tax fees are presented for the period in which the services were provided.
•	All other fees – These are fees for any services not included in the above-described categories.

Report of the PE REIT II Audit Committee. The PE REIT II Audit Committee reviews the financial reporting process on behalf of the PE REIT II Board. PE REIT II management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. Membership on the PE REIT II Audit Committee does not call for the professional training and technical skills generally associated with career professionals in the field of accounting and auditing. In addition, the independent auditors devote more time and have access to more information than does the PE REIT II Audit Committee. Accordingly, the PE REIT II Audit Committee’s role does not provide any special assurance with regard to PE REIT II’s financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent auditors. In this context, the PE REIT II Audit Committee reviewed the 2017 audited consolidated financial statements with PE REIT II management, including a discussion of the quality and acceptability of PE REIT II’s financial reporting, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The PE REIT II Audit Committee reviewed with Deloitte & Touche LLP, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with U.S. generally accepted accounting principles, their judgments as to the quality and the acceptability of the consolidated financial statements and such other matters as are required to be discussed with the PE REIT II Audit Committee under Statement on Auditing Standards No. 16 (Communication with Audit Committees). The PE REIT II Audit Committee received from and discussed with Deloitte & Touche LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding that firm’s independence from PE REIT II. In addition, the PE REIT II Audit Committee considered whether Deloitte & Touche LLP’s provision of nonaudit services is compatible with maintaining its independence from PE REIT II.

The PE REIT II Audit Committee discussed with Deloitte & Touche LLP the overall scope and plans for the audit. The PE REIT II Audit Committee meets periodically, and at least quarterly, with Deloitte & Touche LLP, with and without PE REIT II management present, to discuss the results of their examinations, their evaluations of PE REIT II’s internal controls, and the overall quality of PE REIT II’s financial reporting.

In reliance on these reviews and discussions, the PE REIT II Audit Committee recommended to the PE REIT II Board, and the PE REIT II Board approved, the inclusion of the 2017 audited consolidated financial statements in PE REIT II’s Annual Report on Form 10-K for the year ended December 31, 2017 for filing with the Securities and Exchange Commission.

August 3, 2018	The Audit Committee of the Board of Directors: David W. Garrison (Chair), Mark D. McDade and John A. Strong

The Conflicts Committee

General. The members of the PE REIT II Conflicts Committee currently are David W. Garrison (Chair), Mark D. McDade and John A. Strong, all of whom are independent directors. The PE REIT II Conflicts Committee’s primary functions are to approve transactions with affiliates and to supervise and evaluate the performance of PE REIT II’s external advisor. The PE REIT II Conflicts Committee fulfills these responsibilities primarily by carrying out the activities enumerated in the Corporate Governance Guidelines adopted by the PE REIT II Board in 2016. The Corporate Governance Guidelines are available on PE REIT II’s web site at www.grocerycenterREIT2.com/investor-relations/governance. The PE REIT II Conflicts Committee held four meetings during 2017.

Transactions with Related Persons. PE REIT II’s Corporate Governance Guidelines require the PE REIT II Conflicts Committee to review and approve all transactions involving PE REIT II’s affiliates and PE REIT II. Prior to entering into a transaction with an affiliate that is not covered by the advisory agreement with PE REIT II’s advisor, a majority of the PE REIT II Conflicts Committee must conclude that the transaction is fair and reasonable to PE REIT II and on terms and conditions not less favorable to PE REIT II than those available from unaffiliated third parties. In addition, PE REIT II’s Code of Ethics lists examples of types of transactions with affiliates that would create prohibited conflicts of interest. Under the Code of Ethics, PE REIT II’s officers and directors are required to bring potential conflicts of interest to the attention of the Chair of the PE REIT II Audit Committee promptly. There are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described below.

PE REIT II’s Relationship with the Advisor—On December 3, 2015, PE REIT II entered into an advisory agreement (the “former advisory agreement”) with the advisor. Certain of PE REIT II’s officers, Messrs. Edison, Addy, Murphy, and Ms. Robison, serve as the executive officers of the advisor. The advisor is wholly owned by PECO. On September 1, 2017, PE REIT II entered into the advisory agreement. Pursuant to the former advisory agreement and the advisory agreement, the advisor is entitled to specified fees for certain services, including managing PE REIT II’s day-to-day activities and implementing PE REIT II’s investment strategy.

PE REIT II pays the advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee under the former advisory agreement was equal to 1.0% of the cost of investments acquired or originated by PE REIT II, including any debt attributable to such investments. The acquisition fee under the advisory agreement is equal to 0.85% of the cost of investments acquired or originated by PE REIT II, including any debt attributable to such investments. PE REIT II incurred acquisition fees payable to the advisor affiliates of approximately $1.9 million for the year ended December 31, 2017, all of which had been paid as of December 31, 2017.

In addition to acquisition fees, PE REIT II reimbursed the advisor for customary acquisition expenses, whether or not PE REIT II ultimately acquires an asset. For the year ended December 31, 2017, PE REIT II incurred acquisition expenses reimbursable to the advisor of approximately $0.6 million.

During the year ended December 31, 2017, within 60 days after the end of each calendar quarter (subject to the approval of the PE REIT II Board), PE REIT II, as the sole member of the general partner of PE OP II, caused PE OP II to pay an asset management subordinated participation by issuing a number of restricted operating partnership units designated as Class B Units of PE OP II (“PE OP II Class B Units”) to the advisor and American Realty Capital PECO II Advisors, LLC, PE REIT II’s former advisor (“ARC”), equal to: (i) (a) 0.05% prior to September 1, 2017 and (b) 0.045% on or after September 1, 2017, multiplied by the cost of assets divided by (ii) PE REIT II’s per share NAV.

PE OP II Class B Units are subject to forfeiture until such time as: (i) the value of PE OP II’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pretax, non-compounded annual return thereon, or the “economic hurdle”; (ii) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (a) a listing of PE REIT II common stock on a national securities exchange; (b) a transaction to which PE REIT II or PE OP II shall be a party, as a result of which partnership units in PE OP II or PE REIT II common stock shall be exchanged for or converted into the right, or the holders of such securities shall otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (c) the termination of the advisory agreement without cause, provided that we do not engage an affiliate of PECO as PE REIT II’s new external advisor following such termination; and (iii) the advisor is providing services to PE REIT II immediately prior to the occurrence of an event of the type described in clause (ii) above, unless the failure to provide such services is attributable to the termination without cause of the advisory agreement by an affirmative vote of a majority of PE REIT II’s independent directors after the economic hurdle described above has been met.

Any outstanding Class B Units will be forfeited immediately if the advisory agreement is terminated for any reason other than a termination without cause. Any outstanding Class B Units will be forfeited immediately if the advisory agreement is terminated without cause by an affirmative vote of a majority of the PE REIT II Board before the economic hurdle described above has been met. During the year ended December 31, 2017, PE OP II issued a total of 92,549 PE OP II Class B Units to ARC and the advisor for the asset management services performed during the period from October 1, 2016 through September 30, 2017. In March 2018, PE OP II issued 19,727 PE OP II Class B Units to the advisor for the asset management services performed during the period from October 1, 2017 through December 31, 2017. The PE OP II Class B Units are participating securities that receive distributions at the same rates and dates as the distributions paid to PE REIT II stockholders. These distributions are calculated as the product of the number of PE OP II Class B Units issued to date and the stated distribution rate at the time such distribution is authorized.

PE REIT II also pays the advisor a monthly asset management fee at the rate of (i) 0.06667% prior to September 1, 2017 and (ii) 0.05667% on and after September 1, 2017 multiplied by the cost of PE REIT II’s assets as of the last day of the preceding monthly period. During the year ended December 31, 2017, PE REIT II paid $12.0 million of asset management fees to the advisor.

Under the terms of a separate agreement between the advisor and ARC that was in effect through August 31, 2017, the advisor generally assigned to ARC 15% of all acquisition fees, asset management fees and disposition fees paid to the advisor under the former advisory agreement. This agreement was terminated on September 1, 2017.

Additionally, the advisor incurred general and administrative expenses on PE REIT II’s behalf for which the advisor was entitled to reimbursement during the year ended December 31, 2017, of which approximately $119,000 remained due and payable as of December 31, 2017.

Joint Venture—On March 22, 2016, PE REIT II entered into a joint venture through PE REIT II’s indirect wholly-owned subsidiary, PE OP II Value Added Grocery, LLC (“REIT Member”), with a limited partnership (“Investor Member”) affiliated with TPG Real Estate (“TPG”), and with PECO Value Added Grocery Manager, LLC (“PECO Member”), a wholly-owned subsidiary of PECO and an affiliate of the advisor. The joint venture was formed pursuant to the Limited Liability Company Agreement (the “Joint Venture Agreement”) of Phillips Edison Value Added Grocery Venture, LLC (the “Joint Venture”).

The Joint Venture Agreement provides for the ownership and operation of the Joint Venture, in which the REIT Member owns a 20% initial equity interest and Investor Member owns an 80% initial equity interest. Under the terms of the Joint Venture, REIT Member and Investor Member will contribute up to $50 million and $200 million of equity, respectively. The Joint Venture members expect to utilize leverage in an effort to maximize the returns on the capital contributions of the members.

The Joint Venture concentrates on investment opportunities that are outside PE REIT II’s current core investment focus, targeting investments and properties that are more opportunistic and value-add. Potential investment opportunities of PE REIT II and other affiliates of PECO Member that meet the Joint Venture’s target investment criteria will be subject to a right of first offer in favor of the Joint Venture until the earlier of March 22, 2019 and the investment of all of the Joint Venture’s capital. Whether an investment opportunity is subject to this right of first offer will be based on a variety of factors, including the estimated risk and return characteristics of the opportunity, which are based initially on PECO Member’s diligence and underwriting and which are more typical of the opportunistic and value-add properties that are to be the focus of the Joint Venture.

PECO Member manages and conducts the day-to-day operations and affairs of the Joint Venture, subject to certain major decisions set forth in the Joint Venture Agreement that require either the consent of a majority in interest of the Joint Venture members or the unanimous consent of the Joint Venture members. Under these provisions of the Joint Venture Agreement, REIT Member has customary approval rights in respect of major decisions, but does not have the right to cause or prohibit various material transactions, including acquisitions, dispositions, financings, significant leasing, causing the Joint Venture to make distributions, significant capital expenditures and related investment decisions or actions in respect of litigation. TPG has the ability to remove PECO Member as manager of the Joint Venture under certain circumstances, including a default by PECO Member.

The Joint Venture’s income, losses and distributions are generally allocated based on the members’ respective ownership interests, including the PECO Member promote described below. Distributions of net cash are anticipated to be made on a monthly basis, as appropriate. Additional capital contributions in proportion to the members’ respective capital interests to the Joint Venture may be required. In addition to the contribution of the Initial Properties (as defined below), the REIT Member made additional capital contributions of $2.9 million to the Joint Venture during the year ended December 31, 2017.

Pursuant to the Joint Venture Agreement, PECO Member is entitled to a customary promote subject to a preferred return and a hurdle. With respect to REIT Member’s investment, PECO Member will receive 15% of net operating cash flow distributions after a 10% return, and then 22.5% after a 15% return. PECO Member will also be entitled to a quarterly asset management fee equal to a percentage of the aggregate investment value of the property owned by the Joint Venture. The portion of the asset management fee payable with respect to REIT Member’s investment will be (i) 0.5% until an aggregate amount of $917,500 has been paid to PECO Member and (ii) 1% thereafter. During the year ended December 31, 2017, the Joint Venture paid to PECO Member $395,000 in asset management fees, $79,000 of which was paid with respect to the REIT Member’s investment.

The Joint Venture Agreement contains certain restrictions on a member’s ability to transfer its interests in the Joint Venture, provisions providing for buy/sell procedures in certain circumstances (including in the event of a deadlock) and certain restrictions on PECO Member and certain of its affiliates, including PE REIT II, in entering into new leasing arrangements with existing tenants of the Joint Venture’s properties.

The term of the Joint Venture will expire seven years after the date of the Joint Venture Agreement, unless otherwise extended by the members in accordance with the terms of the Joint Venture Agreement.

Simultaneously with the Joint Venture Agreement, the REIT Member entered into a Contribution Agreement with Investor Member and the Joint Venture (the “Contribution Agreement”), pursuant to which the REIT Member contributed to the Joint Venture its ownership interests in six grocery-anchored shopping center properties (the “Initial Properties”), valued at approximately $94.3 million. Each of the REIT Member and Investor Member made initial capital contributions in accordance with their respective ownership percentages toward the value of the Initial Properties, and the balance of the value of the Initial Properties was distributed to the REIT Member by the Joint Venture.

On March 22, 2016, the Joint Venture also entered into a Master Property Management, Leasing and Construction Management Agreement with Phillips Edison & Company, Ltd., pursuant to which Phillips Edison & Company, Ltd. acts as the property manager for the Initial Properties and the properties subsequently acquired by the Joint Venture and has responsibility for the day-to-day management, operation and maintenance of all such properties. Under the terms of this agreement, Phillips Edison & Company, Ltd. receives a monthly management fee equal to 4% of the gross revenues collected from the operation of each property, certain leasing and construction management fees at market rates for the geographic area in which any property is located and reimbursements for certain expenses and costs. During the year ended December 31, 2017, the Joint Venture paid to Phillips Edison & Company, Ltd. $912,000 in property management fees.

PE REIT II’s Relationship with the Manager—Prior to October 4, 2017, all of PE REIT II’s real properties were managed and leased by Phillips Edison & Company, Ltd., a subsidiary of PECO. On October 4, 2017, PE REIT II entered into separate Master Property Management and Master Services Agreements with PECO OP, another subsidiary of PECO, and Phillips Edison & Company, Ltd., respectively. Pursuant to these agreements, both of these entities now collectively perform all of the property management and leasing services previously provided solely by Phillips Edison & Company, Ltd. We refer to these entities collectively as PE REIT II’s “Manager.”

PE REIT II pays to its Manager monthly property management fees equal to 4% of the annualized gross revenues of the properties managed by PE REIT II’s Manager. In addition to the property management fee, if PE REIT II’s Manager provides leasing services with respect to a property, PE REIT II pays its Manager leasing fees in an amount equal to the usual and customary leasing fees charged by unaffiliated persons rendering comparable services based on national market rates. PE REIT II pays a leasing fee to its Manager in connection with a tenant’s exercise of an option to extend an existing lease, and the leasing fees payable to PE REIT II’s Manager may be increased by up to 50% in the event that PE REIT II’s Manager engages a co-broker to lease a particular vacancy. PE REIT II reimburses the costs and expenses incurred by PE REIT II’s Manager on PE REIT II’s behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If PE REIT II engages its Manager to provide construction management services with respect to a particular property, PE REIT II will pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

PE REIT II’s Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited, to on-site managers and building and maintenance personnel. Certain employees of PE REIT II’s Manager may be employed on a part-time basis and may also be employed by the advisor or certain of its affiliates. PE REIT II’s Manager also directs the purchase of equipment and supplies and supervises all maintenance activity.

For the year ended December 31, 2017, PE REIT II incurred property management fees of approximately $6.0 million, leasing fees of approximately $3.3 million, and construction management fees of approximately $0.9 million due to PE REIT II’s Manager. Additionally, PE REIT II’s Manager incurred approximately $3.8 million of costs and expenses on PE REIT II’s behalf for which PE REIT II’s Manager was entitled to reimbursement during the year ended December 31, 2017, of which approximately $0.5 million remained due and payable as of December 31, 2017. Of these costs and expenses, $184,000 was attributable to travel related expenses for business purposes on aircraft owned by a company in which Mr. Edison has a 50% ownership interest. The aircraft were utilized to provide timely and cost-effective travel alternatives in connection with company related business activities at market rates.

Termination of ARC Agreements—On September 1, 2017, PE REIT II entered into an agreement with ARC to terminate all remaining contractual and economic relationships between PE REIT II and ARC. In exchange for a payment of $6 million, ARC sold its unvested PE OP II Class B Units and its interests in a special limited partner interest co-owned with PECO back to PE REIT II, and terminated all fee-sharing arrangements with the advisor.

Nomination of Directors

General. PE REIT II does not have a standing nominating committee. However, the PE REIT II Conflicts Committee is responsible for identifying and nominating replacements for vacancies among PE REIT II’s independent director positions. The PE REIT II Board believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with PE REIT II. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, the PE REIT II Board has determined that the creation of a standing nominating committee is not necessary. Nominations for replacements for vacancies among non-independent director positions are considered and made by the full PE REIT II Board. PE REIT II does not have a charter that governs the director nomination process.

Board Membership Criteria. The PE REIT II Board annually reviews the appropriate experience, skills and characteristics required of directors in the context of the then-current membership of the PE REIT II Board. This assessment includes, in the context of the perceived needs of the PE REIT II Board at that time, issues of knowledge, experience, judgment and skills such as an understanding of commercial real estate, capital markets, business leadership, accounting and financial management. No one person is likely to possess deep experience in all of these areas. Therefore, the PE REIT II Board has sought a diverse board of directors whose members collectively possess these skills and experiences. Other considerations include the candidate’s independence from PE REIT II and its affiliates and the ability of the candidate to participate in meeting of the PE REIT II Board regularly and to devote an appropriate amount of effort in preparation for those meetings. It also is expected that independent directors nominated by the PE REIT II Conflicts Committee shall be individuals who possess a reputation and hold (or have held) positions or affiliations befitting a director of a large publicly held company and are (or have been) actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. As detailed in the director biographies below, the PE REIT II Board believes that the slate of directors recommended for election at the annual meeting possesses these diverse skills and experiences.

Selection of Directors. The PE REIT II Board is responsible for selecting its own nominees and recommending them for election by the PE REIT II stockholders. Pursuant to PE REIT II’s Corporate Governance Guidelines, however, the independent directors, through the PE REIT II Conflicts Committee, must nominate replacements for any vacancies among the independent director positions. All director nominees then stand for election by the stockholders annually.

In order to be considered by the PE REIT II Board or the PE REIT II Conflicts Committee, recommendations made by PE REIT II stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. See “Stockholder Proposals” below. In evaluating the persons recommended as potential directors, the PE REIT II Board and the PE REIT II Conflicts Committee will consider each candidate without regard to the source of the recommendation and take into account those factors that the PE REIT II Board and the PE REIT II Conflicts Committee determine are relevant. PE REIT II stockholders may directly nominate potential directors (without the recommendation of the PE REIT II Board or the PE REIT II Conflicts Committee) by satisfying the procedural requirements for such nomination as provided in Article II, Section 11 of PE REIT II’s Bylaws.

Oversight of Executive Officer and Director Compensation. PE REIT II does not have a standing compensation committee as PE REIT II has no paid employees and PE REIT II’s executive officers do not receive compensation directly from PE REIT II for services rendered to PE REIT II. PE REIT II’s executive officers are also officers of Phillips Edison NTR II LLC (“PE-NTR II”) and its affiliates and are compensated by these entities, in part, for their services to PE REIT II. Thus, PE REIT II does not expect the PE REIT II Board to be required to act upon matters of executive compensation. The PE REIT II Conflicts Committee is, however, expected to act upon the continuation, renewal or enforcement of the advisory agreement with PE-NTR II pursuant to which PE-NTR II receives fees and reimbursement of expenses from which it compensates PE REIT II’s executive officers. The PE REIT II Conflicts Committee is also responsible for discharging the responsibilities of the PE REIT II Board relating to the compensation of PE REIT II’s directors and would be expected to act upon matters of executive compensation as necessary.

Stockholder Communications with the PE REIT II Board. PE REIT II has established several means for PE REIT II stockholders to communicate concerns to the PE REIT II Board. If the concern relates to PE REIT II’s financial statements, accounting practices, or internal controls, PE REIT II stockholders should submit the concern in writing to Mr. David W. Garrison, the Chair of the PE REIT II Audit Committee, in care of PE REIT II’s Secretary at PE REIT II’s headquarters address, 11501 Northlake Drive, Cincinnati, Ohio 45249. If the concern relates to PE REIT II’s governance practices, business ethics, or corporate conduct, PE REIT II stockholders should submit the concern in writing to David W. Garrison, the Chair of the PE REIT II Conflicts Committee, in care of PE REIT II’s secretary at PE REIT II’s headquarters address. If uncertain as to which category a concern relates, a stockholder may communicate the concern to any one of the independent directors in care of PE REIT II’s secretary. PE REIT II stockholders also may communicate concerns with PE REIT II’s directors at the PE REIT II annual meeting. PE REIT II expects all of PE REIT II’s directors to be present at the PE REIT II annual meeting. All of PE REIT II’s directors were present, in person or via telephone, at PE REIT II’s 2017 annual meeting.

Leadership Structure of the PE REIT II Board and Role in Risk Oversight

Chief Executive Officer and Board Chairman Positions. Mr. Edison serves as both PE REIT II’s Chief Executive Officer and as Chairman of the PE REIT II Board. As chief executive officer, Mr. Edison manages PE REIT II’s business under the direction of the PE REIT II Board and implements PE REIT II’s policies as determined by the PE REIT II Board. As Chairman of the PE REIT II Board, Mr. Edison presides over PE REIT II Board and stockholder meetings, represents PE REIT II at public events and oversees the setting of the agenda for those meetings and the dissemination of information about PE REIT II to the PE REIT II Board. The PE REIT II Board believes that it is appropriate for PE REIT II that one person serve in both capacities. Mr. Edison, along with Michael C. Phillips, founded PE REIT II and devotes a substantial amount of his time to its management. With his greater knowledge of PE REIT II’s day-to-day operations, the PE REIT II Board believes that Mr. Edison is in the best position to oversee the setting of the agenda for the meetings of the PE REIT II Board and the dissemination of information about PE REIT II to the PE REIT II Board. The PE REIT II Board believes that Mr. Edison is best suited to preside over stockholder meetings and that his representation of PE REIT II at public events is good for PE REIT II’s growth.

Some commentators regarding board leadership advocate separating the role of board chairman and chief executive officer, maintaining that such separation creates a system of checks and balances to prevent one person from having too much power. The PE REIT II Board believes that this issue is less of a concern for PE REIT II than many others. The PE REIT II Board currently has three independent directors out of a four-member board of directors. Those three directors constitute the PE REIT II Conflicts Committee, which has the maximum power delegable to a board committee under Maryland law. As an externally advised company, many matters raise conflicts of interest. As a result, the PE REIT II Conflicts Committee largely directs the management of PE REIT II. Given the power and dominance of the PE REIT II Conflicts Committee, the PE REIT II Board has few concerns regarding concentration of power and believes it is in PE REIT II’s best interest that Mr. Edison serves as both Chief Executive Officer and Chairman of the PE REIT II Board.

Risk Oversight. PE REIT II’s executive officers and PE-NTR II are responsible for the day-to-day management of risks faced by PE REIT II, while the PE REIT II Board has an active role in the oversight of the management of such risks. The entire PE REIT II Board is actively involved in overseeing risk management for PE REIT II through (i) its approval of all property acquisitions and the incurrence and assumption of debt; (ii) its oversight of PE REIT II’s executive officers, PE-NTR II and its affiliates; (iii) its review and approval of all transactions with affiliated parties; (iv) its review and discussion of regular periodic reports to the PE REIT II Board and its committees, including management reports on property operating data, compliance with debt covenants, actual and projected financial results, compliance with requirements set forth in PE REIT II’s charter, and various other matters relating to PE REIT II’s business; and (v) regular periodic reports from PE REIT II’s independent public accounting firm to the PE REIT II Audit Committee regarding various areas of potential risk, including, among others, those relating to PE REIT II’s qualification as a REIT for tax purposes.

Executive Officers and Directors.

PE REIT II has provided below certain information about its executive officers and directors. All of PE REIT II’s directors have terms expiring on the date of the 2018 annual meeting, and all of PE REIT II’s directors have been nominated to be re-elected to serve until the 2019 annual meeting and until their successors are elected and qualified.

Name	Position(s)	Age*	Year First Became a Director
Jeffrey S. Edison	Chairman of the Board of Directors and Chief Executive Officer	58	2013
David W. Garrison	Independent Director	63	2013
Mark D. McDade	Independent Director	63	2013
John A. Strong	Independent Director	58	2017
R. Mark Addy	President and Chief Operating Officer	56	N/A
Devin I. Murphy	Chief Financial Officer, Treasurer and Secretary	58	N/A
Jennifer L. Robison	Chief Accounting Officer	41	N/A
*	As of the date of this filing.

Directors Nominated For Election

Jeffrey S. Edison, 58 (Chairman of the PE REIT II Board and Chief Executive Officer of PE REIT II). Mr. Edison has been Chairman of the PE REIT II Board and Chief Executive Officer of PE REIT II since August 2013. Mr. Edison has served as Chairman or Co-Chairman of the PECO Board and Chief Executive Officer of PECO since December 2009, and as President of PECO since October 2017. Mr. Edison has also served as Chairman of the Board of Directors and the Chief Executive Officer of PE REIT III since April 2016. Mr. Edison, together with Michael C. Phillips, founded PELP in 1991 and served as a principal of PELP from 1995 until it was acquired by PECO in 2017. From 1991 to 1995, Mr. Edison was employed by Nations Bank’s South Charles Realty Corporation, serving as a senior vice president from 1993 until 1995 and as a vice president from 1991 until 1993. Mr. Edison was employed by Morgan Stanley Realty Incorporated from 1987 until 1990 and was employed by The Taubman Company from 1984 until 1987. Mr. Edison received his bachelor’s degree in mathematics and economics from Colgate University in 1982 and a master’s degree in business administration from Harvard Business School in 1984.

Among the factors that led to the PE REIT II Board’s recommendation that Mr. Edison serve as a director of PE REIT II are Mr. Edison’s leadership skills, integrity, judgment, knowledge of PE REIT II, his prior experience as a director and Chief Executive Officer, and his commercial real estate expertise.

David W. Garrison, 63 (Independent Director). Mr. Garrison has served as one of the directors of PE REIT II since September 2013. Mr. Garrison is currently chief navigator of Garrison Growth, an international consulting services firm. From October 2002 to June 2013, Mr. Garrison served as Chief Executive Officer and director of iBahn Corp. (formerly STSN), a provider of broadband services for hotels. On September 6, 2013, iBahn Corp. filed for bankruptcy protection under the provisions of Chapter 11 of the United States Bankruptcy Code for the District of Delaware. Such action was dismissed by the court on February 3, 2015. From 2000 to 2001, Mr. Garrison was Chairman and Chief Executive Officer of Verestar, a satellite services company, where he also served on the board of Verestar's parent company, American Tower. From 1995 to 1998, Mr. Garrison was Chairman and Chief Executive Officer of Netcom, a pioneer Internet service provider. From January 2003 to July 2013, Mr. Garrison served as a director of SonicWall, Inc., where at various times he served on the Audit Committee, the Compensation Committee (Chair) and the Corporate Governance and Nominations Committee. From 1997 to 2002, Mr. Garrison served as an independent director of Ameritrade, the first online trading company, and he was also the Chair of the Compensation Committee and lead independent director at different times. Mr. Garrison holds a bachelor of science degree from Syracuse University and a master of business administration degree from Harvard University.

Among the factors that led to the PE REIT II Board’s recommendation that Mr. Garrison serve as a director of PE REIT II are Mr. Garrison’s integrity, judgment, leadership skills, commercial business experience, public company director experience and independence from management, PE REIT II’s sponsor and its affiliates.

Mark D. McDade, 63 (Independent Director). Mr. McDade has served as one of the directors of PE REIT II since September 2013. Mr. McDade has served as Executive Vice President of Established Brands, Solutions and Supply for UCB since February 2013. He also served as chief operating officer of UCB, SA, located in Brussels, Belgium, until January 2017. From April 2008 to February 2013, Mr. McDade served as Executive Vice President of Global Operations for UCB. From 2002 until late 2007, Mr. McDade served as Chief Executive Officer and a director of PDL Biopharma Inc., an antibody-based biopharmaceutical company located in Redwood City, California. Prior to 2002, he served as Chief Executive Officer of Signature Bioscience Inc., located in San Francisco, California. Mr. McDade was founder and a director of Corixa Corporation, where he served as Chief Operating Officer from September 1994 to December 1998 and as President and Chief Operating Officer from January 1999 until his departure in late 2000 to join Signature Bioscience Inc. Before Corixa Corporation, Mr. McDade was Chief Operating Officer of Boehringer Mannheim Therapeutics, the bio-pharmaceutical division of Corange Ltd., and prior to that he held several positions at Sandoz Ltd., including in business development, product management and general management. Mr. McDade received his bachelor of arts degree from Dartmouth College and his master of business administration degree from Harvard Business School.

Among the factors that led to the PE REIT II Board’s recommendation that Mr. McDade serve as a director of PE REIT II are Mr. McDade’s integrity, judgment, leadership skills, commercial business experience, public company director experience, and independence from management and PE REIT II’s sponsor and its affiliates.

John A. Strong, 58 (Independent Director). Dr. Strong has served as one of the directors of PE REIT II since May 2017. Since July 2010, Dr. Strong has served as Chairman and Chief Executive Officer of Bankers Financial Corporation, a diversified financial services company for outsourcing solutions for claims, policy and flood products for insurers; insurance tracking for lenders; human resources solutions for small business; warranties for consumer electronics and new homes; insurance and maintenance services for properties, businesses and builders; and surety bonds for bail. Since 2007 he has served as a board member of Bankers Financial Corporation. From 2005 to 2010 he served as the President and Managing Partner of Greensboro Radiology. Dr. Strong holds a Doctor of Medicine degree from Michigan State University College of Human Medicine as well as his Residency and Fellowship in Radiology from Duke University, and a bachelor of arts in mathematics degree from Duke University.

Among the factors that led to the PE REIT II Board’s recommendation that Dr. Strong serve as a director of PE REIT II are Dr. Strong’s integrity, judgment, leadership skills, financial and management expertise, and independence from management, PE REIT II’s sponsor and its affiliates.

Executive Officers

R. Mark Addy, 56. Mr. Addy has served as the President or Co-President and Chief Operating Officer of PE REIT II since August 2013. Mr. Addy has also served as the President and Chief Operating Officer of PE REIT III since April 2016 and as the Executive Vice President of PECO since October 2017. Mr. Addy served as Chief Operating Officer for PELP from 2004 to October 2010 and has since led PECO’s non-traded REIT business. He served PELP as Senior Vice President from 2002 until 2004, when he became Chief Operating Officer. Mr. Addy was the top executive in the Cincinnati, Ohio headquarters, responsible for implementing the company’s growth strategy. Prior to joining PELP, Mr. Addy practiced law with Santen & Hughes in the areas of commercial real estate, financing and leasing, mergers and acquisitions, and general corporate law from 1987 until 2002. Mr. Addy was the youngest law partner in the 50-year history of Santen & Hughes, and served as President of Santen & Hughes from 1996 through 2002. While at Santen & Hughes, he represented PELP from its inception in 1991 to 2002. Mr. Addy received his bachelor’s degree in environmental science and chemistry from Bowling Green State University, where he received the President’s Award for academic achievement and was a member of the Order of the Omega leadership honor society. Mr. Addy received his law degree from the University of Toledo, where he was a member of the Order of the Barristers.

Devin I. Murphy, 58. Mr. Murphy has served as PE REIT II’s Chief Financial Officer, Treasurer and Secretary since August 2013. He also serves as the Chief Financial Officer, Treasurer and Secretary of PE REIT III since April 2016, and as a principal and Chief Financial Officer of PECO since June 2013. From November 2009 to June 2013, he served as Vice Chairman of Investment Banking at Morgan Stanley. He began his real estate career in 1986 when he joined the real estate group at Morgan Stanley as an associate. Prior to rejoining Morgan Stanley in June 2009, Mr. Murphy was a managing partner of Coventry, a real estate private equity firm founded in 1998 which sponsors a series of institutional investment funds that acquire and develop retail properties. Prior to joining Coventry in March 2008, from February 2004 until November 2007, Mr. Murphy served as global head of real estate investment banking for Deutsche Bank. At Deutsche Bank, Mr. Murphy ran a team of over 100 professionals located in eight offices in the United States, Europe and Asia. Prior to joining Deutsche Bank, Mr. Murphy was with Morgan Stanley for 15 years. He held a number of senior positions at Morgan Stanley including co-head of United States real estate investment banking and head of the private capital markets group. Mr. Murphy served on the investment committee of the Morgan Stanley Real Estate Funds from 1994 until his departure in 2004. Mr. Murphy has served as an advisory director for Hawkeye Partners, a real estate private equity firm headquartered in Austin, Texas, since March 2005 and for Trigate Capital, a real estate private equity firm headquartered in Dallas, Texas, since September 2007. Mr. Murphy received a master’s of business administration degree from the University of Michigan and a bachelor of arts degree with honors from the College of William and Mary. He is a member of the Urban Land Institute, the Pension Real Estate Association and the National Association of Real Estate Investment Trusts.

Jennifer L. Robison, 41. Ms. Robison has served as PE REIT II’s Chief Accounting Officer since March 2015. Ms. Robison has also served as the Chief Accounting Officer of PECO since March 2015 and PE REIT III since April 2016. Ms. Robison has served as the Senior Vice President and Chief Accounting Officer of PELP since July 2014. From February 2005 to July 2014, Ms. Robison served as Vice President, Financial Reporting at Ventas, Inc., an S&P 500 company and one of the ten largest equity REITs in the country. Prior to her time at Ventas, Ms. Robison served as an audit manager at Mountjoy Chilton Medley LLP from September 2003 to February 2005. Ms. Robison began her career at Ernst & Young LLP, serving most recently as assurance manager, and was an employee there from February 1996 to September 2003. She received a bachelor of arts degree in accounting from Bellarmine University, where she graduated magna cum laude. Ms. Robison is a certified public accountant and a member of the American Institute of Certified Public Accountants, the National Association of Real Estate Investments Trusts and the SEC Professional Group.

Section 16(a) Beneficial Ownership Reporting Compliance. Under U.S. securities laws, directors, executive officers and any persons beneficially owning more than 10% of PE REIT II’s common stock are required to report their initial ownership of the common stock and most changes in that ownership to the SEC. The SEC has designated specific due dates for these reports, and PE REIT II is required to identify in this proxy statement those persons who did not file these reports when due. Based solely on PE REIT II’s review of copies of the reports filed with the SEC and written representations of our directors and executive officers, one Form 3 for Dr. Strong and one Form 4 for each of Messrs. Garrison and McDade and Dr. Strong were inadvertently filed late.

Compensation of Executive Officers. Messrs. Edison, Addy and Murphy, and Ms. Robison, are PE REIT II’s executive officers. They are not our employees and do not receive compensation from us. PE REIT II’s executive officers are employees of PE-NTR II. PE-NTR II has entered into an advisory agreement with us whereby it is responsible for providing PE REIT II’s day-to-day management (subject to the authority of the PE REIT II Board) and it is responsible for compensating its employees, including the executive officers.

Compensation of the Directors of PE REIT II—The following table sets forth information concerning the compensation of PE REIT II’s independent directors for the year ended December 31, 2017:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
David W. Garrison	66,000	25,000	91,000
Mark D. McDade	37,000	25,000	62,000
John A. Strong	22,000	25,000	47,000
C. Ann Chao(2)	24,000	—	24,000
Paul J. Massey, Jr.(2)	21,000	—	21,000
(1)	Represents the aggregate grant date fair value of restricted stock awards made to PE REIT II’s directors in 2017, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The amounts reported in this column reflect the accounting cost for these restricted stock awards, and do not correspond to the actual economic value that may be received by the director upon vesting of the awards. Assumptions used in the calculation of these amounts are included in Note 2 to the consolidated financial statements included elsewhere in this joint proxy statement/prospectus.
(2)	Former Director that resigned in August 2017.

As of December 31, 2017, the non-employee members of the PE REIT II Board held the following outstanding equity awards: Mr. Garrison held 1,934 restricted shares of PE REIT II common stock, Mr. McDade held 1,934 shares of restricted common stock of PE REIT II and Dr. Strong held 1,100 shares of restricted common stock of PE REIT II.

Cash Compensation—PE REIT II pays each of its independent directors:

•	an annual retainer of $30,000;
•	$1,000 per each board meeting attended;
•	$1,000 per each committee meeting attended (including each PE REIT II Special Committee meeting);
•	an annual retainer of $30,000 for the chair of the PE REIT II Audit Committee;
•	an annual retainer of $3,000 for the chair of the PE REIT II Conflicts Committee;
•	a retainer of $55,000 for the chair of the PE REIT II Special Committee; and
•	a retainer of $40,000 for the other members of the PE REIT II Special Committee.

On December 8, 2017, the PE REIT II Board formed the PE REIT II Special Committee and authorized the compensation to its members as set forth above.

All directors of the PE REIT II Board receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the PE REIT II Board.

Equity Compensation Plan Information—The following table provides information as of December 31, 2017 regarding shares PE REIT II common stock that may be issued under PE REIT II’s equity compensation plans, consisting of PE REIT II’s 2013 Long-Term Incentive Plan (the “2013 PE REIT II Plan”) and PE REIT II’s 2013 Independent Director Stock Plan (the “2013 PE REIT II Director Plan”).

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)($)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a)) (c)
Equity compensation plans approved by security holders	4,968	—	4,195,032	(1)
Equity compensation plans not approved by security holders	—	—	—
Total	4,968	—	4,195,032
(1)	As of December 31, 2017, there were 4,000,000 shares of PE REIT II common stock available for grants under the 2013 PE REIT II Plan and 200,000 shares of PE REIT II common stock available for grants under the 2013 PE REIT II Director Plan.

Advisory Vote on PECO Charter Proposal

(Proposal 3 on the PE REIT II Proxy Card)

PE REIT II stockholders are asked to consider and vote on a non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger to remove the requirement that, by February 2019, PECO sell all or substantially all of its assets, sell or merge into another entity, list the PECO common stock on a national exchange or enter into another similar transaction that provides liquidity to the PECO stockholders. The PECO Board declared the PECO charter amendment to be advisable on July 17, 2018. The full text of the PECO charter amendment is set forth in the form of Articles of Amendment attached as Annex B.

PE REIT II is requesting that PE REIT II stockholders approve the non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger. Approval of this proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

Recommendation of the PE REIT II Board

The PE REIT II Board unanimously recommends that PE REIT II stockholders vote FOR the non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger.

PE REIT II Adjournment Proposal

(Proposal 4 on the PE REIT II Proxy Card)

The PE REIT II stockholders are being asked to approve a proposal that will give the Chair of the PE REIT II annual meeting the authority to adjourn the PE REIT II annual meeting one or more times to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to permit, among other things, further solicitation of proxies, if necessary or appropriate, in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement if there are not sufficient votes at the time of the PE REIT II annual meeting to approve such proposal.

If, at the PE REIT II annual meeting, the number of shares of PE REIT II common stock present or represented by proxy and voting for the approval of the proposal to approve the company merger and the other transactions contemplated by the merger agreement is insufficient to approve such proposal, PE REIT II intends to move to adjourn the PE REIT II annual meeting to another place, date or time in order to enable the PE REIT II Board to solicit additional proxies for approval of the proposal.

PE REIT II is asking PE REIT II stockholders to approve one or more adjournments of the annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement. Approval of this proposal requires the affirmative vote of at least a majority of all votes cast on such proposal.

Recommendation of the PE REIT II Board

The PE REIT II Board unanimously recommends that PE REIT II stockholders vote FOR the proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PE REIT II annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement.

Other Business

As of the date of this notice, the PE REIT II Board knows of no other business that may properly be brought before the PE REIT II annual meeting.

THE MERGERS

The following is a description of the material aspects of the mergers. While PECO and PE REIT II believe that the following description covers the material terms of the mergers, the description may not contain all of the information that is important to PECO stockholders and PE REIT II stockholders. PECO and PE REIT II encourage PECO stockholders and PE REIT II stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement and the other documents attached to this joint proxy statement/prospectus, for a more complete understanding of the mergers.

General

Each of the PECO Board, the PE REIT II Special Committee and the PE REIT II Board has unanimously declared advisable, and each has unanimously approved, the merger agreement, the mergers and the other transactions contemplated by the merger agreement (including the PECO charter amendment) based on, among other factors, the reasons described below in the sections “—Recommendation of the PECO Board of Directors and Its Reasons for the Mergers” and “—Recommendation of the PE REIT II Board of Directors and Its Reasons for the Mergers.” In the mergers, PE REIT II will merge with and into REIT Merger Sub, with REIT Merger Sub continuing as the Surviving Entity, and OP Merger Sub will merge with and into PE OP II, with PE OP II continuing as the Surviving Partnership. PE REIT II stockholders will receive the merger consideration described below under “The Merger Agreement—Merger Consideration; Effects of the Mergers.”

Background of the Mergers

The board of directors and management teams of each of PECO and PE REIT II periodically and in the ordinary course have, from time to time, evaluated and considered a variety of financial and strategic opportunities as part of their respective long-term strategies to enhance value for their respective stockholders, including potential acquisitions, divestitures, business combinations and other transactions.

On May 9, 2017, PECO, in its capacity as advisor to PE REIT II, presented certain long-term financial projections to the PE REIT II Board. PE REIT II had almost fully invested its available capital, and PECO recommended that the PE REIT II Board begin to consider potential strategic alternatives as a path to full distribution coverage and liquidity for its stockholders. PECO recommended that an external, independent party should present a variety of alternatives for consideration.

On August 3, 2017, an investment banking firm invited by the PE REIT II Board provided the PE REIT II Board with an overview of the current public equity and public REIT markets and preliminary value perspectives on PE REIT II. Additionally, such investment banking firm described a variety of potential liquidity alternatives, including an equity listing or IPO, entity sale to private buyers, public buyers, or PECO, and a full asset-by-asset liquidation, and suggested that the PE REIT II Board retain an independent financial advisor to assist the PE REIT II Board with an evaluation of potential strategic alternatives.

On November 8, 2017, the PECO Board held a regularly scheduled meeting at which members discussed PECO’s long-term strategic plan and discussed the potential for a strategic transaction between PECO and PE REIT II. Devin I. Murphy, Chief Financial Officer, Treasurer and Secretary of PECO, discussed the potential terms and anticipated results of such a transaction, including the potential impact of such a transaction on PECO’s financial and operating metrics. Mr. Murphy presented certain projections regarding the resulting portfolio and the anticipated effects of a potential transaction on PECO’s leverage, dividend coverage, net asset value and other financial metrics. The PECO Board engaged in an extensive discussion regarding the strategic merits and potential impact of such a transaction on PECO. After discussion, the PECO Board authorized PECO management to proceed with submitting a merger proposal to PE REIT II and to seek to negotiate a potential transaction with PE REIT II on customary terms. PECO management was further instructed to report back to the PECO Board from time to time with updates, and to liaise as needed or helpful with Leslie T. Chao, who was also appointed lead independent director at such meeting.

On November 17, 2017, the PECO Board sent a letter to the independent directors of PE REIT II proposing a strategic business combination of PECO and PE REIT II (the “November 17 Letter”). The November 17 Letter listed the merits and potential benefits of a transaction with PECO, including enhanced size and scale, a strengthened balance sheet, an enhanced earnings growth rate, enhanced dividend coverage, the addition of an internal management team, simplified governance and removal of external advisor fees, the benefits of an established and experienced management team, and an efficient path to closing. Mr. Edison proposed in the November 17 Letter, on a preliminary, non-binding basis, an all-stock merger pursuant to which the PE REIT II stockholders would receive 27% of the shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock), PECO would assume all of PE REIT II’s outstanding debt, and each party would be responsible for its own legal and financial advisor fees. The November 17 Letter also proposed that, upon consummation of the merger, PE REIT II would be required to pay PECO, in its capacity as PE REIT II’s advisor pursuant to the terms of the advisory agreement, a disposition fee equal to 2% of PE REIT II’s enterprise value. In the November 17 Letter, Mr. Edison offered a 30-day exclusivity period for negotiations.

Around November 20, 2017, the PECO Board engaged Latham & Watkins as PECO’s outside legal advisor with respect to the proposed transaction.

On November 27, 2017, at a meeting of the Conflicts Committee of the PE REIT II Board, PE REIT II’s outside securities counsel, DLA Piper LLP, advised the Conflicts Committee members of their duties under Maryland law with respect to considering the PECO proposal presented in the November 17 Letter.

On December 8, 2017, the PE REIT II Board formed the PE REIT II Special Committee comprised solely of Messrs. Garrison, McDade and Strong, representing all of the independent directors of PE REIT II, to investigate and analyze a potential combination with PECO or alternatives to a combination with PECO, to negotiate the terms and conditions of any transaction, and to make a recommendation to the full PE REIT II Board with respect to any such transaction. The PE REIT II Board approved a retainer and meeting fees for the PE REIT II Special Committee members and authorized the PE REIT II Special Committee to utilize and retain, at PE REIT II’s expense, such financial and other advisors as the PE REIT II Special Committee deemed necessary or advisable.

On December 11, 2017, the PE REIT II Special Committee held a meeting at which Mr. Garrison, as chair of the PE REIT II Special Committee, and the other members discussed the need to engage legal and financial advisors. The PE REIT II Special Committee agreed that the criteria for selecting advisors included knowledge and experience with REITs, shopping centers and mergers and the absence of any material relationships with PECO or its affiliates. Considering the identified criteria, on December 20, 2018 the PE REIT II Special Committee approved the appointment of Hogan Lovells US LLP (“Hogan Lovells”). The PE REIT II Special Committee formally engaged Hogan Lovells on January 2, 2018.

On January 5, 2018, the PE REIT II Special Committee held a meeting telephonically at which representatives of Hogan Lovells reviewed for the directors on the PE REIT II Special Committee their duties under Maryland law and outlined key next steps, including the engagement of a financial advisor. The PE REIT II Special Committee determined to engage a financial advisor that had appropriate knowledge and experience to advise the PE REIT II Special Committee on the proposed transaction as well as a broad range of possible strategic alternatives.

In late January and early February 2018, the PE REIT II Special Committee met a number of times to consider the qualifications of a number of potential financial advisors, including telephonic meetings with certain investment banks. The PE REIT II Special Committee considered, among other things, the qualifications, knowledge and experience of various investment banks and their current and prior relationships with PE REIT II, PECO and their respective affiliates. On February 9, 2018, the PE REIT II Special Committee approved the engagement of Morgan Stanley & Co. LLC (“Morgan Stanley”) as the PE REIT II Special Committee’s independent financial advisor to assist in analyzing, structuring and negotiating the proposed transaction and possible strategic alternatives. The PE REIT II Special Committee selected Morgan Stanley for a variety of reasons, including its experience with retail REITs, non-traded REITs and mergers and acquisitions, and its experience in representing independent directors and special committees in connection with related party transactions. The PE REIT II Special Committee also considered that Morgan Stanley did not have any material relationships with PE REIT II, PECO or their respective affiliates.

Around that time, the PECO Board authorized Mr. Murphy to pursue the engagement of various financial advisors to PECO. PECO subsequently engaged BofA Merrill Lynch on February 23, 2018, Citigroup Global Markets Inc. (“Citi”) on February 26, 2018 and Goldman Sachs & Co. LLC (“Goldman Sachs”) on July 16, 2018 as financial advisors to PECO given, among other factors, their respective experience, reputation and familiarity with PECO, PE REIT II and their respective businesses. In connection with its engagement, BofA Merrill Lynch disclosed to the PECO Board certain of BofA Merrill Lynch’s material relationships with PECO, PE REIT II and certain of their respective affiliates during the prior two years. At the direction of the PECO Board, BofA Merrill Lynch and Citi began to review, as part of the PECO Board’s evaluation of potential strategic, financial and liquidity alternatives available to PECO, a potential acquisition of PE REIT II.

On February 14, 2018, the PE REIT II Special Committee met telephonically with representatives of Morgan Stanley and Hogan Lovells to, among other things, discuss organizational matters and develop a strategic plan for considering and responding to the PECO proposal presented in the November 17 Letter and for considering other possible alternatives, including pursuing the current strategy of operating as an independent, externally-advised REIT. At the conclusion of the meeting the PE REIT II Special Committee directed Morgan Stanley to prepare an analysis of the PECO proposal presented in the November 17 Letter and other strategic alternatives and authorized Morgan Stanley to engage with PECO and its representatives as necessary to perform the analysis. Representatives of Morgan Stanley had a number of calls and meetings with PECO and its representatives between February 21, 2018 and March 6, 2018 regarding PECO’s business and outlook and the rationale for the terms of the PECO proposal presented in the November 17 Letter, and reviewed financial models and other materials provided by PECO. At PE REIT II Special Committee meetings on February 22 and March 1, 2018, representatives of Morgan Stanley provided the PE REIT II Special Committee and Hogan Lovells with updates on its communications with PECO and the status and timing of its analysis.

On February 21, 2018, PECO met, together with representatives of BofA Merrill Lynch, with representatives of Morgan Stanley telephonically to discuss the November 17 Letter and to clarify the offer terms made by PECO to PE REIT II.

On March 1, 2018, PECO met with Morgan Stanley in the PECO New York offices and presented the PECO proposal contemplated by the November 17 Letter, together with an in-depth review of PECO’s history, operating platform, investment thesis in grocery-anchored shopping centers, overview of PECO’s investment management business, PECO’s long-term financial projections, and the merits of a transaction between PECO and PE REIT II.

On March 5, 2018, PECO met with Morgan Stanley telephonically to address follow-up questions from the March 1, 2018 presentation.

On March 7, 2018, representatives of Morgan Stanley discussed Morgan Stanley’s preliminary analysis to the PE REIT II Special Committee, noting that additional analysis was still required. Representatives of Morgan Stanley addressed the current challenges in the retail real estate market, in particular strip centers, PECO and PE REIT II’s relative position in this sector and provided a preliminary analysis regarding a combination of the two portfolios. Representatives of Morgan Stanley provided a financial analysis of the PECO proposal, including an implied pro forma ownership analysis and a NAV and funds from operations (“FFO”) accretion/dilution analysis, and a broader review of the possible benefits and disadvantages of a combination with PECO. The Morgan Stanley representatives also discussed a preliminary assessment of the relative merits of (i) alternative strategies and transactions, including a stand-alone listing, a liquidation, a sale of the portfolio for cash, or an alternative stock-for-stock merger, and (ii) continuing the current strategy of operating as an independent, externally-advised REIT. In reviewing the benefits and disadvantages of the various alternatives, the Morgan Stanley representatives noted, among other things, the current valuation headwinds for REITs generally and strip center REITs specifically, both in public markets, where strip center REITs were trading at well below net asset value, or NAV, and in private markets, the challenges to PE REIT II effecting a listing given its current scale and external management structure, and the valuation and execution risks, costs and uncertain timing of a liquidation. The Morgan Stanley representatives also noted the challenges of maintaining the status quo given limited access to additional capital, the inability to cover the current dividend with funds from operations and the need to eventually deliver a liquidity event. The Morgan Stanley representatives reviewed potential merger partners and acquisition candidates and provided summaries of non-traded REITs that pursued stand-alone listings. During this discussion, the PE REIT II Special Committee discussed with Morgan Stanley the estimates and assumptions that were used in Morgan Stanley’s preliminary financial analysis, including with respect to general economic, market, interest rate and financial conditions, the availability and cost of capital, occupancy levels and rental rates, operating expenses and capital expenditures, and risks and uncertainties associated with the estimates and assumptions. In addition, the PE REIT II Special Committee noted that each of PECO and PE REIT II had engaged Duff & Phelps, LLC (“Duff & Phelps”) to assist the companies in preparing their respective annual estimated values per share. The PE REIT II Special Committee directed Morgan Stanley to engage with Duff & Phelps and advise the PE REIT II Special Committee of any concerns Morgan Stanley had with respect to the methodologies or assumptions to be used by Duff & Phelps. The PE REIT II Special Committee determined that until Morgan Stanley completed its analysis of the PECO proposal presented in the November 17 Letter, the PE REIT II Special Committee would refrain from responding to such PECO proposal.

On March 15, 2018, representatives of Morgan Stanley met with PECO management telephonically to discuss additional questions that arose from the meeting with the PE REIT II Special Committee regarding financial projections and the presentation delivered on March 1, 2018.

On March 23, 2018, representatives of Morgan Stanley met with PECO telephonically and provided a financial analysis summarizing the financial impacts of a transaction between PECO and PE REIT II, including accretion, dilution, and sensitivities to various financial metrics depending upon ownership split of the Combined Company. PECO shared insights on the analysis and suggested certain assumption changes and sensitivities regarding margins and expenses to support the different portfolios managed by PECO.

On March 29, 2018, representatives of Morgan Stanley discussed an updated version of its March 7, 2018 analysis with the PE REIT II Special Committee. In the discussion, the Morgan Stanley representatives addressed various valuation analyses of PE REIT II and PECO, including stand-alone valuation analyses for both companies based on various methodologies, an illustrative valuation analysis of the Combined Company upon a listing, and an analysis of key assumptions related to PECO’s valuation. The Morgan Stanley representatives also reviewed the relative merits of PE REIT II pursuing alternative transactions or continuing to operate as an independent, externally-advised REIT. The PE REIT II Special Committee directed Morgan Stanley to provide further analysis on a number of items, including PE REIT II’s ability to cover its current dividend rate with funds from operations and to increase its NAV per share as a stand-alone company.

On March 30, 2018, PECO met with representatives of Morgan Stanley telephonically to review the updated financial analysis initially discussed on March 23, 2018 and to discuss questions that arose from the PE REIT II Special Committee meeting on March 29, 2018.

On April 2, 2018, PECO met with representatives of Morgan Stanley telephonically to ask additional questions and clarifications regarding Morgan Stanley’s March 23, 2018 presentation.

On April 4, 2018, representatives of Morgan Stanley met with PECO telephonically to clarify and discuss analyses that Morgan Stanley was preparing to review with the PE REIT II Special Committee.

Also on April 4, 2018, representatives of Morgan Stanley provided to the PE REIT II Special Committee an update with respect to Morgan Stanley’s review of the PE REIT II and PECO NAV per share analyses being conducted by Duff & Phelps to assist the companies in computing their respective estimated values per share, as is required annually by FINRA. In addition, Morgan Stanley provided a PE REIT II dividend coverage analysis on a stand-alone basis, including the estimated number of years before PE REIT II’s current dividend rate would be covered by estimated FFO and adjusted funds from operations (“AFFO”) and the impact to NAV per share each year as a result of needing to utilize other cash sources to fund dividend payments. Representatives of Morgan Stanley discussed its updated financial analysis of the PECO proposal presented in the November 17 Letter and outlined possible responses. The Morgan Stanley representatives advised the PE REIT II Special Committee that if the PECO proposal presented in the November 17 Letter were translated into a traditional merger exchange ratio proposal, after taking into account PECO’s proposed treatment of transaction costs and the disposition fee, the proposal equated to an exchange ratio of approximately 1.73 shares of PECO common stock for each outstanding share of PE REIT II common stock. After extensive discussion, the PE REIT II Special Committee decided to continue deliberating and reconvene in the next several days.

On April 10, 2018, the PE REIT II Special Committee met again telephonically and, with representatives of Morgan Stanley and Hogan Lovells in attendance, discussed the appropriate response to the PECO proposal presented in the November 17 Letter. The PE REIT II Special Committee unanimously agreed that the relative ownership percentage proposed in the PECO proposal presented in the November 17 Letter undervalued PE REIT II and therefore was not in the best interests of PE REIT II and its stockholders, but that subject to certain conditions, including appropriate PE REIT II Board representation, PE REIT II not having to pay PECO a disposition fee, and PECO extending its liquidity deadline, the PE REIT II Special Committee believed a merger with PECO in which PE REIT II stockholders would receive shares of PECO common stock based on a fixed exchange ratio of 2.22 shares of PECO common stock for each outstanding share of PE REIT II common stock would be in the best interest of PE REIT II and its stockholders. The PE REIT II Special Committee reflected these conclusions in a response letter which was delivered to PECO on April 11, 2018 (the “April 11 Letter”). At the direction of the PE REIT II Special Committee, Mr. Garrison, chair of the PE REIT II Special Committee, had a telephone call with Mr. Edison to discuss the April 11 Letter.

On April 12, 2018, representatives of Morgan Stanley, at the direction of the PE REIT II Special Committee, had a telephone call with members of PECO management to discuss the assumptions and methodologies employed by Morgan Stanley in its financial analyses prepared for the PE REIT II Special Committee, the PE REIT II Special Committee’s position with respect to the disposition fee, and assumptions regarding projected transaction expenses.

On April 23, 2018, representatives of Morgan Stanley, at the direction of the PE REIT II Special Committee, had another meeting with members of PECO management to discuss their respective financial analyses and the related assumptions and methodologies, including the potential impact of the existing PECO earn out. Subsequent to this meeting, Mr. Garrison had a call with Mr. Edison to discuss the significant differences in the parties’ expectations regarding the transaction consideration and, given these significant differences, whether further discussions should continue. Also on April 23, 2018, Mr. Murphy met in-person with representatives of Morgan Stanley at PECO’s New York City office to discuss the potential impact a business combination transaction would have on each company’s 2018 and 2019 projected financial metrics.

On April 24, 2018, at a telephonic meeting of the PE REIT II Special Committee, Mr. Garrison and representatives of Morgan Stanley each summarized for the PE REIT II Special Committee and Hogan Lovells the communications they had had with PECO since the PE REIT II Special Committee delivered the April 11 Letter. The Morgan Stanley representatives also provided an update regarding its ongoing diligence on Duff & Phelps’ NAV analyses. Later that day Mr. Garrison spoke with Mr. Edison, and Mr. Edison provided an update on the timing of PECO’s response, Duff & Phelps’ NAV analyses and related matters.

On April 25, 2018, PECO management met telephonically with representatives of Morgan Stanley to provide an overview of PECO’s investment management business as PECO management and the PECO Board believed that PE REIT II’s proposal did not sufficiently or adequately value PECO’s investment management business. This presentation discussed the economic benefits to the investment manager of raising and operating a non-traded REIT and institutional funds. PECO’s projections for the future equity raise in Phillips Edison Grocery Center REIT III were reviewed, and PECO shared projections for different institutional funds that were under evaluation at that time.

On April 26, 2018, Mr. Edison met with Mr. Chao telephonically to provide an update on the discussions between PECO and Morgan Stanley and Mr. Edison and Mr. Garrison. Mr. Edison and Mr. Chao discussed management’s recommendation for PECO’s counterproposal to the PE REIT II Special Committee.

On April 27, 2018, the PE REIT II Special Committee held a telephonic meeting to discuss, among other things, the status of current work streams. Later that day the PE REIT II Special Committee received a response letter from Mr. Edison on behalf of PECO reaffirming PECO’s interest in a business combination transaction (the “April 27 Letter). The April 27 Letter stated that PECO had determined that the proposal presented by the PE REIT II Special Committee in the April 11 Letter was not in the best interests of PECO’s stockholders but that a combination of the companies may be beneficial to their respective stockholders on revised terms. Specifically, PECO proposed in the April 27 Letter an exchange ratio of 1.90 shares of PECO common stock for each outstanding share of PE REIT II common stock, with each party bearing its own transactions costs and expenses and adjustments to the exchange ratio based on these relative costs. When adjustments for these relative costs were taken into account, PECO’s proposal resulted in an implied effective exchange ratio of 1.874 shares of PECO common stock for each outstanding share of PE REIT II common stock. PECO also proposed in the April 27 Letter that no disposition fee would be paid to PECO in connection with the merger, that PE REIT II would have appropriate representation on the board of directors of the Combined Company, and that PECO would seek to amend its charter to remove the deadline of February 2019 for a liquidity event.

On May 1, 2018, representatives of Morgan Stanley, at the direction of the PE REIT II Special Committee, held another meeting with members of PECO management to discuss their respective financial analyses and Duff & Phelps’ NAV analysis.

On May 4, 2018, certain members of PECO management met in person or telephonically, together with representatives of BofA Merrill Lynch, with Mr. Garrison and representatives of Morgan Stanley to discuss a summary of the three proposals to date from the November 17 Letter, the April 11 Letter, and the April 27 Letter. This discussion was also to address the projected impact of the potential earn-out liability from the PECO transaction in 2017 with Phillips Edison Limited Partnership. PECO communicated its belief that achievement of the earn-out objectives and consequent payment of the earn out would be beneficial, not dilutive, to PE REIT II stockholders in the event of a merger transaction, and the challenges and costs to PE REIT II of remaining a stand-alone company.

Later on May 4, 2018, the PE REIT II Special Committee held a meeting telephonically, at which Mr. Garrison and representatives of Morgan Stanley briefed the PE REIT II Special Committee on the meeting they had with PECO earlier that day.

On May 8, 2018, at a telephonic meeting of the PE REIT II Special Committee, with representatives of Morgan Stanley and Hogan Lovells in attendance, Morgan Stanley provided a detailed summary of the May 4, 2018 meeting with PECO, an updated analysis of the value of the PECO investment management platform and an analysis of potential dilution related to the existing PECO earn out, an analysis of the PECO counteroffer and an updated analysis of the relative values of PE REIT II and PECO based on estimated NAVs. After extensive deliberations, and after determining to base its counterproposal principally on the updated relative NAV analysis presented by Morgan Stanley, the PE REIT II Special Committee authorized Mr. Garrison to contact PECO and propose a fixed exchange ratio of 2.07 shares of PECO common stock for each outstanding share of PE REIT II common stock, subject to the other conditions set forth in the April 11 Letter.

On May 9, 2018, Mr. Garrison had a meeting with Mr. Edison and communicated this counterproposal. Mr. Garrison and Mr. Edison also discussed the long-term strategic benefits of a combination between PECO and PE REIT II with respect to capital raising and PECO’s investment management business, the prospects for a listing and the prospects for increasing NAV per share for the Combined Company.

Also on May 9, 2018, the PE REIT II Board approved an estimated net asset value of $22.80 per share of PE REIT II common stock as of March 31, 2018, based in part on a financial analysis prepared for the PE REIT II Board by an independent valuation expert.

Also on May 9, 2018, at a meeting of the PECO Board, with representatives of PECO management and Duff & Phelps in attendance, the PECO Board approved an estimated value per share of $11.05 per share of PECO common stock as of

March 31, 2018, based in part on a valuation analysis prepared for the PECO Board by an independent valuation expert. Mr. Murphy also updated the PECO Board on the status of the proposed transaction, and the PECO Board discussed the April 11 Letter, the proposed exchange ratios and the benefits of the proposed transaction to both PECO and PE REIT II. Following discussion, the PECO Board authorized PECO management to continue discussions with representatives of the PE REIT II Special Committee regarding the exchange ratio and other terms of the proposed transaction.

On May 10, 2018, Mr. Garrison, Dr. Strong and representatives of Morgan Stanley and PECO management met telephonically to discuss potential benefits and certain considerations of the transaction for each party. Morgan Stanley representatives indicated that PECO’s proposed 1.90 exchange ratio was not acceptable to the PE REIT II Special Committee and verbally proposed an exchange ratio based on NAV to NAV, which based on the most recent valuation was an exchange ratio of 2.063 shares of PECO common stock for each outstanding share of PE REIT II common stock. Both sides agreed to continue to refine their respective valuation models based on these discussions.

On May 15, 2018, at a telephonic meeting of the PE REIT II Special Committee, with representatives of Morgan Stanley and Hogan Lovells in attendance, representatives of Morgan Stanley provided the PE REIT II Special Committee with a detailed summary of their meeting with PECO, and the PE REIT II Special Committee discussed certain valuation assumptions, differences in valuing property rental earnings and investment management earnings, and the appropriate treatment of transaction expenses. The PE REIT II Special Committee directed Morgan Stanley to follow-up with PECO with respect to certain questions regarding the computation and reporting of PE REIT II’s and PECO’s respective NAVs per share. On May 16, 2018, representatives of Morgan Stanley had a call with PECO management to address the PE REIT II Special Committee’s questions.

On May 16, 2018, Mr. Edison called Mr. Garrison and proposed a 2.07 fixed exchange ratio, but with the payment by PE REIT II to PECO of a disposition fee and each party bearing its own transaction expenses. Mr. Garrison reported the proposal to the PE REIT II Special Committee and Morgan Stanley and asked Morgan Stanley to summarize it in writing and confirm it with PECO. On May 17, 2018, Morgan Stanley sent PECO management a written summary of Mr. Edison’s proposal and on May 19, 2018, PECO confirmed the accuracy of the summary.

On May 21, 2018, Mr. Garrison discussed with representatives of Morgan Stanley and Hogan Lovells the counterproposal made by Mr. Edison, which included the payment by PE REIT II to PECO of a disposition fee pursuant to the terms of the advisory agreement and required each party to bear its own transaction expenses. Representatives of Morgan Stanley advised Mr. Garrison that if the new PECO proposal were translated into a traditional merger exchange ratio proposal, after taking into account PECO’s proposed treatment of transaction costs and the disposition fee, the proposed equivalent exchange ratio would be approximately 1.98 shares of PECO common stock for each outstanding share of PE REIT II common stock. Subsequent to this call, the PE REIT II Special Committee determined to reject the counterproposal on the grounds that the dilution to PE REIT II’s NAV was too significant, a disposition fee should not be paid in the transaction and transaction expenses should be borne by the Combined Company. On May 23, 2018, Mr. Garrison reported to Mr. Edison that the PE REIT II Special Committee could not accept the counterproposal and explained the rationale. Mr. Garrison advised Mr. Edison that the PE REIT II Special Committee would support a transaction with a 2.063 fixed exchange ratio, with transaction expenses borne by the Combined Company and no disposition fee. Mr. Edison advised Mr. Garrison that PECO would consider and revert.

On May 24, 2018, Mr. Edison called Mr. Garrison and proposed a 2.04 exchange ratio, no disposition fee and transaction expenses to be borne by the Combined Company up to certain caps, beyond which the exchange ratio would be adjusted. At Mr. Garrison’s direction, Morgan Stanley confirmed the terms of the counterproposal with PECO management.

On May 25, 2018, PECO management met with representatives of Morgan Stanley telephonically to discuss transaction expense estimates. PECO management expressed that the projected costs were disproportionate between the parties and costs pertaining to PE REIT II should not unfairly burden PECO stockholders.

On May 30, 2018, at a telephonic meeting of the PE REIT II Special Committee, with representatives of Morgan Stanley and Hogan Lovells in attendance, the Morgan Stanley representatives provided the PE REIT II Special Committee a detailed analysis of the most recent PECO proposal. After discussing the merits of the proposal, the PE REIT II Special Committee directed Mr. Garrison to convey to Mr. Edison a counterproposal with a 2.05 fixed exchange ratio, with no adjustments for transaction expenses, and no disposition fee.

On June 1, 2018, Mr. Garrison met with Mr. Edison to communicate PE REIT II’s counterproposal. After discussing the two proposals, Mr. Edison advised Mr. Garrison that, based on Mr. Edison’s prior discussions with the PECO Board, PE REIT II’s counterproposal would not be acceptable to the PECO Board and reiterated the PECO Board’s proposal for a 2.04 exchange ratio subject to adjustment based on transaction fees with no disposition fee to PECO.

On June 4, 2018, at a telephonic meeting of the PE REIT II Special Committee, with representatives of Morgan Stanley and Hogan Lovells in attendance, Mr. Garrison summarized his meeting with Mr. Edison. The PE REIT II Special Committee, with the assistance of its advisors, deliberated on the proposal. At the direction of the PE REIT II Special Committee, the Morgan Stanley representatives again reviewed its analysis regarding the relative merits of strategic alternatives and the option of continuing to operate as an independent, externally-advised REIT, including the significant hurdles to listing as a stand-alone company, particularly given PE REIT II’s scale and externally-managed structure, the challenges of selling PE REIT II at or close to its NAV given the current discounts to NAV at which comparable listed REITs were trading, the challenge of liquidating PE REIT II’s assets for NAV given the significant time and costs of a liquidation process, and the challenges of maintaining the status quo given PE REIT II’s lack of access to capital, prospects for covering the current dividend rate with funds from operations and need to eventually deliver a liquidity event. Representatives of Hogan Lovells reviewed with the PE REIT II Special Committee members their duties under Maryland law. After further discussion and deliberation, the PE REIT II Special Committee authorized Mr. Garrison to convey to Mr. Edison a counterproposal with a 2.04 fixed exchange ratio, with no adjustments for transaction expenses and no disposition fee.

Also on June 4, 2018, Mr. Garrison communicated PE REIT II’s counterproposal to Mr. Edison. Mr. Edison indicated that he would communicate the proposal to the PECO Board for its consideration.

On June 5, 2018, Mr. Edison asked Mr. Garrison to provide a detailed summary of estimated PE REIT II transaction costs. Mr. Garrison, with the assistance of the PE REIT II Special Committee’s advisors, prepared and provided a detailed estimate to Mr. Edison on June 6, 2018.

On June 7, 2018, the PECO Board held a telephonic meeting with representatives of PECO management, BofA Merrill Lynch, Citi, Latham & Watkins and Venable LLP, PECO’s Maryland counsel, in attendance. PECO management reviewed with the PECO Board certain PECO financial projections. BofA Merrill Lynch then reviewed with the PECO Board certain financial aspects of the proposed transaction. Representatives of Venable LLP discussed the duties of directors of PECO under Maryland law. Members of the PECO Board, including Mr. Edison, disclosed their respective ownership, if any, of PE REIT II securities. As part of this meeting, the independent directors of the PECO Board met in executive session without PECO management.

Also on June 7, 2018, Mr. Edison advised Mr. Garrison that the PECO Board had authorized Mr. Edison to proceed with the PE REIT II Special Committee’s proposal of a 2.04 fixed exchange ratio, with no adjustments for transaction expenses and no disposition fee, on the understanding that the proposed exchange ratio was subject to negotiation of a merger agreement satisfactory to both parties and the completion of legal and financial due diligence satisfactory to both parties. The parties agreed to commence preparing a merger agreement, conducting legal diligence and completing financial due diligence. Shortly thereafter, Hogan Lovells provided PECO with a due diligence request list and was subsequently granted access to an electronic data room containing detailed property-level, financial and corporate due diligence materials.

On June 19, 2018, representatives of Latham & Watkins, counsel for PECO, sent to representatives of Hogan Lovells a draft of the proposed merger agreement.

During the period from June 19, 2018 through July 17, 2018, the parties, along with representatives of each of Latham & Watkins and Hogan Lovells, exchanged drafts and comments on the draft merger agreement and related transaction documents, including the voting agreement to be executed by various executive officers of PECO, and negotiated their respective terms. The negotiations covered various aspects of the transaction, including, among other things, the scope of representations and warranties with respect to, and interim operating covenants restricting the activities of, both parties, the inclusion of a “go shop” provision for PE REIT II and the parameters of the provision once included, the no-solicitation provisions and the standard for the PE REIT II Special Committee to consider alternative acquisition proposals after the expiration of the “go shop” period, the termination fees payable before and after the “go shop” period, the amount of the disposition fee PECO would be entitled to receive under the advisory agreement in the event PE REIT II were to consummate an alternative transaction, the inclusion of a closing condition regarding certain third-party consents, and the composition of the Combined Company board of directors upon closing. During this period, each of the PE REIT II Special Committee and the PECO Board held multiple meetings, with representatives of legal and financial advisors, and the parties’ advisors held numerous calls to negotiate the proposed merger agreement and related agreements.

On June 25, 2018, at a telephonic meeting of the PE REIT II Special Committee, representatives of Hogan Lovells and Morgan Stanley discussed with the PE REIT II Special Committee the initial draft of the proposed merger agreement delivered by PECO’s representatives, identified potential issues and made suggestions for addressing those issues. Among other things, the participants discussed the desirability of a “go shop” period in any definitive merger agreement. Representatives of Hogan

Lovells and Morgan Stanley also updated the PE REIT II Special Committee on the status of legal and financial due diligence. After extensive discussion, the PE REIT II Special Committee provided Hogan Lovells with guidance for responding to the issues discussed and directed Hogan Lovells to revise the merger agreement accordingly, including inserting a “go shop” right for PE REIT II.

On June 27, 2018, Mr. Garrison and Mr. Edison discussed by phone certain of the open points on the proposed merger agreement, including the PE REIT II Special Committee’s intent to include a “go shop” provision in its revisions.

On June 28, 2018, representatives of Hogan Lovells sent to representatives of Latham & Watkins a revised draft of the proposed merger agreement.

On July 2, 2018, representatives of Hogan Lovells and Latham & Watkins met telephonically to discuss open points in the draft merger agreement.

On July 2, 2018, the PECO Board met telephonically, with representatives of Latham and Watkins in attendance, to discuss the ongoing negotiations concerning the proposed transaction. Latham and Watkins led a discussion on certain material issues in the revised draft of the proposed merger agreement, including the termination fees payable before and after the “go shop” period, the amount of the disposition fee PECO would be entitled to receive under the advisory agreement in the event PE REIT II consummated an alternative transaction, the inclusion of a closing condition for obtaining certain third-party consents, and the composition of the Combined Company board of directors upon closing.

On July 3, 2018, Hogan Lovells received a revised draft of the proposed merger agreement from Latham & Watkins. The revised draft indicated that PECO accepted that PE REIT II would have a “go shop” right, but that the parties continued to have a difference of opinion with respect various matters, including the parameters and mechanics of the “go shop” period, the termination fee payable during the “go shop” period, and the inclusion and scope of a PECO closing condition regarding certain third-party consents.

On July 5, 2018, at a telephonic meeting of the PE REIT II Special Committee, representatives of Hogan Lovells and Morgan Stanley discussed with the PE REIT II Special Committee developments regarding the proposed transaction and transaction documentation since the last meeting of the PE REIT II Special Committee, including changes to the proposed merger agreement requested by PECO. Representatives of Hogan Lovells summarized the remaining open issues in the proposed merger agreement and, along with representatives of Morgan Stanley, discussed possible resolutions to those issues. Representatives of Hogan Lovells and Morgan Stanley also updated the PE REIT II Special Committee on the status of legal and financial due diligence. After this discussion, the PE REIT II Special Committee provided Hogan Lovells with its views with respect to the open points on the proposed merger agreement and directed Hogan Lovells to revise the merger agreement accordingly.

On July 8, 2018, representatives of Hogan Lovells and Latham & Watkins met telephonically to discuss open points in the draft merger agreement, including parameters of the “go shop” provision, the closing conditions and other matters, and on July 9, 2018, representatives of Hogan Lovells circulated to representatives of Latham & Watkins a revised draft of the proposed merger agreement.

Also on July 9, 2018, the PECO Board met telephonically with representatives of PECO management, Latham & Watkins and BofA Merrill Lynch in attendance. BofA Merrill Lynch reviewed with the PECO Board certain preliminary financial analyses relating to the proposed transaction. Additionally, BofA Merrill Lynch provided the PECO Board with updated disclosure regarding certain of BofA Merrill Lynch’s material relationships with PECO, PE REIT II and certain of their respective affiliates during the prior two years. The PECO Board also discussed the ongoing negotiations and related matters. As part of the meeting, the independent directors of the PECO Board met in executive session without the presence of PECO management.

On July 12, 2018, representatives of Latham & Watkins sent to representatives of Hogan Lovells a revised draft of the proposed merger agreement.

On July 13, 2018, the PE REIT II Special Committee held a telephonic meeting which initially included only representatives from Hogan Lovells. Representatives of Hogan Lovells provided an update to the PE REIT II Special Committee with respect to whether Morgan Stanley had any material relationships with the parties to the proposed transaction, based on disclosure provided by Morgan Stanley. Following this presentation, the PE REIT II Special Committee reaffirmed its previous conclusion that Morgan Stanley had no material relationships with the parties and thus did not have any conflicts with respect to the proposed transaction. Representatives of Hogan Lovells also reviewed for members of the PE REIT II Special Committee their duties under Maryland law. After Morgan Stanley joined the meeting, representatives of Hogan Lovells and Morgan Stanley summarized the remaining issues in the proposed transaction and discussed possible resolutions thereto. The PE REIT II Special Committee then engaged in discussion regarding the disposition fee that PE REIT II’s advisor, an affiliate of PECO, would be entitled to receive pursuant to the terms of PE REIT II’s advisory agreement in the event PE REIT II were to consummate an alternative transaction. The Morgan Stanley representatives then reviewed with the PE REIT II Special Committee its financial analysis of the proposed merger consideration and the relative merits of alternative transactions and the status quo. Hogan Lovells then provided a detailed summary of the proposed merger agreement and related documents, including PECO’s proposed charter amendment to eliminate the liquidity provision and the voting agreements to be executed by certain PECO executive officers, and including an overview of the key terms of the “go shop,” including timing, process, required notices to PECO and the related termination fee. Representatives of Hogan Lovells and Morgan Stanley also updated the PE REIT II Special Committee on the status of legal and financial due diligence. The PE REIT II Special Committee expressed its consensus that Hogan Lovells and Morgan Stanley should continue to engage in discussions with PECO and Latham & Watkins with a view toward finalizing the merger agreement and related transaction documents, and reaffirmed its next meeting scheduled for July 16, 2018.

On July 14, 2018, Mr. Edison and Mr. Garrison held a telephonic meeting to discuss the remaining issues in the proposed transaction. Mr. Garrison informed Mr. Edison that the PE REIT II Special Committee was continuing its deliberations.

On July 15, 2018, representatives of Hogan Lovells sent a revised version of the proposed merger agreement to representatives of Latham & Watkins.

On July 16, 2018, Latham & Watkins sent a revised version of the proposed merger agreement to representatives of Hogan Lovells. The draft accepted substantially all of the changes included in the July 15, 2018 draft of the proposed merger agreement circulated by Hogan Lovells.

Also on July 16, 2018, at a telephonic meeting of the PE REIT II Special Committee, representatives of Hogan Lovells and Morgan Stanley discussed with the PE REIT II Special Committee developments regarding the proposed transaction and transaction documentation since the last meeting of the PE REIT II Special Committee, including the remaining open issues in the proposed merger agreement. Representatives of Hogan Lovells and Morgan Stanley also updated the PE REIT II Special Committee on the status of legal and financial due diligence. The PE REIT II Special Committee discussed with its advisors the disposition fee that PE REIT II’s advisor, an affiliate of PECO, would be entitled to receive pursuant to the terms of PE REIT II’s advisory agreement in the event PE REIT II consummated an alternative transaction. After this discussion, the PE REIT II Special Committee provided Hogan Lovells with its views with respect to the remaining issues in the proposed merger agreement and the application of the disposition fee provision of the advisory agreement to the consummation of an alternative transaction.

On July 17, 2018, the PECO Board met telephonically with representatives of PECO management, BofA Merrill Lynch, Citi, Latham & Watkins and Venable LLP in attendance at the invitation of the PECO Board. At the meeting, Latham & Watkins provided an update to the PECO Board on the negotiation of the proposed merger agreement and reviewed the resolution of the remaining issues since the last meeting of the PECO Board, and representatives of Venable LLP discussed with the directors their duties under Maryland law. Also at this meeting, BofA Merrill Lynch reviewed with the PECO Board BofA Merrill Lynch’s financial analysis of the exchange ratio provided for in the company merger and rendered an oral opinion, confirmed by delivery of a written opinion dated July 17, 2018, to the PECO Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in the opinion, the exchange ratio provided for in the company merger was fair, from a financial point of view, to PECO. Members of the PECO Board, including Mr. Edison, provided an updated disclosure of their respective ownership, if any, of PE REIT II securities. The independent directors of the PECO Board met in executive session without members of PECO management present. Following discussions and deliberations by the PECO Board, the PECO Board unanimously (i) determined that the mergers and the other transactions contemplated by the merger agreement, including the PECO charter amendment, are advisable and in the best interests of PECO and the PECO stockholders, (ii) approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement, (iii) declared the PECO charter amendment and the company merger and the other transactions contemplated by the merger agreement be submitted for consideration at the PECO stockholder meeting, (iv) resolved to recommend the approval of the PECO charter amendment and the company merger and the other transactions contemplated by the merger agreement to the PECO stockholders, and (v) temporarily suspended PECO’s share repurchase plan and dividend reinvestment plan until the filing of the preliminary proxy statement related to the merger with the SEC unless the PECO Board makes a determination otherwise prior to such time.

Also on July 17, 2018, the PE REIT II Special Committee held a telephonic meeting with representatives of Hogan Lovells and Morgan Stanley participating. During this meeting, representatives of Hogan Lovells updated the PE REIT II Special

Committee on the resolution of the remaining issues in the proposed merger agreement. Representatives of Hogan Lovells then presented a detailed summary of the proposed final terms of the merger agreement and related documents, including the proposed PECO charter amendment and the voting agreements. Representatives of Hogan Lovells also reviewed the directors’ duties under Maryland law, reviewed the scope of legal due diligence performed and reported on the findings, and presented the proposed resolutions to be adopted by the PE REIT II Special Committee. Following this, representatives from Hogan Lovells and Morgan Stanley provided an overview of the “go shop” process contemplated in the most recent draft of the merger agreement, including timing and the companies and firms that Morgan Stanley expected to contact as part of the process, and answered questions and engaged in discussions with the PE REIT II Special Committee regarding the “go shop” provision generally. Morgan Stanley then confirmed that there were no changes to its financial analysis of the merger consideration presented to the PE REIT II Special Committee at the July 13, 2018 meeting, and rendered an oral opinion to the PE REIT II Special Committee, confirmed by delivery of a written opinion dated July 17, 2018, to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Morgan Stanley as set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to holders of PE REIT II’s common stock. Following discussions by the PE REIT II Special Committee and its advisors concerning, among other things, the matters described below under “—Recommendation of the PE REIT II Board of Directors and Its Reasons for the Mergers,” the PE REIT II Special Committee, by unanimous vote of all members, among other things: (i) determined, and recommended that the PE REIT II Board determine, that the mergers and the other transactions contemplated by the merger agreement and the voting agreements were advisable and in the best interests of PE REIT II and the PE REIT II stockholders and PE OP II and its partners; (ii) recommended that the PE REIT II Board approve, on behalf of PE REIT II and its operating partnership, the mergers and the other transactions contemplated by the merger agreement and the voting agreements; and (iii) recommended that the company merger and the other transactions contemplated by the merger agreement be submitted to vote of the stockholders of PE REIT II with the recommendation that the company merger and the other transactions contemplated by the merger agreement be approved.

In addition, in order to assist Morgan Stanley with the solicitation of alternative proposals during the “go shop” period, the PE REIT II Special Committee made certain interpretive determinations with respect to the disposition fee provision of PE REIT II’s advisory agreement with PECO. The advisory agreement provides that, assuming a real estate broker is not involved in the disposition and PECO provides substantial services in connection with the disposition, PECO is entitled to a disposition fee of 1.7% of the sale price, provided that the total disposition fees paid do not exceed the lesser of 6.0% of the sales price and a competitive real estate commission. The PE REIT II Special Committee specifically determined that, pursuant to and in accordance with the terms of the advisory agreement, the disposition fee that would be payable to PECO if it provides substantial services in connection with a sale of substantially all of PE REIT II’s assets to, or a merger with, a third party, would be 1.2% of the sales price (which in the case of a merger would be PE REIT II’s enterprise value).

Following the meeting of the PE REIT II Special Committee on July 17, 2018, the PE REIT II Board held a telephonic meeting, with representatives of Hogan Lovells and Morgan Stanley participating, to consider the proposed transaction. Mr. Garrison summarized for the PE REIT II Board the process undertaken by the PE REIT II Special Committee, the opinion issued to the PE REIT II Special Committee by Morgan Stanley, and the PE REIT II Special Committee’s recommendations to the PE REIT II Board. Representatives of Hogan Lovells sought and received confirmation that all directors were familiar with the terms of the proposed merger agreement and related transactions. Representatives of Hogan Lovells sought and received confirmation that all directors were familiar with Mr. Edison’s conflicts with respect to the proposed transactions, including his ownership of securities and roles as Chief Executive Officer and Chairman of the board of directors of both PECO and PE REIT II. Representatives of Hogan Lovells then presented the proposed resolutions to be adopted by the PE REIT II Board. Following discussions by the PE REIT II Board concerning, among other things, the matters described below under “—Recommendation of the PE REIT II Board of Directors and Its Reasons for the Mergers,” the PE REIT II Board, based upon and in reliance upon the unanimous recommendation of the PE REIT II Special Committee, by unanimous vote of all members, among other things: (i) determined that the mergers and the other transactions contemplated by the merger agreement and the voting agreements were advisable and in the best interests of PE REIT II and the PE REIT II stockholders and PE REIT II’s operating partnership and its partners; (ii) approved, on behalf of PE REIT II and its operating partnership, the mergers and the other transactions contemplated by the merger agreement and the voting agreements; (iii) approved submitting the company merger and the other transactions contemplated by the merger agreement to the stockholders of PE REIT II with the recommendation that the company merger and the other transactions contemplated by the merger agreement be approved; and (iv) temporarily suspended PE REIT II’s share repurchase plan and dividend reinvestment plan until the filing of the preliminary proxy statement related to the merger with the SEC unless the PE REIT II Board makes a determination otherwise prior to such time.

Additionally on July 17, 2018, each of PECO and PE REIT II executed and delivered the merger agreement and related agreements to which it is a party and the voting agreements were executed by the parties thereto.

On July 18, 2018, PECO and PE REIT II each issued press releases announcing the execution of the merger agreement.

In accordance with the terms of the merger agreement, following the execution of the merger agreement, Morgan Stanley, at the direction of the PE REIT II Special Committee, began soliciting inquiries and proposals from third parties. The go shop period expired at 11:59 p.m. (New York City time) on August 15, 2018. During the go shop period, Morgan Stanley contacted 35 third parties, two of which executed confidentiality agreements with PE REIT II. None of the third parties contacted by Morgan Stanley provided PE REIT II with a proposal or offer regarding an alternative acquisition proposal.

Recommendation of the PECO Board of Directors and Its Reasons for the Mergers

The PECO Board has unanimously determined and declared that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the PECO charter amendment, are advisable and in the best interests of PECO and its stockholders. The PECO Board has unanimously approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the PECO charter amendment.

In evaluating the mergers, the PECO Board consulted with PECO’s management and legal and financial advisors. In deciding to declare advisable and approve and adopt the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the PECO charter amendment, and to recommend that the PECO stockholders vote to approve the mergers and the other transactions contemplated by the merger agreement and the PECO charter amendment, the PECO Board considered various factors that it viewed as supporting its decision, including the following material factors described below:

•	The Transactions Deliver Key Strategic and Financial Benefits. The PECO Board expects that the mergers will provide a number of significant potential strategic and financial benefits, including the following:
•	The Combined Company is expected to have a pro forma enterprise value of approximately $6.3 billion (based on the estimated net asset value per share of PECO of $11.05 and the total estimated pro forma outstanding indebtedness of $2.7 billion, including transaction expenses) and a total market capitalization of approximately $3.6 billion (based on the number of issued and outstanding shares of PECO common stock and issued and outstanding PECO OP Units as of June 30, 2018 and the consideration for the mergers), creating a strong leader in the grocery-anchored shopping center REIT category. This increased size and scale would better position the Combined Company for a potential liquidity event through the public markets and may provide the Combined Company with significant cost of capital advantages over smaller REITs.
•	Given that PE REIT II is already operated by PECO management, the two companies are highly complementary and the Combined Company would thus likely benefit from substantial operating and cost efficiencies.
•	The percentage of earnings from real estate would increase from 92% to approximately 97%; real estate earnings are more highly valued in the public equity markets than management fee income, given the long-term recurring nature of owning and operating real estate.
•	Familiarity with Businesses. The PECO Board considered the fact that, because PECO’s management already operates PE REIT II’s business, the PECO Board has extensive knowledge of the business, operations, financial condition, earnings and prospects of each of PECO and PE REIT II, as well as of the current and prospective environment in which PECO and PE REIT II operate, including economic and market conditions.
•	Improvement to the Portfolio Demographics. The PECO Board considered the fact that as a result of the mergers, PECO’s portfolio of properties would improve, among others, in the following respects:
•	Demographics and sales productivity, given the Combined Company’s projected pro forma increases in total occupancy, median household income and population (within three miles), total annualized base rent per square foot (“ABR PSF”) and In-Line ABR PSF;
•	Complementary geographic and tenant diversification; and
•	Higher earnings from real estate operations as compared to asset management operations.
•	Integrated Management. The PECO Board considered the fact that the integrated organizational structure of the Combined Company will simplify PECO’s business model.
•	Opinion of Financial Advisor. The PECO Board considered the financial presentation and opinion, dated July 17, 2018, of BofA Merrill Lynch to the PECO Board as to the fairness, from a financial point of view and as of such date, to PECO of the exchange ratio provided for in the company merger, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, as more fully described in the section entitled “—Opinion of PECO’s Financial Advisor” beginning on page 121.

•	High Likelihood of Consummation. The PECO Board considered the commitment on the part of the PECO parties and the PE REIT II parties to complete the mergers as reflected in their respective obligations under the terms of the merger agreement, and the likelihood that the stockholder approvals and Debt Consents and Amendments needed to complete the mergers would be obtained in a timely manner.
•	Fixed Exchange Ratio. The PECO Board also considered that the fixed exchange ratio, which will not fluctuate, provides certainty as to the pro forma percentage ownership of the Combined Company by PECO stockholders and PE REIT II stockholders, respectively.
•	Continued Distributions. The PECO Board considered the fact that the merger agreement permits PECO to continue to pay its stockholders certain regular distributions in the ordinary course of business and otherwise to continue to conduct its business in the ordinary course in the period between the execution of the merger agreement and the effective time of the company merger, subject only to limitations and restrictions on the taking of certain prescribed actions.
•	PE REIT II Go Shop and Termination Fee. The PECO Board considered the fact that the merger agreement contemplates that PE REIT II will pay PECO a termination fee equal to (i) $15,850,000 in connection with entering into and carrying out any and all acts contemplated by the merger agreement if PE REIT II terminates the merger agreement during the “go shop” period after complying with applicable provisions to enter into an agreement for a Superior Proposal in connection with the “go shop” process or (ii) $31,700,000 if after the “go shop” period, PE REIT II terminates the merger agreement and eventually consummates a Superior Proposal outside of the “go shop” process within 12 months of such termination (provided the various conditions and procedural requirements set forth in the merger agreement are met).
•	PECO Adverse Recommendation Change. The PECO Board considered the fact that the merger agreement provides PECO with the ability to change or withdraw its recommendation in the instance of a PECO Intervening Event (as defined below in “The Merger Agreement—Covenants and Agreements—Change in Recommendation with Intervening Events”).

The PECO Board also considered a variety of risks and other potentially negative factors concerning the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the following material factors:

•	the risk of diverting management’s focus and resources from operational matters and other strategic opportunities while working to implement the mergers;
•	the risk that, notwithstanding the likelihood of the mergers being completed, the mergers may not be completed, or that completion may be unduly delayed, including the effect of the pendency of the mergers and the effect such failure to be completed may have on PECO’s operating results, particularly in light of the costs incurred in connection with the mergers and the other transactions contemplated by the merger agreement;
•	the risk that the PECO stockholders do not approve the company merger or the PECO charter amendment;
•	the risk that the Debt Consents and Amendments may not be obtained or may be costly or result in adverse changes in terms;
•	the risk that PE REIT II might receive a Competing Proposal during the “go shop” period;
•	the risk that, under the terms of the merger agreement, PE REIT II has the ability, under certain specified circumstances, to consider an alternative acquisition transaction if the PE REIT II Special Committee determines it constitutes, or would reasonably be expected to lead to a Superior Proposal and provides the PE REIT II Board with the ability, under certain specified circumstances, to make a change in recommendation and to terminate the merger agreement following such change in recommendation in order to enter into an agreement with respect to a Superior Proposal upon payment of a termination fee to PECO in the amount of $15,850,000, in connection with the “go shop” process, or $31,700,000, if not in connection with the “go shop” process (in each case, provided the various conditions and procedural requirements set forth in the merger agreement are met);

•	the risk that PECO cannot terminate the merger agreement to enter into an acquisition of PECO by a potential buyer (i.e., although PECO may agree to a merger, consolidation or recapitalization in a manner that would not materially and adversely affect the economic benefits of the mergers to the PE REIT II stockholders or materially delay or impair the ability of PECO and PECO OP to consummate the mergers, a potential buyer would be subject to the terms of the merger agreement, which may discourage a buyer who was interested in acquiring PECO but not PECO and PE REIT II together);
•	the risk that the anticipated strategic and financial benefits of the mergers may not be realized;
•	the risks related to the inherent conflicts of interest because PECO and PE REIT II are affiliated entities with common management and the individuals who comprise the management teams of PE REIT II and PECO are assisting the PE REIT II Board and the PECO Board in connection with the mergers, and some of PECO’s directors and executive officers may have interests with respect to the mergers that are different from, and in addition to, those of PECO stockholders generally, and some of PE REIT II’s directors and executive officers may have interests with respect to the mergers that are different from, and in addition to, those of PE REIT II stockholders generally;
•	the risks associated with PECO’s loss of its asset management fee streams under, and other potential economic benefits of, the advisory agreement that is currently in place between certain PECO parties and PE REIT II;
•	the risks associated with PECO’s waiver of its disposition fee, that would otherwise have been payable under the advisory agreement, in connection with the mergers;
•	the risks of other potential difficulties in integrating the two companies;
•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the mergers;
•	the restrictions on the conduct of PECO’s business prior to the completion of the mergers, which could delay or prevent PECO from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of PECO absent the pending completion of the mergers; and
•	the fact that PECO will be required to temporarily suspend its dividend reinvestment program and share repurchase program;
•	other matters described under the section “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

This discussion of the foregoing information and material factors considered by the PECO Board in reaching its conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the PECO Board in evaluating the merger agreement and the transactions contemplated by the merger agreement, including the PECO charter amendment, and the complexity of these matters, the PECO Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the PECO Board may have given different weight to different factors. The PECO Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the PECO charter amendment.

This explanation of the reasoning of the PECO Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 46.

After careful consideration, for the reasons set forth above, the PECO Board unanimously recommends that PECO stockholders vote (i) FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement, (ii) FOR each of the nominees for election as a director of the PECO Board, (iii) FOR the proposal to approve the PECO charter amendment, (iv) FOR the approval of the non-binding, advisory resolution on executive compensation, (v) for “EVERY YEAR” on the non-binding, advisory vote on the frequency of future non-binding, advisory resolutions on executive compensation and (vi) FOR the proposal to approve one or more adjournments of the PECO annual meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO annual meeting, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement or to approve the PECO charter amendment.

Recommendation of the PE REIT II Board of Directors and Its Reasons for the Mergers

In evaluating the mergers, the merger agreement and the other transactions contemplated by the merger agreement, the PE REIT II Board considered the recommendation of the PE REIT II Special Committee. The PE REIT II Special Committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In reaching their respective determinations, the PE REIT II Board and PE REIT II Special Committee considered a number of factors, including the following material factors which the PE REIT II Board and the PE REIT II Special Committee viewed as supporting their respective decisions with respect to the merger agreement, the mergers and the other transactions contemplated by the merger agreement:

•	the PE REIT II Board’s and PE REIT II Special Committee’s belief that, based on consultation with its advisors, the Combined Company will be better positioned than PE REIT II to achieve a successful liquidity event as a result of significantly increased scale and internalized management;
•	the Combined Company will maintain PE REIT II’s strategy of focusing exclusively on grocery-anchored shopping centers, which have proven to be internet resistant and recession resilient;
•	PE REIT II will not pay any internalization or disposition fees in connection with the mergers;
•	the improved distribution coverage of the Combined Company as compared with the distribution coverage of PE REIT II on a stand-alone basis;
•	the receipt of shares of PECO common stock as merger consideration provides PE REIT II stockholders the opportunity to continue ownership in the Combined Company, which is expected to provide a number of significant potential strategic opportunities and benefits in addition to those listed above, including the following;
•	the Combined Company will benefit from enhanced geographic and tenant diversification;
•	the enhanced size, scale, and financials of the Combined Company will likely improve access to the capital markets, which can be used to support strategic investments to drive growth opportunities;
•	PE REIT II’s stockholders are expected to benefit from the growth prospects of PECO’s investment management business;
•	the Combined Company will retain the PECO Board together with two independent directors from PE REIT II, as well as the PECO management team which has been managing PE REIT II since its inception;
•	the exchange ratio in the company merger is fixed and will not fluctuate as a result of changes in the value of PE REIT II or PECO, which provides certainty as to the pro forma percentage ownership of the Combined Company by the PECO stockholders and PE REIT II stockholders, respectively, and limits the impact of external factors on the merger;
•	the opinion of Morgan Stanley, dated July 17, 2018, to the PE REIT II Special Committee that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of PE REIT II common stock, as more fully described in the section entitled “—Opinion of the PE REIT II Special Committee’s Financial Advisor” beginning on page 128;
•	the Combined Company will be internally-managed, thereby eliminating PE REIT II’s external advisory structure and its obligation to pay fees to its advisor ($13.9 million in 2017);
•	the merger agreement provides PE REIT II a 30-day “go shop” period during which PE REIT II may actively solicit additional acquisition proposals from third parties providing an opportunity to determine if a third party is willing to make a Superior Proposal to the mergers and the other transactions contemplated by the merger agreement and permits PE REIT II to terminate the merger agreement after complying with applicable provisions to enter into an agreement for a Superior Proposal in connection with the “go shop” process upon the payment to PECO of a $15,850,000 termination fee;
•	the PE REIT II Special Committee reviewed possible alternatives to the mergers and the other transactions contemplated by the merger agreement and consulted with the PE REIT II Special Committee’s financial advisor regarding the possible alternatives, including continuing to operate PE REIT II on a stand-alone basis or seeking a business combination with another party, and believes that the mergers and the other transactions contemplated by the merger agreement are the best available option for PE REIT II and its stockholders;

•	the merger agreement permits PE REIT II to continue to pay its stockholders regular monthly dividends in the ordinary course of business through the effective date of the company merger;
•	the company merger is subject to approval by the PE REIT II stockholders, which requires the affirmative vote of a majority of the votes entitled to be cast on the company merger;
•	the intent for the company merger to qualify as a reorganization for U.S. federal income tax purposes resulting in the receipt of shares of PECO common stock in the company merger on a tax-free basis;
•	after expiration of the “go shop” period, the merger agreement provides PE REIT II with the ability, under certain specified circumstances, to consider an acquisition transaction if the PE REIT II Special Committee determines it is reasonably expected to lead to a superior proposal and provides the PE REIT II Board with the ability, under certain specified circumstances, to change its recommendation in favor of the company merger and to terminate the merger agreement following such PE REIT II Board change in recommendation and/or in order to enter into an agreement with respect to a superior proposal outside the “go shop” process upon payment of a $31,700,000 termination fee;
•	the commitment on the part of each of PE REIT II and PECO to complete the mergers as reflected in their respective obligations under the terms of the merger agreement and the absence of any required government consents, and the likelihood that the company merger will be completed on a timely basis and without the challenges frequently encountered integrating unrelated companies, based on, among other things, that PECO has managed PE REIT II and its assets since inception;
•	the fact that each of Jeffrey S. Edison, Devin I. Murphy, R. Mark Addy and Robert F. Myers entered into a voting agreement pursuant to which, among other things, they agreed to vote their shares of PECO common stock and their PECO OP units in favor of the mergers and the PECO charter amendment, and against any action or agreement that would reasonably be expected to result in any condition to the consummation of the mergers not being fulfilled, and against any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement;
•	the fact that, under certain circumstances, PECO will be required to pay PE REIT II a termination fee equal to approximately $75,620,000 if the merger agreement is terminated because the PECO Board changes its recommendation in favor of the company merger and the other transactions contemplated by the merger agreement;
•	the fact that the merger agreement, the mergers and the transactions contemplated by the merger agreement were negotiated on an arm’s length basis between the PE REIT II Special Committee and its advisors, on the one hand, and PECO and its advisors, on the other hand, over a period of approximately eight months; and
•	the other terms of the merger agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the merger agreement.

The PE REIT II Special Committee and the PE REIT II Board also considered a variety of risks and other potentially negative factors in considering the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the following material factors:

•	the company merger will not result in an immediate liquidity event for stockholders of PE REIT II and there is no guarantee that the Combined Company will complete a liquidity event;
•	the risk that a different strategic alternative could prove to be more beneficial to PE REIT II stockholders than the proposed company merger;
•	based on PECO’s current estimated net asset value per share of PECO common stock of $11.05 as of March 31, 2018 and the merger agreement exchange ratio, the PE REIT II merger consideration has an implied net asset value (without adjustment for the parties estimated transaction costs or any other merger-related impacts) of $22.54 per share of PE REIT II common stock compared to the current estimated net asset value per share of PE REIT II common stock of $22.80 as of March 31, 2018 as approved by the PE REIT II Board on May 9, 2018;
•	based on the exchange ratio of 2.04, in the event the mergers are consummated, the total annual dividend that PE REIT II stockholders will receive after closing in respect of each share of PE REIT II common stock will be approximately $1.367 compared to $1.625 prior to the closing of the transaction;
•	under the terms of the merger agreement, PE REIT II must pay to PECO a $15,850,000 termination fee if the merger agreement is terminated in connection with the “go shop” process under certain circumstances and $31,700,000 termination fee if the merger agreement is terminated after the “go shop” period under certain circumstances, which might discourage or deter other parties from proposing an alternative transaction that may be more advantageous to PE REIT II’s stockholders, or which may become payable in circumstances where no alternative transaction or superior proposal is available to PE REIT II;

•	under the terms of PE REIT II’s advisory agreement with PECO, a disposition fee would become payable to PECO in connection with PE REIT II entering into and consummating a competing transaction with a third party (assuming PECO provides a substantial amount of the services in connection with the transaction), which might also deter third parties from proposing alternative transactions;
•	the terms of the merger agreement place limitations following the “go shop” period on the ability of PE REIT II to initiate, solicit or knowingly facilitate, encourage or assist any inquiries or the making of any proposal by or with a third party with respect to a competing transaction and to furnish information to, or enter into discussions with, a third party interested in pursuing an alternative strategic transaction;
•	because the exchange ratio is fixed in the merger agreement and will not fluctuate as a result of changes in the value of PE REIT II or PECO, a decline in the value of PECO unmatched by a similar decline in the value of PE REIT II, or an increase in the value of PE REIT II without a similar increase in the value of PECO, would reduce the relative value of the shares of PECO common stock received by PE REIT II’s stockholders in the company merger;
•	the risk that, while the mergers are expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the mergers will be satisfied or waived, including the receipt of those third party consents required under the merger agreement;
•	the risk of diverting management’s focus and resources from operational matters and other strategic opportunities while working to implement the mergers;
•	the consummation of the company merger is subject to obtaining the PECO merger approval and the PECO charter approval, and the company merger may not close if the PECO stockholders do not approve the company merger or the PECO charter amendment;
•	under the terms of the merger agreement, in certain circumstances, the PECO Board may make a change in recommendation in response to a material event, circumstance, change or development that was not known to the PECO Board prior to the execution of the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the PECO Board prior to the effective time of the company merger, as more fully described in the section entitled “The Merger Agreement—Change in Recommendation with Intervening Events” beginning on page 174;
•	the expenses to be incurred in connection with the mergers;
•	the fact that PE REIT II will be required to temporarily suspend its distribution reinvestment program and share repurchase program;
•	PE REIT II and PECO are affiliated entities with PE REIT II managed by employees of PECO, and there are conflicts of interest inherent where the individuals who comprise the management teams of PE REIT II and PECO are assisting the PECO Board in connection with the mergers and providing certain assistance to PE REIT II; and
•	the types and nature of the risks described under the section entitled “Risk Factors” beginning on page 23.

The PE REIT II Special Committee also considered whether to solicit proposals from third parties prior to entering into the merger agreement. After considering the likelihood that a third party would emerge with a competitive proposal, the right of PE REIT II to actively solicit alternative acquisition proposals during the 30-day “go shop” period and the provisions of the draft merger agreement permitting PE REIT II to terminate the merger agreement to enter into an agreement for a superior proposal, the PE REIT II Special Committee determined to move forward with the transaction without soliciting other proposals before execution of the definitive merger agreement.

This discussion of the foregoing information and material factors considered by the PE REIT II Special Committee and PE REIT II Board in reaching its conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the PE REIT II Special Committee and PE REIT II Board in evaluating the merger agreement and the transactions contemplated by it, and the complexity of these matters, the PE REIT II Special Committee and PE REIT II Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the PE REIT II Special Committee and PE

REIT II Board may have given different weight to different factors. The PE REIT II Special Committee and PE REIT II Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement, the mergers and the other transactions contemplated by the merger agreement.

This explanation of the reasoning of the PE REIT II Special Committee and PE REIT II Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 46.

After careful consideration, for the reasons set forth above, the PE REIT II Board, based on the unanimous recommendation of the PE REIT II Special Committee of the proposals set forth in the following clauses (i), (iii) and (iv), and the PE REIT II Board’s independent consideration of the proposal set forth in clause (ii), unanimously recommends to the PE REIT II stockholders that they vote (i) FOR the proposal to approve the company merger and the other transactions contemplated by the merger agreement, (ii) FOR each of the nominees for election as a director, (iii) FOR the non-binding, advisory proposal to approve the PECO charter amendment in connection with the company merger, and (iv) FOR the proposal to approve one or more adjournments of the PE REIT II annual meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the company merger and the other transactions contemplated by the merger agreement.

Opinion of PECO’s Financial Advisor

Opinion of BofA Merrill Lynch

PECO engaged BofA Merrill Lynch as PECO’s financial advisor in connection with the mergers. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. PECO selected BofA Merrill Lynch as PECO’s financial advisor in connection with the mergers on the basis of BofA Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with PECO, PE REIT II and their respective businesses.

At the July 17, 2018 meeting of the PECO Board held to evaluate the mergers, BofA Merrill Lynch rendered an oral opinion, confirmed by delivery of a written opinion dated July 17, 2018, to the PECO Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in the opinion, the exchange ratio provided for in the company merger was fair, from a financial point of view, to PECO.

The full text of BofA Merrill Lynch’s written opinion, dated July 17, 2018, delivered to the PECO Board is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The written opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the PECO Board for the benefit and use of the PECO Board (in its capacity as such) in connection with and for purposes of the PECO Board’s evaluation of the exchange ratio provided for in the company merger from a financial point of view to PECO. BofA Merrill Lynch’s opinion did not address any terms or other aspects or implications of the mergers (other than the exchange ratio to the extent expressly specified in such opinion) or related transactions and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to PECO or in which PECO might engage or as to the underlying business decision of PECO to proceed with or effect the mergers or related transactions. BofA Merrill Lynch also expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the mergers, any related transactions or any other matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

(i)	reviewed certain publicly available business and financial information relating to PE REIT II and PECO;
(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PE REIT II furnished to or discussed with BofA Merrill Lynch by the management of PECO in its capacity as the sponsor and advisor of PE REIT II, including certain financial forecasts relating to PE REIT II prepared by the management of PECO (such forecasts referred to herein as the “PE REIT II forecasts”);

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PECO furnished to or discussed with BofA Merrill Lynch by the management of PECO, including certain financial forecasts relating to PECO prepared by the management of PECO (such forecasts referred to herein as the “PECO forecasts”);
(iv)	discussed the past and current business, operations, financial condition and prospects of PE REIT II with members of the senior management of PECO (in its capacity as the sponsor and advisor of PE REIT II), and discussed the past and current business, operations, financial condition and prospects of PECO with members of the senior management of PECO;
(v)	reviewed the potential pro forma financial impact of the mergers on the future financial performance of PECO, including the potential effect on PECO’s estimated funds from operations per share and adjusted funds from operations per share, based on the PE REIT II forecasts and PECO forecasts and other information and data provided by the management of PECO;
(vi)	compared certain financial information of PE REIT II and PECO with similar information of other companies BofA Merrill Lynch deemed relevant;
(vii)	reviewed an execution version, provided to BofA Merrill Lynch on July 17, 2018, of the merger agreement; and
(viii)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the management of PECO that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PE REIT II forecasts and the PECO forecasts, BofA Merrill Lynch was advised by PECO, and BofA Merrill Lynch assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PECO as to the future financial performance of PE REIT II, PECO and the other matters covered thereby. At the direction of PECO, BofA Merrill Lynch relied upon the assessments of the management of PECO as to, among other things, (i) the potential impact on PE REIT II and PECO of certain market, competitive and other trends and developments in and prospects for the commercial real estate industry (including the shopping center sector thereof) and related credit and financial markets, (ii) current and future obligations of PE REIT II, PECO and Phillips Edison Limited Partnership (which was acquired by PECO in 2017), (iii) existing and future agreements and arrangements with, and the ability to attract, retain and/or replace, key employees (as applicable), tenants, joint venture partners and other commercial relationships of PE REIT II and PECO, and (iv) the ability to integrate the operations of PE REIT II. BofA Merrill Lynch assumed, with the consent of PECO, that there would be no developments with respect to any such matters that would have an adverse effect on PE REIT II, PECO, the mergers or any related transactions (or the contemplated benefits of the mergers or related transactions) or that otherwise would be meaningful in any respect to BofA Merrill Lynch’s analyses or opinion.

BofA Merrill Lynch did not make and, except for certain third-party prepared net asset valuations on PE REIT II and PECO, was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of PE REIT II, PECO or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of PE REIT II, PECO or any other entity. BofA Merrill Lynch did not evaluate the solvency or fair value of PE REIT II, PECO or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of PECO, that the mergers and related transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the mergers and related transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed or occur that would have an adverse effect on PE REIT II, PECO, the mergers, any related transactions (or the contemplated benefits of the mergers or related transactions) or that otherwise would be meaningful in any respect to BofA Merrill Lynch’s analyses or opinion. BofA Merrill Lynch also assumed, at the direction of PECO, that the mergers would qualify for the tax treatment contemplated by the merger agreement, including that the company merger would qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. BofA Merrill Lynch was advised by PECO, and BofA Merrill Lynch assumed, at the direction of PECO, that each of PE REIT II and PECO has operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its election to be taxed as a REIT and that the mergers and related transactions would not adversely affect such REIT status or operations of the pro forma combined entity resulting from the mergers and related transactions. BofA Merrill Lynch also assumed, at the direction of PECO, that the final executed merger agreement would not differ in any material respect from the execution version reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no opinion or view as to any terms or other aspects or implications of the mergers (other than the exchange ratio to the extent expressly specified in its opinion) or related transactions, including, without limitation, the form or structure of the mergers or related transactions, or any terms, aspects or implications of any charter amendment, voting agreement or other ancillary documents or agreements or any other arrangements, agreements or understandings entered into in connection with, related to or contemplated by the mergers, any related transactions or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to PECO of the exchange ratio provided for in the company merger and no opinion or view was expressed with respect to any consideration received in connection with the mergers or any related transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, BofA Merrill Lynch expressed no opinion or view with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the mergers or related transactions or any related entities, or class of such persons, relative to the exchange ratio or otherwise. Furthermore, BofA Merrill Lynch expressed no opinion or view as to the relative merits of the mergers or any related transactions in comparison to other strategies or transactions that might be available to PECO or in which PECO might engage or as to the underlying business decision of PECO to proceed with or effect the mergers or related transactions. BofA Merrill Lynch did not express any opinion as to what the value of PECO common stock actually would be when issued or the prices at which PECO common stock, PE REIT II common stock or any other securities may trade or otherwise be transferable at any time, including following announcement or consummation of the mergers and related transactions. BofA Merrill Lynch also expressed no opinion or view with respect to, and BofA Merrill Lynch relied, at the direction of PECO, upon the assessments of PECO and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to PECO, PE REIT II, the mergers and related transactions, as to which BofA Merrill Lynch understood that PECO and PE REIT II obtained such advice as they deemed necessary from qualified professionals. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the mergers, any related transactions or any other matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. As PECO was aware, the credit, financial and stock markets, and the industry and geographic regions in which PE REIT II and PECO operate, have experienced and continue to experience volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on PE REIT II, PECO or the mergers or related transactions (or the contemplated benefits of the mergers or related transactions). It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch. Except as described in this summary, PECO imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

In connection with its opinion, BofA Merrill Lynch performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below and certain factors considered is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion and analyses are not readily susceptible to summary description. BofA Merrill Lynch believes that the analyses and factors summarized below must be considered as a whole and in context. BofA Merrill Lynch further believes that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion.

In performing its financial analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of PE REIT II and PECO. The estimates of the future performance of PE REIT II and PECO and other estimates in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by such analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, to PECO of the exchange ratio provided for in the company merger and were provided to the PECO Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of BofA Merrill Lynch regarding the actual values of PE REIT II, PECO or otherwise.

The type and amount of consideration payable in the company merger was determined through negotiations between PECO and the PE REIT II Special Committee, rather than by any financial advisor, and was approved by the PECO Board. The decision to enter into the merger agreement was solely that of the PECO Board. BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the PECO Board in its evaluation of the mergers and related transactions and should not be viewed as determinative of the views of the PECO Board or management with respect to the mergers, any related transactions or the exchange ratio provided for in the company merger.

Financial Analyses

The discussion set forth below under this heading “―Financial Analyses” is a summary of the material financial analyses provided by BofA Merrill Lynch in connection with its opinion, dated July 17, 2018, to the PECO Board. The summary set forth below is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. Future results may differ from those described and such differences may be material. In calculating implied exchange ratio reference ranges as reflected in such analyses, BofA Merrill Lynch (a) compared the low-end of the approximate implied per share equity value reference ranges derived for PE REIT II from such analyses to the high-end of the approximate implied per share equity value reference ranges derived for PECO from such analyses in order to calculate the low-end of the implied exchange ratio reference ranges and (b) compared the high-end of the approximate implied per share equity value reference ranges derived for PE REIT II from such analyses to the low-end of the approximate implied per share equity value reference ranges derived for PECO from such analyses in order to calculate the high-end of the implied exchange ratio reference ranges.

Selected Public Companies Analyses. BofA Merrill Lynch performed separate selected public companies analyses of PE REIT II and PECO in which BofA Merrill Lynch reviewed and compared financial and operating data relating to PE REIT II, PECO and the selected publicly traded companies listed below.

PE REIT II. BofA Merrill Lynch reviewed publicly available financial and other information of PE REIT II and publicly available financial and stock market information of the following 12 selected companies that BofA Merrill Lynch considered generally relevant with operations in the shopping center sector of the commercial real estate industry (collectively referred to as the “PE REIT II selected companies”):

PE REIT II Selected Companies

•	Brixmor Property Group Inc.
•	Cedar Realty Trust, Inc.
•	DDR Corp.
•	Kimco Realty Corporation
•	Kite Realty Group Trust
•	Ramco-Gershenson Properties Trust
•	Retail Opportunity Investments Corp.
•	Retail Properties of America, Inc.
•	Saul Centers, Inc.
•	Urstadt Biddle Properties Inc.
•	Weingarten Realty Investors
•	Whitestone REIT

BofA Merrill Lynch reviewed, among other information, enterprise values of the PE REIT II selected companies, calculated as equity values (based on closing stock prices on July 13, 2018) plus debt, preferred stock and non-controlling interests and less cash and cash equivalents, as a multiple of fiscal year 2018 and fiscal year 2019 estimated earnings before interest, taxes, depreciation and amortization (referred to as “EBITDA”) and per share equity values, based on closing stock prices on July 13, 2018, of the PE REIT II selected companies as a multiple of fiscal year 2018 and fiscal year 2019 estimated FFO per share and fiscal year 2018 and fiscal year 2019 estimated AFFO per share. Financial data of the PE REIT II selected companies were based on research analysts’ estimates available to BofA Merrill Lynch, public filings and other publicly available information. Financial data of PE REIT II was based on the PE REIT II forecasts and other information provided by the management of PECO.

For the PE REIT II selected companies, the overall low to high fiscal year 2018 and fiscal year 2019 estimated EBITDA multiples observed were 13.0x to 19.7x (with a mean of 15.6x and a median of 15.2x) and 12.5x to 20.0x (with a mean of 15.5x and a median of 15.2x), respectively, the overall low to high fiscal year 2018 and fiscal year 2019 estimated FFO per share multiples observed were 8.2x to 17.8x (with a mean of 11.8x and a median of 11.0x) and 8.3x to 16.4x (with a mean of 11.7x and a median of 11.1x), respectively, and the overall low to high fiscal year 2018 and fiscal year 2019 estimated AFFO per share multiples observed were 9.7x to 22.1x (with a mean of 14.8x and a median of 14.2x) and 9.5x to 20.3x (with a mean of 14.4x and a median of 13.9x), respectively.

BofA Merrill Lynch then applied selected ranges of fiscal year 2018 and fiscal year 2019 estimated EBITDA multiples of 14.0x to 16.0x and 13.5x to 15.5x, respectively, selected ranges of fiscal year 2018 and fiscal year 2019 estimated FFO per share multiples of 9.5x to 12.5x and 9.0x to 12.0x, respectively, and selected ranges of fiscal year 2018 and fiscal year 2019 estimated AFFO per share multiples of 11.5x to 15.5x and 11.0x to 15.0x, respectively, derived from the PE REIT II selected companies to corresponding data of PE REIT II based on the PE REIT II forecasts. This analysis indicated approximate implied per share equity value reference ranges for PE REIT II of $13.57 to $18.08 (based on fiscal year 2018 estimated EBITDA multiples), $14.10 to $18.86 (based on fiscal year 2019 estimated EBITDA multiples), $14.78 to $19.44 (based on fiscal year 2018 estimated FFO per share multiples), $14.23 to $18.98 (based on fiscal year 2019 estimated FFO per share multiples), $12.55 to $16.91 (based on fiscal year 2018 estimated AFFO per share multiples) and $12.73 to $17.36 (based on fiscal year 2019 estimated AFFO per share multiples).

PECO. BofA Merrill Lynch reviewed publicly available financial and other information of PECO and publicly available financial and stock market information of the following 19 selected companies that BofA Merrill Lynch considered generally relevant, consisting of the following 12 selected companies with operations in the shopping center sector of the commercial real estate industry (collectively referred to as the “PECO selected REIT companies”) and the following seven selected companies with operations in the asset management industry (collectively referred to as the “PECO selected asset manager companies” and, together with the PECO selected REIT companies, the “PECO selected companies”):

PECO Selected REIT Companies		PECO Selected Asset Manager Companies
•	Brixmor Property Group Inc.	•	Affiliated Managers Group, Inc.
•	Cedar Realty Trust, Inc.	•	Artisan Partners Asset Management Inc.
•	DDR Corp.	•	Ashford Inc.
•	Kimco Realty Corporation	•	Eaton Vance Corp.
•	Kite Realty Group Trust	•	Legg Mason, Inc.
•	Ramco-Gershenson Properties Trust	•	Pzena Investment Management, Inc.
•	Retail Opportunity Investments Corp.	•	WisdomTree Investments, Inc.
•	Retail Properties of America, Inc.
•	Saul Centers, Inc.
•	Urstadt Biddle Properties Inc.
•	Weingarten Realty Investors
•	Whitestone REIT

BofA Merrill Lynch reviewed, among other information, enterprise values of the PECO selected companies, calculated as equity values (based on closing stock prices on July 13, 2018) plus debt, preferred stock and non-controlling interests and less cash and cash equivalents, as a multiple of fiscal year 2018 and fiscal year 2019 estimated EBITDA, to the extent meaningful, and per share equity values, based on closing stock prices on July 13, 2018, of the PECO selected REIT companies as a multiple of fiscal year 2018 and fiscal year 2019 estimated FFO per share and fiscal year 2018 and fiscal year 2019 estimated AFFO per share. Financial data of the PECO selected companies were based on research analysts’ estimates available to BofA Merrill Lynch, public filings and other publicly available information. Financial data of PECO was based on the PECO forecasts and other information provided by the management of PECO.

For the PECO selected REIT companies, the overall low to high fiscal year 2018 and fiscal year 2019 estimated EBITDA multiples observed were 13.0x to 19.7x (with a mean of 15.6x and a median of 15.2x) and 12.5x to 20.0x (with a mean of 15.5x and a median of 15.2x), respectively, the overall low to high fiscal year 2018 and fiscal year 2019 estimated FFO per share multiples observed were 8.2x to 17.8x (with a mean of 11.8x and a median of 11.0x) and 8.3x to 16.4x (with a mean of 11.7x and a median of 11.1x), respectively, and the overall low to high fiscal year 2018 and fiscal year 2019 estimated AFFO per share multiples observed were 9.7x to 22.1x (with a mean of 14.8x and a median of 14.2x) and 9.5x to 20.3x (with a mean of 14.4x and a median of 13.9x), respectively. For the PECO selected asset manager companies, the overall low to high fiscal year 2018 and fiscal year 2019 estimated EBITDA multiples observed were 6.5x to 12.4x (with a mean of 8.9x and a median of 8.2x) and 6.0x to 11.4x (with a mean of 8.3x and a median of 7.7x), respectively.

BofA Merrill Lynch then applied selected ranges of fiscal year 2018 and fiscal year 2019 estimated EBITDA multiples of 14.0x to 16.0x and 13.5x to 15.5x, respectively, selected ranges of fiscal year 2018 and fiscal year 2019 estimated FFO per share multiples of 9.5x to 12.5x and 9.0x to 12.0x, respectively, and selected ranges of fiscal year 2018 and fiscal year 2019 estimated AFFO per share multiples of 11.5x to 15.5x and 11.0x to 15.0x, respectively, derived from the PECO selected REIT companies to corresponding data of PECO’s real estate business based on the PECO forecasts. BofA Merrill Lynch also applied selected ranges of fiscal year 2018 and fiscal year 2019 estimated EBITDA multiples of 7.0x to 9.0x and 6.5x to 8.5x, respectively, derived from the PECO selected asset manager companies to corresponding data of PECO’s asset management business based on the PECO forecasts. This analysis indicated approximate implied per share equity value reference ranges for PECO of $6.58 to $8.78 (based on fiscal year 2018 estimated EBITDA multiples for PECO’s real estate and asset management businesses), $6.79 to $9.22 (based on fiscal year 2019 estimated EBITDA multiples for PECO’s real estate and asset management businesses), $6.97 to $9.15 (based on fiscal year 2018 estimated FFO per share multiples for PECO’s real estate business and fiscal year 2018 estimated EBITDA multiples for PECO’s asset management business), $7.39 to $9.82 (based on fiscal year 2019 estimated FFO per share multiples for PECO’s real estate business and fiscal year 2019 estimated EBITDA multiples for PECO’s asset management business), $6.27 to $8.41 (based on fiscal year 2018 estimated AFFO per share multiples for PECO’s real estate business and fiscal year 2018 estimated EBITDA multiples for PECO’s asset management business) and $6.43 to $8.70 (based on fiscal year 2019 estimated AFFO per share multiples for PECO’s real estate business and fiscal year 2019 estimated EBITDA multiples for PECO’s asset management business).

Utilizing the approximate implied per share equity value reference ranges derived for PE REIT II and PECO described above, BofA Merrill Lynch calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio provided for in the company merger:

Approximate Implied Exchange Ratio Reference Ranges Based On:		Company Merger Exchange Ratio

FY 2018E EBITDA	FY 2019E EBITDA
1.545x – 2.747x	1.529x – 2.775x	2.04x
Approximate Implied Exchange Ratio Reference Ranges Based On:

FY 2018E FFO/EBITDA	FY 2019E FFO/EBITDA
1.614x- 2.788x	1.449x – 2.567x	2.04x
Approximate Implied Exchange Ratio Reference Ranges Based On:

FY 2018E AFFO/EBITDA	FY 2019E AFFO/EBITDA
1.492x – 2.697x	1.464x – 2.698x	2.04x

No company used in the analyses is identical or directly comparable to PECO, PE REIT II or their respective businesses. Accordingly, an evaluation of the results of the analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which PECO, PE REIT II and their respective businesses were compared.

Discounted Cash Flow Analyses.   BofA Merrill Lynch performed separate discounted cash flow analyses of PE REIT II and PECO by calculating the estimated present value (as of September 30, 2018) of the standalone unlevered free cash flows that PE REIT II and PECO’s real estate and asset management businesses, as applicable, each were forecasted to generate during the fourth quarter of the fiscal year ending December 31, 2018 and the full fiscal years ending December 31, 2019 through December 31, 2023 based on the PE REIT II forecasts and the PECO forecasts, respectively.

PE REIT II.   In its discounted cash flow analysis of PE REIT II, BofA Merrill Lynch calculated terminal values for PE REIT II by applying a selected range of terminal forward multiples of 14.0x to 16.0x to the terminal year 2024 estimated EBITDA of PE REIT II. The cash flows and terminal values were then discounted to present value (as of September 30, 2018) using a selected range of discount rates of 6.5% to 7.5%. This analysis indicated an approximate implied per share equity value reference range for PE REIT II of $21.02 to $26.76.

PECO.   In its discounted cash flow analysis of PECO, BofA Merrill Lynch calculated terminal values for PECO by applying a selected range of terminal forward multiples of 14.0x to 16.0x to the terminal year 2024 estimated EBITDA of PECO’s real estate business and a selected range of terminal forward multiples of 7.0x to 9.0x to the terminal year 2024 estimated EBITDA of PECO’s asset management business. The cash flows and terminal values were then discounted to present value (as of September 30, 2018) using selected ranges of discount rates of 6.5% to 7.5% for PECO’s real estate business and 11.0% to 15.0% for PECO’s asset management business. This analysis indicated an approximate implied per share equity value reference range for PECO of $10.21 to $14.13.

Utilizing the approximate implied per share equity value reference ranges derived for PE REIT II and PECO described above, BofA Merrill Lynch calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio provided for in the company merger:

Approximate Implied Exchange Ratio Reference Range	Company Merger Exchange Ratio
1.488x - 2.622x	2.04x

Certain Additional Information

BofA Merrill Lynch observed certain additional information that was not considered part of its financial analyses for its opinion but was noted for informational purposes, including the following:

•	certain third-party prepared net asset valuations of PE REIT II and PECO, which indicated approximate implied per share equity value reference ranges of $21.27 to $24.17 for PE REIT II and $10.35 to $11.75 for PECO and, utilizing these approximate implied per share equity value reference ranges, an approximate implied exchange ratio reference range of 1.810x to 2.335x; and
•	the illustrative pro forma financial impact of the mergers on PECO’s estimated FFO per share and AFFO per share for the fiscal years ending December 31, 2018 and December 31, 2019 based on the PECO forecasts, PE REIT II forecasts and other information provided by the management of PECO, which indicated that the mergers could be dilutive to neutral to PECO’s fiscal year 2018 estimated FFO per share and dilutive to PECO’s fiscal year 2019 estimated FFO per share and fiscal years 2018 and 2019 estimated AFFO per share. Actual results achieved may vary from projected results and variations may be material.

Miscellaneous

PECO has agreed to pay BofA Merrill Lynch for its services as financial advisor to PECO in connection with the mergers an aggregate fee of $2.75 million, of which $1.75 million was payable upon delivery of BofA Merrill Lynch’s opinion and $1 million is contingent upon consummation of the mergers. PECO also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PECO, PE REIT II and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PECO and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, co-arranger and/or joint bookrunner for, and as a lender (including as a swing-line lender and letter of credit lender) to, certain affiliates of PECO and (ii) having provided or providing certain treasury services and products to PECO and certain of its affiliates. From July 1, 2016 through June 30, 2018, BofA Merrill Lynch and its affiliates derived aggregate revenues from PECO and certain of its affiliates (other than PE REIT II and its subsidiaries) of approximately $6 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PE REIT II and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as co-arranger and joint bookrunner for, and as a lender to, certain affiliates of PE REIT II and (ii) having provided or providing certain treasury services and products to PE REIT II and certain of its affiliates. From July 1, 2016 through June 30, 2018, BofA Merrill Lynch and its affiliates derived aggregate revenues from PE REIT II and certain of its affiliates (other than PECO and its subsidiaries) of approximately $2 million for investment and corporate banking services.

Opinion of the PE REIT II Special Committee’s Financial Advisor

The PE REIT II Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the company merger. The PE REIT II Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of the business and affairs of PE REIT II. As part of this engagement, the PE REIT II Special Committee requested that Morgan Stanley evaluate the fairness from a financial point of view of the exchange ratio provided for in the merger agreement to the holders of shares of the PE REIT II common stock. On July 17, 2018, at a meeting of the PE REIT II Special Committee, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing by delivery of a written opinion to the PE REIT II Special Committee, dated July 17, 2018, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of the PE REIT II common stock.

The full text of the written opinion of Morgan Stanley, dated July 17, 2018, is attached to this joint proxy statement/prospectus as Annex D. The opinion sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to, and should, read Morgan Stanley’s opinion and this section summarizing Morgan Stanley’s opinion carefully and in their entirety. Morgan Stanley’s opinion was directed to the PE REIT II Special Committee, in its capacity as such, and addressed only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of shares of the PE REIT II common stock, as of the date of the opinion, and did not address any other aspects or implications of the company merger. It was not intended to, and does not, constitute advice or a recommendation to any stockholder of PE REIT II or of PECO as to how to act or vote in connection with any of the transactions contemplated by the merger agreement.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of PE REIT II and PECO, respectively;
•	reviewed certain internal financial statements and other financial and operating data, concerning PE REIT II and PECO, respectively;
•	reviewed certain financial projections prepared by the managements of PE REIT II and PECO, respectively;
•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the company merger, prepared by the managements of PE REIT II and PECO, respectively;
•	discussed the past and current operations and financial condition and the prospects of PE REIT II, including information relating to certain strategic, financial and operational benefits anticipated from the company merger, with senior executives of PE REIT II;
•	discussed the past and current operations and financial condition and the prospects of PECO, including information relating to certain strategic, financial and operational benefits anticipated from the company merger, with senior executives of PECO;
•	reviewed the pro forma impact of the company merger on PECO’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;
•	compared the financial performance of PE REIT II and PECO with that of certain other publicly-traded companies comparable with PE REIT II and PECO, respectively;
•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•	participated in certain discussions and negotiations among representatives of PE REIT II and PECO and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and
•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by PE REIT II and PECO, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the company merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of PE REIT II and PECO of the future financial performance of PE REIT II and PECO, including the potential impact of recent changes in the U.S. tax laws and regulations pursuant to the TCJA on the future financial performance of PE REIT II and PECO, as to which Morgan Stanley expressed no view or opinion. Morgan Stanley further noted that (i) the actual and estimated financial and operating performance and the share price data it reviewed for companies with publicly traded equity securities that it deemed to be relevant and (ii) the financial terms of certain acquisition transactions that it deemed to be relevant might not, in whole or in part, reflect the potential impact of the TCJA. In addition, Morgan Stanley assumed that the company merger would be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the company merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986 and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the company merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the company merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of PE REIT II and PECO of: (i) the strategic, financial and other benefits expected to result from the company merger; and (ii) the timing and risks associated with the integration of PE REIT II and PECO. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection therewith. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of PECO and PE REIT II and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of PE REIT II’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the PE REIT II common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of PE REIT II or PECO, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to Morgan Stanley as of, July 17, 2018. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving PE REIT II, nor did Morgan Stanley negotiate with any of the parties, other than PECO, which expressed interest to Morgan Stanley in the possible acquisition of PE REIT II or certain of its constituent businesses.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its opinion letter to the PE REIT II Special Committee, dated July 17, 2018. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the managements of PE REIT II and PECO and that are referred to in this joint proxy statement/prospectus as the “PECO Projections” and “PE REIT II Projections,” as applicable, and extrapolations of such financial projections, as described in greater detail in the sections of this joint proxy statement/prospectus titled “—Certain PECO Unaudited Prospective Financial Information” and “—Certain PE REIT II Unaudited Prospective Financial Information,” and certain financial projections based on Wall Street research.

Dividend Discount Analysis

PE REIT II Analysis

Morgan Stanley performed a dividend discount analysis to calculate a range of implied present values of the future forecasted dividends and an estimated “terminal value” for the PE REIT II common stock. The range was determined by adding:

•	the present value (as of September 30, 2018) of estimated future dividends for PE REIT II over the period from September 30, 2018 to December 31, 2023 based on PE REIT II’s projected estimated dividends per share for those periods; and
•	the present value (as of September 30, 2018) of an estimated “terminal value” of the PE REIT II common stock at the end of the year 2023.

In performing its analysis, Morgan Stanley used a discount rate of 7.1% to 8.1%, derived from a cost of equity calculation utilizing the capital asset pricing model. Morgan Stanley calculated an implied terminal enterprise value of PE REIT II as of December 31, 2023, by applying an implied exit capitalization rate of 6.7% to the estimated net operating income (which we refer to as NOI) of PE REIT II for the twelve months ended December 31, 2024 (based on a growth rate of 3% (applied after consultation with the Company’s management) over 2023 NOI provided by the Company’s management). As used by Morgan Stanley in preparing its analysis, “NOI” means the sum of base rent, percentage rent, and recoveries from tenants and other income (excluding straight-line rental income, above and below market rent and lease buyout income), less operating and maintenance, real estate taxes, ground rent, and provision for doubtful accounts from the properties owned by PE REIT II or PECO, as applicable, and was calculated to include potential projected acquisitions and dispositions and pro rata adjustments for joint ventures. The capitalization rate was selected as the mean of the implied trading capitalization rates for selected other publicly traded strip center REITs (which we refer to as the Primary Comparable Companies). The Primary Comparable Companies consisted of the following:

Primary Comparable Companies
Brixmor Property Group Inc. (BRX)
Kimco Realty (KIM)
Retail Opportunity Investments Corp. (ROIC)
Regency Centers Corporation (REG)
Retail Properties of America Inc. (RPAI)
Urban Edge Properties (UE)
Weingarten Realty Investors (WRI)

This analysis resulted in the following implied per share equity value range for PE REIT II:

Implied Per Share Equity Value Reference Range
$22.94 to $28.55

PECO Analysis

Similarly, Morgan Stanley performed a dividend discount analysis to calculate a range of implied present values of the future dividends and an estimated “terminal value” for the PECO common stock. The range was determined by adding:

•	the present value (as of September 30, 2018) of estimated future dividends for PECO over the period from September 30, 2018 to December 31, 2023 based on PECO’s projected estimated dividends per share for those periods, and
•	the present value (as of September 30, 2018) of an estimated “terminal value” of the PECO common stock at the end of the year 2023.

In performing its analysis, Morgan Stanley used a discount rate of 7.0% to 8.0%, derived from a cost of equity calculation utilizing the capital asset pricing model, except (i) with respect to investment management fee EBITDA from current assets under management, for which a discount rate of 13.5% as provided by PE REIT II’s management, was used, and (ii) with respect to projected additional investment management fee EBITDA, for which a discount rate of 20% as provided by PECO’s management, was used. Morgan Stanley calculated an implied terminal enterprise value of PECO as of December 31, 2023, by applying an implied exit capitalization rate of 6.7% to the forecasted NOI of PECO for the twelve months ended December 31, 2024. The capitalization rate was selected as the mean of the implied trading capitalization rates for the Primary Comparable Companies.

This analysis resulted in the following implied per share equity value range for PECO:

Implied Per Share Equity Value Reference Range
$11.23 to $14.29

Following this analysis, Morgan Stanley then compared the ranges of implied equity values for each of PE REIT II and PECO. First, Morgan Stanley compared the lowest implied equity value per share for PECO to the highest implied equity value per share for PE REIT II to derive the highest exchange ratio implied by each pair of estimates. Second, Morgan Stanley compared the highest implied equity value per share for PECO to the lowest implied equity value per share for PE REIT II to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratio range resulting from this analysis, as compared to the exchange ratio of 2.040x provided for in the company merger, was:

Implied Exchange Ratio Range
1.606x to 2.541x

Comparable Public Companies Analysis

Morgan Stanley used publicly available financial information, ratios and market multiples relating to PE REIT II and PECO with equivalent data for companies that share similar business characteristics with PE REIT II and PECO to derive an implied equity value reference range. Morgan Stanley analyzed certain trading multiples of the Primary Comparable Companies. None of the Primary Comparable Companies are identical to PE REIT II or PECO. However, the Primary Comparable Companies were chosen because they are publicly traded strip center REITs with operations that, for purposes of the analysis of Morgan Stanley, may be considered similar to those of PE REIT II and PECO, including primarily the ownership of shopping centers, as well as tenure in the public markets, capitalization strategies, relative market position and management leadership qualities.

For purposes of this analysis, Morgan Stanley analyzed certain statistics for each of these companies for comparison purposes, including the ratios of share price to consensus Wall Street research analyst (referred to as Street consensus) estimated funds from operations (which we refer to as FFO) for each of calendar years 2018 and 2019, estimated adjusted funds from operations (which we refer to as AFFO) for each of calendar years 2018 and 2019, and estimated earnings before interest, taxes, depreciation and amortization (which we refer to as EBITDA) for the calendar year 2018. Morgan Stanley also analyzed estimated implied capitalization rates. The multiples and ratios for each of the Primary Comparable Companies were calculated using their respective closing prices on July 10, 2018, and were based on the most recent publicly available information and Street consensus estimates.

The following presents the results of this analysis:

	FFO Multiple		AFFO Multiple		EBITDA Multiple	Capitalization Rate (Implied)
	2018	2019	2018	2019	2018
Brixmor Property Group Inc. (BRX)	8.6x	8.5x	11.3x	11.2x	13.1x	8.4%
Kimco Realty (KIM)	11.5x	11.3x	14.8x	14.5x	16.1x	7.3%
Retail Opportunity Investments Corp. (ROIC)	16.2x	15.7x	20.8x	19.4x	19.2x	5.1%
Regency Centers Corporation (REG)	16.5x	15.8x	19.7x	18.9x	18.6x	5.8%
Retail Properties of America Inc. (RPAI)	12.7x	12.0x	18.1x	16.7x	15.2x	7.5%
Urban Edge Properties (UE)	17.1x	16.1x	23.3x	21.0x	17.5x	6.2%
Weingarten Realty Investors (WRI)	13.3x	12.9x	16.3x	15.7x	16.6x	6.6%
Mean	13.7x	13.2x	17.8x	16.8x	16.6x	6.7%

Morgan Stanley then used these multiple ranges to derive separate implied per share equity value reference ranges for PE REIT II and PECO using each of the metrics reviewed by applying the range derived from the Primary Comparable Companies for each metric to the corresponding metric for PE REIT II and PECO, as provided by their management, and adjusting for capital structure as appropriate (i.e., the EBITDA multiple and capitalization rate).

The following presents the results of this analysis:

	FFO Multiple		AFFO Multiple		EBITDA Multiple	Capitalization Rate (Implied)
Ranges	2018	2019	2018	2019	2018
PE REIT II value per share	$18.27 to $24.52	$17.73 to $24.08	$17.26 to $21.64	$17.15 to $21.79	$16.48 to $20.83	$17.81 to $24.67
PECO value per share	$8.72 to $11.70	$9.73 to $13.21	$9.00 to $11.29	$9.81 to $12.47	$8.55 to $10.71	$7.79 to $11.28

Following this analysis, Morgan Stanley then compared the ranges of the implied equity values for each of PE REIT II and PECO. For each comparison, Morgan Stanley first compared the lowest implied equity value per share for PECO to the highest implied equity value per share for PE REIT II to derive the highest exchange ratio implied by each pair of estimates. Second, Morgan Stanley compared the highest implied equity value per share for PECO to the lowest implied equity value per share for PE REIT II to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratio ranges resulting from this analysis, as compared to the exchange ratio of 2.040x provided for in the company merger, were:

Implied Exchange Ratio Range
2018 FFO	1.562x to 2.812x
2019 FFO	1.342x to 2.475x
2018 AFFO	1.530x to 2.404x
2019 AFFO	1.375x to 2.221x
2018 EBITDA	1.539x to 2.435x
Capitalization Rate	1.579x to 3.168x

No company utilized in the comparable company analysis is identical to PE REIT II or PECO. In evaluating Primary Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond PE REIT II’s and PECO’s control. These include, among other things, the impact of competition on PE REIT II, PECO and the industry in which they operate generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of PE REIT II, PECO or the industry in which they operate, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company data.

Other Information

Morgan Stanley observed certain additional factors that were not considered part of Morgan Stanley’s financial analyses with respect to its opinion but were referenced for informational purposes, including the following:

Contribution Analysis

For reference only, Morgan Stanley performed a contribution analysis which reviewed the pro forma contribution of each of PE REIT II and PECO to the combined entity and implied contributions based on certain operational and financial metrics using management plans for both PE REIT II and PECO. Such operational and financial metrics included 2018 and 2019 NOI (from real estate assets only and, for purposes of PECO, excluding the effect of PECO’s investment manager), EBITDA, FFO, AFFO, and net asset value (which we refer to as NAV) as a per share estimate. Morgan Stanley derived an implied pro forma contribution for each of PE REIT II and PECO by dividing each company’s FFO, AFFO and NOI estimates by the combined FFO, AFFO and NOI estimates for both companies. Morgan Stanley also derived the implied pro forma contribution for each company by dividing the NAV per share of each of the companies by the combined NAV per share estimates. Morgan Stanley performed the contribution analysis for NOI on both an unlevered and levered basis (by adjusting for other tangible assets, including cash, debt, and other tangible liabilities) and performed the contribution analysis for EBITDA on an unlevered and levered basis (by deducting each company’s net debt from its unlevered contribution to enterprise value).

Such analysis resulted in the following implied pro forma contributions (all dollar amounts are in millions, except per share amounts):

	PE REIT II	PECO	PE REIT II (% Contributed)	PECO (% Contributed)
Income Estimates (Unlevered & Leverage Adjusted)
2018 NOI	$121	$265	31% (Unlevered) / 32% (Leverage Adjusted)	69% (Unlevered) / 68% (Leverage Adjusted)
2019 NOI	$129	$273	32% (Unlevered) / 33% (Leverage Adjusted)	68% (Unlevered) / 67% (Leverage Adjusted)
2018 EBITDA	$102	$249	29% (Unlevered) / 28% (Leverage Adjusted)	71% (Unlevered) / 72% (Leverage Adjusted)
2019 EBITDA	$108	$284	28% (Unlevered) / 26% (Leverage Adjusted)	72% (Unlevered) / 74% (Leverage Adjusted)
Levered Income Estimates
2018 FFO	$73	$172	30%	70%
2019 FFO	$74	$202	27%	73%
2018 AFFO	$51	$132	28%	72%
2019 AFFO	$54	$154	26%	74%
Net Asset Value Estimates (per share)
2017 NAV	$22.75	$11.00	29%	71%
2018 NAV	$22.80	$11.05	29%	71%

Morgan Stanley noted that the exchange ratio of 2.040 shares of PECO common stock to one share of PE REIT II common stock would result in pro forma ownership of the combined company for holders of the PE REIT II common stock equal to approximately 29.2% based on PE REIT II’s and PECO’s fully diluted shares outstanding as of March 31, 2018.

Net Asset Value

For reference only, Morgan Stanley also reviewed NAV estimates for shares of PE REIT II common stock and PECO common stock provided by their management. The range of NAV estimates for shares of PE REIT II stock as of March 31, 2018 was $21.27 to $24.17 and the range of NAV estimates for shares of PECO common stock as of March 31, 2018 was $10.35 to $11.75. Morgan Stanley then identified the highest implied exchange ratio and the lowest implied exchange ratio to derive the following implied exchange ratio range, as compared to the exchange ratio of 2.040x provided for in the company merger:

Implied Exchange Ratio Range
1.810x to 2.335x

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of PE REIT II or PECO.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond PE REIT II or PECO’s control. These include, among other things, the impact of competition on the businesses of PE REIT II and PECO and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of PE REIT II, PECO or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of shares of PE REIT II common stock and in connection with the delivery of its opinion as of July 17, 2018 to the PE REIT II Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which shares of PECO common stock might actually trade.

The exchange ratio provided for in the company merger was determined through negotiations on an arm’s length basis between the PE REIT II Special Committee and the PECO Board and was unanimously approved by each of the PE REIT II Board, following the recommendation of the PE REIT II Special Committee, and the PECO Board. Morgan Stanley provided advice to the PE REIT II Special Committee during these negotiations but did not, however, recommend any specific consideration to the PE REIT II Special Committee, nor did Morgan Stanley opine that any specific consideration to be received by PE REIT II’s stockholders constituted the only appropriate form or amount of consideration for the company merger.

Morgan Stanley’s opinion and its presentation to the PE REIT II Special Committee was one of many factors taken into consideration by the PE REIT II Special Committee in deciding to recommend to the PE REIT II Board to approve and adopt the merger agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the recommendation of the PE REIT II Special Committee, with respect to the consideration to be received by PE REIT II’s stockholders pursuant to the merger agreement or of whether the PE REIT II Special Committee would have been willing to agree to a different form or amount of consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley’s opinion was not intended to, and does not, express an opinion or a recommendation as to how any stockholder of PE REIT II or of PECO should act or vote in connection with any of the transactions contemplated by the merger agreement. Morgan Stanley’s opinion did not address any other aspect of the company merger.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of PE REIT II or any other company, or any currency or commodity, that may be involved in the company merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the PE REIT II Special Committee with financial advisory services and a financial opinion, and PE REIT II has agreed to pay Morgan Stanley a fixed fee of $6,500,000, consisting of $1,500,000 which was payable upon delivery of its financial opinion and $5,000,000 which is contingent and payable upon the closing of the company merger, and an incentive fee of up to $3,500,000 which is payable in the sole discretion of PE REIT II upon the closing of the company merger. PE REIT II has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, PE REIT II has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not provided financial advisory or financing services to PE REIT II or PECO and, accordingly, have not received fees in connection with the provision of such services. Morgan Stanley and its affiliates may seek to provide financial advisory and financing services to PE REIT II and PECO and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Certain PECO Unaudited Prospective Financial Information

PECO does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the mergers and the other transactions contemplated by the merger agreement, PECO’s management prepared and provided to the PECO Board in connection with its evaluation of the mergers and the other transactions contemplated by the merger agreement certain unaudited prospective financial information regarding PECO’s operations for years 2018 through 2023 (the “PECO Projections”). The PECO Projections also were provided to PECO’s financial advisor, BofA Merrill Lynch, and the PE REIT II Special Committee’s financial advisor, Morgan Stanley, for their respective use and reliance in connection with the financial analyses and opinions described under the headings “—Opinion of PECO’s Financial Advisor” and “—Opinion of the PE REIT II Special Committee’s Financial Advisor,” respectively. The summary below of the PECO Projections is included for the purpose of providing PECO stockholders and PE REIT II stockholders access to certain nonpublic information that was furnished to certain parties in connection with the mergers and the other transactions contemplated by the merger agreement, and such information may not be appropriate for other purposes, and is not included to influence the voting decision of any PECO stockholder or PE REIT II stockholder.

The PECO Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. The inclusion of the PECO Projections should not be regarded as an indication that such information is necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the PECO Projections. The PECO Projections included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, PECO’s management.

While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including, without limitation, assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to PECO’s business) that are inherently subjective and uncertain and are beyond the control of PECO’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to PECO’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. PECO stockholders and PE REIT II stockholders are urged to review PECO’s historical results of operations and financial condition and capital resources, including in PECO’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached hereto as Annex E.

None of PECO, PE REIT II or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

PECO UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

PECO and PE REIT II may calculate certain non-GAAP financial metrics, including EBITDA, FFO, AFFO and NOI using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to PECO and the PE REIT II Special Committee may not be directly comparable to one another.

PECO has not made and makes no representation to PE REIT II or any PECO stockholder or PE REIT II stockholder, in the merger agreement or otherwise, concerning the below unaudited prospective financial information or regarding PECO’s ultimate performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, PECO urges all PECO stockholders and PE REIT II stockholders not to place undue reliance on such information and to review PECO’s most recent SEC filings for a description of PECO’s reported financial results.

PECO and PE REIT II do not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of PECO and PE REIT II has prepared the prospective financial information set forth below to provide PECO stockholders and PE REIT II stockholders access to certain nonpublic information that was furnished to certain parties in connection with the mergers and the other transactions contemplated by the merger agreement, and such information may not be appropriate for other purposes, and is not included to influence the voting decision of any PECO stockholder or PE REIT II stockholder. The prospective financial information below was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the management of PECO and PE REIT II, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of PECO and PE REIT II. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither the independent auditors of PECO and PE REIT II, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The following table presents a summary of the PECO Projections prepared by PECO management for the years ending 2018 through 2023 for PECO on a standalone basis, with all figures rounded to the nearest million (except per share amounts).

	Year Ending December 31,
	2018E	2019E	2020E	2021E	2022E	2023E
	($ in millions)
NOI(1)	$264	$272	$303	$335	$365	$397
EBITDA(2)	$250	$278	$326	$369	$410	$469
FFO(3)	$172	$202	$236	$263	$289	$330
AFFO(4)	$132	$154	$189	$230	$255	$296
Annual Distribution Paid Per Share(5)	$0.67	$0.67	$0.67	$0.67	$0.67	$0.67
(1)	As used in this table, “NOI” is defined as the sum of base rent, percentage rent, and recoveries from tenants and other income, less operating and maintenance, real estate taxes, ground rent, and provision for doubtful accounts from the properties owned by PECO as well as potential projected acquisitions and dispositions. NOI excludes straight-line rental income, above and below market rent, and lease buyout income. NOI is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.
(2)	As used in this table, “EBITDA” is defined as FFO (as defined below) plus interest expense and equity compensation, net. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cash flow measurement and should be considered only as a supplement to net income computed in accordance with GAAP as a measure of PECO’s financial performance.
(3)	As used in this table, “FFO” represents NOI (as defined above) plus fee income, straight-line rents, amortization of in-place leases, and pro rata JV interest less corporate G&A expenses and interest expense. FFO is a non-GAAP financial measure and should be considered only as a supplement to net income computed in accordance with GAAP as a measure of PECO’s performance.
(4)	As used in this table, “AFFO” adjusts FFO for straight-line rents, amortization of in-place leases, defined financing costs amortization, cash equity compensation, net, gain or loss on the extinguishment of debt, pro rata JV interest, tenant improvements, leasing costs and maintenance capital expenditures. AFFO is a non-GAAP financial measure and should be considered only as a supplement to net income computed in accordance with GAAP as a measure of PECO’s performance.
(5)	As used in this table, “Annual Distribution Paid Per Share” is defined as the amount of distributions per share declared by the PECO Board and paid annually by PECO to its stockholders.

Certain PE REIT II Unaudited Prospective Financial Information

PE REIT II does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the mergers and the other transactions contemplated by the merger agreement, PE REIT II’s management prepared and provided to the PE REIT II Special Committee in connection with its evaluation of the mergers and the other transactions contemplated by the merger agreement certain unaudited prospective financial information regarding PE REIT II’s operations for years 2018 through 2023 (the “PE REIT II Projections”). The PE REIT II Projections also were provided to PECO, the PE REIT II Special Committee’s financial advisor, Morgan Stanley, and PECO’s financial advisor, BofA Merrill Lynch, for their respective use and reliance in connection with the financial analyses and opinions described under the headings “—Opinion of the PE REIT II Special Committee’s Financial Advisor” and “—Opinion of PECO’s Financial Advisor,” respectively. The summary below of the PE REIT II Projections is included for the purpose of providing PE REIT II stockholders and PECO stockholders access to certain nonpublic information that was furnished to certain parties in connection with the mergers and the other transactions contemplated by the merger agreement, and such information may not be appropriate for other purposes, and is not included to influence the voting decision of any PE REIT II stockholder or PECO stockholder.

The PE REIT II Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. The PE REIT II Projections also were prepared without regard to the impacts of the mergers and assume, among other things, that PE REIT II’s advisory agreement with Phillips Edison NTR II LLC will remain in place throughout the projection period. The inclusion of the PE REIT II Projections should not be regarded as an indication that such information is necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the PE REIT II Projections. The PE REIT II Projections included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, PE REIT II’s management.

While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to PE REIT II’s business) that are inherently subjective and uncertain and are beyond the control of PE REIT II’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to PE REIT II’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. PE REIT II stockholders and PECO stockholders are urged to review PE REIT II’s historical results of operations and financial condition and capital resources, including in PE REIT II’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached hereto as Annex F.

None of PE REIT II, PECO or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

PE REIT II UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

PE REIT II and PECO may calculate certain non-GAAP financial metrics, including EBITDA, FFO, AFFO and NOI using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to the PE REIT II Special Committee and PECO may not be directly comparable to one another.

PE REIT II has not made and makes no representation to PECO or any PE REIT II stockholder or PECO stockholder, in the merger agreement or otherwise, concerning the below unaudited prospective financial information or regarding PECO’s ultimate performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, PE REIT II urges all PE REIT II stockholders and PECO stockholders not to place undue reliance on such information and to review PE REIT II’s most recent SEC filings for a description of PE REIT II’s reported financial results.

Neither the independent auditors of PECO and PE REIT II, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The PE REIT II Projections were based on numerous variables and assumptions and estimates regarding, among other things, future interest rates, pro rata joint venture adjustments, the level of future investments by PE REIT II and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by PE REIT II, the ability to refinance certain of PE REIT II’s outstanding indebtedness and the terms of any such refinancing, future market rental rates, property occupancy, lease renewals and capital expenditures.

The following table presents a summary of the PE REIT II Projections prepared by PE REIT II management for the years ending 2018 through 2023 for PE REIT II on a standalone basis, with all figures rounded to the nearest million (except per share amounts).

	Year Ending December 31,
	2018E	2019E	2020E	2021E	2022E	2023E
	($ in millions)
NOI(1)	$119	$123	$130	$135	$137	$140
EBITDA(2)	$106	$111	$118	$122	$123	$126
FFO(3)	$73	$74	$76	$79	$80	$83
AFFO(4)	$51	$54	$57	$64	$68	$70
Annual Distribution Paid Per Share(5)	$1.63	$1.63	$1.63	$1.63	$1.63	$1.63
(1)	As used in this table, “NOI” is defined as the sum of base rent, percentage rent, and recoveries from tenants and other income, less operating and maintenance, real estate taxes, ground rent, and provision for doubtful accounts from the properties owned by PE REIT II as well as potential projected acquisitions and dispositions. NOI excludes straight-line rental income, above and below market rent, and lease buyout income. NOI is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.
(2)	As used in this table, “EBITDA” is defined as FFO (as defined below) plus interest expense and equity compensation, net. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cash flow measurement and should be considered only as a supplement to net income computed in accordance with GAAP as a measure of PE REIT II’s financial performance.
(3)	As used in this table, “FFO” represents NOI (as defined above) plus fee income, straight-line rents, amortization of in-place leases, and pro rata JV interest less corporate G&A expenses and interest expense. FFO is a non-GAAP financial measure and should be considered only as a supplement to net income computed in accordance with GAAP as a measure of PE REIT II’s performance.
(4)	As used in this table, “AFFO” adjusts FFO for straight-line rents, amortization of in-place leases, defined financing costs amortization, cash equity compensation, net, gain or loss on the extinguishment of debt, pro rata JV interest, tenant improvements, leasing costs and maintenance capital expenditures. AFFO is a non-GAAP financial measure and should be considered only as a supplement to net income computed in accordance with GAAP as a measure of PE REIT II’s performance.
(5)	As used in this table, “Annual Distribution Paid Per Share” is defined as the amount of distributions per share declared by the PE REIT II Board and paid annually by PE REIT II to its stockholders.

Interests of PECO’s Directors and Executive Officers in the Mergers

None of PECO’s executive officers or members of the PECO Board is party to an arrangement with PECO, or participates in any PECO plan, program or arrangement, that provides such executive officer or board member with financial incentives that are contingent upon the consummation of the mergers.

As of August 28, 2018, Messrs. Edison and Addy beneficially owned 51,111.11 and 2,960.61 shares of PE REIT II common stock, respectively. Upon the consummation of the mergers, they will each receive a number of shares of PECO common stock consistent with the exchange ratio.

Interests of PE REIT II’s Directors and Executive Officers in the Mergers

In considering the recommendation of the PE REIT II Board to approve the mergers and the other transactions contemplated by the merger agreement, PE REIT II stockholders should be aware that directors of PE REIT II have certain interests in the mergers that may be different from, or in addition to, the interests of PE REIT II stockholders generally. The PE REIT II Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement. These interests include the interests described below in this section.

Treatment of PE REIT II Equity Awards

PE REIT II Restricted Shares

PE REIT II’s independent directors hold restricted shares of PE REIT II issued pursuant to the PE REIT II independent director stock plan. Except as described below, at the effective time of the company merger, each of these outstanding restricted shares of PE REIT II common stock will vest and all restrictions thereupon will lapse, and each such PE REIT II restricted share will be cancelled and converted into the right to receive 2.04 shares of PECO common stock (or with respect to any fractional share of PECO common stock, that fraction of PECO common stock consistent with the exchange ratio). Prior to the effective time of the company merger, Mr. McDade will (i) resign from the PE REIT II Board and (ii) enter into an agreement with PE REIT II, whereby his unvested restricted shares of PE REIT II common stock will vest and PE REIT II will redeem his shares of PE REIT II common stock (including his newly vested restricted shares of PE REIT II common stock) for cash for an amount equal to the number of shares of PECO common stock he would have received in the company merger multiplied by $11.05 (the most recent estimated value per share of PECO common stock). Accordingly, Mr. McDade will not receive any shares of PECO common stock in the company merger. None of PE REIT II’s executive officers hold any restricted stock or other equity compensation awards in PE REIT II.

Value of Outstanding PE REIT II Equity Awards

The table below sets forth the number of shares of PE REIT II common stock subject to restricted stock awards held by PE REIT II’s independent directors as of August 28, 2018, the aggregate values of such restricted stock awards, and the number of shares of PECO common stock with respect to which such restricted stock awards are expected to be converted in connection with the mergers. None of PE REIT II’s executive officers hold any restricted stock or other equity compensation awards in PE REIT II.

The amounts listed below are estimated based on an assumed closing date of August 28, 2018, the latest practicable date prior to the filing of this joint proxy statement/prospectus, and assumes a PE REIT II stock price on such date equal to $22.80 per share. However, the actual number of shares of PECO common stock, if any, to be received by a director will depend on the outstanding restricted shares held by such individuals as of the closing and the exchange ratio in accordance with the mergers and, accordingly, may differ from the amounts set forth below.

	PE REIT II Restricted Shares
	Number of Unvested PE REIT II Restricted Shares (#)	Aggregate Value of Unvested PE REIT II Restricted Shares ($)	Number of PECO Shares Issuable in respect of PE REIT II Restricted Shares (#)
Independent Directors
Mark D. McDade	2,478	$56,498.40	5,055.12
David W. Garrison	2,478	$56,498.40	5,055.12
John A. Strong	1,922	$43,821.60	3,920.88

For more information on the equity holdings of PE REIT II’s directors and executive officers, see “Security Ownership of Certain Beneficial Owners and Management—PE REIT II” beginning on page 194.

Affiliation of PE REIT II and PECO

PE REIT II and PECO are affiliated entities because PECO manages PE REIT II. There are conflicts of interest inherent when the individuals who comprise the management teams of PE REIT II and PECO are assisting the PECO Board in connection with the mergers and providing certain assistance to PE REIT II and the PE REIT II Special Committee.

Termination Agreement

Prior to the consummation of the company merger, PE REIT II and PECO will enter into a termination agreement with PE-NTR II, PECO OP and Phillips Edison & Company, Ltd. Each of Phillips Edison NTR II LLC, PECO OP and Phillips Edison & Company, Ltd. are, directly or indirectly, owned by PECO. Jeffrey S. Edison, a director of PE REIT II and PECO, is the owner of shares of PECO and PECO OP units. For more information on the equity holdings of Mr. Edison in PECO and PECO OP see the table entitled “Security Ownership of Certain Beneficial Owners and Management—PECO” beginning on page 194.

Under the termination agreement, the parties have agreed that PE REIT II’s existing advisory agreement, property management agreement and services agreement will be terminated effective as of immediately prior to the effective time of the company merger, and no fees will be payable to any of the parties as a result of the termination of the existing advisory agreement, property management agreement and services agreement other than unpaid fees accrued in the ordinary course prior to the closing of the transaction.

Directors and Management of the Combined Company After the Mergers

Immediately following the effective time of the company merger, the board of directors of the Combined Company will be increased to seven members, with the five directors of the PECO Board elected by the PECO stockholders at the PECO annual meeting continuing as directors of the Combined Company. In addition, two independent directors of the PE REIT II Board, David W. Garrison and John A. Strong, will join the board of directors of the Combined Company, to serve until the next annual meeting of the stockholders of the Combined Company (and until their successors qualify and are duly elected).

The executive officers of PECO immediately prior to the effective time of the company merger will continue to serve as the executive officers of the Combined Company, with Jeffrey S. Edison continuing to serve as the Chief Executive Officer of the Combined Company

Directors’ and Officers’ Insurance and Indemnification

In connection with the mergers, PE REIT II’s directors and officers will receive certain insurance and indemnification under the merger agreement. For specific terms, see “The Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” beginning on page 179.

Regulatory Approvals Required for the Mergers

PECO and PE REIT II are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the mergers or the other transactions contemplated by the merger agreement.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the company merger to U.S. holders and non-U.S. holders (each as defined below) of shares of PE REIT II common stock and of the ownership and disposition of the Combined Company common stock received in the company merger.

This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Code;
•	current, temporary and proposed Treasury Regulations promulgated under the Code;
•	the legislative history of the Code;
•	administrative interpretations and practices of the IRS; and
•	court decisions;

in each case, as of the date of this joint proxy statement/prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this summary. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the company merger or the Combined Company’s qualification as a REIT, and the statements in this joint proxy statement/prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any federal tax laws other than federal income tax laws.

This summary assumes you hold shares of PE REIT II common stock and, following the company merger, shares of the Combined Company common stock as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, except where specifically noted, this discussion does not address the tax consequences relevant to persons or entities subject to special rules, including, without limitation:

•	banks, insurance companies, and other financial institutions;
•	tax-exempt organizations or governmental organizations;
•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	persons or entities who hold shares of PE REIT II common stock (or, following the company merger, the Combined Company common stock) pursuant to the exercise of any employee stock option or otherwise as compensation;
•	persons or entities subject to the alternative minimum tax;

•	regulated investment companies and REITs;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	broker, dealers or traders in securities;
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding shares of PE REIT II common stock (or, following the company merger, the Combined Company common stock) as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	persons or entities deemed to sell PE REIT II common stock (or, following the company merger, the Combined Company common stock) under the constructive sale provisions of the Code;
•	United States persons or entities whose functional currency is not the U.S. dollar;
•	tax-qualified retirement plans;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•	“qualified shareholders” as defined in Section 897(k)(3)(A) of the Code; or
•	persons or entities subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

When we use the term “U.S. holder,” we mean a holder of shares of PE REIT II common stock or, following the company merger, the Combined Company common stock who, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (i) is subject to the primary supervision of a United States court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If you are an individual, corporation, estate or trust that holds shares of PE REIT II common stock or, following the company merger, the Combined Company common stock and you are not a U.S. holder, you are a “non-U.S. holder.”

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of PE REIT II common stock or, following the company merger, the Combined Company common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of PE REIT II common stock or, following the company merger, the Combined Company common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES OF THE COMPANY MERGER AND THE OWNERSHIP AND DISPOSITION OF THE COMBINED COMPANY COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Company Merger

It is a condition to the completion of the mergers that Latham & Watkins (or other counsel reasonably acceptable to PECO) and Hogan Lovells US LLP (or other counsel reasonably acceptable to PE REIT II) each render an opinion to its client to the effect that the company merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Latham & Watkins and Hogan Lovells US LLP are providing opinions to PECO and PE REIT II, respectively, to the same effect in connection with the filing of this joint proxy statement/prospectus. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by PECO and PE REIT II regarding factual matters (including those contained in the tax representation letters provided by PECO and PE REIT II), and covenants undertaken by PECO and PE REIT II. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the company merger could differ from those described in the tax opinions and in this summary. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the company merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. If the condition relating to either tax opinion to be delivered at closing is waived, this joint proxy statement/prospectus will be amended and recirculated.

Provided the company merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the company merger will be as follows:

•	PE REIT II will not recognize any gain or loss as a result of the company merger.
•	A U.S. holder of PE REIT II common stock will not recognize any gain or loss upon receipt of the Combined Company common stock in exchange for its PE REIT II common stock in connection with the company merger.
•	A U.S. holder will have an aggregate tax basis in the Combined Company common stock it receives in the company merger equal to the U.S. holder’s aggregate tax basis in its PE REIT II common stock surrendered pursuant to the company merger. If a U.S. holder acquired any of its shares of PE REIT II common stock at different prices and/or at different times, Treasury Regulations provide guidance on how such U.S. holder may allocate its tax basis to the Combined Company common stock received in the company merger. Such U.S. holders should consult their tax advisors regarding the proper allocation of their basis among the Combined Company common stock received in the company merger under these Treasury Regulations.
•	The holding period of the Combined Company common stock received by a U.S. holder in connection with the company merger will include the holding period of the PE REIT II common stock surrendered in connection with the company merger.
•	A non-U.S. holder of PE REIT II common stock will not recognize any gain or loss upon receipt of the Combined Company common stock in exchange for its PE REIT II common stock in connection with the company merger if PE REIT II is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares are held directly or indirectly by non-U.S. holders. PE REIT II believes that it is a domestically-controlled qualified investment entity. If PE REIT II were not domestically controlled, a non-U.S. holder would be subject to U.S. federal income tax on that holder’s gain in its PE REIT II common stock unless (i) the Combined Company is not domestically-controlled and (ii) the non-U.S. holder complies with certain U.S. return filing requirements. If a non-U.S. holder were subject to tax on its exchange of PE REIT II common stock in the company merger, its gain would be measured by the excess of (a) the sum of the fair market value of the Combined Company common stock received in the exchange over (b) the non-U.S. holder’s adjusted tax basis in its PE REIT II common stock.

Certain Reporting Requirements

Under applicable Treasury Regulations, “significant holders” of PE REIT II common stock generally will be required to comply with certain reporting requirements. A U.S. holder is a “significant holder” if, immediately before the company merger, such holder held 5% or more, by vote or value, of the total outstanding PE REIT II common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the closing of the company merger. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of PE REIT II common stock surrendered pursuant to the company merger (both as determined immediately before the surrender of shares), the date of the company merger, and the name and employer identification number of PECO, PE REIT II and REIT Merger Sub, and the holder will be required to retain permanent records of these facts. U.S. holders should consult their tax advisors as to whether they may be treated as a “significant holder.”

Tax Opinions from Counsel Regarding REIT Qualification of PE REIT II and PECO

It is a condition to the obligation of PECO to complete the company merger that PECO receive an opinion from DLA Piper LLP (US) (or other counsel to PE REIT II reasonably acceptable to PECO) to the effect that, for all taxable years commencing with PE REIT II’s taxable year ended December 31, 2014 through its taxable year which ends with the company merger, PE

REIT II has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code. The opinion of DLA Piper LLP (US) (or such other counsel) will be subject to customary exceptions, assumptions and qualifications, and be based on representations made by PE REIT II regarding factual matters (including those contained in tax representation letters provided by PE REIT II) relating to the organization and operation of PE REIT II and its subsidiaries. DLA Piper LLP (US) is providing an opinion to PECO to the same effect in connection with the filing of this joint proxy statement/prospectus.

It is a condition to the obligation of PE REIT II to complete the company merger that PE REIT II receive an opinion from Latham & Watkins (or other counsel to PECO reasonably acceptable to PE REIT II) to the effect that, for all taxable years commencing with PECO’s taxable year ended December 31, 2010, PECO has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its past, current, and intended future organization and operations will permit PECO (as the Combined Company) to continue to qualify for taxation as a REIT under the Code for its taxable year that includes the company merger and subsequent taxable years. The opinion of Latham & Watkins (or such other counsel) will be subject to customary exceptions, assumptions and qualifications, and be based on representations made by PECO and PE REIT II regarding factual matters (including those contained in tax representation letters provided by PECO and PE REIT II), and covenants undertaken by PECO, relating to the organization and operation of PECO, PE REIT II, the Combined Company and their subsidiaries. Latham & Watkins is providing an opinion to PE REIT II to the same effect in connection with the filing of this joint proxy statement/prospectus.

None of the opinions described above will be binding on the IRS or the courts. The Combined Company intends to continue to operate in a manner to qualify as a REIT following the company merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depends upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there can be no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

Tax Liabilities and Attributes Inherited from PE REIT II

If PE REIT II failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, PE REIT II would be liable for (and the Combined Company would be obligated to pay) U.S. federal corporate income tax on its taxable income for such years, and, assuming the company merger qualified as a reorganization within the meaning of Section 368(a) of the Code, the Combined Company must distribute any earnings and profits of PE REIT II by the close of the taxable year in which the company merger occurs and would be subject to tax on the built-in gain on each PE REIT II asset existing at the time of the company merger if the Combined Company were to dispose of the PE REIT II asset in a taxable transaction during the five-year period following the company merger. Such tax would be imposed at the highest regular corporate rate in effect as of the date of the sale. Moreover, even if PE REIT II qualified as a REIT at all relevant times, the Combined Company similarly would be liable for other unpaid taxes (if any) of PE REIT II (such as the 100% tax on gains from any sales treated as “prohibited transactions”). Furthermore, after the company merger the asset and gross income tests applicable to REITs will apply to all of the assets of the Combined Company, including the assets the Combined Company acquires from PE REIT II, and to all of the gross income of the Combined Company, including the income derived from the assets the Combined Company acquires from PE REIT II. As a result, the nature of the assets that the Combined Company acquires from PE REIT II and the gross income the Combined Company derives from such assets will be taken into account in determining the qualification of the Combined Company as a REIT.

Qualification as a REIT requires PE REIT II to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below with respect to PE REIT II. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within the control of PE REIT II.

Material U.S. Federal Income Tax Considerations Applicable to Holders of the Combined Company Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from the election of PECO to be taxed as a REIT and the acquisition, ownership and disposition of the Combined Company’s common stock.

The sections of the Code and the corresponding Treasury regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of the securities of the Combined Company and of the election of PECO to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of the Combined Company

General. PECO has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2010. PECO believes that it has been organized and has operated in a manner that has allowed PECO, and will allow the Combined Company, to qualify for taxation as a REIT under the Code commencing with such taxable year, and PECO intends to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon the Combined Company’s ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that PECO has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if the Combined Company fails to qualify as a REIT.

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the United States federal income tax treatment of a REIT and the holders of certain of its securities. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Provided the Combined Company qualifies for taxation as a REIT, it generally will not be required to pay U.S. federal corporate income taxes on its REIT taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. The Combined Company will, however, be required to pay U.S. federal income tax as follows:

•	First, the Combined Company will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed capital gain.
•	Second, if the Combined Company has (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, the Combined Company will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property the Combined Company acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”
•	Third, the Combined Company will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.
•	Fourth, if the Combined Company fails to satisfy the 75% gross income test or the 95% gross income test, as described below, but has otherwise maintained its qualification as a REIT because certain other requirements are met, it will be required to pay a tax equal to (1) the greater of (A) the amount by which it fails to satisfy the 75% gross income test and (B) the amount by which it fails to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect its profitability.
•	Fifth, if the Combined Company fails to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and the Combined Company nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused the Combined Company to fail such test.
•	Sixth, if the Combined Company fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, the Combined Company may retain its REIT qualification but it will be required to pay a penalty of $50,000 for each such failure.

•	Seventh, the Combined Company will be required to pay a 4% excise tax to the extent it fails to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for the year, (2) 95% of its capital gain net income for the year, and (3) any undistributed taxable income from prior periods.
•	Eighth, if the Combined Company acquires any asset from a corporation that is or has been a C corporation in a transaction in which the Combined Company’s tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which it acquired the asset, and it subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which it acquired the asset, then it generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) its adjusted tax basis in the asset, in each case determined as of the date on which it acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which it acquires the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property the Combined Company acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.
•	Ninth, the Combined Company’s subsidiaries that are C corporations, including its TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.
•	Tenth, the Combined Company will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” as described below under “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of the Combined Company’s tenants by a TRS of the Combined Company. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of the Combined Company for amounts paid to the Combined Company that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to the Combined Company or on its behalf.
•	Eleventh, the Combined Company may elect to retain and pay income tax on its net capital gain. In that case, a stockholder would include its proportionate share of the Combined Company’s undistributed capital gain (to the extent the Combined Company makes a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that the Combined Company paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the stockholder in the Combined Company’s common stock.
•	Twelfth, if the Combined Company fails to comply with the requirement to send annual letters to its stockholders holding at least a certain percentage of its stock, as determined under Treasury Regulations, requesting information regarding the actual ownership of its stock, and the failure is not due to reasonable cause or is due to willful neglect, it will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

The Combined Company and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on its assets and operations.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;
(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;
(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;
(5)	that is beneficially owned by 100 or more persons;
(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and
(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT (which, in PECO’s case, was 2010). For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

PECO believes that it has been organized and has operated in a manner that has allowed PECO, and will continue to allow the Combined Company, to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, PECO’s charter provides for restrictions regarding ownership and transfer of PECO’s shares that are intended to assist it in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to PECO’s common stock is contained in the discussion in this joint proxy statement/prospectus under the heading “Description of Capital Stock— Common Stock— Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that PECO has previously satisfied, and may not ensure that the Combined Company will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If the Combined Company fails to satisfy these share ownership requirements, except as provided in the next sentence, its status as a REIT will terminate. If, however, the Combined Company complies with the rules contained in applicable Treasury Regulations that require the Combined Company to ascertain the actual ownership of its shares and it does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, it will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, the Combined Company may not maintain its status as a REIT unless its taxable year is the calendar year. PECO has and the Combined Company will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Combined Company’s pro rata share of the assets and items of income of its operating partnership, including its operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, is treated as the Combined Company’s assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Combined Company’s Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

The Combined Company has control of its operating partnership and the subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for the Combined Company’s qualification as a REIT. If the Combined Company becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize the Combined Company’s status as a REIT or require it to pay tax, the Combined Company may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause the Combined Company to fail a gross income or asset test, and that the Combined Company would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In such a case, the Combined Company could fail to qualify as a REIT unless it were entitled to relief, as described below.

The Combined Company may from time to time own and operate certain properties through wholly-owned subsidiaries that it intends to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as the Combined Company’s qualified REIT subsidiary if the Combined Company owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries the Combined Company owns are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as the Combined Company’s assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and the Combined Company’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs. The Combined Company and its operating partnership, own interests in companies that have elected, together with the Combined Company, to be treated as the Combined Company’s TRSs, and it may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “—Asset Tests.” For taxable years beginning after December 31, 2017, taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. See “—Annual Distribution Requirements.” While not certain, this provision may limit the ability of the Combined Company’s TRSs to deduct interest, which could increase their taxable income.

Ownership of Interests in Subsidiary REITs. The Combined Company owns and may acquire direct or indirect interests in one or more entities that have elected or will elect to be taxed as REITs under the Code (each, a “Subsidiary REIT”). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to the Combined Company. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT’s failure to qualify could have an adverse effect on the Combined Company’s ability to comply with the REIT income and asset tests, and thus could impair the Combined Company’s ability to qualify as a REIT unless it could avail itself of certain relief provisions.

Income Tests. The Combined Company must satisfy two gross income requirements annually to maintain its qualification as a REIT. First, in each taxable year the Combined Company must derive directly or indirectly at least 75% of its gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” dividends from other REITs and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year the Combined Company must derive at least 95% of its gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents the Combined Company receives from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount the Combined Company receives or accrues generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;
•	Neither the Combined Company nor an actual or constructive owner of 10% or more of its capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents the Combined Company receives from such a tenant that is a TRS of the Combined Company, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by the Combined Company’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, the Combined Company may transfer a portion of such personal property to a TRS; and
•	The Combined Company generally may not operate or manage the property or furnish or render services to its tenants, subject to a 1% de minimis exception and except as provided below. The Combined Company may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, the Combined Company may employ an independent contractor from whom it derives no revenue to provide customary services to the Combined Company’s tenants, or a TRS (which may be wholly or partially owned by the Combined Company) to provide both customary and non-customary services to the Combined Company’s tenants without causing the rent the Combined Company receives from those tenants to fail to qualify as “rents from real property.”

The Combined Company generally does not intend, and, as the managing member of the general partner of its operating partnership, it does not intend to permit its operating partnership, to take actions it believes will cause it to fail to satisfy the rental conditions described above. However, the Combined Company may intentionally fail to satisfy some of these conditions to the extent it determines, based on the advice of its tax counsel, that the failure will not jeopardize its tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, the Combined Company generally has not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with its determinations of value.

From time to time, the Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. The Combined Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction the Combined Company enters into in the normal course of its business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by it to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that the Combined Company does not properly identify such transactions as hedges or it hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. The Combined Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

To the extent the Combined Company’s TRSs pay dividends or interest, its allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except to the extent the interest is paid on a loan that is adequately secured by real property).

The Combined Company will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although the Combined Company expects these actions will be sufficient to prevent a violation of the gross income tests, it cannot guarantee that such actions will in all cases prevent such a violation.

If the Combined Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Combined Company may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. The Combined Company generally may make use of the relief provisions if:

•	following its identification of the failure to meet the 75% or 95% gross income tests for any taxable year, it files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and
•	its failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances the Combined Company would be entitled to the benefit of these relief provisions. For example, if the Combined Company fails to satisfy the gross income tests because nonqualifying income that it intentionally accrues or receives exceeds the limits on nonqualifying income, the IRS could conclude that the Combined Company’s failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, the Combined Company will not qualify as a REIT. See “—Failure to Qualify” below. As discussed above in “—General,” even if these relief provisions apply, and the Combined Company retains its status as a REIT, a tax would be imposed with respect to its nonqualifying income. The Combined Company may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of its income.

Prohibited Transaction Income. Any gain that the Combined Company realizes on the sale of property (other than any foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including its share of any such gain realized by its operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect the Combined Company’s ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the managing member of the general partner of its operating partnership, the Combined Company intends to cause its operating partnership to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with its investment objectives. The Combined Company does not intend, and does not intend to permit its operating partnership or its subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by the Combined Company’s operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. The Combined Company would be required to pay the 100% penalty tax on its allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to regular U.S. federal corporate income tax.

Penalty Tax. Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income the Combined Company generates will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of the Combined Company’s tenants by a TRS of the Combined Company, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of the Combined Company for amounts paid to the Combined Company that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to the Combined Company or on its behalf. Rents the Combined Company receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

PECO does not believe it has been, and does not expect the Combined Company to be, subject to this penalty tax, although any rental or service arrangements the Combined Company enters into from time to time may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, the Combined Company would be required to pay a 100% penalty tax on any overstated rents paid to it, or any excess deductions or understated income of its TRSs.

Asset Tests. At the close of each calendar quarter of its taxable year, the Combined Company must also satisfy certain tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Combined Company’s total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property or on both real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, not more than 25% of the value of the Combined Company’s total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, the Combined Company’s qualified REIT subsidiaries and TRSs, the value of any one issuer’s securities may not exceed 5% of the value of the Combined Company’s total assets, and the Combined Company may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Certain types of securities the Combined Company may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe-harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of the Combined Company’s interest in the assets of a partnership or limited liability company in which the Combined Company owns an interest will be based on its proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. From time to time the Combined Company may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a TRS. The Combined Company intends that its ownership of any such securities will be structured in a manner that allows it to comply with the asset tests described above.

Fourth, not more than 20% (25% for taxable years beginning before January 1, 2018) of the value of the Combined Company’s total assets may be represented by the securities of one or more TRSs. The Combined Company and its operating partnership own interests in companies that have elected, together with the Combined Company, to be treated as the Combined Company’s TRSs, and the Combined Company may acquire securities in additional TRSs in the future. So long as each of these companies qualifies as a TRS of the Combined Company, the Combined Company will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to the Combined Company’s ownership of the securities of such companies. PECO believes that the aggregate value of its TRSs has not exceeded, and in the future will not exceed, 20% (25% for taxable years beginning before January 1, 2018) of the aggregate value of its gross assets. PECO generally does not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with the Combined Company’s determinations of value.

Fifth, not more than 25% of the value of the Combined Company’s total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).

The asset tests must be satisfied at the close of each calendar quarter of the Combined Company’s taxable year in which it (directly or through any partnership, limited liability company or qualified REIT subsidiary) acquires securities in the applicable issuer, and also at the close of each calendar quarter in which the Combined Company increases its ownership of securities of such issuer (including as a result of an increase in its interest in any partnership or limited liability company that owns such securities). For example, the Combined Company’s indirect ownership of securities of each issuer will increase as a result of its capital contributions to its operating partnership or as limited partners exercise any redemption/exchange rights. Also, after initially meeting the asset tests at the close of any quarter, the Combined Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the Combined Company fails to satisfy an asset test because it acquires securities or other property during a quarter (including as a result of an increase in the Combined Company’s interest in any partnership or limited liability company), the Combined Company may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. PECO believes that it has maintained, and the Combined Company intends to maintain, adequate records of the value of its assets to ensure compliance with the asset tests. If the Combined Company fails to cure any noncompliance with the asset tests within the 30-day cure period, it would cease to qualify as a REIT unless it is eligible for certain relief provisions discussed below.

Certain relief provisions may be available to the Combined Company if it discovers a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, the Combined Company will be deemed to have met the 5% and 10% asset tests if the value of its nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of its assets at the end of the applicable quarter or (b) $10,000,000, and (ii) it disposes of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, the Combined Company may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow it to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although PECO believes it has satisfied the asset tests described above and plans to take steps to ensure that the Combined Company satisfies such tests for any quarter with respect to which retesting is to occur, there can be no assurance that it will always be successful, or will not require a reduction in the Combined Company’s operating partnership’s overall interest in an issuer (including in a TRS). If the Combined Company fails to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, the Combined Company would cease to qualify as a REIT.

Annual Distribution Requirements. To maintain the Combined Company’s qualification as a REIT, it is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of:

•	90% of its REIT taxable income; and
•	90% of its after-tax net income, if any, from foreclosure property; minus
•	the excess of the sum of certain items of non-cash income over 5% of its REIT taxable income.

For these purposes, the Combined Company’s REIT taxable income is computed without regard to the dividends paid deduction and its net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, the Combined Company’s REIT taxable income will be reduced by any taxes it is required to pay on any gain it recognizes from the disposition of any asset it acquires from a corporation that is or has been a C corporation in a transaction in which its tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which it acquired the asset, within the five-year period following its acquisition of such asset, as described above under “—General.”

For taxable years beginning after December 31, 2017, and except as provided below, the Combined Company’s deduction for net business interest expense will generally be limited to 30% of its taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years. If the Combined Company is subject to this interest expense limitation, its REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. PECO believes that the Combined Company will be eligible to make this election. If the Combined Company makes this election, although it would not be subject to the interest expense limitation described above, its depreciation deductions may be reduced and, as a result, its REIT taxable income for a taxable year may be increased.

The Combined Company generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At the Combined Company’s election, a distribution will be treated as paid in a taxable year if it is declared before the Combined Company timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by the Combined Company’s stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of the Combined Company’s distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by the Combined Company, provided it qualifies as a “publicly offered REIT.” PECO believes that it is, and expects the Combined Company will continue to be, a publicly offered REIT. However, Subsidiary REITs it may own from time to time may not be publicly offered REITs. To the extent that the Combined Company does not distribute all of its net capital gain, or distribute at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will be required to pay regular U.S. federal corporate income tax on the undistributed amount. PECO believes that it has made, and the Combined Company intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize its corporate tax obligations. In this regard, the partnership agreement of the Combined Company’s operating partnership authorizes the Combined Company, as the managing member of the general partner of its operating partnership, to take such steps as may be necessary to cause its operating partnership to distribute to its partners an amount sufficient to permit the Combined Company to meet these distribution requirements and to minimize its corporate tax obligation.

PECO expects that the Combined Company’s REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, PECO anticipates that the Combined Company generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, the Combined Company may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining its taxable income. In addition, the Combined Company may decide to retain its cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, the Combined Company may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving its cash.

Under some circumstances, the Combined Company may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In that case, the Combined Company may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, the Combined Company will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of the Combined Company’s REIT distribution requirements, it will be treated as an additional distribution to the Combined Company’s stockholders in the year such dividend is paid. In addition, if a dividend the Combined Company has paid is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, the Combined Company will be required to pay a 4% excise tax to the extent it fails to distribute during each calendar year at least the sum of 85% of its ordinary income for such year, 95% of its capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by the Combined Company and received by its stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges. The Combined Company may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require the Combined Company to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.

Foreclosure Property. The foreclosure property rules permit the Combined Company (by its election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, the Combined Company would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends it would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.

Foreclosure property treatment will end on the first day on which the Combined Company enters into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent). Foreclosure property treatment (other than for qualified health care property) is available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. Foreclosure property treatment for qualified health care property is available for an initial period of two years and may, in certain circumstances, be extended for an additional four years.

Failure to Qualify. If the Combined Company discovers a violation of a provision of the Code that would result in its failure to qualify as a REIT, certain specified cure provisions may be available to it. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If the Combined Company fails to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax for taxable years beginning before January 1, 2018, on its taxable income. Distributions to stockholders in any year in which the Combined Company fails to qualify as a REIT will not be deductible by it. As a result, PECO anticipates that the Combined Company’s failure to qualify as a REIT would reduce the cash available for distribution by it to its stockholders. In addition, if the Combined Company fails to qualify as a REIT, it will not be required to distribute any amounts to its stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of its current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. If the Combined Company fails to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by it. Unless entitled to relief under specific statutory provisions, the Combined Company would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which it loses its qualification. It is not possible to state whether in all circumstances the Combined Company would be entitled to this statutory relief.

Tax Aspects of the Combined Company’s Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General. All of the Combined Company’s investments are held indirectly through its operating partnership. In addition, the Combined Company’s operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies that PECO believes are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. The Combined Company will include in its income its share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of its REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, the Combined Company will include its pro rata share of assets held by the Combined Company’s operating partnership, including its share of the assets of its subsidiary partnerships and limited liability companies, based on its capital interests in each such entity. See “—Taxation of the Combined Company —Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.”

Entity Classification. The Combined Company’s interests in its operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. PECO does not anticipate that the Combined Company’s operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of the Combined Company‘s assets and items of gross income would change and could prevent the Combined Company from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of the Combined Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent the Combined Company from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of the Combined Company’s failure to meet these tests. In addition, a change in the tax status of the Combined Company’s operating partnership or a subsidiary partnership or limited liability company to a corporation might be treated as a taxable event. If so, the Combined Company might incur a tax liability without any related cash payment. PECO believes the Combined Company’s operating partnership and each of the subsidiary partnerships and limited liability companies are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) generally will determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of the Combined Company’s operating partnership and any subsidiaries that are treated as partnerships for U.S. federal income tax purposes are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

The Combined Company’s operating partnership may, from time to time, acquire interests in property in exchange for interests in the Combined Company’s operating partnership. In that case, the tax basis of these property interests generally will carry over to the Combined Company’s operating partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships (including limited liability companies treated as partnerships for U.S. federal income tax purposes) with a choice of several methods of accounting for book-tax differences. Depending on the method the Combined Company chooses or has agreed to in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the Combined Company’s operating partnership (1) could cause the Combined Company to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause the Combined Company to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to it as a result of such sale, with a corresponding benefit to the other partners in the Combined Company’s operating partnership. An allocation described in clause (2) above might cause the Combined Company or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect the Combined Company’s ability to comply with the REIT distribution requirements. See “—Taxation of the Combined Company—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by the Combined Company’s operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Partnership Audit Rules. The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how certain aspects of these new rules will be implemented, it is possible that they could result in partnerships in which the Combined Company directly or indirectly invests, including its operating partnership, being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and the Combined Company, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though the Combined Company, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in the Combined Company’s common stock.

Material U.S. Federal Income Tax Consequences to Holders of the Combined Company’s Common Stock

The following summary describes the principal United States federal income tax consequences to you of purchasing, owning and disposing of the Combined Company’s common stock. You should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of the Combined Company’s common stock arising under the laws of any state, local or foreign taxing jurisdiction.

Taxation of Taxable U.S. Holders of the Combined Company’s Common Stock

Distributions Generally. Distributions out of the Combined Company’s current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to the Combined Company’s taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as the Combined Company qualifies as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals.

To the extent that the Combined Company makes distributions on its common stock in excess of its current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder to the extent of the U.S. holder’s adjusted tax basis in such shares of stock. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by such amount, but not below zero. Distributions in excess of the Combined Company’s current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends the Combined Company declares in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by the Combined Company and received by the holder on December 31 of that year, provided the Combined Company actually pays the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of the Combined Company’s net operating losses or capital losses.

U.S. holders that receive taxable stock distributions, including distributions partially payable in the Combined Company’s common stock and partially payable in cash, will be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of the Combined Company’s current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in the Combined Company’s common stock generally is equal to the amount of cash that could have been received instead of the common stock. Depending on the circumstances of a U.S. holder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. holder would have to pay the tax using cash from other sources. If a U.S. holder sells the common stock it received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. holder could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. holder that receives common stock pursuant to such distribution generally has a tax basis in such common stock equal to the amount of cash that could have been received instead of such common stock as described above, and has a holding period in such common stock that begins on the day immediately following the payment date for the distribution.

Capital Gain Dividends. Dividends that the Combined Company properly designates as capital gain dividends will be taxable to the Combined Company’s taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed the Combined Company’s actual net capital gain for the taxable year and may not exceed its dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If the Combined Company properly designates any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, the Combined Company presently intends to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of its capital stock for the year to the holders of each class of its capital stock in proportion to the amount that its total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of its capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of its capital stock for the year. In addition, except as otherwise required by law, the Combined Company will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in its stockholders’ long-term capital gains, based on the allocation of the capital gain amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by the Combined Company to its stockholders.

Retention of Net Capital Gains. The Combined Company may elect to retain, rather than distribute as a capital gain dividend, all or a portion of its net capital gains. If the Combined Company makes this election, it would pay tax on its retained net capital gains. In addition, to the extent the Combined Company so elects, its earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:

•	include its pro rata share of the Combined Company’s undistributed capital gain in computing its long-term capital gains in its return for its taxable year in which the last day of the Combined Company’s taxable year falls, subject to certain limitations as to the amount that is includable;
•	be deemed to have paid its share of the capital gains tax imposed on the Combined Company on the designated amounts included in the U.S. holder’s income as long-term capital gain;
•	receive a credit or refund for the amount of tax deemed paid by it;
•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and
•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions the Combined Company makes and gain arising from the sale or exchange by a U.S. holder of the Combined Company’s common stock will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of the Combined Company’s common stock and income designated as qualified dividend income, as described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of the Combined Company’s Common Stock. If a U.S. holder sells or disposes of shares of the Combined Company’s common stock, the Combined Company will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from the Combined Company which were required to be treated as long-term capital gains.

Tax Rates. The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which the Combined Company may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its TRSs) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. In addition, non-corporate U.S. holders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026.

Taxation of Tax-Exempt Holders of the Combined Company’s Common Stock

Dividend income from the Combined Company and gain arising upon a sale of shares of the Combined Company’s common stock generally should not be unrelated business taxable income, or UBTI, to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in the Combined Company’s shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in the Combined Company’s shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts. ” As a result of restrictions on ownership and transfer of the Combined Company’s stock contained in the Combined Company’s charter, PECO does not expect the Combined Company to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to its holders.

Taxation of Non-U.S. Holders of the Combined Company’s Common Stock

The following discussion addresses the rules governing U.S. federal income taxation of the acquisition, ownership and disposition of the Combined Company’s common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. The Combined Company’s urges non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the acquisition, ownership and disposition of shares of its common stock, including any reporting requirements.

Distributions Generally. Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by the Combined Company of United States real property interests, or USRPIs, nor designated by the Combined Company as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of the Combined Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular graduated rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, PECO expects the Combined Company to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

(1)	a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or
(2)	the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of the Combined Company’s current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, PECO expects the Combined Company to treat all distributions as made out of its current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Combined Company’s current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that the Combined Company properly designates as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

(1)	the investment in the Combined Company’s common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or
(2)	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Combined Company of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. The Combined Company also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by the Combined Company of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts the Combined Company designates as retained net capital gains in respect of its common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by the Combined Company on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Combined Company exceeds their actual U.S. federal income tax liability. If the Combined Company were to designate any portion of its net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Sale of the Combined Company’s Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of the Combined Company’s common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. PECO believes that it is, and the Combined Company will continue to be, a USRPHC. The Combined Company’s common stock will not, however, constitute a USRPI so long as it is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. PECO believes, but cannot guarantee, that the Combined Company will be a “domestically controlled qualified investment entity.”

In addition, dispositions of the Combined Company’s common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, dispositions of the Combined Company’s common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of the Combined Company’s common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in the Combined Company’s common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if the Combined Company is a domestically controlled qualified investment entity, upon disposition of the Combined Company’s common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1).

If gain on the sale, exchange or other taxable disposition of the Combined Company’s common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of the Combined Company’s common stock were subject to taxation under FIRPTA, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on the Combined Company’s common stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•	the holder furnishes an incorrect taxpayer identification number;
•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
•	the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders. Payments of dividends on the Combined Company’s common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on the Combined Company’s common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the Combined Company’s common stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on the Combined Company’s common stock or gross proceeds from the sale or other disposition of the Combined Company’s common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on the Combined Company’s common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019. Because the Combined Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules it may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Combined Company’s common stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to the Combined Company’s tax treatment as a REIT and on an investment in the Combined Company’s common stock.

Accounting Treatment

PECO prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to as GAAP. The mergers will be accounted for by using the business combination accounting rules, which requires the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. In addition, the rules require the identification of the acquirer; the determination of the acquisition date; and the recognition and measurement, at fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquiree. After consideration of all applicable factors pursuant to the business combination accounting rules, the mergers will be treated as an asset acquisition under GAAP.

Issuance of Shares in the Mergers

PECO will appoint DST Systems, Inc. as the transfer agent to record the issuance on the stock records of PECO of the amount of PECO common stock equal to the merger consideration which is issuable to each holder of shares of PE REIT II common stock (including any fractional shares thereof). Shares of PECO common stock issuable as merger consideration in exchange for shares of PE REIT II common stock will be in uncertificated book-entry form.

PECO stockholders need not take any action with respect to their book-entry shares.

Dividends

The merger agreement permits each of PECO and PE REIT II to continue to pay dividends to their respective stockholders in the ordinary course of business. The payment of dividends will be coordinated by PECO and PE REIT II so that if either PECO stockholders or PE REIT II stockholders receive a regular dividend for any particular period prior to the closing of the mergers, the stockholders of the other company will also receive a dividend for the same period.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus summarizes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to Annex A. As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the merger agreement that is important to you. PECO and PE REIT II urge you to carefully read the full text of the merger agreement because it is the legal document that governs the mergers. The merger agreement is not intended to provide you with any factual information about PECO or PE REIT II. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information that each of PECO and PE REIT II filed with the SEC prior to the effective date of the merger agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the merger agreement, which modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this joint proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of PECO and PE REIT II files with the SEC and the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

PECO and PE REIT II acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this joint proxy statement/prospectus not misleading.

Form, Effective Time and Closing of the Mergers

The merger agreement provides for the combination of PECO and PE REIT II through the merger of PE REIT II with and into REIT Merger Sub, with REIT Merger Sub surviving the merger as the Surviving Entity upon the terms and subject to the conditions set forth in the merger agreement. The merger agreement also provides for the merger of OP Merger Sub with and into PE OP II, with PE OP II surviving the merger as the Surviving Partnership. PECO, REIT Merger Sub, PECO OP, Merger Sub GP, and OP Merger Sub are collectively referred to herein as the PECO parties, and PE REIT II and PE OP II are collectively referred to herein as the PE REIT II parties.

On the closing date of the mergers, the PE REIT II parties and the PECO parties will cause a certificate of merger with respect to the partnership merger (the “certificate of partnership merger”) to be duly executed, filed with and accepted for record by the Secretary of State of the State of Delaware (the “Delaware Secretary”). The partnership merger will become effective when the certificate of partnership merger has been duly filed with the Delaware Secretary on the closing date of the mergers or on such other date and time agreed to by PECO and PE REIT II (not to exceed five business days after the certificate of partnership merger is duly filed with the Delaware Secretary) and specified in the certificate of partnership merger. On the closing date of the mergers and immediately after filing the certificate of partnership merger, PECO will cause the PECO charter amendment to be executed, filed with and accepted for record by the SDAT. Immediately after acceptance for record of the PECO charter amendment, PE REIT II and REIT Merger Sub will cause the articles of merger with respect to the company merger (the “articles of merger”) to be duly executed, filed with and accepted for record by the SDAT. The company merger will become effective when the articles of merger are accepted for record by the SDAT or on such other date and time agreed to by PE REIT II and REIT Merger Sub (not to exceed five business days after the articles of merger are accepted for record by the SDAT) and specified in the articles of merger.

The merger agreement provides that the closing of the mergers will take place at 10:00 a.m., Eastern time, on the second business day following the date on which the last of the conditions to closing of the mergers (described below under “—Conditions to Completion of the Mergers”) have been satisfied or waived (other than the conditions that by their nature are to be satisfied at the closing of the mergers, but subject to the satisfaction or waiver of those conditions), or at another date or place to be agreed to by PECO and PE REIT II in writing.

Governing Documents

From and after the effective time of the company merger, the charter of PECO, as so amended by the PECO charter amendment, will be the charter of PECO, until thereafter amended in accordance with applicable law and the applicable provisions of the charter of PECO, subject to the provisions under the merger agreement regarding directors’ and officers’ insurance and indemnification (see “—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” beginning on page 179 for more information).

At the effective time of the company merger, the articles of organization of REIT Merger Sub as in effect immediately prior to such effective time will become the articles of organization of the Surviving Entity. The operating agreement of REIT Merger Sub, as in effect immediately prior to the effective time of the company merger, will be and become the operating agreement of the Surviving Entity, until thereafter amended subject to provisions under the merger agreement regarding directors’ and officers’ insurance and indemnification (see “—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” beginning on page 179 for more information).

At the effective time of the partnership merger, the PE OP II partnership agreement, as in effect immediately prior to such effective time, will be amended and restated in a form to be reasonably determined by PECO (the “Surviving partnership agreement”), and become the partnership agreement of the Surviving Partnership.

Board of Directors, Partners and Officers of the Surviving Entities

As of the effective time of the company merger, the board of directors of the Combined Company will be comprised of (i) the members of the PECO Board as of immediately prior to such effective time and (ii) David W. Garrison and John A. Strong, who are currently members of the PE REIT II Board. The officers of PECO immediately prior to the effective time of the company merger will remain the officers of PECO as of such effective time. See “Directors and Management of the Combined Company After the Mergers” on page 139 for more information.

OP Merger Sub GP, a wholly owned subsidiary of PECO OP, will become the sole general partner of the Surviving Partnership, and PECO OP will become the sole limited partner of the Surviving Partnership as of such effective time.

Merger Consideration; Effects of the Mergers

Merger Consideration

At the effective time of the company merger and by virtue of the company merger, each outstanding share of PE REIT II common stock (including the outstanding restricted shares of PE REIT II common stock granted under the PE REIT II independent director stock plan to be treated as described below in “—Treatment of PE REIT II Equity Awards—PE REIT II Restricted Shares”), and each fraction thereof, will be cancelled and converted into the right to receive the merger consideration of 2.04 shares of PECO common stock (or with respect to any fractional share of PECO common stock, that fraction of PECO common stock consistent with the exchange ratio).

Procedures for Surrendering Shares of PE REIT II Common Stock

The cancellation and conversion of shares of PE REIT II common stock into the right to receive the merger consideration will occur automatically at the effective time of the company merger. In accordance with the merger agreement, PECO will appoint DST Systems, Inc. as the transfer agent to record the issuance on the stock records of PECO of the amount of PECO common stock equal to the merger consideration which is issuable to each holder of shares of PE REIT II common stock (including any fractional shares thereof).

Shares of PECO common stock issued as merger consideration in exchange of shares of PE REIT II common stock will be in uncertificated book-entry form.

From and after the effective time of the company merger, each share that previously represented shares of PE REIT II common stock (including fractional shares thereof) will only represent the right to receive the merger consideration into which those shares of PE REIT II common stock (or fractional shares thereof) have been converted.

Partnership Merger Consideration

Each PE OP II unit (excluding each Class B unit and the special limited partnership interest of PE OP II which shall be cancelled in connection with the partnership merger) issued and outstanding immediately prior to the effective time of the partnership merger will be converted into the right to receive the consideration of 2.04 validly newly issued PECO OP units, which we refer to as the partnership merger consideration.

The PECO OP units issued in exchange for PE OP II units in connection with the partnership merger will be rounded down to the nearest whole unit; no fractional PECO OP units will be issued in connection with the partnership merger.

Each Class B unit and the special limited partnership interest of PE OP II will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor, in each case, in connection with the partnership merger.

Adjustment to Merger Consideration

The merger consideration, partnership merger consideration, exchange ratio and other dependent items will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into PE REIT II common stock, PE OP II units, PECO common stock, or any units of partnership interest in PECO OP (including PECO OP units), as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of PE REIT II common stock, PE OP II units, PECO common stock, or any units of partnership interest in PECO OP (including PECO OP units) outstanding after the date of the merger agreement and prior to the effective time of the company merger and effective time of the partnership merger, as applicable, so as to provide the holders of PE REIT II common stock and PE OP II units with the same economic effect as contemplated by the merger agreement prior to such event and as so adjusted will, from and after the date of such event, be the merger consideration, partnership merger consideration, exchange ratio or other dependent items, as applicable.

Treatment of PE REIT II Equity Awards

For more information regarding the treatment of PE REIT II equity awards, see “The Mergers—Interests of PE REIT II’s Directors and Executive Officers in the Mergers—Treatment of PE REIT II Equity Awards” beginning on page 138.

PE REIT II Restricted Shares

PE REIT II’s independent directors hold restricted shares of PE REIT II common stock issued pursuant to the terms of the PE REIT II independent director stock plan. Except as described below, at the effective time of the company merger, each outstanding restricted share of PE REIT II common stock will vest and all restrictions thereupon will lapse, and each such PE REIT II restricted share will be cancelled and converted into the right to receive 2.04 shares of PECO common stock (or with respect to any fractional share of PECO common stock, that fraction of PECO common stock consistent with the exchange ratio). Prior to the effective time of the company merger, Mark D. McDade will (i) resign from the PE REIT II Board and (ii) enter into an agreement with PE REIT II, whereby his unvested restricted shares of PE REIT II common stock will vest and PE REIT II will redeem his shares of PE REIT II common stock (including his newly vested restricted shares of PE REIT II common stock) for cash for an amount equal to the number of shares of PECO common stock he would have received in the company merger multiplied by $11.05 (the most recent estimated value per share of PECO common stock). Accordingly, Mr. McDade will not receive any shares of PECO common stock in the company merger. None of PE REIT II’s executive officers hold any restricted stock or other equity compensation awards in PE REIT II.

Withholding

All payments under the merger agreement will be subject to applicable withholding requirements.

Dissenters’ and Appraisal Rights

Pursuant to the PECO charter and the PE REIT II charter, no dissenters’ or appraisal rights will be available to holders of PE REIT II common stock or PE OP II units, as applicable, with respect to the company merger, the partnership merger, or the other transactions contemplated by the merger agreement.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by PECO and PECO OP, on the one hand, and the PE REIT II parties, on the other hand. The representations and warranties were made by the parties as of the date of the merger agreement and are brought down at closing for purposes of determining whether the conditions to closing are satisfied, but do not survive the effective time of the company merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the merger agreement and qualified by information with respect to each of PECO and PE REIT II filed with the SEC prior to the date of the merger agreement or included in the disclosure letters delivered in connection with the merger agreement.

Representations and Warranties of the PE REIT II parties

The merger agreement includes representations and warranties by the PE REIT II parties relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business, and books and records;
•	capitalization;
•	due authorization, execution, delivery, validity and enforceability of the merger agreement;
•	board and other applicable governing body approvals;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	absence of certain changes since December 31, 2017;
•	SEC documents and financial statements, absence of undisclosed liabilities, internal controls and compliance with the Sarbanes-Oxley Act;
•	litigation;
•	broker’s, finder’s, investment banker’s, financial advisor’s or other similar fees;
•	exemption of the mergers from anti-takeover statutes;
•	absence of dissenters’, appraisal or similar rights in connection with the mergers;
•	required stockholder vote in connection with the mergers;
•	information in the Form S-4 registration statement and this joint proxy statement/prospectus; and
•	receipt of opinion from the PE REIT II Special Committee’s financial advisor.

Representations and Warranties of the PECO Parties

The merger agreement includes representations and warranties by the PECO parties relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business;
•	capitalization;
•	due authorization, execution, delivery, validity and enforceability of the merger agreement;
•	board and other applicable governing body approvals;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	absence of certain changes since December 31, 2017;
•	SEC documents and financial statements, absence of undisclosed liabilities, internal controls and compliance with the Sarbanes-Oxley Act;
•	title to and sufficiency of assets;
•	real property;
•	indebtedness;
•	intellectual property;
•	material contracts;
•	compliance with permits;
•	insurance;
•	tax matters, including qualification as a REIT;
•	litigation;
•	compliance with law and environmental matters;

•	employee benefit plans;
•	employee and labor matters;
•	broker’s, finder’s, investment banker’s, financial advisor’s or other similar fees;
•	information in the Form S-4 registration statement and this joint proxy statement/prospectus;
•	receipt of opinion from PECO’s financial advisor;
•	ownership of PE REIT II stock;
•	required stockholder and limited partner votes in connection with the mergers; and
•	related party agreements.

Definitions of “Acquired Company Material Adverse Effect” and “PECO Material Adverse Effect”

Many of the representations of the PECO parties and the PE REIT II parties are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had, or would reasonably be expected to have a material adverse effect).

For the purposes of the merger agreement, “acquired company material adverse effect” and “PECO material adverse effect”, as applicable, mean a material adverse effect (i) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the acquired companies or PECO and PECO OP, as applicable, taken as a whole, or (ii) on the ability of the acquired companies or PECO and its subsidiaries, as applicable, to consummate the transactions contemplated by the merger agreement before the Outside Date. However, with respect to clause (i) above with respect to the representations of the PE REIT II parties or the PECO parties, as applicable, regarding the absence of certain changes since December 31, 2017 and PE REIT II’s or PECO’s, as applicable, closing condition regarding the fact that no acquired company material adverse effect or PECO material adverse effect, as applicable, has occurred, any effects resulting from the following will not be taken into account in making such determination: (a) any failure of PE REIT II or PE OP II or PECO or PECO OP (as applicable) to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (but not the underlying causes of such failure), (b) changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which PE REIT II or PECO and their respective subsidiaries (as applicable) operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates, (c) changes in general economic conditions or in the industries in which the acquired companies or PECO and its subsidiaries (as applicable) operate (except, in each case, to the extent having a disproportionate effect on the acquired companies or PECO and its subsidiaries (as applicable), taken as a whole, compared to other companies in the industry in which the acquired companies or PECO and its subsidiaries (as applicable) operate), (d) declaration of war or terrorist attack, (e) earthquakes or other material disasters that do not result in the destruction or material damage to a material portion of the acquired companies’ or PECO’s and its subsidiaries’ (as applicable) properties or assets, taken as a whole, (f) changes in applicable law, (g) changes in GAAP, (h) any security holder litigation, including derivative claims, brought, against an acquired company by one or more holders of PE REIT II common stock, on the one hand, or against PECO or one more of its subsidiaries by one or more holders of PECO common stock, on the other hand, as applicable, or (i) the announcement of the mergers or the other transactions contemplated by the merger agreement, in each case, only to the extent occurring after the date hereof.

Covenants and Agreements

Conduct of Business of PE REIT II Pending the Mergers

PE REIT II has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the company merger and the valid termination of the merger agreement. In general, except with PECO’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), or as otherwise expressly required, contemplated or permitted (as previously disclosed (and agreed) to by PECO) by the merger agreement, or required by law, PE REIT II has agreed that it will, and will cause each other acquired company to, (i) conduct its business in all material respects in the ordinary course of business, and use all reasonable efforts to keep intact their respective businesses, and preserve their respective relationships with governmental entities, customers, suppliers, landlords, tenants, creditors, business associates and others with whom they deal, (ii) use reasonable best efforts to maintain their respective assets and properties in their current condition (ordinary wear and tear excepted) and (iii) use commercially reasonable efforts to maintain PE REIT II’s status as a REIT within the meaning of the Code. Without limiting the foregoing, PE REIT II has also agreed that, except with PECO’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), or as otherwise required, contemplated or permitted (as previously disclosed (and agreed) to by PECO) by the merger agreement, or required by law, it will not, and it will not permit any acquired company to (subject to certain exceptions, including certain items previously disclosed to PECO), directly or indirectly:

•	amend its charter or bylaws (or comparable documents);
•	adjust, split, combine, subdivide or reclassify any shares of capital stock;
•	declare, set aside for payment or pay any dividend or other distribution on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest or capital stock or other equity interests of PE REIT II, PE OP II or any subsidiary of PE REIT II, except for (i) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned subsidiary of PE REIT II to its parent entity, (ii) distributions by any subsidiary of PE REIT II or any other entity in which PE REIT II owns an interest that is not wholly owned, directly or indirectly, by PE REIT II, to the extent required by the organizational documents of such subsidiary of PE REIT II or other entity in which PE REIT II owns an interest, or (iii) dividends made in the ordinary course of business;
•	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests or any convertible securities or authorize, issue or sell any capital stock or other equity interests or any convertible securities, except with respect to (i) the redemption or exchange of any partnership unit of PE OP II in accordance with the terms of the agreement of limited partnership of PE OP II, (ii) the issuance of any shares of PE REIT II common stock in accordance with PE REIT II’s equity incentive plans, (iii) the withholding of shares of PE REIT II common stock to satisfy tax withholding obligations with respect to equity awards under PE REIT II’s equity incentive plans, (iv) the issuance of shares of PE REIT II common stock under PE REIT II’s distribution reinvestment plan, (v) the redemption or repurchase of shares of PE REIT II common stock under PE REIT II’s share repurchase program, (vi) the issuance of any partnership unit of PE OP II as required or contemplated by the Amended and Restated Advisory Agreement, dated as of September 1, 2017, by and among PE REIT II, PE OP II and Phillips Edison NTR II LLC (the “advisory agreement”) or (vii) any redemptions or repurchases in accordance with Section 5.8 of PE REIT II’s charter, in the case of each of clauses (ii), (iv) and (v) immediately above, in the ordinary course of business (including in both frequency and amount);
•	incur or assume any indebtedness or guarantee any such indebtedness in excess of $1,000,000 in the aggregate, in each case, other than in the ordinary course of business (provided that, for the purposes of this covenant, “indebtedness incurred in the ordinary course of business” includes (i) indebtedness incurred in connection with a 1031 exchange or (ii) a draw on PE REIT II’s revolving credit facility in connection with any transaction otherwise permitted by PE REIT II’s conduct of business covenants or otherwise consistent with past practice);
•	other than in the ordinary course of business, enter into or, in any material respect, modify, amend or terminate any material contract of an acquired company, other than (i) any termination or renewal in accordance with the terms of any existing material contract of an acquired company that occurs automatically without any action (other than notice of renewal) by PE REIT II, PE OP II or any subsidiary of PE REIT II, or (ii) the entry into any agreement to modify, amend, terminate, assign or assume, or any waiver or consent under, any mortgage, loan agreement or related agreement to which PE REIT II, PE OP II or any subsidiary of PE REIT II is a party as required or necessitated by the merger agreement, the mergers or the other transactions contemplated by the merger agreement;
•	refinance, replace or prepay any indebtedness in excess of $1,000,000 in the aggregate, or settle, compromise, discharge, waive, release or assign any material claim, right or litigation in excess of $250,000 individually or $1,000,000 in the aggregate, in each case, other than in the ordinary course of business;
•	make any material change in any method of accounting or accounting practice, controls or policy other than as required by changes in law or GAAP that become effective after the signing date of the merger agreement;
•	prepare or file any material tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the closing date or accelerating deductions to periods ending on or before the closing date), settle or otherwise compromise any claim relating to material taxes, enter into any closing agreement or similar agreement relating to material taxes, otherwise settle any dispute relating to material taxes, or request any ruling or similar guidance with respect to taxes, except, in each case, (i) if required by applicable law or (ii) if necessary (a) to preserve the PE REIT II’s qualification as a REIT under the Code, or (b) to qualify or preserve the status of any subsidiary of PE REIT II as a disregarded entity or partnership for U.S. federal income tax purposes or as a REIT, qualified REIT subsidiary or TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•	take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) PE REIT II to fail to qualify as a REIT or (ii) any subsidiary of PE REIT II to cease to be treated as any of (a) a partnership or disregarded entity for federal income tax purposes or (b) a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;
•	make or incur any capital expenditures or commitments therefor, other than in the ordinary course of business (including routine maintenance and repairs), to address obligations under existing contracts, or in connection with emergency repairs;
•	purchase, lease, license or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any material assets, except in the ordinary course of business;
•	sell or otherwise dispose of any material assets (including any real property of the acquired companies), except inventory sold in the ordinary course of business, certain properties as previously disclosed to (and agreed to by) PECO and as otherwise permitted pursuant to the merger agreement;
•	make any loans, advances or capital contributions to, or investments in, any other person or entity, other than in the ordinary course of business or loans, advances or capital contributions to, or investments in, wholly owned subsidiaries of PE REIT II;
•	cancel any of their respective material insurance policies or reduce the amount of any insurance coverage provided by such material insurance policies;
•	take any action under the charter or bylaws of PE REIT II or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of PE REIT II common stock with respect to the mergers or the other transactions contemplated by the merger agreement;
•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except as permitted by the merger agreement; or
•	authorize, or commit or agree to, whether in writing or otherwise, any of the foregoing actions.

However, nothing in the merger agreement prohibits PE REIT II from taking any action, at any time or from time to time, that, in the reasonable judgment of PE REIT II, upon advice of counsel, is reasonably necessary for PE REIT II to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the effective time of the company merger or to avoid incurring entity level income or excise taxes under the Code, including making dividend or other distribution payments to the PE REIT II stockholders in accordance with the merger agreement or otherwise; provided that, PE REIT II will provide notice to PECO as soon as reasonably practicable prior to taking any such action.

Conduct of Business of PECO Pending the Mergers

PECO has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the company merger and the valid termination of the merger agreement. In general, except with PE REIT II’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), or as otherwise expressly required, contemplated or permitted (as previously disclosed to (and agreed to by) PE REIT II) by the merger agreement, or required by law, PECO has agreed that it will, and will cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business, and use all reasonable efforts to keep intact their respective businesses, keep available the services of their respective current officers and employees and preserve their respective relationships with governmental entities, customers, suppliers, landlords, tenants, creditors, employees, business associates and others with whom they deal, (ii) use reasonable best efforts to maintain their respective assets and properties in their current condition (ordinary wear and tear excepted) and (iii) use commercially reasonable efforts to maintain PECO’s status as a REIT within the meaning of the Code. Without limiting the foregoing, PECO has also agreed that, except with PE REIT II’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), or as otherwise required, contemplated or permitted (as previously disclosed to (and agreed to by) PE REIT II) by the merger agreement, or required by law, it will not, and it will not permit any of its subsidiaries to (subject to certain exceptions, including certain items previously disclosed to PE REIT II), directly or indirectly:

•	amend its charter or bylaws (or comparable documents);
•	adjust, split, combine, subdivide or reclassify any shares of capital stock;
•	declare, set aside for payment or pay any dividend or other distribution on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest or capital stock or other equity interests of PECO, PECO OP or any subsidiary of PECO, except for (i) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned subsidiary of PECO to its parent entity, (ii) distributions by any subsidiary of PECO or any other entity in which PECO owns an interest that is not wholly owned, directly or indirectly, by PECO, to the extent required by the organizational documents of such subsidiary of PECO or other entity in which PECO owns an interest, or (iii) dividends made in the ordinary course of business;

•	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests or any convertible securities or authorize, issue or sell any capital stock or other equity interests or authorize, issue, grant or sell any convertible securities except with respect to (i) the withholding of shares of PECO common stock to satisfy tax withholding obligations with respect to, or the surrender of shares of PECO common stock to satisfy the exercise price of, equity awards under the PECO benefit plans, (ii) with respect to the redemption or exchange of any partnership unit of PECO OP in accordance with the terms of the agreement of limited partnership of PECO OP, (iii) any redemptions or repurchases in accordance with Article VI of PECO’s charter, (iv) the grant of shares of PECO common stock to independent directors under the PECO 2010 Independent Director Stock Plan and the grant of PECO common stock, PECO OP units or convertible securities with respect to PECO common stock or PECO OP units to employees pursuant to the terms of the PECO Amended and Restated 2010 Long-Term Incentive Plan, (v) the issuance of PECO common stock under PECO’s dividend reinvestment plan, or (vi) the redemption or repurchase of PECO common stock under PECO’s share repurchase program, in the case of each of clauses (iv) through (vi) immediately above, in the ordinary course of business (including in both frequency and amount);
•	amend any term of any shares of PECO common stock or PECO OP Units or other equity interests of PECO or PECO OP in a manner that would adversely affect the economic benefits of the mergers to the holders of the shares of PE REIT II common stock;
•	(i) adopt, amend, terminate or materially increase the benefits under any PECO benefit plan, (ii) accelerate the payment, vesting, funding or forgiveness of indebtedness of any compensation or benefits to any current or former employee or other individual service provider of PECO, PECO OP and their respective subsidiaries, or (iii) enter into, adopt, amend or terminate any collective bargaining agreement or similar contract, except (a) as permitted elsewhere in PECO’s conduct of business covenants, (b) for clauses (i) and (ii) above, (1) in the ordinary course of business for employees or other individual service providers with annual base compensation of less than $75,000, (2) for severance and termination payments or agreements in the ordinary course of business, or (3) as required by the terms of any PECO benefit plan (or any plan that would be a PECO benefit plan if adopted or entered into prior to the date of the merger agreement);
•	incur or assume any indebtedness or guarantee any such indebtedness in excess of $2,000,000 in the aggregate, in each case, other than in the ordinary course of business (provided that, for the purposes of this covenant, “indebtedness incurred in the ordinary course of business” includes (i) indebtedness incurred in connection with a 1031 exchange or (ii) a draw on PECO’s revolving credit facility in connection with any transaction otherwise permitted by PECO’s conduct of business covenants or otherwise consistent with past practice);
•	permit, allow or suffer any of its assets (including any real property of PECO and its subsidiaries) to become subjected to any lien, other than liens expressly permitted under the merger agreement and other liens incurred in the ordinary course of business and except for liens incurred in connection with (i) acquisitions of real property in the ordinary course of business or (ii) actions permitted under certain of PECO’s conduct of business covenants;
•	other than in the ordinary course of business, enter into or, in any material respect, modify, amend or terminate certain material contracts previously disclosed to (and agreed to by) PE REIT II, other than (i) any termination or renewal in accordance with the terms of such contracts that occurs automatically without any action (other than notice of renewal) by PECO, PECO OP or any subsidiary of PECO, or (ii) the entry into any agreement to modify, amend, terminate, assign or assume, or any waiver or consent under, any mortgage, loan agreement or related agreement to which PECO, PECO OP or any subsidiary of PECO is a party as required or necessitated by the merger agreement, the mergers or the other transactions contemplated by the merger agreement;
•	refinance, replace or prepay any indebtedness in excess of $2,000,000 in the aggregate, or settle, compromise, discharge, waive, release or assign any material claim, right or litigation in excess of $250,000 individually or $2,000,000 in the aggregate, in each case, other than in the ordinary course of business;
•	make any material change in any method of accounting or accounting practice, controls or policy other than as required by changes in law or GAAP that become effective after the signing date of the merger agreement;

•	take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) PECO to fail to qualify as a REIT or (ii) any subsidiary of PECO to cease to be treated as any of (a) a partnership or disregarded entity for federal income tax purposes or (b) a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;
•	prepare or file any material tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the closing date or accelerating deductions to periods ending on or before the closing date), settle or otherwise compromise any claim relating to material taxes, enter into any closing agreement or similar agreement relating to material taxes, otherwise settle any dispute relating to material taxes, or request any ruling or similar guidance with respect to taxes, except, in each case, (i) if required by applicable law or (ii) if necessary (a) to preserve PECO’s qualification as a REIT under the Code or (b) to qualify or preserve the status of any subsidiary of PECO as a disregarded entity or partnership for U.S. federal income tax purposes or as a REIT, qualified REIT subsidiary or TRS under the applicable provisions of Section 856 of the Code, as the case may be;
•	make or incur any capital expenditures or commitments therefor, other than in the ordinary course of business (including routine maintenance and repairs), to address obligations under existing contracts, or in connection with emergency repairs;
•	purchase, lease, license or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any material assets, except in the ordinary course of business;
•	sell or otherwise dispose of any material assets (including any real property of PECO and its subsidiaries), except inventory sold in the ordinary course of business, certain properties as previously disclosed to (and agreed to by) PE REIT II and as otherwise permitted pursuant to the merger agreement;
•	make any loans, advances or capital contributions to, or investments in, any other person or entity, other than in the ordinary course of business or loans, advances or capital contributions to, or investments in, wholly owned subsidiaries of PECO;
•	cancel certain insurance policies previously disclosed to (and agreed to by) PE REIT II or reduce the amount of any insurance coverage provided by such insurance policies;
•	take any action under the charter or bylaws of PECO or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of PECO common stock with respect to the mergers or the other transactions contemplated by the merger agreement;
•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution or bankruptcy reorganization, except as permitted by the merger agreement;
•	effect or agree to any merger, consolidation or recapitalization other than (i) as permitted by the merger agreement or (ii) in a manner that would not materially and adversely affect the economic benefits of the mergers to the PE REIT II stockholders and would not prevent or materially delay or impair the ability of PECO and PECO OP to consummate the mergers; or
•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

However, nothing in the merger agreement prohibits PECO from taking any action, at any time or from time to time, that, in the reasonable judgment of PECO, upon advice of counsel, is reasonably necessary for PECO to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the effective time of the company merger or to avoid incurring entity level income or excise taxes under the Code, including making dividend or other distribution payments to the PECO stockholders in accordance with the merger agreement or otherwise; provided that, PECO will provide notice to PE REIT II as soon as reasonably practicable prior to taking any such action.

PE REIT II Go Shop; Acquisition Proposals

Until 30 days after the date of the merger agreement (the “go shop period end time”), PE REIT II, each of its subsidiaries and its and their respective representatives (acting at the direction of the PE REIT II Special Committee) had the right to, directly or indirectly: (i) initiate, solicit, or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, including by way of (a) contacting third parties or (b) providing access to the business, properties, offices, assets, books and records and personnel of the acquired companies and furnishing non-public information pursuant to (but only pursuant to) one or more acceptable confidentiality agreements; provided, however, that PE REIT II shall concurrently provide to PECO any material non-public information concerning PE REIT II or any of its subsidiaries that is provided to any person or entity given such access which was not previously provided to PECO or its representatives; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any person or entity regarding any proposal, inquiries or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal or, pursuant to an acceptable confidentiality agreement, furnish to any person or entity information or afford to any person or entity access to the business, properties, assets or personnel of any of the acquired companies, in each case, solely in connection with, or for the sole purpose of knowingly encouraging, facilitating or assisting a Competing Proposal; (iii) subject to and only in compliance with the go shop provisions of the merger agreement, enter into any contract (including any letter of intent or agreement in principle) with respect to a Competing Proposal (each, a “PE REIT II acquisition agreement”), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement to the extent, and only for so long as necessary to allow the counterparty to make a Competing Proposal or inquire, negotiate, evaluate, propose or make an offer that would be reasonably likely to lead to a Competing Proposal prior to the go shop period end time and in compliance with the go shop provisions in the merger agreement, and (v) disclose to the stockholders of PE REIT II any information required to be disclosed under applicable law; provided, however that, in the case of this clause (v), any such disclosure (other than a disclosure made pursuant to certain provisions of the merger agreement) that addresses the approval or recommendation by the PE REIT II Board or the PE REIT II Special Committee of the transactions contemplated by the merger agreement and that is not an express rejection of any applicable Competing Proposal or an express public re-affirmation of the PE REIT II Board Recommendation shall be deemed to be a PE REIT II Adverse Recommendation Change.

For purposes of the merger agreement, the term “Go Shop Bidder” means any person or group (within the meaning of Section 13(d) of the Exchange Act) that submits a proposal or offer regarding a Competing Proposal not later than the go shop period end time that has not been withdrawn and that the PE REIT II Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, prior to the go shop period end time (or in the case of any Competing Proposal received less than three business days before the date of the go shop period end time, not later than two business days after the go shop period end time), constitutes, or would be reasonably expected to lead to, a Superior Proposal; provided that a Go Shop Bidder shall cease to be a Go Shop Bidder if after the go shop period end time (i) the negotiations between PE REIT II and such Go Shop Bidder with respect to the Competing Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated, (ii) the Competing Proposal submitted by such Go Shop Bidder prior to the go shop period end time is withdrawn, terminated or modified in a manner such that, in the PE REIT II Special Committee’s good faith determination, after consultation with its legal and financial advisors, as modified it no longer constitutes, or would reasonably be expected to lead to, a Superior Proposal, (iii) the natural person(s) or entity(ies) comprising such Go Shop Bidder cease, at any time following the go shop period end time and prior to the termination of the merger agreement in accordance with the applicable provisions thereof, to constitute at least 66.66% of the equity financing for such Competing Proposal, or (iv) such Go Shop Bidder otherwise ceases to be actively pursuing efforts to acquire PE REIT II or PE OP II.

For the avoidance of doubt, until 11:59 PM Eastern Time on the date that is 15 days after the go shop period end time (the “go shop cut off time”), PE REIT II, its subsidiaries and its and their respective representatives may continue to take any of the actions expressly listed in the “go shop” provisions of the merger agreement with respect to any proposal or offer regarding a Competing Proposal submitted by a Go Shop Bidder (but for only so long as such person or entity constitutes a Go Shop Bidder) on or before the go shop period end time or with respect to any amended or modified proposal or offer with respect to any such Competing Proposal submitted by a Go Shop Bidder after the go shop period end time (but prior to the go shop cut off time) if the PE REIT II Special Committee has determined in good faith, after consultation with its legal and financial advisors, that such Competing Proposal (as may be amended or modified) constitutes, or would be reasonably expected to lead to, a Superior Proposal. For the sake of clarity, after the go shop cut off time, PE REIT II and its subsidiaries and its and their respective representatives may continue to engage in any of the activities contemplated by the “go shop” provisions of the merger agreement with respect to a Go Shop Bidder only to the extent expressly permitted by the merger agreement (as described below in the section “—No Solicitation and Change in Recommendation with Competing Proposal”).

No Solicitation and Change in Recommendation with Competing Proposal

Except as described immediately above, from and after the go shop period end time, PE REIT II will not, and will cause each of its subsidiaries and shall use reasonable best efforts to cause its and its subsidiaries’ respective representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal (defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or furnish to any other person or entity information or afford to any other person or entity access to the business, properties, assets or personnel of the acquired companies, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, a Competing Proposal, (iii) enter into any PE REIT II acquisition agreement, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute (provided, that notwithstanding anything contained in the merger agreement to the contrary, PE REIT II may waive any provision that prohibits a confidential proposal being made to the PE REIT II Special Committee or the PE REIT II Board), or (v) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal.

For the purposes of the merger agreement, a “Competing Proposal” means any inquiry, proposal or offer from any person (other than PECO or any of its subsidiaries) or “group” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the acquired companies equal to 20% or more of PE REIT II’s consolidated assets or to which 20% or more of PE REIT II’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding PE REIT II common stock, (iii) tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 20% or more of the outstanding PE REIT II common stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving PE REIT II or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and PE REIT II common stock involved is 20% or more, in each case, other than the transactions contemplated by the merger agreement.

Notwithstanding the restrictions set forth above, the merger agreement provides that, at any time on or after the go shop period end time and prior to obtaining the approval of the company merger by the PE REIT II stockholders, PE REIT II and its representatives may, in response to a written Competing Proposal from any person or group (including a Go Shop Bidder), which was made on or after the go shop period end time and not preceded by a material breach by PE REIT II of the non-solicitation provisions in the merger agreement, (i) contact such person or group solely to clarify the terms and conditions thereof and (ii) if the PE REIT II Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then PE REIT II and its representatives may (a) furnish, pursuant to an acceptable confidentiality agreement (a copy of which PE REIT II must promptly (and in any event within 24 hours) provide to PECO following the execution thereof), information (including non-public information) with respect to PE REIT II and its subsidiaries to the person or group who has made such Competing Proposal; provided, that PE REIT II will concurrently provide to PECO any material non-public information concerning PE REIT II or any of its subsidiaries that is provided to any person or group given such access which was not previously provided to PECO or its representatives; and (b) engage in or otherwise participate in discussions or negotiations with the person or group making such Competing Proposal.

From and after the date of the merger agreement, PE REIT II must, as promptly as reasonably practicable (and in any event no later than 24 hours) after any acquired company or any of its representatives (i) enters into an acceptable confidentiality agreement or (ii) receives any inquiry or request for negotiations from any person or group regarding a Competing Proposal, PE REIT II shall notify PECO in writing of the identity of such person or group (including, to the extent known by PE REIT II, the identity of each natural person or entity comprising such group) and provide to PECO (a) a copy of any Competing Proposal made by (or on behalf of) such person or group and any other written material terms and conditions or proposals provided by (or on behalf of) such person or group (including a copy of any acquisition agreement and any related transaction documents and financing commitments, if any, and any subsequent amendments thereto) to PE REIT II or any of its subsidiaries or any representative of any acquired company and (b) a written summary of any other material terms of any Competing Proposal from any such person or group not made in writing (including any material terms and conditions proposed orally or supplementally). For the avoidance of doubt, the foregoing notice obligations described in this paragraph apply, to any Go Shop Bidder, as described above in the section “—PE REIT II Go Shop; Acquisition Proposals”).

PE REIT II will keep PECO reasonably informed on a current basis of any material developments, discussions or negotiations regarding any Competing Proposal (whether made before or after the date of the merger agreement) and upon the request of PECO will apprise PECO of the status of such Competing Proposal. PE REIT II agrees that it and its subsidiaries will not enter into any agreement with any person or persons or entities subsequent to the date of the merger agreement which prohibits PE REIT II from providing any information to PECO.

Except as described below, the PE REIT II Special Committee and the PE REIT II Board may not (i) (a) fail to recommend to the PE REIT II stockholders that they approve the company merger or fail to include the PE REIT II Board recommendation in this joint proxy statement/prospectus, (b) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or, in a manner adverse to PECO, modify, the PE REIT II Board recommendation, (c) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in the merger agreement, (d) adopt, approve or recommend, or publicly propose to approve or recommend to the PE REIT II stockholders a Competing Proposal, or (e) fail to make or reaffirm the PE REIT II Board recommendation within five business days following PECO’s written request to do so following PE REIT II’s or its representatives’ receipt of a Competing Proposal or any material change thereto (each of the actions described in this clause (i) being referred to as a “PE REIT II Adverse Recommendation Change”), (ii) authorize, cause or permit any acquired company to enter into any PE REIT II acquisition agreement (other than an acceptable confidentiality agreement) or (iii) take any action in connection with the termination of the merger agreement in connection with a Competing Proposal. Notwithstanding anything to the contrary above, prior to the time the PE REIT II merger approval is obtained, but not after, the PE REIT II Board may make a PE REIT II Adverse Recommendation Change, terminate the merger agreement and enter into any PE REIT II acquisition agreement with respect to a Competing Proposal, if and only if, PE REIT II receives a Competing Proposal that was not preceded by a material breach by PE REIT II of the non-solicitation provisions in the merger agreement and each of the PE REIT II Special Committee and the PE REIT II Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal.

For purposes of the merger agreement, “Superior Proposal” means any bona fide, written Competing Proposal that was not preceded by a material breach by PE REIT II of the non-solicitation provisions of the merger agreement and that the PE REIT II Board has determined that, after consulting with PE REIT II’s outside legal counsel and financial advisors, such Competing Proposal is reasonably likely to be consummated in accordance with its terms and that, if consummated, would reasonably be likely to result in a transaction more favorable to the PE REIT II stockholders from a financial point of view than the transactions contemplated by the merger agreement (including any revisions to the terms of the merger agreement proposed by PECO in response to such Competing Proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal will be deemed to be references to “50%.”

The PE REIT II Board is not entitled to effect a PE REIT II Adverse Recommendation Change unless (i) each of the PE REIT II Special Committee and the PE REIT II Board has determined in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, (ii) PE REIT II has given PECO at least five business days’ prior written notice of its intention to effect a PE REIT II Adverse Recommendation Change or terminate the merger agreement, which notice will specify in reasonable detail the basis for the PE REIT II Adverse Recommendation Change or termination and the identity of the party making such Superior Proposal and the material terms thereof and include copies of the current drafts of all material agreements between PE REIT II and the party making such Superior Proposal and relating to such Superior Proposal (to the extent in PE REIT II’s possession), (iii) PE REIT II has negotiated, and will have caused its representatives to negotiate, in good faith with PECO during such notice period, to the extent PECO wishes to negotiate; and (iv) following the end of such notice period, the PE REIT II Board has considered in good faith any proposed revisions to the merger agreement proposed by PECO (or as to other proposals made by PECO) in writing, and has determined, after consultation with its financial advisors and outside legal counsel that such Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided, that, in the event of any material change to the material terms of such Superior Proposal, PE REIT II shall, in each case, have delivered to PECO an additional notice consistent with the notice described above and the notice period shall have recommenced, except that the notice period shall be at least two business days; and provided, further, that any purported termination of this Agreement pursuant to the provisions discussed in this section “—No Solicitation and Change in Recommendation with Competing Proposal” shall be void and of no force and effect, unless the PE REIT II termination is in accordance with the applicable provisions of the merger agreement and PE REIT II pays PECO the PE REIT II Termination Payment in accordance with the applicable provisions of the merger agreement.

The merger agreement does not prohibit the PE REIT II Board from: (i) taking and disclosing to the PE REIT II stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the PE REIT II stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the PE REIT II Board has determined in good faith, after consultation with outside legal counsel, that the failure to do so would create a material risk of a breach by PE REIT II of its duties under applicable law; provided, that any disclosures (other than those made pursuant to clause (ii) above) that address the approval or recommendation by the PE REIT II Board of the transactions contemplated by the merger agreement and that are not an express rejection of any applicable Competing Proposal or an express reaffirmation of the PE REIT II Board recommendation will be deemed to be a PE REIT II Adverse Recommendation Change.

The merger agreement requires PE REIT II to, and requires PE REIT II to cause each of the acquired companies and its and their respective representatives to, promptly following the go shop period end time, (i) immediately cease any activities, discussions or negotiations with any persons or entities (other than Go Shop Bidders (but only for so long as such persons or entities constitute Go Shop Bidders, as described above in the section “—PE REIT II Go Shop; Acquisition Proposals”) until the go shop cut off time and PECO and its representatives) with respect to a Competing Proposal and (ii) request that any such person (other than Go Shop Bidders (but only for so long as such persons or entities constitute Go Shop Bidders, as described above in the section “—PE REIT II Go Shop; Acquisition Proposals”) until the go shop cut off time and PECO and its representatives) promptly return and/or destroy all confidential information concerning PE REIT II and its subsidiaries to the extent permitted pursuant to a confidentiality agreement with any such persons or entities.

PE REIT II may not, and may not permit any acquired company or any of its or their respective affiliates or representatives to, reimburse or agree to reimburse the fees or expenses of any person (including any Go Shop Bidder or its representatives) in connection with (or related to) a Competing Proposal (including, for the avoidance of doubt, in connection with any acceptable confidentiality agreement), but excluding, for the avoidance of doubt, in connection with any PE REIT II acquisition agreement with respect to a Superior Proposal entered into pursuant to the merger agreement and resulting in termination of the merger agreement by PE REIT II in order to concurrently enter into a PE REIT II acquisition agreement and pay the PE REIT II Termination Payment as described below in the section “—Termination of the Merger Agreement—Termination Payments”.

In connection with any Competing Proposal, Phillips Edison NTR II LLC or one or more of its affiliates will provide all services contemplated by the advisory agreement in connection with any such Competing Proposal and if the PE REIT II Board or PE REIT II Special Committee determines to accept a Superior Proposal or otherwise determines to pursue a Superior Proposal giving rise to a PE REIT II Adverse Recommendation Change, in each case, in compliance with the non-solicitation provisions of the merger agreement, Phillips Edison NTR II LLC, without waiving any rights hereunder, will provide, subject to the oversight of the PE REIT II Special Committee, all services contemplated by the advisory agreement to consummate such Superior Proposal, in each case, in accordance with the terms of the advisory agreement.

Change in Recommendation with Intervening Events

In circumstances not involving or relating to a Competing Proposal and at any time prior to the receipt of the PE REIT II merger approval, the PE REIT II Board may make a PE REIT II Adverse Recommendation Change if and only if (i) a PE REIT II Intervening Event (as defined below in “The Merger Agreement—Covenants and Agreements—Change in Recommendation with Intervening Events”) has occurred, (ii) the PE REIT II Board has concluded in good faith (after consultation with its financial advisor and its outside legal counsel) that failure to take such action would be inconsistent with the PE REIT II Board directors’ duties as directors under applicable law, (iii) five business days (the “PE REIT II Intervening Event Notice Period”) shall have elapsed since PE REIT II has given written notice (which written notice shall not be deemed a PE REIT II Adverse Recommendation Change for any purpose of the merger agreement) to PECO advising that PE REIT II intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such PE REIT II Intervening Event Notice Period, PE REIT II has considered and, if requested by PECO, engaged and caused its representatives to engage in good faith discussions with PECO regarding any adjustment or modification of the terms of the merger agreement proposed by PECO and (v) the PE REIT II Board, following such PE REIT II Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of the merger agreement proposed by PECO) that failure to do so would be inconsistent with their duties as directors under applicable law; provided, however, that in the event the PE REIT II Board does not make a PE REIT II Adverse Recommendation Change following such PE REIT II Intervening Event Notice Period, but thereafter determines to make a PE REIT II Adverse Recommendation Change pursuant to the merger agreement in circumstances not involving a Competing Proposal, the foregoing procedures described in this paragraph shall apply anew. Notwithstanding any PE REIT II Adverse Recommendation Change, unless such PE REIT II Adverse Recommendation Change is with respect to a Superior Proposal and PE REIT II terminates the merger agreement in connection with a Superior Proposal, PE REIT II is obligated under the merger agreement, to the extent it would not violate Maryland law, to cause the approval of the mergers to be submitted to a vote of the PE REIT II stockholders at the annual meeting of PE REIT II stockholders.

For purposes of the merger agreement, “PE REIT II Intervening Event” means a material event, circumstance, change or development that was not known to the PE REIT II Board prior to the execution of the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, circumstance, change or development, or any material consequence thereof, becomes known to the PE REIT II Board prior to the closing date; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “PE REIT II Intervening Event” has occurred: (i) the receipt, existence or terms of any Competing Proposal (including a Superior Proposal) or any matter relating thereto or consequence thereof, (ii) changes in the market price of the capital stock of PE REIT II or (iii) PE REIT II meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, however, that, with respect to the foregoing clauses (ii) and (iii), any fact or event giving rise to such change, meeting, exceedance or failure, as applicable, may otherwise constitute or be taken into account in determining whether a “PE REIT II Intervening Event” has occurred if not falling into the event, circumstance, change or development contemplated by the foregoing clause (i).

Except as described below, the PECO Board may not (i) fail to recommend to the PECO stockholders that the PECO stockholder approval be given or fail to include the PECO Board Recommendation in this joint proxy statement/prospectus or (ii) change, qualify, withhold, withdraw or modify or publicly propose to change, qualify, withhold, withdraw or, in any manner adverse to PE REIT II, modify, the PECO Board Recommendation (each of the actions described in clauses (i) and (ii) of this paragraph being referred to as a “PECO Adverse Recommendation Change”).

Notwithstanding anything in the merger agreement to the contrary, at any time prior to the receipt of the PECO stockholder approval, the PECO Board may make a PECO Adverse Recommendation Change if and only if (i) a PECO Intervening Event has occurred, (ii) the PECO Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable law, (iii) five business days (the “PECO Intervening Event Notice Period”) shall have elapsed since PECO has given written notice (which written notice shall not be deemed a PECO Adverse Recommendation Change) to PE REIT II advising that PECO intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such PECO Intervening Event Notice Period, PECO has considered and, if requested by PE REIT II, engaged and caused its representatives to engage in good faith discussions with PE REIT II regarding any adjustment or modification of the terms of the merger agreement proposed by PE REIT II, and (v) the PECO Board, following such PECO Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel, and taking into account any adjustment or modification of the terms of the merger agreement proposed by PE REIT II) that failure to do so would be inconsistent with their duties as directors under applicable law; provided, however, that in the event the PECO Board does not make a PECO Adverse Recommendation Change following such PECO Intervening Event Notice Period, but thereafter determines to make a PECO Adverse Recommendation Change pursuant to the merger agreement, the foregoing procedures described in this paragraph shall apply anew. Notwithstanding any PECO Adverse Recommendation Change, PECO is obligated under the merger agreement to cause the approval of the mergers and, to the extent it would not violate Maryland law, the PECO charter amendment, to be submitted to a vote of the PECO stockholders at the annual meeting of PECO stockholders.

For purposes of the merger agreement, “PECO Intervening Event” means a material event, circumstance, change or development that was not known to the PECO Board prior to the execution of the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, circumstance, change or development, or any material consequence thereof, becomes known to the PECO Board prior to the closing date; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “PECO Intervening Event” has occurred: (i) the receipt, existence or terms of any inquiry, proposal or offer from any person or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition of assets of PECO, PECO OP and their respective subsidiaries, or (b) acquisition (whether by tender offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or otherwise) of any of PECO’s, PECO OP’s or any of their respective subsidiaries’ capital stock or other equity interests, (ii) changes in the market price of the capital stock of PECO or (iii) PECO meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, however, that, with respect to the foregoing clauses (ii) and (iii), any fact or event giving rise to such change, meeting, exceedance or failure, as applicable, may otherwise constitute or be taken into account in determining whether a “PECO Intervening Event” has occurred if not falling into the event, circumstance, change or development contemplated by the foregoing clause (i).

Form S-4; Joint Proxy Statement

PE REIT II and PECO agreed to prepare and cause to be filed with the SEC the joint proxy statement included in this joint proxy statement/prospectus, and PECO agreed to prepare and cause to be filed with the SEC, the Form S-4 with respect to the PECO common stock issuable in the mergers, which will include this joint proxy statement/prospectus. Each of PE REIT II and PECO agreed to use its reasonable best efforts to: (a) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing; (b) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act; (c) mail or deliver this joint proxy statement/prospectus to its stockholders (as applicable) as promptly as practicable after the Form S-4 is declared effective; and (d) keep the Form S-4 effective for so long as necessary to complete the mergers.

PE REIT II and PECO each agreed to use its reasonable best efforts to cause the joint proxy statement to be mailed to its stockholders that are entitled to vote at its stockholder meeting and to hold its stockholder meeting as soon as reasonably practicable after the Form S-4 registration statement is declared effective. PE REIT II agreed to include in this joint proxy statement/prospectus, through the PE REIT II Special Committee and the PE REIT II Board, its recommendation to its stockholders that they approve the company merger and the other transactions contemplated by the merger agreement and solicit and use its reasonable best efforts to obtain the approval of the company merger and the other transactions contemplated by the merger agreement. PECO agreed to include in this joint proxy statement/prospectus, through the PECO Board, its recommendation to its stockholders that they approve the issuance of shares of PECO common stock in connection with the mergers, and solicit and use reasonable best efforts to obtain the PECO stockholder approval.

Notice to PECO OP Limited Partners

PECO OP agreed to, as promptly as reasonably practicable following the mailing or delivery of this joint proxy statement/prospectus to the PECO stockholders, mail or deliver a notice describing the transactions contemplated by the merger agreement (the “PECO OP Limited Partner Notice”) to the limited partners of PECO OP who are entitled to vote on the transactions pursuant to the Fourth Amended and Restated Agreement of Limited Partnership of PECO OP, L.P., dated as of March 26, 2018. PECO agreed to use reasonable best efforts to obtain the PECO OP Limited Partner Approval (as defined immediately below) as promptly as reasonably practicable following the date of the mailing or delivery, as applicable, of the PECO OP Limited Partner Notice to the applicable limited partners of PECO OP.

For purposes of the merger agreement, “PECO OP Limited Partner Approval” means the affirmative vote of not less than a majority of the votes cast by the holders of PECO OP units entitled to vote on the approval of the mergers, including the issuance of the new PECO OP units as the partnership merger consideration in connection with the mergers. For purposes of that vote, (i) each partner of PECO OP holding PECO OP units (other than PECO or any of its subsidiaries) is entitled to cast a number of votes equal to the total number of PECO OP units held by such partner as of the record date for the PECO annual meeting, and (ii) PECO and its subsidiaries are not entitled to vote thereon and instead are deemed to have cast a number of votes equal to the sum of (x) the total number of PECO OP units held by PECO and its subsidiaries as of the record date for the PECO annual meeting plus (y) the total number of shares of unvested restricted shares of PECO common stock with respect to which the general partner of PECO OP does not hold back-to-back PECO OP units as of the record date for the PECO annual meeting, in proportion to the manner in which all outstanding shares of PECO common stock were voted in the PECO annual meeting for the proposal to approve the company merger and the other transactions contemplated by the merger agreement.

Pursuant to the Voting Agreements, holders of approximately 47.08% of the outstanding shares of limited partnership interests of PECO OP not owned by PECO have agreed to vote in favor of the mergers, upon the terms and subject to the conditions set forth in the Voting Agreements.

Access to Information; Confidentiality; Notice of Certain Events

The merger agreement requires PE REIT II, on the one hand, and PECO, on the other, to cause each of their respective subsidiaries to provide to the other reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws (to the extent not publicly available) and all other information (financial or otherwise) concerning its business, properties and personnel as such other party may reasonably request, taking into account the relative size of the parties. Notwithstanding the foregoing, neither PE REIT II nor PECO is required by the merger agreement to provide the other party or the representatives of such other party with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of the merger agreement or entered into after the date of the merger agreement in the ordinary course of business (provided, however, that the withholding party will use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any law or duty (provided, however, that the withholding party will use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any law or duty) or (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding party will use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of PE REIT II and PECO will use its reasonable best efforts to minimize any disruption to the businesses of the other party that may result from the requests for access, data and information under the merger agreement.

Each of PE REIT II and PECO will hold, and will cause its representatives and affiliates to hold, any confidential, proprietary and nonpublic information relating to the acquired companies, the PECO parties and all of their subsidiaries or the transactions contemplated by the merger agreement, as applicable, in confidence and will not disclose all or any part thereof to any person or entity (other than their respective representatives and affiliates who need to know such information in connection with the transactions contemplated by the merger agreement) except to the extent (i) such disclosure is required by applicable law, (ii) such disclosure is consented to in writing by the non-disclosing party or (iii) such disclosed information is at the time of such disclosure then available to the public other than as a result of a breach of the non-disclosure provisions of the merger agreement. PE REIT II or PECO, as applicable, will be responsible for any breach of the non-disclosure provision of the merger agreement by any of its representatives or affiliates.

PE REIT II, on the one hand, and PECO, on the other, have agreed to give prompt notice to the other of any notice or other communication received by such party (i) from any governmental entity in connection with the merger agreement, the mergers or the other transactions contemplated by the merger agreement or (ii) from any person alleging that the consent of such person (or another person) is or may be required in connection with the mergers or the other transactions contemplated by the merger agreement.

PE REIT II, on the one hand, and PECO, on the other, have agreed to give prompt notice to the other of any legal proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its subsidiaries or affiliates or otherwise relating to, involving or affecting such party or any of its subsidiaries or affiliates, in each case in connection with, arising from, or otherwise relating to, the mergers or any other transaction contemplated by the merger agreement.

PE REIT II, on the one hand, and PECO, on the other, have agreed to give prompt notice to the other upon becoming aware of the occurrence or impending occurrence of any event, change, development or circumstance relating to it or any of its subsidiaries, respectively, which makes, or is reasonably likely to make, any of the conditions set forth in the merger agreement to not be satisfied. The failure to deliver any notices described above, in and of itself, will not result in the failure of, or otherwise affect, any of the conditions set forth in the merger agreement.

Consents and Approvals

Each of PE REIT II and PECO will, and will cause their respective subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the mergers and the other transactions contemplated by the merger agreement, including (i) the taking of all actions necessary to cause the conditions to closing of the mergers to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities or other persons or entities necessary in connection with the consummation of the mergers and the other transactions contemplated by the merger agreement, making of all necessary registrations and filings (including filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity or other persons or entities necessary in connection with the consummation of the mergers and the other transactions contemplated by the merger agreement, (iii) the defending of any legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the mergers or the other transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order or other judgment entered by any court or other governmental entity vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation law that may be asserted by any governmental entity with respect to the mergers so as to enable the closing of the mergers to occur as soon as reasonably possible and (iv) the execution and delivery of any additional instruments necessary to consummate the mergers and other transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement.

Notwithstanding the foregoing or any other provisions in the merger agreement, nothing contained in the merger agreement (including the provision described above) will require or obligate PECO or any of its affiliates to, and PE REIT II will not, without the prior written consent of PECO, in each case in connection with obtaining any approval or consent from any governmental entity with respect to the mergers: (i) commence or defend any litigation with any governmental entity or private party, (ii) pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, including any agreement to delay the closing, in connection with obtaining any authorization, consent, judgment, registration or approval of a governmental entity, or (iii) agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of PECO, PE REIT II or any of their respective subsidiaries, or any interest or interests therein.

Each of PE REIT II and PECO have agreed to give any notices to any person or entity, and each of PE REIT II and PECO will use reasonable best efforts to obtain any consent, notice, approval, ratification, permission, waiver, license, permit, franchise or authorization (each a “consent”) from any person or entity that are necessary, proper or advisable to consummate the mergers. Each of the parties will furnish to the other such necessary information and reasonable assistance as the other party may request in connection with the preparation of any required registration, declaration, notice, report, submission or other filing with any governmental entity (a “filing”) and will cooperate in responding to any inquiry from a governmental entity, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental entity, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental entity with respect to the merger agreement. To the extent reasonably practicable, the parties to the merger agreement or their respective representatives will generally have the right to review in advance, and each of the parties to the merger agreement will consult the others on, all the information relating to the other and each of their respective affiliates that appears in any filing made with, or written materials submitted to, any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement, except that confidential, competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither PE REIT II nor PECO, nor any of their respective representatives, may participate independently in any meeting or engage in any substantive conversation with any governmental entity in respect of any filing, investigation or other inquiry without giving the other party prior notice of such filing, meeting or conversation and, to the extent permitted by applicable law, without giving the other party the opportunity to attend or participate in any such meeting or conversation with such governmental entity.

In connection with obtaining any consent from any person or entity (other than any governmental entity) with respect to the mergers, none of PE REIT II, PECO or any of their respective subsidiaries or representatives will be obligated to pay or commit to pay to such person or entity whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment to incur any liability or other obligation to such person or entity prior to the effective time of the company merger, other than processing and consent fees in connection with obtaining any Debt Consents and Amendments.

PECO will take the lead in coordinating communications with any governmental entity, developing strategies for responding to any investigation or other inquiry by any governmental entity, and formulating proposals to any governmental entity related to consents. PECO will consult in advance with PE REIT II and take PE REIT II’s views into account in making any decision related to the above.

Notwithstanding the provisions described above, with respect to obtaining the Debt Consents and Amendments, PECO will take the lead in coordinating communications and negotiating with the various lenders, servicers and agents in connection with obtaining the Debt Consents and Amendments necessary to consummate the transactions contemplated by the merger agreement, including entering into amendments and/or modifications to the loan documents in connection therewith (provided, that the effectiveness of any such amendments and / or modifications relating to any PE REIT II Debt Consents and Amendments is conditioned upon the consummation of the mergers). PECO agrees to keep PE REIT II’s counsel reasonably informed of such negotiations, including sharing draft copies of all such loan amendments and/or modifications for review by PE REIT II. PECO agreed to bear all costs, fees and expenses relating to the PECO Debt Consents and Amendments, and PE REIT II agreed to bear all costs, fees and expenses related to obtaining the PE REIT II Debt Consents and Amendments. PECO will use reasonable best efforts (subject to cooperation by PE REIT II) to obtain the Debt Consents and Amendments prior to the closing date. PE REIT II will use reasonable best efforts to cooperate with all customary and reasonable requests of PECO and PECO OP in obtaining the Debt Consents and Amendments (including providing replacement guarantors and indemnitors and executing amendments and/or modifications to the loan documents). Neither PECO nor PECO OP may, nor may PECO or PECO OP permit any of its representatives to, agree to, amend, modify, supplement or waive the terms and conditions of the outstanding indebtedness or guarantees thereof for which the Debt Consents and Amendments of such lenders or servicers are required, if such amendment, modification, supplement or waiver material increases the net worth, liquidity or reserve requirements with respect to such applicable indebtedness without the prior consent of PE REIT II (which consent shall not be unreasonably withheld, conditioned or delayed).

For purposes of the merger agreement, (i) “Debt Consents and Amendments” means, individually and collectively, the PE REIT II Debt Consents and Amendments and/or the PECO Debt Consents and Amendments, (ii) “PE REIT II Debt Consents and Amendments” means reasonably acceptable evidence that all applicable lender(s), administrative agents, rating agencies, and/or servicers with respect to the loan documents set forth on the disclosure letter of PE REIT II have either (a) affirmatively approved or consented to the transactions contemplated by the merger agreement (or waived their right to approve or consent thereto) or (b) approved necessary amendments and/or modifications to the loan documents set forth on the disclosure letter of PE REIT II, in each case, to be entered into in accordance with the merger agreement, and (iii) “PECO Debt Consents and Amendments” means reasonably acceptable evidence that all applicable lender(s), administrative agents, rating agencies, and/or servicers with respect to the loan documents set forth on the disclosure letter of PECO have either (a) affirmatively approved or consented to the transactions contemplated by the merger agreement (or waived their right to approve or consent thereto) or (b) approved necessary amendments and/or modifications to the loan documents set forth on the disclosure letter of PECO, in each case, to be entered into in accordance with the merger agreement.

Publicity

PE REIT II and PECO have agreed, subject to certain exceptions, that they and their respective affiliates, will receive consent from each other before issuing any public press release or other announcement with respect to the mergers or the merger agreement.

Directors’ and Officers’ Insurance and Indemnification

PECO and PECO OP have agreed to honor and fulfill in all respects the obligations of PE REIT II to the fullest extent permissible under applicable law, under any charter, bylaws, limited liability company agreement, partnership agreement or other similar organizational documents or agreements of the acquired companies (collectively, the “acquired company organizational documents”) and under any indemnification or other similar agreements in effect on the date of the merger agreement to the individuals (including all managers, directors, officers, trustees, agents and fiduciaries of any acquired company acting in such capacity) covered by such acquired company organizational documents or indemnification or other similar agreements (collectively, the “D&O indemnified parties”), arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the effective time of the company merger, including in connection with the approval of the merger agreement and the transactions contemplated thereby.

PECO and PECO OP have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the closing of the transactions contemplated by the merger agreement existing as of the date of the merger agreement in favor of any D&O indemnified party provided under any acquired company organizational document or any indemnification agreement or other similar agreement, in each case, which was in effect as of the date of the merger agreement, shall survive the closing of the transactions contemplated by the merger agreement and shall continue in full force and effect in accordance with their respective terms. PECO and PECO OP agree that for a period of six years from the closing of the transactions contemplated by the merger agreement, the acquired company organizational documents may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O indemnified party, unless such modification shall be required by applicable law, and then only to the minimum extent required by applicable law.

Additionally, for a period of six years after the effective time of the company merger, PECO (but only to the extent the D&O Indemnified Parties would be permitted to be indemnified by PE REIT II under the acquired company organizational documents and applicable law) agrees to: (i) indemnify and hold harmless each D&O indemnified party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (a) any action or omission or alleged action or omission in such D&O indemnified party’s capacity as such, or (b) the merger agreement and any of the transactions contemplated thereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any D&O indemnified party upon receipt, to the extent required by applicable law, of (a) an undertaking by or on behalf of such D&O indemnified party to repay such amount if it shall ultimately be determined that such D&O indemnified party is not entitled to be indemnified and (b) an affirmation by the D&O indemnified party of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification. Notwithstanding anything to the contrary contained in the merger agreement, PECO shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of an D&O indemnified party for which indemnification may be sought under the provisions described in this paragraph, unless such settlement, compromise, consent or termination includes an unconditional release of such D&O indemnified party from all liability arising out of such claim, action, suit, proceeding or investigation.

PECO has obtained, or shall obtain prior to the closing of the transactions contemplated by the merger agreement, a prepaid insurance and indemnification policy (i.e., tail coverage) with a term of six years covering each D&O indemnified party that provides coverage, subject to such policy’s terms and conditions, for matters occurring prior to the Closing (the “D&O tail policy”) that is no less favorable than the applicable acquired company’s existing policy (true, correct and complete copies of which have been previously provided to PECO prior to the date hereof) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the premium for such D&O tail policy shall not exceed 300% of the last annual premium paid prior to the date of the merger agreement.

If any of PECO or PECO OP or any of their respective successors or assigns (i) consolidates with or merges with or into any other person or entity and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of PECO or PECO OP, as applicable, assume the obligations described in this section “—Directors’ and Officers’ Insurance and Indemnification”.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling PECO pursuant to the foregoing provisions, PECO has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Tax Matters

Each of PE REIT II and PECO agreed to use reasonable best efforts to cause the company merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and cause the partnership merger to qualify as an “assets-over” merger pursuant to Treasury Regulations Section 1.708-1(c)(3)(i), including by executing and delivering tax representation letters as stated in the merger agreement.

PE REIT II agreed to distribute cash to its stockholders in its taxable year ending with the company merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of such taxable year (taking into account all distributions made by PE REIT II prior to the effective time of the company merger) such that PE REIT II will not be subject to tax under Sections 857(b) or 4981 of the Code in respect of such taxable year.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants and agreements related to:

•	PE REIT II taking all steps as may be reasonably necessary or advisable to cause dispositions of PE REIT II equity securities (including derivative securities) pursuant to the transactions contemplated by the merger agreement by each individual who is a director or officer of PE REIT II subject to Section 16 of the Exchange Act (or who will become so subject as a result of the transactions contemplated by the merger agreement) to be exempt under Rule 16b-3 promulgated under the Exchange Act;
•	PE REIT II and PECO each notifying the other, as the case may be, of any legal proceeding related to the merger agreement, the mergers or the other transactions contemplated by the merger agreement that is brought against PE REIT II, its representatives and/or its affiliates by security holders of PE REIT II, or is brought against PECO, its representatives and/or its affiliates by security holders of PECO, keeping one another informed on a current basis with respect to the status of such legal proceeding and allowing the other the opportunity to participate in the defense and settlement of any such litigation (provided, that no settlement by either party of any such litigation may be agreed to without the other party’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed);
•	PE REIT II causing to be delivered to PECO resignations executed by each director of PE REIT II in office as of immediately prior to the effective time of the company merger;
•	restrictions on PE REIT II and PECO from declaring a dividend to their respective stockholders and unitholders after the date of the merger agreement, except to the extent permitted under the merger agreement or required to maintain REIT status or avoid the imposition of entity level income or excise tax under the Code or applicable state law;
•	PE REIT II and PECO agreeing to terminate, or cause to be terminated, effective immediately prior to, but subject to, the effective time of the company merger, without liability or expense to PE REIT II or any acquired company, the advisory agreement, pursuant to a termination agreement entered into on or prior to the closing date (the “termination agreement”);
•	PECO and PECO OP agreeing, between the date of the merger agreement and the effective time of the company merger, not to agree or consent to substitute any alternative earn out with respect to the PEGC III Earn-Out (as defined in the Contribution Agreement, dated as of May 18, 2017, by and among the contributors party thereto, PECO (formerly known as Phillips Edison Grocery Center REIT I, Inc.), PECO OP, and Jeffrey S. Edison (the “Contribution Agreement”)), or otherwise agree to amend or modify any earn out payable to the contributors in connection with the transactions contemplated by the Contribution Agreement; and

•	the parties to the merger agreement agreeing to execute and deliver, or cause to be executed and delivered, all such documents and instruments and to take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by the merger agreement.

Conditions to Completion of the Mergers

Mutual Closing Conditions

The obligation of each of the PECO parties and the PE REIT II parties to effect the mergers is subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the closing date of the mergers, of the following conditions:

•	PE REIT II merger approval by PE REIT II stockholders (for the avoidance of doubt, the approval of the PECO charter amendment by the PE REIT II stockholders is not a condition to either party’s obligation to effect the mergers);
•	the PECO merger approval and the PECO charter approval by the PECO stockholders;
•	the absence of any law or judgment of a governmental authority prohibiting, preventing, restraining, enjoining or making illegal the mergers; and
•	the Form S-4 registration statement have been declared effective by the SEC and no stop order suspending the effectiveness thereof is issued by the SEC and no proceeding to that effect shall have been commenced or threatened.

Additional Closing Conditions for the Benefit of PECO

The obligation of each of the PECO parties to effect the mergers is subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the closing date, of the following conditions:

•	the accuracy in all material respects as of the date of the merger agreement and the closing of the mergers (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date will be true and correct as of such date) of certain representations and warranties made in the merger agreement by each of PE REIT II and PE OP II regarding its organization, standing and power, certain aspects of its capital structure, corporate authority, conflicts and consents relative to the merger agreement, brokers, and corporate approvals of PE REIT II required for the mergers;
•	the accuracy as of the date of the merger agreement and the closing of the mergers of all other representations and warranties not described immediately above made in the merger agreement by each of PE REIT II and PE OP II, except where any such inaccuracy would not, individually or in the aggregate, have and could not reasonably be expected to have an acquired company material adverse effect;
•	receipt by PECO of an officer’s certificate signed by a duly authorized executive officer of PE REIT II certifying that the closing conditions described in the two preceding bullet points have been satisfied;
•	each of PE REIT II and PE OP II having performed or complied in all material respects with each agreement, covenant and obligation required to be performed or complied with by it under the merger agreement on or prior to the effective time of the company merger, and receipt by PECO of a certificate signed by a duly authorized executive officer of PE REIT II to such effect;
•	no event shall have occurred since the date of the merger agreement, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, an acquired company material adverse effect;
•	receipt by PECO of an opinion dated as of the closing date from DLA Piper LLP (US) or other counsel reasonably acceptable to PECO, dated as of the closing date, to the effect that for all taxable periods commencing with PE REIT II’s taxable year ended December 31, 2014 through and including PE REIT II’s taxable year that ends on the effective time of the company merger, PE REIT II has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code;
•	receipt by PECO of an opinion dated as of the closing date from Latham & Watkins or other counsel reasonably acceptable to PECO to the effect that the company merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and
•	PECO shall have received the written consents previously agreed among the parties, in form and substance reasonably acceptable to PECO and in the manner set forth in the disclosure letter of PECO.

Additional Closing Conditions for the Benefit of PE REIT II

The obligations of PE REIT II to effect the mergers are subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the effective time of the company merger, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and the closing of the mergers (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date will be true and correct as of such date) of certain representations and warranties made in the merger agreement by each of PECO and PECO OP regarding its organization, standing and power, certain aspects of its capital structure, corporate authority, conflicts and consents relative to the merger agreement and brokers, and corporate approvals of PECO required for the mergers;
•	the accuracy as of the date of the merger agreement and the closing of the mergers of all other representations and warranties not described immediately above made in the merger agreement by each of PECO and PECO OP, except where any such inaccuracy would not, individually or in the aggregate, have and could not reasonably be expect to have a PECO material adverse effect;
•	receipt by PE REIT II of an officer’s certificate signed by a duly authorized executive officer of PECO certifying that the closing conditions described in the two preceding bullet points have been satisfied;
•	no event shall have occurred since the date of the merger agreement, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, a PECO material adverse effect;
•	each of PECO and PECO OP having performed or complied in all material respects with each agreement, covenant and obligation required to be performed or complied with by it under the merger agreement at or prior to the effective time of the company merger, and receipt by PE REIT II of a certificate signed on behalf of PECO by a duly authorized executive officer of PECO to such effect;
•	receipt by PE REIT II of an opinion dated as of the closing date from Latham & Watkins or other counsel reasonably acceptable to PE REIT II, to the effect that for all taxable periods commencing with PECO’s taxable year ended December 31, 2010 through and including PECO’s taxable year ended December 31, 2017, PECO has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that its proposed method of operation will enable PECO to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year which includes the effective time of the company merger and future taxable years;
•	receipt by PE REIT II of an opinion dated as of the closing date from Hogan Lovells US LLP or other counsel reasonably acceptable to PE REIT II to the effect that the company merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;
•	the PECO Board shall have adopted resolutions increasing the size of the PECO Board and electing the directors agreed between the parties, effective as of the effective time of the company merger, and such resolutions shall remain in full force and effect; and
•	the termination agreement shall remain in effect.

Termination of the Merger Agreement

Termination by Mutual Agreement

The merger agreement may be terminated at any time by the mutual consent of PECO and PE REIT II in a written instrument, even after receipt of the PE REIT II merger approval or the PECO stockholder approval.

Termination by Either PE REIT II or PECO

The merger agreement may also be terminated prior to the effective time of the company merger by either PECO or PE REIT II if:

•	there has been a breach by the other party or parties of any representation, warranty or covenant set forth in the merger agreement, which causes a condition of the merger agreement not to be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of

(i) 30 calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party and (ii) three business days before the Outside Date), except that a party may not terminate the merger agreement under this provision of the merger agreement if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the merger agreement;

•	the effective time of the company merger will not have occurred by 11:59 p.m., Eastern time on the Outside Date;
•	A governmental entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of PE REIT II, has issued a final, non-appealable judgment permanently restraining, enjoining or otherwise prohibiting the consummation of the mergers or any of the other transactions contemplated by the merger agreement;
•	the PE REIT II merger approval is not obtained at the PE REIT II stockholder meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or
•	the PECO stockholder approval is not obtained at the PECO stockholder meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

Termination by PECO

The merger agreement may be terminated by PECO at any time prior to the receipt of the PE REIT II merger approval at the PE REIT II stockholder meeting, if the PE REIT II Board has effected a PE REIT II Adverse Recommendation Change.

Termination by PE REIT II

The merger agreement may also be terminated by PE REIT II if:

•	prior to the receipt of the PE REIT II merger approval at the PE REIT II stockholder meeting, in order to concurrently enter into any PE REIT II acquisition agreement that constitutes a Superior Proposal and that was not the result of a material breach by PE REIT II of the non-solicitation provisions of the merger agreement, PE REIT II, prior to or concurrently with such termination, pays a termination fee to PECO as described below; or
•	prior to the receipt of the approval of the company merger and the other transactions contemplated by the merger agreement at the PECO stockholder meeting, if the PECO Board has effected a PECO Adverse Recommendation Change.

Termination Payments

PE REIT II has agreed to pay PECO a termination payment in the amount of $15,850,000 (the “Go Shop Termination Payment”) or $31,700,000 (the “PE REIT II Termination Payment”), as applicable, if the merger agreement is terminated by:

•	(i) (a) PECO due to PE REIT II’s breach of PE REIT II’s representations or warranties set forth in the merger agreement or (b) either PECO or PE REIT II because (1) the effective time of the company merger has not occurred before the Outside Date, or (2) PE REIT II stockholders do not approve the company merger and the other transactions contemplated by the merger agreement, (ii) prior to such termination PE REIT II received a Competing Proposal, which Competing Proposal was made, proposed or communicated prior to the PE REIT II stockholder meeting (or termination of the merger agreement if there has been no PE REIT II stockholder meeting) and (iii) within 12 months of the termination, PE REIT II enters into a definitive agreement with respect to a Competing Proposal which Competing Proposal is later consummated, or a Competing Proposal is consummated; provided that the reference to “20%” in the definition of Competing Proposal above is deemed to be references to “50%”;
•	PE REIT II, if prior to the receipt of the PE REIT II merger approval at the PE REIT II stockholder meeting, in order to concurrently enter into any PE REIT II acquisition agreement that constitutes a Superior Proposal and that was not the result of a material breach of the non-solicitation provisions of the merger agreement; or
•	PECO, prior to the receipt of the PE REIT II merger approval at the PE REIT II stockholder meeting, if the PE REIT II Board has effected a PE REIT II Adverse Recommendation Change.

In any such event under the three preceding bullet points, PE REIT II will either pay PECO or its designee (i) the Go Shop Termination Payment solely in connection with PE REIT II entering into or recommending a Superior Proposal from a Go Shop Bidder, in each case, on or before the Go Shop Cut Off Time or (ii) in all cases not described in clause (i) of this paragraph, the PE REIT II Termination Payment, in accordance with the escrow procedures set forth in the merger agreement. In the event of the occurrence of the circumstances in the first two of the three preceding bullet points, in addition to the Go Shop

Termination Payment or the PE REIT II Termination Payment, as applicable, concurrently with the payment of the Go Shop Termination Payment or PE REIT II Termination Payment, as applicable, PE REIT II will also pay (or cause to be paid) to Phillips Edison NTR II LLC (or its assignee), subject to the merger agreement, any amounts required to be paid to Phillips Edison NTR II LLC (or its assignee) pursuant to Section 11 of the advisory agreement. For the avoidance of doubt, in the event that the merger agreement is terminated pursuant to the merger agreement in connection with a Competing Proposal, PE REIT II and PE OP II shall continue to indemnify and hold harmless Phillips Edison NTR II LLC and its affiliates, as well as their respective officers, directors, members, partners, stockholders, other equityholders and employees pursuant to Article 23 of the advisory agreement in connection with such Competing Proposal.

PECO has agreed to pay PE REIT II a termination payment in the amount of $75,620,000 (the “PECO Termination Payment”), if the merger agreement is terminated by PE REIT II, prior to the receipt of the PECO stockholder approval, if the PECO Board has effected a PECO Adverse Recommendation Change.

Effect of Termination

Notwithstanding anything to the contrary in the merger agreement, in the event that PE REIT II or PECO terminates the merger agreement, the merger agreement will become null and void, without any liability or obligation on the part of any party under the merger agreement, except that certain provisions, including the provisions relating to termination, termination fees, other fees and expenses, governing law, and injunctive relief will survive such termination.

No such termination, however, will relieve any party from any liability or damages resulting from the willful breach by a party of any of its representations, warranties, covenants, agreements or other obligations set forth in the merger agreement. If either party terminates the merger agreement and such termination would result in the obligation to pay a termination fee, the payment of such termination fee will be the sole and exclusive remedy of such party against the other party (other than the rights of Phillips Edison NTR II LLC under Section 11 of the advisory agreement) for any loss or damage suffered as a result of the failure of the mergers to be consummated or for a breach or failure to perform hereunder or otherwise.

Miscellaneous Provisions

Payment of Expenses

All expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement (other than expenses incurred to obtain the Debt Consents and Amendments, as described above in the section “—Consents and Approvals”) will be paid by the party incurring such expenses, except that the parties will each pay fifty percent (50%) (i) of the expenses of any financial printer (other than printing and mailing expenses relating to sending communications to their own respective stockholders, which each party will bear separately) and (ii) of the expenses related to the administration of the termination payment escrow (if any). Notwithstanding anything to the contrary contained above, from and after the effective time of the company merger, PECO will pay the amount of any transfer taxes incurred in connection with the merger agreement and the transactions contemplated by the merger agreement.

Specific Performance

The parties to the merger agreement are entitled to an injunction or injunctions and to specifically enforce the terms and provisions of the merger agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the merger agreement.

Amendment

The parties to the merger agreement may, subject to applicable law, amend the merger agreement by written agreement executed and delivered by their duly authorized officers, provided that, after PE REIT II merger approval by the PE REIT II stockholders or after the PECO charter approval and the PECO merger approval by the PECO stockholders, no amendment will be permitted to be made which by law requires further approval by such stockholders without obtaining such further approval.

Waiver

Prior to the effective time of the company merger, any PECO party or any PE REIT II party may, to the extent allowed under applicable law, extend the time for performance of any obligations or other acts of the other, waive any inaccuracies in the representations and warranties of the other or waive the other party’s compliance with any agreements or conditions contained in the merger agreement.

Governing Law

The merger agreement is governed by the laws of the State of Maryland, without giving effect to conflicts of laws principles.

Voting Agreements

Concurrently with the execution of the merger agreement, certain equityholders and executive officers of PECO and/or PECO OP, including Jeffrey S. Edison, PECO’s Chief Executive Officer and Chairman of the PECO Board, and Devin I. Murphy, PECO’s Chief Financial Officer, Treasurer and Secretary, entered into voting agreements (collectively, the “Voting Agreements”) with PE REIT II and PE OP II. The shares of PECO common stock subject to the Voting Agreements comprise approximately 0.20% of the outstanding shares of PECO common stock and the limited partnership interests of PECO OP subject to the Voting Agreements comprise approximately 47.08% of the outstanding shares of limited partnership interests of PECO OP not owned by PECO.

Pursuant to the terms of the Voting Agreements, each such individual has agreed to vote all of his shares of PECO common stock and limited partnership interests of PECO OP, whether currently owned or acquired at any time prior to the termination of the applicable Voting Agreement, in the following manners:

•	in favor of the mergers;
•	in favor of the PECO charter amendment;
•	against any action or agreement that would reasonably be expected to result in any mutual closing condition or closing condition of PE REIT II not being fulfilled; and
•	against any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement.

Except as described above, nothing in the Voting Agreements limits the rights of such equityholders to vote in favor of or against, or abstain with respect to, any matter presented to the PECO stockholders.

Under the terms of the Voting Agreements, each equityholder has agreed that prior to the termination of the applicable Voting Agreement, he shall not, subject to certain limited exceptions:

•	transfer any shares of PECO common stock or limited partnership interests of PECO OP subject to the applicable Voting Agreement; or
•	deposit any shares of PECO common stock or limited partnership interests of PECO OP subject to the applicable Voting Agreement into a voting trust or enter into a voting agreement or arrangement with respect to such shares or such limited partnership interests or grant any proxy (except as otherwise provided in the applicable Voting Agreement) or power of attorney with respect thereto.

Each Voting Agreement terminates upon the earliest to occur of:

•	the receipt of the PECO stockholder approval and the PECO OP Limited Partner Approval;
•	such date and time as the PECO Board makes a PECO adverse recommendation change pursuant to the terms of the merger agreement;
•	such date and time as the merger agreement is terminated pursuant to the terms of the merger agreement; and
•	the termination of the applicable Voting Agreement by mutual written consent of the parties thereto.

DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGERS

Immediately following the effective time of the company merger, the board of directors of the Combined Company will be increased to seven members, with the five directors of the PECO Board elected by the PECO stockholders at the PECO annual meeting continuing as directors of the Combined Company. In addition, two independent directors of the PE REIT II Board, David W. Garrison and John A. Strong, will join the board of directors of the Combined Company, to serve until the next annual meeting of the stockholders of the Combined Company (and until their respective successors qualify and are duly elected).

The executive officers of PECO immediately prior to the effective time of the company merger will continue to serve as the executive officers of the Combined Company, with Jeffrey S. Edison continuing to serve as the Chief Executive Officer of the Combined Company. See “The Merger Agreement—Board of Directors, Partners and Officers of the Surviving Entities” on page 163 for more information.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of some of the terms of PECO’s capital stock, PECO’s charter and PECO’s bylaws. You should read PECO’s charter and bylaws and the applicable provisions of Maryland law for complete information on PECO’s capital stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of PECO’s charter and bylaws. To obtain copies of these documents, see “Where You Can Find More Information” beginning on page 199.

The description of PECO’s capital stock in this section applies to the capital stock of the Combined Company after the consummation of the mergers. See “Comparison of Rights of the PECO Stockholders and the PE REIT II Stockholders” beginning on page 191 for additional information.

As of August 28, 2018, the total number of shares of stock of all classes which PECO has authority to issue is 1,010,000,000 shares, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

As of August 28, 2018, 183,695,565.955 shares of PECO common stock were issued and outstanding (which includes 31,264 unvested restricted shares). 9,000,000 shares of PECO common stock have been reserved for issuance under the Amended and Restated 2010 Long-Term Incentive Plan and 200,000 shares of common stock have been reserved for issuance under the Amended and Restated 2010 Independent Director Stock Plan in connection with existing and future awards. In addition, as of August 28, 2018, no shares of PECO preferred stock were issued and outstanding.

Common Stock

The following description of PECO common stock sets forth certain general terms and provisions of PECO common stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of PECO’s charter and bylaws.

All outstanding shares of PECO common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of PECO’s stock and to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of PECO’s stock, holders of shares of PECO common stock are entitled to receive dividends on such stock if, as and when authorized by the PECO Board out of assets legally available therefor and declared by PECO and to share ratably in the assets of PECO legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities.

Subject to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of its stock and except as may be otherwise specified therein with respect to any class or series of PECO’s stock, each outstanding share of PECO common stock entitles the holder to one vote on all matters submitted to a vote of PECO’s stockholders, including the election of directors, and the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of PECO’s directors, which means that the holders of a majority of the outstanding shares of PECO common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of PECO common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of PECO and generally have no appraisal rights unless the PECO Board determines that appraisal rights apply, with respect to all or any classes or series of PECO’s stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. Subject to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of its stock, shares of PECO common stock will have equal dividend, liquidation and other rights.

Under the MGCL a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless the action is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. PECO’s charter provides that these actions may be taken if declared advisable by the board of directors and approved by the vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons or entities if all of the equity interests of the person or persons or entities are owned, directly or indirectly, by the corporation. In addition, operating assets may be held by a corporation’s subsidiaries and these subsidiaries may be able to transfer all or substantially all of such assets without a vote of the parent corporation’s stockholders.

PECO’s charter authorizes the PECO Board to reclassify any unissued shares of PECO common stock or preferred stock into other classes or series of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Power to Increase Authorized Stock and Issue Additional Shares of PECO Common Stock.

The PECO Board has the power to amend PECO’s charter from time to time without stockholder approval to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock. In addition, the PECO Board may authorize PECO to issue additional authorized but unissued shares of PECO’s stock and may classify or reclassify unissued shares of PECO’s stock into other classes or series of stock and thereafter to cause PECO to issue such classified or reclassified shares of stock. The additional classes or series, as well as additional shares of PECO common stock, will be available for issuance without further action by the PECO stockholders, unless stockholder consent is required by the terms of any class or series of PECO’s stock or the rules of any stock exchange or automated quotation system on which the securities may be listed or traded.

Restrictions on Ownership and Transfer.

In order for PECO to qualify as a REIT under the Code, its stock must be beneficially owned by 100 or more persons or entities during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

PECO’s charter contains restrictions on the ownership and transfer of PECO common stock, preferred stock and other capital stock that are intended to assist PECO in complying with these requirements and continuing to qualify as a REIT. The relevant sections of PECO’s charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of PECO common stock, or more than 9.8% of the value of PECO’s outstanding capital stock. PECO refers to these restrictions as the “common stock ownership limit” and the “aggregate stock ownership limit,” respectively. A person or entity that becomes subject to one or both of the ownership limits by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “prohibited owner” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of PECO common stock or PECO’s capital stock, as applicable.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the PECO common stock or less than 9.8% of the value of PECO’s outstanding capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, PECO’s capital stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively more than 9.8% of the outstanding PECO common stock or capital stock, as applicable, and thereby subject such stock to the applicable ownership limit.

The PECO Board, in its sole discretion, may exempt (prospectively or retroactively) a person or entity from the aggregate stock ownership limit and the common stock ownership limit, as the case may be, and may establish or increase an excepted holder limit for such person if:

•	the PECO Board obtains such representations and undertaking from such person or entity as are reasonably necessary to ascertain that no person or entity’s beneficial ownership or constructive ownership of such shares of capital stock would result in PECO (i) being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (ii) otherwise failing to qualify as a REIT (including, but not limited to, beneficial or constructive ownership that would result in PECO owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by PECO from such tenant would cause PECO to fail to satisfy any of the gross income requirements of Section 856(c) of the Code);

•	such person or entity does not and represents that it will not own, actually or constructively, an interest in a tenant of PECO (or a tenant of any entity owned or controlled by PECO) that would cause PECO to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the PECO Board obtains such representations and undertakings from such person or entity as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom PECO (or an entity owned or controlled by PECO) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the PECO Board, rent from such tenant would not adversely affect PECO’s ability to qualify as a REIT shall not be treated as a tenant of PECO); and
•	such person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in PECO’s charter) will result in such shares of capital stock being automatically transferred to a trust in accordance with PECO’s charter.

In connection with a waiver of an ownership limit or at any other time, the PECO Board may increase the common stock ownership limit and the aggregate stock ownership limit for one or more persons or entities and decrease the applicable ownership limit for all other persons and entities; provided, however, that the decreased common stock ownership limit and/or aggregate stock ownership limit will not be effective for any person or entity whose percentage ownership in shares of PECO’s capital stock exceeds the decreased common stock ownership limit and/or aggregate stock ownership limit until such time as such person’s or entity’s percentage of shares of capital stock equals or falls below the decreased common stock ownership limit and/or aggregate stock ownership limit, but any further acquisition of shares of PECO’s capital stock in excess of such percentage ownership of shares of capital stock will be in violation of the common stock ownership limit and/or aggregate stock ownership limit and, provided further, that the new common stock ownership limit and/or aggregate stock ownership limit would not allow five or fewer persons or entities to beneficially own more than 49.9% in value of PECO’s outstanding capital stock.

Any person or entity who acquires or attempts or intends to acquire beneficial ownership or constructive ownership of shares of PECO’s capital stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give written notice immediately to PECO of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice and provide to PECO such other information as it may request in order to determine the effect, if any, of such transfer on its status as a REIT. The foregoing provisions on transferability and ownership will not apply if the PECO Board determines that it is no longer in PECO’s best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on beneficial ownership, constructive ownership and transfers of shares of capital stock is no longer required in order for PECO to qualify as a REIT.

Pursuant to PECO’s charter, if any purported transfer of PECO’s capital stock or any other event would otherwise result in any person or entity violating the ownership limits or such other limit as established by the PECO Board or would result in PECO’s being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then that number of shares in excess of the applicable ownership limit or causing PECO to be “closely held” or otherwise to fail to qualify as a REIT (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable organizations selected by PECO and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the purported transfer or other event that results in the transfer to the trust. Any distribution paid prior to the discovery by PECO that the shares of capital stock have been transferred to the trustee shall be paid by the recipient of such distribution to the trustee upon demand, and any distribution authorized but unpaid shall be paid when due to the trustee. Any distribution so paid to the trustee shall be held in trust for the benefit of the charitable organization or organizations selected by PECO.

Within 20 days of receiving notice from PECO of the transfer of shares to the trust, the trustee of the trust shall sell the shares to a person or entity designated by the trustee whose ownership of the shares will not violate the common stock ownership limit and the aggregate stock ownership limit or such other limit as established by the PECO Board. Upon such sale, the interest of the charitable organization in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited owner and to the charitable organization. The prohibited owner shall receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in PECO’s charter) of the shares on the day of the event causing the shares to be held in the trust or (ii) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. The trustee may reduce the amount payable to the prohibited owner by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the Trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the charitable organization or organizations selected by PECO. If, prior to the discovery by PECO that shares of capital stock have been transferred to the trustee, such shares are sold by a prohibited owner, then (a) such shares shall be deemed to have been sold on behalf of the trust and (b) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess shall be paid to the trustee upon demand.

In addition, if the PECO Board determines in good faith that a transfer or other event would violate the restrictions on ownership and transfer set forth in the PECO charter, the PECO Board or a committee thereof will take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing PECO to redeem shares, refusing to give effect to such transfer on PECO’s books or instituting proceedings to enjoin the transfer or other event.

Any beneficial owner or constructive owner of shares of PECO’s capital stock and each person or entity (including the stockholder of record) who is holding shares of PECO’s capital stock for a beneficial owner shall provide PECO such information as PECO may request, in good faith, in order to determine PECO’s status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Transfer Agent and Registrar. The transfer agent and registrar for the common stock is DST Systems, Inc.

COMPARISON OF RIGHTS OF THE PECO STOCKHOLDERS AND
THE PE REIT II STOCKHOLDERS

The rights of PE REIT II stockholders are currently governed by and subject to the provisions of the MGCL, and the charter and bylaws of PE REIT II. Upon consummation of the mergers, the rights of the former PE REIT II stockholders who are receiving PECO common stock in connection with the company merger will continue to be governed by the MGCL and will be governed by the Amended PECO Charter and bylaws of PECO, rather than the charter and bylaws of PE REIT II.

The following is a summary of the material differences between the rights of PECO stockholders (which will be the rights of PECO stockholders following the merger) and PE REIT II stockholders, but does not purport to be a complete description of those differences or a complete description of the terms of the PECO common stock subject to issuance in the mergers. The following summary is qualified in its entirety by reference to the relevant provisions of (i) Maryland law; (ii) the Amended PECO Charter; (iii) the PE REIT II charter; (iv) the PECO bylaws; and (v) the PE REIT II bylaws.

Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing corporate instruments of each of PECO and PE REIT II, copies of which are available, without charge, to any person or entity, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

	Rights of PECO Stockholders (which will be the rights of stockholders of the Combined Company following the mergers)	Rights of PE REIT II Stockholders
Corporate Form
PECO is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of PECO stockholders are governed by the MGCL, the Amended PECO Charter and the PECO bylaws.

PE REIT II is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of PE REIT II stockholders are governed by the MGCL, the PE REIT II charter and the PE REIT II bylaws.

Authorized Capital Stock
PECO is authorized to issue an aggregate of 1,010,000,000 shares of capital stock, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

At August 28, 2018, there were 183,695,565.955 shares of PECO common stock issued and outstanding (which includes 31,264 unvested restricted shares). At August 28, 2018, there were no issued and outstanding shares of PECO preferred stock.

Preferred Stock. The PECO Board is authorized to cause PECO to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock.

PE REIT II is authorized to issue an aggregate of 1,010,000,000 shares of capital stock, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

At August 28, 2018, there were 46,874,803.405 shares of PE REIT II common stock issued and outstanding (which includes 6,878 unvested restricted shares). At August 28, 2018, there were no issued and outstanding shares of PE REIT II preferred stock.

Preferred Stock. The PE REIT II Board is authorized to cause PE REIT II to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock.

Size of the Board of Directors
The PECO charter provides that the number of directors shall be five, which number may be increased or decreased from time to time pursuant to the PECO bylaws but shall never be less than three. The current size of the PECO Board is five.

The PE REIT II charter provides that the number of directors shall be five, which number may be increased or decreased from time to time pursuant to the PE REIT II bylaws; provided, however, that the number of directors shall not be fewer than three nor greater than ten. The current size of the PE REIT II Board is four.

Bylaw Amendments
The PECO Board has the exclusive power to adopt, alter or repeal any provision of the PECO bylaws and to make new bylaws; provided, that certain provisions of PECO’s bylaws regarding the chairman of the PECO Board may not be amended, altered, repealed or replaced for so long as Jeffrey S. Edison remains a member of the PECO Board without Jeffrey S. Edison’s affirmative vote.
The PE REIT II Board has the exclusive power to adopt, alter or repeal any provision of PE REIT II’s bylaws and to make new bylaws.

	Rights of PECO Stockholders (which will be the rights of stockholders of the Combined Company following the mergers)	Rights of PE REIT II Stockholders
Ownership Limitations
With certain limited exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding shares of PECO’s capital stock or more than 9.8% (by value or number of shares, whichever is more restrictive) of the outstanding shares of PECO common stock (which limit may be waived by the PECO Board with respect to a particular stockholder, subject to the receipt of certain representations and undertakings, if the PECO Board determines).

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limitations, that number of shares that would be owned by the transferee in excess of the ownership limit is automatically transferred to a trust for the benefit of a charitable beneficiary. The purported transferee has no right to receive dividends or other distributions on or vote such shares. PECO or its designee may purchase such shares for cash.

With certain limited exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding shares of PE REIT II’s capital stock or more than 9.8% (by value or number of shares, whichever is more restrictive) of the outstanding shares of any class or series of shares of PE REIT II’s capital stock (which limit may be waived by the PE REIT II Board with respect to a particular stockholder, subject to the receipt of certain representations and undertakings, if the PE REIT II Board determines).

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limitations, that number of shares that would be owned by the transferee in excess of the ownership limit is automatically transferred to a trust for the benefit of a charitable beneficiary. The purported transferee has no right to receive dividends or other distributions on or vote such shares. PE REIT II or its designee may purchase such shares for cash.

Annual Meetings of the Stockholders	The annual meeting of the PECO stockholders shall be held at a date and time set by the PECO Board.
The annual meeting of PE REIT II stockholders shall be held at a date and time set by the PE REIT II Board, but in no event shall the annual meeting be held less than 30 days after delivery of PE REIT II’s annual report to its stockholders.

Special Meetings of the Stockholders
A special meeting of PECO stockholders may be called by the president, the chief executive officer, a majority of the PECO Board or a majority of the Independent Directors (as defined in the PECO charter), and must be called by PECO’s secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at any such special meeting of stockholders.

A special meeting of PE REIT II stockholders may be called by the chairman of the PE REIT II Board, the president, the chief executive officer, a majority of the PE REIT II Board or a majority of the independent directors, and must be called by PECO’s secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at any such special meeting of stockholders.

	Rights of PECO Stockholders (which will be the rights of stockholders of the Combined Company following the mergers)	Rights of PE REIT II Stockholders
State Anti-Takeover Statutes
Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain asset transfers and issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted under Maryland law, the PECO Board has by resolution opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between PECO and any interested stockholder of PECO. In addition, the PECO Board adopted a resolution exempting the company merger and the other transactions contemplated by the merger agreement or the ancillary agreements from the business combination provisions of the MGCL; provided that, if the merger agreement is terminated before the closing of the mergers, the exempting resolution shall terminate automatically, without any further action by the PECO Board, concurrently with the termination of the merger agreement.

Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain asset transfers and issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted under Maryland law, the PE REIT II Board has adopted a resolution exempting PE REIT II from the business combination provisions of Subtitle 6 of Title 3 of the MGCL relating to business combinations with interested stockholders or affiliates of interested stockholders. In addition, the PE REIT II Board adopted a resolution exempting the company merger, the voting agreements and the other transactions contemplated thereby from the business combination provisions of the MGCL or other takeover or similar statutes under state or federal laws.

Liability and Indemnification of Directors and Officers
PECO’s charter obligates PECO, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of PECO and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while serving as a director or officer of PECO and at the request of PECO, serves or has served as a director or officer of another entity and who is made, or threatened to be made, party to the proceeding by reason of his or her service in that capacity. PECO may, with the approval of the PECO Board, provide such indemnification and advancement of expenses to any other persons, including a person who served a predecessor of PECO in any such capacities described above, permitted to be indemnified by Maryland law and in accordance with applicable law.

PE REIT II’s charter and bylaws obligate PE REIT II to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of PE REIT II and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while serving as a director or officer of PE REIT II and at the request of PE REIT II, serves or has served as a director, officer, partner, member, manager or trustee of another entity and who is made party to the proceeding by reason of his or her service in that capacity. PE REIT II may, with the approval of the PE REIT II Board, provide such indemnification and advancement of expenses to any other persons, including a person who served a predecessor of PE REIT II as an officer or a director, permitted to be indemnified by Maryland law and in accordance with applicable law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PECO

The following table shows, as of August 28, 2018, the amount of PECO common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by PECO to be the beneficial owner of more than 5% of the outstanding shares of PECO common stock, (ii) PECO directors and director nominees, (iii) PECO executive officers and (iv) all of the PECO directors, director nominees and executive officers as a group.

Name and Address of Beneficial Owner(1)	Amount of Common Stock Beneficial Ownership(2)		Amount of OP Unit Beneficial Ownership		Total Beneficial Ownership	Voting Percentage	Economic Ownership Percentage
Jeffrey S. Edison	343,175	(3)	21,896,687	(4)	22,239,862	*	9.7%
Leslie T. Chao	37,433	(5)	—		37,433	*	*
Paul J. Massey, Jr.	15,368	(5)	—		15,368	*	*
Stephen R. Quazzo	74,497	(5)	—		74,497	*	*
Gregory S. Wood	9,655	(5)	—		9,655	*	*
R. Mark Addy	—		264,665	(4)	264,665	*	*
Devin I. Murphy	31,331		1,173,831	(4)	1,205,162	*	*
Robert F. Myers	1,472		79,144	(4)	80,616	*	*
All officers, directors and director nominees as a group	512,931	(5)	23,414,327		23,927,257	*	10.5%
*	Less than 1.0%
(1)	Address of each named beneficial owner is c/o Phillips Edison & Company, Inc., 11501 Northlake Drive, Cincinnati, Ohio 45249.
(2)	None of the shares are pledged as security.
(3)	PELP owns 176,509 shares of PECO common stock that were previously owned by Phillips Edison NTR LLC, as well as an additional 55,556 shares of PECO common stock. Mr. Edison is the manager of the general partner of PELP, and therefore has voting and dispositive control of the shares held by it.
(4)	Amount of beneficial ownership in PECO OP Units represents direct and indirect ownership held by these individuals or their affiliates.
(5)	Includes unvested restricted shares of PECO common stock issued under the PECO 2010 Independent Director Stock Plan as of August 28, 2018.

PE REIT II

The following table shows, as of August 28, 2018, the amount of PE REIT II’s common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by PE REIT II to be the beneficial owner of more than 5% of the outstanding shares of PE REIT II common stock, (ii) PE REIT II directors and director nominees, (iii) PE REIT II executive officers and (iv) all of the PE REIT II directors, director nominees and executive officers as a group.

Name and Address of Beneficial Owner(1)	Amount of Common Stock Beneficial Ownership(2)		Percentage
Jeffrey S. Edison	51,111.11		*
David W. Garrison	4,335.34	(4)	*
Mark D. McDade(3)	6,465.56	(4)	*
John A. Strong	2,197.00	(4)	*
R. Mark Addy	2,960.61		*
Devin I. Murphy	—		*
Jennifer L. Robison	—		*
All officers, directors and director nominees as a group	67,069.62	(4)	*
*	Less than 1.0%
(1)	Address of each named beneficial owner is c/o Phillips Edison Grocery Center REIT II, Inc., 11501 Northlake Drive, Cincinnati, Ohio 45249.
(2)	None of the shares are pledged as security.
(3)	All of Mr. McDade’s shares will be repurchased by PE REIT II immediately prior to the closing of the mergers.
(4)	Includes unvested restricted shares of PE REIT II common stock issued under the PE REIT II 2013 Independent Director Stock Plan as of August 28, 2018.

STOCKHOLDER PROPOSALS

2019 PECO Annual Meeting of Stockholders

If the mergers are completed, the PE REIT II stockholders will become stockholders of PECO. PECO’s first regularly scheduled annual meeting of stockholders following the completion of the mergers will occur in 2019. A date has not been set for PECO’s 2019 annual meeting of stockholders. Any stockholder proposal pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act, to be considered for inclusion in PECO’s proxy materials for the 2019 annual meeting of stockholders, must be received at PECO’s principal executive offices, 11501 Northlake Drive, Cincinnati, Ohio 45249, no later than 5:00 p.m. Eastern Time on April 30, 2019.

In addition, any PECO stockholder who wishes to propose a nominee to the PECO Board or propose any other business to be considered by the stockholders (other than a stockholder proposal included in PECO’s proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act) must comply with the advance notice provisions and other requirements of Section 2.12 of PECO’s bylaws, which are on file with the SEC and may be obtained by any stockholder who sends a written request to such effect to Investor Relations, Phillips Edison & Company, Inc., 11501 Northlake Drive, Cincinnati, Ohio 45249. These notice provisions require that nominations of individuals for election to the PECO Board and the proposal of business to be considered by the stockholders for the 2019 annual meeting of stockholders must be received no earlier than March 31, 2019 and no later than 5:00 p.m. Eastern Time on April 30, 2019. All proposals should be submitted to the attention of PECO’s secretary at PECO’s principal executive offices at the address above. All proposals must be in writing and otherwise in compliance with applicable SEC requirements and PECO’s bylaws.

2019 PE REIT II Annual Meeting of Stockholders

PE REIT II will not hold an annual meeting of stockholders in 2019 if the mergers are completed because PE REIT II will have been merged out of existence in the company merger. However, if the merger agreement is terminated for any reason, PE REIT II expects to hold an annual meeting of stockholders in 2019. A date has not been set for PE REIT II’s 2019 annual meeting.

If PE REIT II holds an annual meeting in 2019, for stockholder proposals to be brought before the 2019 annual meeting, PE REIT II’s bylaws provide that any eligible proposing stockholder must give written notice to PE REIT II’s secretary.

Any stockholder proposal pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act, to be considered for inclusion in PE REIT II’s proxy materials for the 2019 annual meeting of stockholders, must be received at PE REIT II’s principal executive offices no later than 5:00 p.m. Eastern Time on April 30, 2019. All proposals should be submitted to the attention of PE REIT II’s secretary at PE REIT II’s principal executive offices. All proposals must be in writing and otherwise in compliance with applicable SEC requirements and PE REIT II’s bylaws. PE REIT II will determine whether or not to include any proposal in its proxy statement and form of proxy on a case-by-case basis in accordance with its judgment and the regulations governing the solicitations of proxies and other relevant regulations of the SEC. PE REIT II will not consider proposals received after 5:00 p.m. Eastern Time on April 30, 2019 for inclusion in its proxy materials for its 2019 annual meeting of stockholders.

Pursuant to PE REIT II’s bylaws, in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting (other than a stockholder proposal included in PE REIT II’s proxy materials pursuant to Rule 14a-8), notice must be given in writing to PE REIT II’s secretary not earlier than the 150th day nor later than 5:00 p.m. Eastern Time, on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of such annual meeting is made less than 130 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such annual meeting is first made. These notice provisions require that nominations of individuals for election to the PE REIT II Board and the proposal of business to be considered by the stockholders for the 2019 annual meeting of stockholders must be received no earlier than March 31, 2019 and no later than 5:00 p.m. Eastern Time on April 30, 2019. All proposals must be in writing and otherwise in compliance with applicable SEC requirements and PE REIT II’s bylaws.

STOCKHOLDERS SHARING AN ADDRESS

SEC rules permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement and annual report to households at which two or more stockholders reside. This practice, known as “householding,” is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding will receive only one copy of this joint proxy statement/prospectus.

If you would like to opt out of this practice for future mailings and receive separate proxy statements and annual reports for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You may also obtain a separate proxy statement or annual report without charge by contacting PECO or PE REIT II, as applicable, at 11501 Northlake Drive, Cincinnati, Ohio 45249, Attention: Investor Relations; or by calling 1 (833) 347-5717 and asking for Investor Relations. PECO or PE REIT II, as applicable, will promptly send additional copies of this joint proxy statement/prospectus. Stockholders sharing an address that are receiving multiple copies of this joint proxy statement/prospectus can request delivery of a single copy of this joint proxy statement/prospectus by contacting their broker, bank or other intermediary or by contacting PECO or PE REIT II as indicated above.

LEGAL MATTERS

It is a condition to the mergers that PECO and PE REIT II receive (i) opinions from Latham & Watkins and Hogan Lovells US LLP (or such other counsel reasonably acceptable to such party), respectively, concerning the U.S. federal income tax consequences of the mergers and (ii) opinions from Latham & Watkins and DLA Piper LLP (US) (or such other counsel reasonably acceptable to such party), respectively, concerning compliance by PECO and PE REIT II, as applicable, with the requirements for qualification and taxation as a REIT. The validity of the shares of PECO to be issued in the mergers will be passed upon for PECO by Goodwin Procter LLP.

EXPERTS

PECO

The consolidated financial statements of Phillips Edison & Company, Inc. (formerly known as Phillips Edison Grocery Center REIT I, Inc.), included in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PE REIT II

The consolidated financial statements of Phillips Edison Grocery Center REIT II, Inc. included in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

PECO and PE REIT II each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including PECO and PE REIT II, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult PECO’s or PE REIT II’s website for more information about PECO or PE REIT II, respectively. PECO’s website is www.phillipsedison.com. PE REIT II’s website is www.grocerycenterREIT2.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

PECO has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of PECO common stock to be issued to PE REIT II stockholders in the mergers. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about PECO common stock. The rules and regulations of the SEC allow PECO and PE REIT II to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Copies of annual, quarterly and current reports, proxy statements and other information required to be filed with the SEC by PECO and PE REIT II are available to PECO and PE REIT II stockholders, respectively, without charge upon written or oral request, excluding any exhibits to those documents. PECO stockholders and PE REIT II stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

PECO

Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
Attention: Investor Relations
(833) 347-5717
www.phillipsedison.com

PE REIT II

Phillips Edison Grocery Center REIT II, Inc.
11510 Northlake Drive
Cincinnati, Ohio 45249
Attention: Investor Relations
(833) 347-5717
www.grocerycenterREIT2.com

If you are a stockholder of PECO or a stockholder of PE REIT II and would like to request documents, please do so by October 31, 2018 in order to receive them before the PECO annual meeting or the PE REIT II annual meeting, as applicable. If you request any documents from PECO or PE REIT II, PECO or PE REIT II, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after PECO or PE REIT II receives your request.

If you have any questions about the mergers or how to submit your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact BFS, PECO’s and PE REIT II’s proxy solicitor, at the following addresses and telephone numbers:

If you are a PECO stockholder:	If you are a PE REIT II stockholder:

BFS: Broadridge Financial Solutions, Inc. 51 Mercedes Way Edgewood, New York 11717	BFS: Broadridge Financial Solutions, Inc. 51 Mercedes Way Edgewood, New York 11717
1 (855) 835-8312	1 (855) 737-3178

This document is a prospectus of PECO and is a joint proxy statement of PECO and PE REIT II for the PECO annual meeting and the PE REIT II annual meeting. Neither PECO nor PE REIT II has authorized anyone to give any information or make any representation about the mergers, PECO or PE REIT II that is different from, or in addition to, that contained in this joint proxy statement/prospectus. Therefore, if anyone does give you different, additional or inconsistent information, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Pro Forma Condensed Consolidated Financial Statements (Unaudited)

Phillips Edison & Company, Inc. Financial Statements

*	All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

Phillips Edison Grocery Center REIT II, Inc. Financial Statements

*	All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

Phillips Edison Limited Partnership Financial Statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF PECO

As of and For the Six Months Ended June 30, 2018 and For the Year Ended December 31, 2017

The following unaudited pro forma condensed consolidated financial information sets forth:

•	The historical consolidated financial information as of and for the six months ended June 30, 2018, derived from PECO’s unaudited consolidated financial statements, and the historical consolidated statement of operations for the year ended December 31, 2017, derived from PECO’s audited consolidated financial statements;
•	Pro forma adjustments to give effect to PECO’s October 2017 acquisition of Phillips Edison Limited Partnership (“PELP”) on PECO’s consolidated statement of operations for the year ended December 31, 2017, as if the acquisition closed on January 1, 2017;
•	The historical financial information of Phillips Edison Grocery Center REIT II, Inc. (“PE REIT II”) as of and for the six months ended June 30, 2018, derived from PE REIT II’s unaudited consolidated financial statements, and the historical consolidated statement of operations for the year ended December 31, 2017, derived from PE REIT II’s audited consolidated financial statements;
•	Pro forma adjustments to give effect to PE REIT II’s acquisitions during 2017 and through June 30, 2018, on PE REIT II’s consolidated statements of operations for the six months ended June 30, 2018 and for the year ended December 31, 2017, as if these transactions occurred on January 1, 2017;
•	Pro forma adjustments to give effect to PECO’s merger with PE REIT II on PECO’s consolidated balance sheet as of June 30, 2018, as if the merger closed on June 30, 2018; and
•	Pro forma adjustments to give effect to PECO’s merger with PE REIT II on PECO’s consolidated statements of operations for the six months ended June 30, 2018 and for the year ended December 31, 2017, as if the merger closed on January 1, 2017.

These unaudited pro forma condensed consolidated financial statements are prepared for informational purposes only and are based on assumptions and estimates considered appropriate by PECO’s management; however, they are not necessarily indicative of what PECO’s consolidated financial condition or results of operations actually would have been assuming the acquisition of PELP and merger with PE REIT II had been consummated as of the dates previously indicated, nor do they purport to represent the consolidated financial position or results of operations for future periods. These unaudited pro forma condensed consolidated financial statements do not include the impact of any synergies that may be achieved through the merger nor any strategies that PECO’s management may consider in order to continue to efficiently manage its operations. This pro forma condensed consolidated financial information should be read in conjunction with:

•	PECO’s unaudited consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2018, included herein;
•	PECO’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2017, included herein;
•	PE REIT II’s unaudited consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2018, included herein;
•	PE REIT II’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2017, included herein; and
•	PELP’s unaudited combined financial statements as of September 30, 2017 and December 31, 2016, and for the nine months ended September 30, 2017 and 2016.

PECO’s merger with PE REIT II will be accounted for as an asset acquisition under Accounting Standards Codification (“ASC”) 805: Business Combinations. The total purchase price will be allocated to the individual assets acquired and liabilities assumed based upon their relative fair values. Intangible assets will be recognized at their relative fair values in accordance with ASC 350. The allocation of the purchase price reflected in these unaudited pro forma condensed consolidated financial statements has not been finalized and is based upon preliminary estimates of these fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations as of the date the merger closes. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed could change significantly from those used in the unaudited pro forma condensed consolidated financial statements and could result in a material change in depreciation and amortization of tangible and intangible assets and liabilities.

The completion of the valuations, the impact of ongoing integration activities, and other changes in tangible and intangible assets and liabilities that occur could cause material differences in the information presented.

PHILLIPS EDISON & COMPANY, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2018
(In thousands)

	PECO Historical	PE REIT II Historical	PECO and PE REIT II Transaction Adjustments (A)		Total Pro Forma
ASSETS
Total investment in real estate assets, net	$3,205,317	$1,581,358	$365,517	(B)	$5,152,192
Cash and cash equivalents	8,310	3,440	—		11,750
Restricted cash	16,728	4,381	—		21,109
Accounts receivable - affiliates	5,596	—	(1,540)	(C)	4,056
Corporate intangible assets, net	49,300	—	(29,678)	(D)	19,622
Goodwill	29,066	—	—		29,066
Other assets, net	137,806	55,546	(21,146)	(E)	172,206
Total assets	$3,452,123	$1,644,725	$313,153		$5,410,001
LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$1,838,472	$802,021	$25,986	(F)	$2,666,479
Acquired below-market lease intangibles, net	84,974	53,230	(2,596)	(B)	135,608
Accounts payable – affiliates	948	1,628	(1,628)	(G)	948
Accounts payable and other liabilities	142,457	33,043	—		175,500
Total liabilities	2,066,851	889,922	21,762		2,978,535
Equity:
Total stockholders’ equity	965,043	754,803	291,391	(H)	2,011,237
Noncontrolling interests	420,229	—	—		420,229
Total equity	1,385,272	754,803	291,391		2,431,466
Total liabilities and equity	$3,452,123	$1,644,725	$313,153		$5,410,001

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2018
(In thousands, except per share amounts)

	PECO Historical	PE REIT II Historical	PE REIT II Adjustments (J)	PE REIT II Pro Forma as Adjusted	PECO and PE REIT II Transaction Adjustments (K)		Total Pro Forma
Revenues:
Rental income	$144,302	$64,207	$84	$64,291	$2,017	(L)	$210,610
Tenant recovery income	43,994	23,094	10	23,104	—		67,098
Fees and management income	17,849	—	—	—	(14,473)	(M)	3,376
Other property income	1,227	565	(7)	558	—		1,785
Total revenues	207,372	87,866	87	87,953	(12,456)		282,869
Expenses:
Property operating	35,016	14,158	40	14,198	(5,365)	(N)	43,849
Real estate taxes	26,473	14,003	(60)	13,943	—		40,416
General and administrative	23,911	9,031	14	9,045	(7,197)	(O)	25,759
Depreciation and amortization	92,812	37,971	26	37,997	9,670	(Q)	140,479
Impairment of real estate assets	10,939	—	—	—	—		10,939
Total expenses	189,151	75,163	20	75,183	(2,892)		261,442
Other:
Interest expense, net	(33,830)	(15,034)	—	(15,034)	(1,876)	(R)	(50,740)
Transaction expenses	—	(496)	—	(496)	496	(S)	—
Other (expense) income, net	(304)	(45)	5	(40)	(95)	(T)	(439)
Net (loss) income	(15,913)	(2,872)	72	(2,800)	(11,039)		(29,752)
Net loss attributable to noncontrolling interests	2,962	—	—	—	1,108	(U)	4,070
Net (loss) income attributable to stockholders	$(12,951)	$(2,872)	$72	$(2,800)	$(9,931)		$(25,682)
Earnings per common share:
Net loss per share - basic and diluted	$(0.07)	$(0.06)	n/a	n/a	n/a		$(0.09)
Weighted-average common shares outstanding:
Basic	185,171	46,726	n/a	n/a	95,360	(V)	280,531
Diluted	229,624	46,726	n/a	n/a	95,360	(V)	324,984

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands, except per share amounts)

	PECO Historical	PECO and PELP Transaction Adjustments (I)		PECO Pro Forma as Adjusted	PE REIT II Historical	PE REIT II Adjustments (J)	PE REIT II Pro Forma as Adjusted	PECO and PE REIT II Transaction Adjustments (K)		Total Pro Forma
Revenues:
Rental income	$228,201	$49,821	(L)	$278,022	$119,444	$6,908	$126,352	$3,924	(L)	$408,298
Tenant recovery income	73,700	12,547	(W)	86,247	42,265	1,997	44,262	—		130,509
Fees and management income	8,156	22,855	(M)	31,011	—	—	—	(25,931)	(M)	5,080
Other property income	1,486	910	(W)	2,396	868	(181)	687	—		3,083
Total revenues	311,543	86,133		397,676	162,577	8,724	171,301	(22,007)		546,970
Expenses:
Property operating	53,824	19,959	(N)	73,783	27,270	1,440	28,710	(12,856)	(N)	89,637
Real estate taxes	43,456	7,918	(W)	51,374	25,154	825	25,979	—		77,353
General and administrative	36,878	4,518	(O)	41,396	19,938	38	19,976	(12,181)	(O)	49,191
Vesting of Class B units	24,037	(24,037)	(X)	—	—	—	—	—		—
Termination of affiliate arrangements	5,454	(5,454)	(P)	—	5,962	—	5,962	(5,962)	(P)	—
Depreciation and amortization	130,671	46,383	(Q)	177,054	71,200	4,481	75,681	24,826	(Q)	277,561
Total expenses	294,320	49,287		343,607	149,524	6,784	156,308	(6,173)		493,742
Other:
Interest expense, net	(45,661)	(13,368)	(Y)	(59,029)	(22,494)	455	(22,039)	(3,837)	(R)	(84,905)
Transaction expenses	(15,713)	15,713	(S)	—	—	—	—	—		—
Other income (expense), net	2,433	414	(T)	2,847	(90)	—	(90)	(16)	(T)	2,741
Net loss	(41,718)	39,605		(2,113)	(9,531)	2,395	(7,136)	(19,687)		(28,936)
Net loss (income) attributable to noncontrolling interests	3,327	(2,915)	(U)	412	—	—	—	3,563	(U)	3,975
Net (loss) income attributable to stockholders	$(38,391)	$36,690		$(1,701)	$(9,531)	$2,395	$(7,136)	$(16,124)		$(24,961)
Earnings per common share:
Net loss per share - basic and diluted	$(0.21)	n/a		$(0.01)	$(0.20)	n/a	n/a	n/a		$(0.09)
Weighted-average common shares outstanding:
Basic	183,784	n/a		183,784	46,544	n/a	n/a	95,360	(V)	279,144
Diluted	196,497	31,740	(V)	228,237	46,544	n/a	n/a	95,360	(V)	323,597

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — BASIS OF PRO FORMA PRESENTATION

Phillips Edison & Company, Inc. (“PECO”) is a real estate investment trust (“REIT”) investing primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers having a mix of creditworthy national and regional retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing its own shopping centers, PECO’s third-party investment management business provides comprehensive real estate and asset management services to certain non-traded, publicly registered REITs and private funds (“Managed Funds”). The Managed Funds include Phillips Edison Grocery Center REIT II, Inc. (“PE REIT II”), Phillips Edison Grocery Center REIT III, Inc. (“REIT III”), Phillips Edison Limited Partnership (“PELP”), and Necessity Retail Partners (“NRP”).

On July 17, 2018, PECO entered into a definitive merger agreement with PE REIT II valued at approximately $1.9 billion. Under the terms of the agreement, PE REIT II shareholders will receive 2.04 shares of PECO’s common stock in exchange for each share of PE REIT II common stock. PECO will receive PE REIT II’s ownership interests in 86 shopping centers, as well as its other assets and liabilities.

On October 4, 2017, PECO completed its acquisition of certain real estate assets, the third party investment management business, and the captive insurance company of PELP in an equity and cash transaction valued at approximately $1.0 billion. Under the terms of the agreement, PELP received approximately 39.4 million operating partnership units (“OP units”) in PECO’s operating partnership, Phillips Edison Grocery Center Operating Partnership I, L.P. (“PECO OP”), excluding the 5.1 million OP units and Class B units of PECO OP already outstanding, and $25 million in cash in exchange for the contribution of PELP’s ownership interests in 76 shopping centers, its third party investment management business, and its captive insurance company.

NOTE 2 — ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

(A)	Represents adjustments to record PECO’s merger with PE REIT II based upon the consideration price of approximately $1.9 billion. Additionally, intercompany activity between PE REIT II and PECO has been eliminated. The calculation of the total consideration to be allocated is as follows (in thousands):
Value of common stock issued(1)	$1,052,711
Debt assumed:
Corporate debt(2)	673,357
Mortgages payable	147,434
Management contracts related to PE REIT II (see Note E)	29,678
Total consideration	1,903,180
Debt repaid at the closing of the merger(3)	(103,357)
Net consideration	$1,799,823
(1)	In exchange for each share of PE REIT II common stock, PE REIT II shareholders will receive 2.04 shares of PECO common stock. As of June 30, 2018, PE REIT II had 46.7 million shares outstanding.
(2)	Corporate debt includes estimated additional borrowings.
(3)	PECO is expected to use additional revolving credit facility borrowings to pay PE REIT II’s revolving credit facility balance, including estimated additional borrowings, in full at the closing of the merger.

(B)	Reflects adjustments to record the estimated increase over PE REIT II’s assets acquired and liabilities assumed based upon preliminary estimated fair values, exclusive of $11.8 million in estimated capitalized transaction costs. These preliminary estimated fair values are as follows (in thousands):
Land and improvements	$530,513
Buildings and improvements	1,193,458
Acquired in-place lease assets	175,497
Acquired above-market lease assets	19,914
Investment in unconsolidated joint venture	15,684
Total investment in real estate assets	1,935,066
Acquired below-market lease liabilities	(50,324)
Fair value adjustment of assumed debt	6,285
Working capital and other	12,153
Total	$1,903,180
(C)	Reflects the elimination of PECO’s receivable balance from PE REIT II.
(D)	Reflects the reclassification of corporate intangible assets related to the revenue stream from PE REIT II that was acquired through the acquisition of PELP. The management contract intangibles are a component of the total merger consideration in connection with their termination.
(E)	Primarily reflects the removal of PE REIT II assets that will not be recorded at the time of the merger (e.g. prepaid commissions and straight-line rent).
(F)	Represents the following adjustments (in thousands):
Draw on PECO unsecured revolving credit facility	$31,500
Write-off of deferred financing expense and market debt adjustment related to PE REIT II’s debt assumed	771
Fair value adjustment of PE REIT II debt assumed by PECO	(6,285)
Pro forma adjustment to debt	$25,986
(G)	Reflects the elimination of PE REIT II’s payable balance to PECO.
(H)	Represents the equity impact of various adjustments related to PECO’s merger with PE REIT II.

NOTE 3 — ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(I)	Reflects adjustments related to the acquisition of PELP as if it had occurred as of January 1, 2017, including adding the 2017 historical results of PELP prior to the completion of the acquisition (“PELP Pro Forma Acquisition”).
(J)	Reflects adjustments for properties acquired by PE REIT II during the six months ended June 30, 2018, and throughout the year ended December 31, 2017, to reflect their results as if they had been acquired on January 1, 2017.
(K)	Represents adjustments related to PECO’s merger with PE REIT II as if the merger had closed on January 1, 2017. Additionally, intercompany activity between PE REIT II and PECO has been eliminated.
(L)	Represents the following adjustments (in thousands):
	PECO/PE REIT II Transaction Adjustments		PECO/PELP Transaction Adjustments
	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2017
PELP Pro Forma Acquisition	$—	$—	$46,860
Net increase in above- and below-market lease amortization(1)	1,389	2,858	1,129
Increase in straight-line rent	617	1,044	1,355
Write-off acquiree’s tenant allowance adjustments	11	22	477
Pro forma adjustment to rental income	$2,017	$3,924	$49,821
(1)	The adjustment to rental income associated with PECO’s merger with PE REIT II is calculated on a straight-line basis based on a six-year useful life for above-market and below-market leases. The adjustment to rental income associated with the acquisition of PELP was calculated on a straight-line basis based on a five-year useful life for above-market leases and a 14-year useful life for below-market leases.

(M)	Reflects, in regards to PECO’s merger with PE REIT II, adjustments to eliminate PECO’s fee and management income earned from PE REIT II, which is reflected in PECO’s historical consolidated financial statements. For the year ended December 31, 2017, and in regards to the acquisition of PELP, the adjustment reflects the addition of PELP’s fee and management income earned from the Managed Funds prior to the acquisition date.
(N)	Represents the following adjustments (in thousands):
	PECO/PE REIT II Transaction Adjustments		PECO/PELP Transaction Adjustments
	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2017
PELP Pro Forma Acquisition	$—	$—	$31,277
Eliminate intercompany expenses	(4,355)	(8,970)	(9,759)
Capitalize leasing costs	(1,255)	(3,676)	(1,922)
Revalue PELP’s restricted membership units (“RMU”)	—	—	426
Write-off acquiree’s straight-line rent bad debt	245	(210)	(63)
Pro forma adjustment to property operating	$(5,365)	$(12,856)	$19,959
(O)	Primarily reflects, in regards to PECO’s merger with PE REIT II, the elimination of asset management fees paid by PE REIT II to PECO. Additionally, for the year ended December 31, 2017, and in regards to the acquisition of PELP, the adjustment primarily reflects the elimination of intercompany activity between PELP and PECO. The remaining adjustment reflects straight-line rent adjustments related to PELP’s office leases, as well as RMU and incentive compensation adjustments.
(P)	Adjustment reflects the removal of costs associated with the termination of both PE REIT II’s and PECO’s relationships with a former advisor. This was directly attributable to the acquisition of PELP and terminated all remaining contractual and economic relationships.
(Q)	Adjustment, in regards to PECO’s merger with PE REIT II, reflects the difference between PE REIT II’s historical depreciation and amortization and the estimated depreciation and amortization for real estate investments, in-place leases, and other assets. Depreciation expense is based on the purchase price allocation detailed in Note (B), and is calculated on a straight-line basis using a 30-year life for buildings, a five-year life for tenant improvements, an eight-year life for land improvements, and a six-year life for in-place lease intangibles.

Additionally, for the year ended December 31, 2017, and in regards to the acquisition of PELP, the adjustment reflects the difference between PELP’s historical depreciation and amortization and the estimated depreciation and amortization for real estate investments, in-place leases, and other assets. Depreciation expense was calculated on a straight-line basis based on PECO’s purchase price allocation and using a 28-year life for buildings, a four-year life for tenant improvements, a seven-year life for land improvements, a six-year life for in-place lease intangibles, and a seven-year life for acquired management contract intangibles.

The table below reflects the adjustments that were made to depreciation and amortization (in thousands):

	PECO/PE REIT II Transaction Adjustments		PECO/PELP Transaction Adjustments
	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2017
PELP Pro Forma Acquisition	$—	$—	$20,537
Depreciation and amortization related to investment in real estate	13,827	27,574	22,454
Amortization related to management contracts (see Note E)	(3,492)	(1,746)	6,430
Amortization related to other assets	(665)	(1,002)	(3,038)
Pro forma adjustment to depreciation and amortization	$9,670	$24,826	$46,383

(R)	Represents the following adjustments (in thousands):
	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Unsecured revolving credit facility unused fee expenses eliminated on PE REIT II and PECO as a result of the acquisition	$426	$996
Interest expense charged on PECO unsecured revolving credit facility borrowings(1)	(459)	(789)
Amortization of deferred financing costs associated with PE REIT II’s debt assumed by PECO	1,511	2,796
Net change in amortization expense on the fair value adjustment of PE REIT II’s debt assumed by PECO	(1,417)	(2,820)
Interest expense related to acquired derivatives	(1,937)	(4,020)
Pro forma adjustment to interest	$(1,876)	$(3,837)
(1)	Includes additional interest on PECO’s revolving credit facility, offset by the removal of interest on PE REIT II’s revolving credit facility. As of June 30, 2018 and December 31, 2017, the interest rate on PECO’s unsecured revolving credit facility was 3.5% and 2.9%, respectively.

Of the total pro forma debt obligations, PECO assumed that approximately $376.4 million of its unsecured debt was not fixed through derivative financial instruments, and as a result, PECO is subject to the potential impact of rising interest rates. The impact of a 0.125% increase in PECO’s projected interest rates for the six months ended June 30, 2018, and the year ended December 31, 2017, would result in approximately $0.2 million and $0.5 million of additional interest expense, respectively.

(S)	Reflects, in regards to PECO’s merger with PE REIT II, the adjustment to remove PECO and PE REIT II transaction costs associated with the merger. Because PECO’s merger with PE REIT II will be accounted for as an asset acquisition, transaction costs incurred by PECO will be capitalized. Additionally, for the year ended December 31, 2017, and in regards to the acquisition of PELP, the adjustment reflects the removal of PECO and PELP’s transaction costs associated with PECO’s acquisition of PELP.
(T)	The adjustment reflects the elimination of intercompany expenses related to properties not ultimately acquired, as well as the removal of intercompany distribution income.
(U)	Reflects the adjustment to Net Loss (Income) Attributable to Noncontrolling Interests based on various adjustments to Net (Loss) Income. Additionally, for the year ended December 31, 2017, and in regards to the acquisition of PELP, the adjustment is related to the 39.4 million OP units issued to PELP as consideration, in addition to the 5.1 million OP units and Class B units previously issued.
(V)	Reflects the increase in weighted-average basic and diluted common stock issued to PE REIT II as consideration, assuming the merger closed on January 1, 2017. Additionally, for the year ended December 31, 2017, and in regards to the acquisition of PELP, the adjustment reflects the increase in weighted-average diluted shares related to the aforementioned issuance of OP units and vesting of Class B units, assuming the acquisition of PELP closed on January 1, 2017.
(W)	Reflects adjustments related to the acquisition of PELP as if it had occurred as of January 1, 2017, including adding the 2017 historical results of PELP prior to the completion of the acquisition.
(X)	Reflects the vesting of Class B units as a noncash expense of $27.6 million for asset management services rendered by PELP to PECO between December 2014 and September 2017. Distributions paid on these units totaled $3.6 million over this time period and have been reclassified from the 2017 consolidated statement of operations and reflected as distributions from equity.

(Y)	Represents the following adjustments (in thousands):
For the Year Ended December 31, 2017
PELP Pro Forma Acquisition	$(13,338)
Interest expense eliminated on PELP debt refinanced as part of the acquisition(1)	10,642
Interest expense charged on new debt as part of refinancing(1)(2)	(10,246)
Change in interest on unsecured revolving credit facility borrowings	(619)
Amortization expense eliminated on financing costs associated with PELP debt refinanced as part of the acquisition	1,120
Amortization expense charged on financing costs associated with new debt as part of refinancing	(1,279)
Amortization expense on the fair value adjustment of PELP debt assumed by PECO	352
Pro forma adjustment to interest	$(13,368)
(1)	Upon completion of the acquisition of PELP, PELP’s debt, except for the mortgages assumed by PECO, was refinanced with new, long-term debt instruments under current market conditions. Therefore, similar assumptions were made for these pro forma figures.
(2)	The weighted-average interest rate on the new debt instruments was 2.8%.

NOTE 4 — FUNDS FROM OPERATIONS (UNAUDITED)

PECO’s historical and pro forma funds from operations (“FFO”) for the six months ended June 30, 2018, are summarized as follows (in thousands, except per share amounts):

	PECO Historical	PE REIT II Historical	PE REIT II Adjustments (J)	PE REIT II Pro Forma as Adjusted	PECO and PE REIT II Transaction Adjustments (K)	Total Pro Forma
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net (loss) income	$(15,913)	$(2,872)	$72	$(2,800)	$(11,039)	$(29,752)
Adjustments:
Depreciation and amortization of real estate assets	85,140	37,971	26	37,997	13,162	136,299
Depreciation and amortization related to unconsolidated joint venture	—	1,047	—	1,047	—	1,047
Impairment of real estate assets	10,939	—	—	—	—	10,939
Gain on sale of property	(985)	—	—	—	—	(985)
FFO attributable to the company	79,181	36,146	98	36,244	2,123	117,548
Adjustments attributable to noncontrolling interests not convertible into common stock	(128)	—	—	—	—	(128)
FFO attributable to stockholders and convertible noncontrolling interests	$79,053	$36,146	$98	$36,244	$2,123	$117,420
FFO Attributable to Stockholders and Convertible Noncontrolling Interests per share
Weighted-average common shares outstanding - diluted	229,628	46,729	n/a	n/a	95,360	324,988
Net loss per share - diluted	$(0.07)	$(0.06)	n/a	n/a	n/a	$(0.09)
FFO attributable to stockholders and convertible noncontrolling interests per share - diluted	$0.34	$0.77	n/a	n/a	n/a	$0.36
(1)	Restricted stock awards were dilutive to FFO Attributable to Stockholders and Convertible Noncontrolling Interests for the six months ended June 30, 2018, and, accordingly, were included in the weighted-average common shares used to calculate diluted FFO Attributable to Stockholders and Convertible Noncontrolling Interests per share.

PECO’s historical and pro forma FFO for the year ended December 31, 2017, are summarized as follows (in thousands, except per share amounts):

	PECO Historical	PECO and PELP Transaction Adjustments (I)	PECO Pro Forma as Adjusted	PE REIT II Historical	PE REIT II Adjustments (J)	PE REIT II Pro Forma as Adjusted	PECO and PE REIT II Transaction Adjustments (K)	Total Pro Forma
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net (loss) income	$(41,718)	$39,605	$(2,113)	$(9,531)	$2,395	$(7,136)	$(19,687)	$(28,936)
Adjustments:
Depreciation and amortization of real estate assets	127,771	39,954	167,725	71,200	4,481	75,681	26,572	269,978
Depreciation and amortization related to unconsolidated joint venture	—	—	—	1,906	—	1,906	—	1,906
Gain on sale of property	(1,760)	—	(1,760)	—	—	—	—	(1,760)
FFO attributable to the company	84,293	79,559	163,852	63,575	6,876	70,451	6,885	241,188
Adjustments attributable to noncontrolling interests not convertible into common stock	(143)	—	(143)	—	—	—	—	(143)
FFO attributable to stockholders and convertible noncontrolling interests	$84,150	$79,559	$163,709	$63,575	$6,876	$70,451	$6,885	$241,045

FFO Attributable to Stockholders and Convertible Noncontrolling Interests per share
Weighted-average common shares outstanding - diluted	196,506	31,740	228,246	n/a	n/a	n/a	95,360	323,606
Net loss per share - diluted	$(0.21)	n/a	$(0.01)	n/a	n/a	n/a	n/a	$(0.09)
FFO attributable to stockholders and convertible noncontrolling interests per share - diluted	$0.43	n/a	$0.72	n/a	n/a	n/a	n/a	$0.74

Pro forma FFO is presented for informational purposes only, and is based on available information and assumptions that PECO’s management believes to be reasonable; however, it is not necessarily indicative of what PECO’s FFO actually would have been assuming the acquisition of PELP and merger with PE REIT II had occurred as of the dates indicated.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values, instead, have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. To overcome this problem, PECO considers FFO an appropriate measure of operating performance of an equity REIT. PECO uses the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. NAREIT defines FFO as net income (loss) attributable to common shareholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for impairment losses on depreciable real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. PECO calculates FFO Attributable to Stockholders and Convertible Noncontrolling Interests in a manner consistent with the NAREIT definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock.

FFO presented herein is not necessarily identical to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definitions. FFO should not be considered as an alternative to net income (determined in accordance with GAAP), as an indicator of financial performance or as an alternative to cash flow from operating activities (determined in accordance with GAAP), as measures of liquidity, nor is FFO necessarily indicative of sufficient cash flow to fund all future needs. PECO believes that in order to facilitate a clear understanding of its consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the unaudited pro forma condensed consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC. AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Phillips Edison & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Phillips Edison & Company, Inc., (formerly known as Phillips Edison Grocery Center REIT I, Inc.), and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2017, the related notes and the consolidated financial statement schedule listed in the Index at Item 15 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 29, 2018

We have served as the Company's auditor since 2009.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016
(In thousands, except per share amounts)

	2017	2016
ASSETS
Investment in real estate:
Land and improvements	$1,121,590	$796,192
Building and improvements	2,263,381	1,532,888
Acquired in-place lease assets	313,432	212,916
Acquired above-market lease assets	53,524	42,009
Total investment in real estate assets	3,751,927	2,584,005
Accumulated depreciation and amortization	(462,025)	(334,348)
Total investment in real estate assets, net	3,289,902	2,249,657
Cash and cash equivalents	5,716	8,224
Restricted cash	21,729	41,722
Accounts receivable – affiliates	6,102	—
Corporate intangible assets, net	55,100	—
Goodwill	29,085	—
Other assets, net	118,448	80,585
Total assets	$3,526,082	$2,380,188
LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$1,806,998	$1,056,156
Acquired below-market lease intangibles, net	90,624	43,032
Accounts payable – affiliates	1,359	4,571
Accounts payable and other liabilities	148,419	51,642
Total liabilities	2,047,400	1,155,401
Commitments and contingencies (Note 10)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and outstanding at December 31, 2017 and 2016	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 185,233 and 185,062 shares issued and outstanding at December 31, 2017 and 2016, respectively	1,852	1,851
Additional paid-in capital	1,629,130	1,627,098
Accumulated other comprehensive income	16,496	10,587
Accumulated deficit	(601,238)	(438,155)
Total stockholders’ equity	1,046,240	1,201,381
Noncontrolling interests	432,442	23,406
Total equity	1,478,682	1,224,787
Total liabilities and equity	$3,526,082	$2,380,188

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015
(In thousands, except per share amounts)

	2017	2016	2015
Revenues:
Rental income	$228,201	$193,561	$182,064
Tenant recovery income	73,700	63,131	58,675
Other property income	1,486	1,038	1,360
Fees and management income	8,156	—	—
Total revenues	311,543	257,730	242,099
Expenses:
Property operating	53,824	41,890	38,399
Real estate taxes	43,456	36,627	35,285
General and administrative	36,348	31,804	15,829
Vesting of Class B units	24,037	—	—
Termination of affiliate arrangements	5,454	—	—
Acquisition expenses	530	5,803	5,404
Depreciation and amortization	130,671	106,095	101,479
Total expenses	294,320	222,219	196,396
Other:
Interest expense, net	(45,661)	(32,458)	(32,390)
Transaction expenses	(15,713)	—	—
Other income, net	2,433	5,990	248
Net (loss) income	(41,718)	9,043	13,561
Net loss (income) attributable to noncontrolling interests	3,327	(111)	(201)
Net (loss) income attributable to stockholders	$(38,391)	$8,932	$13,360
Earnings per common share:
Net (loss) income per share attributable to stockholders - basic and diluted	$(0.21)	$0.05	$0.07
Weighted-average common shares outstanding:
Basic	183,784	183,876	183,678
Diluted	196,497	186,665	186,394

Comprehensive (loss) income:
Net (loss) income	$(41,718)	$9,043	$13,561
Other comprehensive (loss) income:
Change in unrealized gain on interest rate swaps	4,580	10,565	22
Comprehensive (loss) income	(37,138)	19,608	13,583
Comprehensive loss (income) attributable to noncontrolling interests	3,327	(111)	(201)
Comprehensive (loss) income attributable to stockholders	$(33,811)	$19,497	$13,382

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015
(In thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity	Non- controlling Interest	Total Equity
	Shares	Amount
Balance at January 1, 2015	182,131	$1,820	$1,567,653	$—	$(213,975)	$1,355,498	$22,764	$1,378,262
Share repurchases	(7,386)	(73)	(72,727)	—	—	(72,800)	—	(72,800)
Change in redeemable common stock	—	—	29,878	—	—	29,878	—	29,878
Dividend reinvestment plan (“DRIP”)	6,563	66	63,737	—	—	63,803	—	63,803
Change in unrealized gain on interest rate swaps	—	—	—	22	—	22	—	22
Common distributions declared, $0.67 per share	—	—	—	—	(123,146)	(123,146)	—	(123,146)
Issuance of partnership units for asset management services	—	—	—	—	—	—	4,047	4,047
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,835)	(1,835)
Net income	—	—	—	—	13,360	13,360	201	13,561
Balance at December 31, 2015	181,308	1,813	1,588,541	22	(323,761)	1,266,615	25,177	1,291,792
Share repurchases	(2,019)	(20)	(20,281)	—	—	(20,301)	—	(20,301)
DRIP	5,773	58	58,814	—	—	58,872	—	58,872
Change in unrealized gain on interest rate swaps	—	—	—	10,565	—	10,565	—	10,565
Common distributions declared, $0.67 per share	—	—	—	—	(123,326)	(123,326)	—	(123,326)
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,882)	(1,882)
Share-based compensation	—	—	24	—	—	24	—	24
Net income	—	—	—	—	8,932	8,932	111	9,043
Balance at December 31, 2016	185,062	1,851	1,627,098	10,587	(438,155)	1,201,381	23,406	1,224,787
Adoption of new accounting pronouncement (see Note 8)	—	—	—	1,329	(1,329)	—	—	—
Balance at January 1, 2017, as adjusted	185,062	1,851	1,627,098	11,916	(439,484)	1,201,381	23,406	1,224,787
Share repurchases	(4,617)	(46)	(47,111)	—	—	(47,157)	—	(47,157)
DRIP	4,785	47	49,079	—	—	49,126	—	49,126
Change in unrealized gain on interest rate swaps	—	—	—	4,580	—	4,580	—	4,580
Common distributions declared, $0.67 per share	—	—	—	—	(123,363)	(123,363)	—	(123,363)
Distributions to noncontrolling interests	—	—	—	—	—	—	(9,125)	(9,125)
Reclassification of affiliate distributions	—	—	—	—	—	—	(3,610)	(3,610)
Share-based compensation	3	—	64	—	—	64	—	64
Redemption of noncontrolling interest	—	—	—	—	—	—	(4,179)	(4,179)
Issuance of partnership units for asset management services	—	—	—	—	—	—	27,647	27,647
Issuance of partnership units in the PELP transaction	—	—	—	—	—	—	401,630	401,630
Net loss	—	—	—	—	(38,391)	(38,391)	(3,327)	(41,718)
Balance at December 31, 2017	185,233	$1,852	$1,629,130	$16,496	$(601,238)	$1,046,240	$432,442	$1,478,682

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(In thousands)

	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(41,718)	$9,043	$13,561
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	126,043	103,282	98,367
Net amortization of above- and below-market leases	(1,984)	(1,208)	(821)
Amortization of deferred financing expense	5,162	4,936	5,084
Vesting of Class B units	24,037	—	—
Amortization of corporate intangible assets	2,900	—	—
Gain on sale of properties and disposal of real estate assets	(2,502)	(4,356)	(190)
Net (gain) loss on write-off of unamortized capitalized leasing commissions, market debt adjustments, and deferred financing expense	(237)	317	2,260
Straight-line rent	(3,729)	(3,512)	(4,571)
Other	(137)	(1,485)	(118)
Changes in operating assets and liabilities:
Accounts receivable – affiliates	3,592	—	—
Other assets	(7,992)	(9,916)	(13,473)
Accounts payable - affiliates	(4,350)	(865)	4,145
Accounts payable and other liabilities	9,776	6,840	1,829
Net cash provided by operating activities	108,861	103,076	106,073
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(159,698)	(201,111)	(91,142)
Acquisition of PELP, net of cash acquired	(456,704)	—	—
Capital expenditures	(42,146)	(26,117)	(21,870)
Proceeds from sale of real estate	36,912	—	2,268
Change in restricted cash	887	1,011	(30)
Net cash used in investing activities	(620,749)	(226,217)	(110,774)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility	(115,400)	35,969	(150,700)
Proceeds from mortgages and loans payable	855,000	255,000	400,000
Payments on mortgages and loans payable	(83,387)	(110,875)	(77,324)
Payments of deferred financing expenses	(14,892)	(3,115)	(6,711)
Distributions paid, net of DRIP	(74,198)	(64,269)	(59,387)
Distributions to noncontrolling interests	(7,025)	(1,724)	(1,677)
Repurchases of common stock	(46,539)	(20,301)	(74,469)
Redemption of noncontrolling interests	(4,179)	—	—
Net cash provided by financing activities	509,380	90,685	29,732
Net (decrease) increase in cash and cash equivalents	(2,508)	(32,456)	25,031
CASH AND CASH EQUIVALENTS:
Beginning of period	8,224	40,680	15,649
End of period	$5,716	$8,224	$40,680

SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$39,487	$29,709	$27,583
Fair value of assumed debt from real estate acquisitions	30,831	33,326	34,341
Fair value of assumed debt from the PELP transaction	504,740	—	—
Accrued capital expenditures	2,496	3,256	2,340
Change in offering costs payable to sponsor(s)	—	—	(75)
Change in distributions payable	39	185	(44)
Change in distributions payable - noncontrolling interests	2,100	158	158
Change in accrued share repurchase obligation	618	—	(1,669)
Distributions reinvested	49,126	58,872	63,803
Like-kind exchange of real estate:
Proceeds from restricted cash due to sale of real estate	$(35,900)	$35,900	$—
Utilization of proceeds from restricted cash due to sale of real estate	6,339	—	—
Net restricted cash activity	$(29,561)	$35,900	$—

See notes to consolidated financial statements.

Phillips Edison & Company, Inc.
Notes to Consolidated Financial Statements

1.	ORGANIZATION

Phillips Edison & Company, Inc. (“we,” the “Company,” “our,” or “us”), formerly known as Phillips Edison Grocery Center REIT I, Inc., was formed as a Maryland corporation in October 2009. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P., (the “Operating Partnership”), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.

We invest primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers that have a mix of creditworthy national and regional retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing our own shopping centers, our third-party investment management business provides comprehensive real estate and asset management services to certain non-traded, publicly registered REITS and private funds (“Managed Funds”).

Our advisor was Phillips Edison NTR LLC (“PE-NTR”), which was directly or indirectly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor” or “PELP”). Under the terms of the advisory agreement between PE-NTR and us, PE-NTR was responsible for the management of our day-to-day activities and the implementation of our investment strategy. On October 4, 2017, we completed a transaction to acquire certain real estate assets, the third-party investment management business, and the captive insurance company of PELP in a stock and cash transaction (“PELP transaction”). Upon completion of the PELP transaction, our relationship with PE-NTR was acquired. For a more detailed discussion, see Notes 3 and 15.

As of December 31, 2017, we owned fee simple interests in 236 real estate properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership and its wholly-owned subsidiaries (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities, including goodwill, and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions; the valuation and nature of derivatives and their effectiveness as hedges; valuations of contingent consideration; and other fair value measurement assessments required for the preparation of the consolidated financial statements. Actual results could differ from those estimates.

Partially-Owned Entities—If we determine that we are an owner in a variable-interest entity (“VIE”), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For a partially-owned entity determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity. We have determined that the Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE and our partnership interest is considered a majority voting interest. As such, we have consolidated the Operating Partnership and its wholly-owned subsidiaries.

Additionally, a Section 1031 like-kind exchange (“1031 exchange”) entails selling one property and reinvesting the proceeds in one or more properties that are similar in nature, character, or class within 180 days. A reverse 1031 exchange occurs when one or more properties is purchased prior to selling one property to be matched in the like-kind exchange, during which time legal title to the purchased property is held by an intermediary. Because we retain essentially all of the legal and economic benefits and obligations related to the acquisition, we consider the purchased property to be a VIE and therefore we will consolidate the entity as the primary beneficiary. As of December 31, 2017, we had one active 1031 exchange (see Note 4). As of December 31, 2016, we had one active reverse 1031 exchange.

Noncontrolling Interests—Noncontrolling interests represent the portion of equity that we do not own in the entities we consolidate. We classify noncontrolling interests within permanent equity on our consolidated balance sheets. The amounts of consolidated net earnings attributable to us and to the noncontrolling interests are presented separately on our consolidated statements of operations. For additional information regarding noncontrolling interests, refer to Note 11.

Cash and Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts and money market funds. The cash and cash equivalent balances at one or more of our financial institutions exceeds the Federal Depository Insurance Corporation (“FDIC”) coverage.

Restricted Cash—Restricted cash primarily consists of cash restricted for the purpose of facilitating a 1031 exchange, escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, and other amounts required to be escrowed pursuant to loan agreements.

Investment in Property and Lease Intangibles—In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update amended existing guidance in order to clarify when an integrated set of assets and activities is considered a business. We adopted ASU 2017-01 on January 1, 2017, and applied it prospectively. Under this new guidance, most of our real estate acquisition activity is no longer considered a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs that would have been recorded on our consolidated statements of operations prior to adoption are now capitalized and will be amortized over the life of the related assets, and there is no recognition of goodwill. Costs incurred related to properties that were not ultimately acquired were recorded as Acquisition Expenses on our consolidated statements of operations. None of our real estate acquisitions in 2017 outside of the PELP transaction met the definition of a business; therefore, we accounted for all as asset acquisitions.

Real estate assets are stated at cost less accumulated depreciation. The majority of acquisition-related costs are capitalized and allocated to the various classes of assets acquired. These costs are then amortized over the estimated useful lives associated with the assets acquired. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally not to exceed 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. If deemed unrecoverable on an undiscounted basis, such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. We recorded no impairments for the years ended December 31, 2017, 2016, and 2015.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance, and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the weighted-average remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using discount rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also consider fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and we determine that the tenant has a financial incentive to exercise such option, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

We estimate the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance is amortized over the life of the mortgage note payable as an adjustment to interest expense.

Goodwill and Other Intangibles—In the case of a business combination, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired represents goodwill. We allocate goodwill to the respective reporting units in which such goodwill arises. We evaluate goodwill for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable, or at least annually. Our annual testing date is during the fourth quarter and, due to the timing of the PELP transaction, annual testing will begin in 2018. The goodwill impairment evaluation may be completed through a qualitative or quantitative approach. Under a qualitative approach, the impairment review for goodwill consists of an assessment of whether it is more-likely-than-not that the reporting unit’s fair value is less than its carrying value. If a qualitative approach indicates it is more likely-than-not that the estimated carrying value of the reporting unit exceeds its fair value, or if we choose to bypass the qualitative approach, we will perform the quantitative approach described below.

We are electing to adopt ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, as of January 1, 2018, as discussed in the table below. Therefore, when we perform a quantitative test of goodwill for impairment we will compare the carrying value of net assets to the fair value of the reporting unit. If the fair value of the reporting unit exceeds its carrying amount, we would not consider goodwill to be impaired and no further analysis would be required. If the fair value is determined to be less than its carrying value, the amount of goodwill impairment would be the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

If impairment indicators arise with respect to non-real estate intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset’s carrying value. We recognize any shortfall from carrying value as an impairment loss in the current period.

Estimates of fair value used in our evaluation of goodwill and intangible assets are based upon discounted future cash flow projections, relevant competitor multiples, or other acceptable valuation techniques. These techniques are based, in turn, upon all available evidence including level three inputs (see fair value measurement policy below), such as revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and determine fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Held for Sale Entities—We consider assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. There were no assets classified as held for sale as of December 31, 2017 and 2016.

Deferred Financing Expenses—Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing costs related to our term loan facilities and mortgages are in Debt Obligations, Net, while deferred financing costs related to our revolving credit facility are in Other Assets, Net, on our consolidated balance sheets.

Fair Value Measurement—Accounting Standard Codification (“ASC”) 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

Considerable judgment is necessary to develop estimated fair values of financial and non-financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we did or could actually realize upon disposition of the financial assets and liabilities previously sold or currently held.

Gain on Sale of Assets—We recognize sales of assets only upon the closing of the transaction with the purchaser. We recognize gains on assets sold upon closing if the collectibility of the sales price is reasonably assured, we are not obligated to perform any significant activities after the sale to earn the profit, we have received adequate initial investment from the purchaser, and other profit recognition criteria have been satisfied. We may defer recognition of gains in whole or in part until: (i) the profit is determinable, meaning that the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated; and (ii) the earnings process is virtually complete, meaning that we are not obliged to perform any significant activities after the sale to earn the profit. Further, we may defer a tax gain through an Internal Revenue Code (“IRC”) Section 1031 like-kind exchange by purchasing another property within a specified time period.

Revenue Recognition—We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;
•	whether the tenant or landlord retains legal title to the improvements;
•	the uniqueness of the improvements;
•	the expected economic life of the tenant improvements relative to the length of the lease; and
•	who constructs or directs the construction of the improvements.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.

We periodically review the collectability of outstanding receivables. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. As of December 31, 2017 and 2016, the bad debt reserve for uncollectible amounts was $3.3 million and $1.7 million, respectively.

We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets.

Revenues from management, leasing, and other fees charged in accordance with the various management agreements executed, are recognized in the period in which the services have been provided, the earnings process is complete, and collectability is reasonably assured.

Repurchase of Common Stock—We offer a share repurchase program (“SRP”) which may allow stockholders who participate to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 11). Under our SRP, the maximum amount of common stock that we may redeem, at the shareholder’s election, during any calendar year is limited, among other things, to 5% of the weighted-average number of shares outstanding during the prior calendar year. The maximum amount is reduced each reporting period by the current year share redemptions to date. In addition, the cash available for repurchases on any particular date is generally limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the start of the same time period. The board of directors (“Board”) reserves the right at any time to reject any request for repurchase.

Shares repurchased pursuant to our SRP are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders’ equity. Our accounting policy related to share repurchases is to reduce common stock based on the par value of the shares and to reduce capital surplus for the excess of the repurchase price over the par value. Since the inception of the SRP in August 2010, we have had an accumulated deficit balance; therefore, the excess over the par value has been applied to additional paid-in capital. Once we have retained earnings, the excess will be charged entirely to retained earnings.

Income Taxes—We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organization and operational requirements, including a requirement to annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our shareholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth subsequent taxable year.

Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of one wholly owned subsidiary that has jointly elected to be treated as a Taxable REIT Subsidiary (“TRS”) and is subject to U.S. federal, state and local income taxes at regular corporate tax rates. We did not record any tax expense in prior years as 2017 was the first year of existence for the TRS. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions. For more information regarding our income taxes, see Note 9.

Newly Adopted and Recently Issued Accounting Pronouncements—The following table provides a brief description of recently issued accounting pronouncements that could have a material effect on our financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting	This update clarifies guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting.	January 1, 2018	We do not expect the adoption of this standard to have a material impact to our financial statements. We will apply the guidance to any future modifications of share-based compensation awards.

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)
This update amends existing guidance in order to provide consistency in accounting for the derecognition of a business or nonprofit activity. It is effective for annual reporting periods beginning after December 15, 2017, but early adoption is permitted.
January 1, 2018
We adopted this standard concurrently with ASU 2014-09, listed below. There are currently no transactions subject to this ASU. Although expected to be infrequent, potential transactions affected by this ASU could include a partial sale of real estate or contribution of a nonfinancial asset to form a joint venture.

ASU 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350)
This update amends existing guidance in order to simplify impairment testing for goodwill. It is effective for annual reporting periods beginning after January 1, 2021, but early adoption is permitted.
		January 1, 2018	We are electing to adopt this standard as of January 1, 2018. The adoption of this standard will not have a material impact on our consolidated financial statements.

ASU 2016-18, Statement of Cash Flows (Topic 230)
This update amends existing guidance in order to clarify the classification and presentation of restricted cash on the statement of cash flows. It is effective for annual reporting periods beginning after December 15, 2017, but early adoption is permitted.
January 1, 2018
Upon adoption, we will include amounts generally described as restricted cash within the beginning-of-period and end-of-period total amounts on the statement of cash flows. This change will not have a material impact on our consolidated financial statements.

ASU 2016-15, Statement of Cash Flows (Topic 230)
This update addresses the presentation of eight specific cash receipts and cash payments on the statement of cash flows. It is effective for annual reporting periods beginning after December 15, 2017, but early adoption is permitted.
January 1, 2018
We have evaluated the impact the adoption of this standard will have on our consolidated financial statements. Of the eight specific cash receipts and cash payments listed within this guidance, we believe four would be applicable to our business as it stands currently: debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, proceeds from settlement of insurance claims, and distributions received from equity method investees. This update will not have a material impact on our consolidated financial statements. We will apply the guidance for all of the eight cash flow types to any future transactions when applicable.

ASU 2016-02, Leases (Topic 842)
This update amends existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for annual reporting periods beginning after December 15, 2018, but early adoption is permitted.
January 1, 2019
We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements. We have identified areas within our accounting policies we believe could be impacted by the new standard. This standard impacts the lessor’s ability to capitalize certain costs related to leasing, which will result in a reduction in the amount of execution costs currently being capitalized in connection with leasing activities. In January 2018, the FASB issued a proposed ASU related to ASC 842. The update would allow lessors to use a practical expedient to account for non-lease components and related lease components as a single lease component instead of accounting for them separately, if certain conditions are met. This proposal is currently under consideration by regulators. We also expect to recognize right of use assets on our consolidated balance sheets related to certain ground leases, office space, and office equipment leases where we are the lessee. We will continue to evaluate the effect the adoption of ASU 2016-02 will have on our consolidated financial statements. However, we currently believe that the adoption of ASU 2016-02 will not have a material impact on our consolidated financial statements.

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
This update outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it also applies to certain other transactions such as the sale of real estate or equipment. Expanded quantitative and qualitative disclosures are also required for contracts subject to ASU 2014-09. In 2015, the FASB provided for a one-year deferral of the effective date for ASU 2014-09, making it effective for annual reporting periods beginning after December 15, 2017.
January 1, 2018
Our revenue-producing contracts are primarily leases that are not within the scope of this standard. As a result, we do not expect the adoption of this standard to have a material impact on our rental or reimbursement revenue. However, the standard will apply to a majority of our fees and management income. We have evaluated the impact of this standard to fees and management income and do not expect a material impact on our revenue recognition, but we do expect to provide additional disclosures around fees and management revenue. We are adopting this guidance on a modified retrospective basis.

The following table provides a brief description of newly adopted accounting pronouncements and their effect on our financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-12, Derivatives and Hedging (Topic 815)	This update amended existing guidance in order to better align a company’s financial reporting for hedging activities with the economic objectives of those activities.	September 2017
Upon adoption, we included a disclosure related to the effect of our hedging activities on our consolidated statements of operations. This disclosure also eliminated the periodic measurement and recognition of hedging ineffectiveness. We adopted this guidance on a modified retrospective basis and applied an adjustment to Accumulated Other Comprehensive Income with a corresponding adjustment to the opening balance of Accumulated Deficit as of the beginning of 2017. For a more detailed discussion of this adoption, see Note 8.

ASU 2017-01, Business Combinations (Topic 805)	This update amended existing guidance in order to clarify when an integrated set of assets and activities is considered a business.	January 1, 2017	For a more detailed discussion of the effect of this adoption on our consolidated financial statements, refer to the Investment in Property and Lease Intangibles section above.

3.	PELP ACQUISITION

On October 4, 2017, we completed the PELP transaction. The PELP transaction was approved by the independent special committee of our Board, which had retained independent financial and legal advisors. It was also approved by our shareholders, as well as PELP’s partners. Under the terms of this transaction, the following consideration was given in exchange for the contribution of PELP’s ownership interests in 76 shopping centers, its third-party investment management business, and its captive insurance company (in thousands):

Amount
Fair value of Operating Partnership units (“OP units”) issued	$401,630
Debt assumed:
Corporate debt	432,091
Mortgages and notes payable	72,649
Cash payments	30,420
Fair value of earn-out	38,000
Total consideration	974,790
PELP debt repaid by the Company on the transaction date	(432,091)
Net consideration	$542,699

We issued 39.4 million OP units with an estimated fair value per unit of $10.20 at the time of the transaction. Certain of our executive officers who received OP units as part of the PELP transaction entered into an agreement which provides that they will not transfer their OP Units for either two or three years following the closing. The remaining holders of the OP units are subject to the terms of exchange for shares of common stock outlined in the Third Amended and Restated Agreement of Limited Partnership, which is further described in Note 11.

The terms of the transaction also include an earn-out structure with an opportunity for up to an additional 12.5 million OP units to be issued if certain milestones are achieved. The milestones are related to a liquidity event for our shareholders and fundraising targets in REIT III, of which PELP was a co-sponsor. The estimated fair value of this earn-out has been recorded as $38 million as of the transaction date and is presented in Accounts Payable and Other Liabilities on the consolidated balance sheets. We will estimate the fair value of this earn-out liability at each reporting date during the contingency period and record any changes to our consolidated statement of operations.

As part of the transaction, we entered into a tax protection agreement with certain recipients of OP Units. Under the agreement, we will provide certain protections with respect to tax matters for a period of ten years commencing at the closing date. These protections include indemnification for certain tax liabilities incurred in connection with certain taxable transfers of contributed properties, failure to comply with certain obligations related to nonrecourse liability allocations and debt guarantee opportunities, and certain fundamental transactions. These fundamental transactions mean with respect to any contributed entity, a merger, combination, consolidation, or similar transaction (including a transfer of all or substantially all of the assets of such entity).

Immediately following the closing of the PELP transaction, our shareholders owned approximately 80.6% and former PELP shareholders owned approximately 19.4% of the combined company.

Assets Acquired and Liabilities Assumed—The PELP transaction has been accounted for using the acquisition method of accounting under ASC 805, Business Combinations, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date. The preliminary fair market value of the assets acquired and liabilities assumed is based on a valuation report prepared by a third-party valuation specialist. The following table summarizes the purchase price allocation based on that report (in thousands):

Amount
Assets:
Land and improvements	$269,140
Building and improvements	574,154
Intangible lease assets	93,506
Cash	5,930
Accounts receivable and other assets	42,426
Management contracts	58,000
Goodwill	29,085
Total assets acquired	1,072,241
Liabilities:
Accounts payable and other liabilities	48,342
Acquired below-market leases	49,109
Total liabilities acquired	97,451
Net assets acquired	$974,790

The allocation of the purchase price is based on management’s assessment, which may change in the future as more information becomes available and could have an impact on the unaudited pro forma financial information presented below. Subsequent adjustments made to the purchase price allocation upon the completion of our fair value assessment process will not exceed one year from the acquisition date. The allocation of the purchase price above requires a significant amount of judgment and represents management’s best estimate of the fair value as of the acquisition date.

Intangible Assets and Liabilities—The fair value and weighted-average amortization periods for the intangible assets and liabilities acquired in the PELP transaction are as follows (dollars in thousands, useful life in years):

	Fair Value	Weighted- Average Useful Life
Management contracts	$58,000	5
Acquired in-place leases	83,305	9
Acquired above-market leases	10,201	7
Acquired below-market leases	(49,109)	13

Goodwill—In connection with the PELP transaction, we recorded goodwill of $29.1 million as a result of the consideration exceeding the fair value of the net assets acquired. Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. We do not expect that the goodwill will be deductible for tax purposes. The goodwill recorded represents our management structure and its ability to generate additional opportunities for revenue and raise additional funds, and therefore the full amount of goodwill was allocated to the Investment Management segment, which comprises one reporting unit.

Results of Operations—The consolidated net assets and results of operations of PELP’s contributions are included in the consolidated financial statements from October 4, 2017, going forward and resulted in the following impact to Total Revenues and Net Loss (in thousands):

2017
Revenues	$21,202
Net income	1,297

Acquisition Costs—We incurred $15.7 million of costs related to the PELP transaction during 2017, which are recorded in Transaction Expenses on the consolidated statements of operations. We also incurred $1.3 million of costs related to the PELP transaction during 2016, which are recorded in Acquisition Expenses on the consolidated statements of operations.

Pro Forma Results (Unaudited)—The following unaudited pro forma information summarizes selected financial information from our combined results of operations, as if the PELP transaction had occurred on January 1, 2016. These results contain certain, nonrecurring adjustments, such as the elimination of transaction expenses incurred related to the PELP transaction and the elimination of intercompany activity related to creating an internalized management structure. This pro forma information is presented for informational purposes only, and may not be indicative of what actual results of operations would have been had the PELP transaction occurred at the beginning of the period, nor does it purport to represent the results of future operations.

	For the Year Ended December 31,
(in thousands)	2017	2016
Pro forma revenues	$402,898	$400,089
Pro forma net income (loss) attributable to stockholders	1,982	(3,956)
4.	REAL ESTATE ACQUISITIONS AND DISPOSITIONS

During the year ended December 31, 2017, we acquired 84 shopping centers, including 76 shopping centers through the PELP transaction (see Note 3 for more detail) and eight grocery-anchored shopping centers outside of the PELP transaction. Our first quarter acquisition closed out the IRC reverse Section 1031 like-kind exchange outstanding as of December 31, 2016. For the year ended December 31, 2016, we acquired seven grocery-anchored shopping centers and additional real estate adjacent to previously acquired centers.

For the years ended December 31, 2017 and 2016, we allocated the purchase price of acquisitions unrelated to the PELP transaction, including acquisition costs for 2017, to the fair value of the assets acquired and liabilities assumed as follows (in thousands):

	2017	2016
Land and improvements	$47,556	$78,908
Building and improvements	130,482	140,145
Acquired in-place leases	17,740	21,506
Acquired above-market leases	1,314	3,559
Acquired below-market leases	(5,736)	(10,198)
Total assets and lease liabilities acquired	191,356	233,920
Less: Fair value of assumed debt at acquisition	30,831	33,326
Net assets acquired	$160,525	$200,594

The weighted-average amortization periods for in-place, above-market, and below-market lease intangibles acquired during the years ended December 31, 2017 and 2016, are as follows (in years):

	2017	2016
Acquired in-place leases	13	11
Acquired above-market leases	6	6
Acquired below-market leases	18	19

Dispositions—In October 2017, we sold a property for $6.5 million and recognized a gain of $1.8 million. For tax-purposes, we deferred the gain through an IRC Section 1031 like-kind exchange, which was completed with our subsequent acquisition of Shoppes of Lake Village in February 2018 (see Note 20). We also sold a property in December 2016 and recognized a gain of $4.7 million. Gains on property dispositions are recorded in Other Income, Net on the consolidated statements of operations.

5.	INTANGIBLE ASSETS AND LIABILITIES AND GOODWILL

Acquired Intangible Assets and Liabilities—Acquired intangible assets and liabilities consisted of the following as of December 31, 2017 and 2016 (in thousands):

	2017		2016
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Management contracts	$58,000	$(2,900)	$—	$—
Acquired in-place leases	313,432	(123,314)	212,916	(92,347)
Acquired above-market leases	53,524	(24,631)	42,009	(19,443)
Below-market lease liabilities	(118,012)	27,388	(63,287)	20,255

Summarized below is the amortization recorded on the intangible assets and liabilities for the years ended December 31, 2017, 2016, and 2015 (in thousands):

	2017	2016	2015
Management contracts	$2,900	$—	$—
Acquired in-place leases	30,966	28,812	29,970
Acquired above-market leases	5,188	5,228	5,819
Acquired below-market leases	(7,133)	(6,436)	(6,640)
Total	$31,921	$27,604	$29,149

Estimated future amortization of the respective acquired intangible assets and liabilities as of December 31, 2017, for each of the next five years is as follow (in thousands):

	Management Contracts	In-Place Leases	Above-Market Leases	Below-Market Leases
2018	$11,600	$35,572	$5,883	$(9,801)
2019	11,600	30,270	5,145	(8,959)
2020	11,600	24,794	4,583	(8,389)
2021	11,600	20,086	3,715	(7,644)
2022	8,700	16,778	2,761	(6,925)

Goodwill—In connection with the PELP transaction, we recorded goodwill of approximately $29.1 million, which was allocated to our Investment Management segment. During the year ended December 31, 2017, we did not record any impairments to goodwill. For more information regarding goodwill from the PELP transaction, see Note 3.

6.	OTHER ASSETS, NET

The following is a summary of Other Assets, Net outstanding as of December 31, 2017 and 2016 (in thousands):

	2017	2016
Deferred leasing commissions and costs	$29,055	$21,092
Deferred financing costs	13,971	8,940
Office equipment and other	10,308	331
Total depreciable and amortizable assets	53,334	30,363
Accumulated depreciation and amortization	(17,121)	(11,286)
Net depreciable and amortizable assets	36,213	19,077
Accounts receivable, net	41,211	31,029
Deferred rent receivable, net	18,201	14,483
Derivative asset	16,496	11,916
Prepaid expenses	4,232	2,986
Investment in affiliates	902	—
Other	1,193	1,094
Other assets, net	$118,448	$80,585
7.	DEBT OBLIGATIONS

The following is a summary of the outstanding principal balances and interest rates, which include the effect of derivative financial instruments, on our debt obligations as of December 31, 2017 and 2016 (in thousands):

	Interest Rate	2017	2016
Revolving credit facility(1)	2.89%	$61,569	$176,969
Term loans(2)(3)	2.46%-3.93%	1,140,000	655,000
Secured loan facility due 2026	3.55%	175,000	—
Secured loan facility due 2027	3.52%	195,000	—
Mortgages and notes payable	3.75%-7.91%	246,217	228,721
Assumed market debt adjustments, net(4)		5,254	4,490
Deferred financing costs(5)		(16,042)	(9,024)
Total		$1,806,998	$1,056,156
(1)	The gross borrowings under our revolving credit facility were $437.0 million, $590.8 million, and $297.8 million during the years ended December 31, 2017, 2016, and 2015, respectively. The gross payments on our revolving credit facility were $552.4 million, $554.8 million, and $448.5 million during the years ended December 31, 2017, 2016, and 2015, respectively. The revolving credit facility had a capacity of $500 million as of December 31, 2017 and 2016. In October 2017, the maturity date of the revolving credit facility was extended to October 2021, with additional options to extend the maturity to October 2022.
(2)	We have six term loans with maturities ranging from 2019 to 2024. The $100 million term loan maturing in February 2019 has options to extend the maturity to 2021. We will consider options for refinancing the loan or exercising the option upon maturity. As of December 31, 2017, the availability on our revolving credit facility exceeded the balance on the loan maturing in 2019. The term loan maturing in 2020 also has options to extend its maturity to 2021.
(3)	One of our term loans that matures in 2022 had an outstanding balance of $310.0 million at December 31, 2017, with a capacity of $375.0 million. In January 2018 an additional $65.0 million was drawn on this term loan.
(4)	Net of accumulated amortization of $3.7 million and $6.1 million as of December 31, 2017 and 2016, respectively. The decrease in accumulated amortization is a result of a reduction in market debt adjustments due to the extinguishment of higher-rate mortgage debt during the year ended December 31, 2017.
(5)	Net of accumulated amortization of $5.4 million and $3.9 million as of December 31, 2017 and 2016, respectively.

As of December 31, 2017 and 2016, the weighted-average interest rate for all of our mortgages and loans payable was 3.4% and 3.0%, respectively.

The allocation of total debt between fixed- and variable-rate as well as between secured and unsecured, excluding market debt adjustments and deferred financing costs, as of December 31, 2017 and 2016, is summarized below (in thousands):

	2017	2016
As to interest rate:(1)
Fixed-rate debt	$1,608,217	$615,721
Variable-rate debt	209,569	444,969
Total	$1,817,786	$1,060,690

	2017	2016
As to collateralization:
Unsecured debt	$1,202,476	$831,969
Secured debt	615,310	228,721
Total	$1,817,786	$1,060,690
(1)	Includes the effects of derivative financial instruments (see Notes 8 and 17).

Below is our maturity schedule with the respective principal payment obligations, excluding market debt adjustments and deferred financing costs (in thousands):

	2018	2019	2020	2021	2022	Thereafter	Total
Revolving credit facility	$—	$—	$—	$61,569	$—	$—	$61,569
Term loans	—	100,000	175,000	125,000	310,000	430,000	1,140,000
Loan facility due 2026	—	—	—	—	—	175,000	175,000
Loan facility due 2027	—	—	—	—	—	195,000	195,000
Mortgages and notes payable	8,142	9,192	7,323	68,001	31,169	122,390	246,217
Total maturing debt	$8,142	$109,192	$182,323	$254,570	$341,169	$922,390	$1,817,786
8.	DERIVATIVES AND HEDGING ACTIVITIES

In September 2017, we adopted ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This update amended existing guidance in order to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. It requires us to disclose the effect of our hedging activities on our consolidated statements of operations and eliminates the periodic measurement and recognition of hedging ineffectiveness.

In accordance with the modified retrospective transition method required by ASU 2017-12, we recognized the cumulative effect of the change, representing the reversal of the $1.3 million cumulative ineffectiveness gain as of December 31, 2016, in the opening balance of Accumulated Other Comprehensive Income (“AOCI”) with a corresponding adjustment to the opening balance of Accumulated Deficit as of the beginning of 2017.

Risk Management Objective of Using Derivatives—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Cash Flow Hedges of Interest Rate Risk—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2017 and 2016, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. The ineffectiveness previously reported in earnings for the quarters ended March 31, 2017 and June 30, 2017, was adjusted to reflect application of the provisions of this ASU as of the beginning of 2017 (as discussed above). This adjustment was not material.

Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $1.5 million will be reclassified from Other Comprehensive (Loss) Income as a decrease to Interest Expense, Net.

The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of December 31, 2017 and 2016 (notional amounts in thousands):

	2017	2016(1)
Count	6	4
Notional amount	$992,000	$642,000
Fixed LIBOR	1.2%-2.2%	1.2%-1.5%
Maturity date	2019 - 2024	2019 - 2023
(1)	One interest rate swap that we entered into in October 2016 with a notional amount of $255 million was not effective until July 2017.

The table below details the location of the gain or loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2017, 2016, and 2015 (in thousands):

	2017	2016	2015
Amount of gain (loss) recognized in OCI on derivatives	$2,770	$6,979	$(3,128)
Amount of loss reclassified from AOCI into interest expense	1,810	3,586	3,150

Credit-risk-related Contingent Features—We have agreements with our derivative counterparties that contain provisions where, if we either default or are capable of being declared in default on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of December 31, 2017, the fair value of our derivatives in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk related to these agreements, was approximately $0.1 million. As of December 31, 2017, we had not posted any collateral related to these agreements and were not in breach of any agreement provisions. If we had breached any of these provisions, we could have been required to settle our obligations under the agreements at their termination value of $0.1 million.

9.	INCOME TAXES

We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organization and operational requirements, including a requirement to annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our shareholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth subsequent taxable year.

Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of one wholly owned subsidiary that has jointly elected to be treated as a TRS and is subject to U.S. federal, state and local incomes taxes at regular corporate tax rates. We did not record any tax expense in prior years as 2017 was the first year of existence for the TRS. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which these temporary differences are expected to reverse. Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary differences, the magnitude and timing of future projected taxable income and tax planning strategies. We believe that it is not more likely than not that our net deferred tax asset will be realized in future periods and therefore, have recorded a valuation allowance for the entire balance.

We have not identified items for which the income tax effects of the 2017 Tax Cuts and Jobs Act (“2017 Tax Act”) have not been completed and a reasonable estimate could not be determined as of December 31, 2017. Our analysis of the 2017 Tax Act may be impacted by new legislation, the Congressional Joint Committee Staff, Treasury, or other guidance. We are continuing to evaluate the impact of the 2017 Tax Act on the organization as a whole, but we do not expect there to be a material impact on our consolidated financial statements.

The following is a summary of our deferred tax assets and liabilities, which result from the activities of the TRS, as of December 31, 2017 (in thousands):

2017
Deferred tax assets:
Accrued expenses	$4,276
Net operating loss (“NOL”) carryforward(1)	667
Other	106
Gross deferred tax assets	5,049
Valuation allowance	(3,277)
Total deferred tax asset	1,772
Deferred tax liabilities:
Depreciation and amortization	(1,638)
Prepaid expenses	(134)
Total deferred tax liabilities	(1,772)
Net deferred tax asset	$—
(1)	If not utilized, the NOL carryforward will begin to expire in 2037. Losses incurred after 2017 are carried forward indefinitely.

Differences between net income from the consolidated statements of operations and other comprehensive income and our taxable income primarily related to the recognition of sales of investment properties and the timing of both revenue and expense recognition.

The following table reconciles Net (Loss) Income Attributable to Stockholders to REIT taxable income before the dividends paid deduction for the years ended December 31, 2017, 2016, and 2015 (in thousands):

	2017	2016	2015
Net (loss) income attributable to stockholders	$(38,391)	$8,932	$13,360
Net loss (income) from subsidiaries	31,395	(17,785)	(23,725)
Net loss attributable to REIT operations	(6,996)	(8,853)	(10,365)
Book/tax differences	45,677	42,556	45,280
REIT taxable income subject to 90% dividend requirement	$38,681	$33,703	$34,915

The following is a summary of our dividends paid deduction for the years ended December 31, 2017, 2016, and 2015 (in thousands):

	2017	2016	2015
Distributions paid to common stockholders	$123,100	$123,004	$123,119
Non-dividend distributions	(84,419)	(89,301)	(88,204)
Total dividends paid deduction attributable to earnings and profits	$38,681	$33,703	$34,915

The tax composition of our distributions declared for the years ended December 31, 2017 and 2016, was as follows:

	2017	2016
Ordinary income	28.6%	28.2%
Return of capital	70.9%	71.8%
Capital gain distributions	0.5%	—%
Total	100.0%	100.0%

We record a benefit for uncertain income tax positions if the result of a tax position meets a “more likely than not” recognition threshold. No liabilities have been recorded as of December 31, 2017 or 2016 as a result of this provision. We expect no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2017. Returns for the calendar years 2014 through 2016 remain subject to examination by federal and various state tax jurisdictions.

10.	COMMITMENTS AND CONTINGENCIES

Leases—Upon completion of the PELP transaction (see Note 3), we assumed certain lease obligations originally entered into by PELP before the transaction. The leases are primarily related to short- and long-term operating leases for office space and equipment. We have no capital leases. Total rental expense for long-term operating leases was approximately $370,000 for the year ended December 31, 2017. Minimum rental commitments under noncancelable operating leases as of December 31, 2017, were as follows:

Year	Amount
2018	$1,101
2019	773
2020	310
2021	188
2022	185
Thereafter	388
Total	$2,945

Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.

Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property, and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.

Captive Insurance—As part of the PELP transaction, we acquired a captive insurance company, Silver Rock Insurance, Inc. (“Silver Rock”), from PELP, which provides general liability insurance, reinsurance, and other coverage to us, REIT II, REIT III, PELP, and Necessity Retail Partners (“NRP”). We capitalize Silver Rock in accordance with applicable regulatory requirements.

Silver Rock established annual premiums based on the past loss experience of the insured properties. An independent third party was engaged to perform an actuarial estimate of projected future claims, related deductibles, and projected future expenses necessary to fund associated risk management programs. Premiums paid to Silver Rock may be adjusted based on this estimate. Premiums paid to Silver Rock may be reimbursed by tenants pursuant to specific lease terms.

As of December 31, 2017, we had two cash collateralized letters of credit outstanding totaling approximately $5.7 million to provide security for our obligations under our insurance and reinsurance contracts. These letters of credit expire in 2018 with additional options to extend their maturities.

The following is a summary of the activity in the liability for unpaid losses, which is recorded in Accounts Payable and Other Liabilities on our consolidated balance sheet, for the year ended December 31, 2017 (in thousands):

2017
Balance upon acquisition on October 4, 2017	$4,339
Incurred related to:
Current year	452
Prior years	898
Total incurred	1,350
Paid related to:
Current year	81
Prior years	725
Total paid	806
Unpaid loss liability as of December 31, 2017	$4,883

11.	EQUITY

General—The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the Board. Our charter does not provide for cumulative voting in the election of directors.

On November 8, 2017, our Board increased the estimated value per share of our common stock to $11.00 based substantially on the estimated market value of our portfolio of real estate properties and our recently acquired third-party asset management business as of October 5, 2017, the first full business day after the closing of the PELP transaction. We engaged a third-party valuation firm to provide a calculation of the range in estimated value per share of our common stock as of October 5, 2017, which reflected certain pro forma balance sheet assets and liabilities as of that date. Prior to November 8, 2017, the estimated value per share was $10.20.

Dividend Reinvestment Plan—We have adopted a DRIP that allows stockholders to invest distributions in additional shares of our common stock, subject to certain limits. Stockholders who elect to participate in the DRIP may choose to invest all or a portion of their cash distributions in shares of our common stock at a price equal to our most recent estimated value per share. In connection with the announcement of the PELP transaction (see Note 3), the DRIP was suspended during May 2017; therefore, all DRIP participants received their May distribution, which was payable in June, in cash rather than in stock. The DRIP plan resumed in June 2017, with distributions payable in July 2017.

Stockholders who elect to participate in the DRIP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions in cash.

Share Repurchase Program—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to our most recent estimated value per share. In connection with the announcement of the PELP transaction, the SRP was suspended during May 2017 and resumed in June 2017.

In 2017 and 2016, repurchase requests surpassed the funding limits under the SRP. Due to the program’s funding limits, no funds were available for repurchases during the fourth quarter of 2017 and no funds will be available for the first quarter of 2018. Additionally, repurchases during the remainder of 2018 are expected to be limited. When we are unable to fulfill all repurchase requests in any month, we will honor requests on a pro rata basis to the extent possible. As of December 31, 2017, we had 10.8 million shares of unfulfilled repurchase requests. We will continue to fulfill repurchases sought upon a stockholder’s death, “qualifying disability,” or “determination of incompetence” in accordance with the terms of the SRP.

Convertible Noncontrolling Interests—As part of the PELP transaction, we issued 39.4 million OP units that are classified as noncontrolling interests. Prior to the PELP transaction, the Operating Partnership also issued limited partnership units that were designated as Class B units for asset management services provided by PE-NTR. In connection with the PELP transaction, Class B units were no longer issued for asset management services subsequent to September 2017. Upon closing of the transaction, upon termination of the advisory agreement, we determined the economic hurdle required for vesting had been met, and all outstanding Class B units vested and were converted to OP units. As such, we recorded a $24.0 million expense on our consolidated statements of operations as Vesting of Class B Units, which included the $27.6 million vesting of Class B units previously issued for asset management services, and the reclassification of historical distributions on those units to Noncontrolling Interests.

Under the terms of the Third Amended and Restated Agreement of Limited Partnership, OP unit holders may elect to exchange OP units. The Operating Partnership controls the form of the redemption, and may elect to exchange OP units for shares of our common stock, provided that the OP units have been outstanding for at least one year. As the form of redemption for OP units is within our control, the OP units outstanding as of December 31, 2017 and 2016, are classified as Noncontrolling Interests within permanent equity on our consolidated balance sheets. The $9.1 million of cumulative distributions that have been paid on OP units are included in Distributions to Noncontrolling Interests on the consolidated statements of equity.

In September 2017, we entered into an agreement with American Realty Capital II Advisors, LLC (“ARC”) to terminate all remaining contractual and economic relationships between us and ARC. In exchange for a payment of $9.6 million, ARC sold their OP units, unvested Class B Units, and their special limited partnership interests back to us, terminating all fee-sharing arrangements between ARC and PE-NTR. The 417,801 OP unit repurchase was recorded at a value of $4.2 million on the consolidated statements of equity. The $5.4 million value of the unvested Class B units, special limited partnership interests, and value of fee-sharing arrangements is recorded on the consolidated statement of operations.

Below is a summary of our number of outstanding OP units and unvested Class B units as of December 31, 2017 and 2016 (in thousands):

	2017	2016
OP units	44,454	2,785
Class B units(1)	—	2,610
(1)	Upon closing of the PELP transaction, all outstanding Class B units were converted to OP units.

Nonconvertible Noncontrolling Interests—In addition to partnership units of the Operating Partnership, Noncontrolling Interests also includes a 25% ownership share of one of our subsidiaries who provides advisory services, which was not significant to our results.

12.	COMPENSATION

Stock-Based Compensation—We account for our stock-based compensation plan by recognizing compensation expense less estimated forfeitures. Our restricted stock and phantom stock awards vest based upon the completion of a service period (“service-based grants”).

In August 2016, the Board approved restricted stock awards pursuant to our Amended and Restated 2010 Independent Director Stock Plan. The awards are granted to our independent directors and vest based upon the completion of a service period. Holders of restricted stock are entitled to dividend and distribution rights. All regular cash dividends on the awarded shares will be paid directly to the director on the dividend payment date. These awards follow a graded vesting schedule over approximately four years. Expense for awards with graded vesting is recognized under the accelerated recognition method, whereby each vesting is treated as a separate award with expense for each vesting recognized ratably over the requisite service period, and is recorded in Additional Paid-in Capital on our consolidated balance sheets. The awards are valued according to the determined value per share for our common stock at the date of grant.

As part of their compensation plan, employees received phantom stock units under our Amended and Restated 2010 Long Term Incentive Plan. The value of the awards change in direct relation to the change in estimated value per share of our common stock, but the value is only paid in cash rather than in common stock. The phantom stock holders are entitled to receive distributions, which are recorded as expense when declared, but are not entitled to voting rights.

All phantom stock awards were granted to our employees, who were former PELP employees, prior to the PELP transaction and a liability was assumed for these awards on the date of the transaction in the amount of $14.3 million in Accounts Payable and Other Liabilities on the combined balance sheets. Substantially all awards granted by PELP prior to 2016 contained a five-year cliff vesting provision. Beginning in 2016, substantially all phantom stock awards contain a four-year graded vesting provision, with expense being recognized using the straight-line method over the requisite service period. Expense for these awards is recorded in General and Administrative on our consolidated statements of operations.

The following table summarizes our stock-based award activity during the year ended December 31, 2017 (number of units in thousands):

	Number of Restricted Stock Awards	Number of Phantom Stock Units	Weighted- Average Grant- Date Fair Value
Nonvested at December 31, 2016	10	—	$10.20
Granted	10	—	10.20
Vested	(2)	—	10.20
Assumed	—	2,450	10.20
Forfeited	—	(4)	10.20
Nonvested at December 31, 2017	18	2,446	$10.20

The liability for the phantom stock units as of December 31, 2017, was $19.5 million. The expense for stock-based awards during the year ended December 31, 2017, was $3.4 million, which included $1.3 million of expense recorded as a result of the change in our estimated value per share from $10.20 to $11.00. The expense during the year ended December 31, 2016, was immaterial. We had $8.9 million of unrecognized compensation costs related to these awards that we expect to recognize over a weighted average period of approximately two years. Subsequent to December 31, 2017, approximately 0.8 million restricted shares were granted. In addition, there were approximately 0.4 million performance-based restricted shares granted. The total number of performance-based restricted shares that will vest in March 2021 depends on whether certain financial metrics are met during the vesting period.

401(k) Plan—We sponsor a 401(k) plan, which provides benefits for qualified employees. Our match of the employee contributions is discretionary and has a five-year vesting schedule. The cash contribution to the plan for the year ended December 31, 2017, was approximately $154,000. All employees who have attained the age of 21 are eligible the first day of the month following their date of hire. Employees are vested immediately with respect to employee contributions.

13.	EARNINGS PER SHARE

We use the two-class method of computing earnings per share (“EPS”), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

OP units held by limited partners other than us, as well as previously held Class B units prior to the completion of the PELP transaction, are considered to be participating securities because they contain non-forfeitable rights to dividends or dividend equivalents, and have the potential to be exchanged for an equal number of shares of our common stock in accordance with the terms of the Partnership Agreement. Phantom stock units are not considered participating securities, as they are not convertible into common stock. The impact of these Class B and OP units on basic and diluted EPS has been calculated using the two-class method whereby earnings are allocated to the Class B and OP units based on dividends declared and the units’ participation rights in undistributed earnings. The effects of the two-class method on basic and diluted EPS were immaterial to the consolidated financial statements as of December 31, 2017, 2016, and 2015.

Since the OP units are convertible, they were treated as potentially dilutive in the diluted earnings per share computations for the years ended December 31, 2017, 2016, and 2015. There were 2.6 million and 2.1 million unvested Class B units outstanding as of December 31, 2016 and 2015, respectively. As these units were unvested, they were not included in the diluted earnings per share calculation.

The following table provides a reconciliation of the numerator and denominator of the earnings per share calculations for the years ended December 31, 2017, 2016, and 2015 (in thousands, except per share amounts):

	2017	2016	2015
Numerator:
Net (loss) income attributable to stockholders - basic	$(38,391)	$8,932	$13,360
Net (loss) income attributable to convertible OP units(1)	(3,470)	111	201
Net (loss) income - diluted	$(41,861)	$9,043	$13,561
Denominator:
Weighted-average shares - basic	183,784	183,876	183,678
Conversion of OP units(1)	12,713	2,785	2,716
Effect of dilutive restricted stock awards	—	4	—
Adjusted weighted-average shares - diluted	196,497	186,665	186,394
Earnings per common share:
Basic and diluted	$(0.21)	$0.05	$0.07
(1)	OP units include units previously issued for asset management services provided under our former advisory agreement (see Note 15), as well as units issued as part of the PELP transaction (see Note 3), all of which are convertible into common shares. The Operating Partnership loss attributable to these OP units, which is included as a component of Net Loss (Income) Attributable to Noncontrolling Interests on the consolidated statements of operations, has been added back in the numerator because these OP units were included in the denominator for all years presented.

As of December 31, 2017, 17,200 restricted stock awards were outstanding. These securities were anti-dilutive and, as a result, were excluded from the weighted-average common shares used to calculate diluted EPS.

14.	RELATED PARTY REVENUE

Fee revenues from our Investment Management segment are earned from the Managed Funds. We provide services to the Managed Funds, including asset acquisition and disposition decisions, asset management, operating and leasing of properties, construction management, and other general and administrative responsibilities. Services are currently provided under either advisory agreements or master property management and master services agreements (“Management Agreements”). Advisory agreements have a duration of one year and are renewed annually at the discretion of the respective boards of directors. Management Agreements have no defined term, but can be canceled by either party upon 30 days’ notice.

Summarized below are the fees earned by and the expenses reimbursable to us from the related party Managed Funds during the year ended December 31, 2017, all of which were earned following the PELP transaction (in thousands):

	REIT II	REIT III	NRP	Other Parties	Total
Advisory Agreements Revenue:
Acquisition fees	$218	$519	$—	$—	$737
Asset management fees	2,878	59	105	49	3,091
Due diligence reimbursements	142	72	—	—	214
Total advisory revenue	$3,238	$650	$105	$49	$4,042

Management Agreements Revenue:
Property management fees	$1,518	$15	$230	$27	$1,790
Leasing commissions	782	15	196	16	1,009
Construction management fees	365	4	36	7	412
Other property management fees and reimbursements	339	69	65	77	550
Total property management revenue	$3,004	$103	$527	$127	$3,761

Other Revenue:
Insurance premiums	$206	$—	$—	$—	$206

Advisory Agreements—Under our advisory agreements, we earn revenue for managing day-to-day activities and implementing the investment strategy for the Managed Funds. The following tables summarize our fee structure for each of the related party Managed Funds.

Acquisition Fee

Fund	Rate	Payable	Description
REIT II	0.85%	In cash upon completion	Rate is based on contract purchase price, including acquisition expenses and any debt.

REIT III	2.0%	In cash upon completion	Rate is based on contract purchase price, including acquisition expenses and any debt.

During the public offering period for REIT III, we will receive an additional contingent advisor payment of 2.15% of the contract purchase price of each property or other real estate investment they acquire.

Disposition fee

Fund	Rate	Payable	Description
REIT II	1.7%, or up to 3.0%	In cash upon completion	Rate is lesser of 1.7% of contract sales price or one-half of the total commissions paid if a non-affiliated broker is also involved in the sale, not to exceed a competitive rate or 6%.

REIT III	2.0% or up to 3.0%	In cash upon completion	Rate is lesser of 2% of contract sales price or one-half of the total commissions paid if a non-affiliated broker is also involved in the sale, not to exceed a competitive rate or 6%.

Asset Management Fee and Subordinated Participation

Fund	Rate	Payable	Description
REIT II	0.85%	80% in cash and 20% in Class B units, paid monthly
One-twelfth of the rate is paid out monthly in cash based on asset cost as of the last day of the preceding month. One-quarter of the rate is paid out quarterly in Class B units based on the lower of the cost of assets or the applicable quarterly NAV, divided by the per share NAV.

REIT III	1.0%	Monthly in cash, partnership units, or common stock at our election	One-twelfth of the rate is paid out monthly based on asset cost as of the last day of the preceding month.

NRP	0.5%, or up to 1.0%	Monthly
An amount of one-twelfth of 0.5% of the aggregate capital contributions as of the first day of the quarterly period. Once an aggregate amount of the asset management fees received reaches $918K, the monthly amount is equal to one-twelfth of 1.0% of the invested equity.

Management Agreements—Under our Management Agreements, we earn revenues for managing day-to-day activities at the properties of the Managed Funds. As property manager, we are to provide services including accounting, finance, and operations for which we receive a distinct fee based on a set percentage of gross cash receipts each month. Under the Management Agreements, we also serve as a leasing agent to the Managed Funds. For each new lease, lease renewal, and expansion, we receive a leasing commission. Leasing commissions are recognized as lease deals occur and are dependent on the terms of the lease. We assist in overseeing the construction of various improvements for Managed Funds, for which we receive a distinct fee based on a set percentage of total project cost calculated upon completion of construction. Because both parties in these contracts can cancel upon 30 days’ notice without penalties, their term is considered month-to-month.

The Management Agreements have terms as follows:

Fee	Rate	Payable	Description
Property Management	4.0%	In cash, monthly	Rate is applied to monthly cash receipts at a given property.

Leasing Commissions	various	In cash upon completion	An amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location.

Construction Management	various	In cash upon completion	An amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.

Investment in Affiliates—As part of the PELP transaction we acquired interests in REIT II and REIT III. We account for our investment in REIT II as an available-for-sale security, and we account for our investment in REIT III under the equity method. As of December 31, 2017, our investment in affiliates totaled approximately $202,000 and $700,000 in REIT II and REIT III, respectively.

Related Party Receivables—Summarized below is the detail of our outstanding receivable balance from related parties as of December 31, 2017 (in thousands):

2017
REIT II and other related parties	$1,551
REIT III	4,551
Total	$6,102

Organizational and Offering Costs—Under the terms of the advisory agreement, we have incurred organizational and offering costs related to REIT III, all of which is recorded in Accounts Receivable - Affiliates on the consolidated balance sheets. Since REIT III’s initial public offering has not commenced, we have only charged REIT III organizational and offering costs related to its private placement, which was approximately $2.0 million as of December 31, 2017. The receivable amount of $4.6 million includes $3.9 million incurred by PELP, which was included as an assumed receivable in the net assets acquired as part of the PELP transaction.

15.	RELATED PARTY EXPENSE

Economic Dependency—Prior to the completion of the PELP transaction, we were dependent on PE-NTR, Phillips Edison & Company Ltd. (the “Property Manager”), and their respective affiliates for certain services that were essential to us, including asset acquisition and disposition decisions, asset management, operating and leasing of our properties, and other general and administrative responsibilities. Upon closing of the transaction on October 4, 2017, we now have an internalized management structure and our relationship with PE-NTR and the Property Manager was acquired.

Advisory Agreement—PE-NTR and ARC were entitled to specified fees and expenditure reimbursements for certain services, including managing our day-to-day activities and implementing our investment strategy under advisory agreements. On September 1, 2017, in connection with the termination of ARC’s and PE-NTR’s fee-sharing arrangements (see Note 11), we entered into an amended advisory agreement (the “PE-NTR Agreement”). Under the PE-NTR Agreement, all fees payable to PE-NTR were decreased by 15%. Other than the foregoing, there were no material changes in the PE-NTR Agreement. Upon closing of the PELP transaction on October 4, 2017, the PE-NTR Agreement was terminated. As a result, we will no longer pay the fees listed below and had no outstanding unpaid amounts related to those fees as of December 31, 2017.

Asset Management Fee and Subordinated Participation

Date	Rate	Payable	Description
January 1, 2015 through September 30, 2015	1.00%	80% in Class B units; 20% in cash
One-twelfth of the rate was paid out monthly in cash based on asset cost as of the last day of the preceding month. One-quarter of the rate was paid out quarterly in Class B units based on the lower of the cost of assets or the applicable quarterly NAV, divided by the per share NAV.

October 1, 2015 through August 31, 2017	1.00%	80% in cash; 20% in Class B units
One-twelfth of the rate was paid out monthly in cash based on asset cost as of the last day of the preceding month. One-quarter of the rate was paid out quarterly in Class B units based on the lower of the cost of assets or the applicable quarterly NAV, divided by the per share NAV.

September 1, 2017 through September 19, 2017	0.85%	80% in cash; 20% in Class B units
One-twelfth of the rate was paid out monthly in cash based on asset cost as of the last day of the preceding month. One-quarter of the rate was paid out quarterly in Class B units based on the lower of the cost of assets or the applicable quarterly NAV, divided by the per share NAV.

September 20, 2017 through October 4, 2017	0.85%	100% in cash	One-twelfth of the rate was paid out monthly in cash based on asset cost as of the last day of the preceding month.

The Class B units we issued for asset management services (and OP units converted from previously issued and vested Class B units) are entitled to receive distributions at the same rate as is paid to common stockholders. On September 1, 2017, pursuant to the PE-NTR Agreement, we redeemed all outstanding Class B units and OP units owned by ARC.

Upon closing of the PELP transaction on October 4, 2017, the 2.7 million outstanding Class B units vested as a result of meeting the required economic hurdle, and were converted to OP units. As such, as of December 31, 2017, we had no Class B units outstanding. As of December 31, 2016, we had 2.6 million Class B units outstanding that had been issued for asset management services.

Other Advisory Fees and Reimbursements Paid in Cash

Fee Type	Date	Rate	Description
Acquisition fee	January 1, 2015 through August 31, 2017 September 1, 2017 through October 4, 2017	1.00%	Equal to the product of (x) the rate by (y) the cost of investments we acquired or originated, including any debt attributable to such investments.
		0.85%

Acquisition expenses	January 1, 2015 through October 4, 2017	N/A	Reimbursements for direct expenses incurred related to selecting, evaluating, and acquiring assets on our behalf, including certain personnel costs.
Disposition Fee	January 1, 2015 through August 31, 2017 September 1, 2017 through October 4, 2017	2.00%	Fee paid for substantial assistance, as determined by the conflicts committee of our Board, in connection with the sale of properties or other investments.
		1.70%

Financing Fee	January 1, 2015 through August 31, 2015	0.75%	Fee paid on all amounts made available under any loan or line of credit.

General and Administrative Expenses—As of December 31, 2016, we owed PE-NTR approximately $43,000 for general and administrative expenses paid on our behalf.

Summarized below are the fees earned by and the expenses reimbursable to PE-NTR and ARC for the years ended December 31, 2017, 2016, and 2015. This table includes any related amounts unpaid as of December 31, 2016, except for unpaid general and administrative expenses, which we disclose above (in thousands):

	For the Year Ended December 31,			Unpaid as of December 31,
	2017	2016	2015	2016
Acquisition fees(1)	$1,344	$2,342	$1,247	$—
Acquisition expenses(1)	583	464	208	29
Asset management fees(2)	15,573	19,239	4,601	1,687
OP units distribution(3)	1,373	1,866	1,820	158
Class B unit distribution(4)	1,409	1,576	625	148
Financing fees	—	—	3,228	—
Disposition fees(5)	19	745	47	—
Total	$20,301	$26,232	$11,776	$2,022
(1)	Prior to January 1, 2017, acquisition and due diligence fees were recorded on our consolidated statements of operations. The majority of these costs are now capitalized and allocated to the related investment in real estate assets on the consolidated balance sheets based on the acquisition-date fair values of the respective assets and liabilities acquired.
(2)	Asset management fees are presented in General and Administrative on the consolidated statements of operations.
(3)	The distributions paid to OP unit holders represent amounts paid prior to the PELP transaction. Subsequent to that date, our relationship with PE-NTR was acquired. Distributions are presented as Distributions to Noncontrolling Interests on the consolidated statements of equity.
(4)	The distributions paid to holders of unvested Class B units are presented in General and Administrative on the consolidated statements of operations and exclude the reclassification of prior distributions to Noncontrolling Interests on our consolidated statements of operations.
(5)	Disposition fees are presented as Other Income, Net on the consolidated statements of operations.

Property Management Agreement—Prior to the completion of the PELP transaction, all of our real properties were managed and leased by the Property Manager, which was wholly-owned by PELP. The Property Manager also managed real properties owned by Phillips Edison affiliates and other third parties. Upon closing of the transaction on October 4, 2017, our agreement with the Property Manager was terminated. As a result, we will no longer pay the fees listed below and had no outstanding unpaid amounts related to those fees as of December 31, 2017.

Property Manager Fees and Reimbursements Paid in Cash

Fee Type	Rate	Description
Property Management	4.00%	Equal to the product of (x) the monthly gross cash receipts from the properties managed by (y) the rate.

Leasing Commissions	Market Rate	Paid for leasing services rendered with respect to a particular property, primarily if a tenant exercised an option to extend an existing lease.

Construction Management	Market Rate	Paid for construction management services rendered with respect to a particular property.

Other Expenses and Reimbursements	N/A
Costs and expenses incurred by the Property Manager on our behalf, including employee compensation, legal, travel, and other out-of-pocket expenses that were directly related to the management of specific properties and corporate matters, as well as fees and expenses of third-party accountants.

Summarized below are the fees earned by and the expenses reimbursable to the Property Manager for the years ended December 31, 2017, 2016, and 2015, and any related amounts unpaid as of December 31, 2017 and 2016 (in thousands):

	For the Year Ended December 31,			Unpaid as of December 31,
	2017	2016	2015	2016
Property management fees(1)	$8,360	$9,929	$9,108	$840
Leasing commissions(2)	6,670	7,701	7,316	705
Construction management fees(2)	1,367	1,127	1,117	165
Other fees and reimbursements(3)	6,234	5,627	5,533	796
Total	$22,631	$24,384	$23,074	$2,506
(1)	The property management fees are included in Property Operating on the consolidated statements of operations.
(2)	Leasing commissions paid for leases with terms less than one year are expensed immediately and included in Depreciation and Amortization on the consolidated statements of operations. Leasing commissions paid for leases with terms greater than one year, and construction management fees, are capitalized and amortized over the life of the related leases or assets.

(3)	Other fees and reimbursements are included in Property Operating, General and Administrative, and Transaction Expenses on the consolidated statements of operations based on the nature of the expense.

Other Related Party Matters—Under the terms of the advisory agreement, we have incurred organizational and offering costs related to REIT III. A portion of those costs were incurred by Griffin Capital Corporation (“Griffin sponsor”), a co-sponsor of REIT III. The Griffin sponsor owns a 25% interest and we own a 75% interest in the REIT III Advisor. As such, $1.4 million of the receivable we have from REIT III is reimbursable to the Griffin sponsor and is recorded in Accounts Payable - Affiliates on the consolidated balance sheets.

Upon completion of the PELP transaction, we assumed PELP’s obligation as the limited guarantor for up to $200 million, capped at $50 million in most instances, of NRP’s debt. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor.

16.	OPERATING LEASES

The terms and expirations of our operating leases with our tenants vary. The lease agreements frequently contain options to extend the terms of leases and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

Approximate future rental income to be received under noncancelable operating leases in effect as of December 31, 2017, assuming no new or renegotiated leases or option extensions on lease agreements, is as follows (in thousands):

Year	Amount
2018	$270,880
2019	242,613
2020	212,708
2021	178,096
2022	145,745
2023 and thereafter	429,545
Total	$1,479,587

No single tenant comprised 10% or more of our aggregate annualized base rent as of December 31, 2017. As of December 31, 2017, our real estate investments in Florida represented 12.8% of our ABR. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse economic or weather developments in the Florida real estate market.

17.	FAIR VALUE MEASUREMENTS

The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

Mortgages and Loans Payable—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.

The following is a summary of borrowings as of December 31, 2017 and 2016 (in thousands):

	2017	2016
Fair value	$1,765,151	$1,056,990
Recorded value(1)	1,823,040	1,065,180
(1)	Recorded value does not include net deferred financing costs of $16.0 million and $9.0 million as of December 31, 2017 and 2016, respectively.

Recurring Fair Value Measurements

Our earn-out liability and interest rate swaps are measured and recognized at fair value on a recurring basis. The fair value measurements of those assets and liabilities as of December 31, 2017 and 2016, were as follows (in thousands):

	2017			2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Interest rate swaps-term loans(1)	$—	$16,496	$—	$—	$11,916	$—
Interest rate swap-mortgage note(1)	—	(61)	—	—	(262)	—
Earn-out liability	—	—	(38,000)	—	—	—
(1)	We record derivative assets in Other Assets, Net and derivative liabilities in Accounts Payable and Other Liabilities on our consolidated balance sheets.

Earn-out—The terms of the PELP transaction include an earn-out structure with an opportunity for up to an additional 12.5 million OP units to be issued to PELP as additional consideration if certain milestones are achieved. The milestones are related to a liquidity event for our shareholders and fundraising targets in REIT III, of which PELP was a co-sponsor.

We estimate the fair value of this liability using weighted-average probabilities of likely outcomes. These estimates require us to make various assumptions about future share prices, timing of liquidity events, equity raise projections, and other items that are unobservable and are considered Level 3 inputs in the fair value hierarchy. In calculating the fair value of this liability, we have determined that the range of potential outcomes still includes a possibility of no additional OP units issued as well as the maximum 12.5 million units being issued. As of December 31, 2017, the fair value of this liability was estimated to be $38 million.

Derivative Instruments—As of December 31, 2017 and 2016, we had interest rate swaps that fixed LIBOR on portions of our unsecured term loan facilities. For a more detailed discussion of these cash flow hedges, see Note 8. As of December 31, 2017 and 2016, we were also party to an interest rate swap that fixed the variable interest rate on $10.7 million and $11.0 million, respectively, of one of our mortgage notes. The change in fair value of this instrument is recorded in Other Income, Net on the consolidated statements of operations and was not material for the years ended December 31, 2017 and 2016.

All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of ASC 820, Fair Value Measurement, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2017 and 2016, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

18.	SEGMENT INFORMATION

As of December 31, 2017, we operated through two business segments: Owned Real Estate and Investment Management. Prior to the completion of the PELP transaction on October 4, 2017, we only operated through the Owned Real Estate segment. As a result, we did not report any segment disclosures for the years ended December 31, 2016 and 2015. We generate revenues and segment profit from our segments as follows:

•	Owned Real Estate: Our business objective is to own and operate well-occupied grocery-anchored shopping centers that generate cash flows to support distributions to our shareholders with the potential for capital appreciation. We typically invest in neighborhood shopping centers (generally containing less than 125,000 leasable square feet) located in attractive demographic markets throughout the United States where our management believes our fully integrated operating platform can add value. Through this segment, we own a diversified portfolio of shopping centers subject to long-term net leases with creditworthy tenants in the grocery, retail, restaurant, and service industries. As of December 31, 2017, we owned 236 properties.

•	Investment Management: Through this segment, we are responsible for managing the day-to-day affairs of the Managed Funds, identifying and making acquisitions and investments on their behalf, maintaining and operating their real properties, and recommending to the respective boards of directors an approach for providing investors of the Managed Funds with liquidity. We generate revenues by providing asset management and property management services, in addition to revenues from leasing, acquisition, construction, and disposition services (see Note 14).

Our chief operating decision makers rely primarily on segment profit and similar measures to make decisions regarding allocating resources and assessing segment performance. We allocate certain operating expenses, such as employee related costs and benefits, to our segments. Items not directly attributable to our Owned Real Estate or Investment Management segments are allocated to corporate general and administrative expenses, which is a reconciling item. The table below compares segment profit for each of our operating segments and reconciles total segment profit to Net Loss for the year ended December 31, 2017 (in thousands):

	2017
	Owned Real Estate	Investment Management	Total
Total revenues	$303,410	$8,133	$311,543
Property operating expenses	(50,328)	(3,496)	(53,824)
Real estate tax expenses	(43,247)	(209)	(43,456)
General and administrative expenses	(3,403)	(2,875)	(6,278)
Segment profit	$206,432	$1,553	207,985
Corporate general and administrative expenses			(30,070)
Vesting of Class B units for asset management services			(24,037)
Termination of affiliate arrangements			(5,454)
Depreciation and amortization			(130,671)
Interest expense, net			(45,661)
Acquisition expenses			(530)
Transaction expenses			(15,713)
Other income, net			2,433
Net loss			$(41,718)

The table below summarizes the total assets and capital expenditures for each of our operating segments as of December 31, 2017 (in thousands):

2017
Assets:
Owned Real Estate	$3,388,080
Investment Management	90,236
Total segment assets	3,478,316
Reconciling items:
Cash and cash equivalents	5,716
Restricted cash	21,729
Corporate headquarters and other assets	20,321
Total assets	$3,526,082

Capital Expenditures:
Owned Real Estate	$41,009
Investment Management	1,137
Total capital expenditures	$42,146

19.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2017 and 2016. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information.

	2017
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter(2)
Total revenue	$68,303	$69,851	$70,624	$102,765
Net income (loss) attributable to stockholders	1,106	(1,193)	(8,232)	(30,072)
Net income (loss) per share - basic and diluted	0.01	(0.01)	(0.04)	(0.17)
(1)	The net loss in the third quarter was primarily due to expenses related to the PELP transaction and the termination of our relationship with ARC.
(2)	The increases in revenue and net loss in the fourth quarter were primarily associated with the PELP transaction.
	2016
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$63,082	$63,053	$65,270	$66,325
Net income attributable to stockholders	2,219	560	2,464	3,689
Net income per share - basic and diluted	0.01	0.00	0.01	0.02
20.	SUBSEQUENT EVENTS

Distributions—Distributions paid to stockholders and OP unit holders of record subsequent to December 31, 2017, were as follows (in thousands):

Month	Date of Record	Distribution Rate	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
December	12/1/2017 - 12/31/2017	$0.00183562	1/2/2018	$13,017	$4,354	$8,663
January	1/16/2018	$0.05583344	2/1/2018	12,789	4,228	8,561
February	2/15/2018	$0.05583344	3/1/2018	12,807	4,186	8,621

In February 2018 our Board authorized distributions for March, April, and May 2018 to the stockholders of record at the close of business on March 15, 2018, April 16, 2018, and May 15, 2018, respectively, equal to a monthly amount of $0.05583344 per share of common stock. OP unit holders will receive distributions at the same rate as common stockholders.

Beginning January 1, 2018, we pay distributions to stockholders and OP unit holders based on monthly record dates. We expect to pay these distributions on the first business day after the end of each month. The 2018 monthly distribution rate is currently at the same annual distribution rate as 2017.

Acquisitions—Subsequent to December 31, 2017, we executed the following asset acquisition (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Square Footage	Leased % of Rentable Square Feet at Acquisition
Shoppes of Lake Village	Leesburg, FL	Publix	2/26/2018	$8,400	135,437	71.3%

Grocer Bankruptcy—On March 21, 2018, Southeastern Grocers, the parent company of Winn Dixie and Bi-Lo, filed for bankruptcy. We have eight grocery stores operated by subsidiaries of Southeastern Grocers in our portfolio. We do not expect this bankruptcy to have a material impact on our consolidated financial statements.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2017
(in thousands)

			Initial Cost(1)		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period(2)(3)
Property Name	City, State	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Lakeside Plaza	Salem, VA	$—	$3,344	$5,247	$254	$3,398	$5,447	$8,845	$2,079	1988	12/10/2010
Snow View Plaza	Parma, OH	—	4,104	6,432	467	4,293	6,710	11,003	2,923	1981/2008	12/15/2010
St. Charles Plaza	Haines City, FL	—	4,090	4,399	212	4,105	4,596	8,701	2,093	2007	6/10/2011
Centerpoint	Easley, SC	—	2,404	4,361	960	2,749	4,976	7,725	1,680	2002	10/14/2011
Southampton Village	Tyrone, GA	—	2,670	5,176	901	2,826	5,921	8,747	1,917	2003	10/14/2011
Burwood Village Center	Glen Burnie, MD	—	5,447	10,167	356	5,584	10,386	15,970	3,623	1971	11/9/2011
Cureton Town Center	Waxhaw, NC	—	5,896	6,197	974	5,655	7,412	13,067	2,729	2006	12/29/2011
Tramway Crossing	Sanford, NC	—	2,016	3,070	639	2,314	3,411	5,725	1,373	1996/2000	2/23/2012
Westin Centre	Fayetteville, NC	—	2,190	3,499	555	2,438	3,806	6,244	1,463	1996/1999	2/23/2012
The Village at Glynn Place	Brunswick, GA	—	5,202	6,095	388	5,268	6,417	11,685	2,994	1996	4/27/2012
Meadowthorpe Shopping Center	Lexington, KY	—	4,093	4,185	492	4,380	4,390	8,770	1,692	1989/2008	5/9/2012
New Windsor Marketplace	Windsor, CO	—	3,867	1,329	443	4,038	1,601	5,639	837	2003	5/9/2012
Vine Street Square	Kissimmee, FL	—	7,049	5,618	368	7,076	5,959	13,035	2,355	1996/2011	6/4/2012
Northtowne Square	Gibsonia, PA	—	2,844	7,210	598	3,330	7,322	10,652	3,047	1993	6/19/2012
Brentwood Commons	Bensenville, IL	—	6,106	8,025	886	6,145	8,872	15,017	2,693	1981/2001	7/5/2012
Sidney Towne Center	Sidney, OH	—	1,430	3,802	1,193	1,953	4,472	6,425	1,752	1981/2007	8/2/2012
Broadway Plaza	Tucson, AZ	6,198	4,979	7,169	1,008	5,433	7,723	13,156	2,660	1982-1995	8/13/2012
Richmond Plaza	Augusta, GA	—	7,157	11,244	1,357	7,433	12,325	19,758	4,010	1980/2009	8/30/2012
Publix at Northridge	Sarasota, FL	—	5,671	5,632	350	5,753	5,900	11,653	1,845	2003	8/30/2012
Baker Hill Center	Glen Ellyn, IL	—	7,068	13,737	1,240	7,229	14,816	22,045	3,957	1998	9/6/2012
New Prague Commons	New Prague, MN	—	3,248	6,605	146	3,360	6,639	9,999	1,858	2008	10/12/2012
Brook Park Plaza	Brook Park, OH	947	2,545	7,594	548	2,737	7,950	10,687	2,389	2001	10/23/2012
Heron Creek Towne Center	North Port, FL	—	4,062	4,082	168	4,102	4,210	8,312	1,388	2001	12/17/2012
Quartz Hill Towne Centre	Lancaster, CA	—	6,352	13,529	301	6,482	13,700	20,182	3,385	1991/2012	12/26/2012
Hilfiker Square	Salem, OR	—	2,455	4,750	50	2,498	4,757	7,255	1,089	1984/2011	12/28/2012
Village One Plaza	Modesto, CA	—	5,166	18,752	486	5,223	19,181	24,404	3,896	2007	12/28/2012
Butler Creek	Acworth, GA	—	3,925	6,129	929	4,251	6,732	10,983	1,889	1989	1/15/2013
Fairview Oaks	Ellenwood, GA	—	3,563	5,266	274	3,714	5,389	9,103	1,503	1996	1/15/2013
Grassland Crossing	Alpharetta, GA	—	3,680	5,791	687	3,790	6,368	10,158	1,794	1996	1/15/2013
Hamilton Ridge	Buford, GA	—	4,054	7,168	534	4,163	7,593	11,756	2,047	2002	1/15/2013
Mableton Crossing	Mableton, GA	—	4,426	6,413	932	4,591	7,180	11,771	1,927	1997	1/15/2013
The Shops at Westridge	McDonough, GA	—	2,788	3,901	461	2,807	4,343	7,150	1,239	2006	1/15/2013
Fairlawn Town Centre	Fairlawn, OH	—	10,397	29,005	2,042	10,928	30,516	41,444	8,232	1962/1996	1/30/2013
Macland Pointe	Marietta, GA	—	3,450	5,364	825	3,720	5,919	9,639	1,712	1992	2/13/2013
Murray Landing	Irmo, SC	—	2,927	6,856	1,339	3,160	7,962	11,122	1,730	2003	3/21/2013
Vineyard Center	Tallahassee, FL	—	2,761	4,221	276	2,817	4,441	7,258	1,126	2002	3/21/2013
Kleinwood Center	Spring, TX	—	11,477	18,954	848	11,593	19,686	31,279	4,763	2003	3/21/2013
Lutz Lake Crossing	Lutz, FL	—	2,636	6,601	314	2,719	6,832	9,551	1,483	2002	4/4/2013
Publix at Seven Hills	Spring Hill, FL	—	2,171	5,642	560	2,407	5,966	8,373	1,360	1991/2006	4/4/2013
Hartville Centre	Hartville, OH	—	2,069	3,692	1,335	2,383	4,713	7,096	1,167	1988/2008	4/23/2013
Sunset Center	Corvallis, OR	—	7,933	14,939	647	7,998	15,521	23,519	3,357	1998/2000	5/31/2013
Savage Town Square	Savage, MN	—	4,106	9,409	227	4,230	9,512	13,742	2,144	2003	6/19/2013
Northcross	Austin, TX	—	30,725	25,627	900	30,913	26,339	57,252	5,691	1975/2006/ 2010	6/24/2013
Glenwood Crossing	Kenosha, WI	—	1,872	9,914	419	1,938	10,267	12,205	1,906	1992	6/27/2013
Pavilions at San Mateo	Albuquerque, NM	—	6,471	18,725	754	6,649	19,301	25,950	3,886	1997	6/27/2013
Shiloh Square	Kennesaw, GA	—	4,685	8,728	1,094	4,804	9,703	14,507	2,025	1996/2003	6/27/2013
Boronda Plaza	Salinas, CA	—	9,027	11,870	424	9,128	12,193	21,321	2,430	2003/2006	7/3/2013
Westwoods Shopping Center	Arvada, CO	—	3,706	11,115	379	3,946	11,254	15,200	2,287	2003	8/8/2013
Paradise Crossing	Lithia Springs, GA	—	2,204	6,064	574	2,360	6,482	8,842	1,341	2000	8/13/2013
Contra Loma Plaza	Antioch, CA	—	2,846	3,926	1,483	3,430	4,825	8,255	881	1989	8/19/2013
South Oaks Plaza	St. Louis, MO	—	1,938	6,634	363	2,020	6,915	8,935	1,338	1969/1987	8/21/2013
Yorktown Centre	Erie, PA	—	3,736	15,395	1,136	3,988	16,279	20,267	3,788	1989/2013	8/30/2013
Stockbridge Commons	Fort Mill, SC	—	4,818	9,281	427	4,910	9,616	14,526	2,015	2003/2012	9/3/2013
Dyer Crossing	Dyer, IN	9,810	6,017	10,214	359	6,148	10,442	16,590	2,178	2004/2005	9/4/2013
East Burnside Plaza	Portland, OR	—	2,484	5,422	83	2,554	5,435	7,989	884	1955/1999	9/12/2013
Red Maple Village	Tracy, CA	—	9,250	19,466	288	9,384	19,620	29,004	3,256	2009	9/18/2013
Crystal Beach Plaza	Palm Harbor, FL	—	2,335	7,918	423	2,400	8,276	10,676	1,553	2010	9/25/2013
CitiCentre Plaza	Carroll, IA	—	770	2,530	251	982	2,569	3,551	605	1991/1995	10/2/2013
Duck Creek Plaza	Bettendorf, IA	—	4,611	13,007	991	5,102	13,507	18,609	2,613	2005/2006	10/8/2013
Cahill Plaza	Inver Grove Heights, MN	—	2,587	5,113	560	2,876	5,384	8,260	1,110	1995	10/9/2013
Pioneer Plaza	Springfield, OR	—	4,948	5,680	456	5,117	5,967	11,084	1,275	1989/2008	10/18/2013
Fresh Market	Normal, IL	—	4,459	17,773	443	4,746	17,929	22,675	2,106	2002	10/22/2013
Courthouse Marketplace	Virginia Beach, VA	—	6,131	8,061	846	6,388	8,650	15,038	1,671	2005	10/25/2013
Hastings Marketplace	Hastings, MN	—	3,980	10,044	273	4,118	10,179	14,297	2,012	2002	11/6/2013
Shoppes of Paradise Lakes	Miami, FL	5,484	5,811	6,019	411	6,037	6,204	12,241	1,409	1999	11/7/2013
Coquina Plaza	Davie, FL	6,715	9,458	11,770	406	9,512	12,122	21,634	2,262	1998	11/7/2013
Butler’s Crossing	Watkinsville, GA	—	1,338	6,682	783	1,395	7,408	8,803	1,422	1997	11/7/2013
Lakewood Plaza	Spring Hill, FL	—	4,495	10,028	655	4,534	10,644	15,178	2,306	1993/1997	11/7/2013

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2017
(in thousands)

			Initial Cost(1)		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period(2)(3)
Property Name	City, State	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Collington Plaza	Bowie, MD	—	12,207	15,142	540	12,379	15,510	27,889	2,744	1996	11/21/2013
Golden Town Center	Golden, CO	—	7,066	10,166	1,265	7,305	11,192	18,497	2,239	1993/2003	11/22/2013
Northstar Marketplace	Ramsey, MN	—	2,810	9,204	482	2,848	9,648	12,496	1,921	2004	11/27/2013
Bear Creek Plaza	Petoskey, MI	—	5,677	17,611	115	5,737	17,666	23,403	3,398	1998/2009	12/19/2013
Flag City Station	Findlay, OH	—	4,685	9,630	411	4,775	9,951	14,726	2,119	1992	12/19/2013
Southern Hills Crossing	Moraine, OH	—	778	1,481	53	801	1,511	2,312	357	2002	12/19/2013
Sulphur Grove	Huber Heights, OH	—	553	2,142	129	605	2,219	2,824	399	2004	12/19/2013
East Side Square	Springfield, OH	—	394	963	64	407	1,014	1,421	236	2007	12/19/2013
Hoke Crossing	Clayton, OH	—	481	1,059	220	509	1,251	1,760	239	2006	12/19/2013
Town & Country Shopping Center	Noblesville, IN	—	7,360	16,269	266	7,371	16,524	23,895	3,474	1998	12/19/2013
Sterling Pointe Center	Lincoln, CA	—	7,038	20,822	1,101	7,255	21,706	28,961	3,373	2004	12/20/2013
Southgate Shopping Center	Des Moines, IA	—	2,434	8,357	623	2,760	8,654	11,414	1,729	1972/2013	12/20/2013
Arcadia Plaza	Phoenix, AZ	—	5,774	6,904	494	5,901	7,271	13,172	1,400	1980	12/30/2013
Stop & Shop Plaza	Enfield, CT	12,385	8,892	15,028	793	9,202	15,511	24,713	2,939	1988	12/30/2013
Fairacres Shopping Center	Oshkosh, WI	—	3,542	5,190	395	3,776	5,351	9,127	1,303	1992/2013	1/21/2014
Savoy Plaza	Savoy, IL	—	4,304	10,895	448	4,373	11,274	15,647	2,264	1999/2007	1/31/2014
The Shops of Uptown	Park Ridge, IL	—	7,744	16,884	537	7,857	17,308	25,165	2,700	2006	2/25/2014
Chapel Hill North	Chapel Hill, NC	7,196	4,776	10,190	783	5,009	10,740	15,749	2,034	1998	2/28/2014
Winchester Gateway	Winchester, VA	—	9,342	23,468	1,659	9,548	24,921	34,469	4,037	2006	3/5/2014
Stonewall Plaza	Winchester, VA	—	7,929	16,642	605	7,954	17,222	25,176	2,911	2007	3/5/2014
Coppell Market Center	Coppell, TX	12,359	4,869	12,237	89	4,917	12,278	17,195	2,038	2008	3/5/2014
Harrison Pointe	Cary, NC	—	10,006	11,208	422	10,155	11,481	21,636	2,718	2002	3/11/2014
Town Fair Center	Louisville, KY	—	8,108	14,411	2,712	8,339	16,892	25,231	3,162	1988/1994	3/12/2014
Villages at Eagles Landing	Stockbridge, GA	2,096	2,824	5,515	538	2,940	5,937	8,877	1,311	1995	3/13/2014
Towne Centre at Wesley Chapel	Wesley Chapel, FL	—	2,465	5,554	201	2,574	5,646	8,220	1,063	2000	3/14/2014
Dean Taylor Crossing	Suwanee, GA	—	3,903	8,192	181	3,995	8,281	12,276	1,707	2000	3/14/2014
Champions Gate Village	Davenport, FL	—	1,813	6,060	211	1,880	6,204	8,084	1,225	2001	3/14/2014
Goolsby Pointe	Riverview, FL	—	4,131	5,341	284	4,169	5,587	9,756	1,183	2000	3/14/2014
Statler Square	Staunton, VA	7,636	4,108	9,072	743	4,523	9,400	13,923	1,827	1989	3/21/2014
Burbank Plaza	Burbank, IL	—	2,971	4,546	3,110	3,477	7,150	10,627	1,153	1972/1995	3/25/2014
Hamilton Village	Chattanooga, TN	—	11,691	18,968	1,508	12,234	19,933	32,167	3,956	1989	4/3/2014
Waynesboro Plaza	Waynesboro, VA	—	5,597	8,334	102	5,642	8,391	14,033	1,593	2005	4/30/2014
Southwest Marketplace	Las Vegas, NV	—	16,019	11,270	2,064	16,080	13,273	29,353	2,336	2008	5/5/2014
Hampton Village	Taylors, SC	—	5,456	7,254	2,580	5,741	9,549	15,290	1,776	1959/1998	5/21/2014
Central Station	Louisville, KY	—	6,144	6,931	1,451	6,380	8,146	14,526	1,446	2005/2007	5/23/2014
Kirkwood Market Place	Houston, TX	—	5,786	9,697	392	5,897	9,978	15,875	1,607	1979/2008	5/23/2014
Fairview Plaza	New Cumberland, PA	—	2,787	8,500	186	2,879	8,594	11,473	1,343	1992/1999	5/27/2014
Broadway Promenade	Sarasota, FL	—	3,832	6,795	176	3,863	6,940	10,803	1,067	2007	5/28/2014
Townfair Shopping Center	Indiana, PA	14,142	7,007	13,233	1,049	7,190	14,099	21,289	2,421	1995/2010	5/29/2014
Deerwood Lake Commons	Jacksonville, FL	—	2,198	8,878	431	2,290	9,217	11,507	1,400	2003	5/30/2014
Heath Brook Commons	Ocala, FL	—	3,470	8,353	340	3,528	8,635	12,163	1,399	2002	5/30/2014
Park View Square	Miramar, FL	—	5,701	9,303	415	5,737	9,682	15,419	1,547	2003	5/30/2014
St. Johns Commons	Jacksonville, FL	—	1,599	10,387	553	1,731	10,808	12,539	1,620	2003	5/30/2014
West Creek Commons	Coconut Creek, FL	6,079	7,404	12,710	590	7,526	13,178	20,704	1,821	2003	5/30/2014
Lovejoy Village	Jonesboro, GA	—	1,296	7,029	550	1,352	7,523	8,875	1,118	2001	6/3/2014
The Orchards	Yakima, WA	—	5,425	8,743	269	5,596	8,841	14,437	1,480	2002	6/3/2014
Hannaford Plaza	Waltham, MA	—	4,614	7,903	228	4,715	8,030	12,745	1,139	1950/1993	6/23/2014
Shaw’s Plaza Easton	Easton, MA	—	5,520	7,173	412	5,727	7,378	13,105	1,323	1984/2004	6/23/2014
Shaw’s Plaza Hanover	Hanover, MA	—	2,826	5,314	10	2,826	5,324	8,150	855	1994	6/23/2014
Cushing Plaza	Cohasset, MA	—	5,752	14,796	345	6,029	14,864	20,893	2,071	1997	6/23/2014
Lynnwood Place	Jackson, TN	—	3,341	4,826	1,190	3,523	5,834	9,357	1,154	1986/2013	7/28/2014
Battle Ridge Pavilion	Marietta, GA	—	3,124	9,866	296	3,220	10,066	13,286	1,584	1999	8/1/2014
Thompson Valley Towne Center	Loveland, CO	5,912	5,759	17,387	913	5,961	18,098	24,059	2,718	1999	8/1/2014
Lumina Commons	Wilmington, NC	8,296	2,006	11,250	469	2,046	11,679	13,725	1,552	1974/2007	8/4/2014
Driftwood Village	Ontario, CA	—	6,811	12,993	924	7,176	13,552	20,728	2,059	1985	8/7/2014
French Golden Gate	Bartow, FL	—	2,599	12,877	1,278	2,671	14,083	16,754	1,901	1960/2011	8/28/2014
Orchard Square	Washington Township, MI	6,539	1,361	11,550	198	1,427	11,682	13,109	1,727	1999	9/8/2014
Trader Joe’s Center	Dublin, OH	—	2,338	7,922	664	2,520	8,404	10,924	1,314	1986	9/11/2014
Palmetto Pavilion	North Charleston, SC	—	2,509	8,526	494	2,946	8,583	11,529	1,236	2003	9/11/2014
Five Town Plaza	Springfield, MA	—	8,912	19,635	4,719	9,901	23,365	33,266	3,960	1970/2013	9/24/2014
Beavercreek Towne Center	Beavercreek, OH	—	14,055	30,799	413	14,367	30,900	45,267	5,017	1994	10/24/2014
Fairfield Crossing	Beavercreek, OH	—	3,571	10,026	69	3,605	10,061	13,666	1,484	1994	10/24/2014
Grayson Village	Loganville, GA	—	3,952	5,620	404	4,006	5,970	9,976	1,351	2002	10/24/2014
The Fresh Market Commons	Pawleys Island, SC	—	2,442	4,941	76	2,442	5,017	7,459	774	2011	10/28/2014
Claremont Village	Everett, WA	—	5,511	10,544	880	5,741	11,194	16,935	1,633	1994/2012	11/6/2014

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2017
(in thousands)

			Initial Cost(1)		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period(2)(3)
Property Name	City, State	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Juan Tabo Plaza	Albuquerque, NM	—	2,466	4,568	573	2,592	5,015	7,607	989	1975/1989	11/12/2014
Cherry Hill Marketplace	Westland, MI	—	4,641	10,137	1,934	4,858	11,854	16,712	1,710	1992/2000	12/17/2014
Shoppes at Ardrey Kell	Charlotte, NC	—	6,724	8,150	648	6,850	8,672	15,522	1,459	2008	12/17/2014
Nor’Wood Shopping Center	Colorado Springs, CO	—	5,358	6,684	453	5,429	7,066	12,495	1,216	2003	1/8/2015
Sunburst Plaza	Glendale, AZ	—	3,435	6,041	519	3,527	6,468	9,995	1,204	1970	2/11/2015
Rivermont Station	Alpharetta, GA	2,191	6,876	8,917	714	7,098	9,409	16,507	1,923	1996/2003	2/27/2015
Breakfast Point Marketplace	Panama City Beach, FL	—	5,579	12,051	467	5,769	12,328	18,097	1,661	2009/2010	3/13/2015
Falcon Valley	Lenexa, KS	—	3,131	6,874	215	3,312	6,908	10,220	1,024	2008/2009	3/13/2015
Lake Wales	Lake Wales, FL	—	1,273	2,164	—	1,273	2,164	3,437	323	1998	3/13/2015
Lakeshore Crossing	Gainesville, GA	—	3,857	5,937	32	3,857	5,969	9,826	1,140	1993/1994	3/13/2015
Onalaska	Onalaska, WI	—	2,669	5,648	1	2,670	5,648	8,318	938	1992/1993	3/13/2015
Coronado Center	Santa Fe, NM	—	4,395	16,461	1,573	4,464	17,965	22,429	1,870	1964	5/1/2015
Northwoods Crossing	Taunton, MA	—	10,092	14,437	195	10,230	14,494	24,724	1,826	2003/2010	5/24/2016
Murphy Marketplace	Murphy, TX	—	28,652	33,122	452	28,828	33,398	62,226	2,393	2008/2015	6/24/2016
Harbour Village	Jacksonville, FL	—	5,630	16,727	473	5,910	16,920	22,830	1,005	2006	9/22/2016
Oak Mill Plaza	Niles, IL	1,242	6,843	13,692	689	7,288	13,936	21,224	1,179	1977	10/3/2016
Southern Palms	Tempe, AZ	24,350	10,026	24,346	416	10,279	24,509	34,788	1,659	1982	10/26/2016
Golden Eagle Village	Clermont, FL	7,455	3,068	7,735	230	3,098	7,935	11,033	471	2011	10/27/2016
Georgesville Square	Columbus, OH	—	11,137	19,663	593	11,415	19,978	31,393	1,313	1996	12/15/2016
Atwater Marketplace	Atwater, CA	—	6,116	7,597	357	6,280	7,790	14,070	437	2008	2/10/2017
Rocky Ridge Station	Roseville, CA	22,049	5,449	29,207	215	5,571	29,300	34,871	762	1996	4/18/2017
Greentree Station	Racine, WI	—	2,955	8,718	461	3,244	8,890	12,134	289	1989/1994	5/5/2017
Titusville Station	Titusville, FL	—	3,632	9,133	487	3,828	9,424	13,252	305	1985/2011	6/15/2017
Sierra Station	Corona, CA	7,603	9,011	17,989	701	9,174	18,527	27,701	429	1991	6/20/2017
Hoffman Station	Hoffman Estates, IL	—	8,941	22,871	310	9,160	22,962	32,122	357	1987	9/5/2017
Winter Springs Town Center	Winter Springs, FL	—	4,871	18,892	86	4,943	18,906	23,849	140	2002	10/20/2017
Flynn Crossing Center	Alpharetta, GA	—	6,581	16,075	1	6,582	16,075	22,657	126	2004	10/26/2017
Vaughn’s at East North	Greenville, SC	—	1,704	3,077	101	1,704	3,178	4,882	78	1979	10/4/2017
Ashland Junction	Ashland, VA	—	4,987	6,043	107	5,058	6,079	11,137	144	1989	10/4/2017
Barclay Place Shopping Center	Lakeland, FL	—	1,984	7,061	237	2,012	7,270	9,282	122	1989	10/4/2017
Barnwell Plaza	Barnwell, SC	—	1,190	1,883	—	1,190	1,883	3,073	69	1985	10/4/2017
Birdneck Shopping Center	Virginia Beach, VA	—	1,900	3,249	147	1,925	3,371	5,296	63	1987	10/4/2017
Cactus Village	Phoenix, AZ	—	4,313	5,854	199	4,313	6,053	10,366	86	1986	10/4/2017
Centre Stage Shopping Center	Springfield, TN	—	4,746	9,519	55	4,792	9,528	14,320	160	1989	10/4/2017
Civic Center	Cincinnati, OH	—	2,448	1,961	(19)	2,448	1,942	4,390	109	1986	10/4/2017
Countryside Shopping Center	Port Orange, FL	—	2,923	12,288	186	2,949	12,448	15,397	169	1983	10/4/2017
Crossroads Plaza	Asheboro, NC	—	1,722	2,718	69	1,760	2,749	4,509	63	1984	10/4/2017
Dunlop Village	Colonial Heights, VA	—	2,420	4,892	235	2,420	5,127	7,547	78	1987	10/4/2017
Edgecombe Square	Tarboro, NC	—	1,412	2,258	221	1,412	2,479	3,891	82	1990	10/4/2017
Emporia West Plaza	Emporia, KS	—	872	3,380	108	872	3,488	4,360	65	1980/2000	10/4/2017
Fairview Park Plaza	Centralia, IL	—	3,913	12,225	127	3,913	12,352	16,265	353	1969/1998	10/4/2017
Forest Park Square	Cincinnati, OH	—	4,007	5,789	105	4,007	5,894	9,901	121	1988	10/4/2017
Gateway Plaza	Sumter, SC	—	2,330	8,092	13	2,330	8,105	10,435	98	1989	10/4/2017
Geist Centre	Indianapolis, IN	—	3,873	6,760	27	3,873	6,787	10,660	99	1989	10/4/2017
Goshen Station	Goshen, OH	—	1,555	4,616	11	1,561	4,621	6,182	98	1973/2003	10/4/2017
Governors Square	Montgomery, AL	—	6,460	9,772	249	6,460	10,021	16,481	185	1960/2000	10/4/2017
Greenwood West Shopping Center	Greenwood, MS	—	1,224	5,674	105	1,223	5,780	7,003	125	1989	10/4/2017
Guadalupe Plaza	Albuquerque, NM	—	2,920	7,885	47	2,920	7,932	10,852	98	1985	10/4/2017
The Village Shopping Center	Mooresville, IN	—	2,363	8,145	678	2,363	8,823	11,186	133	1965/1997	10/4/2017
Heritage Oaks	Gridley, CA	5,190	2,390	7,404	13	2,390	7,417	9,807	144	1979	10/4/2017
Hickory Plaza	Nashville, TN	5,136	2,927	5,099	4	2,927	5,103	8,030	82	1974/1986	10/4/2017
Highland Fair	Gresham, OR	7,332	3,263	7,912	172	3,264	8,083	11,347	98	1984/1999	10/4/2017
High Point Village	Bellefontaine, OH	—	3,386	7,433	95	3,386	7,528	10,914	172	1988	10/4/2017
Jackson Village	Jackson, KY	—	1,606	6,952	243	1,612	7,189	8,801	149	1985/1996	10/4/2017
Mayfair Village	Hurst, TX	—	15,343	16,439	151	15,343	16,590	31,933	246	1981/2004	10/4/2017
LaPlata Plaza	La Plata, MD	—	8,434	22,838	50	8,456	22,866	31,322	261	2003	10/4/2017
Lafayette Square	Lafayette, IN	7,703	5,387	5,636	40	5,387	5,676	11,063	239	1963/2001	10/4/2017
Landen Square	Maineville, OH	—	2,081	3,462	80	2,081	3,542	5,623	78	1981/2003	10/4/2017
Marion City Square	Marion, NC	—	2,811	6,103	267	2,846	6,335	9,181	164	1987	10/4/2017
Melbourne Village Plaza	Melbourne, FL	—	5,418	7,218	551	5,508	7,679	13,187	191	1987	10/4/2017
Commerce Square	Brownwood, TX	—	6,027	8,267	218	6,027	8,485	14,512	161	1969/2007	10/4/2017
Upper Deerfield Plaza	Bridgeton, NJ	—	5,073	5,770	437	5,073	6,207	11,280	197	1977/1994	10/4/2017
Monfort Heights	Cincinnati, OH	—	2,357	3,545	9	2,357	3,554	5,911	59	1987	10/4/2017
Mountain Park Plaza	Roswell, GA	6,814	6,118	6,637	31	6,118	6,668	12,786	92	1988/2003	10/4/2017

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2017
(in thousands)

			Initial Cost(1)		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period(2)(3)
Property Name	City, State	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Nordan Shopping Center	Danville, VA	—	1,911	6,691	125	1,911	6,816	8,727	111	1961/2002	10/4/2017
Northside Plaza	Clinton, NC	—	1,406	5,122	467	1,416	5,579	6,995	98	1982	10/4/2017
Page Plaza	Page, AZ	—	2,553	4,277	139	2,559	4,410	6,969	100	1982/1990	10/4/2017
Palmetto Plaza	Sumter, SC	—	2,732	7,193	202	2,739	7,388	10,127	105	1964/2002	10/4/2017
Park Place Plaza	Port Orange, FL	—	2,347	8,303	183	2,370	8,463	10,833	125	1984	10/4/2017
Parkway Station	Warner Robins, GA	—	3,416	5,170	318	3,416	5,488	8,904	110	1982	10/4/2017
Parsons Village	Seffner, FL	5,048	3,465	10,747	128	3,471	10,869	14,340	158	1983/1994	10/4/2017
Portland Village	Portland, TN	—	1,408	5,214	44	1,408	5,258	6,666	83	1984	10/4/2017
Promenade Shopping Center	Jacksonville, FL	—	6,513	6,037	288	6,513	6,325	12,838	209	1990	10/4/2017
Quail Valley Shopping Center	Missouri City, TX	—	2,452	11,396	351	2,452	11,747	14,199	163	1983	10/4/2017
Hillside Salt Lake WAG	Hillside, UT	2,044	691	1,739	—	691	1,739	2,430	18	2006	10/4/2017
Rolling Hills Shopping Center	Tucson, AZ	8,941	5,398	11,762	66	5,398	11,828	17,226	166	1980/1997	10/4/2017
South Oaks Shopping Center	Live Oak, FL	3,418	1,742	5,093	22	1,742	5,115	6,857	140	1976/2000	10/4/2017
East Pointe Plaza	Columbia, SC	—	7,496	11,293	565	7,505	11,849	19,354	272	1990	10/4/2017
Southgate Center	Heath, OH	—	4,246	22,672	102	4,251	22,769	27,020	308	1960/1997	10/4/2017
Country Club Center	Rio Rancho, NM	—	3,000	5,430	139	3,000	5,569	8,569	93	1977	10/4/2017
Summerville Galleria	Summerville, SC	—	4,104	8,552	246	4,235	8,667	12,902	131	1989/2003	10/4/2017
The Oaks	Hudson, FL	—	3,876	6,668	71	3,931	6,684	10,615	154	1981	10/4/2017
Riverplace Centre	Noblesville, IN	—	3,890	3,661	490	3,890	4,151	8,041	103	1992	10/4/2017
Timberlake Station	Lynchburg, VA	—	2,427	1,979	20	2,426	2,000	4,426	62	1950/1996	10/4/2017
Town & Country Center	Hamilton, OH	2,200	2,268	4,372	16	2,279	4,377	6,656	79	1950	10/4/2017
Powell Villa	Portland, OR	—	3,364	7,016	398	3,364	7,414	10,778	75	1959/1991	10/4/2017
Towne Crossing Shopping Center	Mesquite, TX	—	5,358	15,389	341	5,358	15,730	21,088	212	1984	10/4/2017
Village at Waterford	Midlothian, VA	4,474	2,702	5,021	178	2,702	5,199	7,901	77	1991	10/4/2017
Buckingham Square	Richardson, TX	—	2,087	6,392	384	2,087	6,776	8,863	89	1978	10/4/2017
Western Square Shopping Center	Laurens, SC	—	1,013	3,302	102	1,013	3,404	4,417	103	1978/1991	10/4/2017
White Oaks Plaza	Spindale, NC	—	3,140	4,476	454	3,149	4,921	8,070	207	1988	10/4/2017
Windsor Center	Dallas, NC	—	2,488	5,186	—	2,488	5,186	7,674	106	1974/1996	10/4/2017
Winery Square	Fairfield, CA	—	4,288	13,975	408	4,347	14,324	18,671	182	1987	10/4/2017
12 West Marketplace	Litchfield, MN	—	835	3,538	—	835	3,538	4,373	95	1989	10/4/2017
Orchard Plaza	Altoona, PA	1,658	2,537	5,260	106	2,537	5,366	7,903	105	1987	10/4/2017
Willowbrook Commons	Nashville, TN	—	5,384	5,983	41	5,384	6,024	11,408	98	2005	10/4/2017
Edgewood Towne Center	Edgewood, PA	—	10,029	22,357	278	10,029	22,635	32,664	356	1990	10/4/2017
Everson Pointe	Snellville, GA	—	4,222	8,421	17	4,222	8,438	12,660	133	1999	10/4/2017
Gleneagles Court	Memphis, TN	—	3,892	8,149	8	3,892	8,157	12,049	113	1988	10/4/2017
Village Square of Delafield	Delafield, WI	—	6,206	6,582	300	6,219	6,869	13,088	116	2007	10/4/2017
Jasper Manor	Jasper, IN	—	2,684	6,535	27	2,684	6,562	9,246	220	1990	10/4/2017
Eastland Shoppes	Evansville, IN	—	3,463	10,746	—	3,463	10,746	14,209	172	1990	10/4/2017
Pipestone Plaza	Benton Harbor, MI	—	1,894	10,765	—	1,894	10,765	12,659	187	1978	10/4/2017
Northlake(4)	Cincinnati, OH	8,668	2,327	11,776	130	2,367	11,866	14,233	132	1985	10/4/2017
Corporate adjustments(5)	Various	—	—	—	(389)	(164)	(225)	(389)	—
Totals		$245,310	$1,094,468	$2,176,711	$113,792	$1,121,590	$2,263,381	$3,384,971	$314,080
(1)	The initial cost to us represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.
(2)	The aggregate cost of real estate owned at December 31, 2017.
(3)	The aggregate cost of properties for Federal income tax purposes is approximately $3.4 billion at December 31, 2017.
(4)	Amounts consist of corporate building and land.
(5)	Amounts consist of elimination of intercompany construction management fees charged by the Investment Management segment to the Owned Real Estate segment properties.

Reconciliation of real estate owned:

	2017	2016
Balance at January 1	$2,329,080	$2,116,480
Additions during the year:
Real estate acquisitions	1,021,204	219,053
Net additions to/improvements of real estate	40,192	26,369
Deductions during the year:
Real estate dispositions	(5,505)	(32,822)
Balance at December 31	$3,384,971	$2,329,080

Reconciliation of accumulated depreciation:

	2017	2016
Balance at January 1	$222,557	$152,433
Additions during the year:
Depreciation expense	92,156	73,703
Deductions during the year:
Accumulated depreciation of real estate dispositions	(633)	(3,579)
Balance at December 31	$314,080	$222,557

* * * * *

PHILLIPS EDISON & COMPANY, INC.

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2018 AND DECEMBER 31, 2017
(Unaudited)
(In thousands, except per share amounts)

	June 30, 2018	December 31, 2017
ASSETS
Investment in real estate:
Land and improvements	$1,118,536	$1,121,590
Building and improvements	2,265,554	2,263,381
Acquired in-place lease assets	311,829	313,432
Acquired above-market lease assets	53,432	53,524
Total investment in real estate assets	3,749,351	3,751,927
Accumulated depreciation and amortization	(544,034)	(462,025)
Total investment in real estate assets, net	3,205,317	3,289,902
Cash and cash equivalents	8,310	5,716
Restricted cash	16,728	21,729
Account receivable – affiliates	5,596	6,102
Corporate intangible assets, net	49,300	55,100
Goodwill	29,066	29,085
Other assets, net	137,806	118,448
Total assets	$3,452,123	$3,526,082

LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$1,838,472	$1,806,998
Acquired below-market lease liabilities, net of accumulated amortizationof $32,327 and $27,388, respectively	84,974	90,624
Accounts payable – affiliates	948	1,359
Accounts payable and other liabilities	142,457	148,419
Total liabilities	2,066,851	2,047,400
Commitments and contingencies (Note 9)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 183,304 and 185,233 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	1,833	1,852
Additional paid-in capital	1,608,590	1,629,130
Accumulated other comprehensive income (“AOCI”)	31,293	16,496
Accumulated deficit	(676,673)	(601,238)
Total stockholders’ equity	965,043	1,046,240
Noncontrolling interests	420,229	432,442
Total equity	1,385,272	1,478,682
Total liabilities and equity	$3,452,123	$3,526,082

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues:
Rental income	$72,853	$53,167	$144,302	$104,260
Tenant recovery income	21,557	16,454	43,994	33,390
Fees and management income	9,137	—	17,849	—
Other property income	626	230	1,227	504
Total revenues	104,173	69,851	207,372	138,154
Expenses:
Property operating	16,901	10,297	35,016	21,729
Real estate taxes	13,326	10,155	26,473	20,413
General and administrative	13,450	9,209	23,911	16,990
Depreciation and amortization	46,385	28,207	92,812	55,831
Impairment of real estate assets	10,939	—	10,939	—
Total expenses	101,001	57,868	189,151	114,963
Other:
Interest expense, net	(17,051)	(9,501)	(33,830)	(17,891)
Transaction expenses	—	(4,383)	—	(6,023)
Other (expense) income, net	(197)	680	(304)	636
Net loss	(14,076)	(1,221)	(15,913)	(87)
Net loss attributable to noncontrolling interests	2,725	28	2,962	—
Net loss attributable to stockholders	$(11,351)	$(1,193)	$(12,951)	$(87)
Earnings per common share:
Net loss per share — basic and diluted	$(0.06)	$(0.01)	$(0.07)	$(0.00)
Weighted-average common shares outstanding:
Basic	184,450	183,126	185,171	183,178
Diluted	228,903	185,911	229,624	185,963

Comprehensive (loss) income:
Net loss	$(14,076)	$(1,221)	$(15,913)	$(87)
Other comprehensive (loss) income:
Change in unrealized gain (loss) on interest rate swaps	4,855	(2,616)	18,343	(800)
Comprehensive (loss) income	(9,221)	(3,837)	2,430	(887)
Net loss attributable to noncontrolling interests	2,725	28	2,962	—
Other comprehensive loss (income) attributable to noncontrolling interests	1,782	—	(584)	—
Comprehensive (loss) income attributable to stockholders	$(4,714)	$(3,809)	$4,808	$(887)

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
(In thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	AOCI	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	Amount
Balance at January 1, 2017	185,062	$1,851	$1,627,098	$11,916	$(439,484)	$1,201,381	$23,406	$1,224,787
Share repurchases	(4,246)	(42)	(43,265)	—	—	(43,307)	—	(43,307)
Dividend reinvestment plan (“DRIP”)	2,240	22	22,828	—	—	22,850	—	22,850
Change in unrealized loss on interest rate swaps	—	—	—	(800)	—	(800)	—	(800)
Common distributions declared, $0.34 per share	—	—	—	—	(60,956)	(60,956)	—	(60,956)
Distributions to noncontrolling interests	—	—	—	—	—	—	(933)	(933)
Share-based compensation	3	—	27	—	—	27	—	27
Net loss	—	—	—	—	(87)	(87)	—	(87)
Balance at June 30, 2017	183,059	$1,831	$1,606,688	$11,116	$(500,527)	$1,119,108	$22,473	$1,141,581

Balance at January 1, 2018	185,233	$1,852	$1,629,130	$16,496	$(601,238)	$1,046,240	$432,442	$1,478,682
Share repurchases	(4,196)	(42)	(46,110)	—	—	(46,152)	—	(46,152)
DRIP	2,262	23	24,876	—	—	24,899	—	24,899
Change in unrealized gain on interest rate swaps	—	—	—	14,797	—	14,797	3,546	18,343
Common distributions declared, $0.34 per share	—	—	—	—	(62,484)	(62,484)	—	(62,484)
Distributions to noncontrolling interests	—	—	—	—	—	—	(14,097)	(14,097)
Share-based compensation	5	—	719	—	—	719	1,300	2,019
Other	—	—	(25)	—	—	(25)	—	(25)
Net loss	—	—	—	—	(12,951)	(12,951)	(2,962)	(15,913)
Balance at June 30, 2018	183,304	$1,833	$1,608,590	$31,293	$(676,673)	$965,043	$420,229	$1,385,272

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
(In thousands)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,913)	$(87)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	84,216	55,051
Impairment of real estate assets	10,939	—
Depreciation and amortization of corporate assets	7,672	—
Amortization of deferred financing expense	2,401	2,389
Net amortization of above- and below-market leases	(1,990)	(686)
Gain on disposal of real estate assets	(877)	—
Net loss (gain) on write-off of unamortized capitalized leasing commissions, market debt adjustments, and deferred financing expense	153	(411)
Change in fair value of contingent liability	1,500	—
Straight-line rent	(2,471)	(1,943)
Share-based compensation	1,994	—
Other	76	(673)
Changes in operating assets and liabilities:
Accounts receivable — affiliates	506	—
Other assets	(1,208)	(8,327)
Accounts payable — affiliates	(411)	584
Accounts payable and other liabilities	(8,775)	3,060
Net cash provided by operating activities	77,812	48,957
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(9,222)	(75,824)
Capital expenditures	(17,346)	(11,483)
Proceeds from sale of real estate	13,300	1,137
Net cash used in investing activities	(13,268)	(86,170)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility	(15,000)	120,000
Proceeds from mortgages and loans payable	65,000	—
Payments on mortgages and loans payable	(20,542)	(38,934)
Payments of deferred financing expenses	—	(324)
Distributions paid, net of DRIP	(37,819)	(38,520)
Distributions to noncontrolling interests	(14,096)	(782)
Repurchases of common stock	(44,494)	(43,307)
Net cash used in financing activities	(66,951)	(1,867)
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(2,407)	(39,080)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:
Beginning of period	27,445	49,946
End of period	$25,038	$10,866

RECONCILIATION TO CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$8,310	$5,367
Restricted cash	16,728	5,499
Cash, cash equivalents, and restricted cash at end of period	$25,038	$10,866
	2018	2017
SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$32,422	$16,846
Fair value of assumed debt	—	30,832
Cash paid for income taxes	282	—
Capital leases	739	—
Accrued capital expenditures	2,428	3,055
Change in distributions payable	(235)	(414)
Change in distributions payable — noncontrolling interests	2	151
Change in accrued share repurchase obligation	1,658	—
Distributions reinvested	24,899	22,850

See notes to consolidated financial statements.

Phillips Edison & Company, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

1.	ORGANIZATION

Phillips Edison & Company, Inc. (“we,” the “Company,” “our,” or “us”) was formed as a Maryland corporation in October 2009. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P., (the “Operating Partnership”), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.

We invest primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers that have a mix of creditworthy national and regional retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing our own shopping centers, our third-party investment management business provides comprehensive real estate and asset management services to certain non-traded, publicly registered real estate investment trusts (“REITs”) and private funds (“Managed Funds”). The Managed Funds include Phillips Edison Grocery Center REIT II, Inc. (“REIT II”), Phillips Edison Grocery Center REIT III, Inc. (“REIT III”), Phillips Edison Limited Partnership (“PELP”), and Necessity Retail Partners (“NRP”).

As of June 30, 2018, we owned fee simple interests in 235 real estate properties.

In July 2018 we entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which, subject to the satisfaction or waiver of certain conditions, we will merge with REIT II, and we will continue as the surviving corporation (“Merger”). To complete the proposed Merger, we will issue 2.04 shares of our common stock in exchange for each issued and outstanding share of REIT II common stock, subject to closing adjustments. For a more detailed discussion, see Note 3.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets, recoverable amounts of receivables, and other fair value measurement assessments required for the preparation of the consolidated financial statements. As a result, these estimates are subject to a degree of uncertainty.

Other than those noted below, there have been no changes to our significant accounting policies during the six months ended June 30, 2018. For a full summary of our accounting policies, refer to our 2017 Annual Report on Form 10-K filed with the SEC on March 30, 2018.

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Readers of these financial statements should refer to the audited consolidated financial statements of Phillips Edison & Company, Inc. for the year ended December 31, 2017, which are included in our 2017 Annual Report on Form 10-K. In the opinion of management, all normal and recurring adjustments necessary for the fair presentation of the unaudited consolidated financial statements for the periods presented have been included in these financial statements. Our results of operations for the three and six months ended June 30, 2018, are not necessarily indicative of the operating results expected for the full year.

The accompanying consolidated financial statements include our accounts and those of our majority-owned subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.

Income Taxes—Our consolidated financial statements include the operations of one wholly owned subsidiary that has jointly elected to be treated as a Taxable REIT Subsidiary (“TRS”) and is subject to U.S. federal, state, and local income taxes at regular corporate tax rates. As of June 30, 2018 and December 31, 2017, a full valuation allowance was recorded for the entire amount of the net deferred tax asset. During the three and six months ended June 30, 2018, there was no tax expense recorded due to the full valuation allowance and our having a net operating loss. We are continuing to evaluate the impact of the 2017 Tax Cuts and Jobs Act (“2017 Tax Act”) on the organization as a whole, but we do not expect there to be a material impact on our consolidated financial statements.

Newly Adopted and Recently Issued Accounting Pronouncements—The following table provides a brief description of newly adopted accounting pronouncements and their effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting	This update clarifies guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting.	January 1, 2018	The adoption of this standard did not have a material impact on our consolidated financial statements. We will apply the guidance to any future modifications of share-based compensation awards.

ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)	This update amends existing guidance in order to provide consistency in accounting for the derecognition of a nonfinancial asset.	January 1, 2018	We did not record any cumulative adjustment in connection with the adoption of the new pronouncement. We determined that these changes did not have any impact on our consolidated financial statements.

ASU 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350)
This update amends existing guidance in order to simplify impairment testing for goodwill. It is effective for annual reporting periods beginning after January 1, 2021, but early adoption is permitted.
		January 1, 2018	We elected to adopt this standard as of January 1, 2018. The adoption of this standard did not have any impact on our consolidated financial statements.

ASU 2016-15, Statement of Cash Flows (Topic 230);ASU 2016-18, Statement of Cash Flows (Topic 230)
These updates address the presentation of eight specific cash receipts and cash payments on the statement of cash flows, as well as clarify the classification and presentation of restricted cash on the statement of cash flows.
		January 1, 2018	We adopted these ASUs by applying a retrospective transition method which requires a restatement of our consolidated statement of cash flows for all periods presented.

ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
This update outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it also applies to certain other transactions such as the sale of real estate or equipment. Expanded quantitative and qualitative disclosures are also required for contracts subject to ASU 2014-09.
January 1, 2018
Our revenue-producing contracts are primarily leases that are not within the scope of this standard. As a result, the adoption of this standard did not have a material impact on our rental or reimbursement revenue. However, the standard does apply to a majority of our fees and management income. We have evaluated the impact of this standard on our fees and management income; it did not have a material impact on our revenue recognition, but we have provided additional disclosures around fees and management revenue. We adopted this guidance on a modified retrospective basis.

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting
The amendments in this update expand the scope of Topic 718: Compensation—Stock Compensation to include share-based payment transactions for acquiring goods and services from non-employees, except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). This update is effective for public business entities for fiscal years beginning after December 15, 2018. Early adoption is permitted.
		January 1, 2019	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for public entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted after December 15, 2018.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

ASU 2016-02, Leases (Topic 842);

ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842;

ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Leases (Topic 842): Targeted Improvements

These updates amend existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Early adoption is permitted as of the original effective date.
January 1, 2019
We are currently evaluating the impact the adoption of these standards will have on our consolidated financial statements. We have identified areas within our accounting policies we believe could be impacted by the new standard. This standard impacts the lessor’s ability to capitalize certain costs related to leasing, which will result in a reduction in the amount of execution costs currently being capitalized in connection with leasing activities and an increase to our Property Operating expenses. The standard will also require new disclosures within the accompanying notes to the consolidated financial statements.

We expect to adopt the practical expedients available for implementation under the standard. By adopting these practical expedients, we will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for existing leases; and (iii) whether the costs previously capitalized as initial direct costs would continue to be amortized. This allows us to continue to account for our leases where we are the lessee as operating leases, however, any new or renewed leases may be classified as financing leases. We currently have fewer than 50 leases of this type. We also expect to recognize right of use assets and lease liability on our consolidated balance sheets related to certain leases where we are the lessee.

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters

In July 2018, the FASB issued an ASU related to ASC 842. The update allows lessors to use a practical expedient to account for non-lease components and related lease components as a single lease component instead of accounting for them separately, if certain conditions are met. We expect to utilize this practical expedient.

We will continue to evaluate the effect the adoption of these ASUs will have on our consolidated financial statements. However, we currently believe that the adoption will not have a material impact for operating leases where we are a lessor and will continue to record revenues from rental properties for our operating leases on a straight-line basis. We are still evaluating the impact for leases where we are the lessee.

Reclassifications—The following line items on our consolidated statement of operations and comprehensive income for the three and six months ended June 30,2017, were reclassified:

•	Unrealized Gain (Loss) on Derivatives and Reclassification of Derivative Loss to Interest Expense were combined to Change in Unrealized Gain on Interest Rate Swaps.
•	Acquisition Expenses were combined to General and Administrative.
3.	REIT II MERGER

In July 2018, we entered into the Merger Agreement, pursuant to which we will merge with REIT II in a 100% stock transaction valued at approximately $1.9 billion. This proposed transaction will create a portfolio of 321 grocery-anchored shopping centers encompassing approximately 36.6 million square feet in established trade areas across 33 states.

To complete the proposed Merger, we will issue 2.04 shares of our common stock in exchange for each issued and outstanding share of REIT II common stock, which is equivalent to $22.54 based on our most recent estimated net asset value per share (“EVPS”) of $11.05. The exchange ratio is based on a thorough review of the relative valuation of each entity, including factoring in our growing investment management business as well as each company’s transaction costs. REIT II’s outstanding debt of approximately $800 million is expected to be refinanced or assumed by us at closing under the terms of the Merger Agreement.

The Merger Agreement provides REIT II with a 30-day go-shop period pursuant to which they may solicit, receive, evaluate, and enter into negotiations with respect to alternative proposals from third-parties. The Merger Agreement also provides certain termination rights for REIT II and us. In connection with the termination of the Merger Agreement, under certain specified circumstances, (i) REIT II may be required to pay us a termination fee of $15.9 million in connection with the go-shop provision or $31.7 million in connection with termination for reasons other than the go-shop provision, and (ii) we may be required to pay REIT II a termination fee of $75.6 million.

On a pro forma basis, upon completion of the mergers, we estimate that continuing PECO stockholders will own approximately 71% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock), and former REIT II stockholders will own approximately 29% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock).

After consideration of all applicable factors pursuant to the business combination accounting rules under ASC 805, Business Combinations, including the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single asset or group of similar assets, we have concluded that the Merger will be treated as an asset acquisition under GAAP. As of June 30, 2018, we have capitalized $0.8 million in costs related to the merger.

4.	PELP ACQUISITION

On October 4, 2017, we completed a transaction to acquire certain real estate assets, the third-party investment management business, and the captive insurance company of PELP in a stock and cash transaction (“PELP transaction”). Under the terms of this transaction, the following consideration was given in exchange for the contribution of PELP’s ownership interests in 76 shopping centers, its third-party investment management business, and its captive insurance company (in thousands):

Amount
Fair value of Operating Partnership units (“OP units”) issued	$401,630
Debt assumed:
Corporate debt	432,091
Mortgages and notes payable	72,649
Cash payments	30,420
Fair value of earn-out	38,000
Total consideration	974,790
PELP debt repaid by the Company on the transaction date	(432,091)
Net consideration	$542,699

We issued 39.4 million OP units with an estimated fair value per unit of $10.20 at the time of the transaction. Certain of our executive officers who received OP units as part of the PELP transaction entered into an agreement which provides that they will not transfer their OP units for either two or three years following the closing. The remaining holders of the OP units are subject to the terms of exchange for shares of common stock outlined in the Third Amended and Restated Agreement of Limited Partnership (“Partnership Agreement”) (see Note 10). The terms of the PELP transaction include an earn-out structure with an opportunity for up to an additional 12.5 million OP units to be issued. For more detail regarding this earn-out, see Note 14.

Immediately following the closing of the PELP transaction, our shareholders owned approximately 80.6% and former PELP shareholders owned approximately 19.4% of the combined company.

Assets Acquired and Liabilities Assumed—The PELP transaction was accounted for using the acquisition method of accounting under ASC 805, Business Combinations, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date. The preliminary fair market value of the assets acquired and liabilities assumed was based on a valuation report prepared by a third-party valuation specialist that was subject to management’s review and approval. The following table summarizes the purchase price allocation based on that report (in thousands):

Amount
Assets:
Land and improvements	$269,140
Building and improvements	574,173
Intangible lease assets	93,506
Cash	5,930
Accounts receivable and other assets	42,426
Management contracts	58,000
Goodwill	29,066
Total assets acquired	1,072,241
Liabilities:
Accounts payable and other liabilities	48,342
Acquired below-market leases	49,109
Total liabilities acquired	97,451
Net assets acquired	$974,790

The allocation of the purchase price was based on management’s assessment, which may change in the future as more information becomes available and could have an impact on the unaudited pro forma financial information presented below. Subsequent adjustments made to the purchase price allocation upon the completion of our fair value assessment process will not exceed one year from the acquisition date. The allocation of the purchase price above required a significant amount of judgment and represented management’s best estimate of the fair value as of the acquisition date.

Intangible Assets and Liabilities—The fair value and weighted-average amortization periods for the intangible assets and liabilities acquired in the PELP transaction as of the transaction date were as follows (dollars in thousands, useful life in years):

	Fair Value	Weighted- Average Useful Life
Management contracts	$58,000	5
Acquired in-place leases	83,305	9
Acquired above-market leases	10,201	7
Acquired below-market leases	(49,109)	13

Goodwill—In connection with the PELP transaction, we recorded goodwill of $29.1 million as a result of the consideration exceeding the fair value of the net assets acquired. Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. We do not expect that the goodwill will be deductible for tax purposes. The goodwill recorded represents our management structure and its ability to generate additional opportunities for revenue and raise additional funds, and therefore the full amount of goodwill was allocated to the Investment Management segment, which comprises one reporting unit. For more information about each of our reporting segments, see Note 15.

Results of Operations—The consolidated net assets and results of operations of PELP’s contributions were included in the consolidated financial statements from the transaction date going forward and resulted in the following impact to Total Revenues and Net Loss for the three and six months ended June 30, 2018 (in thousands):

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Revenues	$21,482	$42,952
Net loss	(9,837)	(8,536)

Acquisition Costs—We incurred approximately $17.0 million of costs related to the PELP transaction, $6.0 million of which was incurred during the six months ended June 30, 2017, and was recorded as Transaction Expenses on the consolidated statements of operations. No costs related to the PELP transaction were recorded in 2018.

Pro Forma Results (Unaudited)—The following unaudited pro forma information summarizes selected financial information from our combined results of operations, as if the PELP transaction had occurred on January 1, 2016. These results contain certain nonrecurring adjustments, such as the elimination of transaction expenses incurred related to the PELP transaction and the elimination of intercompany activity related to creating an internalized management structure. This pro forma information is presented for informational purposes only, and may not be indicative of what actual results of operations would have been had the PELP transaction occurred at the beginning of the period, nor does it purport to represent the results of future operations.

(in thousands)	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Pro forma revenues	$102,775	$201,454
Pro forma net income attributable to stockholders	465	1,264

5. REAL ESTATE ACTIVITY

Acquisitions—During the six months ended June 30, 2018, we acquired one grocery-anchored shopping center. That acquisition closed out the Internal Revenue Code (“IRC”) Section 1031 like-kind exchange outstanding at December 31, 2017. During the six months ended June 30, 2017, we acquired five grocery-anchored shopping centers. All of the 2017 and 2018 acquisitions were classified as asset acquisitions. As such, most acquisition-related costs were capitalized and are included in the total purchase prices shown below. Our real estate asset acquired during the six months ended June 30, 2018, was as follows (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Square Footage	Leased % of Rentable Square Feet at Acquisition
Shoppes of Lake Village	Leesburg, FL	Publix	2/26/2018	$8,423	135.437	71.3%

During the six months ended June 30, 2017, we acquired the following real estate assets (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Square Footage	Leased % of Rentable Square Feet at Acquisition
Atwater Marketplace	Atwater, CA	Save Mart	2/10/2017	$15,041	96,224	94.6%
Rocky Ridge Station(1)	Roseville, CA	Sprouts	4/18/2017	37,271	93,337	96.3%
Greentree Station	Racine, WI	Pick ‘n Save	5/5/2017	12,309	82,659	90.3%
Titusville Station	Titusville, FL	Publix	6/15/2017	13,817	117,507	71.7%
Sierra Station(1)	Corona, CA	Ralph’s	6/20/2017	29,137	110,904	94.0%
(1)	The purchase price includes debt assumed as part of the acquisition.

The fair value at acquisition and weighted-average amortization periods for in-place, above-market, and below-market lease intangibles acquired as part of the above transactions during the six months ended June 30, 2018 and 2017, are as follows (dollars in thousands, weighted-average useful life in years):

	2018		2017
	Fair Value	Weighted- Average Useful Life	Fair Value	Weighted- Average Useful Life
Acquired in-place leases	$946	6	$9,611	13
Acquired above-market leases	74	3	850	7
Acquired below-market leases	(457)	16	(2,622)	20

Dispositions—During the six months ended June 30, 2018, we sold two grocery-anchored shopping centers. We had no dispositions during the six months ended June 30, 2017. Our real estate assets disposed of during the six months ended June 30, 2018, were as follows (dollars in thousands):

Property Name	Location	Anchor Tenant	Disposition Date	Sale Price	Gain	Square Footage
Lakeshore Crossing	Gainesville, GA	Lowe’s	5/15/2018	$9,270	$208	123,948
Lake Wales Station	Lake Wales, FL	CVS	5/30/2018	4,100	777	11,220

The gain on these dispositions is included as Other Expense (Income), Net on the consolidated statements of operations.

Impairment of Real Estate Assets—During the three months ended June 30, 2018, we recognized an impairment charge totaling $10.9 million associated with the anticipated disposition of a certain property with a net book value in excess of its estimated fair value. Our estimated fair value was based upon the contracted price to sell. We have applied reasonable estimates and judgments in determining the level of impairments recognized.

6. OTHER ASSETS, NET

The following is a summary of Other Assets, Net outstanding as of June 30, 2018 and December 31, 2017 (in thousands):

	June 30, 2018	December 31, 2017
Other assets, net:
Deferred leasing commissions and costs	$32,120	$29,055
Deferred financing costs	13,971	13,971
Office equipment, including capital lease assets, and other	12,070	10,308
Total depreciable and amortizable assets	58,161	53,334
Accumulated depreciation and amortization	(21,637)	(17,121)
Net depreciable and amortizable assets	36,524	36,213
Accounts receivable, net	36,488	41,211
Deferred rent receivable, net	20,687	18,201
Derivative asset	34,839	16,496
Prepaid expenses	5,531	4,232
Investment in affiliates	903	902
Other	2,834	1,193
Total other assets, net	$137,806	$118,448

7.	DEBT OBLIGATIONS

The following is a summary of the outstanding principal balances and interest rates, which include the effect of derivative financial instruments, on our debt obligations as of June 30, 2018 and December 31, 2017 (in thousands):

	Interest Rate	June 30, 2018	December 31, 2017
Revolving credit facility(1)	LIBOR + 1.40%	$46,568	$61,569
Term loans(2)	2.51% - 3.93%	1,205,000	1,140,000
Secured loan facility due 2026	3.55%	175,000	175,000
Secured loan facility due 2027	3.52%	195,000	195,000
Mortgages and other(3)	3.75% - 7.91%	226,415	246,217
Assumed market debt adjustments, net(4)		4,517	5,254
Deferred financing costs(5)		(14,028)	(16,042)
Total		$1,838,472	$1,806,998
(1)	The gross borrowings and payments under our revolving credit facility were $151.0 million and $166.0 million, respectively, during the six months ended June 30, 2018. The revolving credit facility has a capacity of $500 million and matures in October 2021, with additional options to extend the maturity to October 2022.
(2)	We have six term loans with maturities ranging from 2019 to 2024. The $100 million term loan due in 2019 has options to extend the maturity to 2021. We will consider options for refinancing the loan or exercising the option upon maturity. As of June 30, 2018, the availability on our revolving credit facility exceeded the balance on the loan. The $175 million term loan due in 2020 has options to extend its maturity to 2021. We executed a $65 million delayed draw in January 2018 on one of our term loans entered into in October 2017.
(3)	Due to the non-recourse nature of our fixed-rate mortgages, the assets and liabilities of the properties securing such mortgages are neither available to pay the debts of the consolidated property-holding limited liability companies, nor do they constitute obligations of such consolidated limited liability companies as of June 30, 2018 and December 31, 2017.
(4)	Net of accumulated amortization of $4.2 million and $3.7 million as of June 30, 2018 and December 31, 2017, respectively.
(5)	Net of accumulated amortization of $7.0 million and $5.4 million as of June 30, 2018 and December 31, 2017, respectively.

As of June 30, 2018 and December 31, 2017, the weighted-average interest rate, including the effect of derivative financial instruments, for all of our debt obligations was 3.5% and 3.4%, respectively.

The allocation of total debt between fixed- and variable-rate as well as between secured and unsecured, excluding market debt adjustments and deferred financing costs, as of June 30, 2018 and December 31, 2017, is summarized below (in thousands):

	June 30, 2018	December 31, 2017
As to interest rate:(1)
Fixed-rate debt	$1,588,415	$1,608,217
Variable-rate debt	259,568	209,569
Total	$1,847,983	$1,817,786
As to collateralization:
Unsecured debt	$1,252,258	$1,202,476
Secured debt	595,725	615,310
Total	$1,847,983	$1,817,786
(1)	Includes the effects of derivative financial instruments (see Notes 8 and 14).
8.	DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Cash Flow Hedges of Interest Rate Risk—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The change in the fair value of derivatives designated, and that qualify, as cash flow hedges is recorded in AOCI and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the six months ended June 30, 2018 and 2017, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. The ineffectiveness previously reported in earnings for the periods ended June 30, 2017, was adjusted to reflect application of the provisions of ASU 2017-12, Derivatives and Hedging (Topic 815), as of the beginning of 2017. This adjustment was not material.

Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $7.1 million will be reclassified from Other Comprehensive Income (“OCI”) as a decrease to Interest Expense, Net. The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of June 30, 2018 and December 31, 2017 (notional amount in thousands):

Count	Fixed LIBOR	Maturity Date	Notional Amount
6	1.2% - 2.2%	2019-2024	$992,000

The table below details the location of the gain or loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Amount of gain (loss) recognized in OCI on derivative	$5,608	$(2,914)	$19,047	$(1,765)
Amount of (gain) loss reclassified from AOCI into interest expense	(753)	378	(704)	975

Credit-risk-related Contingent Features—We have agreements with our derivative counterparties that contain provisions where, if we either default or are capable of being declared in default on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of June 30, 2018, none of our derivatives were in a liability position, and therefore the fair value includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements. As of June 30, 2018, we had not posted any collateral related to these agreements and were not in breach of any agreement provisions.

9. COMMITMENTS AND CONTINGENCIES

Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.

Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property, and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.

10.	EQUITY

On May 9, 2018, our board of directors (“Board”) increased the EVPS of our common stock to $11.05 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2018. We engaged a third-party valuation firm to provide a calculation of the range in EVPS of our common stock as of March 31, 2018, which reflected certain balance sheet assets and liabilities as of that date. Previously, on November 8, 2017, our Board increased the EVPS of our common stock to $11.00 from $10.20 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of October 5, 2017, the first full business day after the closing of the PELP transaction.

Shares of our common stock are issued under the DRIP and redeemed under the Share Repurchase Program (“SRP”), as discussed below, at the same price as the EVPS in effect at the time of issuance or redemption.

Dividend Reinvestment Plan—The DRIP allows stockholders to invest distributions in additional shares of our common stock. Stockholders who elect to participate in the DRIP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions in cash. In connection with the proposed Merger (see Note 3), the DRIP was temporarily suspended for the month of July 2018; therefore, all DRIP participants received their July 2018 distribution in cash rather than in stock. The DRIP plan resumed in August 2018.

Share Repurchase Program—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations. The Board reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase. Further, the cash available for repurchases on any particular date will generally be limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the beginning of that period. In connection with the Merger, the SRP was also temporarily suspended for the month of July 2018 and resumed in August 2018.

During the six months ended June 30, 2018, repurchase requests surpassed the funding limits under the SRP. Approximately 4.2 million shares of our common stock were repurchased under the SRP during the six months ended June 30, 2018. Repurchase requests in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” were completed in full. The remaining repurchase requests that were in good order were fulfilled on a pro rata basis. As of June 30, 2018, we had 13.4 million shares of unfulfilled repurchase requests, which will be treated as requests for repurchase during future months until satisfied or withdrawn. Due to the program's funding limits, no funds will be available for the remainder of 2018. However, we will continue to fulfill repurchases sought upon a stockholder's death, “qualifying disability,” or “determination of incompetence” in accordance with the terms of the SRP.

Convertible Noncontrolling Interests—As part of the PELP transaction, we issued 39.4 million OP units that are classified as Noncontrolling Interests. Prior to the PELP transaction, the Operating Partnership also issued limited partnership units that were designated as Class B units for asset management services provided by our former advisor. Upon closing of the PELP transaction, all outstanding Class B units vested and were converted to OP units.

Under the terms of the Third Amended and Restated Agreement of Limited Partnership, OP unit holders may elect to exchange OP units. The Operating Partnership controls the form of the redemption, and may elect to exchange OP units for shares of our common stock, provided that the OP units have been outstanding for at least one year. As the form of redemption for OP units is within our control, the OP units outstanding as of June 30, 2018 and December 31, 2017, are classified as Noncontrolling Interests within permanent equity on our consolidated balance sheets. The cumulative distributions that have been paid on OP units are included in Distributions to Noncontrolling Interests on the consolidated statements of equity. There were 44.5 million OP units outstanding as of June 30, 2018 and December 31, 2017.

Nonconvertible Noncontrolling Interests—In addition to partnership units of the Operating Partnership, Noncontrolling Interests also includes a 25% ownership share of one of our subsidiaries who provides advisory services, which was not significant to our results.

11.	EARNINGS PER SHARE

We use the two-class method of computing earnings per share (“EPS”), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing Net Loss Attributable to Stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

OP units held by limited partners other than us are considered to be participating securities because they contain non-forfeitable rights to dividends or dividend equivalents, and have the potential to be exchanged for an equal number of shares of our common stock in accordance with the terms of the Partnership Agreement.

The impact of OP units on basic and diluted EPS has been calculated using the two-class method whereby earnings are allocated to the OP units based on dividends declared and the units’ participation rights in undistributed earnings. The effects of the two-class method on basic and diluted EPS were immaterial to the consolidated financial statements as of June 30, 2018 and 2017.

The following table provides a reconciliation of the numerator and denominator of the earnings per share calculations for the three and six months ended June 30, 2018 and 2017 (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Numerator:
Net loss attributable to stockholders - basic	$(11,351)	$(1,193)	$(12,951)	$(87)
Net loss attributable to convertible OP units(1)	(2,756)	(28)	(3,090)	—
Net loss attributable to stockholders and convertible noncontrolling interests - diluted	$(14,107)	$(1,221)	$(16,041)	$(87)
Denominator:
Weighted-average shares - basic	184,450	183,126	185,171	183,178
OP units(1)	44,453	2,785	44,453	2,785
Adjusted weighted-average shares - diluted	228,903	185,911	229,624	185,963
Earnings per common share:
Net loss attributable to stockholders - basic and diluted	$(0.06)	$(0.01)	$(0.07)	$(0.00)
(1)	OP units include units previously issued for asset management services provided under our former advisory agreement (see Note 13), as well as units issued as part of the PELP transaction (Note 4), all of which are convertible into common shares. The Operating Partnership loss attributable to these OP units, which is included as a component of Net Income Attributable to Noncontrolling Interests on the consolidated statements of operations, has been added back in the numerator as these OP units were included in the denominator for all years presented.

As of June 30, 2018, approximately 1.0 million unvested restricted stock awards granted to employees and directors were outstanding. These securities were anti-dilutive and, as a result, were excluded from the weighted-average common shares used to calculate diluted EPS. The unvested restricted stock awards outstanding at June 30, 2017, were immaterial. There were 2.9 million unvested Class B units outstanding as of June 30, 2017. As these units were unvested, they were not included in the diluted earnings per share calculation. We had no unvested Class B units outstanding as of June 30, 2018.

12. REVENUE RECOGNITION AND RELATED PARTY REVENUE

Effective January 1, 2018, we adopted ASU 2014-09, Revenue from Contracts with Customers, using the modified retrospective approach. The majority of our revenue is lease revenue derived from our Owned Real Estate segment (see Note 15). We record these amounts as Rental Income and Tenant Recovery Income on the consolidated statements of operations. These revenue amounts are excluded from the scope of ASU 2014-09, as they are accounted for under Topic 840, Leases.

Fee revenues from our Investment Management segment are earned by providing services to the Managed Funds. These fees are within the scope of ASU 2014-09 and are recorded as Fees and Management Income on the consolidated statements of operations. Additional immaterial revenue is recorded as Other Property Income on the consolidated statements of operations. The adoption of ASU 2014-09 did not result in any retrospective adjustments to prior periods as our previous revenue recognition policies aligned with the updated guidance.

The Investment Management segment provides services to Managed Funds that are considered related parties. These services primarily include asset acquisition and disposition services, asset management, operating and leasing of properties, construction management, and other general and administrative responsibilities. These services are currently provided under two types of contracts: advisory agreements and property management agreements. Advisory agreements have a duration of one year and are renewed annually at the discretion of the respective boards, but can be terminated upon notice by either party. Property management agreements include both property management agreements and master services agreements, which we have determined should be evaluated as a single agreement for revenue recognition under GAAP. Property management agreements have no defined term, but can be canceled by either party upon 30 days’ notice.

Summarized below is all fee and management revenue for the Investment Management segment. The revenue includes the fees and reimbursements earned by us from the Managed Funds for the three and six months ended June 30, 2018, and other revenues that are not in the scope of ASC 606, Revenue from Contracts with Customers, but are included in this table for the purpose of disclosing all related party revenues (in thousands):

	Three Months Ended June 30, 2018			Six Months Ended June 30, 2018
	REIT II	Other Parties	Total	REIT II	Other Parties	Total
Advisory revenue:
Acquisition fees	$7	$—	$7	$162	$256	$418
Asset management fees	3,064	294	3,358	6,129	575	6,704
Other advisory fees and reimbursements	578	132	710	653	160	813
Total advisory revenue	3,649	426	4,075	6,944	991	7,935

Property Management and Services revenue:
Property management fees	2,125	364	2,489	4,204	716	4,920
Leasing commissions	1,340	162	1,502	2,512	413	2,925
Construction management fees	127	110	237	202	132	334
Other property management fees and reimbursements	188	100	288	422	243	665
Total property management and services revenue	3,780	736	4,516	7,340	1,504	8,844

Other revenue:
Insurance premiums(1)	109	437	546	189	881	1,070
Non-operating property revenue	—	137	137	—	270	270
Total fees and management income	$7,538	$1,736	$9,274	$14,473	$3,646	$18,119
(1)	Insurance premium income from other parties was from third parties not affiliated with us.

Because the PELP transaction occurred in October 2017, no fee and management income was earned during the six months ended June 30, 2017.

Advisory Agreements—Under our advisory agreements, we earn revenue for managing day-to-day activities and implementing the investment strategy for the Managed Funds. The wide variety of duties as the advisor within these contracts makes determining the performance obligations within the contracts a matter of judgment. We have concluded that each of the separately disclosed fee types in the below table represents a separate performance obligation within the contract.

Due to the nature of the services being provided under the Advisory Agreements, each performance obligation within the contract has a variable component. Therefore when we determine the transaction price for the contract we are required to constrain our estimate to an amount that is not probable of significant revenue reversal. For the acquisition and disposition services, compensation only occurs if the transaction takes place, and the amount of compensation is dependent upon the contract price for the transaction. Property acquisition and disposition fees are recognized when we satisfy a performance obligation by acquiring a property or transferring control of a property. These fees are billed subsequent to the acquisition or sale of the property and payment is due thereafter.

The following table summarizes the fee structure for our advisory agreements:

Fee Type	Performance Obligation Satisfied	Timing of Payment	Revenue Recognition
Acquisition Fee	Point in time (upon close of transaction)	In cash upon close of transaction	Revenue is recognized based on a percentage of the contract purchase price, including acquisition expenses and any debt.
Disposition Fee	Point in time (upon close of transaction)	In cash upon completion	Revenue is recognized based on a percentage of the contract sales price.
Asset Management Fee and Subordinated Participation	Over time	Monthly, in cash and/or ownership units
Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each reporting period based on a percentage of the cost of assets under management or the applicable NAV.

In addition to the fees listed above, our management company contracts include the potential for additional revenues if certain market conditions are in place or certain events take place. We have not recognized revenue related to these fees, nor will we until it is no longer highly probable that there would be a material reversal of revenue.

Property Management Agreements—Under our property management agreements, we earn revenue for managing day-to-day activities at the properties of the Managed Funds, for which we receive a distinct fee based on a set percentage of gross cash receipts each month. Under the property management agreements, we also serve as a leasing agent to the Managed Funds. For each new lease, lease renewal, and expansion we receive a distinct fee in the form of a leasing commission. Leasing commissions are recognized at lease execution and are dependent on the terms of the lease. Additionally, we assist in overseeing the construction of various improvements for Managed Funds, for which we receive a distinct fee based on a set percentage of total project cost calculated upon completion of construction. Because both parties in these contracts can cancel upon 30 days’ notice without penalties, their term is considered month-to-month.

The wide variety of duties as the property manager within these contracts makes determining the performance obligations within the contracts a matter of judgment. We have concluded that each of the separately disclosed fee types in the contracts, property management, leasing, and construction management, represents a separate performance obligation within the contract.

Due to the nature of the services being provided under the property management agreements, each performance obligation within the contract has a variable consideration component. However, due to the month-to-month term of these contracts, any uncertainty regarding the amounts to be earned over the contract term is resolved by the end of that month. As a result, we can reliably calculate the amount of the consideration to be recognized with regards to each performance obligation each month.

All property management agreements have terms as follows:

Fee	Performance Obligation Satisfied	Timing of Payment	Revenue Recognition
Property Management	Over time	In cash, monthly	Revenue is recognized based on a percentage of monthly cash receipts at each property.
Leasing Commissions	Point in time	In cash upon completion	Revenue is recognized based on a percentage of the contractual payments to be received per the terms of the lease and occurs when the lease is executed.
Construction Management	Point in time	In cash upon completion
Revenue is recognized based on a percentage of the cost of the construction project. Revenue recognition occurs upon completion of the contract (in the case of a normal capital improvement) or upon the tenant taking possession (in the case of a tenant improvement).

Both the advisory agreements and property management agreements have an original duration of one year or less, and we utilize the practical expedient applicable to such contracts and have not disclosed the transaction price for the remaining performance obligations as of the end of each reporting period nor when we expect to recognize this revenue. Due to the duration of the contracts, we have also utilized the practical expedient and made no adjustment to contract consideration for the effects of financing components.

Related Party Receivables—Summarized below is the detail of our outstanding receivable balance from related parties as of June 30, 2018 and December 31, 2017, respectively (in thousands):

	June 30, 2018		December 31, 2017
	REIT II	Other Parties	REIT II	Other Parties
Contract receivables:
Advisory	$365	$5	$256	$51
Property management and services	1,142	197	1,264	128
Total contract receivables	1,507	202	1,520	179
Other	129	4,036	72	4,331
Total	$1,636	$4,238	$1,592	$4,510

Organizational and Offering Costs—Under the terms of the advisory agreement, we have incurred organizational and offering costs related to REIT III, all of which are recorded in Accounts Receivable - Affiliates on the consolidated balance sheets. We have charged REIT III organizational and offering costs related to both its private placement and public offering, which were approximately $3.9 million and $2.0 million as of June 30, 2018 and December 31, 2017, respectively.

During the public offering period for REIT III we will receive an additional contingent advisor payment of 2.15% of the contract purchase price of each property or other real estate investment they acquire. This reimbursement is intended to allow us to recoup a portion of the dealer manager fees and organizational and offering expenses advanced by the REIT III Advisor, which we have a 75% interest. Therefore, this reimbursement shall not exceed the amount of organizational and offering expenses and dealer manager fees outstanding at the time of closing for the acquired property.

The initial $4.5 million we may incur to fund the dealer manager fee and other organizational and offering expenses related to the REIT III public offering, shall be retained by REIT III until the termination of their public offering, at which time such amount shall be paid.

13.	RELATED PARTY EXPENSE

Economic Dependency—Prior to the completion of the PELP transaction, we were dependent on Phillips Edison NTR LLC (“PE-NTR”), Phillips Edison & Company Ltd. (the “Property Manager”), and their respective affiliates for certain services that were essential to us, including asset acquisition and disposition decisions, asset management, operating and leasing of our properties, and other general and administrative responsibilities. Upon closing of the transaction in October 2017, our management structure became internalized and our relationship with PE-NTR and the Property Manager was acquired. As a result, we no longer pay the fees listed below and had no outstanding unpaid amounts related to those fees as of June 30, 2018 or December 31, 2017.

Advisory Agreement—PE-NTR and a previous advisor were entitled to specified fees and expenditure reimbursements for certain services, including managing our day-to-day activities and implementing our investment strategy under advisory agreements, as follows:

•	Asset management and subordinated participation fee paid out monthly in cash and/or Class B units;
•	Acquisition fee based on the cost of investments acquired/originated;
•	Acquisition expenses reimbursed related to selecting, evaluating, and acquiring assets; and
•	Disposition fee paid for substantial assistance in connection with the sale of a property.

Summarized below are the fees earned by and the expenses reimbursable for the three and six months ended June 30, 2017 (in thousands):

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Acquisition fees(1)	$902	$1,050
Due diligence fees(1)	183	213
Asset management fees(2)	5,228	10,317
OP unit distributions(3)	465	925
Class B unit distributions(4)	473	911
Disposition fees	19	19
Total	$7,270	$13,435
(1)	The majority of acquisition and due diligence fees are capitalized and allocated to the related investment in real estate assets on the consolidated balance sheets based on the acquisition-date fair values of the respective assets and liabilities acquired.
(2)	Asset management fees are presented in General and Administrative on the consolidated statements of operations.
(3)	Distributions are presented as Distributions to Noncontrolling Interests on the consolidated statements of equity.
(4)	The distributions paid to holders of unvested Class B units are presented in General and Administrative on the consolidated statements of operations.

Property Management Agreement—Prior to the completion of the PELP transaction in October 2017, all of our real properties were managed and leased by the Property Manager, which was wholly-owned by PELP. The Property Manager was entitled to the following specified fees and expenditure reimbursements:

•	Property management fee based on monthly gross cash receipts from the properties managed;
•	Leasing commissions paid for leasing services rendered with respect to a particular property;
•	Construction management costs paid for construction management services rendered with respect to a particular property; and
•	Other expenses and reimbursement incurred by the Property Manager on our behalf.

Summarized below are the fees earned by and the expenses reimbursable to the Property Manager for the three and six months ended June 30, 2017 (in thousands):

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Property management fees(1)	$2,683	$5,269
Leasing commissions(2)	2,077	4,400
Construction management fees(2)	380	684
Other fees and reimbursements(3)	1,912	3,621
Total	$7,052	$13,974
(1)	The property management fees are included in Property Operating on the consolidated statements of operations.
(2)	Leasing commissions paid for leases with terms less than one year were expensed immediately and included in Depreciation and Amortization on the consolidated statements of operations. Leasing commissions paid for leases with terms greater than one year, and construction management fees, were capitalized and amortized over the life of the related leases or assets.
(3)	Other fees and reimbursements are included in Property Operating and General and Administrative on the consolidated statements of operations based on the nature of the expense.

Other Related Party Matters—Under the terms of the advisory agreement, we have incurred organizational and offering costs related to REIT III. A portion of those costs were incurred by Griffin Capital Corporation (“Griffin sponsor”), a co-sponsor of REIT III. The Griffin sponsor owns a 25% interest and we own a 75% interest in the REIT III Advisor. As such, $0.9 million of the receivable we have from REIT III is reimbursable to the Griffin sponsor and is recorded in Accounts Payable - Affiliates on the consolidated balance sheets.

Upon completion of the PELP transaction, we assumed PELP’s obligation as the limited guarantor for up to $200 million, capped at $50 million in most instances, of NRP’s debt. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor.

14. FAIR VALUE MEASUREMENTS

The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

Debt Obligations—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.

The following is a summary of borrowings as of June 30, 2018 and December 31, 2017 (in thousands):

	June 30, 2018	December 31, 2017
Fair value	$1,820,280	$1,765,151
Recorded value(1)	1,852,500	1,823,040
(1)	Recorded value does not include deferred financing costs of $14.0 million and $16.0 million as of June 30, 2018 and December 31, 2017, respectively.

Recurring Fair Value Measurements—Our earn-out liability and interest rate swaps are measured and recognized at fair value on a recurring basis. The fair value measurements of those assets and liabilities as of June 30, 2018 and December 31, 2017, were as follows (in thousands):

	June 30, 2018			December 31, 2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Interest rate swaps-term loans(1)	$—	$34,839	$—	$—	$16,496	$—
Interest rate swap-mortgage note(1)	—	—	—	—	(61)	—
Earn-out liability(2)	—	—	(39,500)	—	—	(38,000)
(1)	We record derivative assets in Other Assets, Net and derivative liabilities in Accounts Payable and Other Liabilities on our consolidated balance sheets.
(2)	The estimated fair value of the earn-out is presented in Accounts Payable and Other Liabilities on the consolidated balance sheets. We will continue to estimate the fair value of this earn-out liability at each reporting date during the contingency period and record any changes on our consolidated statements of operations.

Earn-out—The terms of the PELP transaction include an earn-out structure with an opportunity for up to an additional 12.5 million OP units to be issued to PELP as additional consideration if certain milestones are achieved. The milestones are related to a liquidity event for our shareholders and fundraising targets in REIT III, of which PELP was a co-sponsor.

We estimate the fair value of this liability using weighted-average probabilities of likely outcomes. These estimates require us to make various assumptions about future share prices, timing of liquidity events, equity raise projections, and other items that are unobservable and are considered Level 3 inputs in the fair value hierarchy. In calculating the fair value of this liability, we have determined that the most likely range of potential outcomes includes a possibility of no additional OP units issued as well as up to 9 million out of the maximum 12.5 million units being issued.

Derivative Instruments—As of June 30, 2018 and December 31, 2017, we had interest rate swaps that fixed LIBOR on portions of our unsecured term loan facilities. For a more detailed discussion of these cash flow hedges, see Note 8.

All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of ASC 820, Fair Value Measurement, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of June 30, 2018 and December 31, 2017, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Nonrecurring Fair Value Measurements—Our real estate assets are measured and recognized at fair value on a nonrecurring basis dependent upon when we determine an impairment has occurred (see Note 5). We did not have any impaired real estate assets as of December 31, 2017. The fair value measurement of our impaired real estate asset as of June 30, 2018, was as follows (in thousands):

	June 30, 2018
	Level 1	Level 2	Level 3
Impaired real estate asset	$—	$5,300	$—

15.	SEGMENT INFORMATION

As of June 30, 2018, we operated through two business segments: Owned Real Estate and Investment Management. Prior to the completion of the PELP transaction in October 2017, we only operated through the Owned Real Estate segment. As a result, we did not report any segment disclosures for the three and six months ended June 30, 2017. We generate revenues and Segment Profit as follows:

•	Owned Real Estate: Our business objective is to own and operate well-occupied grocery-anchored shopping centers that generate cash flows to support distributions to our shareholders with the potential for capital appreciation. We typically invest in neighborhood shopping centers (generally containing less than 125,000 leasable square feet) located in attractive demographic markets throughout the United States where our management believes our fully integrated operating platform can add value. Through this segment, we own a diversified portfolio of shopping centers subject to long-term net leases with creditworthy tenants in the grocery, retail, restaurant, and service industries. As of June 30, 2018, we owned 235 properties.
•	Investment Management: Through this segment, we are responsible for managing the day-to-day affairs of the Managed Funds, identifying and making acquisitions and investments on their behalf, maintaining and operating their real properties, and recommending an approach for providing investors of the Managed Funds with liquidity. We generate revenues by providing asset management and property management services, such as revenues from leasing, acquisition, construction, and disposition services (see Note 12).

Our chief operating decision makers rely primarily on Segment Profit and similar measures to make decisions regarding allocating resources and assessing segment performance. We allocate certain operating expenses, such as employee-related costs and benefits, to our segments. Items not directly attributable to our Owned Real Estate or Investment Management segments are allocated to corporate general and administrative expenses, which is a reconciling item. The table below compares Segment Profit for each of our operating segments and reconciles total Segment Profit to Net Loss for the three and six months ended June 30, 2018 (in thousands):

	Three Months Ended June 30, 2018			Six Months Ended June 30, 2018
	Owned Real Estate	Investment Management	Total	Owned Real Estate	Investment Management	Total
Total revenues	$94,899	$9,274	$104,173	$189,253	$18,119	$207,372
Property operating expenses	(14,058)	(2,843)	(16,901)	(29,516)	(5,500)	(35,016)
Real estate tax expenses	(13,076)	(250)	(13,326)	(26,038)	(435)	(26,473)
General and administrative expenses	(804)	(3,420)	(4,224)	(1,229)	(6,043)	(7,272)
Segment profit	$66,961	$2,761	69,722	$132,470	$6,141	138,611
Corporate general and administrative expenses			(9,226)			(16,639)
Depreciation and amortization			(46,385)			(92,812)
Impairment of real estate assets			(10,939)			(10,939)
Interest expense, net			(17,051)			(33,830)
Other expense, net			(197)			(304)
Net loss			$(14,076)			$(15,913)

16. SUBSEQUENT EVENTS

Distributions—Distributions paid to stockholders and OP unit holders of record subsequent to June 30, 2018, were as follows (in thousands):

Month	Date of Record	Distribution Rate	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
June	6/15/2018	$0.05583344	7/2/2018	$12,672	$3,962	$8,710
July	7/16/2018	$0.05583344	8/1/2018	12,439	—	12,439

In August 2018 our Board authorized distributions for September, October, and November 2018 to the stockholders of record at the close of business on September 17, 2018, October 15, 2018, and November 15 2018, respectively, equal to a monthly amount of $0.05583344 per share of common stock. OP unit holders will receive distributions at the same rate as common stockholders.

PHILLIPS EDISON GROCERY CENTER REIT II, INC. AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Phillips Edison Grocery Center REIT II, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Phillips Edison Grocery Center REIT II, Inc., and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2017, the related notes and the consolidated financial statement schedule listed in the Index at Item 15 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 27, 2018

We have served as the Company’s auditor since 2013.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016
(In thousands, except per share amounts)

	2017	2016
ASSETS
Investment in real estate:
Land and improvements	$520,526	$452,515
Building and improvements	1,047,758	905,705
Acquired in-place lease assets	158,510	138,916
Acquired above-market lease assets	14,742	13,024
Total investment in property	1,741,536	1,510,160
Accumulated depreciation and amortization	(157,290)	(85,255)
Net investment in property	1,584,246	1,424,905
Investment in unconsolidated joint venture	16,076	14,287
Total investment in real estate assets, net	1,600,322	1,439,192
Cash and cash equivalents	1,435	8,259
Restricted cash	4,382	2,829
Other assets, net	46,178	36,247
Total assets	$1,652,317	$1,486,527
LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$775,275	$533,215
Acquired below market lease intangibles, net	54,994	53,196
Accounts payable – affiliates	1,808	3,499
Accounts payable and other liabilities	36,961	34,383
Total liabilities	869,038	624,293
Commitments and contingencies (Note 8)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and outstanding at December 31, 2017 and 2016, respectively	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 46,584 and 46,372 shares issued and outstanding at December 31, 2017 and 2016, respectively	468	463
Additional paid-in capital	1,031,685	1,026,887
Accumulated other comprehensive income	6,459	4,390
Accumulated deficit	(255,333)	(169,506)
Total equity	783,279	862,234
Total liabilities and equity	$1,652,317	$1,486,527

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015
(In thousands, except per share amounts)

	2017	2016	2015
Revenues:
Rental income	$119,444	$95,877	$44,494
Tenant recovery income	42,265	33,311	15,510
Other property income	868	608	409
Total revenues	162,577	129,796	60,413
Expenses:
Property operating	27,270	22,226	10,756
Real estate taxes	25,154	20,157	9,592
General and administrative	19,352	18,139	3,744
Acquisition expenses	586	10,754	13,661
Termination of affiliate arrangements	5,962	—	—
Depreciation and amortization	71,200	56,541	25,778
Total expenses	149,524	127,817	63,531
Other:
Interest expense, net	(22,494)	(10,970)	(3,990)
Gain on contribution of properties to unconsolidated joint venture	—	3,341	—
Other (loss) income, net	(90)	153	410
Net loss	$(9,531)	$(5,497)	$(6,698)
Per share information - basic and diluted:
Loss per share - basic and diluted	$(0.20)	$(0.12)	$(0.18)
Weighted-average common shares outstanding:
Basic	46,544	46,228	36,538
Diluted	46,544	46,230	36,538

Comprehensive loss:
Net loss	$(9,531)	$(5,497)	$(6,698)
Other comprehensive income:
Change in unrealized gain on interest rate swaps	1,553	4,390	—
Comprehensive loss	$(7,978)	$(1,107)	$(6,698)

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015
(In thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Equity
	Shares	Amount
Balance at January 1, 2015	22,548	$225	$490,996	$—	$(22,720)	$468,501
Issuance of common stock	22,136	221	549,054	—	—	549,275
Share repurchases	(215)	(2)	(5,047)	—	—	(5,049)
Distribution Reinvestment Plan (“DRIP”)	1,254	14	29,768	—	—	29,782
Common distributions declared, $1.62 per share	—	—	—	—	(59,390)	(59,390)
Offering costs	—	—	(53,136)	—	—	(53,136)
Net loss	—	—	—	—	(6,698)	(6,698)
Balance at December 31, 2015	45,723	$458	$1,011,635	$—	$(88,808)	$923,285
Share repurchases	(1,021)	(12)	(23,019)	—	—	(23,031)
DRIP	1,670	17	38,246	—	—	38,263
Change in unrealized gain on interest rate swaps	—	—	—	4,390	—	4,390
Common distributions declared, $1.62 per share	—	—	—	—	(75,201)	(75,201)
Share-based compensation	—	—	25	—	—	25
Net loss	—	—	—	—	(5,497)	(5,497)
Balance at December 31, 2016, as reported	46,372	$463	$1,026,887	$4,390	$(169,506)	$862,234
Adoption of new accounting pronouncement (see Note 9)	—	—	—	516	(516)	—
Balance at January 1, 2017, as adjusted	46,372	$463	$1,026,887	$4,906	$(170,022)	$862,234
Share repurchases	(1,402)	(13)	(31,759)	—	—	(31,772)
DRIP	1,613	18	36,519	—	—	36,537
Change in unrealized gain on interest rate swaps	—	—	—	1,553	—	1,553
Common distributions declared, $1.62 per share	—	—	—	—	(75,780)	(75,780)
Share-based compensation	1	—	38	—	—	38
Net loss	—	—	—	—	(9,531)	(9,531)
Balance at December 31, 2017	46,584	$468	$1,031,685	$6,459	$(255,333)	$783,279

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015
(In thousands)

	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,531)	$(5,497)	$(6,698)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	69,937	55,219	24,889
Net amortization of above- and below-market leases	(2,365)	(2,142)	(1,151)
Amortization of deferred financing expense	2,802	2,245	1,056
Gain on contribution of properties	—	(3,341)	—
Changes in fair value of derivatives	(595)	(1,076)	(107)
Straight-line rental income	(2,407)	(2,767)	(2,056)
Equity in net loss of unconsolidated joint venture	115	316	—
Other	184	407	(45)
Changes in operating assets and liabilities:
Accounts receivable and accounts payable – affiliates	(1,691)	2,365	1,890
Other assets	(9,323)	(10,079)	(10,541)
Accounts payable and other liabilities	3,182	9,703	9,381
Net cash provided by operating activities	50,308	45,353	16,618
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(174,701)	(422,416)	(609,281)
Capital expenditures	(20,930)	(17,803)	(8,660)
Change in restricted cash and investments	(1,553)	(1,680)	(913)
Investment in unconsolidated joint venture	(2,854)	(7,715)	—
Return of investment in unconsolidated joint venture	950	—	—
Proceeds after contribution to unconsolidated joint venture	—	87,386	—
Principal disbursement on notes receivable - affiliates	(1,272)	—	—
Principal proceeds on notes receivable - affiliates	1,272	—	—
Net cash used in investing activities	(199,088)	(362,228)	(618,854)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility	29,357	28,000	—
Proceeds from mortgages and loans payable	200,000	370,000	—
Payments on mortgages and loans payable	(14,460)	(22,727)	(20,745)
Payments of deferred financing expenses	(2,400)	(5,722)	(1,192)
Distributions paid, net of DRIP	(39,208)	(36,864)	(26,332)
Repurchases of common stock	(31,333)	(24,912)	(3,250)
Payment of offering costs	—	—	(57,278)
Proceeds from issuance of common stock	—	—	549,275
Net cash provided by financing activities	141,956	307,775	440,478
Net decrease in cash and cash equivalents	(6,824)	(9,100)	(161,758)
CASH AND CASH EQUIVALENTS:
Beginning of period	8,259	17,359	179,117
End of period	$1,435	$8,259	$17,359

SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$20,256	$9,347	$3,562
Fair value of assumed debt	29,015	80,956	74,553
Assumed interest rate swaps	—	—	1,517
Initial investment in unconsolidated joint venture	—	6,888	—
Accrued capital expenditures	2,385	2,490	5,873
Change in offering costs payable to sponsor(s)	—	—	(4,142)
Change in distributions payable	35	75	3,276
Change in accrued share repurchase obligation	439	(1,881)	1,799
Distributions reinvested	36,537	38,263	29,782

See notes to consolidated financial statements.

Phillips Edison Grocery Center REIT II, Inc.
Notes to Consolidated Financial Statements

1.	ORGANIZATION

Phillips Edison Grocery Center REIT II, Inc. (“we,” the “Company,” “our,” or “us”) was formed as a Maryland corporation in June 2013. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership II, L.P., (the “Operating Partnership”), a Delaware limited partnership formed in June 2013. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, PE Grocery Center OP GP II LLC, is the sole general partner of the Operating Partnership.

We invest primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers that have a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate or real estate-related assets.

Our advisor and property managers are owned by Phillips Edison & Company, Inc. and its subsidiaries (“PECO,” “Advisor,” or “Manager”), formerly known as Phillips Edison Grocery Center REIT I, Inc. On October 4, 2017, PECO acquired our advisor and property managers from Phillips Edison Limited Partnership (“PELP”). Under the terms of the advisory agreement (“Advisory Agreement”) and the master property management and master services agreements (“Management Agreements”) between subsidiaries of PECO and us, PECO is responsible for the management of our day-to-day activities and the implementation of our investment strategy.

As of December 31, 2017, we wholly-owned fee simple interests in 85 real estate properties acquired from third parties unaffiliated with us or PECO. In addition, we owned a 20% equity interest in a joint venture that owned 14 real estate properties as of December 31, 2017 (see Note 4).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership and its wholly-owned subsidiaries (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

Partially-Owned Entities—If we determine that we are an owner in a variable-interest entity (“VIE”), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For a partially-owned entity determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity. We have determined that the Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE and our partnership interest is considered a majority voting interest. As such, we have consolidated the Operating Partnership and its wholly-owned subsidiaries.

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions, the valuation and nature of derivatives and their effectiveness as hedges; and other fair value measurement assessments required for the preparation of consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts and money market funds. The cash and cash equivalent balances at one or more of our financial institutions exceeds the Federal Depository Insurance Corporation (“FDIC”) insurance coverage.

Restricted Cash—Restricted cash primarily consists of escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, and other amounts required to be escrowed pursuant to loan agreements.

Investment in Property and Lease Intangibles—In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update amended existing guidance in order to clarify when an integrated set of assets and activities is considered a business. We adopted ASU 2017-01 on January 1, 2017, and applied it prospectively. Under this new guidance, most of our real estate acquisition activity is no longer considered a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs that would have been recorded on our consolidated statements of operations prior to adoption have been capitalized and will be amortized over the life of the related asset. Costs incurred related to properties that were not ultimately acquired were recorded as Acquisition Expenses on our consolidated statements of operations. As of December 31, 2017, none of our real estate acquisitions in 2017 met the definition of a business; therefore, we accounted for all as asset acquisitions.

Real estate assets are stated at cost less accumulated depreciation. The majority of acquisition-related costs are capitalized and allocated to the various classes of assets acquired. These costs are then amortized over the estimated useful lives associated with the assets acquired. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally not to exceed 5-7 years for furniture, fixtures and equipment, 15 years for land improvements, and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. If deemed unrecoverable on an undiscounted basis, such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. We recorded no impairments for the years ended December 31, 2017, 2016, and 2015.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the weighted-average remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using discount rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also consider fixed rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and we determine that the tenant has a financial incentive to exercise such option, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

We estimate the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance is amortized over the life of the mortgage note payable as an adjustment to interest expense.

Deferred Financing Expenses—Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing costs related to our term loan facilities and mortgages are in Debt Obligations, Net, while deferred financing costs related to our revolving credit facility are in Other Assets, Net, on our consolidated balance sheets. Deferred financing costs related to the revolving credit facility were $0.6 million and $1.8 million, as of December 31, 2017 and 2016, respectively, which are net of accumulated amortization of $3.4 million and $2.2 million, respectively.

Fair Value Measurement—Accounting Standard Codification (“ASC”) 820, Fair Value Measurement (“ASC 820”), defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

Considerable judgment is necessary to develop estimated fair values of financial and non-financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we did or could actually realize upon disposition of the financial assets and liabilities previously sold or currently held.

Gain on Sale of Assets—We recognize sales of assets only upon the closing of the transaction with the purchaser. We recognize gains on assets sold upon closing if the collectibility of the sales price is reasonably assured, we are not obligated to perform any significant activities after the sale to earn the profit, we have received adequate initial investment from the purchaser, and other profit recognition criteria have been satisfied. We may defer recognition of gains in whole or in part until: (i) the profit is determinable, meaning that the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated; and (ii) the earnings process is virtually complete, meaning that we are not obliged to perform any significant activities after the sale to earn the profit. Gains and losses on transfers of operating properties resulting from the sale of a partial interest in properties to unconsolidated joint ventures are recognized using the partial sale provisions under ASC 360-20, Property, Plant & Equipment - Real Estate Sales.

Investment in Unconsolidated Joint Venture—We account for our investment in our unconsolidated joint venture using the equity method of accounting as we exercise significant influence over, but do not control, this entity. This investment was initially recorded at cost and is subsequently adjusted for contributions made to and distributions received from the joint venture. Earnings or loss for our investment are recognized in accordance with the terms of the applicable joint venture agreement, generally through a pro rata allocation. Under a pro rata allocation, net income or loss is allocated between the partners in the joint venture based on their respective stated ownership percentages.

To recognize the character of distributions from our unconsolidated joint venture, we review the nature of cash distributions received for purposes of determining whether such distributions should be classified as either a return on investment, which would be included in operating activities, or a return of investment, which would be included in investing activities on the consolidated statements of cash flows.

On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions, that the value of our investment in our unconsolidated joint venture may be impaired. An investment’s value is impaired only if management’s estimate of the fair value of the investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.

Management’s estimates of fair value are based upon a discounted cash flow model for each specific investment that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums, capitalization rates, discount rates and credit spreads used in these models are based upon rates we believe to be within a reasonable range of current market rates.

Revenue Recognition—We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;
•	whether the tenant or landlord retains legal title to the improvements;
•	the uniqueness of the improvements;
•	the expected economic life of the tenant improvements relative to the length of the lease; and
•	who constructs or directs the construction of the improvements.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease. As of December 31, 2017 and 2016, the deferred rent receivable was $7.7 million and $5.1 million, respectively. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.

We periodically review the collectability of outstanding receivables, which were $21.4 million and $16.1 million as of December 31, 2017 and 2016, respectively. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. As of December 31, 2017 and 2016, the bad debt reserve was $2.1 million and $1.0 million, respectively.

We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets.

Income Taxes—We have elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). Our qualification and taxation as a REIT depends on our ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If we fail to qualify as a REIT for any reason in a taxable year, we will be subject to tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which we fail to qualify as a REIT. We will also be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income. Additionally, GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the consolidated financial statements if it is more likely than not that the tax position will be sustained upon examination. We believe it is more likely than not that our tax positions will be sustained in any tax examinations. We are continuing to evaluate the impact of the Tax Cuts and Jobs Act on the organization as a whole. We do not expect the impact of the Tax Cuts and Jobs Act to have a material impact on the financial statements.

The tax composition of our distributions declared for the years ended December 31, 2017 and 2016, was as follows:

	2017	2016
Ordinary Income	14.84%	19.81%
Return of Capital	85.16%	80.19%
Total	100.00%	100.00%

Repurchase of Common Stock—We offer a share repurchase program (“SRP”) which may allow certain stockholders to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 10). Under our SRP, the maximum amount of common stock that we may redeem, at the shareholder’s election, during any calendar year is limited, among other things, to 5% of the weighted-average number of shares outstanding during the prior calendar year. The maximum amount is reduced each reporting period by the current year share redemptions to date. In addition, the cash available for repurchases on any particular date is generally limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the beginning of that period.

Shares repurchased pursuant to our SRP are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders’ equity. Our accounting policy related to share repurchases is to reduce common stock based on the par value of the shares and to reduce capital surplus for the excess of the repurchase price over the par value. Since the inception of the SRP, we have had an accumulated deficit balance; therefore, the excess over the par value has been applied to additional paid-in capital. Once we have retained earnings, the excess will be charged entirely to retained earnings.

Class B Units—We issue Class B units of the Operating Partnership as compensation for the asset management services provided by PECO under our Advisory Agreement. Under the limited partnership agreement of the Operating Partnership, as amended, the Class B units vests, and are no longer subject to forfeiture, at such time as the following events occur: (x) the value of the Operating Partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle” or the “market condition”); (y) any one of the following occurs: (1) the termination of our Advisory Agreement by an affirmative vote of a majority of our independent directors without cause, provided that we do not engage an affiliate of PECO as our new external advisor following such termination; (2) a listing event; or (3) another liquidity event; and (z) the advisor under such Advisory Agreement is still providing advisory services to us (the “service condition”). Such Class B units will be forfeited immediately if: (a) the Advisory Agreement is terminated for cause; or (b) the Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

The Class B units have both a market condition and a service condition up to and through a Liquidity Event (“Liquidity Event”). A Liquidity Event is defined as being the first to occur of the following: (i) a listing, (ii) a termination without cause (as discussed above), or (iii) another liquidity event. Therefore, the vesting of Class B units occurs only upon completion of both the market condition and service condition. Additionally, PECO has no disincentive for nonperformance other than the forfeiture of Class B units, which is not a sufficiently large disincentive for nonperformance and, accordingly, no performance commitment exists. Because PECO can be terminated without cause before a Liquidity Event occurs, and at such time the market condition and service condition may not be satisfied, the Class B units may be forfeited. Additionally, if the market condition and service condition had been satisfied and a Liquidity Event had not occurred, the Class B unit holders could not control the Liquidity Event because each of the aforementioned events that represent a Liquidity Event must be approved unanimously by our independent directors. As a result, we have concluded that the service condition is not probable.

Because the satisfaction of the market and service conditions is not probable, no compensation will be recognized unless the market condition and service condition become probable. Based on our conclusion of the market condition and service condition not being probable, the Class B units will be treated as unissued for accounting purposes until the market condition, service condition and liquidity event have been achieved. However, as the Class B unit holders are not required to return the distributions if the Class B units are forfeited before they vest, the distributions will be treated as compensation expense. This expense will be calculated as the product of the number of unvested Class B units issued to date and the stated distribution rate at the time such distribution is authorized.

We have concluded that PECO’s performance under the Advisory Agreement is not complete until it has served as the advisor through the date of a Liquidity Event because, prior to such date, the Class B units are subject to forfeiture by the unit holders. As a result, we have concluded the measurement date occurs when a Liquidity Event has occurred and at such time PECO has continued providing advisory services, and that the Class B units are not considered issued until such a Liquidity Event.

Stock-based Compensation—We account for our stock-based compensation plan based on guidance which requires that compensation expense be recognized on the fair value of the stock awards less estimated forfeitures. Our restricted stock grants vest based upon the completion of a service period (“service-based grants”). Service-based grants are valued according to the determined value per share for our common stock at the date of grant. Awards of service-based grants of stock are expensed as compensation on a straight-line basis over the vesting period. These awards follow a graded vesting schedule over approximately four years. For the years ended December 31, 2017 and 2016, we recognized $38,000 and $25,000, respectively, of stock-based compensation expense as a component of General and Administrative Expense on the consolidated statements of operations. As of December 31, 2017, we had $74,000 of total unrecognized compensation cost related to unvested stock compensation. Such unrecognized compensation cost is expected to be recognized over a weighted average period of approximately two years.

Segment Reporting—In 2017, we modified our approach of evaluating operating segments. We internally evaluate the operating performance of our portfolio of properties and currently do not differentiate properties by geography, size, or type. As operating performance is reviewed at a portfolio level rather than at a property level, our entire portfolio of properties is considered to be one operating segment. Accordingly, we did not report any other segment disclosures in 2017.

Impact of Recently Issued Accounting Pronouncements—The following table provides a brief description of recent accounting pronouncements that could have a material effect on our financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)
This update amends existing guidance in order to provide consistency in accounting for the derecognition of a business or nonprofit activity. It is effective for annual reporting periods beginning after December 15, 2017, but early adoption is permitted.
January 1, 2018
We adopted this standard concurrently with ASU 2014-09, listed below. We expect the adoption will impact our transactions that are subject to the amendments, which, although expected to be infrequent, would include a partial sale of real estate or contribution of a nonfinancial asset to form a joint venture.

As it relates to gains on sale of real estate, we expect to recognize any gains when we transfer control of a property and will no longer apply existing sales criteria in ASC 360, Property, Plant, and Equipment. We have evaluated the impact of ASU 2017-05 on $0.5 million of deferred gains relating to the contribution of real estate assets in 2016 to our joint venture. We will recognize on January 1, 2018, through a cumulative effect adjustment to retained earnings, this deferred gain. Other than the cumulative effect adjustment relating to this deferred gain, the adoption of ASC 606 did not have a significant impact.

ASU 2016-18, Statement of Cash Flows (Topic 230)
This update amends existing guidance in order to clarify the classification and presentation of restricted cash on the statement of cash flows. It is effective for annual reporting periods beginning after December 15, 2017, but early adoption is permitted.
January 1, 2018
Upon adoption, we will include amounts generally described as restricted cash within the beginning-of-period and end-of-period total amounts on the statement of cash flows. This change will not have a material impact on the consolidated financial statements.

ASU 2016-15, Statement of Cash Flows (Topic 230)
This update addresses the presentation of eight specific cash receipts and cash payments on the statement of cash flows. It is effective for annual reporting periods beginning after December 15, 2017, but early adoption is permitted.
January 1, 2018
We have evaluated the impact the adoption of this standard will have on our consolidated financial statements. Of the eight specific cash receipts and cash payments listed within this guidance, only three would be applicable to our business as it stands currently: debt prepayment or debt extinguishment costs, proceeds from settlement of insurance claims, and distributions received from equity method investees. This change will not have a material impact on the consolidated financial statements. We will apply the guidance for all of the eight cash flow types to any future transactions when applicable.

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02, Leases (Topic 842)
This update amends existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for annual reporting periods beginning after December 15, 2018, but early adoption is permitted.
January 1, 2019
We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements. We have identified areas within our accounting policies we believe could be impacted by the new standard. This standard impacts the lessor’s ability to capitalize certain costs related to leasing, which will result in a reduction in the amount of execution costs currently being capitalized in connection with leasing activities. In January 2018, the FASB issued a proposed ASU related to ASC 842. The update would allow lessors to use a practical expedient to account for non-lease components and related lease components as a single lease component instead of accounting for them separately, if certain conditions are met. This proposal is currently under consideration by regulators. We also expect to recognize right of use assets on our consolidated balance sheets related to certain ground leases where we are the lessee. We will continue to evaluate the effect the adoption of ASU 2016-02 will have on our consolidated financial statements. However, we currently believe that the adoption of ASU 2016-02 will not have a material impact on our consolidated financial statements.

ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
This update outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it also applies to certain other transactions such as the sale of real estate or equipment. Expanded quantitative and qualitative disclosures are also required for contracts subject to ASU 2014-09. In 2015, the FASB provided for a one-year deferral of the effective date for ASU 2014-09, making it effective for annual reporting periods beginning after December 15, 2017.
January 1, 2018
Our revenue-producing contracts are primarily leases that are not within the scope of this standard. As a result, the adoption of this standard did not have a material impact on our rental or reimbursement revenue. We are adopting this guidance on a modified retrospective basis.

The following table provides a brief description of newly adopted accounting pronouncements and their effect on our financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-12, Derivatives and Hedging (Topic 815)	This update amended existing guidance in order to better align a company’s financial reporting for hedging activities with the economic objectives of those activities.	September 2017
Upon adoption, we included a disclosure related to the effect of our hedging activities on our consolidated statements of operations. This disclosure also eliminated the periodic measurement and recognition of hedging ineffectiveness. We adopted this guidance on a modified retrospective basis and applied an adjustment to Accumulated Other Comprehensive Income with a corresponding adjustment to the opening balance of Accumulated Deficit as of the beginning of 2017. For a more detailed discussion of this adoption, see Note 9.

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-01, Business Combinations (Topic 805)	This update amended existing guidance in order to clarify when an integrated set of assets and activities is considered a business.	January 1, 2017
During the year ended December 31, 2017, we capitalized $4.5 million of acquisition costs as a result of this adoption. For a more detailed discussion of the effect of this adoption on our financial statements, refer to the Investment in Property and Lease Intangibles section above.

Reclassification—The following line items on our consolidated balance sheet for the year ended December 31, 2016, were reclassified to conform to the current year presentation:

•	Restricted Cash was separately disclosed due to significance in the current period. In the previous period these amounts were included in Other Assets, Net.
3.	FAIR VALUE MEASUREMENTS

The following describes the methods we use to estimate the fair value of our financial and non-financial assets and liabilities:

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

Debt Obligations—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rate used approximates current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.

The following is a summary of borrowings as of December 31, 2017 and 2016 (dollars in thousands):

	2017	2016
Fair value	$770,537	$527,167
Recorded value(1)	780,545	537,736
(1)	Recorded value does not include net deferred financing costs of $5.3 million and $4.5 million as of December 31, 2017 and 2016, respectively.

Derivative Instruments—As of December 31, 2017, we had five interest rate swaps that fixed LIBOR on $570 million of our unsecured term loan facilities (“Term Loans”) and as of December 31, 2016, we had two interest rate swaps that fixed LIBOR on $243 million of the Term Loans. For a more detailed discussion of our cash flow hedges, see Note 9. As of December 31, 2017 and 2016, we were also party to two interest rate swaps that fixed the variable interest rate on $15.4 million and $15.8 million, respectively, of two of our variable-rate mortgage notes. The change in fair value of these instruments is recorded in Other (Loss) Income, Net on the consolidated statements of operations and was not material for the years ended December 31, 2017, 2016, or 2015.

All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

In accordance with ASC 820 Fair Value Measurement, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2017 and 2016, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

We record derivative assets as Other Assets, Net and derivative liabilities as Accounts Payable and Other Liabilities on our consolidated balance sheets. The fair value measurements of our derivative assets and liabilities as of December 31, 2017 and 2016 were as follows (in thousands):

	2017	2016
Derivative asset:
Interest rate swaps designated as hedging instruments - Term Loans	$6,544	$5,369
Derivative liability:
Interest rate swaps designated as hedging instruments - Term Loans	$85	$463
Interest rate swaps not designated as hedging instruments - mortgage notes	255	850
Total	$340	$1,313
4.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

In March 2016, we entered into a joint venture (“Joint Venture”) where we may contribute up to $50 million of equity. In 2016, we made an initial net contribution of $6.9 million, consisting of six shopping centers valued at approximately $94.3 million in exchange for $87.4 million in cash. The contribution of properties was considered a partial sale, and as a result, we deferred 20% of the gain from the contribution and recognized an immediate net gain of $3.3 million. The following table summarizes our unconsolidated joint venture as of December 31, 2017 and 2016 (dollars in thousands):

	Ownership Percentage	Number of Shopping Centers	Contributions		Distributions
			2017	2016	2017	2016
Joint Venture	20%	14	$2,854	$7,715	$950	$—

In March 2017, our board of directors approved certain short-term loans (the “JV Loans”) that we may provide to the Joint Venture for its acquisition needs. The JV Loans have terms of up to 60 days, and are to be funded 20% by us. Our portion of the outstanding principal should not exceed $15 million at any given time. The JV Loans will incur interest at a rate equal to the greater of a) LIBOR plus 1.70%, or b) the borrowing rate on our revolving credit facility. In June 2017, we loaned the Joint Venture $1.3 million, which was subsequently repaid in July 2017. As of December 31, 2017, there were no outstanding loans between the Joint Venture and us.

5.	REAL ESTATE ACQUISITIONS

During the year ended December 31, 2017, we acquired eleven grocery-anchored shopping centers. During the year ended December 31, 2016, we acquired 23 grocery-anchored shopping centers and additional real estate adjacent to a previously acquired center.

For the years ended December 31, 2017 and 2016, we allocated the purchase prices to the fair value of the assets acquired and liabilities assumed as follows (in thousands):

	2017	2016
Land and improvements	$59,969	$156,577
Building and improvements	129,451	316,806
Acquired in-place leases	19,594	48,554
Acquired above-market leases	1,718	2,547
Acquired below-market leases	(6,394)	(18,017)
Total assets and lease liabilities acquired	204,338	506,467
Less: Fair value of assumed debt at acquisition	29,015	80,956
Net assets acquired	$175,323	$425,511

The weighted-average amortization periods for in-place, above-market, and below-market lease intangibles acquired during the years ended December 31, 2017 and 2016, are as follows (in years):

	2017	2016
Acquired in-place leases	11	12
Acquired above-market leases	7	7
Acquired below-market leases	19	16
6.	ACQUIRED INTANGIBLE LEASES

Acquired intangible lease assets and liabilities consisted of the following amounts as of December 31, 2017 and 2016 (in thousands):

	2017	2016
In-place leases	$158,510	$138,916
Above-market leases	14,742	13,024
Total intangible lease assets	173,252	151,940
Accumulated amortization	(42,124)	(23,274)
Net intangible lease assets	$131,128	$128,666

Below-market lease liabilities	$65,953	$59,558
Accumulated amortization	(10,959)	(6,362)
Net below-market lease liabilities	$54,994	$53,196

Summarized below is the amortization recorded on the intangible assets and liabilities for the years ended December 31, 2017, 2016 and 2015, (in thousands):

	2017	2016	2015
In-place leases	$16,618	$13,201	$6,665
Above-market leases	2,232	1,883	987
Below-market leases	(4,597)	(4,025)	(2,138)
Total	$14,253	$11,059	$5,514

Estimated future amortization of the respective acquired intangible lease assets and liabilities as of December 31, 2017, for each of the next five years is as follows (in thousands):

Year	In-Place Leases	Above-Market Leases	Below-Market Leases
2018	$16,477	$2,206	$(4,616)
2019	15,774	1,855	(4,510)
2020	15,020	1,461	(4,402)
2021	13,044	1,200	(4,362)
2022	11,684	986	(4,205)
7.	DEBT OBLIGATIONS, NET

The following is a summary of the outstanding principal balances of our debt obligations as of December 31, 2017 and 2016 (in thousands):

	Interest Rate(1)	2017	2016
Revolving credit facility(2)	3.04%	$57,357	$28,000
Term loans(3)	2.24%-4.09%	570,000	370,000
Mortgages payable(4)	3.45%-6.64%	149,081	134,941
Assumed below-market debt adjustment, net(5)		4,107	4,795
Deferred financing costs, net(6)		(5,270)	(4,521)
Total		$775,275	$533,215
(1)	Includes the effects of derivative financial instruments (see Notes 3 and 9).
(2)	The revolving credit facility matures in July 2018. We intend to exercise an option to extend the maturity date to January 2019. Gross borrowings under our revolving credit facility were $313.0 million and gross payments on our revolving credit facility were $283.6 million during the year ended December 31, 2017. The revolving credit facility had a maximum capacity of $350 million as of December 31, 2017 and 2016.

(3)	The term loans consist of a $185 million tranche maturing in 2019 and a $185 million tranche maturing in 2020, each of which have options to extend to 2021. A maturity date extension for the first or second tranche on the term loans requires the payment of an extension fee of 0.15% of the outstanding principal amount of the corresponding tranche. In September 2017, we executed a new $200 million term loan, which matures in 2024.
(4)	Due to the non-recourse nature of our fixed-rate mortgages, the assets and liabilities of the related properties are neither available to pay the debts of the consolidated property-holding limited liability companies nor constitute obligations of such consolidated limited liability companies as of December 31, 2017.
(5)	Net of accumulated amortization of $2.0 million and $1.3 million as of December 31, 2017 and 2016, respectively.
(6)	Net of accumulated amortization of $2.6 million and $1.2 million as of December 31, 2017 and 2016, respectively.

As of December 31, 2017 and 2016, the weighted-average interest rate for all of our debt obligations was 3.5% and 3.0%, respectively.

The allocation of total debt between fixed and variable-rate as well as between secured and unsecured, excluding market debt adjustments and deferred financing costs is summarized below (in thousands):

	2017	2016
As to interest rate:(1)
Fixed-rate debt	$719,081	$377,941
Variable-rate debt	57,357	155,000
Total	$776,438	$532,941
As to collateralization:
Unsecured debt	$627,357	$398,000
Secured debt	149,081	134,941
Total	$776,438	$532,941
(1)	Includes the effects of derivative financial instruments (see Notes 3 and 9).

Below is a listing of our maturity schedule with the respective principal payment obligations as of December 31, 2017, excluding market debt adjustments and deferred financing costs (in thousands):

	2018	2019	2020	2021	2022	Thereafter	Total
Revolving credit facility(1)	$57,357	$—	$—	$—	$—	$—	$57,357
Term loans	—	185,000	185,000	—	—	200,000	570,000
Mortgages payable	26,368	2,848	2,985	51,931	19,666	45,283	149,081
Total maturing debt	$83,725	$187,848	$187,985	$51,931	$19,666	$245,283	$776,438
(1)	The revolving credit facility matures in July 2018. We intend to exercise an option to extend the maturity date to January 2019.
8.	COMMITMENTS AND CONTINGENCIES

Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.

Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property, and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.

Operating Lease—We lease land under a long-term lease at one property, which was acquired in 2016. The lease term expires in December 2020, at which time the lessor has the first option to sell the property to us, or otherwise we have the option to extend the lease. Total rental expense for the lease was $0.4 million and $0.3 million for the years ended December 31, 2017 and 2016, respectively. Approximate minimum rental commitments remaining under the noncancelable terms of the lease as of December 31, 2017, are as follows: (i) 2018, $364,000; (ii) 2019, $364,000; and (iii) 2020, $364,000. There is no rental commitment for 2021 or thereafter.

9.	DERIVATIVES AND HEDGING ACTIVITIES

In September 2017, we adopted ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This update amended existing guidance in order to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. It requires us to disclose the effect of our hedging activities on our consolidated statements of operations and eliminated the periodic measurement and recognition of hedging ineffectiveness.

In accordance with the modified retrospective transition method required by ASU 2017-12, we recognized the cumulative effect of the change, representing the reversal of the $0.5 million cumulative ineffectiveness gain as of December 31, 2016, in the opening balance of Accumulated Other Comprehensive Income (“AOCI”) with a corresponding adjustment to the opening balance of Accumulated Deficit as of the beginning of 2017.

Risk Management Objective of Using Derivatives

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Cash Flow Hedges of Interest Rate Risk

Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2017 and 2016, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. The ineffectiveness previously reported in earnings for the quarters ended March 31, 2017 and June 30, 2017, was adjusted to reflect application of the provisions of ASU 2017-12 as of the beginning of 2017 (as discussed above). This adjustment was not material.

Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $1.9 million will be reclassified from Other Comprehensive Income to Interest Expense, Net.

The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of December 31, 2017 and 2016 (notional amounts in thousands):

	2017	2016(1)
Count	5	4
Notional Amount	$570,000	$370,000
Fixed LIBOR	0.7%-2.2%	0.7%-1.7%
Maturity Date	2019-2024	2019-2020
(1)	Two of the interest rate swaps with a notional amount of $127 million were entered into in December 2016, but were not effective until January 2017.

The table below details the location of the gain or loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2017 and 2016 (in thousands). There were no cash flow hedges in 2015.

	2017	2016
Amount of gain recognized in other comprehensive income on derivatives	$1,451	$4,199
Amount of gain reclassified from AOCI into interest expense	102	191

Credit risk-related Contingent Features

We have agreements with our derivative counterparties that contain provisions where, if we either default or are capable of being declared in default on any of our indebtedness, we could also be declared to be in default on our derivative obligations.

As of December 31, 2017, the fair value of our derivatives in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk related to these agreements, was approximately $0.3 million. As of December 31, 2017, we had not posted any collateral related to these agreements and were not in breach of any agreement provisions. If we had breached any of these provisions, we could have been required to settle our obligations under the agreements at their termination value of $0.3 million.

10.	EQUITY

General—The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. Our charter does not provide for cumulative voting in the election of directors.

On May 9, 2017, our board of directors increased its estimated value per share of our common stock to $22.75 based substantially on the estimated market value of our portfolio of real estate properties as of March 31, 2017. We engaged a third party valuation firm to provide a calculation of the range in estimated value per share of our common stock as of March 31, 2017, which reflected certain balance sheet assets and liabilities as of that date.

Distribution Reinvestment Plan—We have adopted a DRIP that allows stockholders to invest distributions in additional shares of our common stock. Before our board of directors approved an increased estimated value per share on May 9, 2017, shares were issued under the DRIP at a price of $22.50 per share. Subsequent to that date, participants acquired and continue to acquire shares of common stock through the DRIP at a price of $22.75 per share.

Share Repurchase Program—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations. The cash available for repurchases on any particular date will generally be limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the beginning of that period. The board of directors reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase. Effective April 14, 2016, the repurchase price per share for all stockholders was equal to the estimated value per share of $22.50, which was subsequently increased to $22.75 on May 9, 2017.

During the year ended December 31, 2017, repurchase requests surpassed the funding limits under the SRP. Approximately 1.4 million shares of common stock were repurchased under our SRP during the year ended December 31, 2017. Due to the program’s funding limits, the funds available for repurchases in 2018 are expected to be insufficient to meet all requests. When we are unable to fulfill all repurchase requests in a given month, we will honor requests on a pro rata basis to the extent funds are available until the requests are satisfied or withdrawn. We will continue to fulfill all repurchases sought upon a stockholder’s death, “qualifying disability,” or “determination of incompetence” in accordance with the terms of the SRP.

Class B Units—The Operating Partnership issues limited partnership units that are designated as Class B units for asset management services provided by PECO. The vesting of Class B units is contingent upon a market condition and service condition. We had 0.4 million unvested Class B units outstanding as of December 31, 2017 and 2016.

In September 2017, we entered into an agreement with American Realty Capital PECO II Advisors, LLC (“ARC”) and its affiliates to terminate all remaining contractual and economic relationships between us and ARC. In exchange for a payment of $6 million, ARC and its affiliates sold their unvested Class B units and their interests in a special limited partner interest co-owned with PELP back to us, and terminated all fee-sharing arrangements with PECO. As a result, our ongoing fees payable to the Advisor have been reduced by 15% (see Note 12).

11. EARNINGS PER SHARE

We use the two-class method of computing earnings per share (“EPS”), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

Restricted stock is granted under our 2013 Independent Director Stock Plan and is potentially dilutive. There were 4,968 and 4,448 shares of restricted stock outstanding as of December 31, 2017 and 2016, respectively. There were no shares of restricted stock outstanding as of December 31, 2015. During periods of net loss, these securities are anti-dilutive and, as a result, are excluded from the weighted-average common shares used to calculate diluted EPS.

Class B units are participating securities as they contain non-forfeitable rights to dividends or dividend equivalents, and are potentially dilutive due to their right of conversion to common stock upon vesting. There were 0.4 million, 0.4 million, and 0.2 million Class B units of the Operating Partnership outstanding as of December 31, 2017, 2016 and 2015, respectively. The vesting of the Class B units is contingent upon satisfaction of a market condition and service condition. Since the satisfaction of both conditions was not probable as of December 31, 2017, 2016, and 2015, the Class B units remained unvested and thus were not included in the diluted net income per share computations.

12.	RELATED PARTY TRANSACTIONS

Economic Dependency—We are dependent on PECO for certain services that are essential to us, including asset acquisition and disposition decisions, asset management, operating and leasing of our properties, and other general and administrative responsibilities. In the event that PECO is unable to provide such services, we would be required to find alternative service providers, which could result in higher costs and expenses.

Advisor—Effective September 1, 2017, we entered into the amended and restated Advisory Agreement. Pursuant to the Advisory Agreement, the Advisor is entitled to specified fees for certain services, including managing our day-to-day activities and implementing our investment strategy. The Advisor manages our day-to-day affairs and our portfolio of real estate investments subject to the board’s supervision. Prior to December 3, 2015, our advisor was ARC, who entered into a sub-advisory agreement with the Advisor. The expenses reimbursed to ARC and the Advisor were reimbursed in proportion to the amount of expenses incurred on our behalf by ARC and the Advisor, respectively.

Organization and Offering Costs—Under the terms of the former advisory agreement, we were to reimburse, on a monthly basis, the Advisor, ARC, or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they incurred on our behalf, but only to the extent that the reimbursement would not exceed 2% of gross proceeds raised in all primary offerings measured at the completion of such primary offering.

Summarized below are the cumulative organization and offering costs charged by and the cumulative costs reimbursed to the Advisor, ARC, and their affiliates as of December 31, 2017, 2016, and 2015, and any related amounts reimbursable to us as of December 31, 2017, 2016, and 2015 (in thousands):

	2017	2016	2015
Cumulative organization and offering costs charged	$18,081	$18,081	$18,081
Less: Cumulative organization and offering costs reimbursed	18,081	18,081	19,020
Total organization and offering costs receivable	$—	$—	$(939)

Asset Management Fee and Subordinated Participation

Date	Rate	Payable	Description
January 1, 2015 through December 31, 2015	1.00%	100% in Class B units	The Class B units were issued on a quarterly basis at the rate of 0.25% multiplied by the lower of the cost of assets and the applicable quarterly NAV, divided by the per share NAV.

January 1, 2016 through August 31, 2017	1.00%	80% in cash; 20% in Class B units
The cash portion was paid on a monthly basis in arrears at the rate of 0.06667% multiplied by the cost of our assets as of the last day of the preceding monthly period. The Class B unit portion was issued on a quarterly basis at the rate of 0.05% multiplied by the lower of the cost of assets and the applicable quarterly NAV, divided by the per share NAV.

September 1, 2017 through December 31, 2017	0.85%	80% in cash; 20% in Class B units
The cash portion was paid on a monthly basis in arrears at the rate of 0.05667% multiplied by the cost of our assets as of the last day of the preceding monthly period. The Class B unit portion is issued on a quarterly basis at the rate of 0.0425% multiplied by the lower of the cost of assets and the applicable quarterly NAV, divided by the per share NAV.

The Advisor is entitled to receive distributions on the Class B units at the same rate as distributions are paid to common stockholders. Such distributions are in addition to the incentive compensation that the Advisor and their affiliates may receive from us. During the years ended December 31, 2017 and 2016, the Operating Partnership issued 92,549 and 182,606 Class B units, respectively, to the Advisor and ARC under the Advisory Agreement for asset management services performed by the Advisor. The Advisor or one of its affiliates must continue to provide advisory services through the date that such economic hurdle is met. The economic hurdle will be met when (a) the value of the Operating Partnership’s assets, plus all distributions made equal or exceeds (b) the total amount of capital contributed by investors, plus a 6% cumulative, pre-tax, non-compounded annual return on the capital contributed.

Prior to September 2017, ARC also received the asset management fee and subordinated participation, as well as distributions on Class B units. For a more detailed discussion of the termination of our relationship with ARC, see Note 10.

Other Advisory Fees and Reimbursements Paid in Cash

Fee Type	Date	Rate	Description
Acquisition fee	January 1, 2015 through August 31, 2017 September 1, 2017 through December 31, 2017	1.00%	Equal to the product of (x) the rate and (y) the cost of investments we acquired or originated, including any debt attributable to such investments.
		0.85%

Acquisition expenses	January 1, 2015 through December 31, 2017	N/A	Reimbursements for direct expenses incurred related to selecting, evaluating, and acquiring assets on our behalf, including certain personnel costs.

Disposition fee	January 1, 2015 through August 31, 2017 September 1, 2017 through December 31, 2017	2.00%
Equal to the lesser of: (i) the product of the rate and the contract sales price of each property or other investment sold; or (ii) one-half of the total brokerage commissions paid if a non-affiliated broker is also involved in the sale, provided that total real estate commissions paid (to the Advisor and others) in connection with the sale may not exceed the lesser of a competitive real estate commission or 6% of the contract sales price.

		1.70%

Financing fee	January 1, 2015 through December 31, 2015	0.75%
Equal to the product of (x) the rate and (y) all amounts made available under any loan or line of credit in connection with the origination or refinancing of any debt that we obtain and use to finance properties or other permitted investments.

General and Administrative Expenses—As of December 31, 2017 and 2016, we owed the Advisor and their affiliates $119,000 and $43,000, respectively, for general and administrative expenses paid on our behalf.

Summarized below are the fees earned by and the expenses reimbursable to the Advisor and ARC under the Advisory Agreement and former advisory agreement, except for organization and offering costs and general and administrative expenses, which we disclose above, for the year ended December 31, 2017, 2016, and 2015, and any related amounts unpaid as of December 31, 2017 and 2016 (in thousands):

	For the Period Ended December 31,			Unpaid Amount as of December 31,
	2017	2016	2015	2017	2016
Acquisition fees(1)	$1,898	$5,037	$6,841	$—	$179
Acquisition expenses(1)	625	1,008	1,227	—	—
Asset management fees(2)	12,001	10,043	—	48	1,007
Class B unit distributions(3)	702	684	82	56	57
Financing coordination fees(4)	—	—	554	—	—
Total	$15,226	$16,772	$8,704	$104	$1,243
(1)	Prior to January 1, 2017, acquisition and due diligence fees were presented as Acquisition Expenses on the consolidated statements of operations. The majority of these costs are now capitalized and allocated to the related investment in real estate assets on the consolidated balance sheet based on the acquisition-date fair values of the respective assets and liabilities acquired.
(2)	Asset management fees are presented as General and Administrative on the consolidated statements of operations.
(3)	Represents the distributions paid to the Advisor and ARC as holders of Class B units of the Operating Partnership and is presented as General and Administrative on the consolidated statements of operations.
(4)	Financing coordination fees are presented as Other Assets, Net or Debt Obligations, Net, on the consolidated balance sheets and amortized over the term of the related loan. As of January 1, 2016, we are no longer required to pay financing coordination fees.

Annual Subordinated Performance Fee—We may pay the Advisor or its assignees an annual subordinated performance fee calculated on the basis of our total return to stockholders, payable annually in arrears, such that for any year in which our total return on stockholders’ capital exceeds 6% per annum, the Advisor will be entitled to 12.75% of the amount in excess of such 6% per annum, provided that the amount paid to the Advisor does not exceed 8.5% of the aggregate total return for that year. No such amounts have been incurred or payable to date.

Subordinated Participation in Net Sales Proceeds—The Operating Partnership may pay to a subsidiary of PECO a subordinated participation in the net sales proceeds of the sale of real estate assets equal to 12.75% of remaining net sales proceeds after return of capital contributions to stockholders plus payment to investors of a 6% cumulative, pre-tax non-compounded annual return on the capital contributed by stockholders. No sales of real estate assets have occurred to date.

Subordinated Incentive Listing Distribution—The Operating Partnership may pay to a subsidiary of PECO a subordinated incentive listing distribution upon the listing of our common stock on a national securities exchange. Such incentive listing distribution is equal to 12.75% of the amount by which the market value of all of our issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by stockholders plus an amount equal to a 6% cumulative, pre-tax non-compounded annual return to stockholders.

Neither PECO, nor any of its affiliates, can earn both the subordinated participation in the net sales proceeds and the subordinated incentive listing distribution. No subordinated incentive listing distribution has been earned to date.

Subordinated Distribution Upon Termination of the Advisor Agreement—Upon termination or non-renewal of the Advisory Agreement, a subsidiary of PECO shall be entitled to a subordinated termination distribution in the form of a non-interest bearing promissory note equal to 12.75% of the amount by which the value of our assets owned at the time of such termination or non-renewal plus distributions exceeds the aggregate capital contributed by stockholders plus an amount equal to a 7% cumulative, pre-tax non-compounded annual return to stockholders. In addition, PECO may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or a liquidity event occurs. No such termination has occurred to date.

Manager—All of our properties are managed and leased by the Manager. The Manager also manages properties owned by PECO affiliates or other third parties. Below is a summary of fees charged by and expenses reimbursable to the Manager as outlined in the Management Agreements.

Manager Fees and Reimbursements Paid in Cash

Fee Type	Rate	Description
Property Management	4.00%	Equal to the product of (x) the monthly gross cash receipts from the properties managed and (y) the rate.

Leasing Commissions	Market Rate
Fees for leasing services rendered with respect to a particular property, including if a tenant exercised an option to extend an existing lease. The fee may be increased by up to 50% if a co-broker is engaged to lease a particular vacancy.

Construction Management	Market Rate	Paid for construction management services rendered with respect to a particular property.

Other Expenses and Reimbursements	N/A
Costs and expenses incurred by the Manager on our behalf, including certain employee compensation, legal, travel, and other out-of-pocket expenses that were directly related to the management of specific properties and corporate matters, as well as fees and expenses of third-party accountants.

Summarized below are the fees earned by and the expenses reimbursable to the Manager for the years ended December 31, 2017, 2016, and 2015, and any related amounts unpaid as of December 31, 2017 and 2016 (in thousands):

	For the Period Ended December 31,			Unpaid Amount as of December 31,
	2017	2016	2015	2017	2016
Property management fees(1)	$6,035	$4,716	$2,085	$580	$423
Leasing commissions(2)	3,342	3,758	1,788	202	386
Construction management fees(2)	941	1,059	377	260	185
Other fees and reimbursements(3)	3,779	3,584	2,017	491	367
Total	$14,097	$13,117	$6,267	$1,533	$1,361
(1)	The property management fees are included in Property Operating on the consolidated statements of operations.
(2)	Leasing commissions paid for leases with terms less than one year are expensed and included in Depreciation and Amortization on the consolidated statements of operations. Leasing commissions paid for leases with terms greater than one year, and construction management fees, are capitalized and amortized over the life of the related leases or assets.
(3)	Other fees and reimbursements are included in Property Operating and General and Administrative on the consolidated statements of operations based on the nature of the expense.

Dealer Manager—The dealer manager for our initial public offering was Realty Capital Securities, LLC (the “Dealer Manager”), an affiliate of ARC. The Dealer Manager provided certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered under our offering. Excluding shares sold pursuant to the “friends and family” program, the Dealer Manager was generally paid a sales commission equal to 7% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3% of the gross proceeds from the sale of shares of the common stock sold in the primary offering. The dealer manager agreement terminated upon termination of the initial public offering in September 2015.

Prior to February 2016, we utilized transfer agent services provided by an affiliate of the Dealer Manager. Fees incurred from this transfer agent represented amounts paid by PECO to the affiliate of the Dealer Manager for such services. We reimbursed PECO for these fees through the payment of organization and offering costs. The transfer agent ceased services and the agreement was terminated in connection with the bankruptcy of the transfer agent and its parent company.

The following table details total selling commissions, dealer manager fees, and service fees paid to the Dealer Manager and its affiliate related to the sale of common stock for the years ended December 31, 2017, 2016, and 2015, and any related amounts unpaid, which are included as a component of total unpaid organization and offering costs, as of December 31, 2017 and 2016 (in thousands):

	For the Period Ended December 31,			Unpaid Amount as of December 31,
	2017	2016	2015	2017	2016
Total commissions and fees incurred from Dealer Manager	$—	$—	$51,213	$—	$—
Transfer agent fees incurred related to offering costs	—	—	1,254	—	140
Other fees expensed from the transfer agent	—	140	559	—	560

Share Purchases by the Advisor—The Advisor made an initial investment in us through the purchase of 8,888 shares of our common stock and may not sell any of these shares while serving as our advisor. The Advisor purchased shares at a purchase price of $22.50 per share, reflecting no dealer manager fee nor selling commissions paid on such shares.

Unconsolidated Joint Venture—As of December 31, 2017 and 2016, we owed the Joint Venture approximately $52,000 and $152,000, respectively, primarily related to activity at the six properties contributed by us to the Joint Venture. See Note 4 for more information regarding the Joint Venture.

13.	OPERATING LEASES

The terms and expirations of our operating leases with our tenants vary. The lease agreements frequently contain options to extend the terms of leases and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

Approximate future rentals to be received under non-cancelable operating leases in effect at December 31, 2017, assuming no new or renegotiated leases or option extensions on lease agreements, are as follows (in thousands):

Year	Amount
2018	$119,185
2019	107,463
2020	94,392
2021	78,473
2022	63,143
2023 and thereafter	226,373
Total	$689,029

No single tenant comprised 10% or more of our aggregate annualized base rent (“ABR”) as of December 31, 2017. As of December 31, 2017, our real estate investments in Florida, California, and Georgia represented 15.1%, 13.4%, and 11.0% of our ABR, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse economic developments in those real estate markets.

14.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2017 and 2016. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information.

	2017
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter
Total revenue	$38,801	$39,958	$40,971	$42,847
Net loss	(87)	(1,252)	(5,857)	(2,335)
Net loss per share - basic and diluted	(0.00)	(0.03)	(0.13)	(0.04)
(1)	The net loss in the third quarter was largely due to the termination of affiliate arrangements (see Note 10).
	2016
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$28,301	$31,378	$34,002	$36,115
Net income (loss)	1,351	(4,552)	48	(2,344)
Net income (loss) per share - basic and diluted	0.03	(0.10)	0.00	(0.05)
15.	SUBSEQUENT EVENTS

Distributions

Distributions were paid subsequent to December 31, 2017, as follows (in thousands):

Month	Dates of Record	Distribution Amount per Share(1)	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
December	12/1/2017 - 12/31/2017	$0.00445205	1/2/2018	$6,432	$3,006	$3,426
January	1/16/2018	$0.13541652	2/1/2018	6,326	2,922	3,404
February	2/15/2018	$0.13541652	3/1/2018	6,314	2,898	3,416
(1)	The December distribution amount per share is a daily amount, while the January and February amount per share is a monthly amount. The 2018 monthly distribution amount will result in the same annual distribution amount as the daily distribution amount.

In March 2018, our board of directors authorized distributions to the stockholders of record as of March 15, 2018, April 16, 2018, and May 15, 2018. The authorized distributions equal an amount of $0.13541652 per share of common stock. We expect to pay these distributions on the first business day after the end of each month.

Acquisitions

Subsequent to December 31, 2017, we acquired the following property (dollars in thousands):

Property Name	Location	Anchor	Acquisition Date	Purchase Price	Square Footage	Leased % Rentable Square Feet at Acquisition
Seville Commons	Arlington, TX	Walmart	1/19/2018	$18,200	113,742	92.4%

Joint Venture

Subsequent to December 31, 2017, we received a distribution of $0.3 million from the Joint Venture.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2017
(in thousands)

			Initial Cost(1)		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period(2)(3)
Property Name	City, State	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Bethany Village Shopping Center	Alpharetta, GA	$—	$4,833	$5,474	$380	$5,015	$5,672	$10,687	$1,042	2001	3/14/2014
Staunton Plaza	Staunton, VA	—	4,311	10,035	204	4,428	10,122	14,550	1,626	2006	4/30/2014
Northpark Village	Lubbock, TX	—	1,467	6,212	365	1,678	6,366	8,044	977	1990	7/25/2014
Spring Cypress Village	Houston, TX	—	8,219	11,731	1,044	8,471	12,523	20,994	2,112	1982/2007	7/30/2014
Kipling Marketplace	Littleton, CO	—	3,108	8,547	414	3,229	8,840	12,069	1,386	1983/2009	8/7/2014
Lake Washington Crossing	Melbourne, FL	—	3,617	9,121	605	3,767	9,576	13,343	1,385	1987/2012	8/15/2014
MetroWest Village	Orlando, FL	—	4,665	12,528	438	4,833	12,798	17,631	1,996	1990	8/20/2014
Kings Crossing	Sun City Center, FL	—	4,064	8,918	537	4,286	9,233	13,519	1,414	2000	8/26/2014
Commonwealth Square	Folsom, CA	6,576	6,811	12,962	1,174	7,136	13,811	20,947	2,732	1987	10/2/2014
Colonial Promenade	Winter Haven, FL	—	9,132	21,733	553	9,184	22,234	31,418	3,870	1986/2008	10/10/2014
Point Loomis Shopping Center	Milwaukee, WI	—	4,380	8,145	44	4,380	8,189	12,569	1,270	1965/1991	10/21/2014
Hilander Village	Roscoe, IL	—	2,293	6,637	902	2,732	7,100	9,832	1,694	1994	10/22/2014
Milan Plaza	Milan, MI	—	854	1,760	346	1,041	1,919	2,960	954	1960/1975	10/22/2014
Laguna 99 Plaza	Elk Grove, CA	—	5,264	12,298	687	5,590	12,659	18,249	1,985	1992	11/10/2014
Southfield Shopping Center	St. Louis, MO	—	5,307	12,781	464	5,506	13,046	18,552	2,038	1987	11/18/2014
Shasta Crossroads	Redding, CA	—	5,818	19,148	1,738	6,373	20,331	26,704	2,930	1989	11/25/2014
Spivey Junction	Stockbridge, GA	—	4,359	7,179	752	4,673	7,617	12,290	1,292	1998	12/5/2014
Quivira Crossings	Overland Park, KS	8,239	6,784	10,113	674	7,188	10,383	17,571	1,739	1996	12/16/2014
Plaza Farmington	Farmington, NM	—	8,564	6,074	833	8,716	6,755	15,471	1,380	2004	12/22/2014
Crossroads of Shakopee	Shakopee, MN	—	10,180	13,602	544	10,436	13,890	24,326	2,666	1998	12/22/2014
Willimantic Plaza	Willimantic, CT	—	3,429	9,166	299	3,599	9,295	12,894	1,699	1968/1990	1/30/2015
Harvest Plaza	Akron, OH	—	1,022	6,063	1,065	1,314	6,836	8,150	974	1974/2000	2/9/2015
North Point Landing	Modesto, CA	—	7,756	20,278	888	7,974	20,948	28,922	2,693	1964/2008	2/11/2015
Oakhurst Plaza	Seminole, FL	—	2,586	3,152	446	2,601	3,583	6,184	701	1974/2001	2/27/2015
Glenwood Crossing	Cincinnati, OH	—	4,191	2,538	489	4,505	2,713	7,218	830	1999	3/27/2015
Rosewick Crossing	La Plata, MD	—	7,413	15,169	855	7,712	15,725	23,437	2,320	2008	4/2/2015
Waterford Park Plaza	Plymouth, MN	—	4,150	14,453	846	4,606	14,843	19,449	2,190	1989	4/6/2015
Ocean Breeze	Jensen Beach, FL	—	5,896	7,861	435	5,965	8,227	14,192	1,150	1993/2010	4/30/2015
Old Alabama Square	Alpharetta, GA	—	9,712	13,937	1,622	10,225	15,046	25,271	1,893	2000	6/10/2015
Central Valley Market Place	Ceres, CA	—	2,610	15,821	256	2,751	15,936	18,687	1,677	2005	6/29/2015
Meadows on the Parkway	Boulder, CO	—	24,131	20,529	1,528	24,632	21,556	46,188	2,493	1989	7/16/2015
Broadlands Marketplace	Broomfield, CO	—	6,395	8,280	509	6,549	8,635	15,184	1,186	2002	7/16/2015
West Acres Shopping Center	Fresno, CA	—	3,386	6,069	235	3,474	6,216	9,690	1,046	1990	7/31/2015
Plano Market Street	Plano, TX	—	15,121	28,920	305	15,190	29,156	44,346	3,183	2009	7/31/2015
Island Walk Plaza	Fernandina Beach, FL	—	7,248	13,113	1,437	7,644	14,154	21,798	2,051	1987/2012	9/30/2015
North Pointe Plaza	North Charleston, SC	—	9,182	28,118	(323)	9,478	27,499	36,977	3,661	1989	9/30/2015
Shoregate Center	Willowick, OH	—	6,774	12,684	3,424	7,997	14,885	22,882	3,318	1958/2005	10/7/2015
Village Center	Racine, WI	—	4,945	23,515	455	5,272	23,643	28,915	3,459	2002/2003	10/30/2015
Alico Commons	Fort Myers, FL	—	3,636	14,340	93	3,671	14,398	18,069	1,417	2009	11/2/2015
Port St. John Plaza	Port St John, FL	—	2,758	3,806	499	3,196	3,867	7,063	729	1986	11/2/2015
Rockledge Square	Rockledge, FL	—	2,765	3,292	240	2,765	3,532	6,297	630	1985	11/2/2015
Windover Square	Melbourne, FL	—	3,242	11,744	518	3,465	12,039	15,504	1,148	1984/2010	11/2/2015
51st and Olive	Glendale, AZ	3,689	1,974	6,870	287	2,082	7,049	9,131	785	1975/2007	11/6/2015
Cocoa Commons	Cocoa, FL	—	4,468	6,534	737	4,673	7,066	11,739	857	1986	11/19/2015
Sheffield Crossing	Sheffield Village, OH	8,988	6,053	9,274	649	6,314	9,662	15,976	1,510	1989	12/17/2015
Amherst Marketplace	Amherst, OH	6,420	2,916	8,213	100	3,010	8,219	11,229	760	1996	12/17/2015
Shoppes at Windmill Place	Batavia, IL	—	7,980	14,873	612	8,394	15,071	23,465	1,506	1991/1997	12/17/2015
Hamilton Mill Village	Dacula, GA	—	6,320	9,566	1,038	6,493	10,431	16,924	1,067	1996	12/22/2015
Normandale Village	Bloomington, MN	12,390	7,107	10,880	989	7,647	11,329	18,976	1,375	1973	12/22/2015
Wyandotte Plaza	Kansas City, KS	—	5,149	14,414	560	5,238	14,885	20,123	1,369	1961/2015	12/23/2015
Everybody’s Plaza	Cheshire, CT	—	2,336	8,453	218	2,475	8,532	11,007	779	1960/2005	12/30/2015
Carriagetown Station	Amesbury, MA	—	6,811	13,885	233	6,985	13,944	20,929	1,225	2000	2/4/2016
Vineyard Center Station	Templeton, CA	5,500	1,718	5,818	75	1,757	5,854	7,611	498	2007	2/17/2016
Glen Lakes Station	Weeki Wachee, FL	—	3,030	5,712	70	3,043	5,769	8,812	558	2008	2/23/2016

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2017
(in thousands)

			Initial Cost(1)		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period(2)(3)
Property Name	City, State	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Sanibel Station	Fort Myers, FL	—	3,395	5,201	85	3,445	5,236	8,681	588	2003	2/23/2016
Fairfield Commons	Lakewood, CO	—	7,706	24,427	1,146	8,431	24,848	33,279	1,888	1985	2/25/2016
Lakewood Station	Lakewood, OH	—	1,585	9,589	623	1,893	9,904	11,797	729	1991	3/10/2016
Amherst Station II	Amherst, NY	—	4,782	6,752	772	4,895	7,411	12,306	946	1980/1999	4/8/2016
Bartow Marketplace Station	Cartersville, GA	—	12,349	21,159	496	12,427	21,577	34,004	2,332	1995	4/8/2016
Bloomingdale Hills Station	Riverview, FL	—	3,719	4,773	160	3,790	4,862	8,652	540	2002/2012	4/4/2016
Stone Gate Station	Crowley, TX	7,615	4,992	6,807	122	5,089	6,832	11,921	634	2003	4/15/2016
Broadway Pavilion Station	Santa Maria, CA	—	8,125	18,138	404	8,383	18,284	26,667	1,394	1987	5/5/2016
Mckinney Station	Mckinney, TX	3,901	9,756	12,172	141	9,808	12,261	22,069	1,072	2003	5/24/2016
Montville Station	Montville, CT	9,470	12,603	11,926	440	12,910	12,059	24,969	1,252	2007	5/24/2016
Raynham Station	Raynham, MA	17,000	7,618	25,811	914	7,954	26,389	34,343	1,971	1965/1991	5/24/2016
Suntree Station	Southlake, TX	9,532	6,312	15,103	226	6,376	15,265	21,641	1,079	2000	5/24/2016
Crosscreek Village Station	St. Cloud, FL	—	3,350	7,794	26	3,360	7,810	11,170	624	2008	5/20/2016
Market Walk Station	Savannah, GA	—	19,426	25,565	971	19,758	26,204	45,962	2,099	2014/2015	5/11/2016
Green Valley Station	Henderson, NV	—	7,028	13,607	471	7,199	13,907	21,106	1,063	1978/1982	5/31/2016
Livonia Station	Livonia, MI	—	3,861	14,717	574	4,388	14,764	19,152	840	1988	9/20/2016
Franklin Station	Franklin, WI	7,728	5,647	5,426	526	6,040	5,559	11,599	400	1994/2009	12/28/2016
Alameda Crossing Station	Avondale, AZ	13,639	4,987	15,845	280	5,077	16,035	21,112	790	2006	12/2/2016
Shorewood Station	Shorewood, IL	—	9,221	21,521	565	9,524	21,783	31,307	1,086	2001	12/15/2016
Palmer Town Station	Easton, PA	—	7,216	21,828	583	7,377	22,250	29,627	1,013	2005	12/30/2016
Plaza 23 Station	Pompton Plains, NJ	—	10,743	36,975	883	11,205	37,396	48,601	1,362	1963/1997	2/27/2017
Herndon Station	Fresno, CA	—	6,196	10,165	241	6,391	10,211	16,602	602	2005	2/10/2017
Windmill Station	Clovis, CA	—	2,638	6,317	155	2,749	6,361	9,110	258	2001	2/10/2017
Bells Fork Station	Greenville, NC	—	2,474	5,518	303	2,587	5,708	8,295	227	2006	3/1/2017
Evans Station	Evans, GA	—	3,902	7,385	444	3,934	7,797	11,731	247	1995	5/9/2017
Riverlakes Station	Bakersfield, CA	14,112	7,857	14,732	160	7,892	14,857	22,749	335	1997	6/16/2017
Ormond Beach Station	Ormond Beach, FL	—	4,940	7,345	136	4,996	7,425	12,421	156	1967/2010	7/12/2017
Mansfield Station	Mansfield, TX	—	4,506	12,366	38	4,528	12,382	16,910	186	2015	9/6/2017
Heritage Plaza Station	Carol Stream, IL	9,696	5,435	15,423	178	5,486	15,550	21,036	191	1988	9/28/2017
Mountain Crossing Station	Dacula, GA	4,586	6,427	6,832	(3)	6,425	6,831	13,256	37	1997	12/1/2017
Loganville Station	Loganville, GA	—	4,851	6,393	—	4,851	6,393	11,244	—	1997	12/22/2017
Totals		$149,081	$501,887	$1,019,950	$46,447	$520,526	$1,047,758	$1,568,284	$115,166
(1)	The initial cost to us represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.
(2)	The aggregate cost of real estate owned at December 31, 2017.
(3)	The aggregate cost of real estate owned at December 31, 2017 for federal income tax purposes is $1.7 billion.

Reconciliation of real estate owned:

	2017	2016
Balance at January 1	$1,358,220	$954,698
Additions during the year:
Real estate acquisitions	189,420	473,383
Net additions to/improvements of real estate	20,644	15,233
Deductions during the year:
Real estate dispositions	—	(85,094)
Balance at December 31	$1,568,284	$1,358,220

Reconciliation of accumulated depreciation:

	2017	2016
Balance at January 1	$61,981	$21,315
Additions during the year:
Depreciation expense	53,185	42,247
Deductions during the year:
Accumulated depreciation of real estate dispositions	—	(1,581)
Balance at December 31	$115,166	$61,981

* * * * *

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2018 AND DECEMBER 31, 2017
(Unaudited)
(In thousands, except per share amounts)

	June 30, 2018	December 31, 2017
ASSETS
Investment in real estate:
Land and improvements	$526,435	$520,526
Building and improvements	1,064,058	1,047,758
Acquired in-place lease assets	160,261	158,510
Acquired above-market lease assets	15,017	14,742
Total investment in property	1,765,771	1,741,536
Accumulated depreciation and amortization	(195,514)	(157,290)
Net investment in property	1,570,257	1,584,246
Investment in unconsolidated joint venture	11,101	16,076
Total investment in real estate assets, net	1,581,358	1,600,322
Cash and cash equivalents	3,440	1,435
Restricted cash	4,381	4,382
Other assets, net	55,546	46,178
Total assets	$1,644,725	$1,652,317
LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$802,021	$775,275
Acquired below-market lease liabilities, net of accumulated amortization of $13,287 and $10,959, respectively	53,230	54,994
Accounts payable - affiliates	1,628	1,808
Accounts payable and other liabilities	33,043	36,961
Total liabilities	889,922	869,038
Commitments and contingencies (Note 8)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 46,745 and 46,584 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	470	468
Additional paid-in capital	1,035,362	1,031,685
Accumulated other comprehensive income (“AOCI”)	14,337	6,459
Accumulated deficit	(295,366)	(255,333)
Total equity	754,803	783,279
Total liabilities and equity	$1,644,725	$1,652,317

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues:
Rental income	$32,228	$29,553	$64,207	$58,029
Tenant recovery income	11,209	10,130	23,094	20,339
Other property income	269	275	565	391
Total revenues	43,706	39,958	87,866	78,759
Expenses:
Property operating	6,832	6,192	14,158	12,795
Real estate taxes	6,980	6,489	14,003	12,610
General and administrative	4,694	5,467	9,031	10,080
Depreciation and amortization	19,083	17,514	37,971	34,536
Total expenses	37,589	35,662	75,163	70,021
Other:
Interest expense, net	(7,566)	(5,452)	(15,034)	(9,926)
Transaction expenses	(180)	—	(496)	—
Other income (expense), net	11	(96)	(45)	(151)
Net loss	$(1,618)	$(1,252)	$(2,872)	$(1,339)
Earnings per common share:
Net loss per share - basic and diluted	$(0.03)	$(0.03)	$(0.06)	$(0.03)
Weighted-average common shares outstanding:
Basic and diluted	46,758	46,529	46,726	46,520

Comprehensive income (loss):
Net loss	$(1,618)	$(1,252)	$(2,872)	$(1,339)
Other comprehensive income (loss):
Change in unrealized gain (loss) on interest rate swaps	1,865	(733)	7,878	180
Comprehensive income (loss)	$247	$(1,985)	$5,006	$(1,159)

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
(In thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	AOCI	Accumulated Deficit	Total Equity
	Shares	Amount
Balance at January 1, 2017, as adjusted	46,372	$463	$1,026,887	$4,906	$(170,022)	$862,234
Share repurchases	(708)	(6)	(15,956)	—	—	(15,962)
Distribution reinvestment plan (“DRIP”)	820	10	18,472	—	—	18,482
Change in unrealized gain on interest rate swaps	—	—	—	180	—	180
Common distributions declared, $0.81 per share	—	—	—	—	(37,578)	(37,578)
Share-based compensation	1	—	27	—	—	27
Net loss	—	—	—	—	(1,339)	(1,339)
Balance at June 30, 2017	46,485	$467	$1,029,430	$5,086	$(208,939)	$826,044

Balance at December 31, 2017, as reported	46,584	$468	$1,031,685	$6,459	$(255,333)	$783,279
Adoption of ASU 2017-05 (see Note 2)	—	—	—	—	835	835
Balance at January 1, 2018, as adjusted	46,584	468	1,031,685	6,459	(254,498)	784,114
Share repurchases	(601)	(6)	(13,663)	—	—	(13,669)
DRIP	761	8	17,313	—	—	17,321
Change in unrealized gain on interest rate swaps	—	—	—	7,878	—	7,878
Common distributions declared, $0.81 per share	—	—	—	—	(37,996)	(37,996)
Share-based compensation	1	—	27	—	—	27
Net loss	—	—	—	—	(2,872)	(2,872)
Balance at June 30, 2018	46,745	$470	$1,035,362	$14,337	$(295,366)	$754,803

See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
(In thousands)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,872)	$(1,339)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	37,362	33,834
Net amortization of above- and below-market leases	(1,202)	(1,213)
Amortization of deferred financing expense	1,511	1,359
Change in fair value of derivatives	(239)	(235)
Straight-line rental income	(1,319)	(1,492)
Other	310	152
Changes in operating assets and liabilities:
Accounts payable – affiliates	(180)	(170)
Other assets	(1,987)	(6,562)
Accounts payable and other liabilities	(1,910)	230
Net cash provided by operating activities	29,474	24,564
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(19,741)	(110,879)
Capital expenditures	(4,415)	(3,832)
Investment in unconsolidated joint venture	—	(1,291)
Return of investment in unconsolidated joint venture	4,750	400
Principal disbursement on notes receivable - affiliate	—	(1,272)
Net cash used in investing activities	(19,406)	(116,874)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility	28,000	138,000
Payments on mortgages and loans payable	(1,646)	(13,070)
Payments of deferred financing expenses	—	(181)
Distributions paid, net of DRIP	(20,773)	(19,276)
Repurchases of common stock	(13,645)	(15,962)
Net cash (used in) provided by financing activities	(8,064)	89,511
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	2,004	(2,799)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:
Beginning of period	5,817	11,088
End of period	$7,821	$8,289

RECONCILIATION TO CONSOLIDATED BALANCE SHEET
Cash and cash equivalents	$3,440	$3,720
Restricted cash	4,381	4,569
Cash, cash equivalents, and restricted cash at end of period	$7,821	$8,289

SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$14,332	$8,995
Fair value of debt assumed	—	14,394
Accrued capital expenditures and acquisition costs	1,610	2,738
Change in distributions payable	(98)	(180)
Distributions reinvested	17,321	18,482

See notes to consolidated financial statements.

Phillips Edison Grocery Center REIT II, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

1.	ORGANIZATION

Phillips Edison Grocery Center REIT II, Inc. (“we,” the “Company,” “our,” or “us”) was formed as a Maryland corporation in June 2013. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership II, L.P., (the “Operating Partnership”), a Delaware limited partnership formed in June 2013. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, PE Grocery Center OP GP II LLC, is the sole general partner of the Operating Partnership.

We invest primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers that have a mix of creditworthy national and regional retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. Our advisor and property managers are owned by Phillips Edison & Company, Inc. and its subsidiaries (“PECO,” “Advisor,” or “Manager”). Under the terms of the Amended and Restated Advisory Agreement (“Advisory Agreement”) and the master property management and master services agreements (“Management Agreements”) between subsidiaries of PECO and us, PECO is responsible for the management of our day-to-day activities and the implementation of our investment strategy.

As of June 30, 2018, we wholly-owned fee simple interests in 86 real estate properties acquired from third parties unaffiliated with us or PECO. In addition, we own a 20% equity interest in a joint venture that owned 14 real estate properties as of June 30, 2018 (see Note 5).

On July 17, 2018, we entered into an Agreement and Plan of Merger (“Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of certain conditions, we will merge with PECO, with PECO continuing as the surviving corporation (“Merger”). As consideration for the Merger, PECO will issue 2.04 shares of PECO common stock in exchange for each share of our common stock and will assume the majority of our outstanding debt, subject to closing adjustments. For a more detailed discussion, see Note 3.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; and other fair value measurement assessments required for the preparation of the consolidated financial statements. As a result, these estimates are subject to a degree of uncertainty.

Other than those noted below, there have been no changes to our significant accounting policies during the six months ended June 30, 2018. For a full summary of our accounting policies, refer to our 2017 Annual Report on Form 10-K filed with the SEC on March 27, 2018.

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Readers of these financial statements should refer to the audited consolidated financial statements of Phillips Edison Grocery Center REIT II, Inc. for the year ended December 31, 2017, which are included in our 2017 Annual Report on Form 10-K. In the opinion of management, all normal and recurring adjustments necessary for the fair presentation of the unaudited consolidated financial statements for the periods presented have been included in these financial statements. Our results of operations for the three and six months ended June 30, 2018, are not necessarily indicative of the operating results expected for the full year.

The accompanying consolidated financial statements include our accounts and those of our majority-owned subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.

Investment in Unconsolidated Joint Venture—We account for our investment in our unconsolidated joint venture using the equity method of accounting as we exercise significant influence over, but do not control, this entity. This investment was initially recorded at cost and is subsequently adjusted for contributions made to and distributions received from the joint venture. Earnings or losses on our investment are recognized in accordance with the terms of the applicable joint venture agreement, generally through a pro rata allocation. Under a pro rata allocation, net income or loss is allocated between the partners in the joint venture based on their respective stated ownership percentages.

We use the cumulative earnings approach to classify distributions from our unconsolidated joint venture. Distributions received are considered returns on investment and classified as cash inflows from operating activities unless our cumulative distributions received less distributions received in prior periods that were determined to be returns of investment exceed cumulative equity in earnings recognized by us. When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and is classified as cash inflows from investing activities.

On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions, that the value of our investment in our unconsolidated joint venture may be impaired. An investment’s value is impaired only if management’s estimate of the fair value of the investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.

Management’s estimates of fair value are based upon a discounted cash flow model for each specific investment that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums, capitalization rates, discount rates and credit spreads used in these models are based upon rates we believe to be within a reasonable range of current market rates.

Newly Adopted and Recently Issued Accounting Pronouncements—The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02, Leases (Topic 842);

ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842;

ASU 2018-10, Codification Improvements to Topic 842, Leases; and

ASU 2018-11, Leases (Topic 842): Targeted Improvements

These updates amend existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Early adoption is permitted as of the original effective date.
January 1, 2019
We are currently evaluating the impact the adoption of these standards will have on our consolidated financial statements. We have identified areas within our accounting policies we believe could be impacted by the new standard. This standard impacts the lessor’s ability to capitalize certain costs related to leasing, which will result in a reduction in the amount of execution costs currently being capitalized in connection with leasing activities and an increase to our Property Operating expenses. The standard will also require new disclosures within the accompanying notes to the consolidated financial statements.

We expect to adopt the practical expedients available for implementation under the standard. By adopting these practical expedients, we will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for existing leases; and (iii) whether the costs previously capitalized as initial direct costs would continue to be amortized. This allows us to continue to account for our leases where we are the lessee as operating leases; however, any new or renewed leases may be classified as financing leases. We currently have an immaterial number of leases of this type. We also expect to recognize right of use assets and lease liabilities on our consolidated balance sheets related to certain leases where we are the lessee.

In July 2018, the FASB issued an ASU related to ASC 842. The update allows lessors to use a practical expedient to account for non-lease components and related lease components as a single lease component instead of accounting for them separately, if certain conditions are met. We expect to utilize this practical expedient.

We will continue to evaluate the effect the adoption of these ASUs will have on our consolidated financial statements. However, we currently believe that the adoption will not have a material impact for operating leases where we are a lessor and will continue to record revenues from rental properties for our operating leases on a straight-line basis. We are still evaluating the impact for leases where we are the lessee.

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-13, Financial Instruments - Credit Losses (Topic 326)
This update amends existing guidance by replacing the incurred loss impairment methodology currently used with a methodology that reflects expected credit losses and requires consideration of a broader range of information to inform credit loss estimates.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements, but do not expect the adoption to have a material impact.

The following table provides a brief description of newly adopted accounting pronouncements and their effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)	This update amends existing guidance in order to provide consistency in accounting for the derecognition of a business or nonprofit activity.	January 1, 2018
We have evaluated the impact of ASU 2017-05 on $0.8 million of deferred gains relating to the contribution of real estate assets in 2016 to our joint venture. As a result of our evaluation, we determined that this contribution meets all of the requirements under ASC 610-20 as a completed sale. In accordance with the modified retrospective transition method, we recognized the cumulative effect of the change, representing the recognition of $0.8 million of previously deferred gain as of December 31, 2017, in the opening balance of Accumulated Deficit with a corresponding adjustment to the opening balance of Accounts Payable and Other Liabilities as of the beginning of 2018.

ASU 2016-15, Statement of Cash Flows (Topic 230); ASU 2016-18, Statement of Cash Flows (Topic 230)
These updates address the presentation of eight specific cash receipts and cash payments on the statement of cash flows as well as clarify the classification and presentation of restricted cash on the statement of cash flows.
		January 1, 2018	We adopted these ASUs by applying a retrospective transition method which requires a restatement of our consolidated statement of cash flows for all periods presented.

ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
This update outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it also applies to certain other transactions such as the sale of real estate or equipment. Expanded quantitative and qualitative disclosures are also required for contracts subject to ASU 2014-09.
January 1, 2018
The majority of our revenue is lease revenue from our wholly-owned properties. We record these amounts as Rental Income and Tenant Recovery Income on the consolidated statements of operations. These revenue amounts are excluded from the scope of ASU 2014-09. As a result, the adoption of ASU 2014-09 did not result in any adjusting entries to prior periods as our revenue recognition related to these revenues aligned with the updated guidance.

Reclassifications—The following line item on our consolidated statement of operations and comprehensive income (loss) for the three and six months ended June 30, 2017, was reclassified:

•	Unrealized Gain on Derivatives and Reclassification of Derivative Loss to Interest Expense were combined to Change in Unrealized Gain (Loss) on Interest Rate Swaps.
•	Acquisition Expenses were combined to General and Administrative.
3.	PROPOSED MERGER WITH PECO

On July 17, 2018, we entered into a Merger Agreement pursuant to which we will merge with PECO, with PECO continuing as the surviving corporation. The Merger will result in a national portfolio of 321 grocery-anchored shopping centers encompassing approximately 36.6 million square feet in established trade areas across 33 states.

As consideration for the Merger, PECO will issue 2.04 shares of PECO common stock in exchange for each share of our common stock, which, for our shareholders, is equivalent to $22.54 based on PECO’s most recent estimated value per share of $11.05. The exchange ratio is based on a thorough review of the relative valuation of each entity, including factoring in PECO’s growing investment management business as well as each company’s transaction costs. We will not pay any internalization or disposition fees in connection with the Merger. Our outstanding debt is expected to be refinanced or assumed by PECO at closing under the terms of the Merger Agreement.

The Merger Agreement provides us with a 30-day go-shop period pursuant to which we may solicit, receive, evaluate, and enter into negotiations with respect to alternative proposals from third-parties. The Merger Agreement also provides certain termination rights for us and for PECO. In connection with the termination of the Merger Agreement, under certain specified circumstances, (i) we may be required to pay PECO a termination fee of $15.9 million in connection with the go-shop provision or $31.7 million in connection with termination for reasons other than the go-shop provision, and (ii) PECO may be required to pay us a termination fee of $75.6 million in the event that PECO terminates the Merger Agreement.

The parties to the Merger Agreement or their respective affiliates will enter into an agreement to terminate, effective immediately prior to the Merger, the Advisory Agreement and Management Agreements, in each case with no further payment under such agreements other than amounts accrued thereunder and previously unpaid.

Immediately following the closing of the Merger, PECO shareholders are expected to own approximately 71% and our shareholders are expected to own approximately 29% of the combined company.

4.	FAIR VALUE MEASUREMENTS

The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

Debt Obligations—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.

The following is a summary of borrowings as of June 30, 2018 and December 31, 2017 (dollars in thousands):

	June 30, 2018	December 31, 2017
Fair value	$796,536	$770,537
Recorded value(1)	806,359	780,545
(1)	Recorded value does not include deferred financing costs of $4.3 million and $5.3 million as of June 30, 2018 and December 31, 2017, respectively.

Derivative Instruments—As of June 30, 2018 and December 31, 2017, we had five interest rate swaps that fixed LIBOR on $570 million of our unsecured term loan facilities (“Term Loans”). All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

In accordance with ASC 820 Fair Value Measurement, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of June 30, 2018 and December 31, 2017, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

We record derivative assets in Other Assets, Net and derivative liabilities in Accounts Payable and Other Liabilities on our consolidated balance sheets. The fair value measurements of our derivative assets and liabilities as of June 30, 2018 and December 31, 2017, were as follows (in thousands):

	June 30, 2018	December 31, 2017
Derivative asset:
Interest rate swaps designated as hedging instruments - Term Loans	$14,337	$6,544
Derivative liability:
Interest rate swaps designated as hedging instruments - Term Loans	$—	$85
Interest rate swaps not designated as hedging instruments - mortgage notes	16	255
Total	$16	$340
5.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

In March 2016, we entered into a joint venture (“Joint Venture”) where we may contribute up to $50 million in equity. The following table summarizes the cumulative activity related to our unconsolidated Joint Venture as of June 30, 2018 and December 31, 2017 (dollars in thousands):

	June 30, 2018	December 31, 2017
Ownership Percentage	20%	20%
Number of shopping centers	14	14
Cumulative equity contribution	$17,456	$17,456
Cumulative distributions	5,700	950

6. REAL ESTATE ACQUISITIONS

During the six months ended June 30, 2018 and 2017, we acquired one and six grocery-anchored shopping centers, respectively. None of these acquisitions were considered business combinations, but rather were classified as asset acquisitions. As such, most acquisition-related costs were capitalized and are included in the total purchase prices shown below. Our real estate asset acquired during the six months ended June 30, 2018, was as follows (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Square Footage	Leased % of Rentable Square Feet at Acquisition
Arlington Station	Arlington, TX	Walmart	1/19/2018	$18,483	113,742	92.4%

During the six months ended June 30, 2017, we acquired the following real estate assets (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Square Footage	Leased % of Rentable Square Feet at Acquisition
Herndon Station	Fresno, CA	Save Mart	2/10/2017	$16,934	95,370	96.1%
Windmill Station	Clovis, CA	Save Mart(1)	2/10/2017	9,665	27,486	100.0%
Plaza 23 Station	Pompton Plains, NJ	Stop & Shop	2/27/2017	52,375	161,035	95.5%
Bells Fork Station	Greenville, NC	Harris Teeter	3/1/2017	9,609	71,666	91.7%
Evans Towne Centre	Evans, GA	Publix	5/9/2017	12,030	75,668	92.2%
Riverlakes Village	Bakersfield, CA	Vons	6/16/2017	24,337(2)	92,212	95.8%
(1)	We do not own the portion of the shopping center that contains the grocery anchor.
(2)	The purchase price includes debt assumed as part of the acquisition.

The fair value at acquisition as well as weighted-average useful life for in-place, above-market, and below-market lease intangibles acquired during the six months ended June 30, 2018 and 2017, are as follows (dollars in thousands, weighted-average useful life in years):

	2018		2017
	Fair Value	Weighted- Average Useful Life	Fair Value	Weighted- Average Useful Life
Acquired in-place leases	$1,751	8	$12,212	10
Acquired above-market leases	275	9	1,415	8
Acquired below-market leases	(564)	13	(3,556)	17

7. DEBT OBLIGATIONS, NET

The following is a summary of the outstanding principal balances and interest rates, which include the effect of derivative financial instruments, of our debt obligations as of June 30, 2018 and December 31, 2017 (in thousands):

	Interest Rate	June 30, 2018	December 31, 2017
Revolving credit facility(1)	3.62%	$85,357	$57,357
Term loans(2)	2.24%-4.09%	570,000	570,000
Mortgages payable(3)	3.45%-6.64%	147,434	149,081
Assumed below-market debt adjustment, net(4)		3,568	4,107
Deferred financing costs, net(5)		(4,338)	(5,270)
Total		$802,021	$775,275
(1)	We exercised an option to extend the maturity date to January 2019 and have an additional option to extend the maturity date to July 2019. Gross borrowings under our revolving credit facility were $68.0 million and gross payments on our revolving credit facility were $40.0 million during the six months ended June 30, 2018. The revolving credit facility has a maximum capacity of $350 million. The revolving credit facility is expected to be paid in full at closing of the Merger.
(2)	Of the outstanding Term Loans balance, $185 million matures in July 2019 with options to extend to 2021, $185 million matures in June 2020 with an option to extend to 2021, and $200 million matures in 2024. A maturity date extension requires the payment of an extension fee of 0.15% of the outstanding principal amount of the corresponding tranche.
(3)	Due to the non-recourse nature of our fixed-rate mortgages, the assets and liabilities of the properties securing such mortgages are neither available to pay the debts of the consolidated property-holding limited liability companies, nor do they constitute obligations of such consolidated limited liability companies as of June 30, 2018 and December 31, 2017.
(4)	Net of accumulated amortization of $2.5 million and $2.0 million as of June 30, 2018 and December 31, 2017, respectively.

(5)	Net of accumulated amortization of $3.6 million and $2.6 million as of June 30, 2018 and December 31, 2017, respectively.

As of June 30, 2018 and December 31, 2017, the weighted-average interest rate for all of our mortgages and loans payable was 3.5%.

The allocation of total debt between fixed and variable-rate and between secured and unsecured, excluding market debt adjustments and deferred financing costs, as of June 30, 2018 and December 31, 2017, is summarized below (in thousands):

	June 30, 2018	December 31, 2017
As to interest rate:(1)
Fixed-rate debt	$717,434	$719,081
Variable-rate debt	85,357	57,357
Total	$802,791	$776,438
As to collateralization:
Unsecured debt	$655,357	$627,357
Secured debt	147,434	149,081
Total	$802,791	$776,438
(1)	Includes the effects of derivative financial instruments (see Notes 4 and 9).
8.	COMMITMENTS AND CONTINGENCIES

Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.

Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property, and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.

9.	DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Cash Flow Hedges of Interest Rate Risk—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the six months ended June 30, 2018 and 2017, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. The ineffectiveness previously reported in earnings for the period ended June 30, 2017, was adjusted to reflect application of the provisions of ASU 2017-12, Derivatives and Hedging (Topic 815), as of the beginning of 2017. This adjustment was not material.

Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $5.5 million will be reclassified from Other Comprehensive Income (“OCI”) to offset Interest Expense, Net.

The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of June 30, 2018 and December 31, 2017 (notional amount in thousands):

	2018	2017
Count	5	5
Notional Amount	$570,000	$570,000
Fixed LIBOR	0.7%-2.2%	0.7%-2.2%
Maturity Date	2019-2024	2019-2024

The table below details the location of the gain or loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Amount of gain (loss) recognized in OCI on derivative	$2,567	$(771)	$8,818	$(136)
Amount of gain (loss) reclassified from AOCI into interest expense	702	(16)	940	(238)

Credit-risk-related Contingent Features—We have agreements with our derivative counterparties that contain provisions where, if we either default or are capable of being declared in default on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of June 30, 2018, the fair value of our derivatives in a net liability position was not material. The fair value includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements. As of June 30, 2018, we had not posted any collateral related to these agreements and were not in breach of any agreement provisions. If we had breached any of these provisions, we could have been required to settle our obligations under the agreements at their termination value, which would not be material.

10.	EQUITY

On May 9, 2018, our board of directors increased its estimated value per share of our common stock from $22.75 to $22.80 based substantially on the estimated market value of our portfolio of real estate properties as of March 31, 2018. We engaged a third party valuation firm to provide a calculation of the range in estimated value per share of our common stock as of March 31, 2018, which reflected certain balance sheet assets and liabilities as of that date. Shares of our common stock are issued under the DRIP and redeemed under the Share Repurchase Program (“SRP”), as discussed below, at the same price as the estimated value per share in effect at the time of issuance or redemption.

Distribution Reinvestment Plan—The DRIP allows stockholders to invest distributions in additional shares of our common stock. Stockholders who elect to participate in the DRIP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions in cash.

In connection with the Merger, the DRIP was temporarily suspended for the month of July 2018, and DRIP participants received their July 2018 distributions in cash rather than in stock. The DRIP resumed in August 2018, with the distribution payable in September.

Share Repurchase Program—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations. The cash available for repurchases on any particular date will generally be limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the beginning of that period. Our board of directors reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase. In connection with the Merger, we also temporarily suspended the SRP for the month of July 2018 and resumed in August 2018.

During the six months ended June 30, 2018, repurchase requests surpassed the funding limits under the SRP. When we are unable to fulfill all repurchase requests in a given month, we will honor requests on a pro rata basis to the extent funds are available. We will continue to fulfill repurchases sought upon a stockholder’s death, “qualifying disability,” or “determination of incompetence” in accordance with the terms of the SRP. Approximately 0.6 million shares of our common stock were repurchased under our SRP during the six months ended June 30, 2018. Repurchase requests in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” were completed in full. The remaining repurchase requests that were in good order were fulfilled on a pro rata basis. As of June 30, 2018, we had approximately 1.1 million shares of unfulfilled repurchase requests, which will be treated as requests for repurchase during future months until satisfied or withdrawn.

Class B Units—The Operating Partnership issues limited partnership units that are designated as Class B units for asset management services provided by PECO. The vesting of the Class B units is contingent upon a market condition and service condition. We had 0.5 million and 0.4 million unvested Class B units outstanding as of June 30, 2018 and December 31, 2017, respectively.

11.	EARNINGS PER SHARE

We use the two-class method of computing earnings per share (“EPS”), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

Restricted stock is granted under our 2013 Independent Director Stock Plan and is potentially dilutive. There were 3,600 and 3,300 unvested restricted stock awards outstanding as of June 30, 2018 and 2017, respectively. During periods of net loss, these securities are anti-dilutive and, as a result, are excluded from the weighted average common shares used to calculate diluted EPS.

Class B units are participating securities as they contain non-forfeitable rights to dividends or dividend equivalents, and are potentially dilutive due to their right of conversion to common stock upon vesting. There were 0.5 million Class B units of the Operating Partnership outstanding as of June 30, 2018 and 2017, respectively. The vesting of the Class B units is contingent upon satisfaction of a market condition and service condition. Since the satisfaction of both conditions was not probable as of June 30, 2018 and 2017, the Class B units remained unvested and thus were not included in the diluted net loss per share computations.

12.	RELATED PARTY TRANSACTIONS

Economic Dependency—We are dependent on PECO for certain services that are essential to us, including asset acquisition and disposition decisions, asset management, operating and leasing of our properties, and other general and administrative responsibilities. In the event that PECO is unable to provide such services, we would be required to find alternative service providers, which could result in higher costs and expenses.

Advisor—Our current advisory agreement became effective September 1, 2017. Pursuant to the Advisory Agreement, the Advisor is entitled to specified fees for certain services, including managing our day-to-day activities and implementing our investment strategy. The Advisor manages our day-to-day affairs and our portfolio of real estate investments subject to the board of directors’ supervision.

Asset Management Fee and Subordinated Participation

Date	Rate	Payable	Description
January 1, 2016 through August 31, 2017	1.00%	80% in cash; 20% in Class B units
The cash portion was paid on a monthly basis in arrears at the rate of 0.06667% multiplied by the cost of our assets as of the last day of the preceding monthly period. The Class B unit portion was issued on a quarterly basis at the rate of 0.05% multiplied by the lower of the cost of assets and the applicable quarterly net asset value (“NAV”), divided by the per share NAV.

Beginning September 1, 2017	0.85%	80% in cash; 20% in Class B units
The cash portion is paid on a monthly basis in arrears at the rate of 0.05667% multiplied by the cost of our assets as of the last day of the preceding monthly period. The Class B unit portion is issued on a quarterly basis at the rate of 0.0425% multiplied by the lower of the cost of assets and the applicable quarterly NAV, divided by the per share NAV.

The Advisor is entitled to receive distributions on the Class B units at the same rate as distributions are paid to common stockholders. Such distributions are in addition to the incentive compensation that the Advisor and its affiliates may receive from us. During the six months ended June 30, 2018 and 2017, the Operating Partnership issued 39,455 and 46,131 Class B units, respectively, to the Advisor for asset management services performed. Prior to September 2017, a portion of the asset management fee and subordinated participation, and distributions on Class B units, were paid to a former third-party advisor. Effective September 2017, this relationship was terminated.

Other Advisory Fees and Reimbursements Paid in Cash

Fee Type	Date	Rate	Description
Acquisition fee	January 1, 2015 though August 31, 2017 Beginning September 1, 2017	1.00% 0.85%	Equal to the product of (x) the rate and (y) the cost of investments we acquired or originated, including any debt attributable to such investments.

Acquisition expenses	Beginning January 1, 2015	N/A	Reimbursements for direct expenses, including certain personnel costs, incurred related to selecting, evaluating, and acquiring assets on our behalf.

Disposition fee(1)	January 1, 2015 through August 31, 2017 Beginning September 1, 2017	2.00% 1.70%
Equal to the lesser of: (i) the product of the rate and the contract sales price of each property or other investment sold; or (ii) one-half of the total brokerage commissions paid if a non-affiliated broker is also involved in the sale, provided that total real estate commissions paid (to the Advisor and others) in connection with the sale may not exceed the lesser of a competitive real estate commission or 6% of the contract sales price.

(1)	We will not pay any disposition fees in connection with the Merger.

General and Administrative Expenses—As of June 30, 2018 and December 31, 2017, we owed the Advisor and their affiliates approximately $22,000 and $119,000, respectively, for general and administrative expenses paid on our behalf.

Summarized below are the fees earned by and the expenses reimbursable to the Advisor and former advisor for the three and six months ended June 30, 2018 and 2017. As of September 2017, pursuant to the termination of the relationship with our former advisor, they were no longer entitled to these fees and reimbursements. This table includes any related amounts unpaid as of June 30, 2018 and December 31, 2017, except for unpaid general and administrative expenses, which we disclose above (in thousands):

	Three Months Ended		Six Months Ended		Unpaid Amount as of
	June 30,		June 30,		June 30,	December 31,
	2018	2017	2018	2017	2018	2017
Acquisition fees and expenses(1)	$9	$427	$200	$1,466	$—	$—
Asset management fees(2)	2,883	3,118	5,761	6,136	11	48
Class B units distribution(3)	181	182	367	351	63	56
Total	$3,073	$3,727	$6,328	$7,953	$74	$104
(1)	The majority of acquisition fees and expenses are capitalized and allocated to the related investment in real estate assets on the consolidated balance sheet based on the acquisition-date fair values of the respective assets and liability acquired.
(2)	Asset management fees are presented in General and Administrative on the consolidated statements of operations.
(3)	Represents the distributions paid to holders of Class B units of the Operating Partnership and is presented in General and Administrative on the consolidated statements of operations.

Manager—All of our properties are managed and leased by the Manager. The Manager also manages properties owned by PECO affiliates or other third parties. Below is a summary of fees charged by and expenses reimbursable to the Manager as outlined in the Management Agreements.

Manager Fees and Reimbursements Paid in Cash

Fee Type	Rate	Description
Property Management	4.00%	Equal to the product of (x) the monthly gross cash receipts from the properties managed and (y) the rate.
Leasing Commissions	Market Rate
Fees for leasing services rendered with respect to a particular property, including if a tenant exercised an option to extend an existing lease. The fee may be increased by up to 50% if a co-broker is engaged to lease a particular vacancy.

Construction Management	Market Rate	Paid for construction management services rendered with respect to a particular property.
Other Expenses and Reimbursements	N/A
Costs and expenses incurred by the Manager on our behalf, including certain employee compensation, legal, travel, and other out-of-pocket expenses that were directly related to the management of specific properties and corporate matters, as well as fees and expenses of third-party accountants.

Summarized below are the fees earned by and the expenses reimbursable to the Manager for the three and six months ended June 30, 2018 and 2017, and any related amounts unpaid as of June 30, 2018 and December 31, 2017 (in thousands):

	Three Months Ended		Six Months Ended		Unpaid Amount as of
	June 30,		June 30,		June 30,	December 31,
	2018	2017	2018	2017	2018	2017
Property management fees(1)	$1,733	$1,492	$3,431	$2,892	$555	$580
Leasing commissions(2)	1,405	985	2,669	1,621	363	202
Construction management fees(2)	127	143	202	221	51	260
Other fees and reimbursements(3)	621	961	1,258	1,755	563	491
Total	$3,886	$3,581	$7,560	$6,489	$1,532	$1,533
(1)	The property management fees are included in Property Operating on the consolidated statements of operations.
(2)	Leasing commissions paid for leases with terms less than one year are expensed immediately and included in Depreciation and Amortization on the consolidated statements of operations. Leasing commissions paid for leases with terms greater than one year, and construction management fees, are capitalized and amortized over the life of the related leases or assets.
(3)	Other fees and reimbursements are included in Property Operating and General and Administrative on the consolidated statements of operations based on the nature of the expense.

Unconsolidated Joint Venture—We had a receivable from the Joint Venture of approximately $14,000 as of June 30, 2018, and a payable to the Joint Venture of approximately $52,000 as of December 31, 2017, all primarily related to activity at the six properties contributed by us to the Joint Venture.

13.	SUBSEQUENT EVENTS

Distributions to Stockholders—Distributions were paid subsequent to June 30, 2018, as follows (in thousands):

Month	Record Date	Distribution Amount per Share	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
June	6/15/2018	$0.13541652	7/2/2018	$6,333	$2,791	$3,542
July	7/16/2018	0.13541652	8/1/2018	6,346	—	6,346

In August 2018, our board of directors authorized distributions for September, October, and November 2018 in the amount of $0.13541652 per share to the stockholders of record at the close of business on September 17, October 15, and November 15, 2018, respectively.

PHILLIPS EDISON LIMITED PARTNERSHIP

COMBINED BALANCE SHEETS
AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016
(Unaudited)
(In thousands)

	September 30, 2017	December 31, 2016
ASSETS
Investment in real estate:
Land and improvements	$191,077	$187,064
Building and improvements	428,833	419,847
Acquired intangible lease assets	5,261	2,164
Total investment in real estate assets	625,171	609,075
Accumulated depreciation and amortization	(249,904)	(244,125)
Total investment in real estate assets, net	375,267	364,950
Cash and cash equivalents	32,052	13,520
Restricted cash	11,078	15,198
Accounts receivable, net	7,357	7,884
Accounts receivable - affiliates	13,717	11,516
Notes receivable - affiliates	7,838	19,574
Investment in affiliates	31,062	31,115
Other assets, net	26,011	27,377
Real estate investment and other assets held for sale	5,802	—
Total assets	$510,184	$491,134

LIABILITIES AND DEFICIT
Liabilities:
Mortgages and loans payable, net	$503,847	$493,724
Deferred income	2,965	3,007
Acquired intangible lease liabilities, net	3,625	2,291
Accounts payable - affiliates	1,138	268
Accounts payable and other liabilities	43,723	47,577
Liabilities of real estate investment held for sale	8,194	—
Total liabilities	563,492	546,867

Deficit:
Accumulated other comprehensive income	666	664
Accumulated deficit	(54,949)	(57,092)
Total partnership deficit	(54,283)	(56,428)
Noncontrolling interests	975	695
Total deficit	(53,308)	(55,733)
Total liabilities and deficit	$510,184	$491,134

See notes to combined financial statements.

PHILLIPS EDISON LIMITED PARTNERSHIP

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(Unaudited)
(In thousands)

	Nine Months Ended September 30,
	2017	2016
REVENUES:
Rental income	$50,178	$52,245
Tenant recovery income	13,263	15,323
Fees and management income	59,176	54,588
Other property income	918	288
Total revenues	123,535	122,444
EXPENSES:
Property operating	27,406	27,760
Real estate taxes	8,460	8,527
General and administrative	27,992	27,705
Acquisition expenses	—	104
Impairment of real estate assets	4,588	—
Depreciation and amortization	22,344	20,780
Total expenses	90,790	84,876
OTHER:
Interest expense	(14,850)	(14,982)
Transaction expenses	(3,911)	—
Other income, net	4,835	10,104
Total other expense, net	(13,926)	(4,878)
Net income	18,819	32,690
Net income attributable to noncontrolling interests	(283)	(409)
Net income attributable to partners	$18,536	$32,281

COMPREHENSIVE INCOME:
Net income	$18,819	$32,690
Other comprehensive income:
Change in unrealized gain on investment	2	—
Comprehensive income	18,821	32,690
Comprehensive income attributable to noncontrolling interests	(283)	(409)
Comprehensive income attributable to partners	$18,538	$32,281

See notes to combined financial statements.

PHILLIPS EDISON LIMITED PARTNERSHIP

COMBINED STATEMENTS OF DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(Unaudited)
(In thousands)

	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Partnership Deficit	Noncontrolling Interests	Total Deficit
BALANCE — January 1, 2016	$664	$(71,193)	$(70,529)	$97	$(70,432)
Equity-based compensation expense	—	339	339	—	339
Distributions	—	(14,658)	(14,658)	(3)	(14,661)
Contributions from noncontrolling interests	—	—	—	50	50
Net income	—	32,281	32,281	409	32,690
BALANCE — September 30, 2016	$664	$(53,231)	$(52,567)	$553	$(52,014)

BALANCE — January 1, 2017	$664	$(57,092)	$(56,428)	$695	$(55,733)
Change in unrealized gain on investments	2	—	2	—	2
Equity-based compensation expense	—	63	63	—	63
Distributions	—	(16,242)	(16,242)	(3)	(16,245)
Redeemed partners	—	(214)	(214)	—	(214)
Net income	—	18,536	18,536	283	18,819
BALANCE — September 30, 2017	$666	$(54,949)	$(54,283)	$975	$(53,308)

See notes to combined financial statements.

PHILLIPS EDISON LIMITED PARTNERSHIP

COMBINED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(Unaudited)
(In thousands)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$18,819	$32,690
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,657	21,318
Net amortization of above- and below-market leases	(102)	(14)
Amortization of deferred financing expense	1,127	1,139
Gain on disposal of real estate assets	(2,199)	(9,345)
Loss on write-off of deferred financing expense, capitalized leasing commissions, and tenant allowance	246	382
Impairment of real estate assets	4,588	—
Change in fair value of derivative	17	71
Equity-based compensation	63	339
Straight-line rent	(357)	198
Other	(134)	—
Changes in operating assets and liabilities:
Accounts receivable, net	432	2,025
Accounts receivable - affiliates	(2,201)	(2,434)
Other assets, net	(4,283)	(2,672)
Accounts payable and other liabilities	5,296	2,545
Accounts payable - affiliates	870	(3)
Deferred income	(33)	(2,887)
Net cash provided by operating activities	43,806	43,352
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(23,210)	(7,510)
Capital expenditures	(16,889)	(14,753)
Net proceeds from sale or disposal of real estate assets	7,758	6,912
Change in restricted cash	2,199	3,216
Distributions from affiliates	55	60
Principal disbursements on notes receivable - affiliates	—	(236)
Principal receipts on notes receivable - affiliates	11,890	—
Net cash used in investing activities	(18,197)	(12,311)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility borrowings	1,400	25,643
Proceeds from mortgages and loans payable	19,992	330,000
Repayments of mortgages and loans payable	(4,030)	(369,933)
Distributions paid to partners	(24,078)	(14,658)
Redeemed partners	(214)	—
Payments of deferred financing expense	(144)	(3,787)
Other	(3)	(38)
Net cash used in financing activities	(7,077)	(32,773)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,532	(1,732)
CASH AND CASH EQUIVALENTS:
Beginning of period	13,520	10,912
End of period	$32,052	$9,180
SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest during the year	$13,417	$13,750
Capital expenditures in accounts payable	—	228
Change in distributions payable	(7,836)	—
Like-kind exchange of real estate
Proceeds from sale of real estate assets	$—	$10,924
Repayment of fees and related debt	—	(3,711)
Utilization of funds held for acquisitions	(1,541)	(1,588)
Net restricted cash activity — non-cash	$(1,541)	$5,625

See notes to combined financial statements.

PHILLIPS EDISON LIMITED PARTNERSHIP UNAUDITED FINANCIAL STATEMENTS

PHILLIPS EDISON LIMITED PARTNERSHIP

NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)
(Amounts in thousands)

1.	ORGANIZATION

Phillips Edison Limited Partnership (“PELP” or the “Company”) is engaged in the business of acquiring, developing, redeveloping, owning, leasing, and managing neighborhood shopping centers. As of September 30, 2017, the Company had a portfolio of 81 shopping centers. The centers are primarily grocery-anchored, and the tenant base consists of national, regional, and local retailers. These centers are usually leased to tenants that provide consumers with convenient access to everyday necessity items, such as food and pharmacy items; therefore, the Company believes that the economic performance of these centers is less affected by downturns compared to other retail property types. The Company’s credit risk is concentrated in the retail industry.

On October 4, 2017, the Company completed a transaction to sell certain real estate assets, its captive insurance company, and its third party asset management business to Phillips Edison Grocery Center REIT I, Inc. (“PECO”) in a stock and cash transaction (“PECO transaction”). For a more detailed discussion, see Note 14. Upon completion of the PECO transaction, the Company’s remaining portfolio consisted of five shopping centers.

2.	BASIS OF PRESENTATION

For purpose of the combined financial statements, PELP does not represent a legal entity but rather a combination of certain legal entities that hold real estate assets and a real estate management company, along with other related legal entities, all of which are under common ownership and common management. Income from noncontrolling interests is allocated to outside shareholders based on ownership. The combined financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated in the combined financial statements. PELP’s results of operations for the nine months ended September 30, 2017, are not necessarily indicative of the operating results expected for the full year. The combined financial statements of PELP include the financial position, results of operations, and cash flows for the nine months ended September 30, 2017 and 2016, of the following entities:

Entity Name
12 West Station LLC	Mayfair Station LLC
Aegis Realty Operating Partnership, LP	Melbourne Station LLC
Aegis Waterford, LLC	Miramar Station LLC(1)
Ashland Junction LLC	Monfort Heights Station LLC
Ashland Junction II LLC	Monfort Heights Station II LLC(4)
B. & O., Ltd.	Mountain Park Station LLC
Barclay Station LLC(5)	Mountain View Station LLC(4)
Barnwell Station LLC	New Market Station LLC
Belvedere Station LLC	Nordan Station LLC
Birdneck Station LLC	Northlake Station LLC
Buckingham Station LLC	Northside Station LLC
Cactus Station LLC	Orchard Plaza Station LLC
Catawba Station LLC(1)	Page Station LLC
Cedar Hills - West LLC	Palmetto Station LLC
Cell 2007-6 of Global Re SCC (Captive)(1)	Park Place Station LLC
Centre Stage Station LLC	Parkway Station LLC
Civic Center Station Ltd.	Parsons Village Station LLC
Commerce GP LLC	PECO II Inc.
Commerce Station LP	PECO-Griffin REIT Advisor LLC(2)
Countryside Station LLC	PECO Heritage LLC
Crossroads Asheboro Station LLC	PECO Lassen LLC(4)

Entity Name
Delafield Station LLC(3)	PECO Winery LLC(5)
Doubleday Station Member LLC	Phillips Edison & Co NTR LLC
Dunlop Station LLC	Phillips Edison & Co NTR II LLC
Dutch Square II LLC(1)	Phillips Edison & Co NTR III LLC
Dutch Square LLC(1)	Phillips Edison & Company, Ltd. and Subsidiaries
East Pointe Station II LLC	Phillips Edison HoldCo LLC
East Pointe Station LLC	Phillips Edison Limited Partnership
Eastland Station LLC	Pipestone Station LLC
Edgecombe Station LLC	Plaza of the Oaks Station LLC
Edgewood Station LLC	Portland Station LLC
Emporia Station LLC	Powell Villa Station LLC
Everson Station LLC(3)	Promenade Station LLC
Fairview Station LLC	Quail Valley Station LLC
Forest Park Station LLC	Quincy Station LLC(1)
Forest Park Station II LLC	Rio Rancho Station LLC
Gateway Station LLC	Riverplace Station LLC(2)
Geist Station LLC	Rolling Hills Station LLC
GlenEagles Station LLC	Rt. 24 & Marketplace LLC
Goshen Station Ltd	SCB II Management CO.
Governor's Square Station LLC	Silver Rock Insurance, Inc.
Greenwood Station LLC	Smoketown & Veronica LLC
Guadalupe Station LLC	South Oaks Station LLC
Heritage Oaks Station L.P.	Southaven Station LLC(1)
Hickory Station LLC	Southgate (Ohio) Station LLC(5)
High Point Village Station LLC	Stations West - Shelley, LLC(1)
Highland Fair Station LLC	Stations West Developments LLC(1)
Hillside - West LLC	Stations West-Saratoga, LLC
Jackson Junction Ltd.	Summerville Station LLC
Jasper Station LLC	The Phillips Edison Group LLC
Kokomo Station LLC(1)	Timberlake Station LLC
Lafayette Station LLC	Towne Crossing Station Limited Partnership
Lakeside Center Station LLC(1)	Upper Deerfield Station LP
Lakeside Square Station LLC(1)	Vaughns Station LLC
Landen Station LLC	Village Mooresville Station LLC
LaPlata IV LLC	Western Square Station LLC
LaPlata North LLC	WG Station Holding Company LLC
LaPlata Plaza LLC	WG Station IX LLC
LaPlata South LLC	WG Station VI LLC
Lassen Station L.P.(4)	White Oaks Station LLC
Lilburn Corners Ltd	Willowbrook Commons LLC(2)
Louisa Junction Ltd.(1)	Windsor Station LLC
Marion Station LLC	Winery Square Station L.P.
Marketplace Station LLC
(1)	Entities disposed or terminated in 2016
(2)	Entities acquired or established in 2016
(3)	Entities acquired in 2017
(4)	Entity disposed in 2017
(5)	Entity structure changed in 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Certain of the Company’s accounting estimates are particularly important for an understanding of its financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions; and other fair value measurement assessments required for the preparation of the combined financial statements. As a result, these estimates are subject to a degree of uncertainty.

Set forth below is a summary of the significant accounting estimates and policies that management believes are important to the preparation of the Company’s combined interim financial statements.

Use of Estimates — The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets, recoverable amounts of receivables, deferred costs, and other fair value measurement assessments required for the preparation of the combined financial statements. Actual results could differ from those estimates.

Credit Risk — The Company operates in one industry, which includes the acquiring, developing, redeveloping, owning, leasing, and managing of real estate. No single tenant accounts for more than 10% of annualized base rent in any of the periods presented. Financial instruments potentially subjecting the Company to concentrations of credit risk consist principally of (1) cash and cash equivalent instruments, which are held at financial institutions of high credit quality, and (2) tenant receivables, whose credit risk is distributed among numerous tenants in different industries and across several geographical areas.

Held for Sale Entities — The Company considers assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Amounts recorded on the combined balance sheets, except for cash and cash equivalents, exclude amounts held for sale.

Investment in Real Estate — Real estate assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 5-7 years for furniture, fixtures, and equipment, 15 years for land improvements, and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the assets. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred. For the nine months ended September 30, 2017 and 2016, depreciation expense was $16,634 and $15,861, amortization expense was $4,435 and $4,722, and the loss on write-off of unamortized assets was $1,275 and $197, respectively. There was no capitalized interest for the nine months ended September 30, 2017 and 2016.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable, or at least annually. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. The Company recorded an impairment of $4,588 for the nine months ended September 30, 2017. No impairment on real estate assets was recorded for the nine months ended September 30, 2016.

The results of operations of acquired properties are included in the Company’s results of operations from their respective dates of acquisition. The Company assesses the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods (e.g., discounted cash flow analysis and replacement cost) that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant. Certain acquisition-related costs are capitalized and allocated to the tangible and identifiable intangible assets based on their respective acquisition-date fair values, and amortized over the same useful lives of the respective tangible and identifiable intangible assets. The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs, and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Company evaluates the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance, and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the weighted-average remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using interest rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. The Company also considers fixed-rate renewal options in its calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and the Company determines that the tenant has a financial incentive to exercise such option, the Company includes such an option in the calculation of the fair value of such lease and the period over which the lease is amortized.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods.

Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. The cash and cash equivalent balances at one or more of the Company’s financial institutions exceeds the Federal Depository Insurance Corporation (FDIC) insurance coverage.

Restricted Cash — Restricted cash and investments primarily consists of cash restricted for the purposes of facilitating an Internal Revenue Code §1031 tax-free exchange (“§1031 exchange”), escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, other amounts required to be escrowed pursuant to loan agreements, and other investments.

Accounts Receivable, Net — The Company continuously monitors the collectibility of its accounts receivable (billed and unbilled, including straight-line rent) from specific tenants and analyzes historical bad debts, customer creditworthiness, current economic trends, and changes in tenant payment terms when evaluating the adequacy of the allowance for bad debts. When tenants are in bankruptcy, the Company makes estimates of the expected recovery of pre- and post-petition claims. The period to resolve these claims can exceed one year. Management believes the allowance is adequate to absorb currently estimated bad debts. However, if the Company experiences bad debts in excess of the allowance management has established, its operating income would be reduced. Accounts receivable in the accompanying combined balance sheets are shown net of an allowance for doubtful accounts of $759 and $1,061 as of September 30, 2017 and December 31, 2016, respectively.

Investment in Affiliates — The Company accounts for its investments in PECO and Phillips Edison Grocery Center REIT II, Inc. (“NTR II”) as available-for-sale securities. The investments in PECO and NTR II are adjusted as their share prices are revalued. The Company’s cost basis for these investments as of September 30, 2017 and December 31, 2016, was $25,986. The balance in Accumulated Other Comprehensive Income was $666 and $664 as of September 30, 2017 and December 31, 2016, respectively. The fair value of these investments as of September 30, 2017 and December 31, 2016, was $26,652 and $26,649, respectively. All other affiliates the Company has investments in are accounted for under the equity method or the cost method of accounting (see Note 11) and their related income (loss) is recorded in Other Income, Net on the Company’s combined statements of income.

On a periodic basis, the Company evaluates its investments in affiliates for impairment in accordance with Accounting Standards Codification (“ASC”) Topic 320, Investments – Debt and Equity Securities. The Company assesses whether there are any indicators that the value of its investments in affiliates may be impaired. An investment in an affiliate is considered impaired only if the Company determines that its estimated fair value is less than the net carrying value on an other-than-temporary basis. The Company considers various qualitative and quantitative factors to determine if there are indicators of impairment, including, but not limited to, significant deterioration in the operating performance of the investee, significant adverse changes in the operating environment, and losses on sale transactions with respect to underlying assets. The Company considers various qualitative factors to determine if a decrease in the value of its investment is other-than-temporary. These factors include the Company’s intent and ability to retain its investment in the entity as well as financial condition and long-term prospects of the entity. If the Company believes that the decline in the fair value of the investment is temporary, no impairment charge is recorded. If the analysis indicates that there is an other-than-temporary impairment related to the investment in a particular entity, the carrying value of the investment will be adjusted to an amount that reflects the estimated fair value of the investment (see Note 13).

During the nine months ended September 30, 2017 and 2016, the Company did not identify indicators of other-than-temporary impairment that would require recording an impairment charge.

Other Assets, Net — Other Assets, Net consists primarily of prepaid expenses, deposits, deferred financing expense, tenant allowance, and leasing costs, which are amortized using the straight-line method over the terms of the respective agreements (see Note 4). Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method.

Revenue Recognition — The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner of the tenant improvements, for accounting purposes, determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner of the tenant improvements, for accounting purposes, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If the Company concludes that it is not the owner of the tenant improvements (the lessee is the owner), for accounting purposes, then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. The Company considers a number of different factors in evaluating whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;
•	whether the tenant or landlord retains legal title to the improvements;
•	the uniqueness of the improvements;
•	the expected economic life of the tenant improvements relative to the length of the lease; and
•	who constructs or directs the construction of the improvements.

The Company recognizes rental income on a straight-line basis over the term of each lease, including those that include periodic and determinable adjustments to rent. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease. For percentage rental income, the Company defers recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved. Percentage revenues were $446 and $412 for the nine months ended September 30, 2017 and 2016, respectively.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursements.

The Company periodically reviews the collectability of outstanding receivables. Allowances will be taken for those balances that it deems to be uncollectible, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. For the nine months ended September 30, 2017 and 2016, $779 and $392, respectively, of bad debt expense was recorded and included as a component of Property Operating in the combined statements of income.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectability is reasonably assured, and the tenant is no longer occupying the property. Upon early lease termination, the Company provides for losses related to unrecovered tenant-specific intangibles and other assets.

Revenues from management, leasing, and other fees charged, based on the various management agreements executed, are recognized in the period in which the services have been provided and the earnings process is complete (See Note 11).

Gain on Disposition of Property — The Company recognizes sales of assets only upon the closing of the transaction with the purchaser, and if the collectibility of the sales price is reasonably assured, it is not obligated to perform any significant activities after the sale to earn the profit, it has received adequate initial investment from the purchaser, and other profit recognition criteria have been satisfied. The Company may defer recognition of gains in whole or in part until: (i) the profit is determinable, meaning that the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated; and (ii) the earnings process is virtually complete, meaning that the Company is not obliged to perform any significant activities after the sale to earn the profit.

Fair Value Measurements — ASC 820, Fair Value Measurement (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

Income Tax — The Company is comprised of partnerships, limited liability companies, and subchapter S corporations, which file tax returns for which the partners/members and shareholders are responsible for their respective shares of entity income.

The Company’s captive insurance company, Silver Rock Insurance, Inc., which was formed in December of 2015, is a subchapter C corporation subject to federal income tax on income earned through its business activities. Income taxes have been provided for on the asset and liability method as required by GAAP. Under the asset and liability method, deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of taxable assets and liabilities.

As of September 30, 2017 and December 31, 2016, the Company had net deferred tax assets of $231 and $270, respectively, comprised of differences between the basis of accounting for federal income tax reporting and GAAP reporting on insurance premium income, deductibility of loss reserves, and the amortization of organizational startup costs. In assessing whether the deferred tax assets are realizable, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Deferred tax assets and deferred tax liabilities are included in Other Assets, Net on the accompanying combined balance sheets as of September 30, 2017 and December 31, 2016.

As of September 30, 2017 and 2016, there were no permanent differences that would cause the effective tax rate to differ from the U.S. statutory rate of 34%. As of September 30, 2017 and December 31, 2016, there were no significant uncertain tax positions.

Newly Adopted and Recently Issued Accounting Pronouncements — The Company adopted Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, on January 1, 2017, and applied it prospectively. For a more detailed discussion of this adoption, see Note 5.

The following table provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)
This update amends existing guidance in order to provide consistency in accounting for the derecognition of a business or nonprofit activity. It is effective for annual reporting periods beginning after December 15, 2018, but early adoption is permitted.
January 1, 2019
The Company will adopt this standard concurrently with ASU 2014-09, listed below. The Company expects the adoption will impact its transactions that are subject to the amendments, which, although expected to be infrequent, would include a partial sale of real estate or contribution of a nonfinancial asset to form a joint venture.

ASU 2016-18, Statement of Cash Flows (Topic 230)
This update amends existing guidance in order to clarify the classification and presentation of restricted cash on the statement of cash flows. It is effective for annual reporting periods beginning after December 15, 2018, but early adoption is permitted.
January 1, 2018
Upon adoption, the Company will include amounts generally described as restricted cash within the beginning-of-period and end-of-period total amounts on the statement of cash flows rather than within an activity on the statement of cash flows.

ASU 2016-15, Statement of Cash Flows (Topic 230)
This update addresses the presentation of eight specific cash receipts and cash payments on the statement of cash flows. It is effective for annual reporting periods beginning after December 15, 2018, but early adoption is permitted.
		January 1, 2018	The Company is currently evaluating the impact the adoption of this standard will have on its combined financial statements. The Company anticipates an early adoption as of January 1, 2018.

ASU 2016-02, Leases (Topic 842)
This update amends existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. It is effective for annual reporting periods beginning after December 15, 2019, but early adoption is permitted.
		January 1, 2020	The Company is currently evaluating the impact the adoption of this standard will have on its combined financial statements.

ASU 2016-01, Financial Instruments
This update amends existing guidance by measuring equity securities, except those accounted for under the equity method or result in consolidation, at fair value with changes in fair value recognized through net income. It is effective for annual reporting periods beginning after December 15, 2018, but early adoption is permitted.
		January 1, 2019	The Company is currently evaluating the impact the adoption of this standard will have on its combined financial statements.

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers
This update outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. In 2015, the FASB provided for a one-year deferral of the effective date for ASU 2014-09, making it effective for annual reporting periods beginning after December 15, 2018.
January 1, 2019, except for Tenant Recovery Income, which will follow the adoption date of ASU 2016-02 on January 1, 2020
The Company’s revenue-producing contracts are primarily leases that are not within the scope of this standard. As a result, the Company does not expect the adoption of this standard to have a material impact on its rental income. The Company continues to evaluate the effect of this standard on its other sources of revenue. These include fees and management income and reimbursement amounts it receives from tenants for operating expenses such as real estate taxes, insurance, and other common area maintenance. However, the Company currently does not believe the adoption of this standard will significantly affect the timing of the recognition of its fees and management income and reimbursement revenue. The Company currently plans to adopt this guidance on a modified retrospective basis.

4.	OTHER ASSETS, NET

The summary of Other Assets, Net as of September 30, 2017 and December 31, 2016, is as follows:

	September 30, 2017	December 31, 2016
Deferred leasing commissions and costs	$48,917	$45,784
Tenant allowances	11,334	12,254
Deferred financing costs	1,005	1,005
Accumulated amortization	(45,343)	(41,775)
Net long-term amortizable assets	15,913	17,268
Deferred rent receivable, net	6,915	6,668
Prepaid expenses	2,997	2,212
Deposits and miscellaneous receivables	186	1,229
Total	$26,011	$27,377
5.	ACQUISITIONS AND DISPOSITIONS

Acquisitions — In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update amends existing guidance in order to clarify when an integrated set of assets and activities is considered a business. The Company adopted ASU 2017-01 on January 1, 2017, and applied it prospectively. Under this new guidance, most of the Company's real estate acquisition activity will no longer be considered a business combination and will instead be classified as an asset acquisition. As a result, most acquisition-related costs that would have been recorded on the Company's combined statements of income as Acquisition Expense have been capitalized and will be amortized over the life of the related assets. Costs incurred related to properties that were not ultimately acquired are recorded as Acquisition Expenses on the Company’s combined statements of income. As of September 30, 2017, none of the Company's real estate acquisitions in 2017 met the definition of a business; therefore, the Company accounted for all as asset acquisitions.

During the nine months ended September 30, 2017, the Company acquired two grocery-anchored shopping centers. During the nine months ended September 30, 2016, the Company acquired one grocery-anchored shopping center.

For the nine months ended September 30, 2017 and 2016, the Company allocated the purchase price of acquisitions to the fair value of the assets acquired and liabilities assumed as follows:

	2017	2016
Land and improvements	$10,073	$2,569
Building and improvements	13,631	6,760
Acquired in-place leases	3,063	1,174
Acquired above-market leases	33	70
Acquired below-market leases	(1,450)	(1,423)
Total assets and lease liabilities acquired	$25,350	$9,150

The weighted-average amortization periods for in-place, above-market, and below-market lease intangibles acquired during the nine months ended September 30, 2017 and 2016, are as follows (in years):

	2017	2016
Acquired in-place leases	18	15
Acquired above-market leases	3	8
Acquired below-market leases	24	25

Dispositions — During each of the nine months ended September 30, 2017 and 2016, the Company completed the sale of one operating property and one outparcel. The amounts recognized from the sale of these properties are as follows:

	2017	2016
Operating properties
Net sales proceeds	$7,500	$5,710
Gain on disposition(1)	3,132	2,842
Outparcels
Net sales proceeds	$500	$1,529
Gain on disposition(1)	209	425
(1)	The gain on dispositions of properties is recorded in Other Income, Net on the combined statements of income.

Property Held for Sale — As of September 30, 2017, one property was classified as held for sale as it was under contract to sell, with no substantive contingencies, and the prospective buyer had significant funds at risk. On October 6, 2017, the Company sold this property for $9,300, for a net gain of $2,770. A summary of assets and liabilities for the property held for sale as of September 30, 2017, is below:

September 30, 2017
ASSETS
Total investment in real estate assets, net	$5,282
Restricted cash	380
Accounts receivable, net	95
Other assets, net
Deferred rent receivable, net	28
Deposits and miscellaneous receivables	10
Prepaid expenses	7
Real estate investment and other assets held for sale	$5,802

LIABILITIES
Liabilities:
Mortgages and loans payable, net	$8,000
Deferred income	9
Accounts payable and other liabilities	185
Liabilities of real estate investment held for sale	$8,194

Like-Kind Exchanges — As of December 31, 2016, proceeds from four sold properties were held in escrow for future acquisitions as part of §1031 exchanges, which entails selling a property and reinvesting the proceeds in one or more properties that are similar in nature, character, or class within 180 days. Proceeds from three of these properties were applied to the two properties purchased in the nine months ended September 30, 2017. The one remaining property was removed from the §1031 exchange program and the funds were released from escrow to the Company.

6.	ACQUIRED INTANGIBLE LEASES

Acquired intangible leases consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Acquired in-place leases	$5,158	$2,094
Acquired above-market leases	103	70
Acquired intangible lease assets	5,261	2,164
Accumulated amortization	(275)	(43)
Acquired intangible lease assets, net	$4,986	$2,121

Acquired below-market lease liabilities	$3,770	$2,320
Accumulated amortization	(145)	(29)
Acquired intangible lease liabilities, net	$3,625	$2,291

Summarized below is the amortization recorded on acquired intangible leases for the nine months ended September 30, 2017 and 2016:

	2017	2016
In-place leases	$217	$22
Above-market leases	15	2
Total intangible lease asset amortization	$232	$24

Below-market lease liability amortization	$116	$16
7.	MORTGAGES AND LOANS PAYABLE

The following is a summary of the outstanding principal balances of the Company’s debt obligations as of September 30, 2017 and December 31, 2016:

	Interest Rate	September 30, 2017	December 31, 2016
Term loans due 2019(1)	3.29%-5.19%	$345,000	$330,000
Revolving credit facility(1)(2)	3.29%	87,091	44,791
Mortgages payable(3)	4.16%-7.21%	71,863	122,157
Note payable due 2018	2.87%	2,269	—
Assumed market debt adjustments, net(4)		(152)	(174)
Deferred financing costs(5)		(2,224)	(3,050)
Total		$503,847	$493,724
(1)	As of September 30, 2017, the LIBOR portion of the interest rate on $315,000 of the Company’s outstanding variable-rate debt was, effectively, capped at 2.5% by four interest rate cap agreements maturing in July 2018.
(2)	The gross borrowings under the Company’s revolving credit facility were $64,500 and $96,341, and gross payments were $63,100 and $74,409 during the nine months ended September 30, 2017 and 2016, respectively.
(3)	Due to the non-recourse nature of the Company’s fixed-rate mortgages, the assets and liabilities of the related properties are neither available to pay the debts of the combined property-holding limited liability companies nor constitute obligations of such combined limited liability companies as of September 30, 2017.
(4)	Net of accumulated amortization of $276 and $255 as of September 30, 2017 and December 31, 2016, respectively.
(5)	Net of accumulated amortization of $2,498 and $2,210 as of September 30, 2017 and December 31, 2016, respectively. Deferred financing costs related to the revolving credit facility are recorded in Other Assets, Net, and were $475 and $726, as of September 30, 2017 and December 31, 2016, respectively, which is net of accumulated amortization of $530 and $279, respectively.

The allocation of total debt between fixed- and variable-rate as well as between secured and unsecured, excluding market debt adjustments and deferred financing costs, as of September 30, 2017 and December 31, 2016, is summarized below:

	September 30, 2017	December 31, 2016
As to interest rate:
Fixed-rate debt	$74,132	$122,157
Variable-rate debt	432,091	374,791
Total	$506,223	$496,948
As to collateralization:
Unsecured debt	$32,269	$30,000
Secured debt	473,954	466,948
Total	$506,223	$496,948

Below is a listing of the Company’s maturity schedule with the respective principal payment obligations, excluding market debt adjustments and deferred financing costs as of September 30, 2017:

	2017	2018	2019	2020	2021	Thereafter	Total
Term loans(1)	$—	$—	$345,000	$—	$—	$—	$345,000
Revolving credit facility(1)	—	—	87,091	—	—	—	87,091
Mortgages payable	439	1,763	3,747	1,862	1,967	62,085	71,863
Note payable	1,361	908	—	—	—	—	2,269
Total maturing debt	$1,800	$2,671	$435,838	$1,862	$1,967	$62,085	$506,223
(1)	The unsecured $30 million term loan and secured credit facilities, which includes the $315 million term loan and the revolving credit facility, have options to extend their maturities to 2020 and 2021, respectively. A maturity date extension for the unsecured term loan facility requires the payment of an extension fee of 0.25% of the outstanding principal amount. The secured credit facility may extend for two twelve-month periods, requiring an extension fee of 0.15% of the outstanding principal amount for each extension.
8.	LEASES

Approximate future rental income to be received under noncancelable operating leases, assuming no new or renegotiated leases or option extensions on lease agreements, is as follows:

Year	Amount
Remaining 2017	$17,973
2018	61,799
2019	54,052
2020	45,684
2021	36,577
Thereafter	122,419
Total	$338,504
9.	COMMITMENTS AND CONTINGENCIES

Leases — The Company leases office space and equipment under long-term and short-term operating and capital leases. Total rental expense for long-term operating leases was $2,159 and $2,078 for the nine months ended September 30, 2017 and 2016, respectively. Minimum rental commitments under noncancelable operating and capital leases as of September 30, 2017, are as follows:

Year	Amount
Remaining 2017	$230
2018	813
2019	524
2020	85
2021	—
Thereafter	—
Total	$1,652

Commitments and Contingencies — The Company is subject to numerous federal, state, and local environmental laws and regulations. The Company believes that the ultimate disposition of currently known environmental matters will not have a material effect on financial position, liquidity, or operations; however, the Company can give no assurance that existing environmental studies with respect to the shopping centers have revealed all potential environmental liabilities; that any previous owner, occupant, or tenant did not create any material environmental condition not known to the Company; that the current environmental condition of the shopping centers will not be affected by tenants and occupants, by the condition of nearby properties, or by unrelated third parties; or that changes in applicable environmental laws and regulations or their interpretation will not result in additional environmental liability to the Company.

The Company is subject to legal and other claims incurred in the normal course of business. Based upon reviews and consultation with counsel of such matters known to exist, the Company does not believe that the ultimate outcome of these claims will materially affect the Company’s financial position or results of operations or cash flows.

10.	DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives — The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposure to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and through the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash receipts and its known or expected cash payments principally related to its investments and borrowings.

Derivatives Not Designated as Hedging Instruments — The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate caps, which effectively place a cap on the LIBOR portion of its interest rate. Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks, but do not meet the strict hedge accounting requirements to be classified as hedging instruments. Changes in the fair value of these derivative instruments, as well as any payments, are recorded directly in Other Income, Net and resulted in a loss of $17 and $71 for the nine months ended September 30, 2017 and 2016, respectively.

The following is a summary of the Company’s interest rate caps that were not designated as cash flow hedges of interest rate risk as of September 30, 2017:

Count	Notional Amount	LIBOR Cap	Maturity Date
4	$315,000	2.5%	July 1, 2018
11.	RELATED-PARTY TRANSACTIONS

Phillips Edison Grocery Center REIT I, Inc. — PECO is a public non-traded real estate investment trust (“REIT”) formed in October 2009, co-sponsored by an affiliate of the Company. During the nine months ended September 30, 2017 and 2016, PECO was required by advisory and property management agreements to pay PELP subsidiaries certain fees related to acquiring and managing properties for PECO. Upon completion of the PECO transaction on October 4, 2017, the advisory and property management agreements were terminated.

Phillips Edison Grocery Center REIT II, Inc. — NTR II is a public non-traded REIT formed in June 2013, co-sponsored by an affiliate of the Company. NTR II is required by advisory and property management agreements to pay PELP subsidiaries certain fees related to acquiring and managing properties for NTR II.

Phillips Edison Grocery Center REIT III, Inc. — Phillips Edison Grocery Center REIT III, Inc. (“NTR III”) is a nonpublic non-traded REIT formed in April 2016, co-sponsored by an affiliate of the Company along with Griffin Capital Corporation (“Griffin Capital”). NTR III is required by advisory and property management agreements to pay PELP subsidiaries certain fees related to acquiring and managing properties for NTR III.

In December 2016, PELP and NTR III entered into a bridge loan where PELP loaned NTR III $11,390, with an interest rate of LIBOR + 2.25%, maturing on December 31, 2018. The loan was secured with a mortgage on a property acquired by NTR III. As of December 31, 2016, NTR III owed PELP $12 of interest related to the loan. In August 2017 the principal balance and all outstanding interest were paid back in full.

As of September 30, 2017 and December 31 2016, PELP had incurred $3,904 and $1,709, respectively, of organizational and offering costs related to NTR III, all of which is recorded in Accounts Receivable - Affiliates on the combined balance sheets. Since NTR III’s initial public offering has not commenced, PELP has only charged NTR III organizational and offering costs related to its private placement. As such, as of September 30, 2017 and December 31, 2016, PELP has charged organizational and offering costs of $2,000 and $39, respectively, to NTR III. Part of the receivable from NTR III includes an unpaid amount to Griffin Capital for offering costs of $1,138 and $266 as of September 30, 2017 and December 31 2016, respectively.

Phillips Edison Value Added Grocery Venture, LLC — Phillips Edison Value Added Grocery Venture, LLC (“Necessity Retail Partners”) was formed in March 2016 between (1) PE OP II Value Added Grocery, LLC, a wholly owned subsidiary of NTR II, (2) a limited partnership affiliated with TPG Real Estate, and (3) PECO Value Added Grocery Manager, LLC (“PECO Member”), a wholly-owned subsidiary of PELP. Necessity Retail Partners is managed by the PECO Member and is required to pay certain fees to the PECO Member related to acquiring and managing properties for Necessity Retail Partners. As of September 30, 2017 and December 31, 2016, Phillips Edison HoldCo LLC, a wholly owned subsidiary of PELP, was the guarantor for up to $50,000 of Necessity Retail Partners’ debt. Upon completion of the PECO transaction on October 4, 2017, PECO replaced Phillips Edison HoldCo LLC as the guarantor for that debt.

PECO Real Estate Partners and Affiliates — The following related parties are included in PECO Real Estate Partners (“PREP”) and Affiliates in the table below.

PECO Real Estate Partners — PREP is a real estate development company. The Company entered into a delayed draw note receivable with PREP in May 2015 for a balance up to $4,500. The loan terms call for seven draws from the Company to PREP in an amount of $500 each through August 4, 2015, and

PREP may request up to two additional draws in an amount of no less than $500 each. The delayed draw commitment expired on September 30, 2017, at which time it converted into a term loan with a maturity date of December 15, 2017. The outstanding balance incurs interest at a rate of LIBOR + 5.65%, accrued daily. As of September 30, 2017 and December 31, 2016, the outstanding loan balance, including accrued interest, was $3,541 and $3,537, respectively.

Phillips Edison Strategic Investment Fund I LLC— Phillips Edison Strategic Investment Fund I LLC (“SIF I”) is a limited liability company formed in February 2007. The Company owns 6.94% of SIF I and 23% of PECO Strategic Investment Manager LLC, which manages the SIF I assets. SIF I made a liquidating cash distribution to the common shareholders in December 2013, subject to the retention of appropriate reserves for operating expenses and any contingent liabilities following the termination of the fund. In 2014, after the disposal of the two remaining operating real estate assets, the Company received additional distribution income. In the second quarter of 2017, after SIF I disposed of a land parcel, the Company received its final distribution.

Phillips Edison Strategic Investment Fund II LLC— Phillips Edison Strategic Investment Fund II LLC (“SIF II”) is a limited liability company formed in October 2010. The Company owns 8.75% of SIF II and 24% of PECO Strategic Investment Manager II LLC, which manages the SIF II assets.

Phillips Edison Strategic Investment Fund III LP— Phillips Edison Strategic Investment Fund III LP (“SIF III”) is a limited partnership formed in October 2010. SIF III is managed by PECO Strategic Investment Fund GP III LLC.

PECO Net Lease Income Fund LLC — PECO Net Lease Income Fund LLC (“NLIF”) is a limited liability company that holds net leased assets. The Company owns a 1.26% interest in NLIF, and NLIF is also owned by other PELP partners.

Blue Sky Corporate Ranch — Blue Sky Corporate Ranch is a ranch that is owned by Mike Phillips and Jeff Edison. The Company entered into a note receivable with Blue Sky Corporate Ranch in 2014 in the amount of $5,262, which included $663 of accrued interest through November 30, 2014. The outstanding balance incurs interest at a rate of LIBOR + 5.5%. The payment terms of the note include payment of $500 due on December 1, 2014, and each year thereafter. The outstanding balance, including accrued interest, as of September 30, 2017 and December 31, 2016, was $4,338 and $4,684, respectively.

SCB Air, LLC and SCB Air II, LLC — SCBAir, LLC and SCBAir II, LLC are related-party entities that operate small airplanes. The total paid to SCBAir, LLC and SCBAir II, LLC for the nine months ended September 30, 2017 and 2016, was $1,373 and $1,294, respectively, which is reflected in General and Administrative on the combined statements of income.

Dutch Square Cinema LLC — Dutch Square Cinema LLC (“Dutch”), which operates a public cinema, was a related-party entity owned by 17 of PELP’s partners. Dutch rented its facilities from a PELP subsidiary through December 29, 2016, at which point the subsidiary was sold to a non-related party. The rent paid by Dutch while it was a related-party entity for the nine months ended September 30, 2016, was $478.

Summarized below is the detail of the Company’s outstanding receivable balance from related parties as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
PECO	$4,336	$4,213
NTR II	2,444	2,442
NTR III	3,932	13,504
PREP and affiliates	9,118	9,271
SCB Air I & II	1,538	1,534
Necessity Retail Partners	187	126
Total	$21,555	$31,090
	September 30, 2017	December 31, 2016
PECO	$26,449	$26,449
NTR II	202	200
NTR III	700	700
PREP and affiliates	3,711	3,766
Total	$31,062	$31,115

Summarized below are the fees earned by and the expenses reimbursable to the Company from related parties for the nine months ended September 30, 2017:

	PECO	NTR II	NTR III	PREP and Affiliates	Necessity Retail Partners	Total
Acquisition fees	$1,186	$1,479	$—	$—	$—	$2,665
Asset management fee (Class B unit distributions)	2,392	458	—	—	—	2,850
Asset management fees	13,310	7,953	110	—	286	21,659
Development/construction management fees	1,367	577	—	—	85	2,029
Due diligence expenses	568	412	—	—	120	1,100
Insurance premiums	405	241	—	—	—	646
Leasing commissions	6,231	2,546	5	—	586	9,368
Property management fees	7,986	4,356	37	—	656	13,035
Other fees and reimbursements	6,047	2,631	373	203	289	9,543
Total	$39,492	$20,653	$525	$203	$2,022	$62,895

Summarized below are the fees earned by and the expenses reimbursable to the Company from related parties for the nine months ended September 30, 2016:

	PECO	NTR II	PREP and Affiliates	Necessity Retail Partners	Total
Acquisition fees	$1,111	$3,435	$—	$—	$4,546
Asset management fee (Class B unit distributions)	2,160	430	—	—	2,590
Asset management fees	12,054	6,173	—	87	18,314
Development/construction management fees	664	676	—	14	1,354
Due diligence expenses	268	722	—	25	1,015
Insurance premiums	559	359	—	—	918
Leasing commissions	5,586	2,778	—	213	8,577
Property management fees	7,456	3,484	—	197	11,137
Other fees and reimbursements	4,050	3,217	303	94	7,664
Total	$33,908	$21,274	$303	$630	$56,115
12.	BENEFIT AND COMPENSATION PLANS

401(k) Plan — A wholly-owned subsidiary of PELP sponsors a 401(k) plan, which provides benefits for qualified employees. The Company’s match of the employee contributions is discretionary and has a five-year vesting schedule. The contribution to the plan for the nine months ended September 30, 2017 and 2016, was $662 and $615, respectively. All employees who have attained the age of 21 are eligible the first day of the month following their date of hire. Employees are vested immediately with respect to employee contributions.

Deferred Compensation — PELP sponsors a restricted membership plan, which provides for deferred compensation in connection with awards to employees. The awards increase in value in direct relation to the increase in fair value of the Company’s equity as defined in the plan document. The fair value of the Company’s equity is typically calculated annually by management. The membership units are redeemable in cash at the employee’s retirement or disability. The unit holders are entitled to receive distributions that are recorded as expense when declared. In the nine months ended September 30, 2017 and 2016, the Company expensed $759 and $675, respectively, related to these distributions.

Prior to January 1, 2016, awards granted by PELP under the aforementioned restricted membership plan contained a five-year cliff vesting provision in which all of the units vested for redemption five years after being awarded. As of January 1, 2016, awards granted by PELP under the plan contain a four-year graded vesting provision in which 25% of the units in a given award vest at the end of each year over a four-year period. Although units granted subsequent to December 31, 2015, contain the four-year graded vesting provision, those units that were granted through annual awards occurring prior to January 1, 2016, were not modified and will continue to vest on a cliff basis at the end of the applicable five-year period.

The liability for the deferred compensation plan as of September 30, 2017 and December 31, 2016, was $14,366 and $12,047, respectively, and is included in Accounts Payable and Other Liabilities in the combined balance sheets. The related expense for the deferred compensation plan was $6,441 and $4,460 during the nine months ended September 30, 2017 and 2016, respectively.

Equity-Based Compensation — On March 15, 2015, PELP granted 1,000 Class A profit interest units (“Class A PIUs”) to certain executives of PELP as incentive compensation. The PIUs enable the holders to share in the appreciation of the value of PELP’s assets subsequent to the grant date. As of September 30, 2017 and December 31, 2016, 100% and 80% of the Class A PIUs had vested, respectively. These units receive limited distributions based upon a calculation, which takes into account the excess of fair market value of a common unit over a threshold specified in the grant of the agreement. Upon the vesting of the units, there is an implied strike price for each unit of $23.50. PELP has the right, but not the obligation, to repurchase all or any portion of the vested Class A PIUs at a value per unit equivalent to the market value of a common unit, less the implied strike price of $23.50 per unit.

In 2016, PELP utilized the assistance of valuation specialists who used a Monte Carlo analysis to determine the fair value of the Class A PIUs, in accordance with GAAP. Based upon this analysis, PELP determined the fair value of Class A PIUs to be $1.71 per unit, or $1,710 in total. PELP expensed $63 and $339 related to the Class A PIUs during the nine months ended September 30, 2017 and 2016, respectively, in accordance with the vesting schedule of the units.

13.	FAIR VALUE MEASUREMENTS

GAAP requires disclosure of the fair value of certain financial instruments. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value may be based on quoted market prices for the same or similar financial instruments or on valuation techniques, such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

The estimates of fair value require the application of broad assumptions and estimates. Accordingly, any actual exchange of such financial instruments could occur at values significantly different from the amounts disclosed.

Cash and Cash Equivalents, Accounts Receivable, and Accounts Payable —The Company considers the carrying value of these financial instruments to approximate fair value because of the short period of time between origination of the instrument and their expected realization based on Level 1 inputs.

Real Estate Investments — The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

The Company recorded an impairment of $4,588 for the nine months ended September 30, 2017 on certain real estate assets, which have an updated carrying value of $7,008 as of September 30, 2017. The fair value of these real estate assets was measured on a nonrecurring basis using widely accepted valuation techniques including analysis of recent comparable sales transactions, actual sales negotiations, and bona fide purchase offers received from third parties less expected costs to sell. As such, the Company has determined that its valuations of impaired real estate assets are classified in Level 3 of the fair value hierarchy. No impairment on real estate assets was recorded for the nine months ended September 30, 2016.

Investments in Affiliates — On a periodic basis, the Company evaluates its investments in affiliates for impairment in accordance with ASC Topic 320, Investments – Debt and Equity Securities. The Company assesses whether there are any indicators that the value of its investments in affiliates may be impaired. An investment in an affiliate is considered impaired only if the Company determines that its estimated fair value is less than the net carrying value on an other-than-temporary basis. The Company considers various qualitative and quantitative factors to determine if there are indicators of impairment, including, but not limited to, significant deterioration in the operating performance of the investee, significant adverse changes in operating environment, and losses on sale transactions with respect to underlying assets. The Company considers various qualitative factors to determine if a decrease in the value of its investment is other-than-temporary. These factors include the Company’s intent and ability to retain its investment in the entity as well as financial condition and long-term prospects of the entity. If the Company believes that the decline in the fair value of the investment is temporary, no impairment charge is recorded. If the analysis indicates that there is an other-than-temporary impairment related to the investment in a particular entity, the carrying value of the investment will be adjusted to an amount that reflects the estimated fair value of the investment.

During the nine months ended September 30, 2017 and 2016, the Company did not identify indicators of other-than-temporary impairment that would require recording an impairment charge.

Mortgages and Loans Payable — The Company estimates the fair values of the mortgages and notes payable by discounting the future cash flows at rates currently offered for the similar debt instruments of comparable maturities by its lenders using level 3 inputs.

The following is a summary of borrowings as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Fair value	$507,687	$499,594
Recorded value(1)	506,071	496,774
(1)	Recorded value does not include deferred financing costs of $2,224 and $3,050 as of September 30, 2017 and December 31, 2016, respectively.

Derivative Instruments — The Company measures all interest rate cap agreements at fair value on a recurring basis. The fair values of the interest rate cap agreements as of September 30, 2017 and December 31, 2016, were based on the estimated amounts the Company would receive or pay to terminate the contracts at the reporting date and were determined using interest rate pricing models and interest rate related observable inputs. Although the Company determined that the significant inputs used to value its derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its counterparties and its own credit risk utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of September 30, 2017 and December 31, 2016, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

As of September 30, 2017 and December 31, 2016, the Company’s derivative assets balance was immaterial to the combined financial statements.

14.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 15, 2017, the date of issuance of these combined financial statements, to determine if either recognition or disclosure of significant events or transactions is required.

PECO Transaction —On October 4, 2017, the Company completed the PECO transaction. Under the terms of this transaction the following consideration was received in exchange for the Company’s ownership interests in 76 shopping centers, its captive insurance company, and its third-party asset management business:

Amount
Value of Operating Partnership units (“OP units”) received	$402,258
Debt assumed by PECO:(1)
Corporate debt	432,091
Mortgages and notes payable	70,837
Cash payments	25,000
Total estimated consideration	$930,186
(1)	The amounts related to debt assumed by PECO are shown at face value, but the final amounts will be recorded by PECO at fair value.

Immediately following the closing of the PECO transaction, the Company’s shareholders owned approximately 19.4% and PECO shareholders owned approximately 80.6% of the combined company.

The terms of the transaction also include an earn-out structure with an opportunity for an additional 12.5 million OP units to be issued to PELP if certain milestones are achieved related to a liquidity event for PECO shareholders and reaching certain fundraising targets in NTR III. The fundraising targets include funds raised through both the private offering currently taking place, as well as an initial public offering.

The PECO transaction was approved by the independent special committee of PECO’s board of directors, which had retained independent financial and legal advisors. It was also approved by the Company’s shareholders, as well as PECO’s shareholders.

Dispositions —The Company sold the following properties subsequent to September 30, 2017:

Property Name	Location	Disposition Date	GLA	Consideration	Gain/(Loss)
Mountain View Station LLC	Snellville, GA	10/6/2017	99,908	$9,300	$2,770
Cedar Hills - West LLC	Cedar Hills, UT	10/27/2017	N/A	300	—
New Market Station LLC	Madison, NC	11/21/2017	172,353	1,850	(165)
				$11,450	$2,605

Equity-Based Compensation —The vested Class A PIUs were converted to common units, and the unit holders received OP units in conjunction with the PECO transaction.

******

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

PHILLIPS EDISON & COMPANY, INC.,

PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP I, L.P.,

REIT MERGER SUB, LLC,

OP MERGER SUB, LLC,

OP MERGER SUB 2, LLC,

PHILLIPS EDISON GROCERY CENTER REIT II, INC.,

and

PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP II, L.P.

dated as of

July 17, 2018

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated July 17, 2018, is by and among (i) Phillips Edison & Company, Inc., a Maryland corporation (“PECO”), (ii) Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of PECO (“PECO OP”), (iii) REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of PECO (“REIT Merger Sub”), (iv) OP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of PECO OP (“OP Merger Sub GP”), (v) OP Merger Sub 2, LLC, a Delaware limited liability company and subsidiary of PECO OP and OP Merger Sub GP (“OP Merger Sub”, and, together with PECO, PECO OP, REIT Merger Sub and OP Merger Sub GP, collectively, the “PECO Parties”), (vi) Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (the “Company”), and (vii) Phillips Edison Grocery Center Operating Partnership II, L.P., a Delaware limited partnership and subsidiary of the Company (the “Company Operating Partnership”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. PECO, PECO OP, REIT Merger Sub, OP Merger Sub, OP Merger Sub GP, the Company and the Company Operating Partnership are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through a merger of the Company with and into REIT Merger Sub, with REIT Merger Sub being the surviving entity in such merger (the “Company Merger”), in which each share of common stock, or fraction thereof, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive the Merger Consideration, upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);

WHEREAS, in connection with the Company Merger, the Parties also wish to effect a merger of the Company Operating Partnership, in which OP Merger Sub shall merge with and into the Company Operating Partnership with the Company Operating Partnership being the surviving entity in such merger (the “Partnership Merger” and, together with the Company Merger, collectively, the “Mergers”), and in which (a) each Company Partnership Unit, other than the Class B Units and special limited partnership interest in the Company Operating Partnership, issued and outstanding as of immediately prior to the Partnership Merger Effective Time will be converted into the right to receive New PECO OP Units and (b) each of the Class B Units and special limited partnership interest in the Company Operating Partnership will be cancelled, in each case, upon the terms and conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Company Special Committee has (a) determined that the Mergers and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are advisable and in the best interests of the Company and its stockholders and the Company Operating Partnership and its partners, and (b) recommended that the board of directors of the Company (the “Company Board of Directors”) (i) declare the Mergers advisable and approve, on behalf of the Company and the Company Operating Partnership, this Agreement, the Mergers and the other Transactions, (ii) submit the Mergers and the other Transactions (including an advisory, nonbinding vote of the Company’s stockholders on the PECO Charter Amendment) for consideration at a meeting of the Company’s stockholders and (iii) subject to Section 5.3(f), recommend that the Company’s stockholders vote in favor of the approval of the Company Merger and the other Transactions (including an advisory, nonbinding vote of the Company’s stockholders on the PECO Charter Amendment) and to include such recommendation in the Joint Proxy Statement;

WHEREAS, the Company Board of Directors, based on the recommendation of the Company Special Committee, has (a) approved this Agreement, the Mergers and the other Transactions and determined that the Mergers and the other Transactions are advisable and in the best interests of the Company and its stockholders, (b) directed that the Company Merger and the other Transactions (including an advisory, nonbinding vote of the Company’s stockholders on the PECO Charter Amendment) be submitted for consideration at a meeting of the Company’s stockholders and (c) subject to Section 5.3(f), resolved to recommend that the Company’s stockholders vote in favor of the approval of the Company Merger and the other Transactions (including an advisory, nonbinding vote of the Company’s stockholders on the PECO Charter Amendment) (the “Company Board Recommendation”) and to include such recommendation in the Joint Proxy Statement;

WHEREAS, the board of directors of PECO (the “PECO Board of Directors”) has (a) approved this Agreement, the Mergers and the other Transactions and determined that the Mergers and the other Transactions are advisable and in the best interests of PECO and its stockholders, (b) declared advisable the amendment to the charter of PECO (such amendment the “PECO Charter Amendment”) to be effected by the Articles of Amendment in the form attached hereto as Exhibit A (the

“Articles of Amendment”), (c) directed that the Company Merger, the PECO Charter Amendment and the other Transactions be submitted for consideration at a meeting of PECO’s stockholders and (d) subject to Section 5.4, resolved to recommend that the stockholders of PECO vote in favor of the approval of the Company Merger, the PECO Charter Amendment and the other Transactions (the “PECO Board Recommendation”), and to include such recommendation in the Joint Proxy Statement;

WHEREAS, in connection with the Mergers, PECO OP shall provide each of the Limited Partners (as defined in the PECO OP Partnership Agreement) (collectively, the “PECO OP Limited Partners”) with a notice (the “PECO OP Limited Partner Notice”) describing the Transactions, and the Mergers shall be submitted for the consideration and approval of the PECO OP Limited Partners, in each case, as required under Section 11.2(d) of the PECO OP Partnership Agreement;

WHEREAS, the Company, in its capacity as the managing member of the sole general partner (the “Company OP GP”) of the Company Operating Partnership, has approved this Agreement, the Partnership Merger and the other Transactions and deemed it advisable and in the best interests of the Company Operating Partnership and its partners for the Company Operating Partnership to enter into this Agreement and to consummate the Partnership Merger and the other Transactions and to perform its obligations hereunder on the terms and conditions set forth herein;

WHEREAS, PECO, in its capacity as the managing member of the sole general partner (the “PECO OP GP”) of PECO OP, has approved this Agreement, the Partnership Merger and the other Transactions and deemed it advisable and in the best interests of PECO OP and its partners for PECO OP to enter into this Agreement and to consummate the Partnership Merger and the other Transactions and to perform its obligations hereunder on the terms and conditions set forth herein;

WHEREAS, PECO, in its capacity as the sole member of REIT Merger Sub, has approved this Agreement, the Company Merger and the other Transactions and determined it to be advisable and in the best interests of REIT Merger Sub and its members for REIT Merger Sub to enter into this Agreement and to consummate the Company Merger and the other Transactions and to perform its obligations hereunder on the terms and conditions set forth herein;

WHEREAS, OP Merger Sub GP, on its own behalf and as the sole general partner of OP Merger Sub, has approved this Agreement, the Partnership Merger and the other Transactions and deemed it advisable and in the best interests of OP Merger Sub to enter into this Agreement and to consummate the Partnership Merger and the other Transactions and to perform its obligations hereunder on the terms and conditions set forth herein;

WHEREAS, PECO, PECO OP, REIT Merger Sub, OP Merger Sub, OP Merger Sub GP, the Company and the Company Operating Partnership desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also prescribe various conditions to the Mergers;

WHEREAS, as an inducement to the Company to enter this Agreement, concurrently with the execution of this Agreement each of Jeffrey S. Edison, Devin I. Murphy, R. Mark Addy and Robert F. Myers has entered into a voting agreement with the Company (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) pursuant to which each has agreed, among other things, to vote the PECO Common Stock and PECO OP Units held by him to approve the PECO Charter Amendment, this Agreement and the Transactions, including the Mergers; and

WHEREAS, immediately before the Company Merger Effective Time (but contingent upon the consummation of the Mergers), pursuant to the Termination Agreement, among other things, the Advisory Agreement between the Company and the Advisor will be terminated.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

ARTICLE I

THE MERGERS

Section 1.1   The Partnership Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DRULPA and the DLLCA, at the Partnership Merger Effective Time, OP Merger Sub shall be merged with and into the Company Operating Partnership, whereupon the separate existence of OP Merger Sub will cease, with the Company Operating Partnership surviving the Partnership Merger (the Company Operating Partnership, as the surviving entity in the Partnership Merger, sometimes being referred to herein as the “Surviving Partnership”), such that following, and as a result of, the Partnership Merger, PECO OP will hold a limited partnership interest in the Surviving Partnership with OP Merger Sub GP being the general partner of the Surviving Partnership, the Company will hold a limited partnership interest in PECO OP and Company OP GP will hold a limited partnership interest in PECO OP. The Partnership Merger shall have the effects provided in this Agreement, the Certificate of Partnership Merger and as specified in the applicable provisions of the DRULPA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Surviving Partnership shall possess all properties, rights privileges, powers and franchises of the Company Operating Partnership and OP Merger Sub, and all of the claims, obligations, liabilities, debts, and duties of the Company Operating Partnership and OP Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Partnership.

Section 1.2   The Company Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and the MLLCA, at the Company Merger Effective Time, the Company shall be merged with and into REIT Merger Sub, whereupon the separate existence of the Company will cease, with REIT Merger Sub surviving the Company Merger (REIT Merger Sub, as the surviving entity in the Company Merger, sometimes being referred to herein as the “Surviving Entity”), such that, following and as a result of the Company Merger, the Surviving Entity will be a wholly-owned Subsidiary of PECO. The Company Merger shall have the effects provided in this Agreement, the Articles of Merger and as specified in Section 3-114 of the MGCL and Section 4A-709 of the MLLCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Company Merger Effective Time, the Surviving Entity shall possess all properties, rights privileges, powers and franchises of the Company, and all of the claims, obligations, liabilities, debts, and duties of the Company shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 1.3   Closing. The closing of the Mergers (the “Closing”) will take place (a) at 10:00 a.m. Eastern Time on the second (2nd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or (b) at such other date or place as is agreed to in writing by the Company and PECO. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.4   Effective Time.

(a)     On the Closing Date, the Company, the Company Operating Partnership, PECO, PECO OP, REIT Merger Sub, OP Merger Sub and OP Merger Sub GP shall (i) cause a certificate of merger with respect to the Partnership Merger (the “Certificate of Partnership Merger”) to be duly executed, filed with and accepted for record by the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DRULPA and the DLLCA and (ii) make any other filings, recordings or publications required to be made by the Company Operating Partnership or OP Merger Sub under this Agreement, the DRULPA and the DLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective at such time as the Certificate of Partnership Merger shall have been duly filed with the Delaware Secretary on the Closing Date or on such other date and time (not to exceed five (5) Business Days after the date the Certificate of Partnership Merger is duly filed with the Delaware Secretary) as shall be agreed to by the Company and PECO and specified in the Certificate of Partnership Merger (such date and time being hereinafter referred to as the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur immediately prior to the Company Merger Effective Time.

(b)     On the Closing Date, and immediately after the filing of the Certificate of Partnership Merger, PECO shall cause the Articles of Amendment giving effect to the PECO Charter Amendment to be duly executed, filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with this Agreement and the MGCL. Immediately after the acceptance for record of the Articles of Amendment, the Company and REIT Merger Sub shall (i) cause articles of merger with respect to the Company Merger (the “Articles of Merger”) to be duly executed, filed with and accepted for record by the SDAT in accordance with this Agreement, the MGCL and the MLLCA, and (ii) make any other filings, recordings or publications required to be made by the Company or REIT Merger Sub under the MGCL and the MLLCA in connection with the Company Merger. The Company Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed five (5) Business Days after the date the Articles of Merger are accepted for record by the SDAT) as shall be agreed to by the Company and REIT Merger Sub and specified in the Articles of Merger (such date and time being hereinafter referred to as the “Company Merger Effective Time”). It is understood and agreed that the Parties shall cause the Company Merger Effective Time to occur immediately after the Partnership Merger Effective Time and the effective time of the PECO Charter Amendment.

Section 1.5   Governing Documents.

(a)     From and after the Company Merger Effective Time, the charter of PECO, as amended by the PECO Charter Amendment, shall remain in effect as the charter of PECO until thereafter amended in accordance with applicable Law and the applicable provisions of the charter of PECO, as amended.

(b)     At the Company Merger Effective Time, the articles of organization of REIT Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be and become the articles of organization of the Surviving Entity and the operating agreement of REIT Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be and become the operating agreement of the Surviving Entity, until thereafter amended, subject to Section 6.4, in accordance with applicable Law and the applicable provisions of such limited liability company agreement.

(c)     At the Partnership Merger Effective Time, the Company Operating Partnership Agreement as in effect immediately prior to the Partnership Merger Effective Time, shall be amended and restated in its entirety in a form to be reasonably determined by PECO and become the limited partnership agreement of the Surviving Partnership (the “Surviving Partnership Agreement”), until thereafter amended, subject to Section 6.4, in accordance with applicable Law and the applicable provisions of such limited partnership agreement.

Section 1.6   Board of Directors, General Partner and Officers of PECO and the Surviving Entities After the Closing.

(a)     The PECO Board of Directors as of the Company Merger Effective Time shall be comprised of (i) the members of the PECO Board of Directors as of immediately prior to the Company Merger Effective Time and (ii) each member of the Company Board of Directors set forth on Schedule 1.6(a) of the PECO Disclosure Letter, each of whom shall be elected (by vote or unanimous written consent of the PECO Board of Directors and in accordance with the PECO Governing Documents) to the PECO Board of Directors effective as of the Company Merger Effective Time. The officers of PECO immediately prior to the Company Merger Effective Time shall remain the officers of PECO as of the Company Merger Effective Time.

(b)     OP Merger Sub GP shall be and become the general partner of the Surviving Partnership and PECO OP shall be and become the sole limited partner of the Surviving Partnership as of the Partnership Merger Effective Time.

Section 1.7   Tax Consequences. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), (a) the Company Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code, and (b) the Partnership Merger shall qualify as and constitute an “assets-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i) pursuant to which the Company Operating Partnership contributes all of its assets and liabilities to PECO OP in exchange for the PECO OP Merger Consideration in a transaction qualifying under Section 721(a) of the Code and immediately thereafter, the Company Operating Partnership distributes such PECO OP Merger Consideration to the holders of the Company Partnership Units (other than the Class B Units and the special limited partnership interest of the Company Operating Partnership cancelled pursuant to Section 2.1(b)(ii)), with PECO OP being the “resulting partnership” and a continuation of PECO OP pursuant to Treasury Regulations Section 1.708-1(c)(1). Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all U.S. federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Company Merger and the Partnership Merger described in this Section 1.7, and no Party shall take a position inconsistent with such treatment.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1   Treatment of Capital Stock.

(a)     At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the holders of any securities of the Company or of REIT Merger Sub:

(i)     Treatment of Company Capital Stock. Each share of Company Common Stock, or fraction thereof, issued and outstanding as of immediately prior to the Company Merger Effective Time (including each Restricted Company Share) shall be converted into the right to receive 2.04 (the “Exchange Ratio”) (or with respect to any fractional share of Company Common Stock, that fraction of PECO Common Stock consistent with the Exchange Ratio) validly newly issued, fully paid and nonassessable shares of PECO Common Stock (the “Merger Consideration”) in accordance with Section 2.2 and subject to Section 2.1(c), Section 2.4 and the next sentence of this Section 2.1(a)(i). The Merger

Consideration payable to each holder of Company Shares (including Restricted Company Shares) will be aggregated and each such holder shall be entitled to receive such number of shares of PECO Common Stock, including any fraction thereof (consistent with the Exchange Ratio). From and after the Company Merger Effective Time, all such Company Shares (including Restricted Company Shares) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Share, including any Restricted Company Share, shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with Section 2.2.

(ii)     Treatment of REIT Merger Sub Capital Stock. Each membership interest in REIT Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall survive the Company Merger and remain the only outstanding membership interests in REIT Merger Sub, and PECO shall remain the sole member of REIT Merger Sub.

(b)     At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holders of any securities of the Company Operating Partnership or PECO OP:

(i)     Treatment of Company Partnership Units. Each Company Partnership Unit (excluding, for the sake of clarity, each Class B Unit and the special limited partnership interest of the Company Operating Partnership which shall be cancelled pursuant to Section 2.1(b)(ii)) issued and outstanding as of immediately prior to the Partnership Merger Effective Time shall be converted into the right to receive that number of validly newly issued PECO OP Units (referred to herein as the “New PECO OP Units” or the “PECO OP Merger Consideration”) equal to the (A) Exchange Ratio multiplied by (B) one (1) in accordance with Section 2.2 and subject to Section 2.1(c), Section 2.4 and the next two (2) sentences of this Section 2.1(b)(i). No fractional New PECO OP Units will be issued in the Partnership Merger. The New PECO OP Units issuable to the Company and the Company OP GP, as the sole holders of Company Partnership Units (excluding, for the sake of clarity, each Class B Unit and the special limited partnership interest of the Company Operating Partnership which shall be cancelled pursuant to Section 2.1(b)(ii)), shall be rounded down to the nearest whole unit and each of the Company and the Company OP GP shall be entitled to receive such number of whole New PECO OP Units.

(ii)     Treatment of Class B Units and Special Limited Partnership Interest. Each Class B Unit and special limited partnership interest of the Company Operating Partnership issued and outstanding as of immediately prior to the Partnership Merger Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Mergers.

(iii)     Treatment of OP Merger Sub Ownership Interests. (A) The ownership interests in OP Merger Sub that are held by OP Merger Sub GP immediately prior to the Partnership Merger Effective Time shall be cancelled and converted into the general partner interest in the Surviving Partnership and OP Merger Sub GP shall be admitted as the general partner of the Surviving Partnership and (B) the ownership interests in OP Merger Sub that are held by PECO OP immediately prior to the Partnership Merger Effective Time shall be cancelled and converted into the limited partner interest in the Surviving Partnership and PECO OP shall be admitted as a limited partner of the Surviving Partnership.

(c)     Adjustment to Merger Consideration. The Merger Consideration, the PECO OP Merger Consideration, the Exchange Ratio and other dependent items shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock, Company Partnership Units, PECO Common Stock or PECO Partnership Units, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock, Company Partnership Units, PECO Common Stock or PECO Partnership Units outstanding after the date hereof and prior to the Company Merger Effective Time and Partnership Merger Effective Time, as applicable, so as to provide the holders of Company Common Stock and Company Partnership Units with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration, the PECO OP Merger Consideration, the Exchange Ratio or other dependent items, as applicable.

Section 2.2   Payment for Securities.

(a)     Delivery of Merger Consideration. As soon as practicable following the Company Merger Effective Time, PECO shall cause its transfer agent, DST Systems, Inc. (or any successor transfer agent for PECO, the “Transfer Agent”) to record the issuance on the stock records of PECO of the amount of PECO Common Stock equal to the Merger Consideration which is issuable to each holder of shares of Company Common Stock, including Restricted Company Shares (including any fractional shares thereof), pursuant to Section 2.1(a)(i). Shares of PECO Common Stock issuable pursuant to this Section 2.2(a) in exchange for shares of Company Common Stock, including Restricted Company Shares, shall be in uncertificated book-entry form.

(b)     Transfer Books; No Further Ownership Rights in Company Shares. At the Company Merger Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Company Merger Effective Time, the holders of Company Shares, including Restricted Company Shares, outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law.

(c)     No Liability. None of PECO, PECO OP, the Surviving Entity, the Surviving Partnership, OP Merger Sub GP or the Transfer Agent or any other Person shall be liable to any holder of Company Shares, including Restricted Company Shares, for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

Section 2.3   Dissenter’s Rights. No dissenters’ or appraisal rights shall be available with respect to the Company Merger, the Partnership Merger or the other Transactions.

Section 2.4   Withholding. Any payments made pursuant to this Agreement shall be net of all applicable withholding Taxes that the Company, any Company Subsidiary, PECO, PECO OP, REIT Merger Sub, OP Merger Sub, OP Merger Sub GP, the Surviving Entity, the Surviving Partnership and the Transfer Agent, as the case may be, shall be required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by the applicable payor and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the payee in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND
WARRANTIES OF THE COMPANY AND COMPANY OPERATING PARTNERSHIP

The Company and the Company Operating Partnership represent and warrant to PECO and PECO OP, jointly and severally, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case as of such other date)), as set forth in this Article III. The following representations and warranties by the Company and the Company Operating Partnership are qualified in their entirety by reference to the disclosures (i) in the Company SEC Documents (excluding any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature) filed on or after January 1, 2018 and prior to the date hereof (other than matters required to be disclosed for purposes of this Article III, which matters shall only be qualified by specific disclosure in the respective corresponding section of the Company Disclosure Letter) and (ii) set forth in the disclosure letter delivered by the Company to PECO immediately prior to the execution of this Agreement (the “Company Disclosure Letter”).

Section 3.1   Organization, Standing and Power; Books and Records.

(a)     Each of the Company, the Company Operating Partnership and their respective Subsidiaries (together with the Company Operating Partnership, each, a “Company Subsidiary”, and together with the Company, collectively, the “Acquired Companies” and each an “Acquired Company”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each Acquired Company has the requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Each Acquired Company is duly qualified and in good standing to do business in each jurisdiction (with respect to jurisdictions which recognize such concept) in which the conduct or nature of its business, or the ownership, leasing or holding of its properties, makes such qualification necessary; except as would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect.

(b)     At the Closing, the transfer books and the minute books of each of the Company and the Company Operating Partnership will be in the possession of the Company or the Company Operating Partnership, as applicable.

Section 3.2   Equity Securities of the Acquired Companies.

(a)     As of the close of business on July 2, 2018, the authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Company Common Stock, 46,867,650.405 shares of which are issued and outstanding (including

3,587 Restricted Company Shares) and (ii) 10,000,000 shares of preferred stock of the Company, par value $0.01 per share, zero shares of which are issued and outstanding, and which together constitute all of the authorized, issued and outstanding securities of the Company. Subject to Section 3.2(b), all of the outstanding shares of capital stock and other securities of each Company Subsidiary are owned of record by one or more Acquired Companies, free and clear of all Liens, other than Permitted Liens. All outstanding shares of capital stock of any Acquired Company that is a corporation are duly authorized, validly issued, fully paid and nonassessable and all other outstanding equity interests or other securities of any Acquired Company are duly authorized and validly issued. None of the outstanding capital stock, other equity interests or other securities of any Acquired Company are subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the certificate of incorporation or by-laws (or comparable documents) of any Acquired Company or any Contract to which any Acquired Company is a party or otherwise bound. There is no Voting Debt of any Acquired Company. Except as set forth on Schedule 3.2(a) of the Company Disclosure Letter, there are no Convertible Securities of any Acquired Company other than the OP Units, the Class B Units and the special limited partner interest of the Company Operating Partnership (each as defined or contemplated, as applicable, in the Company Operating Partnership Agreement). Except as set forth on Schedule 3.2(a) of the Company Disclosure Letter, there are not any outstanding contractual obligations of any Acquired Company to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any other Acquired Company.

(b)     Schedule 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other equity interests in any Person (other than a Subsidiary thereof) owned, directly or indirectly, by any Acquired Company.

Section 3.3   Authority; Execution and Delivery; Enforceability. Each of the Company and the Company Operating Partnership has the requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and, subject to the Company Merger Approval, to consummate the Transactions to which it is, or will be, a party. The execution and delivery by each of the Company and the Company Operating Partnership of this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and the consummation by such Person of the Transactions to which it is, or will be, a party have been duly authorized by all necessary corporate, limited liability company, partnership or other comparable actions by such Person, subject to receipt of the Company Merger Approval. This Agreement has been duly executed and delivered by the Company and the Company Operating Partnership and constitutes a valid and binding obligation by each of the Company and the Company Operating Partnership, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Each of the Company and the Company Operating Partnership at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is contemplated, pursuant to this Agreement, to be a party and each Ancillary Agreement to which it is contemplated, pursuant to this Agreement, to be a party will after the Closing constitute, assuming due and valid authorization, execution and delivery thereof by the other parties thereto, the Company’s and/or the Company Operating Partnership’s, as applicable, legal, valid and binding obligation, enforceable against the Company or the Company Operating Partnership, as applicable, in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 3.4   Company Approvals.

(a)     The Company Special Committee at a duly held meeting has unanimously (i) determined that the Mergers and the other Transactions (including an advisory, nonbinding vote of the Company’s stockholders on the PECO Charter Amendment) are advisable and in the best interests of the Company and its stockholders and the Company Operating Partnership and its partners, and (ii) recommended that the Company Board of Directors (A) declare the Mergers advisable and approve, on behalf of the Company and the Company Operating Partnership, this Agreement, the Mergers and the other Transactions, (B) submit the Mergers and the other Transactions (including an advisory, nonbinding vote of the Company’s stockholders on the PECO Charter Amendment) for consideration at the Company Stockholder Meeting and (C) subject to Section 5.3(f), include the Company Board Recommendation in the Joint Proxy Statement. The Company Board of Directors at a duly held meeting, based on the unanimous recommendation of the Company Special Committee, has unanimously (w) determined that the Mergers and the other Transactions (including an advisory, nonbinding vote of the Company’s stockholders on the PECO Charter Amendment) are advisable and in the best interests of the Company and its stockholders, (x) approved this Agreement, the Mergers and the other Transactions, (y) directed that the Company Merger and the other

Transactions (including an advisory, nonbinding vote of the Company’s stockholders on the PECO Charter Amendment) be submitted for consideration at the Company Stockholder Meeting, and (z) subject to Section 5.3(f), resolved to include the Company Board Recommendation in the Joint Proxy Statement, and other than the Company Merger Approval, no other consent or approval by or on behalf of the Company is necessary to authorize the Company’s entry into this Agreement or the consummation of the Company Merger or the other Transactions.

(b)     The Company, on its own behalf and as the managing member of the Company OP GP and as the sole limited partner of the Company Operating Partnership, has (i) determined that this Agreement, the Partnership Merger and the other Transactions are advisable and in the best interests of the Company Operating Partnership and its partners and (ii) duly and validly authorized the execution and delivery of this Agreement and approved the Partnership Merger and the other Transactions, and other than the consent of the Company OP GP, no other consent or approval by or on behalf of the Company Operating Partnership is necessary to authorize the Company Operating Partnership’s entry into this Agreement or the consummation of the Partnership Merger or the other Transactions.

Section 3.5   No Conflicts; Consents. Except as set forth on Schedule 3.5(a) of the Company Disclosure Letter, the execution and delivery by each of the Company and the Company Operating Partnership of this Agreement and each Ancillary Agreement to which the Company or the Company Operating Partnership, as applicable, is, or will be, a party will not, and the consummation of the Transactions to which the Company or the Company Operating Partnership, as applicable, is a party and compliance by the Company or the Company Operating Partnership, as applicable, with the terms thereof will not contravene, conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or to increased, additional or accelerated material rights or entitlements of any Person under, or require any Consent of any Person under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Acquired Company under, any provision of: (a) the certificate of incorporation or by-laws (or comparable documents) of any Acquired Company; (b) any material contract filed as an exhibit to the Company’s annual report on Form 10-K for the year ended on December 31, 2017 (an “Acquired Company Material Contract”); or (c) any permit, license, variance, exemption order or approval of any Governmental Entities necessary for the lawful conduct of the business of any Acquired Company, or any Judgment or Law applicable to any Acquired Company or any of their respective properties or assets; except in each of the foregoing clauses (b) and (c) as would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect. No material Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to any Acquired Company in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Transactions, other than (A) (1) the preliminary and definitive Joint Proxy Statement relating to the Company Stockholder Meeting for the Company Merger Approval and (2) such reports under the Exchange Act, as may be required in connection with this Agreement, the Company Merger and the other transactions contemplated by this Agreement, (B) the filing with and the acceptance for record by the SDAT of the Articles of Merger, (C) the filing of the Certificate of Partnership Merger with the Delaware Secretary (D) such Filings and Consents as may be required in connection with the Taxes described in Section 6.8(c), (E) such Filings with Governmental Entities to satisfy the applicable requirements of the Laws of states in which any Acquired Company is qualified or licensed to do business, as set forth on Schedule 3.5(b) of the Company Disclosure Letter and (F) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect.

Section 3.6   Absence of Changes or Events. Except as contemplated in the Company SEC Documents, since December 31, 2017 to the date of this Agreement, there has not occurred any event, and no circumstance exists that constitutes, or could reasonably be expected to result in, an Acquired Company Material Adverse Effect. Since December 31, 2017 through (and including) the date of this Agreement, the business of each Acquired Company has been conducted in the Ordinary Course of Business.

Section 3.7   SEC Documents and Financial Statements.

(a)     The Company has filed or furnished (as applicable), on a timely basis, with the SEC all forms, reports, certifications, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2015 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed or furnished by the Company with the SEC, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents (including any financial statements contained therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by Company SEC Documents later filed by the Company, and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. The Company does not have any outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents. The consolidated financial statements of the Acquired Companies included in the Company SEC Documents (the “Company Financial Statements”) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X), were prepared from the books and records of the Company and fairly present in all material respects, in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein), the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, subject, in the case of the unaudited statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse to the Acquired Companies) and the absence of notes (that, if presented, would not differ materially from those included in the most recent year-end Company Financial Statements).

(b)     As of the date hereof, none of the Acquired Companies has any material liabilities or obligations of any nature of a type required to be reflected on a consolidated balance sheet of the Company in accordance with GAAP, except for liabilities and obligations: (i) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company dated as of December 31, 2017; (ii) incurred in the Ordinary Course of Business since December 31, 2017; (iii) incurred pursuant to this Agreement in connection with the Transactions; or (iv) such other liabilities or obligations as would not, individually or in the aggregate, have an Acquired Company Material Adverse Effect.

(c)     The Acquired Companies maintain internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s authorizations; and (ii) transactions are recorded as necessary to permit preparation of financial statements for external purposes in conformity with GAAP and to maintain accountability for assets.

Section 3.8   Proceedings. There is no pending or, to the Knowledge of the Company, threatened Proceeding (whether brought by a third party or a Governmental Entity) against or affecting any Acquired Company or any of their respective assets or businesses, or to which any Acquired Company is a party that has had or could reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect. No Acquired Company is a party or subject to, or in default under, any material Judgment. To the Knowledge of the Company, no officer, director or agent of any Acquired Company is subject to any Judgment that prohibits such officer, director or agent from engaging in or continuing any conduct, activity or practice relating to the Acquired Businesses.

Section 3.9   Brokers. Except as set forth on Schedule 3.9 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Acquired Companies.

Section 3.10    Takeover Statutes. Assuming the accuracy of the representations and warranties of PECO in Section 4.23, the Company Board of Directors has taken all action necessary to render inapplicable to the Company Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) is applicable to this Agreement, the Company Merger, the Partnership Merger or the other Transactions.

Section 3.11   Dissenters’ Rights. As of the date hereof, no dissenters’, appraisal or similar rights are available to the holders of Company Common Stock or the Company Partnership Units with respect to the Company Merger, the Partnership Merger or the other Transactions.

Section 3.12   Vote Required. The Company Merger Approval is the only vote of the holders of any class or series of shares of stock of the Company necessary to approve the Transactions, including the Mergers. The consent of the Company OP GP is the only vote of the partners of the Company Operating Partnership necessary to approve the Transactions, including the Mergers.

Section 3.13   Information in the Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of PECO, at the time of the Company Stockholder Meeting and the PECO Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 3.13 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company by or on behalf of PECO, PECO OP or the Advisor.

Section 3.14   Opinion of the Company Special Committee’s Financial Advisor. The Company Special Committee has received the opinion of the Company Special Committee Financial Advisor to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by the Company Special Committee’s Financial Advisor as set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of the Company Common Stock.

Section 3.15   No Additional Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III or in any Ancillary Agreement, neither the Company nor the Company Operating Partnership, nor any of their respective Affiliates or Representatives has made, or is making, any representation or warranty whatsoever to PECO or PECO OP or their respective Affiliates or Representatives in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PECO AND PECO OP

PECO and PECO OP represent and warrant to the Company and the Company Operating Partnership, jointly and severally, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case as of such other date)), as set forth in this Article IV. The following representations and warranties by PECO and PECO OP are qualified in their entirety by reference to the disclosures (i) in the PECO SEC Documents (excluding any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature) filed on or after January 1, 2018 and prior to the date hereof (other than matters required to be disclosed for purposes of this Article IV, which matters shall only be qualified by specific disclosure in the respective corresponding section of the PECO Disclosure Letter) and (ii) set forth in the disclosure letter delivered by PECO to the Company immediately prior to the execution of this Agreement (the “PECO Disclosure Letter”, and together with the Company Disclosure Letter, collectively, the “Disclosure Letters”).

Section 4.1   Organization, Standing and Power; Books and Records. Each of PECO, PECO OP and their respective Subsidiaries (together with PECO OP, each, a “PECO Subsidiary”, and together with PECO, collectively, the “PECO Entities” and each a “PECO Entity”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each PECO Entity has the requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Each PECO Entity is duly qualified and in good standing to do business in each jurisdiction (with respect to jurisdictions which recognize such concept) in which the conduct or nature of its business, or the ownership, leasing or holding of its properties, makes such qualification necessary; except as would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect. Each of REIT Merger Sub, OP Merger Sub GP and OP Merger Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Company Merger Effective Time and Partnership Merger Effective Time, as applicable, will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with the Transactions.

Section 4.2   Equity Securities of the PECO Entities.

(a)     As of the close of business on July 2, 2018, the authorized capital stock of PECO consists of (i) 1,000,000,000 shares of PECO Common Stock, 183,662,372.931 shares of which are issued and outstanding and

(ii) 10,000,000 shares of preferred stock of PECO, par value $0.01 per share, zero shares of which are issued and outstanding, and which together constitute all of the authorized, issued and outstanding securities of PECO. All of the outstanding shares of capital stock and other securities of each PECO Subsidiary are owned of record by one or more PECO Entities, free and clear of all Liens, other than Permitted Liens. All outstanding shares of capital stock of any PECO Entity that is a corporation are duly authorized, validly issued, fully paid and nonassessable and all other outstanding equity interests or other securities of any PECO Entity are duly authorized and validly issued. None of the outstanding capital stock, other equity interests or other securities of any PECO Entity are subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the charter or bylaws (or comparable documents) of any PECO Entity or any Contract to which any PECO Entity is a party or otherwise bound. All shares of PECO Common Stock to be issued in connection with the Company Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and all PECO OP Units to be issued in connection with the Partnership Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized and validly issued, in each case in compliance with applicable securities laws. There is no Voting Debt of any PECO Entity. Except as set forth on Schedule 4.2(a) of the PECO Disclosure Letter, there are no Convertible Securities of any PECO Entity. Except for the Voting Agreements, there are no outstanding agreements to which any PECO Entity or any of their respective officers or directors is a party concerning the voting, sale, transfer or registration of any capital stock or other equity securities of any PECO Entity. Except as set forth on Schedule 4.2(a) of the PECO Disclosure Letter, there are not any outstanding contractual obligations of any PECO Entity to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any other PECO Entity. All dividends or distributions on the shares of PECO Common Stock and any dividends or other distributions on any securities of any other PECO Entity which have been declared or authorized prior to the date of this Agreement have been paid in full (except to the extent such dividends or distributions have been publicly announced and are not yet due and payable).

(b)     Schedule 4.2(b) of the PECO Disclosure Letter sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other equity interests in any Person (other than any Subsidiary thereof) owned, directly or indirectly, by any PECO Entity.

(c)     PECO has made available to the Company in the Intralinks data site established for the Transactions a true, correct and complete list of all of the partners of PECO OP as of the close of business on July 2, 2018, together with the number and type of PECO Partnership Units held by each such partner in PECO OP.

Section 4.3   Authority; Execution and Delivery; Enforceability. Each of the PECO Parties has the requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and to consummate the Transactions to which it is, or will be, a party. The execution and delivery by each of the PECO Parties of this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and the consummation by such Person of the Transactions to which it is, or will be, a party have been duly authorized by all necessary corporate, limited liability company, partnership or other comparable actions by such Person. This Agreement has been duly executed and delivered by each of the PECO Parties and constitutes a valid and binding obligation by each of the PECO Parties, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Each of the PECO Parties at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is contemplated, pursuant to this Agreement, to be a party and each Ancillary Agreement to which it is contemplated, pursuant to this Agreement, to be a party will after the Closing constitute, assuming due and valid authorization, execution and delivery thereof by the other parties thereto, the applicable PECO Party’s, legal, valid and binding obligation, enforceable against such PECO Party, in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.4   PECO Approvals.

(a)     The PECO Board of Directors at a duly held meeting has unanimously (i) determined that the Mergers and the other Transactions are advisable and in the best interests of PECO and its stockholders, (ii) approved this Agreement, the Mergers and the other Transactions, (iii) declared the PECO Charter Amendment advisable (iv) directed that the Company Merger, the PECO Charter Amendment and the other Transactions be submitted for consideration at the PECO Stockholder Meeting, and (v) resolved to include the PECO Board Recommendation in the Joint Proxy Statement and, other than the PECO Stockholder Approvals, no other consent or approval by or on behalf of PECO is necessary to authorize PECO’s entry into this Agreement or the consummation of the Company Merger or the other Transactions (including the PECO Charter Amendment).

(b)     PECO, on its own behalf and as the managing member of PECO OP GP, has (i) determined that this Agreement, the Partnership Merger and the other Transactions are advisable and in the best interests of PECO OP and its partners and (ii) duly and validly authorized the execution and delivery of this Agreement and approved the Partnership Merger and the other Transactions, and, other than the PECO OP Limited Partner Approval, no other consent or approval by or on behalf of PECO OP is necessary to authorize PECO OP’s entry into this Agreement or the consummation of the Partnership Merger or the other Transactions.

(c)     PECO OP, on its own behalf and as the managing member of OP Merger Sub GP, has (i) determined that this Agreement, the Ancillary Agreements, the Partnership Merger and the other Transactions are advisable, and in the best interests of OP Merger Sub and (ii) approved this Agreement, the Ancillary Agreements, the Partnership Merger and the other Transactions and duly and validly authorized the execution and delivery of this Agreement by OP Merger Sub GP (the general partner of OP Merger Sub) and declared advisable the Partnership Merger and the other Transactions.

(d)     PECO, in its capacity as the sole member of REIT Merger Sub, has duly and validly authorized the execution and delivery of this Agreement by REIT Merger Sub and the consummation by REIT Merger Sub of the Company Merger and the other Transactions and no other consent or approval by or on behalf of REIT Merger Sub is necessary to authorize REIT Merger Sub’s entry into this Agreement or consummation of the Company Merger or the other Transactions.

(e)     Each of OP Merger Sub GP and PECO OP in its capacity as a member of OP Merger Sub has duly and validly authorized the execution and delivery of this Agreement and the Ancillary Agreements by OP Merger Sub and the consummation by OP Merger Sub of the Partnership Merger and the other Transactions and no other consent or approval by or on behalf of OP Merger Sub is necessary to authorize OP Merger Sub’s entry into this Agreement or consummation of the Partnership Merger or the other Transactions.

Section 4.5   No Conflicts; Consents. Except as set forth on Schedule 4.5 of the PECO Disclosure Letter, the execution and delivery by each of the PECO Parties of this Agreement and each Ancillary Agreement to which such PECO Party is, or will be, a party will not, and the consummation of the Transactions to which such PECO Party is a party and compliance by such PECO Party with the terms thereof will not contravene, conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under or to increased, additional or accelerated material rights or entitlements of any Person under, or require any Consent of any Person under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any PECO Entity under, any provision of: (a) the certificate of incorporation or by-laws (or comparable documents) of any PECO Entity; (b) any Contract or PECO Benefit Plan to which any PECO Entity is a party or by which any of their respective properties or assets are bound; or (c) any PECO Permit, Judgment or Law applicable to any PECO Entity or any of their respective properties or assets; except in each of the foregoing clauses (b) and (c) as would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect. No material Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to any PECO Entity in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Transactions or the ownership by PECO or PECO OP of any Acquired Company following the Closing, other than (A) (1) the preliminary and definitive Joint Proxy Statement relating to the PECO Stockholder Meeting for the PECO Stockholder Approvals, (2) the Form S-4 relating to the issuance of the Merger Consideration, and (3) such reports under the Exchange Act, as may be required in connection with this Agreement, the Company Merger and the other transactions contemplated by this Agreement, (B) the filing with and the acceptance for record by the SDAT of the Articles of Amendment effecting the PECO Charter Amendment, (C) the filing with and the acceptance for record by the SDAT of the Articles of Merger, (D) the filing of the Certificate of Partnership Merger with the Delaware Secretary, (E) such Filings and Consents as may be required in connection with the Taxes described in Section 6.8(c), and (F) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect.

Section 4.6   Absence of Changes or Events. Except as contemplated in the PECO SEC Documents, since December 31, 2017 to the date of this Agreement, there has not occurred any event, and no circumstance exists that constitutes, or could reasonably be expected to result in, a PECO Material Adverse Effect. Since December 31, 2017 through (and including) the date of this Agreement, the business of each PECO Entity has been conducted in the Ordinary Course of Business.

Section 4.7   SEC Documents and Financial Statements.

(a)     PECO has filed or furnished (as applicable), on a timely basis, with the SEC all forms, reports, certifications, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2015 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act)

(such documents and any other documents filed or furnished by PECO with the SEC, as have been amended since the time of their filing, collectively, the “PECO SEC Documents”). As of their respective filing dates, the PECO SEC Documents (including any financial statements contained therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by Company SEC Documents later filed by the Company and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. Except as set forth on Schedule 4.7(a), PECO does not have any outstanding and unresolved comments from the SEC with respect to any of the PECO SEC Documents. The consolidated financial statements of the PECO Entities included in the PECO SEC Documents (the “PECO Financial Statements”) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X), were prepared from the books and records of PECO and fairly present in all material respects, in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein), the financial condition and the results of operations, cash flows and changes in stockholders’ equity of PECO (on a consolidated basis) as of the respective dates of and for the periods referred to in the PECO Financial Statements, subject, in the case of the unaudited statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse to the PECO Entities) and the absence of notes (that, if presented, would not differ materially from those included in the most recent year-end PECO Financial Statements).

(b)     As of the date hereof, none of the PECO Entities has any material liabilities or obligations of any nature of a type required to be reflected on a consolidated balance sheet of PECO in accordance with GAAP, except for liabilities and obligations: (i) as disclosed, reflected or reserved against in the balance sheet of PECO dated as of December 31, 2017; (ii) incurred in the Ordinary Course of Business since December 31, 2017; (iii) incurred pursuant to this Agreement in connection with the Transactions; or (iv) such other liabilities or obligations as would not, individually or in the aggregate, have a PECO Material Adverse Effect.

(c)     The PECO Entities maintain internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s authorizations; and (ii) transactions are recorded as necessary to permit preparation of financial statements for external purposes in conformity with GAAP and to maintain accountability for assets.

Section 4.8   Title to Assets/Sufficiency. (a) Each PECO Entity has good and valid title to all the assets reflected on the balance sheet of PECO dated as of December 31, 2017 or thereafter acquired, other than assets disposed of in the Ordinary Course of Business since December 31, 2017 and not in violation hereof, in each case, free and clear of all Liens, other than Permitted Liens, and (b) the assets of each of the PECO Entities, together with any third party rights and assets licensed or leased to the PECO Entities, are sufficient for the continued conduct of the business of the PECO Entities in substantially the same manner as conducted before the date hereof, except in each of the foregoing clauses (a) and (b) as would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect.

Section 4.9   Real Property.

(a)     Schedule 4.9(a) of the PECO Disclosure Letter lists the parcels of real property that, together with the structures and improvements thereon, constitute the PECO Real Property, and sets forth the applicable PECO Entity owning such PECO Real Property. Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports): (i) each PECO Entity owns fee simple title to each of the PECO Real Properties, free and clear of Liens, except for Permitted Liens; and (ii) except as has not had and would not, individually or in the aggregate, have a PECO Material Adverse Effect, neither PECO nor any PECO Entity has received written notice of any uncured violation of any Law (including zoning, building or similar Laws) affecting any portion of any of the PECO Real Properties issued by any Governmental Entity. There is issued and outstanding with respect to each PECO Real Property an owner’s policy of title insurance insuring the fee simple interest of the applicable PECO Entity in the PECO Real Property owned by it. No claims have been made against any such title insurance policies.

(b)     Except as disclosed in property condition assessments and similar structural engineering reports relating to the PECO Real Properties, PECO has not received written notice of, nor does PECO have any Knowledge of, any latent defects or adverse physical conditions affecting any of the PECO Real Properties or the improvements thereon that have not been corrected or cured prior to the date of this Agreement, except as would not, individually or in the aggregate, have a PECO Material Adverse Effect.

(c)     PECO and the PECO Entities have good title to, or a valid and enforceable leasehold interest in, all material personal property assets owned, used or held for use by them. Neither PECO’s, nor the PECO Entities’, ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d)     Except as would not, individually or in the aggregate, reasonably be expected to have a PECO Material Adverse Effect or as set forth on Schedule 4.9(d) of the PECO Disclosure Letter, (i) neither PECO nor any PECO Entity is and, to the Knowledge of PECO, no other party is in breach or violation of, or default under, any Material PECO Lease, (ii) no event has occurred that would result in a breach or violation of, or a default under, any Material PECO Lease by PECO or any PECO Entity, or, to the Knowledge of PECO, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Material PECO Lease is in monetary default under such Material PECO Lease, (iii) no tenant under a Material PECO Lease is the beneficiary or has the right to become a beneficiary of a loan or forbearance from PECO or any PECO Entity in excess of $500,000 in the aggregate, and (iv) each Material PECO Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the Knowledge of PECO with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). No tenant under a Material PECO Lease is currently asserting in writing a right to cancel or terminate such Material PECO Lease prior to the end of the current term, neither PECO nor any PECO Entity has received a notice of any insolvency or bankruptcy proceeding involving any tenant under a Material PECO Lease, no tenant under a Material PECO Lease is in monetary default in an amount in excess of $100,000 relating to the payment of any amounts payable under such Material PECO Lease and no tenant under a Material PECO Lease has exercised a purchase option or right of first refusal set forth a Material PECO Lease. Neither PECO nor any PECO Entity has received a notice from any tenant under a Material PECO Lease that such tenant intends to terminate such tenant’s Material PECO Lease or that such tenant or other party intends to cease operations of such store.

Section 4.10   Indebtedness.

(a)     Schedule 4.10(a)(i) of the PECO Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each loan or other Indebtedness secured by any PECO Real Property that will continue to be secured by any PECO Real Property after the Closing, including the outstanding principal balance as of May 31, 2018 (the “PECO Real Property Debt”). Except as set forth on Schedule 4.10(a)(ii) of the PECO Disclosure Letter, to the Knowledge of PECO, there is no default under any PECO Real Property Debt in any material respect and no PECO Entity has received any written notice of any uncured default under any PECO Real Property Debt that would have a PECO Material Adverse Effect.

(b)     Schedule 4.10(b) of the PECO Disclosure Letter sets forth a true and complete list as of the date hereof of each loan or other Indebtedness with an outstanding principal balance exceeding $250,000, that is unsecured or secured by property other than PECO Real Property that will remain in effect or continue to be secured by such property after the Closing, including the current lender thereunder and the outstanding principal balance of such loan or other Indebtedness (the “PECO Corporate Debt”). To the Knowledge of PECO, there is no default under any PECO Corporate Debt in any material respect and no PECO Entity has received any written notice of any uncured default under any PECO Corporate Debt that would have a PECO Material Adverse Effect.

Section 4.11   Intellectual Property. To the Knowledge of PECO, a PECO Entity owns or has adequate rights to use all of the Intellectual Property material to the operation of the PECO Businesses. To the Knowledge of PECO, the conduct of the PECO Businesses as presently conducted does not violate, conflict with or infringe in any material respect the Intellectual Property of any other Person. To the Knowledge of PECO, no written claims are pending or threatened against a PECO Entity by any Person with respect to the ownership, validity, enforceability, effectiveness or use in the PECO Businesses of any PECO Intellectual Property. Since January 1, 2016 (the “Relevant Date”), no PECO Entity has received any written communication alleging that any PECO Entity has violated any rights in any material respect relating to Intellectual Property of any Person.

Section 4.12   Contracts.

(a)     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect, as of the date hereof (i) each PECO Contract is valid, binding and in full force and effect and is enforceable by the applicable PECO Entity party thereto in accordance with its respective terms and (ii) the applicable PECO Entity has performed all material obligations required to be performed by it under the PECO Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of PECO, no other party to any PECO Contract is (with or without notice or lapse of time, or both) in breach or default thereunder. Except as set forth on Schedule 4.12(a) of the PECO Disclosure Letter, since December 31, 2017 and as of the date hereof, none of the PECO Entities has received any written notice of the intention of any counterparty to cancel, terminate, materially change, in a manner detrimental to the applicable PECO Entity, the scope of rights under or fail to renew any PECO Contract. For the purposes of this Agreement, “PECO Contracts” shall mean (in each case, including all amendments, modifications and supplements to such PECO Contracts and all side letters to which a PECO Entity is a party affecting the obligations of any party thereunder):

(i)     any partnership, limited liability company or joint venture agreement between a PECO Entity, on the one hand, and a third party, on the other hand;

(ii)     any capitalized lease obligations and other indebtedness to any Person, other than individual items of indebtedness in a principal amount less than $2,000,000;

(iii)     each material commitment, contractual obligation, borrowing, capital expenditure or transaction entered into by a PECO Entity which may result in total payments by or liability of a PECO Entity in excess of $5,000,000;

(iv)     any Contract that requires any PECO Entity to dispose of or acquire assets or properties (other than in connection with the expiration of a tenant lease or a ground lease affecting a PECO Real Property) with a fair market value in excess of $5,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any tenant lease or any ground lease affecting any PECO Real Property;

(v)     any Contract that constitutes a loan to any Person (other than a wholly owned Subsidiary of PECO) by any PECO Entity in an amount in excess of $5,000,000;

(vi)     any other agreements filed or required to be filed as exhibits to the PECO SEC Documents pursuant to Item 601(b)(10) of Regulation SK of Title 17, Part 229 of the Code of Federal Regulations;

(vii)     any interest rate cap, interest rate collar, interest rate swap, currency hedging transaction and any other agreement relating to a similar transaction to which any PECO Entity is a party or an obligor with respect thereto;

(viii)     any lease agreements between any PECO Entity, on the one hand, and one of the PECO Entities’ (taken as a whole) ten (10) largest tenants measured by lease revenue, on the other hand; and

(ix)     any agreement pursuant to which any third party manages any PECO Real Property or pursuant to which PECO or any PECO Entity manages any real property that is not a PECO Real Property.

(b)     Except as set forth on Schedule 4.12(b) of the PECO Disclosure Letter, the Company Merger and the other Transactions will not trigger any due-on-sale provisions on any PECO Real Property Debt.

(c)     Except as set forth on Schedule 4.12(c) of the PECO Disclosure Letter or Contracts in which PECO agrees not to sell or lease PECO Real Property to a competitor of PECO’s current tenant, there are no non-competition agreements or other Contracts that contain covenants that restrict any PECO Entity’s ability to conduct its business in any location or present a material restriction on the conduct of the business of the PECO Entities.

Section 4.13   Permits. The PECO Entities hold all permits, licenses, variances, exemptions orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective business (“PECO Permits”), except where the failure to hold such PECO Permits, individually or in the aggregate, would not reasonably be expected to have a PECO Material Adverse Effect. With respect to all PECO Permits, (a) such PECO Permits are validly held by a PECO Entity, (b) the applicable PECO Entity is in compliance, in all material respects, with all terms and conditions thereof and (c) since the Relevant Date or which notice remains unresolved in any material respect, no PECO Entity has received written notice relating to: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such PECO Permit; or (ii) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such PECO Permit; except, in each case, set forth above in this Section 4.13, for such non-compliance that has not had and would not reasonably be expected to result, individually or in the aggregate, in a PECO Material Adverse Effect.

Section 4.14   Insurance. Schedule 4.14 of the PECO Disclosure Letter sets forth a complete list of all the insurance policies (excluding title insurance policies) which any PECO Entity maintains with respect to its businesses or properties. PECO has not been informed that any such policies are not in full force and effect in all material respects, as of the date hereof. No written notice of cancellation or termination has been received by any PECO Entity with respect to any insurance policy which is material to the PECO Entities, individually or in the aggregate, which has not been replaced on substantially similar terms prior to the date of cancellation. There is no claim pending under any such policy that, if not paid, would, individually or in the aggregate, have a PECO Material Adverse Effect. All premiums due and payable by any PECO Entity thereof under each such policy obtained by any PECO Entity have been paid.

Section 4.15   Taxes.

(a)     Except as set forth on Schedule 4.15(a) of the PECO Disclosure Letter:

(i)     all federal and state income Taxes and other material Taxes (whether or not shown on any Tax Return) for which any PECO Entity is liable have been timely paid;

(ii)     all federal and state income Tax Returns and other material Tax Returns required to have been filed by or with respect to each PECO Entity have been timely filed, taking into account all extensions properly obtained;

(iii)     all Tax Returns referred to in clause (ii) are complete and accurate in all material respects;

(iv)     no PECO Entity has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year;

(v)     the PECO Entities have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws;

(vi)     there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to material Taxes for which any PECO Entity may be liable, as to which any PECO Entity has received notice in writing, or to the Knowledge of PECO;

(vii)     to the Knowledge of PECO, no claim has ever been made in writing by a Governmental Entity in a jurisdiction where any PECO Entity has never paid Taxes or filed Tax Returns asserting that such PECO Entity is, or may be, subject to material Taxes assessed by such jurisdiction;

(viii)     there are no Tax rulings, requests for rulings or closing agreements relating to material Taxes for which any PECO Entity may be liable that could affect such PECO Entity’s liability for Taxes for any taxable period ending after the Closing Date;

(ix)     other than the PECO Tax Protection Agreement, there are no Tax Sharing Arrangements or Tax indemnity arrangements (other than this Agreement and customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) relating to any PECO Entity for which any PECO Entity will have any liability thereunder on or after the Closing Date;

(x)     there are no liens for Taxes upon any property or assets of the PECO Entities except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(xi)     no PECO Entity holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has any PECO Entity disposed of any such asset during its current taxable year;

(xii)     no written power of attorney that has been granted by any PECO Entity is currently in force (other than powers of attorney authorizing employees of a PECO Entity to act on behalf of any PECO Entity) with respect to any matter relating to Taxes; and

(xiii)     no PECO Entity has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(b)     PECO (i) for all taxable years commencing with PECO’s taxable year ended December 31, 2010 and through December 31, 2017 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2018 in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2018 and in the future; and (iv) has not to the Knowledge of PECO, taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the Knowledge of PECO, no such challenge is pending or threatened.

(c)     Phillips Edison Institutional REIT LLC (“PECO Sub REIT”) (i) for all taxable years commencing with PECO Sub REIT’s taxable year ended December 31, 2011 and through December 31, 2017 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2018 in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2018 and in the future; and (iv) has not to the Knowledge of PECO taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the Knowledge of PECO, no such challenge is pending or threatened.

(d)     Each PECO Entity that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for United States federal income tax purposes under Section 7704(a) of the Code.

(e)     No PECO Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(f)     Since PECO’s formation (i) no PECO Entity has incurred any material liability for Taxes under Sections 856(c), 856(g), 857(b), 857(f), 860(c) or 4981 of the Code or Treasury Regulation Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, and (ii) no PECO Entity has incurred any material liability for Taxes other than (A) in the Ordinary Course of Business, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon any PECO Entity.

(g)     As of the date of this Agreement, PECO is not aware of any fact or circumstance that could reasonably be expected to (i) prevent the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) prevent the Partnership Merger from qualifying as an “assets-over” merger pursuant to Treasury Regulations Section 1.708-1(c)(3)(i).

Section 4.16   Proceedings. There is no pending or, to the Knowledge of PECO, threatened Proceeding (whether brought by a third party or a Governmental Entity) against or affecting any PECO Entity or any of their respective assets or businesses, or to which any PECO Entity is a party, or against any director or executive officer (in their capacity as such) of any PECO Entity, and that has had or could reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect. No PECO Entity is a party or subject to, or in default under, any material Judgment. To the Knowledge of PECO, no officer, director, agent or employee of any PECO Entity is subject to any Judgment that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the PECO Businesses.

Section 4.17   Compliance with Laws; Environmental Matters.

(a)     Except for environmental matters, which are addressed in Section 4.17(b), (i) the PECO Entities are, and at all times since the Relevant Date have been, in material compliance with all Laws, including those relating to occupational health and safety, and all Judgments applicable to any PECO Entity or any assets owned or used by any of them; and (ii) to the Knowledge of PECO, no circumstances exist, and since the Relevant Date no event has occurred, that (with or without notice or lapse of time, or both) would constitute or result in a violation by any PECO Entity of, or a failure on the part of any PECO Entity to materially comply with, any Law, or any Judgment applicable to any PECO Entity or any assets owned or used by any of them, or would give rise to any material obligation on the part of any PECO Entity to undertake, or to bear all or any material portion of the cost of, any remedial action of any nature. No PECO Entity has received any written notice or, to the Knowledge of PECO, any other communication since the Relevant Date seeking any Judgment or alleging that any PECO Entity is not in compliance in any material respect with any Law or any Judgment. There are no Judgments applicable to any PECO Entity or any assets owned or used by any of them. PECO has made available for inspection by the Company prior to the date hereof all material Filings made by the PECO Entities with any Governmental Entity since the Relevant Date to the date of this Agreement. All such Filings were timely filed and were in compliance in all material respects with all Laws when filed. No material deficiencies have been asserted by any such Governmental Entity with respect to such Filings that have not been cured or satisfied.

(b)     (i) No PECO Entity has received any written notice prior to or since the Relevant Date, or prior to that for unresolved matters, that alleges material noncompliance with or material liability under any Environmental Law or material remedial obligations under any Environmental Law, including those relating to Hazardous Materials sent off-site for transportation, treatment or disposal by any PECO Entity; (ii) the PECO Entities hold, and are in material compliance with, all PECO Permits required on the part of the PECO Entities under Environmental Laws, and are in compliance and since the Relevant Date have complied in all material respects with all applicable Environmental Laws; (iii) the PECO Entities have not entered into or agreed to any Judgment and are not subject to any Proceeding or Judgment relating to alleged material non-compliance with or material liability under any Environmental Law since the Relevant Date; (iv) no PECO Entity has any material liabilities in connection with any Hazardous Materials or arising under any Environmental Laws in connection with the PECO Real Property, any real property formerly owned, operated or leased by any PECO Entity, or any other site where any PECO Entity has disposed of or arranged for the transportation, treatment or disposal of Hazardous Materials; and (v) there is no ongoing investigation or cleanup of Hazardous Materials occurring at any PECO Real Property. Notwithstanding anything herein to the contrary, except for Section 4.5 (No Conflicts; Consents), Section 4.6 (Absence of Changes or Events), Section 4.7 (SEC Documents), Section 4.9(a) (Real Property) and Section 4.14 (Insurance), the representations and warranties in this Section 4.17(b) are the exclusive representations and warranties concerning environmental matters, including any matters arising under Environmental Laws.

(c)     No PECO Entity, nor any joint venture to which any PECO Entity is a party, nor any of their respective directors, officers, employees or agents or any other Person authorized to act, or acting, on behalf of any PECO Entity, has, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or for the benefit of any government official, candidate for public office, political party, political campaign or other Person, private or public, regardless of form, whether in money, property, or services (i) for the purpose of (A) influencing any act or decision of such government official, candidate, party, campaign or other Person, (B) inducing such government official, candidate, party, campaign or other Person to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any Person, (D) expediting or securing the performance of official acts of a routine nature or (E) otherwise securing any improper advantage or (ii) in violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. Sections 78dd-1, et seq. or other Law.

Section 4.18   Benefit Plans.

(a)     Schedule 4.18(a)(i) of the PECO Disclosure Letter lists all material PECO Benefit Plans. Except as set forth on Schedule 4.18(a)(ii) of the PECO Disclosure Letter, each PECO Benefit Plan has been established, maintained, administered and funded in all material respects in accordance with its terms, and is in compliance in all material respects with the applicable provisions of ERISA, the Code, all other Laws and terms of all applicable Contracts. There are no investigations by any Governmental Entity, Proceedings or other claims (except for routine claims for benefits payable under the PECO Benefit Plans) against or involving any PECO Benefit Plan or asserting any rights to or claims for benefits under any PECO Benefit Plan, and, to the Knowledge of PECO, there are not any facts or circumstances that could give rise to any liability in the event of any such investigation, claim or Proceeding.

(b)     No PECO Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code and none of the PECO Entities or any of their respective ERISA Affiliates has any liability or contingent liability, directly or indirectly, (i) with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Sections 4063, 4064 or 4069 of ERISA or Section 413(c) of the Code or (ii) under Sections 430(k) or 4971 of the Code.

(c)     Each PECO Benefit Plan that is intended to be a tax-qualified plan has received and may rely upon a determination or opinion letter from the IRS to the effect that such PECO Benefit Plan and related trust is qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of PECO, there are not any facts or circumstances that could reasonably be expected to materially and adversely affect such qualification and exemption.

(d)     Except as set forth on Schedule 4.18(d), no PECO Benefit Plan provides or promises, and none of the PECO Entities is a party to any plan or arrangement that provides or promises, post-employment or retiree medical, life insurance or other welfare-type benefits to any Person, other than health continuation coverage required by Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA, or applicable state Law at the recipient’s and/or the PECO Entity’s expense. The PECO Entities have complied in all material respects with the applicable requirements of Section 4980B of the Code and the group health requirements of Sections 701 et seq. of ERISA and Sections 9801 et seq. of the Code.

(e)     No current or former employee or other individual service provider of any PECO Entity will be entitled to any additional benefits or any acceleration of the time of payment, vesting or funding of any benefits under any PECO Benefit Plan as a result of the Transactions, either alone or together with any other event.

(f)     No amounts payable under any PECO Benefit Plan or otherwise will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code, and no PECO Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or Section 4999 of the Code.

Section 4.19   Employee and Labor Matters. Each PECO Entity is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, withholding and occupational safety and health. None of the PECO Entities is a party to, is bound by or has or may have any liability or contingent liability under, any collective bargaining or other agreement with a labor organization representing any employees. As of the date of this Agreement, no material strikes, slowdowns or work stoppages are pending or, to the Knowledge of PECO, threatened, and no such strike, slowdown or work stoppage has occurred within the two (2) years immediately preceding the date of this Agreement.

Section 4.20   Brokers. Except as set forth on Schedule 4.20 of the PECO Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of PECO or PECO OP.

Section 4.21   Information in the Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of PECO or any PECO Subsidiary for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of PECO, at the time of the Company Stockholder Meeting and the PECO Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that PECO is responsible for filing with the SEC in connection with the Transactions, to the extent relating to PECO or any PECO Subsidiary or other information supplied by or on behalf of PECO or any PECO Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.21 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to PECO by or on behalf of the Company or the Company Operating Partnership.

Section 4.22   Opinion of PECO’s Financial Advisor. The PECO Board of Directors has received the opinion of the PECO Financial Advisor to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio provided for in the Company Merger is fair, from a financial point of view, to PECO.

Section 4.23   Ownership of Company Common Stock. None of PECO or PECO OP nor any of their respective Affiliates is, nor at any time during the last five (5) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of the Company, each as defined in Section 3-601 of the MGCL. Neither PECO nor any PECO Subsidiary, nor any of their respective affiliates, beneficially owns, directly or indirectly (other than investments made in the ordinary course of business in their investment portfolios that, in the aggregate, do not exceed five percent (5%) of the Company Common Stock), any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary and neither PECO nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement.

Section 4.24   Vote Required.

(a)     The only votes of the holders of any class or series of shares of stock of PECO necessary to approve the Transactions are (i) with respect to the Mergers and the Transactions (other than the PECO Charter Amendment), the PECO Merger Approval and (ii) with respect to the PECO Charter Amendment, the PECO Charter Approval.

(b)     The PECO OP Limited Partner Approval is the only vote of the holders of any Partnership Units (as defined in the PECO OP Partnership Agreement) necessary to approve the Transactions, including the issuance of the New PECO OP Units in connection with the Mergers.

Section 4.25   Related Party Agreements. Except as set forth in the PECO SEC Documents made through and including the date hereof or as permitted by this Agreement, there have been no agreements, arrangements or understandings between

PECO or any other PECO Entity, on the one hand, and any Affiliate (including any officer or director) thereof, on the other hand (other than those exclusively among PECO and any Subsidiary of PECO), that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.26   No Additional Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV or in any Ancillary Agreement, none of PECO, PECO OP nor any of their respective Affiliates or Representatives has made, or is making, any representation or warranty whatsoever to the Company, the Company Operating Partnership or any of their respective Affiliates or Representatives in connection with the Transactions.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 5.1   Conduct of Business by the Company Pending the Closing.

(a)     The Company agrees that between the date of this Agreement and the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as expressly set forth in Schedule 5.1(a) of the Company Disclosure Letter, (ii) as required, contemplated or permitted pursuant to this Agreement, (iii) as may be required by Law or (iv) as consented to in writing by PECO (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of the other Acquired Companies to, (A) conduct their respective businesses in all material respects in the Ordinary Course of Business and shall use all reasonable efforts to keep intact their respective businesses and preserve their respective relationships with Governmental Entities, customers, suppliers, landlords, tenants, creditors, business associates and others with whom they deal, (B) use reasonable best efforts to maintain their respective assets and properties in their current condition (ordinary wear and tear excepted) and (C) use commercially reasonable efforts to maintain the Company’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, and except (I) as expressly set forth in Schedule 5.1(a) of the Company Disclosure Letter, (II) as required, contemplated or permitted pursuant to this Agreement, (III) as required by applicable Law or (IV) as consented to in writing by PECO (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit any other Acquired Company to, directly or indirectly:

(i)     amend its charter or bylaws (or comparable documents);

(ii)     adjust, split, combine, subdivide or reclassify any shares of capital stock;

(iii)     subject to Section 6.9(a), declare, set aside for payment or pay any dividend or other distribution on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest or capital stock or other equity interests of the Company, the Company Operating Partnership or any Company Subsidiary, except for (A) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Company Subsidiary to its parent entity, (B) distributions by any Company Subsidiary or any other entity in which the Company owns an interest that is not wholly owned, directly or indirectly, by the Company, to the extent required by the organizational documents of such Company Subsidiary or other entity in which the Company owns an interest, or (C) Company Permitted Dividends;

(iv)     redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests or any Convertible Securities or authorize, issue or sell any capital stock or other equity interests or authorize, issue, grant or sell any Convertible Securities except with respect to (A) the redemption or exchange of any partnership unit of the Company Operating Partnership in accordance with the terms of the agreement of limited partnership of the Company Operating Partnership, (B) the issuance of any Company Shares in accordance with the Company’s equity incentive plans, (C) the withholding of shares of Company Common Stock to satisfy Tax withholding obligations with respect to equity awards under the Company’s equity incentive plans, (D) the issuance of Company Shares under the Company’s distribution reinvestment plan, (E) the redemption or repurchase of Company Shares under the Company’s share repurchase program, (F) the issuance of any partnership unit of the Company Operating Partnership as required or contemplated by the Advisory Agreement or (G) any redemptions or repurchases in accordance with Section 5.8 of the Company’s charter, in the case of clauses (B), (D), and (E) immediately above, in the Ordinary Course of Business (including in both frequency and amount);

(v)     incur or assume any Indebtedness or guarantee any such Indebtedness in excess of $1,000,000 in the aggregate, in each case, other than in the Ordinary Course of Business; provided that, for the sake of clarity, (A) Indebtedness incurred in connection with a 1031 exchange or (B) a draw on the Company’s revolving credit facility in connection with any transaction otherwise permitted by this Section 5.1(a) or otherwise consistent with past practice shall each be deemed to be Indebtedness incurred in the Ordinary Course of Business;

(vi)     other than in the Ordinary Course of Business, enter into or, in any material respect, modify, amend or terminate any Acquired Company Material Contract other than (A) any termination or renewal in accordance with the terms of any existing Acquired Company Material Contract that occurs automatically without any action (other than notice of renewal) by the Company, the Company Operating Partnership or any Company Subsidiary, or (B) the entry into any agreement to modify, amend, terminate, assign or assume, or any waiver or consent under, any mortgage, loan agreement or related agreement to which the Company, the Company Operating Partnership or any Company Subsidiary is a party as required or necessitated by this Agreement, the Mergers or the other Transactions;

(vii)     refinance, replace or prepay any Indebtedness in excess of $1,000,000 in the aggregate, or settle, compromise, discharge, waive, release or assign any material claim, right or Proceeding in excess of $250,000 individually or $1,000,000 in the aggregate, in each case, other than in the Ordinary Course of Business;

(viii)     make any material change in any method of accounting or accounting practice, controls or policy other than as required by changes in Law or GAAP that become effective after the date hereof;

(ix)     prepare or file any material Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date), settle or otherwise compromise any claim relating to material Taxes, enter into any closing agreement or similar agreement relating to material Taxes, otherwise settle any dispute relating to material Taxes, or request any ruling or similar guidance with respect to Taxes, except, in each case, (A) if required by applicable Law or (B) if necessary (I) to preserve the Company’s qualification as a REIT under the Code or (II) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a REIT, Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(x)     take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary to cease to be treated as any of (I) a partnership or disregarded entity for federal income tax purposes or (II) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xi)     make or incur any capital expenditures or commitments therefor, other than in the Ordinary Course of Business (including routine maintenance and repairs), to address obligations under existing contracts, or in connection with emergency repairs;

(xii)     purchase, lease, license or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any material assets, except in the Ordinary Course of Business;

(xiii)     sell or otherwise dispose of any material assets (including any Company Real Property), except inventory sold in the Ordinary Course of Business, the properties listed on Schedule 5.1(a)(xiii) of the Company Disclosure Letter and as permitted pursuant to Section 5.1(a)(xvii);

(xiv)     make any loans, advances or capital contributions to, or investments in, any other Person, other than in the Ordinary Course of Business or loans, advances or capital contributions to, or investments in, wholly owned Company Subsidiaries;

(xv)     cancel any of their respective material insurance policies or reduce the amount of any insurance coverage provided by such material insurance policies;

(xvi)     take any action under the Company Governing Documents or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of Company Common Stock with respect to the Mergers or the other Transactions;

(xvii)     adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except as permitted by Section 5.3 and this Section 5.1(a); or

(xviii)     authorize, or commit or agree to, whether in writing or otherwise, any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise. If the Company determines that it is necessary to take any such action, it shall notify PECO as soon as reasonably practicable prior to taking such action.

Section 5.2   Conduct of Business by PECO Pending the Closing.

(a)     PECO agrees that between the date of this Agreement and the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as expressly set forth in Schedule 5.2(a) of the PECO Disclosure Letter, (ii) as required, contemplated or permitted pursuant to this Agreement, (iii) as may be required by Law or (iv) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), PECO shall, and shall cause each of its Subsidiaries to, (A) conduct their respective businesses in all material respects in the Ordinary Course of Business and shall use all reasonable efforts to keep intact their respective businesses, keep available the services of their respective current officers and employees and preserve their respective relationships with Governmental Entities, customers, suppliers, landlords, tenants, creditors, employees, business associates and others with whom they deal, (B) use reasonable best efforts to maintain their respective assets and properties in their current condition (ordinary wear and tear excepted), and (C) use commercially reasonable efforts to maintain PECO’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, and except (I) as expressly set forth in Schedule 5.2(a) of the PECO Disclosure Letter, (II) as required, contemplated or permitted pursuant to this Agreement, (III) as required by applicable Law or (IV) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, PECO shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)     amend its charter or bylaws (or comparable documents);

(ii)     adjust, split, combine, subdivide or reclassify any shares of capital stock;

(iii)     subject to Section 6.9(a), declare, set aside for payment or pay any dividend or other distribution on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest or capital stock or other equity interests of PECO, PECO OP or any PECO Subsidiary, except for (A) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned PECO Subsidiary to its parent entity, (B) distributions by any PECO Subsidiary or any other entity in which PECO owns an interest that is not wholly owned, directly or indirectly, by PECO, to the extent required by the organizational documents of such PECO Subsidiary or other entity in which PECO owns an interest, or (C) PECO Permitted Dividends;

(iv)     redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests or any Convertible Securities or authorize, issue or sell any capital stock or other equity interests or authorize, issue, grant or sell any Convertible Securities except with respect to (A) the withholding of shares of PECO Common Stock to satisfy Tax withholding obligations with respect to, or the surrender of shares of PECO Common Stock to satisfy the exercise price of, equity awards under the PECO Benefit Plans, (B) with respect to the redemption or exchange of any partnership unit of PECO OP in accordance with the terms of the agreement of limited partnership of PECO OP, (C) any redemptions or repurchases in accordance with Article VI of PECO’s charter, (D) the grant of shares of PECO Common Stock to independent directors under the PECO 2010 Independent Director Stock Plan and the grant of PECO Common Stock, PECO OP units or Convertible Securities with respect to PECO Common Stock or PECO OP units to employees pursuant to the terms of the PECO Amended and Restated 2010 Long-Term Incentive Plan, (E) the issuance of PECO Common Stock under PECO’s distribution reinvestment plan, or (F) the redemption or repurchase of PECO Common Stock under PECO’s share repurchase program, in the case of each of clauses (D) through (F) immediately above, in the Ordinary Course of Business (including in both frequency and amount);

(v)     amend any term of any shares of PECO Common Stock or PECO OP Units or other equity interests of PECO or PECO OP in a manner that would adversely affect the economic benefits of the Mergers to the holders of the Company Shares;

(vi)     (A) adopt, amend, terminate or materially increase the benefits under any PECO Benefit Plan, (B) accelerate the payment, vesting, funding or forgiveness of indebtedness of any compensation or benefits to any current or former employee or other individual service provider of the PECO Entities, or (C) enter into, adopt, amend or terminate any collective bargaining agreement or similar Contract, except (x) for each of clauses (A), (B) and (C) above as permitted elsewhere in this Section 5.2(a), and (y) for clauses (A) and (B) above, (I) in the Ordinary Course of Business for employees or other individual service providers with annual base compensation of less than $75,000, (II) for severance and termination payments or agreements in the Ordinary Course of Business, or (III) as required by the terms of any PECO Benefit Plan (or any plan that would be a PECO Benefit Plan if adopted or entered into prior to the date hereof);

(vii)     incur or assume any Indebtedness or guarantee any such Indebtedness in excess of $2,000,000 in the aggregate, in each case, other than in the Ordinary Course of Business; provided that, for the sake of clarity, (A) Indebtedness incurred in connection with a 1031 exchange or (B) a draw on PECO’s revolving credit facility in connection with any transaction otherwise permitted by this Section 5.2(a) or otherwise consistent with past practice shall each be deemed to be Indebtedness incurred in the Ordinary Course of Business;

(viii)     permit, allow or suffer any of its assets (including any PECO Real Property) to become subjected to any Lien, other than Permitted Liens and other Liens incurred in the Ordinary Course of Business and except for Liens incurred in connection with (A) acquisitions of real property in the Ordinary Course of Business or (B) actions permitted under Section 5.2(a)(vii) or Section 5.2(a)(x);

(ix)     other than in the Ordinary Course of Business, enter into or, in any material respect, modify, amend or terminate any PECO Contract, other than (A) any termination or renewal in accordance with the terms of any existing PECO Contract that occurs automatically without any action (other than notice of renewal) by PECO, PECO OP or any PECO Subsidiary, or (B) the entry into any agreement to modify, amend, terminate, assign or assume, or any waiver or consent under, any mortgage, loan agreement or related agreement to which the PECO, PECO OP or any PECO Subsidiary is a party as required or necessitated by this Agreement, the Mergers or the other Transactions;

(x)     refinance, replace or prepay any Indebtedness in excess of $2,000,000 in the aggregate, or settle, compromise, discharge, waive, release or assign any material claim, right or Proceeding in excess of $250,000 individually or $2,000,000 in the aggregate, in each case, other than in the Ordinary Course of Business;

(xi)     make any material change in any method of accounting or accounting practice, controls or policy other than as required by changes in Law or GAAP that become effective after the date hereof;

(xii)     take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) PECO to fail to qualify as a REIT or (B) any PECO Subsidiary to cease to be treated as any of (I) a partnership or disregarded entity for federal income tax purposes or (II) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xiii)     prepare or file any material Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date), settle or otherwise compromise any claim relating to material Taxes, enter into any closing agreement or similar agreement relating to material Taxes, otherwise settle any dispute relating to material Taxes, or request any ruling or similar guidance with respect to Taxes, except, in each case, (A) if required by applicable Law or (B) if necessary (I) to preserve PECO’s qualification as a REIT under the Code or (II) to qualify or preserve the status of any PECO Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a REIT, Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xiv)     make or incur any capital expenditures or commitments therefor, other than in the Ordinary Course of Business (including routine maintenance and repairs), to address obligations under existing contracts, or in connection with emergency repairs;

(xv)     purchase, lease, license or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any material assets, except in the Ordinary Course of Business;

(xvi)     sell or otherwise dispose of any material assets (including any PECO Real Property), except inventory sold in the Ordinary Course of Business, the properties listed on Schedule 5.2(a)(xvi) of the PECO Disclosure Letter and as permitted pursuant to Section 5.2(a)(xx) or Section 5.2(a)(xxi);

(xvii)     make any loans, advances or capital contributions to, or investments in, any other Person, other than in the Ordinary Course of Business or loans, advances or capital contributions to, or investments in, wholly owned PECO Subsidiaries;

(xviii)     cancel any of their respective insurance policies identified on Schedule 4.14 of the PECO Disclosure Letter or reduce the amount of any insurance coverage provided by such insurance policies;

(xix)     take any action under the PECO Governing Documents or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of PECO Common Stock with respect to the Mergers or the other Transactions;

(xx)     adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution or bankruptcy reorganization, except as permitted by this Section 5.2(a);

(xxi)     effect or agree to any merger, consolidation or recapitalization other than (A) as permitted by this Section 5.2(a), or (B) in a manner that would not materially and adversely affect the economic benefits of the Mergers to the holders of the Company Shares and would not prevent or materially delay or impair the ability of PECO and PECO OP to consummate the Mergers; or

(xxii)     authorize, or commit or agree to, whether in writing or otherwise, any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit PECO from taking any action, at any time or from time to time, that in the reasonable judgment of PECO, upon advice of counsel to PECO, is reasonably necessary for PECO to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of PECO in accordance with this Agreement or otherwise. If PECO determines that it is necessary to take any such action, it shall notify the Company as soon as reasonably practicable prior to taking such action.

Section 5.3   Go Shop; No Solicitation by the Company; Company Change in Recommendation.

(a)     Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 5.3(f) and Section 5.3(g), during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern Time) on the thirtieth (30th) calendar day thereafter (the “Go Shop Period End Time”), the Company, the Subsidiaries of the Company and their respective Representatives (acting at the direction of the Company Special Committee) may and shall have the right to, directly or indirectly: (i) initiate, solicit, or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, including by way of (A) contacting third parties or (B) providing access to the business, properties, offices, assets, books and records and personnel of the Acquired Companies and furnishing non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, however, that the Company shall concurrently provide to PECO any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to PECO or its Representatives; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding any proposal, inquiries or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal or, pursuant to an Acceptable Confidentiality Agreement, furnish to any Person information or afford to any Person access to the business, properties, assets or personnel of any of the Acquired Companies, in each case, solely in connection with, or for the sole purpose of knowingly encouraging, facilitating or assisting a Competing Proposal; (iii) subject to and only in compliance with Section 5.3(f), enter into any Contract (including any letter of intent or agreement in principle) with respect to a Competing Proposal (each, a “Company Acquisition Agreement”), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement to the extent, and only for so long as necessary to allow the counterparty to make a Competing Proposal or inquire, negotiate, evaluate, propose or make an offer that would be reasonably likely to lead to a Competing Proposal prior to the Go Shop Period End Time and in compliance with this Section 5.3(a), and (v) disclose to the shareholders of the Company any information required to be disclosed under applicable Law; provided, however that, in the case of this clause (v), any such disclosure (other than a disclosure made pursuant to clause (ii) of Section 5.3(g)) that addresses the approval or recommendation by the Company Board of Directors or the Company Special Committee of the Transactions and that is not an express rejection of any applicable Competing Proposal or an express public re-affirmation of the Company Board Recommendation shall be deemed to be a Company Adverse Recommendation Change. For purposes of this Agreement, the term “Go Shop Bidder” shall mean any Person or Group that submits a proposal or offer regarding a Competing Proposal not later than the Go Shop Period End Time that has not been withdrawn and that the Company Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, prior to the Go Shop Period End Time (or in the case of any Competing Proposal received less than three (3) Business Days before the date of the Go Shop Period End Time, not later than two (2) Business Days after the Go Shop Period End Time), constitutes, or would be reasonably expected to lead to, a Superior Proposal; provided that a Go Shop Bidder shall cease to be a Go Shop Bidder if after the Go Shop Period End Time (I) the negotiations between the Company and such Go Shop Bidder with respect to the Competing Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated, (II) the Competing Proposal submitted by such Go Shop Bidder prior to the Go Shop Period End Time is withdrawn, terminated or modified in a manner such that, in the Company Special Committee’s good faith determination, after consultation with its legal and financial advisors, as modified it no longer constitutes, or would reasonably be expected to lead to, a Superior Proposal, (III) the natural person(s) or entity(ies) comprising such Go Shop Bidder cease, at any time following the Go Shop Period End Time and prior to the termination of this Agreement in accordance with Section 8.1, to constitute at least sixty-six and two-thirds percent (66.66%) of the equity financing for such Competing Proposal, or (IV) such Go Shop Bidder otherwise ceases to be actively pursuing efforts to acquire the Company or the Company Operating Partnership. For the avoidance of doubt, until 11:59 PM Eastern Time on the date that is fifteen (15) days after the Go Shop Period End Time (the “Go Shop Cut Off Time”), the Company, its Subsidiaries and its and their respective Representatives may continue to take any of the actions expressly listed in this Section 5.3(a) with respect to any proposal or offer regarding a Competing Proposal submitted by a Go Shop Bidder (but for only so long as such Person constitutes a Go Shop Bidder) on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any such Competing Proposal submitted by a Go Shop Bidder after the Go Shop Period End Time (but prior to the Go Shop Cut Off Time) if the Company Special Committee has determined in good faith, after consultation with its legal and financial advisors, that such Competing Proposal (as may be amended or modified) constitutes, or would be reasonably expected to lead to, a Superior Proposal. For the sake of clarity, after the Go Shop Cut Off Time, the Company and its Subsidiaries and its and their respective Representatives may continue to engage in any of the activities contemplated by this Section 5.3(a) with respect to a Go Shop Bidder only to the extent expressly permitted by the remainder of this Section 5.3.

(b)     Except as otherwise expressly provided in this Section 5.3, from and after the Go Shop Period End Time until the Company Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall cause each of its Subsidiaries and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or furnish to any other Person information or afford to any other Person access to the business, properties, assets or personnel of any of the Acquired Companies, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, a Competing Proposal, (iii) enter into any Company Acquisition Agreement, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute (provided, that, notwithstanding anything contained herein to the contrary, the Company may waive any provision that prohibits a confidential proposal being made to the Company Special Committee or the Company Board of Directors (directly or indirectly through the Company’s Representatives)) or (v) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal.

(c)     Except as otherwise provided in this Section 5.3, promptly following the Go Shop Period End Time, the Company shall, and shall cause each of the other Acquired Companies and its and their respective Representatives to, (i) immediately cease any activities, discussions or negotiations with any Persons (other than Go Shop Bidders (but for only so long as such Persons constitute Go Shop Bidders as contemplated by Section 5.3(a)) until the Go Shop Cut Off Time and PECO and its Representatives) with respect to a Competing Proposal and (ii) request that any such Person (other than Go Shop Bidders (but for only so long as such Persons constitute Go Shop Bidders as contemplated by Section 5.3(a)) until the Go Shop Cut Off Time and PECO and its Representatives) promptly return and/or destroy all confidential information concerning the Company and the Company Subsidiaries to the extent permitted pursuant to a confidentiality agreement with any such Persons.

(d)     Notwithstanding anything to the contrary contained in Section 5.3(b), if at any time on or after the Go Shop Period End Time and prior to obtaining the Company Merger Approval, the Company or any of its Representatives receives a written Competing Proposal from any Person or Group (including a Go Shop Bidder), which Competing Proposal was made on or after the Go Shop Period End Time and was not preceded by a material breach by the Company of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof and (ii) if the Company Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement (a copy of which the Company shall promptly (and in any event, within twenty-four (24) hours) provide to PECO following the execution thereof), information (including non-public information) with respect to the Company and its Subsidiaries to the Person or Group who has made such Competing Proposal; provided, that the Company shall concurrently provide to PECO any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to PECO or its Representatives; and (B) engage in or otherwise participate in discussions or negotiations with the Person or Group making such Competing Proposal. From and after the date hereof, as promptly as reasonably practicable, but in any event no later than twenty-four (24) hours after any Acquired Company or any of its Representatives (x) enters into an Acceptable Confidentiality Agreement or (y) receives any inquiry or request for negotiations from any Person or Group regarding a Competing Proposal, the Company shall notify PECO in writing of the identity of such Person or Group (including, to the extent known by the Company, the identity of each natural person or entity comprising such Group) and provide to PECO (1) a copy of any Competing Proposal made by (or on behalf of) such Person or Group and any other written material terms and conditions or proposals provided by (or on behalf of) such Person or Group (including a copy of any acquisition agreement and any related transaction documents and financing commitments, if any, and any subsequent amendments thereto) to the Company or any Company Subsidiary or any Representative of any Acquired Company and (2) a written summary of any other material terms of any Competing Proposal from any such Person or Group not made in writing (including any material terms and conditions proposed orally or supplementally). For the avoidance of doubt, the foregoing notice obligations in the preceding sentence of this Section 5.3(d) shall also apply, mutatis mutandis, to any Go Shop Bidder, as discussed in Section 5.3(a).

(e)     Following the date hereof, the Company shall keep PECO reasonably informed on a current basis of any material developments, discussions or negotiations regarding any Competing Proposal (whether made before or after the date hereof) and upon the request of PECO shall apprise PECO of the status of such Competing Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person or Persons subsequent to the date hereof which prohibits the Company from providing any information to PECO in accordance with this Section 5.3.

(f)     Except as expressly permitted by this Section 5.3(f), the Company Special Committee and the Company Board of Directors shall not (x) (A) fail to recommend to the Company’s stockholders that the Company Stockholder Approval be given or fail to include the Company Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or, in a manner adverse to PECO, modify, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in Section 5.3(g), (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Competing Proposal, or (E) fail to make or reaffirm the Company Board Recommendation within five (5) Business Days following PECO’s written request to do so following the Company’s or its Representatives’ receipt of a Competing Proposal or any material change thereto (each of the actions described in this clause (x) being referred to as a “Company Adverse Recommendation Change”), (y) authorize, cause or permit any Acquired Company to enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) or (z) take any action pursuant to Section 8.1(e). Notwithstanding anything to the contrary herein, prior to the time the Company Merger Approval is obtained, but not after, the Company Board of Directors may make a Company Adverse Recommendation Change and terminate this Agreement pursuant to Section 8.1(e) and enter into a Company Acquisition Agreement with respect to a Competing Proposal, if and only if, the Company receives a Competing Proposal that was not preceded by a material breach by the Company of this Section 5.3 and each of the Company Special Committee and the Company Board of Directors shall have determined in good faith that, after consultation with its financial advisors and outside legal counsel, such Competing Proposal constitutes a Superior Proposal; provided, that, in order to make a Company Adverse Recommendation Change or terminate this Agreement to enter into a Company Acquisition Agreement with respect to a Superior Proposal:

(i)     each of the Company Special Committee and the Company Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law;

(ii)     the Company shall have given PECO at least five (5) Business Days’ prior written notice of its intention to effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(e), which notice shall specify in reasonable detail the basis for the Company Adverse Recommendation Change or termination and the identity of the party making such Superior Proposal and the material terms thereof and include copies of the current drafts of all material agreements between the Company and the party making such Superior Proposal and relating to such Superior Proposal (to the extent in the Company’s possession);

(iii)     the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with PECO during such notice period, to the extent PECO wishes to negotiate; and

(iv)     following the end of such notice period, the Company Board of Directors shall have considered in good faith any proposed revisions to this Agreement proposed by PECO (or as to other proposals made by PECO) in writing, and shall have determined, after consultation with its financial advisors and outside legal counsel that such Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided, that, in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to PECO an additional notice consistent with that described in Section 5.3(f)(ii) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days; and provided, further, that any purported termination of this Agreement pursuant to this Section 5.3(f) shall be void and of no force and effect, unless the Company termination is in accordance with Section 8.1(e) and the Company pays PECO the Company Termination Payment in accordance with Section 8.2(b).

(g)     Nothing in this Section 5.3 shall prohibit the Company Board of Directors from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the Company Board of Directors has determined in good faith, after consultation with outside legal counsel, that the failure to do so would create a material risk of a breach by the Company of its duties under applicable Law; provided, that any disclosures (other than those made pursuant to clause (ii) of this Section 5.3(g)) that address the approval or recommendation by the Company Board of Directors of the Transactions and that are not an express rejection of any applicable Competing Proposal or an express reaffirmation of the Company Board Recommendation shall be deemed a Company Adverse Recommendation Change.

(h)     Notwithstanding anything to the contrary contained in this Agreement, the Company shall not, and shall not permit any Acquired Company or any of its or their respective Affiliates or Representatives to, reimburse or agree to reimburse the fees or expenses of any Person (including any Go Shop Bidder or its Representatives) in connection with (or related to) a Competing Proposal (including, for the avoidance of doubt, in connection with any Acceptable Confidentiality Agreement) but excluding, for the avoidance of doubt, in connection with any Company Acquisition Agreement with respect to a Superior Proposal entered into pursuant to Section 5.3(f) and resulting in termination of this Agreement pursuant to Section 8.1(e).

(i)     The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.3 by any Acquired Company or the Representatives of any Acquired Company acting at the direction of the Company or any other Acquired Company shall be deemed to be a breach of this Section 5.3 by the Company.

(j)     As used in this Agreement, “Competing Proposal” shall mean any inquiry, proposal or offer from any Person (other than PECO or any of its Subsidiaries) or Group relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Acquired Companies equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of twenty percent (20%) or more of the outstanding Company Common Stock, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the outstanding Company Common Stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is twenty percent (20%) or more, in each case, other than the Transactions.

(k)     As used in this Agreement, “Superior Proposal” shall mean any bona fide, written Competing Proposal that was not preceded by a material breach by the Company of this Section 5.3 and that the Company Board of Directors has determined that, after consulting with the Company’s outside legal counsel and financial advisors, such Competing Proposal is reasonably likely to be consummated in accordance with its terms and that, if consummated, would reasonably be likely to result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Transactions (including any revisions to the terms of this Agreement proposed by PECO in response to such Competing Proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%).”

(l)     Notwithstanding anything to the contrary contained in this Agreement, in circumstances not involving or relating to a Competing Proposal and at any time prior to the receipt of the Company Merger Approval, the Company Board of Directors may make a Company Adverse Recommendation Change if and only if (i) a Company Intervening Event has occurred, (ii) the Company Board of Directors has concluded in good faith (after consultation with its financial advisor and its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (iii) five (5) Business Days (the “Company Intervening Event Notice Period”) shall have elapsed since the Company has given written notice (which written notice shall not be deemed a Company Adverse Recommendation Change for any purpose of this Agreement) to PECO advising that the Company intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such Company Intervening Event Notice Period, the Company has considered and, if requested by PECO, engaged and caused its Representatives to engage in good faith discussions with PECO regarding any adjustment or modification of the terms of this Agreement proposed by PECO, and (v) the Company Board of Directors, following such Company Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by PECO) that failure to do so would be inconsistent with their duties as directors under applicable Law; provided, however, that in the event the Company Board of Directors does not make a Company Adverse Recommendation Change following such Company Intervening Event Notice Period, but thereafter determines to make a Company Adverse Recommendation Change pursuant to this Section 5.3(l) in circumstances not involving a Competing Proposal, the foregoing procedures referred to in this Section 5.3(l) shall apply anew.

(m)     Notwithstanding any Company Adverse Recommendation Change, unless such Company Adverse Recommendation Change is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 8.1(e), the Company shall cause the approval of the Mergers to be submitted to a vote of its stockholders at the Company Stockholder Meeting.

Section 5.4   PECO Change in Recommendation.

(a)     Except as expressly permitted by this Section 5.4, the PECO Board of Directors shall not (i) fail to recommend to PECO’s stockholders that the PECO Stockholder Approvals be given or fail to include the PECO Board Recommendation in the Joint Proxy Statement or (ii) change, qualify, withhold, withdraw or modify or publicly propose to change, qualify, withhold, withdraw or, in any manner adverse to the Company, modify, the PECO Board Recommendation (each of the actions described in this Section 5.4(a) being referred to as a “PECO Adverse Recommendation Change”).

(b)     Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the PECO Stockholder Approvals, the PECO Board of Directors may make a PECO Adverse Recommendation Change if and only if (i) a PECO Intervening Event has occurred, (ii) the PECO Board of Directors has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (iii) five (5) Business Days (the “PECO Intervening Event Notice Period”) shall have elapsed since PECO has given written notice (which written notice shall not be deemed a PECO Adverse Recommendation Change for any purpose of this Agreement) to the Company advising that PECO intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such PECO Intervening Event Notice Period, PECO has considered and, if requested by the Company, engaged and caused its Representatives to engage in good faith discussions with the Company regarding any adjustment or modification of the terms of this Agreement proposed by the Company, and (v) the PECO Board of Directors, following such PECO Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company) that failure to do so would be inconsistent with their duties as directors under applicable Law; provided, however, that in the event the PECO Board of Directors does not make a PECO Adverse Recommendation Change following such PECO Intervening Event Notice Period, but thereafter determines to make a PECO Adverse Recommendation Change pursuant to this Section 5.4(b), the foregoing procedures referred to in this Section 5.4(b) shall apply anew.

(c)     Notwithstanding any PECO Adverse Recommendation Change, PECO shall cause the approval of the Mergers and, to the extent it would not violate Maryland law, the PECO Charter Amendment to be submitted to a vote of its stockholders at the PECO Stockholder Meeting.

Section 5.5   Form S-4; Joint Proxy Statement.

(a)     As promptly as reasonably practicable following the date of this Agreement, (i) the Company and PECO shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) PECO shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the PECO Common Stock issuable in the Mergers, which will include the Joint Proxy Statement with respect to the Company Stockholder Meeting and PECO Stockholder Meeting. Each of the Company and PECO shall use reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, (C) mail or deliver the Joint Proxy Statement to its stockholders (as applicable) as promptly as practicable after the Form S-4 is declared effective and (D) keep the Form S-4 effective for so long as necessary to complete the Mergers. Each of the Company, the Company Operating Partnership and PECO shall furnish all information concerning itself, its Affiliates and the holders of its capital stock or units to the other(s)

and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. The Form S-4 and the Joint Proxy Statement shall include all information reasonably requested by such other Party or Parties to be included therein. Each of the Company and PECO shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and PECO shall use reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and PECO shall use reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto), mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and PECO, as applicable, (I) shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (II) shall include in such document or response all comments reasonably proposed by the other and (III) each of the Company and PECO also shall have consented to the filing and mailing contemplated therein (which consent shall not be unreasonably withheld, conditioned or delayed). PECO shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the PECO Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, and PECO shall use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. PECO shall also use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the PECO Common Stock in connection with the Mergers, and the Company and the Company Operating Partnership shall furnish all information concerning the Company, the Company Operating Partnership and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b)     If, at any time prior to the receipt of the Company Merger Approval or the PECO Stockholder Approvals, any information relating to the Company or PECO, or any of their respective Affiliates, should be discovered by the Company or PECO which, in the reasonable judgment of the Company or PECO, should be set forth in an amendment of, or a supplement to, either the Form S-4 or the Joint Proxy Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and PECO shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of PECO. Nothing in this Section 5.5(b) shall limit the obligations of any Party under Section 5.5(a). For purposes of this Section 5.5, any information concerning or related to the Company or the Company Operating Partnership, their respective Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to PECO, its Affiliates or the PECO Stockholder Meeting will be deemed to have been provided by PECO.

(c)     As promptly as reasonably practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Special Committee and the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3(f). Notwithstanding the foregoing provisions of this Section 5.5(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Merger Approval, whether or not a quorum is present, PECO may require the Company, and the Company shall have the right, to adjourn or postpone the Company Stockholder Meeting up to two (2) times (provided, that the Company Stockholder Meeting shall not be postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, however, that the Company Stockholder Meeting may not be postponed or adjourned on the date the Company Stockholder Meeting is scheduled if the Company shall have received proxies in respect of an aggregate number of shares of Company Common Stock, which have not been withdrawn, such that the Company Merger Approval will be obtained at such meeting.

(d)     As promptly as reasonably practicable following the date of this Agreement, PECO shall, in accordance with applicable Law and the PECO Governing Documents, establish a record date for, duly call, give notice of, convene and hold the PECO Stockholder Meeting. PECO shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of PECO entitled to vote at the PECO Stockholder Meeting and to hold the PECO Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. PECO shall, through the PECO Board of Directors, recommend to its stockholders that they give the PECO Stockholder Approvals, include such recommendation in the Joint Proxy Statement, and solicit and use reasonable best efforts to obtain the PECO Stockholder Approvals. Notwithstanding the foregoing provisions of this Section 5.5(d), if, on a date for which the PECO Stockholder Meeting is scheduled, PECO has not received proxies representing a sufficient number of shares of PECO Common Stock to obtain the PECO Stockholder Approvals, whether or not a quorum is present, the Company may require PECO, and PECO shall have the right, to adjourn or postpone the PECO Stockholder Meeting up to two (2) times (provided, that the PECO Stockholder Meeting shall not be postponed or adjourned to a date that is more than thirty (30) days after the date for which the PECO Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, however, that the PECO Stockholder Meeting may not be postponed or adjourned on the date the PECO Stockholder Meeting is scheduled if PECO shall have received proxies in respect of an aggregate number of shares of PECO Common Stock, which have not been withdrawn, such that PECO Stockholder Approvals will be obtained at such meeting. Nothing contained in this Agreement shall be deemed to relieve PECO of its obligation to submit the Mergers and the issuance of the PECO Common Stock in the Mergers to its stockholders, in each case, for a vote on the approval thereof.

(e)     The Company and PECO will each use reasonable best efforts to hold the Company Stockholder Meeting and the PECO Stockholder Meeting, respectively, on the same date and as soon as reasonably practicable after the date of this Agreement.

(f)     Each of the Company and PECO will use reasonable best efforts to cause its annual meeting of stockholders to occur concurrently with the Company Stockholder Meeting or the PECO Stockholder Meeting, as applicable, and, each of the Company and PECO will include in the Joint Proxy Statement all information required to call such annual meeting.

Section 5.6   PECO OP Limited Partner Notice. As promptly as reasonably practicable following the mailing or delivery of the Joint Proxy Statement to the stockholders of PECO as contemplated in Section 5.5, PECO OP shall mail or deliver (or shall cause the mailing or delivery of) the PECO OP Limited Partner Notice to the PECO OP Limited Partners entitled to vote on the transactions pursuant to Section 11.2(d) of the PECO OP Partnership Agreement. PECO shall use reasonable best efforts to obtain the PECO OP Limited Partner Approval as promptly as reasonably practicable following the date of the mailing or delivery, as applicable, of the PECO OP Limited Partner Notice to the PECO OP Limited Partners contemplated by this Section 5.6.

Section 5.7   Advisory Services. The Parties acknowledge that in connection with any Competing Proposal or Superior Proposal, the Advisor or one or more of its Affiliates will be required to provide a substantial amount of services pursuant to the Advisory Agreement. Accordingly, the Parties agree that in connection with any Competing Proposal, the Advisor or one or more of its Affiliates will provide all services contemplated by the Advisory Agreement in connection with any such Competing Proposal and if the Company Board of Directors or Company Special Committee determines to accept a Superior Proposal or otherwise determines to pursue a Superior Proposal giving rise to a Company Adverse Recommendation Change, in each case, in compliance with Section 5.3(f), the Advisor, without waiving any rights hereunder, will provide, subject to the oversight of the Company Special Committee, all services contemplated by the Advisory Agreement to consummate such Superior Proposal, in each case, in accordance with the terms of the Advisory Agreement. The parties acknowledge that services in connection with Competing Proposals or Superior Proposals may include, but are not limited to, (a) assembling and providing reasonable access to real estate, financial, transaction agreement and other customary due diligence materials, (b) facilitating meetings with management at reasonable times upon reasonable advance notice, (c) facilitating site visits at Acquired Company properties, (d) assisting with financial analyses, (e) providing reasonable assistance with obtaining required consents in connection with such Competing Proposals or Superior Proposals from lenders, tenants or other third parties, including discussions and other interactions with such lenders, tenants and other third parties, (f) preparing and filing all documents required to be filed with Government Entities in connection with any Superior Proposal and (g) to the extent requested in writing by the Company Special Committee, providing mutually agreed dedicated Advisor personnel to provide some or all of the foregoing services.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1   Access; Confidentiality; Notice of Certain Events.

(a)     From the date of this Agreement until the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law and Contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of the Company and PECO shall, and shall cause each of the Subsidiaries of PECO and the Company Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of the Company and PECO shall, and shall cause each of the Company Subsidiaries and the PECO Subsidiaries, respectively, to, furnish reasonably promptly to the other Party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws (to the extent not publicly available), and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request, taking into account the relative size of the Parties. Notwithstanding the foregoing, neither the Company nor PECO shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information, (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the Ordinary Course of Business (provided, however, that the withholding Party shall use reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the Company and PECO will use reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b)     Each of the Company and PECO will hold, and will cause each of its Representatives and Affiliates to hold, any confidential, proprietary and nonpublic information relating to the Acquired Companies, the PECO Entities or the Transactions, as applicable, including any information exchanged pursuant to this Section 6.1, in confidence and will not disclose all or any part thereof to any Person (other than their respective Representatives and Affiliates who need to know such information in connection with the Transactions) by any means, except to the extent (i) such disclosure is required by applicable Law, (ii) such disclosure is consented to in writing by the non-disclosing Party, or (iii) such disclosed information is at the time of such disclosure then available to the public other than as a result of a breach of this Section 6.1(b). The Company or PECO, as applicable, will be responsible for any breach of this Section 6.1(b) by any of its Representatives or Affiliates.

(c)     The Company shall give prompt notice to PECO, and PECO shall give prompt notice to the Company, (i) of any notice or other communication received by such Party (A) from any Governmental Entity in connection with this Agreement, the Mergers or the other Transactions or (B) from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Mergers or the other Transactions, (ii) of any Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case, in connection with, arising from or otherwise relating to the Mergers or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event, change, development or circumstance relating to it or any of the Company Subsidiaries or the Subsidiaries of PECO, respectively, which makes, or is reasonably likely to make, any of the conditions set forth in Article VII to not be satisfied. The failure to deliver any such notice, in and of itself, shall not result in the failure of, or otherwise affect, any of the conditions set forth in Article VII.

Section 6.2   Consents and Approvals.

(a)     Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and PECO shall and shall cause their respective Subsidiaries, to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Mergers and the other Transactions, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from

Governmental Entities or other Persons necessary in connection with the consummation of the Mergers and the other Transactions and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the Mergers and the other Transactions, (iii) the defending of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other Transactions, including seeking to have any stay or temporary restraining order or other Judgment entered by any court or other Governmental Entity vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the other Transactions and to fully carry out the purposes of this Agreement; provided, that notwithstanding the foregoing or any other provisions of this Agreement, nothing contained in this Agreement (including this Section 6.2(a)) shall require or obligate PECO or any of its Affiliates to, and the Company shall not, without the prior written consent of PECO, in each case in connection with obtaining any approval or consent from any Governmental Entity with respect to the Mergers, (A) commence or defend any litigation with any Governmental Entity or private party, (B) pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, including any agreement to delay the Closing, in connection with obtaining any authorization, consent, Judgment, registration or approval of a Governmental Entity or (C) agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of PECO, the Company or any of their respective Subsidiaries, or any interest or interests therein.

(b)     In connection with and without limiting the foregoing, each of PECO and the Company shall give (or shall cause to be given) any notices to any Person, and each of PECO and the Company shall use, and cause each of their respective Affiliates to use, reasonable best efforts to obtain any Consents from any Person not covered by Section 6.2(a) that are necessary, proper or advisable to consummate the Mergers. Each of the Parties will furnish to the other such necessary information and reasonable assistance as the other Party may request in connection with the preparation of any required Filings and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, Filings or communications between either Party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable, the Parties or their respective Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to the other and each of their respective Affiliates that appears in any Filing made with, or written materials submitted to, any Governmental Entity in connection with the Mergers and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither the Company nor PECO shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any Filing, investigation or other inquiry without giving the other Party prior notice of such Filing, meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting or conversation with such Governmental Entity.

(c)     Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any Consent from any Person (other than any Governmental Entity) with respect to the Mergers, none of the Company or any of the Company Subsidiaries, PECO or any of its Subsidiaries or any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person prior to the Company Merger Effective Time, other than processing and consent fees in connection with obtaining any Debt Consents and Amendments. Subject to the foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

(d)     PECO shall take the lead in coordinating communications with any Governmental Entity, developing strategy for responding to any investigation or other inquiry by any Governmental Entity and formulating proposals to any Governmental Entity related to the Consents or any other matter described in this Section 6.2. PECO shall consult in advance with the Company and take Company’s views into account in making any such determination.

(e)     Notwithstanding the foregoing in this Section 6.2, with respect to obtaining the Debt Consents and Amendments, PECO shall take the lead in coordinating communications and negotiating with the various lenders, servicers and agents in connection with obtaining the Debt Consents and Amendments necessary to consummate the Transactions, including entering into amendments and/or modifications to the loan documents in connection therewith; provided, that the effectiveness of any such amendments and/or modifications relating to any Company Debt Consents and Amendments shall be conditioned upon the consummation of the Mergers. PECO shall keep the Company’s counsel reasonably informed of such negotiations, including sharing draft copies of all such loan amendments and/or modifications for review by the Company. PECO agrees that it shall bear all costs, fees and expenses relating to the PECO Debt Consents and Amendments, and the Company agrees that it shall bear all costs, fees and expenses related to obtaining the Company Debt Consents and Amendments. PECO shall use reasonable best efforts (subject to cooperation by the Company) to obtain the Debt Consents and Amendments prior to the Closing Date. The Company shall use reasonable best efforts to cooperate with all customary and reasonable requests of PECO and PECO OP in obtaining the Debt Consents and Amendments (including providing replacement guarantors and indemnitors and executing amendments and/or modifications to the loan documents). Neither PECO nor PECO OP shall, nor shall PECO or PECO OP permit any of its Representatives to, agree to, amend, modify, supplement or waive the terms and conditions of the outstanding Indebtedness or guarantees thereof for which the Debt Consents and Amendments of such lenders or servicers are required, if such amendment, modification, supplement or waiver material increases the net worth, liquidity or reserve requirements with respect to such applicable Indebtedness without the prior consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.3   Publicity. Except with respect to any Company Adverse Recommendation Change or PECO Adverse Recommendation Change made in accordance with the terms of this Agreement, from the date hereof through the Closing Date, no public release or announcement concerning the Transactions shall be issued by any party hereto without the prior written consent of the Parties, except such release or announcement as may be required by applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the Party required to make the release or announcement shall allow the non-disclosing Party reasonable time to review and comment on such release or announcement in advance of such issuance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company may make internal announcements to its employees that are consistent with the Parties’ prior public disclosures regarding the Transactions after reasonable prior notice to and consultation with PECO. The Parties shall agree upon the form of any joint press release announcing the Mergers and the execution of this Agreement.

Section 6.4   Directors’ and Officers’ Liability.

(a)     PECO and PECO OP (the “D&O Indemnifying Parties”) shall honor and fulfill in all respects the obligations of the Company to the fullest extent permissible under applicable Law, under any charter, bylaws, limited liability company agreement, partnership agreement or other similar organizational documents or agreements of the Acquired Companies (collectively, the “Acquired Company Organizational Documents”) and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals (including, all managers, directors, officers, trustees, agents and fiduciaries of any Acquired Company acting in such capacity) covered by such Acquired Company Organizational Documents or Indemnification Agreements (collectively, the “D&O Indemnified Parties”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Company Merger Effective Time, including in connection with the approval of this Agreement and the Transactions. The D&O Indemnifying Parties agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of any D&O Indemnified Party provided under any Acquired Company Organizational Document or any Indemnification Agreement, in each case, which are in effect as of the date hereof, shall survive the Closing and shall continue in full force and effect in accordance with their respective terms. For a period of six (6) years from the Closing, PECO and PECO OP agree that the Acquired Company Organizational Documents shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, unless such modification shall be required by applicable Law, and then only to the minimum extent required by applicable Law.

(b)     Without limiting the provisions of Section 6.4(a), for a period of six (6) years after the Company Merger Effective Time, PECO (but only to the extent the D&O Indemnified Parties would be permitted to be indemnified by the Company under the Acquired Company Organizational Documents and applicable law) shall: (i) indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such D&O Indemnified Party’s capacity as such, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any D&O Indemnified Party upon receipt, to the extent required by applicable law, of (A) an undertaking by or on behalf of such D&O Indemnified Party to repay such amount if it shall ultimately be determined that such D&O Indemnified Party is not entitled to be indemnified and (B) an affirmation by the D&O Indemnified Party of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification. Notwithstanding anything to the contrary contained in this Section 6.4 or elsewhere in this Agreement, PECO shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a D&O Indemnified Party for which indemnification may be sought under this Section 6.4(b) unless such settlement, compromise, consent or termination includes an unconditional release of such D&O Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation.

(c)     PECO has obtained, or shall obtain prior to the Closing, a prepaid insurance and indemnification policy (i.e., tail coverage) with a term of six (6) years covering each D&O Indemnified Party that provides coverage, subject to such policy’s terms and conditions, for matters occurring prior to the Closing (the “D&O Tail Policy”) that is no less favorable than the applicable Acquired Company’s existing policy (true, correct and complete copies of which have been previously provided to PECO prior to the date hereof) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the premium for such D&O Tail Policy shall not exceed three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement.

(d)     If any of PECO or PECO OP or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of PECO or PECO OP, as applicable, assume the obligations set forth in this Section 6.4.

(e)     The provisions of this Section 6.4 are intended to be for the express benefit of, and shall be enforceable by, each D&O Indemnified Party (who are intended to be third party beneficiaries of this Section 6.4), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of PECO, PECO OP and the Acquired Companies and shall not be amended in a manner that is adverse to the D&O Indemnified Parties (including their respective successors, assigns and heirs) without the prior written consent of the D&O Indemnified Party (including, if applicable, the successors, assigns and heirs thereof) affected thereby. The exculpation and indemnification provided for by this Section 6.4 shall not be deemed to be exclusive of any other rights to which a D&O Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise.

Section 6.5   Rule 16b-3. Prior to the Company Merger Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the Transactions) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.6   Security Holder Litigation. In the event that any Proceeding related to this Agreement, the Mergers or the other Transactions is brought against the Company, on the one hand, or PECO, on the other hand (either the Company or PECO, as applicable, against whom such litigation is brought, the “Participating Party”, and the other, the “Other Party”), its Representatives and/or Affiliates by security holders of the Participating Party (each, a “Security Holder Litigation”), the Participating Party shall promptly notify the Other Party of such litigation and shall keep the Other Party informed on a current basis with respect to the status thereof. The Participating Party shall give the Other Party the opportunity to participate, subject to a customary joint defense agreement, in the defense and settlement of any such litigation against the Participating Party, its Representatives and/or Affiliates by security holders of the Participating Party, and no settlement thereof shall be agreed to without the Other Party’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.7   Director Resignations. The Company shall cause to be delivered to PECO resignations executed by each director of the Company in office as of immediately prior to the Company Merger Effective Time, such resignations to be effective as of the Company Merger Effective Time.

Section 6.8   Tax Matters.

(a)     The Company shall use reasonable best efforts to (i) (A) obtain opinions of counsel consistent with the opinions of counsel referred to in Section 7.2(d) and/or Section 7.3(e), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (B) obtain the opinions of counsel referred to in Section 7.2(d) and Section 7.3(e), (ii) deliver to DLA Piper LLP (US), counsel to the Company Special Committee (or such other counsel rendering such opinion), PECO, and Latham & Watkins LLP (or such other counsel as may be rendering the opinion referenced to in Section 7.3(d)), a tax representation letter, dated as of the effective date of the Form S-4 and the

Closing Date, as applicable, in customary form and substance and approved by PECO, which approval shall not be unreasonably withheld, and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership reasonably necessary or appropriate to enable DLA Piper LLP (US) (or such other counsel rendering such opinion) to render the applicable tax opinion described in clause (i)(A) of this Section 6.8(a) and the tax opinion described in Section 7.2(d) and Latham & Watkins LLP (or such other counsel rendering such opinion) to render the applicable tax opinion described in clause (i)(A) of Section 6.8(b) and the tax opinion described in Section 7.3(d), and (iii) deliver to Latham & Watkins LLP (or such other counsel rendering such opinion), counsel to PECO, and Hogan Lovells US LLP (or such other counsel rendering such opinion), counsel to the Company Special Committee, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of the Company, in customary form and substance and approved by PECO, which approval shall not be unreasonably withheld, containing representations of the Company as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP (or such other counsel rendering such opinion) to render the applicable tax opinion described in clause (i)(A) of Section 6.8(b) and the tax opinion described in Section 7.2(e) and Hogan Lovells US LLP (or such other counsel rendering such opinion) to render the applicable tax opinion described in clause (i)(A) of this Section 6.8(a) and the tax opinion described in Section 7.3(e).

(b)     PECO shall use reasonable best efforts to (i) (A) obtain opinions of counsel consistent with the opinions of counsel referred to in Section 7.3(d) and/or Section 7.2(e), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (B) obtain the opinions of counsel referred to in Section 7.3(d) and Section 7.2(e), (ii) deliver to Latham & Watkins LLP (or such other counsel rendering such opinion), counsel to PECO, the Company, and DLA Piper LLP (US) (or such other counsel as may be rendering the opinion referenced to in Section 7.2(d)), a tax representation letter, dated as of the effective date of the Form S-4 and Closing Date, as applicable, in customary form and substance and approved by the Company, which approval shall not be unreasonably withheld, and signed by an officer of PECO and PECO OP, containing representations of PECO and PECO OP reasonably necessary or appropriate to enable Latham & Watkins LLP (or such other counsel rendering such opinion) to render the applicable tax opinion described in clause (i)(A) of this Section 6.8(b) and the tax opinion described in Section 7.3(d) and DLA Piper LLP (US) (or such other counsel rendering such opinion) to render the applicable tax opinion described in clause (i)(A) of Section 6.8(a) and the tax opinion described in Section 7.2(d), and (iii) deliver to Hogan Lovells US LLP (or such other counsel rendering such opinion), counsel to the Company Special Committee, and Latham & Watkins LLP (or such other counsel rendering such opinion), counsel to PECO, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of PECO, in customary form and substance and approved by the Company, which approval shall not be unreasonably withheld, containing representations of PECO as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP (or such other counsel rendering such opinion) to render the applicable tax opinion described in clause (i)(A) of Section 6.8(a) and the tax opinion described in Section 7.3(e) and Latham & Watkins LLP (or such other counsel rendering such opinion) to render the applicable tax opinion described in clause (i)(A) of this Section 6.8(b) and the tax opinion described in Section 7.2(e).

(c)     PECO and the Company shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.

(d)     Each of PECO and the Company shall use reasonable best efforts to cause the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and cause the Partnership Merger to qualify as an “assets-over” merger pursuant to Treasury Regulations Section 1.708-1(c)(3)(i), including by executing and delivering the tax representation letters referred to herein. Neither PECO nor the Company shall take any action, or fail to take any action, that could reasonably be expected to cause the Company Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or cause the Partnership Merger to fail to qualify as an “assets-over” merger pursuant to Treasury Regulations Section 1.708-1(c)(3)(i). All Parties shall treat the Company Merger as a reorganization under Section 368(a) of the Code and the Partnership Merger as an “assets-over” merger under Treasury Regulations Section 1.708-1(c)(3)(i) and no Party shall take any positions inconsistent therewith for Tax purposes, provided, however, that nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any taxing authority based upon or arising out of the transactions contemplated herein, and no Party shall be required to litigate before any court any such proposed deficiency or adjustment by any taxing authority.

(e)     The Company shall distribute cash to its stockholders in its taxable year ending with the Company Merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Company Merger (taking into account all distributions made by the Company prior to the Company Merger Effective Time) such that the Company will not be subject to Tax under Sections 857(b) or 4981 of the Code in respect of its taxable year ending with the Company Merger.

Section 6.9   Dividends.

(a)     From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Section 8.1, neither the Company nor PECO shall authorize, make, declare or set aside any dividend or other distribution to its stockholders without the prior written consent of the Company (in the case of PECO) or PECO (in the case of the Company); provided, however, that the written consent of the other Party shall not be required for the authorization and payment by the Company of dividends in the Ordinary Course of Business (“Company Permitted Dividend”) or by PECO of dividends in the Ordinary Course of Business (a “PECO Permitted Dividend”, and together with the Company Permitted Dividends, each a “Permitted Dividend”), as applicable. In the event that (i) a Company Permitted Dividend has (A) a record date prior to the Company Merger Effective Time and (B) has not been paid as of immediately prior to the Company Merger Effective Time (regardless of the declared date for the payment thereof), the holders of Company Shares shall be entitled to receive such distribution from the Company immediately prior to the time such shares are exchanged pursuant to Article II or (ii) a PECO Permitted Dividend has (A) a record date prior to the Company Merger Effective Time and (B) has not been paid as of immediately prior to the Company Merger Effective Time (regardless of the declared date for the payment thereof), the holders of shares of PECO Common Stock shall be entitled to receive such distribution from PECO in connection with the Closing. Notwithstanding the foregoing and any other restriction on dividends and other distributions in this Agreement, each of the Company, any Company Subsidiary, PECO, and any PECO Subsidiary shall be permitted (without the consent of the other Party) to declare and make dividends and distributions, including under Sections 858 or 860 of the Code, prior to the Closing if the making of such dividends or distributions prior to the Closing is necessary for the Company or PECO, as applicable, to maintain its status as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law. If the Company or PECO, as applicable, determines that it is necessary to declare a dividend or distribution (whether a Company Permitted Dividend, a PECO Permitted Dividend or otherwise), it shall notify the PECO or the Company, as applicable, as soon as reasonably practicable prior to such declaration.

(b)     The Parties shall take such actions as are necessary to ensure that if the holders of Company Common Stock and Company Partnership Units receive the Company Permitted Dividend for a particular period prior to the Closing Date, or the holders of PECO Common Stock and PECO OP Units receive the PECO Permitted Dividend for a particular period prior to the Closing Date, then the holders of Company Common Stock and Company Partnership Units or the holders of PECO Common Stock and PECO OP Units, as the case may be, shall be entitled to receive the applicable Permitted Dividend for such period as necessary to result in the holders of Company Common Stock and Company Partnership Units and the holders of PECO Common Stock and PECO OP Units receiving the applicable Permitted Dividend (or any portion thereof) covering the same periods prior to the Closing Date. The timing of any such dividends will be coordinated so that, if either the holders of Company Common Stock and Company Partnership Units or the holders of PECO Common Stock and PECO OP Units receive a distribution for a particular period prior to the Closing Date, then the holders of Company Common Stock and Company Partnership Units and the holders of PECO Common Stock and PECO OP Units, respectively, shall receive a distribution for such period prior to the Closing Date.

Section 6.10   Certain Transactions.

(a)     Effective immediately prior to, but subject to, the Company Merger Effective Time, the Company and PECO shall terminate, or cause to be terminated, without liability or expense to the Company or any Acquired Company, the Advisory Agreement pursuant to a termination agreement entered into on or prior to the Closing Date, a copy of which is attached hereto as Exhibit B (the “Termination Agreement”).

(b)     Between the date hereof and the Company Merger Effective Time, neither PECO nor PECO OP shall agree or consent to substitute any alternative earn out with respect to the PEGC III Earn-Out, or otherwise agree to amend or modify any earn out payable to the Contributors in connection with the Contribution Transaction.

Section 6.11   Further Assurances. From time to time, as and when requested by any Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 6.2) as such other Party may reasonably deem necessary or desirable to consummate the Transactions.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 7.1   Conditions to Each Party’s Obligations to Effect the Mergers. The obligations of each Party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the written agreement of the Parties, in each case, to the extent permitted by applicable Law:

(a)     Stockholder Approval. The Company Merger Approval and each of the PECO Stockholder Approvals shall have been duly obtained (for the avoidance of doubt, the Company Charter Approval is not a condition to either Party’s obligations to effect the Mergers).

(b)     Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction (whether temporary, preliminary or permanent) which prohibits, restrains, enjoins or makes illegal the consummation of the Mergers and there shall be no Judgment (whether temporary, preliminary or permanent) of a court of competent jurisdiction in effect preventing, restraining or enjoining the consummation of the Mergers.

(c)     Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no Proceeding to that effect shall have been commenced or threatened.

Section 7.2   Conditions to Obligations of the PECO Parties. The obligations of the PECO Parties to effect the Mergers are also subject to the satisfaction or waiver (in writing) by PECO on or prior to the Closing Date of each of the following additional conditions:

(a)     Representations and Warranties. Each Fundamental Representation of the Company and the Company Operating Partnership shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such Fundamental Representation expressly relates to another date (in which case as of such other date). Each representation and warranty of the Company and Company Operating Partnership herein (other than any Fundamental Representations) shall be true and correct, in each case, except where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have and could not reasonably be expected to have an Acquired Company Material Adverse Effect. PECO shall have received a certificate signed by a duly authorized executive officer of the Company to the effect of the preceding two (2) sentences.

(b)     Performance of Obligations of the Company and the Company Operating Partnership. Each of the Company and the Company Operating Partnership shall have performed or complied in all material respects with each agreement, covenant and obligation required to be performed or complied with by it under this Agreement at or prior to the Company Merger Effective Time. PECO shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

(c)     No Acquired Company Material Adverse Effect. There shall not have occurred any event since the date of this Agreement, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, an Acquired Company Material Adverse Effect.

(d)     REIT Opinion. PECO shall have received a written opinion of DLA Piper LLP (US) (or if DLA Piper LLP (US) is unable to issue such opinion, such other counsel reasonably acceptable to PECO), counsel to the Company, dated as of the Closing Date and in form and substance as set forth in Exhibit C attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard REIT opinion that is reasonably acceptable to PECO) and with such changes as are mutually agreeable to PECO and the Company, such agreement not to be unreasonably withheld, conditioned or delayed, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2014 through and including its taxable year that ends on the Company Merger Effective Time, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on representations contained in a tax representation letter described in Section 6.8(a).

(e)     Tax Opinion. PECO shall have received the written opinion of its counsel, Latham & Watkins LLP (or if Latham & Watkins LLP is unable to issue such opinion, such other counsel reasonably acceptable to PECO), dated as of the Closing Date and in form and substance as set forth in Exhibit D attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard reorganization opinion that is reasonably acceptable to PECO), and with such changes as are mutually agreeable to PECO and the Company, such agreement not to be unreasonably withheld, conditioned or delayed, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the tax representation letters delivered pursuant to Section 6.8(b). The condition set forth in this Section 7.2(e) shall not be waivable after receipt of the PECO Stockholder Approvals, unless further stockholder approval is obtained with appropriate disclosure.

(f)     Consents. PECO shall have received the written Consents identified on Schedule 7.2(f) of the PECO Disclosure Letter in form and substance reasonably acceptable to PECO and in the manner set forth therein.

Section 7.3   Conditions to Obligations of the Company. The obligations of the Company to effect the Mergers are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)     Representations and Warranties. Each Fundamental Representation of PECO and PECO OP shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such Fundamental Representation expressly relates to another date (in which case as of such other date). Each representation and warranty of PECO and PECO OP herein (other than any Fundamental Representations) shall be true and correct, in each case, except where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have and could not reasonably be expected to have a PECO Material Adverse Effect. The Company shall have received a certificate signed by a duly authorized executive officer of PECO to the effect of the preceding two (2) sentences.

(b)     Performance of Obligations of PECO and PECO OP. Each of PECO and PECO OP shall have performed or complied in all material respects with each agreement, covenant and obligation required to be performed or complied with by it under this Agreement at or prior to the Company Merger Effective Time. The Company shall have received a certificate signed on behalf of PECO by a duly authorized executive officer of PECO to such effect.

(c)     No PECO Material Adverse Effect. There shall not have occurred any event since the date of this Agreement, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, a PECO Material Adverse Effect.

(d)     REIT Opinion. The Company shall have received a written opinion of Latham & Watkins LLP (or if Latham & Watkins LLP is unable to issue such opinion, such other counsel reasonably acceptable to the Company), counsel to PECO, dated as of the Closing Date and in form and substance as set forth in Exhibit E attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard REIT opinion that is reasonably acceptable to the Company) and with such changes as are mutually agreeable to PECO and the Company, such agreement not to be unreasonably withheld, conditioned or delayed, to the effect that, commencing with PECO’s taxable year that ended on December 31, 2010 through and including its taxable year ended December 31, 2017, PECO has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable PECO to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year which includes the Company Merger Effective Time, and future taxable years, which opinion will be subject to customary exceptions, assumptions and qualifications and based on representations contained in a tax representation letter described in Section 6.8(b).

(e)     Tax Opinion. The Company shall have received a written opinion of its counsel, Hogan Lovells US LLP (or if Hogan Lovells US LLP is unable to issue such opinion, such other counsel reasonably acceptable to the Company), dated as of the Closing Date and in form and substance as set forth in Exhibit F attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard reorganization opinion that is reasonably acceptable to the Company) and with such changes as are mutually agreeable to the Company and PECO, such agreement not to be unreasonably withheld, conditioned or delayed, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the tax representation letters delivered pursuant to Section 6.8(a). The condition set forth in this Section 7.3(e) shall not be waivable after receipt of the Company Merger Approval, unless further stockholder approval is obtained with appropriate disclosure.

(f)     Directors of PECO. Resolutions adopted by the PECO Board of Directors increasing the size of the PECO Board of Directors by two (2) members and electing the directors set forth on Schedule 1.6(a) of the PECO Disclosure Letter effective as of the Company Merger Effective Time in accordance with Section 1.6(a) shall remain in full force and effect.

(g)     Termination Agreement. The Termination Agreement entered into pursuant to Section 6.10(a) on or prior to the Closing Date shall remain in effect.

ARTICLE VIII

TERMINATION

Section 8.1   Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Merger Approval or the PECO Stockholder Approvals, if applicable) as follows:

(a)     by mutual written consent of PECO and the Company;

(b)     (i) by either PECO or the Company, prior to the Company Merger Effective Time, if there has been a breach by the other Party or Parties of any representation or warranty set forth in this Agreement, which breach (A) in the case of a breach by the Company or the Company Operating Partnership shall result in a condition in Section 7.1 or Section 7.2 not being satisfied or (B) in the case of a breach by a PECO Party shall result in a condition in Section 7.1 or Section 7.3 not being satisfied (and, in each case, such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (I) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party and (II) three (3) Business Days before the Outside Date); provided, however, that this Agreement may not be terminated pursuant to this Section 8.1(b)(i) by either PECO or the Company, as applicable, if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement; or (ii) by either PECO or the Company, prior to the Company Merger Effective Time, if there has been a breach by the other Party or Parties of any agreement, covenant or obligation set forth in this Agreement, which breach (A) in the case of a breach by the Company or the Company Operating Partnership, shall result in a condition in Section 7.1 or Section 7.2 not being satisfied or (B) in the case of a breach by a PECO Party, shall result in a condition in Section 7.1 or Section 7.3 not being satisfied (and, in each case, such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (I) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party and (II) three (3) Business Days before the Outside Date); provided, however, that this Agreement may not be terminated pursuant to this Section 8.1(b)(ii) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c)     by either PECO or the Company, if the Company Merger Effective Time shall not have occurred by 11:59 p.m. Eastern Time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party to the extent that such Party’s breach of any representation, warranty, agreement, covenant or obligation set forth in this Agreement has been the cause of, or resulted in, the Company Merger Effective Time not occurring prior to the Outside Date;

(d)     by PECO at any time prior to the receipt of the Company Merger Approval, if the Company Board of Directors shall have effected a Company Adverse Recommendation Change;

(e)     by the Company if, prior to the receipt of the Company Merger Approval, in order to concurrently enter into a Company Acquisition Agreement that constitutes a Superior Proposal and that was not the result of a material breach by the Company of Section 5.3, the Company, prior to or concurrently with such termination, pays the Company Termination Payment to PECO in accordance with Section 8.2(b);

(f)     by either the Company or PECO if a Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company, shall have issued a final, non-appealable Judgment, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers or any of the other Transactions; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall have complied with its obligations under Section 6.2;

(g)     by either the Company or PECO, if the Company Merger Approval shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(h)     by either PECO or the Company, if the PECO Stockholder Approvals shall not have been obtained at the PECO Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(i)     by the Company at any time prior to the receipt of the PECO Stockholder Approvals, if the PECO Board of Directors shall have effected a PECO Adverse Recommendation Change.

Section 8.2   Effect of Termination.

(a)     Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of any PECO Party, the Company or the Company Operating Partnership, except that this Section 8.2 and Section 9.3 through Section 9.14 shall survive such termination; provided, however, that nothing herein shall relieve any Party from liability for Willful Breach of its representations, warranties, covenants, agreements or other obligations set forth in this Agreement.

(b)     In the event that:

(i)     (A) a Competing Proposal shall have been made, proposed or communicated, after the date hereof and prior to the Company Stockholder Meeting (or prior to the termination of this Agreement if there has been no Company Stockholder Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by PECO pursuant to Section 8.1(b) or the Company or PECO pursuant to Section 8.1(c) or Section 8.1(g) and (C) (I) within twelve (12) months of the date of such termination, the Company enters into a definitive agreement with respect to any Competing Proposal which Competing Proposal is later consummated, or (II) a Competing Proposal is consummated within twelve (12) months of the date of such termination; provided that for purposes of the preceding clause (C) of this Section 8.2(b)(i), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”;

(ii)     This Agreement is terminated by the Company pursuant to Section 8.1(e); or

(iii)     this Agreement is terminated by PECO pursuant to Section 8.1(d);

then, in any such event under clause (i), (ii), or (iii) of this Section 8.2(b), the Company shall pay PECO or its designee (A) the Go Shop Termination Payment solely in connection with the Company entering into or recommending a Superior Proposal from a Go Shop Bidder, in each case, on or before the Go Shop Cut Off Time, or (B) the Company Termination Payment in all cases not described in the preceding clause (A), in accordance with the escrow procedures set forth in Section 8.2(e), (x) in the case of Section 8.2(b)(ii) or Section 8.2(b)(iii), within two (2) Business Days after such termination, or (y) in the case of only Section 8.2(b)(i), two (2) Business Days after the consummation of a Competing Proposal; it being understood that in no event shall the Company be required to pay the Go Shop Termination Payment or Company Termination Payment, as applicable, on more than one (1) occasion. As used herein, “Go Shop Termination Payment” shall mean a cash amount equal to $15,850,000. As used herein, “Company Termination Payment” shall mean a cash amount equal to $31,700,000. Additionally, in the event of the occurrence of the circumstances described in clause (i) or (ii) of this Section 8.2(b), in addition to the Go Shop Termination Payment or the Company Termination Payment, as applicable, concurrently with the payment of the Go Shop Termination Payment or Company Termination Payment, as applicable, the Company shall also pay (or cause to be paid) to the Advisor (or its assignee), subject to Section 5.7 hereof, any amounts required to be paid to the Advisor (or its assignee) pursuant to Section 11 of the Advisory Agreement. For the avoidance of doubt, in the event that this Agreement is terminated pursuant to Section 8.1 in connection with a Competing Proposal, the Company and the Company Operating Partnership shall continue to indemnify and hold harmless the Advisor and its Affiliates, as well as their respective officers, directors, members, partners, stockholders, other equityholders and employees pursuant to Article 23 of the Advisory Agreement in connection with such Competing Proposal.

(c)     In the event that this Agreement is terminated by the Company pursuant to Section 8.1(i), then PECO shall pay the Company or its designee the PECO Termination Payment in accordance with the escrow procedures set forth in Section 8.2(e) within two (2) Business Days after the date of such termination; it being understood that in no event shall PECO be required to pay the PECO Termination Payment on more than one (1) occasion. As used herein, “PECO Termination Payment” shall mean a cash amount equal to $75,620,000.

(d)     Notwithstanding anything in this Agreement to the contrary:

(i)     if PECO provides a notice of termination and such termination would result in the obligation to pay the Go Shop Termination Payment or the Company Termination Payment, as applicable, the payment of such Go Shop Termination Payment or the Company Termination Payment, shall be the sole and exclusive remedy of the PECO Related Parties against the Company Related Parties (other than the Advisor’s rights under Section 11 of the Advisory Agreement) for any loss or damage suffered as a result of the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise; provided, that the foregoing shall not impair the rights of any of the PECO Parties, if any, to obtain injunctive relief and/or specific performance pursuant to Section 9.14 prior to any termination of this Agreement.

Upon payment of the Go Shop Termination Payment or the Company Termination Payment, none of the Company, any of its Subsidiaries or any of the other Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. For the avoidance of doubt, if PECO has the right to terminate this Agreement pursuant to multiple provisions of this Agreement, PECO may elect under which provision it is providing notice of termination.

(ii)     if the Company has the right to terminate this Agreement and such termination would result in the obligation to pay the PECO Termination Payment, the payment of such PECO Termination Payment shall be the sole and exclusive remedy of the Company, the Company Operating Partnership and the Company Related Parties against the PECO Related Parties for any loss or damage suffered as a result of the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise; provided, that the foregoing shall not impair the rights of the Company or the Company Operating Partnership, if any, to obtain injunctive relief and/or specific performance pursuant to Section 9.14 prior to any termination of this Agreement. Upon payment of the PECO Termination Payment, none of the PECO Parties or any of their respective Subsidiaries or any of the other PECO Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. For the avoidance of doubt, if the Company has the right to terminate this Agreement pursuant to multiple provisions of this Agreement, the Company may elect under which provision it is providing notice of termination.

(e)     Notwithstanding anything in this Agreement to the contrary:

(i)     If one Party to this Agreement (the “Termination Payor”) is required to pay another Party to this Agreement (the “Termination Payee”) any payment under Section 8.2(b) or 8.2(c) (such payment, a “Termination Payment”), such Termination Payment shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of same day funds to an escrow account designated in accordance with this Section 8.2(e). In the event that the Termination Payor is obligated to pay the Termination Payee a Termination Payment, the amount payable to the Termination Payee in any taxable year of the Termination Payee shall not exceed the lesser of (A) such Termination Payment payable to the Termination Payee, and (B) the sum of (I) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant taxable year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has income from unknown sources during such year in an amount equal to one percent (1%) of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (II) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s outside counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.2(e) or (y) a written legal opinion from the Termination Payee’s outside counsel as described below in this Section 8.2(e), an amount equal to the excess of such Termination Payment, less the amount payable under subclause (I) above.

(ii)     To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to such Termination Payment with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.2(e)) as shall be mutually agreed upon, in good faith, by the Termination Payor, the Termination Payee and the escrow agent (the “Termination Payment Escrow Agent”) via an escrow agreement by and among such Persons (or their respective Affiliates) (the “Termination Payment Escrow Agreement”). The payment or deposit into escrow of such Termination Payment pursuant to this Section 8.2(e) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to this Section 8.2 by wire transfer of same day funds. The Termination Payment Escrow Agreement shall provide that such Termination Payment (or any portion thereof) shall remain in escrow and shall not be released to the Termination Payee unless the Termination Payment Escrow Agent receives any one or combination of the following: (A) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the Termination Payment Escrow Agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has income from unknown sources during such year in an amount equal to one percent (1%) of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the Termination Payment Escrow Agent shall release such amount to the Termination Payee, or (B) a letter from the Termination Payee’s outside counsel indicating that (I) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of such Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, or (II) the Termination Payee’s

outside counsel has rendered a written legal opinion to the effect that the receipt by the Termination Payee of such Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the Termination Payment Escrow Agent shall release the remainder of such Termination Payment to the Termination Payee. The Termination Payor agrees to amend this Section 8.2(e) at the reasonable request of the Termination Payee in order to (x) maximize the portion of such Termination Payment that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (y) reasonably assist the Termination Payee (at the Termination Payee’s expense) in obtaining a favorable ruling or written legal opinion from its outside counsel, in each case, as described in this Section 8.2(e). Any amount of such Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.2(e); provided, however, that at the end of the second (2nd) calendar year beginning after the date on which the Termination Payor’s obligation to pay the Termination Payment arose (or earlier if directed by the Termination Payee), any remaining portion of the Termination Payment (together with interest thereon) then being held by the Termination Payment Escrow Agent shall be disbursed to the Termination Payor and, in the event the Termination Payment has not by then been paid in full, such unpaid portion shall never be due.

(f)     Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that none of the Go Shop Termination Payment, the Company Termination Payment nor the PECO Termination Payment is a penalty, but rather is liquidated damages in a reasonable amount that will compensate the PECO Parties, on the one hand, or the Company and Company Operating Partnership, on the other hand, as applicable, in the circumstances in which the Go Shop Termination Payment, the Company Termination Payment or the PECO Termination Payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the Ancillary Agreements and in reliance on this Agreement and the Ancillary Agreements and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE IX

MISCELLANEOUS

Section 9.1   Amendment and Modification; Waiver.

(a)     Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may only be amended, modified and supplemented, whether before or after receipt of the Company Merger Approval or PECO Stockholder Approvals, if applicable, and prior to the Company Merger Effective Time, by the written agreement of PECO, PECO OP, the Company and the Company Operating Partnership (by action taken by their respective boards of directors, the Company Special Committee or other governing bodies); provided, however, that after the Company Merger Approval by the stockholders of the Company or the PECO Charter Approval and the PECO Merger Approval by the stockholders of PECO, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further stockholder approval.

(b)     At any time, and from time to time, prior to the Company Merger Effective Time, any Party or Parties may, to the extent allowed under applicable Law and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions, in each case, which are for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of PECO, PECO OP, the Company and the Company Operating Partnership, as applicable. Any failure or delay in exercising any right under this Agreement shall not constitute a waiver of such right. Notwithstanding anything to the contrary contained herein or in any Ancillary Agreement, other than as may be expressly provided in the Termination Agreement, nothing in this Agreement or any Ancillary Agreement shall constitute a waiver or modification of any rights of the Advisor (and its Affiliates) under the Advisory Agreement, including the indemnity provisions contained therein and the Advisor’s right to receive any payment pursuant to Section 11 of the Advisory Agreement.

Section 9.2   Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Company Merger Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Company Merger Effective Time.

Section 9.3   Expenses. All Expenses incurred in connection with this Agreement and the Transactions (other than Expenses incurred to obtain the Debt Consents and Amendments, which shall be governed by Section 6.2 hereof) shall be paid by the Party incurring such Expenses, except that the Parties shall each pay fifty percent (50%) (a) of the Expenses of any financial printer (other than printing and mailing expenses relating to sending communications to their own respective stockholders, which each Party shall bear separately) and (b) of the Expenses related to the Termination Payment Escrow Agreement. Notwithstanding anything to the contrary contained herein, from and after the Company Merger Effective Time, PECO shall pay the amount of any Transfer Taxes incurred in connection with this Agreement and the Transactions.

Section 9.4   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if personally delivered (notice deemed given upon receipt), sent by electronic transmission or facsimile (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to any of the PECO Parties, to:

Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
Attention:	Jeffrey S. Edison
Email:	jedison@phillipsedison.com
with copies to:

Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560
Attention:	Julian Kleindorfer
Bradley A. Helms
Email:	julian.kleindorfer@lw.com
bradley.helms@lw.com;

if to the Company or Company Operating Partnership, to:

The Special Committee of the Board of Directors
11501 Northlake Drive
Cincinnati, Ohio 45249
Attention:	David Garrison
Email:	dave@profitableengagements.com

with copies to:

Hogan Lovells LLP
555 Thirteenth Street, NW
Washington, DC 20004
Attention:	David W. Bonser
Michael E. McTiernan
Email :	david.bonser@hoganlovells.com
michael.mctiernan@hoganlovells.com

Section 9.5   Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality or non-disclosure agreement with confidentiality and standstill provisions that are customary for public companies investigating potential change of control or significant asset sale transactions, as reasonably determined by the Company Special Committee after consultation with the committee’s outside counsel; provided that such confidentiality or non-disclosure agreement shall permit compliance with Section 5.3 of this Agreement and may expressly permit or carve-out from any standstill (and is not required to prohibit) any non-public communications, requests or proposals with or to the Company Special Committee, the Company Board of Directors or their Representatives, including, for the avoidance of doubt, requests for waivers from the standstill and the making or negotiating of any Competing Proposal or Superior Proposal.

“Acquired Businesses” means the businesses engaged in by any of the Acquired Companies (or currently contemplated to be engaged in by any of the Acquired Companies) as of the date hereof.

“Acquired Company Material Adverse Effect” means a material adverse effect (a) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, or (b) on the ability of the Acquired Companies to consummate the Transactions before the Outside Date; provided, however, that with respect to clause (a) of this definition the term “Acquired Company Material Adverse Effect” shall not include effects to the extent they result from (i) any failure of the Company or the Company Operating Partnership to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (but not the underlying causes of such failure), (ii) changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which the Company or its Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates, (iii) changes in general economic conditions or in the industries in which the Acquired Companies operate (except, in each case, to the extent having a disproportionate effect on the Acquired Companies, taken as a whole, compared to other companies in the industry in which the Acquired Companies operate), (iv) declaration of war or terrorist attack, (v) earthquakes or other natural disasters that do not result in the destruction or material damage to a material portion of the Acquired Companies’ properties or assets, taken as a whole, (vi) changes in applicable Law, (vii) changes in GAAP, (viii) the announcement of the Mergers or the other Transactions or (ix) any Security Holder Litigation, including derivative claims, brought by one or more holders of Company Common Stock, but any effects resulting from the matters referred to in this proviso shall be excluded only to the extent such matters occur after the date hereof.

“Advisor” means Phillips Edison NTR II LLC.

“Advisory Agreement” means the Amended and Restated Advisory Agreement, dated as of September 1, 2017, by and among the Company, the Company Operating Partnership and Advisor.

“Affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, the term “control” (including its correlative meanings “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Ancillary Agreements” means the Debt Consents and Amendments, the Termination Agreement, the Voting Agreements and the other agreements and instruments executed and delivered in connection with this Agreement.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by Law to close in New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of the Company, as amended.

“Company Charter” means the charter of the Company.

“Company Charter Approval” means the affirmative vote of the holders of shares of Company Common Stock representing a majority of votes cast at a meeting of the stockholders of the Company at which a quorum is present approving the PECO Charter Amendment.

“Company Debt Consents and Amendments” means reasonably acceptable evidence that all applicable lender(s), administrative agents, rating agencies, and/or servicers with respect to the loan documents set forth on Schedule 9.5(a) of the Company Disclosure Letter, have either (a) affirmatively approved or consented to the Transaction (or waived their right to approve or consent to the Transaction) or (b) approved necessary amendments and/or modifications thereto, as applicable, in each case, to be entered into in accordance with Section 6.2(e).

“Company Governing Documents” means the Company Bylaws and the Company Charter.

“Company Intervening Event” means a material event, circumstance, change or development that was not known to the Company Board of Directors prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, circumstance, change or development, or any material consequence thereof, becomes known to the Company Board of Directors prior to the Closing Date; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Company Intervening Event” has occurred: (a) the receipt, existence or terms of any Competing Proposal (including a Superior Proposal) or any matter relating thereto or consequence thereof, (b) changes in the market price of the capital stock of the Company or (c) the Company meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, however, that, with respect to the foregoing clauses (b) and (c), any fact or event giving rise to such change, meeting, exceedance or failure, as applicable, may otherwise constitute or be taken into account in determining whether a “Company Intervening Event” has occurred if not falling into the event, circumstance, change or development contemplated by the foregoing clause (a).

“Company Merger Approval” means the affirmative vote of the holders of outstanding shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the Company Merger.

“Company Operating Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Company Operating Partnership, dated as of January 22, 2015 (as amended by (a) that certain First Amendment to Amended and Restated Agreement of Limited Partnership of the Company Operating Partnership, dated as of December 3, 2015, (b) that certain Second Amendment to Amended and Restated Agreement of Limited Partnership of the Company Operating Partnership, dated as of March 22, 2016, and (c) that certain Third Amendment to Amended and Restated Agreement of Limited Partnership of the Company Operating Partnership, dated as of September 1, 2017), as it may be further amended, modified or supplemented from time to time.

“Company Partnership Unit” means each “GP Unit” and “OP Unit”, each having the meaning assigned to such term in the Company Operating Partnership Agreement.

“Company Real Property” means each real property owned, or leased (including ground leased) as lessee or sublessee, by the Acquired Companies in which the Acquired Companies have an interest as of the date of this Agreement (including all of such Acquired Companies’ right, title, and interest in and to all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents.

“Company Special Committee” means the Special Committee of the Company Board of Directors that has been formed by the Company Board of Directors in connection with the Transactions.

“Company Special Committee Financial Advisor” means Morgan Stanley & Co. LLC.

“Company Stockholder Approvals” means the Company Merger Approval and the Company Charter Approval.

“Company Stockholder Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approvals, including any postponement or adjournment thereof.

“Consent” means any consent, notice, approval, ratification, permission, waiver, license, permit, franchise or authorization of any Person.

“Contract” means any written agreement (including “click-through” agreement), contract, license, sublicense, subcontract, settlement agreement, lease, understanding, undertaking arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment between parties or by one party in favor of another party.

“Contribution Agreement” means the Contribution Agreement, dated as of May 18, 2017, by and among the Contributors party thereto, Phillips Edison & Company, Inc. (formerly known as Phillips Edison Grocery Center REIT I, Inc.), Phillips Edison Grocery Center Operating Partnership I, L.P., and Jeffrey S. Edison.

“Contribution Transactions” means the transactions contemplated by the Contribution Agreement.

“Contributors” shall have the meaning set forth in the Contribution Agreement.

“Convertible Securities” of any Person means any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any such Person or any of its Subsidiaries is a party or by which such Person or any of its assets is bound: (a) obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, such Person or into any Voting Debt of such Person; (b) obligating such Person to issue, grant, extend or enter into any such option, warrant, call, right, security, or other similar commitment, arrangement, undertaking or other Contract; or (c) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of shares or other equity interests in such Person.

“Debt Consents and Amendments” means, individually and collectively, the Company Debt Consents and Amendments and/or the PECO Debt Consents and Amendments.

“Environment” means (and includes) ambient air (including indoor air), building surfaces or interiors (to the extent impacted by Hazardous Materials), land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora, fauna and other natural resources.

“Environmental Law” means any and all Laws, and any binding Judgments or permits, licenses, variances, exemptions orders and approvals of all Governmental Entities issued, promulgated or entered into by or with any Governmental Entity, in each case, relating to pollution regulation or protection of the Environment, natural resources, or human health (solely as it relates to the Environment or exposure to Hazardous Materials), including Laws relating to the management, Release or threatened Release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that together with any of the PECO Entities is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA. Any trade or business that would have previously been considered to have been an ERISA Affiliate shall continue to be considered an ERISA Affiliate with respect to liabilities for which any PECO Entity could incur any liability on account of such trade or business.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Form S-4, the preparation, printing, filing and mailing of the Joint Proxy Statement, the preparation, the solicitation of stockholder and partner approvals, any filings with the SEC, obtaining the Debt Consents and Amendments related to such Party’s debt and all other matters related to the closing of the Mergers and the other Transactions.

“Filing” means any registration, declaration, notice, report, submission or other filing with any Governmental Entity.

“Form S-4” means the registration statement on Form S-4 pursuant to which the offer and sale of shares of PECO Common Stock in the Mergers will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included (together with any amendments or supplements thereto).

“Fundamental Representations” when used with respect to (a) the Company and the Company Operating Partnership, means the representations and warranties set forth in (i) clause (a) of Section 3.1 (Organization, Standing and Power; Books and Records), (ii) Section 3.2 (Equity Securities of the Acquired Companies), (iii) the first two (2) sentences of Section 3.3 (Authority; Execution and Delivery; Enforceability), (iv) Section 3.4 (Company Approvals) and (v) Section 3.9 (Brokers) and (b) PECO and PECO OP, means the representations and warranties set forth in (i) Section 4.1 (Organization, Standing and Power; Books and Records), (ii) Section 4.2 (Equity Securities of the PECO Entities), (iii) the first two (2) sentences of Section 4.3 (Authority; Execution and Delivery; Enforceability), (iv) Section 4.4 (PECO Approvals) and (v) Section 4.20 (Brokers).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency, department or commission or other governmental authority or instrumentality (in each case, whether federal, state, local, foreign, international or multinational).

“Group” means any “group” within the meaning of Section 13(d) of the Exchange Act.

“Hazardous Materials” means (a) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials and urea formaldehyde foam and (b) any other material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, either separately or in combination with any substance or substances, is regulated by or pursuant to any Environmental Laws or for which, in the event of a Release to the Environment, liability is imposed by Environmental Laws.

“Indebtedness” means, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services, excluding trade payables and other current liabilities incurred in the Ordinary Course of Business, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, or letter of credit, in each case to the extent drawn, and (g) any liability of others described in clauses (a) through (f) above that the Person has guaranteed or that is otherwise its legal liability, and including in clauses (a) through (g) above any accrued and unpaid interest or penalties thereon; provided, however, that with respect to (i) the Acquired Companies, Indebtedness shall not include any intercompany liabilities to the extent between or among one or more Acquired Companies and (ii) PECO and its Subsidiaries, Indebtedness shall not include any intercompany liabilities to the extent between or among one or more of PECO and its Subsidiaries.

“Intellectual Property” means any patent (including any reissue, division, continuation or extension thereof), patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, copyright, copyright registration, design or design registration, or any right in or to any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement” means the joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the PECO Stockholder Meeting (together with any amendments or supplements thereto).

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by, or any consent agreement, memorandum of understanding or other Contract with, any Governmental Entity (in each case whether temporary, preliminary or permanent).

“Knowledge” when used with respect to (a) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company or the Company Operating Partnership set forth on Exhibit G attached hereto, and (b) PECO, means the actual knowledge of any fact, circumstance or condition of those officers of the PECO Parties set forth on Exhibit H attached hereto, in each case of clauses (a) and (b), the knowledge that such officers would have if such officers had conducted a reasonable due inquiry of the Person having primary responsibility for such matters.

“Law” means any federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, Judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, and any rule, regulation or operating or technical standard or guidance issued, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any payment system in which any Acquired Company or PECO or any of its Subsidiaries, as applicable, processes transactions.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, lease, exclusive license, right to occupy, intangible property right, title defect, survey defect, title retention agreement, claim, encroachment, covenant, restriction, right of way, infringement, option, right of first offer or refusal, conditional sale or other retention agreement, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

“Material PECO Lease” means a lease set forth on Schedule 9.5(b) of the PECO Disclosure Letter.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that (a) is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person; (b) is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) or the holders of the capital stock or other equity interests of such Person; and (c) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

“Outside Date” means April 13, 2019.

“PECO Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA), and each other plan, arrangement, agreement or policy (written or oral) relating to bonuses, commissions, cash incentives, retention bonuses, change in control, equity or equity-based incentives, compensation, deferred compensation, profit sharing, retirement, pension, health, welfare, severance, termination, reimbursement, fringe, perquisite or other employee benefits, in each case, (i) maintained or contributed to, or required to be maintained or contributed to, by any PECO Entity or any ERISA Affiliate for the benefit of any current or former officers, employees, agents, directors or independent contractors of any PECO Entity or (ii) under which any PECO Entity has or may have any liability or contingent liability.

“PECO Businesses” means the businesses engaged in by any of the PECO Entities (or currently contemplated to be engaged in by any of the PECO Entities) as of the date hereof.

“PECO Charter Approval” means the affirmative vote of the holders of outstanding shares of PECO Common Stock entitled to cast a majority of the votes entitled to be cast on the PECO Charter Amendment.

“PECO Common Stock” means the common stock, par value $0.01 per share, of PECO.

“PECO Debt Consents and Amendments” means reasonably acceptable evidence that all applicable lender(s), administrative agents, rating agencies, and/or servicers with respect to the loan documents set forth on Schedule 9.5(c) of the PECO Disclosure Letter, have either (a) affirmatively approved or consented to the Transaction (or waived their right to approve or consent to the Transaction) or (b) approved necessary amendments and/or modifications thereto, as applicable, in each case, to be entered into in accordance with Section 6.2(e).

“PECO Financial Advisor” means Merrill Lynch, Pierce, Fenner & Smith Incorporated.

“PECO Governing Documents” means (a) the charter of PECO, as in effect on the date hereof and (b) the bylaws of PECO, as in effect on the date hereof.

“PECO Intellectual Property” means the Intellectual Property that is owned by one or more of the PECO Entities.

“PECO Intervening Event” means a material event, circumstance, change or development that was not known to the PECO Board of Directors prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, circumstance, change or development, or any material consequence thereof, becomes known to the PECO Board of Directors prior to the Closing Date; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “PECO Intervening Event” has occurred: (a) the receipt, existence or terms of any inquiry, proposal or offer from any Person or Group relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the PECO Entities, or (ii) acquisition (whether by tender offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or otherwise) of any PECO Entities’ capital stock or other equity interests, (b) changes in the market price of the capital stock of PECO or (c) PECO meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, however, that, with respect to the foregoing clauses (b) and (c), any fact or event giving rise to such change, meeting, exceedance or failure, as applicable, may otherwise constitute or be taken into account in determining whether a “PECO Intervening Event” has occurred if not falling into the event, circumstance, change or development contemplated by the foregoing clause (a).

“PECO Material Adverse Effect” means a material adverse effect (a) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of PECO and its Subsidiaries, taken as a whole, or (b) on the ability of PECO and PECO OP to consummate the Transactions before the Outside Date; provided, however, that with respect to clause (a) of this definition the term “PECO Material Adverse Effect” shall not include effects to the extent they result from (i) any failure of PECO or PECO OP to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (but not the underlying causes of such failure), (ii) changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which the Company or its Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates (except, in each case, to the extent having a disproportionate effect on PECO and its Subsidiaries, taken as a whole, compared to other companies in the industry in which PECO and its Subsidiaries operate), (iii) changes in general economic conditions or in the industries in which PECO and its Subsidiaries operate, (iv) declaration of war or terrorist attack, (v) earthquakes or other natural disasters that do not result in the destruction or material damage to a material portion of PECO’s and its Subsidiaries’ properties or assets, taken as a whole, (vi) changes in applicable Law, (vii) changes in GAAP, (viii) the announcement of the Mergers or the other Transactions or (ix) any Security Holder Litigation, including derivative claims, brought by one or more holders of PECO Common Stock, but any effects resulting from the matters referred to in this proviso shall be excluded only to the extent such matters occur after the date hereof.

“PECO Merger Approval” means the affirmative vote of the holders of shares of PECO Common Stock representing a majority of the votes cast at a meeting of the stockholders of PECO at which a quorum is present approving the Company Merger.

“PECO OP Limited Partner Approval” means the affirmative vote of not less than a majority of the votes cast by the holders of PECO Partnership Units entitled to vote on the approval of the Mergers, including the issuance of the New PECO OP Units in connection with the Mergers, as required by Section 11.2(d) of the PECO OP Partnership Agreement.

“PECO OP Partnership Agreement” shall mean the Fourth Amended and Restated Agreement of Limited Partnership of PECO OP, L.P., dated as of March 26, 2018, as it may be amended from time to time.

“PECO OP Unit” shall mean an “OP Unit” as such term is defined in the PECO OP Partnership Agreement.

“PECO Partnership Unit” shall have the meaning assigned to the term “Partnership Unit” in the PECO OP Partnership Agreement.

“PECO Real Property” means each real property owned, or leased (including ground leased) as lessee or sublessee, by the PECO Entities in which the PECO Entities have an interest as of the date of this Agreement (including all of such PECO Entities’ right, title, and interest in and to all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“PECO Related Parties” means the PECO Parties, each of their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents.

“PECO Stockholder Approvals” means the PECO Merger Approval and the PECO Charter Approval.

“PECO Stockholder Meeting” means the meeting of the holders of shares of PECO Common Stock for the purpose of seeking the PECO Stockholder Approvals, including any postponement or adjournment thereof.

“PECO Tax Protection Agreement” means the Tax Protection Agreement by and among PECO, PECO OP and certain Persons identified as “Protected Partners” therein, dated as of October 4, 2017, as it may be amended from time to time.

“PEGC III Earn-Out” has the meaning set forth in the Contribution Agreement.

“Permitted Liens” means (a) liens for Taxes, assessments or other governmental charges not yet due and payable or that are contested in good faith by appropriate proceedings, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the Ordinary Course of Business if the underlying obligations are not past due, (c) zoning, entitlement or other land use regulations that, in the reasonable discretion of (i) PECO, with respect to Permitted Liens of the Acquired Companies, or (ii) the Company, with respect to Permitted Liens of PECO and its Subsidiaries, in each case, do not materially adversely impact the intended use of the Company Real Property or PECO Real Property, as applicable, for the business purposes conducted thereon, (d) liens which will be released or terminated at Closing, (e) liens evidencing, (i) with respect to the Acquired Companies, any loan or other Indebtedness secured by any Company Real Property that will continue to be secured by any Company Real Property after the Closing and any loan or other Indebtedness with an outstanding principal balance exceeding $250,000, that is unsecured or secured by property other than Company Real Property that will remain in effect or continue to be secured by such property after the Closing or (ii) with respect to PECO and its Subsidiaries, the PECO Real Property Debt and the PECO Corporate Debt, (f) liens against tenant leasehold interests created by tenants under tenant leases, and (g) other non-monetary liens, including but not limited to, easements, covenants, conditions, restrictions, encroachments, or licenses that would, with respect to each parcel of Real Property as well as all of the Real Property in the aggregate, not reasonably be expected to materially adversely and materially or unreasonably affect the access, use, or operation of such Real Property or to impair or interfere with the business following the Closing in all material and commercially reasonably respects as it is currently being conducted (which liens for clarification shall not include any mortgages (or similar liens) or security interests other than as set forth in this definition of Permitted Liens).

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Proceeding” means any suit, action, proceeding, condemnation, re-zoning, assessment, arbitration, audit, hearing, or investigation (in each case, whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Qualified REIT Subsidiary” means any Person that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.

“Real Property” when used with respect to (a) the Acquired Companies, means the Company Real Property, and (b) PECO and its Subsidiaries, means the PECO Real Property.

“REIT” means a real estate investment trust, as described in Section 856 of the Code.

“Release” means with respect any Hazardous Materials, any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring, emanation or migration in, into, onto or through the Environment.

“Representatives” means with respect to a Person, such Person’s directors, officers, employees, consultants, financial advisors, stockholders, partners, members, accountants, legal counsel, investment bankers, and other agents, advisors and representatives.

“Restricted Company Share” means each restricted Company Share issued and outstanding as of immediately prior to the Company Merger Effective Time.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” or “Subsidiaries” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of such second Person’s board of directors or other governing body of which (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned, directly or indirectly, by such first Person or by another Subsidiary of such first Person.

“Tax” or “Taxes” means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under former Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement providing for the allocation or payment of Tax liabilities or payment for Tax benefits between or among members of any group of corporations filing Tax Returns that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis.

“Taxable REIT Subsidiary” means any Person that is a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Voting Debt” of any Person, means any bonds, debentures, notes or other Indebtedness of such Person or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares in the capital stock of such Person or holders of equity interests in such Person may vote.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, and such action or failure to take action was undertaken with actual knowledge that the taking of such action or the failure to act would reasonably be expected to cause a material breach of this Agreement.

Section 9.6   Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Acceptable Courts”	Section 9.11(b)
“Acquired Company” and “Acquired Companies”	Section 3.1(a)
“Acquired Company Material Contract”	Section 3.5
“Acquired Company Organizational Documents”	Section 6.4(a)
“Agreement”	Preamble
“Articles of Amendment”	Recitals
“Articles of Merger”	Section 1.4(b)
“Certificate of Partnership Merger”	Section 1.4(a)
“Closing”	Section 1.3
“Closing Date”	Section 1.3

“Company”	Preamble
“Company Acquisition Agreement”	Section 5.3(a)
“Company Adverse Recommendation Change”	Section 5.3(f)
“Company Board of Directors”	Recitals
“Company Board Recommendation”	Recitals
“Company Common Stock”	Recitals
“Company Disclosure Letter”	Article III
“Company Financial Statements”	Section 3.7(a)
“Company Intervening Event Notice Period”	Section 5.3(l)
“Company Merger”	Recitals
“Company Merger Effective Time”	Section 1.4(b)
“Company Operating Partnership”	Preamble
“Company Permitted Dividend”	Section 6.9(a)
“Company SEC Documents”	Section 3.7
“Company Shares”	Recitals
“Company Subsidiary”	Section 3.1(a)
“Company Termination Payment”	Section 8.2(b)
“Competing Proposal”	Section 5.3(j)
“D&O Indemnified Parties”	Section 6.4(a)
“D&O Indemnifying Parties”	Section 6.4(a)
“Delaware Secretary”	Section 1.4
“Disclosure Letters”	Article IV
“DLLCA”	Recitals
“DRULPA”	Recitals
“Exchange Ratio”	Section 2.1(a)(i)
“Go Shop Bidder”	Section 5.3(a)
“Go Shop Cut Off Time”	Section 5.3(a)
“Go Shop Period End Time”	Section 5.3(a)
“Go Shop Termination Payment”	Section 8.2(b)
“Indemnification Agreements”	Section 6.4(a)
“Merger Consideration”	Section 2.1(a)(i)
“Mergers”	Recitals
“MGCL”	Recitals
“MLLCA”	Recitals
“New PECO OP Units”	Section 2.1(b)(i)
“OP Merger Sub”	Preamble
“OP Merger Sub GP”	Preamble
“Other Party”	Section 6.6
“Participating Party”	Section 6.6
“Partnership Merger”	Recitals
“Partnership Merger Effective Time”	Section 1.4(a)
“Party” and “Parties”	Preamble
“PECO”	Preamble
“PECO Adverse Recommendation Change”	Section 5.4(a)
“PECO Board of Directors”	Recitals
“PECO Charter Amendment”	Recitals
“PECO Contracts”	Section 4.12(a)
“PECO Corporate Debt”	Section 4.10(b)
“PECO Disclosure Letter”	Article IV
“PECO Entity” and “PECO Entities”	Section 4.1
“PECO Financial Statements”	Section 4.7(a)
“PECO Intervening Event Notice Period”	Section 5.4(b)
“PECO OP”	Preamble
“PECO OP Limited Partner Notice”	Recitals
“PECO OP Limited Partners”	Recitals
“PECO OP Merger Consideration”	Section 2.1(b)(i)
“PECO Parties”	Preamble
“PECO Permits”	Section 4.13
“PECO Permitted Dividend”	Section 6.9(a)

“PECO Real Property Debt”	Section 4.10(a)
“PECO SEC Documents”	Section 4.7
“PECO Sub REIT”	Section 4.15(c)
“PECO Subsidiary”	Section 4.1
“PECO Termination Payment”	Section 8.2(c)
“Permitted Dividend”	Section 6.9(a)
“Qualifying Income”	Section 8.2(e)(i)
“REIT Merger Sub”	Preamble
“Relevant Date”	Section 4.11
“Sarbanes-Oxley Act”	Section 3.7
“SDAT”	Section 1.4(b)
“Security Holder Litigation”	Section 6.6
“Superior Proposal”	Section 5.3(k)
“Surviving Entity”	Section 1.2
“Surviving Partnership”	Section 1.1
“Surviving Partnership Agreement”	Section 1.5(c)
“Takeover Statutes”	Section 3.10
“Termination Agreement”	Section 6.10(a)
“Termination Payee”	Section 8.2(e)(i)
“Termination Payment”	Section 8.2(e)(i)
“Termination Payment Escrow Agent”	Section 8.2(e)(ii)
“Termination Payment Escrow Agreement”	Section 8.2(e)(ii)
“Termination Payor”	Section 8.2(e)(i)
“Transactions”	Recitals
“Transfer Agent”	Section 2.2(a)
“Transfer Taxes”	Section 6.8(c)
“Voting Agreements”	Recitals

Section 9.7   Interpretation. The headings contained herein and in any Exhibit or Schedule hereto, the table of contents hereto and the index of defined terms are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. Any disclosure set forth in any Schedule of a Disclosure Letter or otherwise shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, but only to the extent that it is readily apparent on its face from the text of the disclosure made that such disclosure is relevant to such other Schedule. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part hereof as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit, but not otherwise defined therein, shall have the meaning as defined herein. When a reference is made herein to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns and shall be deemed to also include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. For all purposes of this Agreement, unless otherwise specified herein, (a) “or” shall be construed in the inclusive sense of “and/or”; (b) words (including capitalized terms defined herein) in the singular shall be construed to include the plural and vice versa and words (including capitalized terms defined herein) of one (1) gender shall be construed to include the other gender as the context requires; (c) the terms “hereof” and “herein” and words of similar import shall be construed to refer to this Agreement as a whole (including all the Exhibits and Schedules) and not to any particular provision of this Agreement; (d) all references herein to “$” or dollars shall refer to United States dollars; and (e) the terms “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation.” Each representation, warranty, covenant and agreement contained herein shall have independent significance. Accordingly, if any representation, warranty, covenant or agreement contained herein is breached, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) shall not detract from or mitigate the breach of the first representation, warranty, covenant or agreement. Whenever this Agreement requires any Acquired Company to take any action prior to the Closing, such requirement shall be deemed to involve an undertaking on the part of the Company to cause such Company Subsidiary thereof to take such action. Any agreement, consent or waiver of the Company required or contemplated in connection with this Agreement shall mean the agreement, consent or waiver of the Company acting through the Company Special Committee. Except to the extent a shorter time period is expressly set forth herein for a particular cause of action, actions hereunder may be brought at any time prior to the expiration of the longest time period permitted by Section 8106(c) of Title 10 of the Delaware Code. Any cause of action for breach of any representation, warranty or covenant contained herein shall accrue, and the statute of limitations period shall begin to run, upon the date of this Agreement. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8   Counterparts. This Agreement may be executed manually, electronically by email or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 9.9   Entire Agreement; Third-Party Beneficiaries.

(a)     This Agreement (including the Company Disclosure Letter and the PECO Disclosure Letter) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof.

(b)     Except (i) as expressly provided in Section 6.4, (ii) the right of the former holders of Company Common Stock to receive, from and after the Company Merger Effective Time, the applicable Merger Consideration in accordance with Section 2.2 (subject to Section 2.1(a)(i), Section 2.1(c) and Section 2.4, as applicable) and (iii) the rights of the Advisor pursuant to Section 5.7 and Section 8.2(b), this Agreement (including the Company Disclosure Letter and the PECO Disclosure Letter) is not intended to confer upon any Person (other than the Parties) any rights or remedies hereunder.

Section 9.10   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Mergers is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Mergers are fulfilled to the extent possible.

Section 9.11   Governing Law; Jurisdiction.

(a)     This Agreement, and all claims or causes of actions (whether at law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)     All Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City, Maryland, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Maryland, and the appellate courts to which orders and judgments thereof may be appealed (collectively, the “Acceptable Courts”). In any such Proceeding, each of the parties further consents to the assignment of any Proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any Acceptable Court, for the purpose of any Proceeding arising out of or relating to this Agreement and the Transactions brought by any Party, (ii) agrees not to commence any such Proceeding except in such Acceptable Courts, (iii) agrees that any claim in respect of any such Proceeding may be heard and determined in any Acceptable Court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in such Acceptable Courts, and (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in such Acceptable Courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c)     Notwithstanding anything in this Agreement to the contrary, each Party hereby irrevocably and unconditionally agrees that it will not bring or support any Proceeding of any kind or description (whether at law, in contract or in tort) against any debt financing source in any way relating to this Agreement, including any dispute arising out of or relating in any way to any debt commitment letter, third party debt financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, and that the provisions of Section 9.12 relating to the waiver of jury trial shall apply to any such Proceeding.

Section 9.12   Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGERS AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13   Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that PECO and PECO OP may assign, in their sole discretion and without the consent of any other Party, any or all of their rights, interests and obligations hereunder to any of their lenders or other financing sources from time to time as collateral security. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14   Enforcement; Remedies.

(a)     Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)     The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 9.14, including the limitations set forth in Section 9.14(c), it is agreed that prior to the termination of this Agreement pursuant to Article VIII, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c)     The Parties’ right of specific enforcement is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.14. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.14.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, PECO, PECO OP, REIT Merger Sub, OP Merger Sub, OP Merger Sub GP, the Company and the Company Operating Partnership have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PECO:

PHILLIPS EDISON & COMPANY, INC., a Maryland corporation

By:	/s/ Jeffrey S. Edison
Name:	Jeffrey S. Edison
Title:	Chief Executive Officer

PECO OP:

PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP I, L.P., a Delaware limited partnership

By: Phillips Edison Grocery Center OP GP I LLC, a Delaware limited liability company and its general partner

By: Phillips Edison & Company, Inc., a Maryland corporation and its sole member

By:	/s/ Jeffrey S. Edison
Name:	Jeffrey S. Edison
Title:	Chief Executive Officer

REIT MERGER SUB:

REIT MERGER SUB, LLC, a Maryland limited liability company

By: Phillips Edison & Company, Inc., a Maryland corporation and its sole member

By:	/s/ Jeffrey S. Edison
Name:	Jeffrey S. Edison
Title:	Chief Executive Officer

OP MERGER SUB GP:

OP MERGER SUB, LLC, a Delaware limited liability company

By:	/s/ Jeffrey S. Edison
Name:	Jeffrey S. Edison
Title:	President

OP MERGER SUB:

OP MERGER SUB 2, LLC, a Delaware limited liability company

By: OP Merger Sub, LLC, a Delaware limited liability company and its managing member

By:	/s/ Jeffrey S. Edison
Name:	Jeffrey S. Edison
Title:	President

[Signature Page to Agreement and Plan of Merger]

COMPANY:

PHILLIPS EDISON GROCERY CENTER REIT II, INC., a Maryland corporation

By:	/s/ Devin I. Murphy
Name:	Devin I. Murphy
Title:	Chief Financial Officer, Treasurer and Secretary

COMPANY OPERATING PARTNERSHIP:

PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP II, L.P., a Delaware limited partnership

By: PE Grocery Center OP GP II LLC, a Delaware limited liability company and its general partner

By: Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation and its sole member

By:	/s/ Devin I. Murphy
Name:	Devin I. Murphy
Title:	Chief Financial Officer, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A

PHILLIPS EDISON & COMPANY, INC.

ARTICLES OF AMENDMENT

Phillips Edison & Company, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting therefrom in their entirety the terms “Common Stockholders,” “Extension Amendment,” “Liquidity Event,” “Plan of Liquidation” and “Termination of the Initial Public Offering” as contained in Article IV of the Charter.

SECOND: The Charter is hereby amended by deleting therefrom in its entirety Section 5.8 of Article V of the Charter.

THIRD: There has been no increase in the authorized shares of stock of the Corporation effected by the amendment to the Charter as set forth above.

FOURTH: The foregoing amendment of the Charter was declared advisable by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FIFTH: The undersigned officer acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of such officer’s knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

A-A-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its [President] and attested to by its [Secretary] on this           day of                , 2018.

ATTEST:	PHILLIPS EDISON & COMPANY, INC.

By:
Name:		Name:
Title: [Secretary]		Title: [President]

Signature Page – Articles of Amendment for Liquidity Cliff

A-A-2

Exhibit B

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Agreement”), dated as of [•], 201[•], is entered into by and among Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (the “Company”), Phillips Edison Grocery Center Operating Partnership II, L.P., a Delaware limited partnership (the “Company Operating Partnership” and, together with the Company, the “Company Parties”), Phillips Edison NTR II, LLC, a Delaware limited liability company (“Advisor”), Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership (“PECO OP”) and Phillips Edison & Company, Ltd., an Ohio limited liability company (“Manager” and, together with Advisor and PECO OP, the “PECO Parties”). Capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement (defined below).

WHEREAS, the Company, the Company Operating Partnership, Phillips Edison & Company, Inc., REIT Merger Sub, LLC (“REIT Merger Sub”), OP Merger Sub, LLC and OP Merger Sub 2, LLC (“OP Merger Sub”) are parties to that certain Agreement and Plan of Merger, dated as of July 17, 2018 (the “Merger Agreement”), pursuant to which (i) the Company will merge with and into REIT Merger Sub with REIT Merger Sub being the surviving entity in the merger, and (ii) OP Merger Sub will merge with and into the Company Operating Partnership with the Company Operating Partnership being the surviving entity in the merger, in accordance with the terms and conditions set forth therein;

WHEREAS, certain of the Company Parties and certain of the PECO Parties are parties to agreements set forth on Schedule 1 attached hereto (the “Related Party Agreements”);

WHEREAS, following the transactions contemplated by the Merger Agreement, the Company Parties will no longer require the services contemplated by the Related Party Agreements; and

WHEREAS, pursuant to Section 7.3(g) of the Merger Agreement, the obligation of the Company Parties to effect the Mergers is partially conditioned upon the effectiveness of this Agreement as of the Closing Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.   Termination of Related Party Agreements. Effective as of immediately prior to the Company Merger Effective Time, the Related Party Agreements are hereby terminated and shall be of no further force or effect, without any further liability or obligation on the part of any party thereto, except for those provisions of the Related Party Agreements which expressly survive any termination pursuant to their respective terms. Each of the Company Parties and PECO Parties acknowledges and agrees that no fees or compensation, nor any other payment, shall be due or payable in connection with the termination of the Related Party Agreements, the Mergers or the other Transactions; provided, however, that each of the PECO Parties shall be entitled to all unpaid fees accrued under the Related Party Agreement to which it is a party in the ordinary course prior to the Closing. Each of the parties hereto irrevocably waives any notice of termination requirements under the Related Party Agreements to which it is party. For the avoidance of doubt, this Agreement will become effective immediately prior to the Company Merger Effective Time, but is expressly conditioned on the consummation of the Mergers. Accordingly, if the Mergers do not occur or the Merger Agreement is terminated in accordance with its terms, this Agreement shall be null and void and of no force or effect.

Section 2.   Amendment. This Agreement may only be amended, modified and supplemented by the written agreement of the parties hereto, with respect to the Company Parties, with the prior approval of the Company Special Committee, and with respect to the PECO Parties, with the prior approval of the PECO Board of Directors.

Section 3.   Counterparts. This Agreement may be executed manually, electronically by email or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties hereto and delivered to the other parties.

Section 4.   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

A-B-1

Section 5.   Governing Law. This Agreement, and all claims or causes of actions (whether at law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

Section 6.   Assignment. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

[Rest of page intentionally left blank]

A-B-2

IN WITNESS WHEREOF, the Company, the Company Operating Partnership, Advisor, PECO OP and Manager have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.

By:
Name:
Title:

PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP II, L.P.

By:
Name:
Title:

PHILLIPS EDISON NTR II, LLC

By:
Name:
Title:

PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP I, L.P.

By:
Name:
Title:

PHILLIPS EDISON & COMPANY, LTD.

By:
Name:
Title:

[Signature Page to Termination Agreement]

A-B-3

Schedule 1

1.	Amended and Restated Advisory Agreement by and among the Phillips Edison Grocery Center REIT II, Inc., Phillips Edison Grocery Center Operating Partnership II, L.P. and Phillips Edison NTR II, LLC, dated September 1, 2017
2.	Master Property Management Agreement by and among the Phillips Edison Grocery Center REIT II, Inc., Phillips Edison Grocery Center Operating Partnership II, L.P. and Phillips Edison Grocery Center Operating Partnership I, L.P., dated October 4, 2017
3.	Master Services Agreement by and among the Phillips Edison Grocery Center REIT II, Inc., Phillips Edison Grocery Center Operating Partnership II, L.P. and Phillips Edison & Company, Ltd., dated October 4, 2017

A-B-4

Exhibit C

Form of REIT Opinion of DLA Piper LLP (US)

DLA Piper LLP (US) 444 West Lake Street, Suite 900 Chicago, Illinois 60606-0089 T 312.368.4000 F 312.236.7516 W www.dlapiper.com

[      ], 2018

Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

Re:   Phillips Edison Grocery Center REIT II, Inc.

Ladies and Gentlemen:

This opinion is delivered to you pursuant to Section 7.2(d) of the Agreement and Plan of Merger dated as of July [•], 2018 (the “Merger Agreement”) by and among Phillips Edison & Company, Inc., a Maryland corporation ( “PECO”), REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of PECO (“REIT Merger Sub”), Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of PECO (“PECO OP”), OP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of PECO OP (“OP Merger Sub GP”), OP Merger Sub 2, LLC, a Delaware limited liability company and a subsidiary of PECO OP and OP Merger Sub GP (“OP Merger Sub”), Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (the “Company”), and Phillips Edison Grocery Center Operating Partnership II, L.P., a Delaware limited partnership and a subsidiary of the Company (the “Operating Partnership”), with respect to the merger of the Company with and into REIT Merger Sub, with REIT Merger Sub surviving the merger, and certain other transactions. Any undefined capitalized terms herein have the same meaning as such terms in the Merger Agreement.

You have requested our opinion concerning the Company’s election to be taxed as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). This opinion is based on certain assumptions and factual representations concerning the business, assets and governing documents of the Company, the Operating Partnership and any subsidiaries as set forth in a registration statement on Form S-4, Registration No. [•], initially filed by the Company with the Securities and Exchange Commission on [•], 2018, as amended through the date hereof (together with the documents incorporated by reference therein, the “Registration Statement”) under the Securities Act of 1933, as amended, including the joint proxy statement/prospectus (the “Joint Proxy Statement”) included therein. We have also been furnished with, and with your consent have relied upon, (i) certain representations made by the Company and the Operating Partnership with respect to certain factual matters through a certificate signed by an officer of the Company and an officer of the Operating Partnership, dated as of the Closing Date (the “Officers’ Certificate”).

In our capacity as special tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or in the Officers’ Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us which are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

A-C-1

Based on such facts, and subject to the qualifications, assumptions, representations and limitations set forth herein, it is our opinion that commencing with the Company’s taxable year that ended on December 31, 2014 through and including its taxable year that ends on the Company Merger Effective Time, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code. No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS. Also, any variation or difference in the facts from those set forth in the Registration Statement, the Joint Proxy Statement or the Officers’ Certificate may affect the conclusions stated herein. As described in the Joint Proxy Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by DLA Piper LLP (US). Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. In addition, the opinion set forth above does not foreclose the possibility that the Company may have to pay a deficiency dividend, or an excise or penalty tax, which could be significant in amount, in order to maintain its REIT qualification.

This opinion is rendered only to you and is solely for your benefit in connection with the transaction described above. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent. This opinion may, however, be disclosed by you to your legal advisers and/or to the extent required by law or regulation or in seeking to establish any defense in any legal or regulatory proceeding or investigation relating to the matters set out herein in each case for purposes of information only on the strict understanding that we assume no duty or liability whatsoever to any such recipient as a result of any such disclosure.

Very truly yours,

DLA Piper LLP (US) - DRAFT

A-C-2

Exhibit D

Form of Reorganization Opinion of Latham & Watkins LLP

355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
[•], 2018	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
Phillips Edison & Company, Inc. 11501 Northlake Drive Cincinnati, Ohio 45249	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

Re:   Agreement and Plan of Merger dated as of [•], 2018

Ladies and Gentlemen:

We have acted as special tax counsel to Phillips Edison & Company, Inc., a Maryland corporation (the “Company”), in connection with the proposed merger (the “Merger”) of Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (“PECO II”) with and into REIT Merger Sub, LLC, a Maryland limited liability company and wholly-owned subsidiary of the Company (“REIT Merger Sub”), with REIT Merger Sub surviving the Merger. The Merger will be consummated pursuant to the Agreement and Plan of Merger dated as of [•], 2018 (the “Merger Agreement”). The Merger is described in the registration statement on Form S-4 (Registration No. [•]) initially filed by the Company with the Securities and Exchange Commission on [•], 2018, as amended through the date hereof (the “Form S-4”), which includes the joint proxy statement/prospectus relating to the Merger (the “Joint Proxy Statement”). Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In acting as special tax counsel to the Company in connection with the Merger, we have participated in the preparation of the Merger Agreement, and pursuant to Section 7.2(e) of the Merger Agreement, you have requested our opinion regarding whether, on the basis of the facts, representations and assumptions set forth herein, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In rendering our opinion, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties contained in (i) the Merger Agreement (including any Exhibits and Schedules thereto), (ii) the Form S-4 and the Joint Proxy Statement, (iii) the respective tax representation letters of the Company and of PECO II delivered to us for purposes of this opinion (the “Officer’s Certificates”), and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

In addition, we have assumed, with your consent, that:

1.	Original documents (including signatures) are authentic, and documents submitted to us as copies conform to the original documents, and there has been (or will be by the Company Merger Effective Time) execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof;
2.	The Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement, the Form S-4 and the Joint Proxy Statement, and the Merger will be effective under the laws of the State of Maryland;
3.	All factual statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true, complete and correct in all respects and will remain true, complete and correct in all

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respects up to and including the Company Merger Effective Time, and no actions have been taken or will be taken which are inconsistent with such factual statements, descriptions or representations or which make any such factual statements, descriptions or representations untrue, incomplete or incorrect at the Company Merger Effective Time;

4.	Any statements made in any of the documents referred to herein “to the knowledge of” or similarly qualified or that are based on any person’s “belief,” “expectation” or similar qualification are true, complete and correct in all respects and will continue to be true, complete and correct in all respects at all times up to and including the Company Merger Effective Time, in each case without such qualification; and
5.	The parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement, the Form S-4 and the Joint Proxy Statement.

Based upon and subject to the foregoing, and subject to the qualifications and limitations stated in the Form S-4, the Joint Proxy Statement, the Officer’s Certificates and herein, we are of the opinion that, for United States federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition to the matters set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

1.	This opinion represents our best judgment as of the date hereof regarding the application of United States federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures, but does not address all of the United States federal income tax consequences of the Merger. We express no opinion as to United States federal, state, local, foreign, or other tax consequences, other than as set forth herein. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the United States federal income tax laws.
2.	No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement, the Form S-4, the Joint Proxy Statement and the Officer’s Certificates, or to any transaction whatsoever, including the Merger, if, to the extent relevant to our opinion, either all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or all of the factual statements, representations, warranties and assumptions upon which we have relied are not true and accurate at all relevant times.

This opinion is rendered only to you in connection with the Merger and pursuant to the requirements of Section 7.2(e) of the Merger Agreement and is not to be used, circulated, quoted or otherwise referred to or relied upon for any other purpose without our express written permission. In addition, this opinion letter may not be relied upon by or furnished to any other person, firm, corporation or entity without our prior written consent.

Very truly yours,

DRAFT

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Exhibit E

Form of REIT Opinion of Latham & Watkins LLP

355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
[•], 2018	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
Phillips Edison Grocery Center REIT II, Inc. 11501 Northlake Drive Cincinnati, Ohio 45249	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

Re:   Phillips Edison & Company, Inc.

Ladies and Gentlemen:

This opinion is delivered to you pursuant to Section 7.3(d) of the Agreement and Plan of Merger dated as of [•], 2018 (the “Merger Agreement”) by and among Phillips Edison & Company, Inc., a Maryland corporation (the “Company”), REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of the Company (“REIT Merger Sub”), Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of the Company (the “Operating Partnership”), OP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Operating Partnership (“OP Merger Sub GP”), OP Merger Sub 2, LLC, a Delaware limited liability company and subsidiary of the Operating Partnership and OP Merger Sub GP, Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (“PECO II”), and Phillips Edison Grocery Center Operating Partnership II, L.P., a Delaware limited partnership and subsidiary of PECO II (“PECO II OP”), with respect to the merger of PECO II with and into REIT Merger Sub, with REIT Merger Sub surviving the merger, and certain other transactions.

You have requested our opinion concerning the Company’s election to be taxed as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). This opinion is based on certain assumptions and factual representations concerning the business, assets and governing documents of the Company, the Operating Partnership and their subsidiaries as set forth in a registration statement on Form S-4, Registration No. [•], initially filed by the Company with the Securities and Exchange Commission on [•], 2018, as amended through the date hereof (together with the documents incorporated by reference therein, the “Registration Statement”) under the Securities Act of 1933, as amended, including the joint proxy statement/prospectus (the “Joint Proxy Statement”) included therein. We have also been furnished with, and with your consent have relied upon, (i) certain representations made by the Company, the Operating Partnership and their subsidiaries with respect to certain factual matters through a certificate of an officer of the Company, and (ii) certain representations made by PECO II, PECO II OP and their subsidiaries with respect to certain factual matters through a certificate of an officer of PECO II, each dated as of the date hereof (together, the “Officer’s Certificates”).

In our capacity as special tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or in the Officer’s Certificates. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations

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and statements made to us which are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, and subject to the qualifications, assumptions, representations and limitations set forth herein, it is our opinion that:

1.	Commencing with its taxable year ended December 31, 2010, through its taxable year ended December 31, 2017, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code; and
2.	The Company’s current organization and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year beginning January 1, 2018 and subsequent taxable years.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement, the Joint Proxy Statement or the Officer’s Certificates may affect the conclusions stated herein. As described in the Joint Proxy Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. In addition, the opinion set forth above does not foreclose the possibility that the Company may have to pay a deficiency dividend, or an excise or penalty tax, which could be significant in amount, in order to maintain its REIT qualification.

This opinion is rendered only to you and is solely for your benefit in connection with the transaction described above. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent. This opinion may, however, be disclosed by you to your legal advisers and/or to the extent required by law or regulation or in seeking to establish any defense in any legal or regulatory proceeding or investigation relating to the matters set out herein in each case for purposes of information only on the strict understanding that we assume no duty or liability whatsoever to any such recipient as a result of any such disclosure.

Very truly yours,

DRAFT

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Exhibit F

Form of Reorganization Opinion of Hogan Lovells LLP

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

[•], 2018

Board of Directors
Phillips Edison Grocery Center REIT II, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

Ladies and Gentlemen:

We have acted as tax counsel to the Special Committee of the Board of Directors of Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (the “Company”), in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of [•], 2018 (the “Merger Agreement”) by and among Phillips Edison & Company, Inc., a Maryland corporation (“PECO”), Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of PECO (“PECO OP”), REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of PECO (“REIT Merger Sub”), OP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of PECO OP (“OP Merger Sub GP”), OP Merger Sub 2, LLC, a Delaware limited liability company and subsidiary of PECO OP and OP Merger Sub GP (“OP Merger Sub”, and, together with PECO, PECO OP, REIT Merger Sub and OP Merger Sub GP, collectively, the “PECO Parties”), the Company, and Phillips Edison Grocery Center Operating Partnership II, L.P., a Delaware limited partnership and subsidiary of the Company (the “Company Operating Partnership”). This opinion letter is being delivered to you pursuant to Section 7.3(e) of the Merger Agreement. Capitalized terms used herein and which are defined in the Merger Agreement shall have the meanings set forth in the Merger Agreement unless otherwise defined herein.

In connection with the preparation of this opinion letter, we have examined, and with your consent relied upon, without any independent investigation or review thereof, the following documents (including all exhibits and schedules thereto): (1) the Merger Agreement; (2) the registration statement on Form S-4 (Registration No. [•]) initially filed by PECO with the Securities and Exchange Commission on [•], 2018, as amended through the date hereof (the “Form S-4”), which includes the joint proxy statement/prospectus relating to the Company Merger (the “Joint Proxy Statement”); (3) officers’ certificates delivered by each of the Company and PECO to us for purposes of this opinion, both dated as of the date hereof (the “Tax Certificates”); and (4) such other instruments and documents related to the formation, organization, and operation of the Company and PECO or to the consummation of the Company Merger and the transactions contemplated thereby as we have deemed necessary or appropriate (the documents described in clauses (1) through (4), collectively the “Reviewed Documents”). In addition, we have reviewed the form of opinion of counsel to be delivered to PECO pursuant to Section 7.2(e) of the Merger Agreement concurrently herewith (the “PECO Opinion”).

Assumptions and Representations

In connection with rendering this opinion, we have assumed or obtained representations (which with your consent we are relying upon, and upon which our opinion is premised, without any independent investigation or review thereof), including that:

(1)	(A) All information contained in each of the documents we have examined and upon which we have relied in connection with the preparation of this opinion is accurate and completely describes all material facts relevant to our opinion, (B) all copies are accurate, (C) all signatures are genuine, and (D) all documents have been or will be, as the case may be, timely and properly executed.
(2)	There will have been, by the Company Merger Effective Time, or at such other time as contemplated in the Merger Agreement, due execution and delivery of all documents, where due execution and delivery are prerequisites to the effectiveness thereof.

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(3)	To the extent relevant to our opinion, all representations, warranties, and statements made or agreed to by the PECO Parties, and by the Company and the Company Operating Partnership, their respective managers, employees, officers, directors, and stockholders in connection with the Company Merger, including, but not limited to, those in the Reviewed Documents (including the Tax Certificates), have been and will continue to be true, complete, and accurate in all respects; any representation or statement made in the Tax Certificates “to the best of knowledge,” “to the knowledge,” or “to the actual knowledge” of any person(s) or party(ies)—or similarly qualified—is true, correct, and complete, as if made without such qualification.
(4)	The Merger Agreement is valid and binding in accordance with its terms. The Company Merger will be consummated in accordance with the Merger Agreement (including satisfaction of all pre-closing covenants and conditions to the obligations of the parties, without amendment, waiver, or breach thereof), the Form S-4 and the Joint Proxy Statement. The Company Merger will qualify as a merger under the applicable laws of Maryland.
(5)	Each of the Company and PECO will comply with all reporting obligations with respect to the Company Merger required under the Code and the Treasury Regulations thereunder.
(6)	The PECO Opinion is being delivered to PECO concurrently herewith in the form provided to us, and the PECO Opinion has not been and will not be modified or withdrawn.

Opinion

Based upon and subject to the assumptions and qualifications set forth herein we are of the opinion that the Company Merger, when effective, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

* * * * *

In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations, and qualifications set forth below:

(1)	The opinion set forth in this letter is based on relevant current provisions of the Code, the Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the IRS, including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress, and the courts (as applicable), which change may or may not be retroactive in effect and which might result in material modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, nor of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS. Neither the Company nor PECO has requested or will request a ruling from the IRS as to any of the U.S. federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial, or administrative changes, including on a retroactive basis, would not adversely affect the accuracy of the opinion expressed herein.
(2)	This letter addresses only the specific tax opinion set forth above. Our opinion does not address any other U.S. federal, state, local, or non-U.S. tax consequences that will or may result from the Company Merger or any other transaction (including any transaction undertaken in connection with the Company Merger or contemplated by the Merger Agreement).
(3)	Our opinion set forth herein is based upon, among other things, the description of the contemplated transactions (including the Company Merger) as set forth in the Merger Agreement. No opinion is expressed as to any transaction other than those set forth in the Merger Agreement, or to any transaction whatsoever, including the Company Merger, unless all the transactions described in the Merger Agreement (or otherwise contemplated in connection with the Company Merger) have been consummated in accordance with the terms of the Merger Agreement (and also without amendment, waiver, or breach of any provision thereof), and also unless all of the representations, warranties, statements, and assumptions upon which we have relied are true, complete, and accurate at all times. In the event that the actual facts relating to any aspect of the relevant transactions (including the Company Merger) differ from the terms of the Merger Agreement (without amendment, waiver, or breach of any material provision thereof), or if any

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one of the representations, warranties, statements, or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion letter has been prepared solely for your use in connection with the Company Merger and speaks as of the date hereof. We undertake no responsibility by reason of this opinion letter or otherwise to advise you or any other person of any changes in our opinion subsequent to the delivery of this opinion letter. This opinion letter may not be relied on by any other person, or for any other purpose, without our prior written consent, which may be withheld in our sole discretion. This opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our prior written consent.

Very truly yours,

DRAFT

A-F-3

Exhibit G

Knowledge Persons of the Company

1.	Jeffrey Edison
2.	Devin Murphy
3.	Robert Myers
4.	Mark Addy
5.	Tanya Brady

A-G-1

Exhibit H

Knowledge Persons of PECO

1.	Jeffrey Edison
2.	Devin Murphy
3.	Robert Myers
4.	Mark Addy
5.	Tanya Brady

A-H-1

ANNEX B

PHILLIPS EDISON & COMPANY, INC.

ARTICLES OF AMENDMENT

Phillips Edison & Company, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting therefrom in their entirety the terms “Common Stockholders,” “Extension Amendment,” “Liquidity Event,” “Plan of Liquidation” and “Termination of the Initial Public Offering” as contained in Article IV of the Charter.

SECOND: The Charter is hereby amended by deleting therefrom in its entirety Section 5.8 of Article V of the Charter.

THIRD: There has been no increase in the authorized shares of stock of the Corporation effected by the amendment to the Charter as set forth above.

FOURTH: The foregoing amendment of the Charter was declared advisable by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FIFTH: The undersigned officer acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of such officer’s knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

B-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its [President] and attested to by its [Secretary] on this           day of                , 2018.

ATTEST:	PHILLIPS EDISON & COMPANY, INC.

By:
Name:		Name:
Title: [Secretary]		Title: [President]

Signature Page – Articles of Amendment for Liquidity Cliff

B-2

ANNEX C

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

July 17, 2018

The Board of Directors
Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

The Board of Directors:

We understand that Phillips Edison & Company, Inc. (“PECO”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among PECO, Phillips Edison Grocery Center Operating Partnership I, L.P., a subsidiary of PECO (“PE OP”), REIT Merger Sub, LLC, a wholly owned subsidiary of PECO (“PE REIT Merger Sub”), OP Merger Sub, LLC, a wholly owned subsidiary of PE OP (“PE Merger Sub GP”), OP Merger Sub 2, LLC, a subsidiary of PE OP and PE Merger Sub GP (“PE OP Merger Sub”), Phillips Edison Grocery Center REIT II, Inc. (“PE REIT II”), and Phillips Edison Grocery Center Operating Partnership II, L.P., a subsidiary of PE REIT II (“PE REIT II OP”), pursuant to which, among other things, PE REIT II will merge with and into PE REIT Merger Sub (the “REIT Merger”) and each outstanding share of the common stock, par value $0.01 per share, of PE REIT II (“PE REIT II Common Stock”) will be converted into the right to receive 2.04 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of PECO (“PECO Common Stock”). The Agreement also provides for, among other things, the merger of PE OP Merger Sub with and into PE REIT II OP immediately prior to the REIT Merger (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”). The terms and conditions of the Mergers and related transactions are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to PECO of the Exchange Ratio provided for in the REIT Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to PE REIT II and PECO;
(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PE REIT II furnished to or discussed with us by the management of PECO in its capacity as the sponsor and advisor of PE REIT II, including certain financial forecasts relating to PE REIT II prepared by the management of PECO (such forecasts, the “PE REIT II Forecasts”);
(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PECO furnished to or discussed with us by the management of PECO, including certain financial forecasts relating to PECO prepared by the management of PECO (such forecasts, the “PECO Forecasts”);
(iv)	discussed the past and current business, operations, financial condition and prospects of PE REIT II with members of the senior management of PECO (in its capacity as the sponsor and advisor of PE REIT II), and discussed the past and current business, operations, financial condition and prospects of PECO with members of the senior management of PECO;
(v)	reviewed the potential pro forma financial impact of the Mergers on the future financial performance of PECO, including the potential effect on PECO’s estimated funds from operations per share and adjusted funds from operations per share, based on the PE REIT II Forecasts and PECO Forecasts and other information and data provided by the management of PECO;
(vi)	compared certain financial information of PE REIT II and PECO with similar information of other companies we deemed relevant;
(vii)	reviewed an execution version, provided to us on July 17, 2018, of the Agreement; and
(viii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

The Board of Directors
Phillips Edison & Company, Inc.
July 17, 2018

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of PECO that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PE REIT II Forecasts and the PECO Forecasts, we have been advised by PECO, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PECO as to the future financial performance of PE REIT II, PECO and the other matters covered thereby. At the direction of PECO, we have relied upon the assessments of the management of PECO as to, among other things, (i) the potential impact on PE REIT II and PECO of certain market, competitive and other trends and developments in and prospects for the commercial real estate industry (including the shopping center sector thereof) and related credit and financial markets, (ii) current and future obligations of PE REIT II, PECO and Phillips Edison Limited Partnership (which was acquired by PECO in 2017), (iii) existing and future agreements and arrangements with, and the ability to attract, retain and/or replace, key employees (as applicable), tenants, joint venture partners and other commercial relationships of PE REIT II and PECO, and (iv) the ability to integrate the operations of PE REIT II. We have assumed, with the consent of PECO, that there will be no developments with respect to any such matters that would have an adverse effect on PE REIT II, PECO, the Mergers or any related transactions (or the contemplated benefits of the Mergers or related transactions) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or, except for certain third-party prepared net asset valuations on PE REIT II and PECO, been provided with any independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of PE REIT II, PECO or any other entity, nor have we made any physical inspection of the properties or assets of PE REIT II, PECO or any other entity. We also have not evaluated the solvency or fair value of PE REIT II, PECO or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of PECO, that the Mergers and related transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Mergers and related transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed or occur that would have an adverse effect on PE REIT II, PECO, the Mergers, any related transactions (or the contemplated benefits of the Mergers or related transactions) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, at the direction of PECO, that the Mergers will qualify for the tax treatment contemplated by the Agreement, including that the REIT Merger will qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have been advised by PECO, and we have assumed, at the direction of PECO, that each of PE REIT II and PECO has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its election to be taxed as a REIT and that the Mergers and related transactions will not adversely affect such REIT status or operations of the pro forma combined entity resulting from the Mergers and related transactions. We also have assumed, at the direction of PECO, that the final executed Agreement will not differ in any material respect from the execution version reviewed by us.

We express no opinion or view as to any terms or other aspects or implications of the Mergers (other than the Exchange Ratio to the extent expressly specified herein) or related transactions, including, without limitation, the form or structure of the Mergers or related transactions, or any terms, aspects or implications of any charter amendment, voting agreement or other ancillary documents or agreements or any other arrangements, agreements or understandings entered into in connection with, related to or contemplated by the Mergers, any related transactions or otherwise. Our opinion is limited to the fairness, from a financial point of view, to PECO of the Exchange Ratio provided for in the REIT Merger and no opinion or view is expressed with respect to any consideration received in connection with the Mergers or any related transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Mergers or related transactions or any related entities, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Mergers or any related transactions in comparison to other strategies or transactions that might be available to PECO or in which PECO might engage or as to the underlying business decision of PECO to proceed with or effect the Mergers or related

The Board of Directors
Phillips Edison & Company, Inc.
July 17, 2018

transactions. We are not expressing any opinion as to what the value of PECO Common Stock actually will be when issued or the prices at which PECO Common Stock, PE REIT II Common Stock or any other securities may trade or otherwise be transferable at any time, including following announcement or consummation of the Mergers and related transactions. We also are not expressing any opinion or view with respect to, and we have relied, at the direction of PECO, upon the assessments of PECO and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to PECO, PE REIT II, the Mergers and related transactions, as to which we understand that PECO and PE REIT II obtained such advice as they deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Mergers, any related transactions or any other matter.

We have acted as financial advisor to PECO in connection with the Mergers and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a portion of which is contingent upon consummation of the Mergers. In addition, PECO has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PECO, PE REIT II and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PECO and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, co-arranger and/or joint bookrunner for, and as a lender (including as a swing-line lender and letter of credit lender) to, certain affiliates of PECO and (ii) having provided or providing certain treasury services and products to PECO and certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PE REIT II and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as co-arranger and joint bookrunner for, and as a lender to, certain affiliates of PE REIT II and (ii) having provided or providing certain treasury services and products to PE REIT II and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of PECO (in its capacity as such) in connection with and for purposes of its evaluation of the REIT Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets, and the industry and geographic regions in which PE REIT II and PECO operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on PE REIT II, PECO or the Mergers or related transactions (or the contemplated benefits of the Mergers or related transactions). It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the REIT Merger is fair, from a financial point of view, to PECO.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
     INCORPORATED

ANNEX D

July 17, 2018

Special Committee of the Board of Directors
Phillips Edison Grocery Center REIT II, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

Members of the Special Committee of the Board:

We understand that Phillips Edison Grocery Center REIT II, Inc. (the “Company”), Sparta Operating Partnership, L.P. (the “Company Operating Partnership”), Phillips Edison & Company, Inc. (the “Buyer”), Poseidon Operating Partnership, L.P. (“Poseidon OP”), Poseidon / Sparta REIT Merger Sub, LLC, a wholly owned subsidiary of the Buyer (“PS REIT Merger Sub”), Poseidon / Sparta OP Merger Sub, LLC (“PS Merger Sub GP”), and Poseidon / Sparta OP Merger Sub 2, LLC (“PS OP Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 17, 2018 (the “Merger Agreement”), which provides, among other things, for (i) the merger (the “Partnership Merger”) of PS OP Merger Sub with and into the Company Operating Partnership, with the Company Operating Partnership being the surviving entity, and (ii) immediately after the Partnership Merger, the merger (the “Company Merger,” and together with the Partnership Merger, the “Mergers”) of the Company with and into PS REIT Merger Sub, with PS REIT Merger Sub continuing as the surviving entity. Pursuant to the Partnership Merger, (x) each Company Partnership Unit (as such term is defined in the Merger Agreement), other than the Class B Units and special limited partnership interest in the Company Operating Partnership, will be converted into the right to receive New Poseidon OP Units (as such term is defined in the Merger Agreement), subject to adjustment in certain circumstances, and (y) each of the Class B Units and special limited partnership interest in the Company Operating Partnership will be cancelled. Pursuant to the Company Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive 2.04 shares (the “Exchange Ratio”) (or with respect to any fractional share of Company Common Stock, that fraction of the Buyer Common Stock consistent with the Exchange Ratio) of common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”), subject to adjustment in certain circumstances. The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;
3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;
4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the managements of the Company and the Buyer, respectively;
5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company;
6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Buyer;
7)	Reviewed the pro forma impact of the Mergers on the Buyer’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;
8)	Compared the financial performance of the Company and the Buyer with that of certain publicly-traded companies comparable with the Company and the Buyer, respectively;
9)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;
11)	Reviewed the Merger Agreement and certain related documents; and
12)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer, including the potential impact of recent changes in the U.S. tax laws and regulations pursuant to H.R. 1, Tax Cuts and Jobs Act, enacted on December 22, 2017 (the “Tax Cuts and Jobs Act”) on the future financial performance of the Company and the Buyer, as to which we express no view or opinion. We further note that (i) the actual and estimated financial and operating performance and the share price data we reviewed for companies with publicly traded equity securities that we deemed to be relevant and (ii) the financial terms of certain acquisition transactions that we deemed relevant might not, in whole or in part, reflect the potential impact of the Tax Cuts and Jobs Act. In addition, we have assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Mergers will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Mergers. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and other benefits expected to result from the Mergers; and (ii) the timing and risks associated with the integration of the Company and the Buyer. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Mergers. In the two years prior to the date hereof, we and our affiliates have not provided financial advisory or financing services for the Buyer or the Company and have not received fees in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, any of their respective affiliates or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors, and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how any shareholders of the Company or the Buyer should act or vote in connection with any of the transactions contemplated by the Merger Agreement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ James Collins
James Collins Managing Director

ANNEX E

Phillips Edison & Company, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2017

Phillips Edison & Company, Inc. is sometimes referred to in this section as “we,” “us” or “our.” The following discussion and analysis should be read in conjunction PECO’s accompanying consolidated financial statements on pages F-13 to F-17 and notes thereto. References to “Notes” in this section are to the notes on pages F-18 to F-43. See also “Cautionary Note Regarding Forward-Looking Statements” on page 46.

Overview

We were formed as a Maryland corporation in 2009, and elected to be taxed as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2010. We are one of the nation’s largest owners and operators of market-leading, grocery-anchored shopping centers. The majority of our revenues are lease revenues derived from our owned real estate investments. Additionally, we operate a third-party investment management business providing property management and advisory services to $2.0 billion of assets under management. This business provides comprehensive real estate and asset management services to certain non-traded, publicly-registered REITs and private funds (“Managed Funds”).

Below are statistical highlights of our portfolio:

	Total Portfolio as of December 31, 2017	Property Acquisitions During the Year Ended December 31, 2017(1)
Number of properties(2)	236	84
Number of states	32	25
Total square feet (in thousands)	26,272	9,595
Leased % of rentable square feet	93.9%	89.6%
Average remaining lease term (in years)(3)	5.0	4.6
(1)	Property acquisitions include the 76 properties acquired as part of the PELP transaction.
(2)	The number of properties does not include additional real estate purchased adjacent to previously acquired centers.
(3)	The average remaining lease term in years excludes future options to extend the term of the lease.

Market Outlook—Real Estate and Real Estate Finance Markets

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

According to the Bureau of Economic Analysis, the U.S. economy’s real gross domestic product (“GDP”) increased 2.3% in 2017 compared to 1.5% in 2016, according to preliminary estimates. The increase in real GDP in 2017 reflected positive contributions from personal consumption expenditures (“PCE”), nonresidential fixed investment, and exports. These upturns were partially offset by decelerations in residential fixed investment and in state and local government spending. Imports, which are a subtraction in the calculation of GDP, increased.

According to J.P. Morgan’s Global Economic Outlook Summary and 2018 REIT Outlook, real GDP is expected to grow approximately 2.5% in 2018. The U.S. retail real estate market displayed positive but decelerating fundamentals in 2017, with vacancy rates rising and increased emphasis on redevelopment pipelines.

Overall, retail real estate fundamentals remain strong but are expected to decelerate relative to previous years. Short-term interest rates are expected to increase in 2018 more than long-term interest rates. There is less occupancy to be gained in portfolios, new supply levels are below historical averages, and job growth is expected to be 1% monthly in 2018. Reductions to the corporate tax rate will add to economic growth, although commercial real estate is expected to benefit to a lesser extent than other sectors. Tax reform passed by Congress in 2017 is expected to have a minimal to slightly negative impact on REITs, although retailers should benefit from increased consumer spending. Stronger retailers should be better for shopping center owners as tenants can invest more to grow and improve their credit quality, reducing turnover.

Critical Accounting Policies and Estimates

Below is a discussion of our critical accounting policies and estimates. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain, and are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Acquisition Accounting—In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update amended existing guidance in order to clarify when an integrated set of assets and activities is considered a business. We adopted ASU 2017-01 on January 1, 2017, and applied it prospectively. Under this new guidance, most of our real estate acquisition activity is no longer considered a business combination and instead is classified as an asset acquisition. As a result, most acquisition-related costs that would have been recorded on our consolidated statements of operations prior to adoption have been capitalized and will be amortized over the life of the related assets. However, the PELP transaction is considered a business combination, and therefore the associated transaction expenses were expensed as incurred. The treatment of acquisition-related costs and the recognition of goodwill are the primary differences between how we account for business combinations and asset acquisitions. Regardless of whether an acquisition is considered a business combination or an asset acquisition, we record the costs of the business or assets acquired as tangible and intangible assets and liabilities based upon their estimated fair values as of the acquisition date.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We generally determine the value of construction in progress based upon the replacement cost. However, for certain acquired properties that are part of a new development, we determine fair value by using the same valuation approach as for all other properties and deducting the estimated cost to complete the development. During the remaining construction period, we capitalize interest expense until the development has reached substantial completion. Construction in progress, including capitalized interest, is not depreciated until the development has reached substantial completion.

We record above-market and below-market lease values for acquired properties based on the present value (using an discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. We also include fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determine that the tenant has a financial incentive and wherewithal to exercise such option.

Intangible assets also include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to depreciation and amortization expense over the average remaining non-cancelable terms of the respective in-place leases.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods.

Estimates of the fair values of the tangible assets, identifiable intangibles, and assumed liabilities require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

We calculate the fair value of assumed long-term debt by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which we approximate based on the rate at which we would expect to incur a replacement instrument on the date of acquisition, and recognize any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.

Impairment of Real Estate, Goodwill, and Intangible Assets—We monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate or intangible assets may be impaired. When indicators of potential impairment suggest that the carrying value of real estate or intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate or intangible assets as defined by ASC 360, Property, Plant, and Equipment. Particular examples of events and changes in circumstances that could indicate potential impairments are significant decreases in occupancy, rental income, operating income, and market values, or changes in our property or asset management agreements.

We adopted ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, prospectively on January 1, 2018. Therefore, when we perform a quantitative test of goodwill for impairment we will compare the carrying value of net assets to the fair value of the reporting unit. If the fair value of the reporting unit exceeds its carrying amount, we would not consider goodwill to be impaired and no further analysis would be required. If the fair value is determined to be less than its carrying value, the amount of goodwill impairment would be the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Estimates of fair value used in our evaluation of real estate, goodwill, and intangible assets are based upon discounted future cash flow projections, relevant competitor multiples, or other acceptable valuation techniques. These techniques are based, in turn, upon all available evidence including level three inputs, such as revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and determine fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Revenue Recognition—We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the terms of the related leases, and we include amounts expected to be received in later years in deferred rents receivable. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ materially from the estimated reimbursement.

We make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements, and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends, and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured, and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

We recognize gains on sales of real estate pursuant to the provisions of ASC 605-976, Accounting for Sales of Real Estate. The specific timing of a sale will be measured against various criteria in ASC 605-976 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment, or cost recovery methods, as appropriate, until the appropriate criteria are met.

Revenues from management, leasing, and other fees charged in accordance with the various management agreements executed, are recognized in the period in which the services have been provided, the earnings process is complete, and collectability is reasonably assured.

On January 1, 2018, we adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Our revenue-producing contracts are primarily leases that are not within the scope of this standard. As a result, we do not expect the adoption of this standard to have a material impact on our rental revenue. However, the standard will apply to a majority of our fees and management income. We have evaluated the impact of this standard to fees and management income and do not expect a material impact on our revenue recognition, but we do expect to provide additional disclosures around fees and management revenue in our future filings. We are adopting this guidance on a modified retrospective basis.

Impact of Recently Issued Accounting Pronouncements—Refer to Note 2 for discussion of the impact of recently issued accounting pronouncements.

Results of Operations

Included in the PELP transaction was the acquisition of PELP’s third-party investment management business. Prior to the completion of the transaction, we were externally-managed, and our only reportable segment was related to the aggregated operating results of our owned real estate. Therefore, there is no data available prior to 2017 for the Investment Management segment for comparative purposes. For more detail regarding our segments, see Note 18.

Segment Profit, which is a non-GAAP financial measure, represents revenues less property operating, real estate tax, and general and administrative expenses that are attributable to our reportable segments. We use Segment Profit to evaluate the results of our segments and believe that this measure provides a useful comparison of our revenues based on the source of those revenues and the expenses that are directly related to them. However, Segment Profit should not be viewed as an alternative to results prepared in accordance with GAAP.

Summary of Operating Activities for the Years Ended December 31, 2017 and 2016

			Favorable (Unfavorable) Change
(in thousands, except per share amounts)	2017	2016	$	%
Segment Profit:
Owned Real Estate	$206,432	$175,802	$30,630	17.4%
Investment Management	1,553	—	1,553	NM
Total segment profit	207,985	175,802	32,183	18.3%
Corporate general and administrative expenses	(30,070)	(28,393)	(1,677)	(5.9)%
Vesting of Class B units	(24,037)	—	(24,037)	NM
Termination of affiliate arrangements	(5,454)	—	(5,454)	NM
Depreciation and amortization	(130,671)	(106,095)	(24,576)	(23.2)%
Interest expense, net	(45,661)	(32,458)	(13,203)	(40.7)%
Transaction and acquisition expenses	(16,243)	(5,803)	(10,440)	(179.9)%
Other income, net	2,433	5,990	(3,557)	(59.4)%
Net (loss) income	(41,718)	9,043	(50,761)	NM
Net loss (income) attributable to noncontrolling interests	3,327	(111)	3,438	NM
Net (loss) income attributable to stockholders	$(38,391)	$8,932	$(47,323)	NM

Owned Real Estate - Segment Profit

			Favorable (Unfavorable) Change
(in thousands, except per share amounts)	2017	2016	$	%
Total revenues	$303,410	$257,730	$45,680	17.7%
Property operating expenses	(50,328)	(41,890)	(8,438)	(20.1)%
Real estate tax expenses	(43,247)	(36,627)	(6,620)	(18.1)%
General and administrative expenses	(3,403)	(3,411)	8	0.2%
Segment profit	$206,432	$175,802	$30,630	17.4%
•	Total revenues increased as follows:
–	$21.1 million was related to the 76 properties acquired in the PELP transaction.
–	$21.4 million was related to 15 properties acquired after December 31, 2015, exclusive of the PELP transaction, net of two properties disposed of during each reporting period.
–	The remaining $3.2 million increase was related to the properties acquired before January 1, 2016, outside of the PELP transaction (“same-center portfolio”). The increase was driven by a $0.23 increase in minimum rent per square foot and a 0.9% increase in occupancy.
•	Property operating expenses, which include (i) operating and maintenance expense, which consists of property-related costs including repairs and maintenance costs, landscaping, snow removal, utilities, property insurance costs, security, and various other property-related expenses; (ii) bad debt expense; and (iii) allocated property management costs prior to the PELP transaction, increased as follows:

–	$4.5 million was the impact of the PELP transaction, including additional costs related to the 76 properties acquired and the effect of internalizing our management structure.
–	$3.7 million was related to properties acquired or disposed of after December 31, 2015, excluding properties acquired in the PELP transaction.
–	Property operating costs increased by $0.3 million on our same-center portfolio.
•	Real estate tax expenses increased as follows:
–	$2.2 million was related to the 76 properties acquired in the PELP transaction.
–	$4.2 million was related to properties acquired or disposed of after December 31, 2015, excluding properties acquired in the PELP transaction.
•	General and administrative expenses were primarily attributed to costs to manage the administrative activities and implement the investment strategies of our Owned Real Estate.

Investment Management - Segment Profit

(in thousands, except per share amounts)	2017
Total revenues	$8,133
Property operating expenses	(3,496)
Corporate real estate tax expenses	(209)
General and administrative expenses	(2,875)
Segment profit	$1,553
•	Total revenues were primarily compromised of the following:
–	$4.0 million was attributed to advisory agreements, including acquisition, disposition, and asset management fees, between us and the Managed Funds.
–	$3.8 million was attributed to property management agreements, including property management fees, leasing commissions, and construction management fees, between us and the Managed Funds.
–	For additional detail regarding our fees and management income, see Note 14.
•	The $3.5 million in property operating expenses was primarily related to employee compensation costs to manage the daily property operations of the Managed Funds, as well as insurance costs related to our captive insurance company.
•	General and administrative expenses were primarily attributed to employee compensation costs for managing the day-to-day affairs of the Managed Funds, identifying and making acquisitions and investments on their behalf, and recommending to the respective boards of directors an approach for providing investors of the Managed Funds with liquidity.

Corporate General and Administrative Expenses

•	The $1.7 million increase in corporate general and administrative expenses was related to additional expenses that were not directly attributable to the revenues generated by either of our segments, including adding personnel costs and other corporate expenses in the PELP transaction, offset by the elimination of the asset management fee.

Vesting of Class B Units

•	The $24.0 million expense resulted from the PELP transaction and was a combination of the vesting of 2.8 million Class B units as well as the reclassification of previous distributions on those Class B units to noncontrolling interests. The vesting of the Class B units was a noncash expense of $27.6 million for asset management services rendered between December 2014 and September 2017. Distributions paid on these units totaled $3.6 million over this time period and have been reclassified from the 2017 consolidated statement of operations and reflected as distributions from equity instead.

Termination of Affiliate Arrangements

•	The $5.5 million expense was related to the redemption of unvested Class B units at the estimated value per share on the date of termination, that had been earned by our former advisor for historical asset management services (see Note 11).

Depreciation and Amortization

•	The $24.6 million increase in depreciation and amortization included a $16.1 million increase related to the 76 properties and the management contracts acquired in the PELP transaction.
•	The increase included a $12.1 million increase related to properties acquired after December 31, 2015, excluding properties acquired in the PELP transaction, as well as properties classified as redevelopment.
•	The increase was offset by a $1.7 million decrease due to the disposition of two properties in December 2016 and October 2017.
•	The increase was also offset by a $1.8 million decrease attributed to certain intangible lease assets becoming fully amortized on our same-center portfolio.

Interest Expense, Net

•	The $13.2 million increase in interest expense was primarily due to additional borrowings on our revolving credit facility and new secured and unsecured term loan facilities entered into in 2017, including $485 million in loans that were entered into in order to extinguish the corporate debt assumed from PELP in the PELP transaction.
•	The increase was partially offset by a decrease in interest expense from refinancing certain mortgages and improving the associated interest rate.

Transaction and Acquisition Expenses

•	The transaction expenses incurred resulted from costs related to the PELP transaction (see Note 3), primarily third-party professional fees, such as financial advisor, consulting, accounting, legal, and tax fees, as well as fees associated with obtaining debt consents necessary to complete the transaction.
•	The transaction expenses incurred were partially offset by a decrease in acquisition expenses directly related to asset acquisitions that was attributed to the implementation of ASU 2017-01 on January 1, 2017, resulting in the capitalization of most acquisition-related costs. For a more detailed discussion of this adoption, see Note 2.

Other Income, Net

•	The $3.6 million decrease in other income was primarily due to a 2016 gain on real estate sold exceeding 2017 gains on sales of properties and land. It also decreased due to a 2016 gain related to hedging ineffectiveness that is no longer realized due to our adoption of ASU 2017-12 (see Note 8).

Summary of Operating Activities for the Years Ended December 31, 2016 and 2015

			Favorable (Unfavorable) Change
(in thousands, except per share amounts)	2016	2015	$	%
Operating Data:
Total revenues	$257,730	$242,099	$15,631	6.5%
Property operating expenses	(41,890)	(38,399)	(3,491)	(9.1)%
Real estate tax expenses	(36,627)	(35,285)	(1,342)	(3.8)%
General and administrative expenses	(31,804)	(15,829)	(15,975)	(100.9)%
Acquisition expenses	(5,803)	(5,404)	(399)	(7.4)%
Depreciation and amortization	(106,095)	(101,479)	(4,616)	(4.5)%
Interest expense, net	(32,458)	(32,390)	(68)	(0.2)%
Other income, net	5,990	248	5,742	NM
Net income	9,043	13,561	(4,518)	(33.3)%
Net income attributable to noncontrolling interests	(111)	(201)	90	44.8%
Net income attributable to stockholders	$8,932	$13,360	$(4,428)	(33.1)%
Net income per share—basic and diluted	$0.05	$0.07	$(0.02)	(28.6)%

Below are explanations of the significant fluctuations in our results of operations for the years ended December 31, 2016 and 2015.

Total revenues— Of the $15.6 million increase in total revenues, $5.6 million was from same-center properties, which were the 132 properties that were owned and operational for the entire portion of both comparable reporting periods, except for those properties classified as redevelopment as of December 31, 2016. The remaining $10.0 million was attributable to non-same-center properties, including the 16 properties that were acquired since the beginning of 2015. The increase in same-center revenue was due to a $3.5 million increase in rental income and a $2.4 million increase in tenant recovery income. The increase in same-center rental income was driven by a $0.20 increase in minimum rent per square foot and a 0.2% increase in occupancy since December 31, 2015. The increase in same-center tenant recovery income stemmed from a 2.3% increase in our overall recovery rate.

Property operating expenses—Of the $3.5 million increase in property operating expenses, $1.8 million was due to the acquisition of 16 properties in 2015 and 2016. The remaining $1.7 million was primarily a result of an increase in recoverable property maintenance expenses due to an increase in additional maintenance projects during 2016, as well as a $0.7 million increase in property management fees due to higher cash receipts from the increase in revenues.

General and administrative expenses—General and administrative expenses increased $16.0 million, which was primarily related to a $14.6 million increase in cash asset management fees as a result of the change to our advisory fee structure in October 2015. Prior to that date, the asset management fee had been deferred via the issuance of Class B units of our Operating Partnership, which did not result in the recognition of expense in accordance with GAAP. After that date, the asset management fee remained at 1% of the cost of our assets; however, 80% was paid in cash and therefore recognized on a current basis as expense under GAAP, with the remaining 20% paid in Class B units. The remaining $1.4 million increase resulted from both a $1.0 million increase in distributions paid on unvested Class B units as a result of an increase in outstanding Class B units, as well as additional administrative costs associated with managing a larger portfolio.

Acquisition expenses—Acquisition expenses increased $0.4 million due to an increase in the purchase price paid for the seven properties acquired in 2016 compared to the nine properties acquired in 2015.

Other income, net—The $5.7 million increase in other income primarily resulted from a gain of $4.7 million on the disposal of a property in December 2016, as well as an increase of $1.3 million stemming from gains recognized on a portion of our derivatives.

Leasing Activity—The average rent per square foot and cost of executing leases fluctuates based on the tenant mix, size of the space, and lease term. Leases with national and regional tenants generally require a higher cost per square foot than those with local tenants. However, such tenants will also pay for a longer term. As we continue to attract more of these national and regional tenants, our costs to lease may increase.

Below is a summary of leasing activity for the years ended December 31, 2017 and 2016:

	Total Deals		Inline Deals(1)
	2017	2016	2017	2016
New leases:
Number of leases	185	163	179	156
Square footage (in thousands)	547	690	382	379
First-year base rental revenue (in thousands)	$8,108	$8,469	$6,762	$6,337
Average rent per square foot (“PSF”)	$14.81	$12.27	$17.69	$16.70
Average cost PSF of executing new leases(2)(3)	$27.03	$22.53	$28.11	$33.09
Weighted average lease term (in years)	7.9	9.8	7.0	7.3
Renewals and options:
Number of leases	369	321	334	301
Square footage (in thousands)	1,977	1,639	676	593
First-year base rental revenue (in thousands)	$25,196	$19,581	$14,664	$12,686
Average rent PSF	$12.75	$11.95	$21.68	$21.39
Average rent PSF prior to renewals	$11.74	$10.87	$19.42	$18.94
Percentage increase in average rent PSF	8.5%	9.9%	11.6%	12.9%
Average cost PSF of executing renewals and options(2)(3)	$3.12	$2.67	$4.80	$4.70
Weighted average lease term (in years)	5.2	5.3	5.1	5.2
Portfolio retention rate(4)	93.8%	86.7%	85.9%	78.7%
(1)	We consider an inline deal to be a lease for less than 10,000 square feet of gross leasable area (“GLA”).
(2)	The cost of executing new leases, renewals, and options includes leasing commissions, tenant improvement costs, and tenant concessions.
(3)	The costs associated with landlord improvements are excluded for repositioning and redevelopment projects.
(4)	The portfolio retention rate is calculated by dividing (a) total square feet of retained tenants with current period lease expirations by (b) the square feet of leases expiring during the period.

Non-GAAP Measures

Pro Forma Same-Center Net Operating Income—Same-Center NOI represents the NOI for the properties that were owned and operational for the entire portion of both comparable reporting periods, except for the properties we currently classify as redevelopment. Redevelopment properties are being repositioned in the market and such repositioning is expected to have a significant impact on property operating income. As such, these properties have been classified as redevelopment and have been excluded from our same-center pool. For purposes of evaluating Same-Center NOI on a comparative basis, and in light of the PELP transaction, we are presenting Pro Forma Same-Center NOI, which is Same-Center NOI on a pro forma basis as if the transaction had occurred on January 1, 2016. This perspective allows us to evaluate Same-Center NOI growth over a comparable period. Pro Forma Same-Center NOI is not necessarily indicative of what actual Same-Center NOI and growth would have been if the PELP transaction had occurred on January 1, 2016, nor does it purport to represent Same-Center NOI and growth for future periods.

Pro Forma Same-Center NOI highlights operating trends such as occupancy rates, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Pro Forma Same-Center NOI may not be comparable to other REITs.

Pro Forma Same-Center NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, depreciation and amortization, interest expense, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

The table below compares Pro Forma Same-Center NOI for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016	$ Change	% Change
Revenues(1):
Rental income(2)	$220,081	$215,398	$4,683
Tenant recovery income	69,965	69,066	899
Other property income	1,565	1,048	517
Total revenues	291,611	285,512	6,099	2.1%
Operating expenses(1):
Property operating expenses	46,504	47,987	(1,483)
Real estate taxes	40,275	39,569	706
Total operating expenses	86,779	87,556	(777)	(0.9)%
Total Pro Forma Same-Center NOI	$204,832	$197,956	$6,876	3.5%
(1)	Adjusted for PELP same-center operating results prior to the transaction for these periods. For additional information and details about PELP operating results included herein, refer to the PELP Same-Center NOI table below.
(2)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

Below is a reconciliation of Net (Loss) Income to Owned Real Estate NOI and Pro Forma Same-Center NOI for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Net (loss) income	$(41,718)	$9,043
Adjusted to exclude:
Fees and management income	(8,156)	—
Straight-line rental income	(3,766)	(3,512)
Net amortization of above- and below-market leases	(1,984)	(1,208)
Lease buyout income	(1,321)	(583)
General and administrative expenses	36,348	31,804
Transaction expenses	15,713	—
Vesting of Class B units	24,037	—
Termination of affiliate arrangements	5,454	—
Acquisition expenses	530	5,803
Depreciation and amortization	130,671	106,095
Interest expense, net	45,661	32,458
Other	(2,336)	(5,990)
Property management allocations to third-party assets under management(1)	5,386	—
Owned Real Estate NOI(2)	204,519	173,910
Less: NOI from centers excluded from same-center	(34,443)	(20,015)
NOI prior to October 4, 2017, from same-center properties acquired in the PELP transaction	34,756	44,061
Total Pro Forma Same-Center NOI	$204,832	$197,956
(1)	This represents property management expenses allocated to third-party owned properties based on the property management fee that is provided for in the individual management agreements under which our investment management business provides services.
(2)	Segment Profit, presented in Results of Operations, differs from NOI primarily because of revenue exclusions made, including straight-line rental income, net amortization of above- and below market leases, and lease buyout income, when calculating NOI.

Below is a breakdown of our property count:

2017
Same-center properties(1)	200
Non-same-center properties	19
Redevelopment properties(2)	17
Total properties	236
(1)	Property count includes 64 same-center properties acquired in the PELP transaction.
(2)	Property count includes eight redevelopment properties acquired in the PELP transaction.

NOI from the PELP properties acquired prior to the PELP transaction was obtained from the accounting records of PELP without adjustment. The accounting records were subject to internal review by us. The table below provides Same-Center NOI detail for the non-ownership periods of PELP, which were the periods ended October 3, 2017, and the year ended December 31, 2016.

	2017	2016
Revenues:
Rental income(1)	$37,860	$49,046
Tenant recovery income	10,537	13,781
Other property income	520	259
Total revenues	48,917	63,086
Operating expenses:
Property operating expenses	8,214	11,529
Real estate taxes	5,947	7,496
Total operating expenses	14,161	19,025
Total Same-Center NOI	$34,756	$44,061
(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

Funds from Operations and Modified Funds from Operations—FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) attributable to common shareholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for impairment losses on depreciable real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. We calculate FFO Attributable to Stockholders and Convertible Noncontrolling Interests in a manner consistent with the NAREIT definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock.

MFFO is an additional performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. MFFO excludes the following items:

•	acquisition and transaction expenses;
•	straight-line rent amounts, both income and expense;
•	amortization of above- or below-market intangible lease assets and liabilities;
•	amortization of discounts and premiums on debt investments;
•	gains or losses from the early extinguishment of debt;
•	gains or losses on the extinguishment of derivatives, except where the trading of such instruments is a fundamental attribute of our operations;
•	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting;
•	expenses related to the vesting of Class B units issued to our former advisors in connection with asset management services provided and the reclassification of distributions on those units to equity;
•	termination of affiliate arrangements; and
•	adjustments related to the above items for joint ventures and noncontrolling interests and unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. We believe it is more reflective of our core operating performance and provides an additional measure to compare our performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss) but have no impact on cash flows.

FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should not be considered alternatives to net income (loss) or income (loss) from continuing operations under GAAP, as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.

Accordingly, FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO and provides additional information related to our operations (in thousands):

	2017	2016(1)	2015(1)
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net (loss) income	$(41,718)	$9,043	$13,561
Adjustments:
Depreciation and amortization of real estate assets	127,771	106,095	101,479
Gain on sale of property	(1,760)	(4,732)	—
FFO attributable to the Company	84,293	110,406	115,040
Adjustments attributable to noncontrolling interests not convertible into common stock	(143)	—	—
FFO attributable to stockholders and convertible noncontrolling interests	$84,150	$110,406	$115,040
Calculation of MFFO
FFO attributable to stockholders and convertible noncontrolling interests	$84,150	$110,406	$115,040
Adjustments:
Transaction and acquisition expenses	16,243	5,803	5,404
Net amortization of above- and below-market leases	(1,984)	(1,208)	(821)
Amortization of intangible corporate assets	2,900	—	—
(Gain) loss on extinguishment of debt, net	(572)	(63)	2,095
Straight-line rent	(3,729)	(3,512)	(4,571)
Amortization of market debt adjustment	(1,115)	(2,054)	(2,685)
Change in fair value of derivatives	(201)	(1,510)	(118)
Noncash vesting of Class B units	24,037	—	—
Termination of affiliate arrangements	5,454	—	—
MFFO	$125,183	$107,862	$114,344
FFO Attributable to Stockholders and Convertible Noncontrolling Interests/MFFO per share
Weighted-average common shares outstanding - diluted(2)	196,506	186,665	186,394
FFO Attributable to Stockholders and Convertible Noncontrolling Interests per share - diluted	$0.43	$0.59	$0.62
MFFO per share - diluted	$0.64	$0.58	$0.61
(1)	Certain prior period amounts have been restated to conform with current year presentation.
(2)	OP units and restricted stock awards were dilutive to FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO for the years ended December 31, 2017, 2016, and 2015, and, accordingly, were included in the weighted-average common shares used to calculate diluted FFO Attributable to Stockholders and Convertible Noncontrolling Interests/MFFO per share.

Liquidity and Capital Resources

General—Our principal cash demands, aside from standard operating expenses, are for investments in real estate, capital expenditures, repurchases of common stock, distributions to stockholders, and principal and interest on our outstanding indebtedness. We intend to use our cash on hand, operating cash flows, and proceeds from debt financings, including borrowings under our unsecured credit facility, as our primary sources of immediate and long-term liquidity. On October 4, 2017, we completed the PELP transaction. Under the terms of the agreement, we issued 39.4 million OP units valued at approximately $401.6 million, assumed $504.7 million of debt, and paid approximately $30.4 million in cash (see Note 3).

As of December 31, 2017, we had cash and cash equivalents of $5.7 million, a net cash decrease of $2.5 million during the year ended December 31, 2017.

Operating Activities—Our net cash provided by operating activities consists primarily of cash inflows from rental income, tenant recovery payments, and fee and management income, offset by cash outflows for property operating expenses, real estate taxes, general and administrative expenses, and interest payments.

Our cash flows from operating activities were $108.9 million for the year ended December 31, 2017, compared to $103.1 million for the same period in 2016. The increase was primarily due to favorable changes that resulted from having a larger portfolio, earning fee and management income, and improvements in same-center operating results. The increase was offset by increased expenses related to the PELP transaction and the redemption of unvested Class B units that had been earned by our former advisor for historical asset management services at the estimated value per share on the date of redemption (see Note 11).

Investing Activities—Net cash flows from investing activities are affected by business combinations and the nature, timing, and extent of improvements to, as well as acquisitions and dispositions of, real estate and real estate-related assets, as we continue to evaluate the market for available properties and may acquire properties when we believe strategic opportunities exist.

Our net cash used in investing activities was $620.7 million for the year ended December 31, 2017, compared to $226.2 million for the same period in 2016. The increase in cash used primarily resulted from repaying PELP’s corporate debt that was assumed in the PELP transaction, as well as net cash paid to PELP as part of the transaction.

During the year ended December 31, 2017, we acquired 84 shopping centers, including 76 shopping centers through the PELP transaction (see Note 3 for more detail). The net cash impact of the PELP transaction was a $456.7 million outlay. For the eight grocery-anchored shopping centers purchased outside of the PELP transaction, we had a total cash outlay of $159.7 million. During the same period in 2016, we acquired seven grocery-anchored shopping centers and additional real estate adjacent to previously acquired centers for a total cash outlay of $201.1 million.

Financing Activities—Net cash flows from financing activities are affected by payments of distributions, share repurchases, principal and other payments associated with our outstanding debt, and borrowings during the period. As our debt obligations mature, we intend to refinance the remaining balance, if possible, or pay off the balances at maturity using proceeds from operations and/or corporate-level debt. Our net cash provided by financing activities was $509.4 million for the year ended December 31, 2017, compared to net cash flow provided by financing activities of $90.7 million for the same period in 2016.

In conjunction with the PELP transaction, we entered into two new term loan agreements. The first term loan was for $375 million, $310 million of which was drawn in October 2017 with the remaining $65 million drawn in January 2018, and matures in April 2022. The second term loan was for $175 million and matures in October 2024. To increase the availability on our revolving credit facility, which had neared capacity due to acquisitions and other liquidity needs, we also executed two new secured loan facilities with principal balances of $175 million and $195 million that mature in November 2026 and November 2027, respectively. For more information regarding our term loans and secured loan facilities, see Note 7.

The $476.1 million increase in our net borrowings was partially offset by increased share repurchases in January 2017 (see Note 11), increased cash distributions as a result of all distributions being paid in cash in May due to the suspension of the DRIP as well as fewer investors participating in the DRIP, and the redemption of OP units that had been earned by our former advisor for historical asset management services.

As of December 31, 2017, our debt to total enterprise value was 41.8%. Debt to total enterprise value is calculated as net debt (total debt of $1.8 billion, excluding below-market debt adjustments of $5.3 million and adding back deferred financing costs of $16.0 million, less cash and cash equivalents of $5.7 million) as a percentage of enterprise value (equity value, calculated as 229.7 million shares of common stock and OP units outstanding multiplied by the estimated value per share of $11.00 as of December 31, 2017, plus net debt).

Our debt is subject to certain covenants. As of December 31, 2017, we were in compliance with the restrictive covenants of our outstanding debt obligations. We expect to continue to meet the requirements of our debt covenants over the short- and long-term. Our debt to total enterprise value and debt covenant compliance as of December 31, 2017, allow us access to future borrowings as needed.

Our revolving credit facility has a capacity of $500 million and a current interest rate of LIBOR plus 1.4%. As of December 31, 2017, $438.4 million was available for borrowing under the revolving credit facility. In October 2017, the maturity date of the revolving credit facility was extended to October 2021, with additional options to extend the maturity to October 2022.

Activity related to distributions to our common stockholders and OP unit holders for the years ended December 31, 2017 and 2016, is as follows (in thousands):

	2017	2016
Gross distributions paid to common stockholders	$123,324	$123,141
Distributions reinvested through DRIP	(49,126)	(58,872)
Net cash distributions paid to common stockholders	74,198	64,269
Cash distributions paid to OP unit holders	7,025	1,866
Net cash distributions	$81,223	$66,135
Net (loss) income attributable to stockholders	$(38,391)	$8,932
Net cash provided by operating activities	$108,861	$103,076
FFO attributable to stockholders and convertible noncontrolling interests(1)	$84,150	$110,406
(1)	See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures - Funds from Operations and Modified Funds from Operations, for the definition of FFO, information regarding why we present FFO Attributable to Stockholders and Convertible Noncontrolling Interests, as well as for a reconciliation of this non-GAAP financial measure to net (loss) income on the consolidated statements of operations.

We paid distributions monthly and expect to continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions, or other factors, as determined by our Board, make it imprudent to do so. The timing and amount of distributions is determined by our Board and is influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain, and which does not necessarily equal net income (loss) as calculated in accordance with GAAP). We generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year due to meeting the REIT qualification requirements. However, we may be subject to certain state and local taxes on our income, property, or net worth and to federal income and excise taxes on our undistributed income.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Contractual Commitments and Contingencies

Our contractual obligations as of December 31, 2017, were as follows (in thousands):

	Payments due by period
	Total	2018	2019	2020	2021	2022	Thereafter
Long-term debt obligations - principal payments(1)	$1,817,786	$8,142	$109,192	$182,323	$254,570	$341,169	$922,390
Long-term debt obligations - interest payments(2)	344,396	61,441	58,656	53,959	47,650	36,614	86,076
Operating lease obligations	2,945	1,101	773	310	188	185	388
Total	$2,165,127	$70,684	$168,621	$236,592	$302,408	$377,968	$1,008,854
(1)	The revolving credit facility, which matures in October 2021, has options to extend the maturity to October 2022. Portions of our term loan facilities with maturities in 2019 and 2020 have options to extend their maturities to 2021. We will consider options for refinancing the $100 million term loan maturing in February 2019 or exercising the option upon maturity. As of December 31, 2017, the availability on our revolving credit facility exceeded the balance on the loan maturing in 2019. The term loan maturing in 2020 also has options to extend its maturity to 2021.
(2)	Future variable-rate interest payments are based on interest rates as of December 31, 2017, including the impact of our swap agreements.

Our portfolio debt instruments and the unsecured revolving credit facility contain certain covenants and restrictions. The following is a list of certain restrictive covenants specific to the unsecured revolving credit facility that were deemed significant:

•	limits the ratio of debt to total asset value, as defined, to 60% or less with a surge to 65% following a material acquisition;
•	requires the fixed-charge ratio, as defined, to be 1.5 to 1.0 or greater or 1.4 to 1.0 following a material acquisition;
•	limits the ratio of cash dividend payments to FFO, as defined, to be less than 95%.

As of December 31, 2017, we were in compliance with the restrictive covenants of our outstanding debt obligations. We expect to continue to meet the requirements of our debt covenants over the short and long term.

Phillips Edison & Company, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2018

Phillips Edison & Company, Inc. is sometimes referred to in this section as “we,” “us” or “our.” The following discussion and analysis should be read in conjunction with PECO’s accompanying consolidated financial statements on pages F-49 to F-52 and notes thereto. References to “Notes” in this section are to the notes on pages F-53 to F-69. See also “Cautionary Note Regarding Forward-Looking Statements” on page 46.

Overview

We were formed as a Maryland corporation in 2009, and elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2010. We are one of the nation’s largest owners and operators of market-leading, grocery-anchored shopping centers. The majority of our revenues are lease revenues derived from our owned real estate investments. Additionally, we operate a third-party investment management business that provides comprehensive real estate and asset management services to the Managed Funds.

Proposed REIT II Merger

In July 2018, we entered into a Merger Agreement, pursuant to which we will merge with REIT II, and we will continue as the surviving corporation, in a 100% stock transaction valued at approximately $1.9 billion. To complete the proposed Merger, we will issue 2.04 shares of our common stock in exchange for each issued and outstanding share of REIT II common stock, which is equivalent to $22.54 based on our most recent EVPS of $11.05. The exchange ratio is based on a thorough review of the relative valuation of each entity, including factoring in our growing investment management business as well as each company’s transaction costs. REIT II’s outstanding debt of approximately $800.0 million is expected to be refinanced or assumed by us at closing under the terms of the Merger Agreement.

We expect the Merger to create meaningful operational and financial benefits, including:

•	Materially Improve Portfolio while Maintaining Exclusive Grocery Focus - The Merger will result in a portfolio comprising 321 grocery-anchored shopping centers with more than 36.6 million square feet located in 33 states with an emphasis on necessity-based retailers, which have proven to be internet resistant and recession resilient. This institutional-quality portfolio has higher occupancy rates, higher annualized base rent per square foot, and improved demographics on a pro forma basis.
•	Increase Size, Scale, and Market Prominence - Given our enhanced size, scale and portfolio demographics, the combined company will have improved access to the capital markets, which can be used to support strategic investments to drive future growth opportunities.
•	Actively Position Us for Liquidity - This Merger is an important step towards a full cycle liquidity event for shareholders.
•	Improve Earnings Quality and Maintain Distribution Coverage - We expect the Merger to increase the percentage of earnings from real estate. Real estate earnings are more highly valued in the public equity markets than management fee income, given the long-term, recurring nature of owning and operating real estate. We estimate that pro forma Funds from Operations (“FFO”) for the combined company will exceed pro forma distributions.
•	Maintain Healthy Leverage Ratio and Strong Balance Sheet - The combined company’s leverage ratio would have improved on a net debt/total enterprise value basis. Our fixed-rate percentage of debt remains stable on a pro forma basis compared to prior to the Merger.
•	Accelerate Strategy to Simplify Business Model - We expect to realize the synergies of operating a combined enterprise that remains focused on driving shareholder value and expect a seamless integration process as our management company has overseen REIT II since inception.

Below are statistical highlights of our portfolio:

	Total Portfolio as of June 30, 2018	Property Acquisitions During the Six Months Ended June 30, 2018
Number of properties	235	1
Number of states	32	1
Total square feet (in thousands)	26,272	135
Leased % of rentable square feet	93.8%	71.3%
Average remaining lease term (in years)(1)	4.0	3.6
(1)	The average remaining lease term in years excludes future options to extend the term of the lease.

Lease Expirations—The following chart shows, on an aggregate basis, all of the scheduled lease expirations after June 30, 2018, for each of the next ten years and thereafter for our 235 shopping centers. The chart shows the leased square feet and ABR represented by the applicable lease expiration year (dollars and square feet in thousands):

Subsequent to June 30, 2018, we renewed approximately 331,000 total square feet and $3.6 million of total ABR of the leases expiring.

Portfolio Tenancy—We define national tenants as those tenants that operate in at least three states. Regional tenants are defined as those tenants that have at least three locations. The following charts present the composition of our portfolio by tenant type as of June 30, 2018:

The following charts present the composition of our portfolio by tenant industry as of June 30, 2018:

The following table presents our top tenants, grouped according to parent company, by ABR as of June 30, 2018 (dollars and square feet in thousands):

Tenant	ABR	% of ABR	Leased Square Feet	% of Leased Square Feet	Number of Locations(1)
Kroger	$25,834	9.1%	3,138	12.7%	55
Publix Super Markets	17,258	6.1%	1,715	7.0%	37
Ahold Delhaize	10,233	3.6%	854	3.5%	19
Albertsons-Safeway	9,461	3.4%	924	3.7%	17
Giant Eagle	6,764	2.4%	700	2.8%	9
Walmart	5,562	2.0%	1,213	4.9%	11
Dollar Tree	3,591	1.3%	409	1.7%	41
Raley's	3,547	1.3%	193	0.8%	3
SUPERVALU	2,884	1.0%	371	1.5%	9
Southeastern Grocers(2)	2,673	0.9%	310	1.3%	8
	$87,807	31.1%	9,827	39.9%	209
(1)	Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores.
(2)	In March 2018, Southeastern Grocers, the parent company of Winn Dixie and Bi-Lo, filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. Since that time, Southeastern Grocers has emerged from bankruptcy and all of our leases with them have been assumed and remain in full force and effect.

Results of Operations

Segment Information

As part of the PELP transaction we acquired PELP’s third-party investment management business. Prior to the completion of the transaction, we were externally-managed, and our only reportable segment was related to the aggregated operating results of our owned real estate. Therefore, there is no data available prior to October 4, 2017, for the Investment Management segment for comparative purposes. For more detail regarding our segments, see Note 15.

Segment Profit, which is a non-GAAP financial measure, represents revenues less property operating, real estate tax, and general and administrative expenses that are attributable to our reportable segments. We use Segment Profit to evaluate the results of our segments and believe that this measure provides a useful comparison of our revenues based on the source of those revenues and the expenses that are directly related to them. However, Segment Profit should not be viewed as an alternative to results prepared in accordance with GAAP.

Summary of Operating Activities for the Three Months Ended June 30, 2018 and 2017

	Three Months Ended June 30,		Favorable (Unfavorable) Change
(in thousands, except per share amounts)	2018	2017	$	%
Segment Profit:
Owned Real Estate	$66,961	$48,515	$18,446	38.0%
Investment Management	2,761	—	2,761	NM
Total segment profit	69,722	48,515	21,207	43.7%
Corporate general and administrative expenses	(9,226)	(8,325)	(901)	(10.8)%
Depreciation and amortization	(46,385)	(28,207)	(18,178)	(64.4)%
Impairment of real estate assets	(10,939)	—	(10,939)	NM
Interest expense, net	(17,051)	(9,501)	(7,550)	(79.5)%
Transaction expenses	—	(4,383)	4,383	NM
Other (expense) income, net	(197)	680	(877)	(129.0)%
Net loss	(14,076)	(1,221)	(12,855)	NM
Net loss attributable to noncontrolling interests	2,725	28	2,697	NM
Net loss attributable to stockholders	$(11,351)	$(1,193)	$(10,158)	NM

Owned Real Estate - Segment Profit

	Three Months Ended June 30,		Favorable (Unfavorable) Change
(in thousands, except per share amounts)	2018	2017	$	%
Total revenues	$94,899	$69,851	$25,048	35.9%
Property operating expenses(1)	(14,058)	(10,297)	(3,761)	(36.5)%
Real estate tax expenses	(13,076)	(10,155)	(2,921)	(28.8)%
General and administrative expenses(2)	(804)	(884)	80	9.0%
Segment profit	$66,961	$48,515	$18,446	38.0%
(1)	Property operating expenses include (i) operating and maintenance expense, consisting of property-related costs such as repairs, general maintenance, landscaping, snow removal, utilities, property insurance, security, and various other property-related expenses; (ii) bad debt expense; and (iii) allocated property management costs subsequent to the PELP transaction and property management costs prior to the transaction.
(2)	General and administrative expenses were primarily attributed to the costs of managing the administration of the properties, including support for leasing activities and legal costs.

Of our $25.0 million increase in revenues, $24.4 million was related to the acquisition of properties from PELP, as well as other asset acquisitions since January 1, 2017. The $0.7 million increase in revenues on properties acquired before January 1, 2017, exclusive of the PELP transaction was driven by a $0.24 increase in minimum rent per square foot and a 0.3% increase in occupancy. Significant changes in Owned Real Estate expenses between the three months ended June 30, 2018 and 2017, were as follows:

(Unfavorable) Favorable Fluctuations

Property Operating
$(3.3)
$(0.3)
$(0.2)
Real Estate Taxes
$(2.5)
$(0.4)
$(0.1)
General and Administrative Expenses
$(0.4)
$0.1
$0.4
-$4
-$2
$0
$2
Change related to 76 properties acquired from PELP
Change related to properties acquired after December 31, 2016, exclusive of the PELP transaction, net of properties disposed of
Change related to our same-center portfolio

Investment Management - Segment Profit

(in thousands, except per share amounts)	Three Months Ended June 30, 2018
Total revenues	$9,274
Operating expenses	(2,843)
Corporate real estate tax expenses	(250)
General and administrative expenses	(3,420)
Segment profit	$2,761
•	Total revenues were primarily compromised of the following:
–	$4.1 million was attributed to advisory agreements, including acquisition, disposition, and asset management fees, between us and the Managed Funds.
–	$4.5 million was attributed to property management agreements, including property management fees, leasing commissions, and construction management fees, between us and the Managed Funds.
–	For additional detail regarding our fees and management income, see Note 12.
•	The $2.8 million in operating expenses was primarily related to employee compensation costs to manage the daily property operations of the Managed Funds, as well as insurance costs related to our captive insurance company.
•	General and administrative expenses were primarily attributed to operational costs, as well as employee compensation costs for managing the day-to-day affairs of the Managed Funds, identifying and making acquisitions and investments on their behalf, and communicating with the respective boards of directors and investors of the Managed Funds.

Corporate General and Administrative Expenses

•	The $0.9 million increase in corporate general and administrative expenses was related to personnel costs and expenses related to our corporate headquarters following the PELP transaction, offset by the elimination of the asset management fee.

Depreciation and Amortization

•	The $18.2 million increase in depreciation and amortization included a $17.3 million increase related to the 76 properties, the management contracts, and the corporate assets acquired in the PELP transaction.
•	The remaining increase was primarily related to properties acquired after December 31, 2016, excluding properties acquired in the PELP transaction.

Impairment of Real Estate Assets

•	During the three months ended June 30, 2018, we recognized an impairment charge totaling $10.9 million associated with the anticipated potential disposition of a certain property with a net book value in excess of its estimated fair value. See Note 5 for more details.

Interest Expense, Net

•	Interest expense, net was comprised of the following for the three months ended June 30, 2018 and 2017 (dollars in thousands):
	Three Months Ended June 30,
	2018	2017
Interest on revolving credit facility	$688	$1,650
Interest on term loans, net	9,579	4,465
Interest on mortgages	6,074	2,482
Capitalized interest	(144)	—
Amortization of deferred financing costs and assumed market debt adjustments	854	904
Interest expense, net	$17,051	$9,501

Weighted-average interest rate as of end of period	3.5%	3.1%
Weighted-average term (in years) as of end of period	4.9	3.4

Transaction Expenses

•	The $4.4 million decrease in transaction expenses was due to costs associated with the PELP transaction in 2017.

Other (Expense) Income, Net

•	The $0.9 million decrease in other income was primarily due to a $1.5 million increase in the fair value of our earn-out liability (see Note 14), offset by a favorable change resulting from gains on two property sales (see Note 5).

Summary of Operating Activities for the Six Months Ended June 30, 2018 and 2017

	Six Months Ended June 30,		Favorable (Unfavorable) Change
(in thousands, except per share amounts)	2018	2017	$	%
Segment Profit:
Owned Real Estate	$132,470	$94,414	$38,056	40.3%
Investment Management	6,141	—	6,141	NM
Total segment profit	138,611	94,414	44,197	46.8%
Corporate general and administrative expenses	(16,639)	(15,392)	(1,247)	(8.1)%
Depreciation and amortization	(92,812)	(55,831)	(36,981)	(66.2)%
Impairment of real estate assets	(10,939)	—	(10,939)	NM
Interest expense, net	(33,830)	(17,891)	(15,939)	(89.1)%
Transaction expenses	—	(6,023)	6,023	NM
Other (expense) income, net	(304)	636	(940)	(147.8)%
Net loss	(15,913)	(87)	(15,826)	NM
Net income attributable to noncontrolling interests	2,962	—	2,962	NM
Net loss attributable to stockholders	$(12,951)	$(87)	$(12,864)	NM

Owned Real Estate - Segment Profit

	Six Months Ended June 30,		Favorable (Unfavorable) Change
(in thousands, except per share amounts)	2018	2017	$	%
Total revenues	$189,253	$138,154	$51,099	37.0%
Property operating expenses(1)	(29,516)	(21,729)	(7,787)	(35.8)%
Real estate tax expenses	(26,038)	(20,413)	(5,625)	(27.6)%
General and administrative expenses(2)	(1,229)	(1,598)	369	23.1%
Segment profit	$132,470	$94,414	$38,056	40.3%
(1)	Property operating expenses include (i) operating and maintenance expense, consisting of property-related costs such as repairs, general maintenance, landscaping, snow removal, utilities, property insurance, security, and various other property-related expenses; (ii) bad debt expense; and (iii) allocated property management costs subsequent to the PELP transaction and property management costs prior to the transaction.
(2)	General and administrative expenses were primarily attributed to the costs of managing the administration of the properties, including support for leasing activities and legal costs.

Of our $51.1 million increase in revenues, $50.0 million was related to the acquisition of properties from PELP, as well as other asset acquisitions since January 1, 2017. The $1.1 million increase in revenues on properties acquired before January 1, 2017, exclusive of the PELP transaction (“same-center portfolio”) was driven by a $0.24 increase in minimum rent per square foot and a 0.3% increase in occupancy. Significant changes in Owned Real Estate expenses between the six months ended June 30, 2018 and 2017, were as follows:

(Unfavorable) Favorable Fluctuations

Property Operating
Real Estate Taxes
General and Administrative Expenses
$(6.7)
$(0.9)
$(0.2)
$(5.3)
$(1.0)
$0.7
$(0.5)
$(0.1)
$0.8
-$8
-$6
-$4
-$2
$0
$2
Change related to 76 properties acquired from PELP
Change related to properties acquired after December 31, 2016, exclusive of the PELP transaction, net of properties disposed of
Change related to our Same-center portfolio

Investment Management - Segment Profit

(in thousands, except per share amounts)	Six Months Ended June 30, 2018
Total revenues	$18,119
Operating expenses	(5,500)
Corporate real estate tax expenses	(435)
General and administrative expenses	(6,043)
Segment profit	$6,141
•	Total revenues were primarily compromised of the following:
–	$7.9 million was attributed to advisory agreements, including acquisition, disposition, and asset management fees, between us and the Managed Funds.
–	$8.8 million was attributed to property management agreements, including property management fees, leasing commissions, and construction management fees, between us and the Managed Funds.
•	The $5.5 million of operating expenses was primarily related to employee compensation costs to manage the daily property operations of the Managed Funds, as well as insurance costs related to our captive insurance company.
•	General and administrative expenses were primarily attributed to operational costs, as well as employee compensation costs for managing the day-to-day affairs of the Managed Funds, identifying and making acquisitions and investments on their behalf, and communicating with the respective boards of directors and investors of the Managed Funds.

Corporate General and Administrative Expenses

•	The $1.2 million increase in corporate general and administrative expenses was related to personnel costs and expenses related to our corporate headquarters following the PELP transaction, offset by the elimination of the asset management fee.

Depreciation and Amortization

•	The $37.0 million increase in depreciation and amortization included a $34.7 million increase related to the 76 properties, the management contracts, and the corporate assets acquired in the PELP transaction.
•	The remaining increase was primarily related to properties acquired after December 31, 2016, excluding properties acquired in the PELP transaction.

Impairment of Real Estate Assets

•	During the six months ended June 30, 2018, we recognized an impairment charge totaling $10.9 million associated with the anticipated potential disposition of a certain property with a net book value in excess of its estimated fair value. See Note 5 for more details.

Interest Expense, Net

•	Interest expense, net was comprised of the following for the six months ended June 30, 2018 and 2017 (dollars in thousands):
	Six Months Ended June 30,
	2018	2017
Interest on revolving credit facility	$1,081	$2,963
Interest on term loans, net	18,872	8,647
Interest on mortgages	12,337	4,987
Capitalized interest	(270)	—
Amortization and write-off of deferred financing costs and assumed market debt adjustments	1,810	1,294
Interest expense, net	$33,830	$17,891

Weighted-average interest rate as of end of period	3.5%	3.1%
Weighted-average term (in years) as of end of period	4.9	3.4

Transaction Expenses

•	The $6.0 million decrease in transaction expenses was due to costs associated with the PELP transaction in 2017.

Other (Expense) Income, Net

•	The $0.9 million decrease in other income was primarily due to a $1.5 million expense to increase the fair value of our earn-out liability (see Note 14), offset by a favorable change resulting from gains on two property sales (see Note 5).

Leasing Activity—The average rent per square foot and cost of executing leases fluctuates based on the tenant mix, size of the space, and lease term. Leases with national and regional tenants generally require a higher cost per square foot than those with local tenants. However, such tenants will also pay for a longer term. As we continue to attract more of these national and regional tenants, our costs to lease may increase.

Below is a summary of leasing activity for the three months ended June 30, 2018 and 2017:

	Total Deals		Inline Deals(1)
	2018	2017(2)	2018	2017(2)
New leases:
Number of leases	44	45	42	44
Square footage (in thousands)	119	108	93	94
First-year base rental revenue (in thousands)	$1,905	$2,028	$1,679	$1,937
Average rent per square foot (“PSF”)	$16.04	$18.79	$17.98	$20.57
Average cost PSF of executing new leases(3)	$23.92	$34.06	$23.84	$35.02
Number of comparable leases(4)	12	17	11	17
Comparable rent spread(4)	15.1%	23.6%	4.3%	23.6%
Weighted average lease term (in years)	6.0	8.3	5.5	7.4
Renewals and options:
Number of leases	134	85	124	80
Square footage (in thousands)	650	380	290	157
First-year base rental revenue (in thousands)	$8,203	$5,356	$4,980	$3,602
Average rent PSF	$12.62	$14.10	$17.16	$22.88
Average rent PSF prior to renewals	$11.74	$13.09	$15.61	$20.51
Percentage increase in average rent PSF	7.3%	7.7%	9.7%	11.5%
Number of comparable leases(4)	98	65	95	65
Comparable rent spread(4)	7.9%	15.6%	9.8%	15.6%
Average cost PSF of executing renewals and options(3)	$2.45	$2.83	$3.62	$5.16
Weighted average lease term (in years)	5.0	5.1	4.6	5.3
Portfolio retention rate(5)	94.9%	91.0%	89.2%	90.2%
(1)	We consider an inline deal to be a lease for less than 10,000 square feet of gross leasable area (“GLA”).
(2)	Leasing activity in 2017 does not reflect activity for the PELP properties acquired on October 4, 2017.
(3)	The cost of executing new leases, renewals, and options includes leasing commissions, tenant improvement costs, and tenant concessions. The costs associated with landlord improvements are excluded for repositioning and redevelopment projects, if any.
(4)	The comparable rent spread compares the percentage increase (or decrease) of new or renewal leases (excluding options) to the expiring lease of a unit that was occupied within the past 12 months.
(5)	The portfolio retention rate is calculated by dividing (a) total square feet of retained tenants with current period lease expirations by (b) the square feet of leases expiring during the period.

Below is a summary of leasing activity for the six months ended June 30, 2018 and 2017(1):

	Total Deals		Inline Deals
	2018	2017	2018	2017
New leases:
Number of leases	118	92	113	89
Square footage (in thousands)	363	239	264	196
First-year base rental revenue (in thousands)	$5,141	$4,183	$4,440	$3,854
Average rent PSF	$14.15	$17.54	$16.84	$19.61
Average cost PSF of executing new leases	$24.48	$31.78	$24.74	$34.32
Number of comparable leases	33	32	31	31
Comparable rent spread	18.1%	24.8%	10.2%	20.8%
Weighted average lease term (in years)	6.8	8.2	6.7	7.6
Renewals and options:
Number of leases	251	170	229	157
Square footage (in thousands)	1,224	806	489	327
First-year base rental revenue (in thousands)	$15,829	$12,467	$9,024	$7,662
Average rent PSF	$12.93	$15.47	$18.44	$23.46
Average rent PSF prior to renewals	$11.95	$14.22	$16.65	$20.95
Percentage increase in average rent PSF	8.2%	8.8%	10.6%	12.0%
Number of comparable leases	185	128	177	125
Comparable rent spread	9.4%	14.1%	11.6%	14.9%
Average cost PSF of executing renewals and options	$2.76	$3.02	$4.02	$5.19
Weighted average lease term (in years)	4.9	5.1	4.8	5.3
Portfolio retention rate	91.6%	93.4%	82.9%	89.0%
(1)	See the footnotes to the summary of leasing activity table for the three months ended June 30, 2018, for more detail regarding certain items throughout this table.

Non-GAAP Measures

Pro Forma Same-Center Net Operating Income—Same-Center NOI represents the NOI for the properties that were owned and operational for the entire portion of both comparable reporting periods. For purposes of evaluating Same-Center NOI on a comparative basis, and in light of the PELP transaction, we are presenting Pro Forma Same-Center NOI, which is Same-Center NOI on a pro forma basis as if the transaction had occurred on January 1, 2017. This perspective allows us to evaluate Same-Center NOI growth over a comparable period. As of June 30, 2018, we had 224 same-center properties, including 74 same-center properties acquired in the PELP transaction. Pro Forma Same-Center NOI is not necessarily indicative of what actual Same-Center NOI and growth would have been if the PELP transaction had occurred on January 1, 2017, nor does it purport to represent Same-Center NOI and growth for future periods.

Pro Forma Same-Center NOI highlights operating trends such as occupancy rates, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Pro Forma Same-Center NOI may not be comparable to other REITs.

Pro Forma Same-Center NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, depreciation and amortization, interest expense, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

The table below compares Pro Forma Same-Center NOI for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Favorable (Unfavorable)		Six Months Ended June 30,		Favorable (Unfavorable)
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Revenues:
Rental income(1)	$66,299	$63,916	$2,383		$131,511	$128,196	$3,315
Tenant recovery income	20,510	20,108	402		41,661	41,202	459
Other property income	591	387	204		1,161	861	300
Total revenues	87,400	84,411	2,989	3.5%	174,333	170,259	4,074	2.4%
Operating expenses:
Property operating expenses	12,284	13,318	1,034		25,904	27,904	2,000
Real estate taxes	12,713	12,496	(217)		24,973	25,211	238
Total operating expenses	24,997	25,814	817	3.2%	50,877	53,115	2,238	4.2%
Total Pro Forma Same-Center NOI	$62,403	$58,597	$3,806	6.5%	$123,456	$117,144	$6,312	5.4%
(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

Below is a reconciliation of Net Loss to Owned Real Estate NOI and Pro Forma Same-Center NOI for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net loss	$(14,076)	$(1,221)	$(15,913)	$(87)
Adjusted to exclude:
Fees and management income	(9,137)	—	(17,849)	—
Straight-line rental income	(1,409)	(1,451)	(2,489)	(1,943)
Net amortization of above- and below-market leases	(983)	(357)	(1,990)	(686)
Lease buyout income	(43)	(1,085)	(66)	(1,112)
General and administrative expenses	13,450	9,209	23,911	16,990
Depreciation and amortization	46,385	28,207	92,812	55,831
Impairment of real estate assets	10,939	—	10,939	—
Interest expense, net	17,051	9,501	33,830	17,891
Transaction expenses	—	4,383	—	6,023
Other	102	(680)	115	(636)
Property management allocations to third-party assets under management(1)	4,001	—	7,791	—
Owned Real Estate NOI(2)	66,280	46,506	131,091	92,271
Less: NOI from centers excluded from same-center	(3,877)	(1,247)	(7,635)	(1,672)
NOI prior to October 4, 2017, from same-center properties acquired in the PELP transaction(3)	—	13,338	—	26,545
Total Pro Forma Same-Center NOI	$62,403	$58,597	$123,456	$117,144
(1)	This represents property management expenses allocated to third-party owned properties based on the property management fee that is provided for in the individual management agreements under which our investment management business provides services.

(2)	Segment Profit, presented in Results of Operations, differs from NOI primarily because of revenue exclusions made, including straight-line rental income, net amortization of above- and below market leases, and lease buyout income, when calculating NOI.
(3)	See calculation on the following page.

NOI from the PELP properties acquired prior to the PELP transaction was obtained from the accounting records of PELP without adjustment. The accounting records were subject to internal review by us. The table below provides Same-Center NOI detail for the non-ownership period of PELP, which was the three and six months ended June 30, 2017 (in thousands):

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Revenues:
Rental income(1)	$14,834	$29,600
Tenant recovery income	3,973	8,217
Other property income	205	453
Total revenues	19,012	38,270
Operating expenses:
Property operating expenses	3,168	6,701
Real estate taxes	2,506	5,024
Total operating expenses	5,674	11,725
Total Same-Center NOI	$13,338	$26,545
(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

Funds from Operations and Modified Funds from Operations—FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) attributable to common shareholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for impairment losses on depreciable real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. We calculate FFO Attributable to Stockholders and Convertible Noncontrolling Interests in a manner consistent with the NAREIT definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock.

MFFO is an additional performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. MFFO excludes the following items:

•	acquisition and transaction expenses;
•	straight-line rent amounts, both income and expense;
•	amortization of above- or below-market intangible lease assets and liabilities;
•	amortization of discounts and premiums on debt investments;
•	gains or losses from the early extinguishment of debt;
•	gains or losses on the extinguishment of derivatives, except where the trading of such instruments is a fundamental attribute of our operations;
•	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting;
•	gains or losses related to fair value adjustments for our earn-out liability; and
•	adjustments related to the above items for joint ventures and noncontrolling interests and unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. We believe it is more reflective of our core operating performance and provides an additional measure to compare our performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss) but have no impact on cash flows.

FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should not be considered alternatives to net income (loss) or income (loss) from continuing operations under GAAP, as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.

Accordingly, FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO and provides additional information related to our operations for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017(1)
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net loss	$(14,076)	$(1,221)	$(15,913)	$(87)
Adjustments:
Depreciation and amortization of real estate assets	42,841	28,207	85,140	55,831
Impairment of real estate assets	10,939	—	10,939	—
Gain on disposal of properties	(985)	—	(985)	—
FFO attributable to the Company	38,719	26,986	79,181	55,744
Adjustments attributable to noncontrolling interests not convertible into common stock	(31)	—	(128)	—
FFO attributable to stockholders and convertible noncontrolling interests	$38,688	$26,986	$79,053	$55,744
Calculation of MFFO
FFO attributable to stockholders and convertible noncontrolling interests	$38,688	$26,986	$79,053	$55,744
Adjustments:
Net amortization of above- and below-market leases	(982)	(357)	(1,990)	(688)
Depreciation and amortization of corporate assets	3,544	—	7,672	—
Loss (gain) on extinguishment of debt, net	145	—	145	(524)
Straight-line rent	(1,414)	(1,451)	(2,471)	(1,943)
Amortization of market debt adjustment	(465)	(293)	(737)	(571)
Change in fair value of earn-out liability	1,500	—	1,500	—
Transaction expenses	—	4,383	—	6,023
Other	(71)	187	(41)	140
MFFO	$40,945	$29,455	$83,131	$58,181

FFO Attributable to Stockholders and Convertible Noncontrolling Interests/MFFO per share
Weighted-average common shares outstanding - diluted(2)	228,909	185,911	229,628	183,178
FFO attributable to stockholders and convertible noncontrolling interests per share - diluted(2)	$0.17	$0.15	$0.34	$0.30
MFFO per share - diluted	$0.18	$0.16	$0.36	$0.32
(1)	Certain prior period amounts have been restated to conform with current year presentation.
(2)	Restricted stock awards were dilutive to FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO for the three and six months ended June 30, 2018 and 2017, and, accordingly, were included in the weighted-average common shares used to calculate diluted FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO per share.

Liquidity and Capital Resources

General—Aside from standard operating expenses, we expect our principal cash demands to be for:

•	investments in real estate, including the anticipated Merger with REIT II;
•	capital expenditures and leasing costs;
•	repurchases of common stock;
•	cash distributions to stockholders; and
•	principal and interest payments on our outstanding indebtedness.

We expect our primary sources of liquidity to be:

•	operating cash flows;
•	available, unrestricted cash and cash equivalents;
•	reinvested distributions, which are used for share repurchases;
•	proceeds from debt financings, including borrowings under our unsecured credit facility; and
•	proceeds from real estate dispositions.

We believe our sources of cash will provide adequate liquidity to fund our obligations.

The following table summarizes information about our debt as of June 30, 2018 and December 31, 2017 (in thousands):

	June 30, 2018	December 31, 2017
Total debt obligations, gross	$1,847,983	$1,817,786
Weighted average interest rate	3.5%	3.4%
Weighted average maturity	4.9	5.5

Revolving credit facility capacity	$500,000	$500,000
Revolving credit facility availability(1)	452,973	437,972
Revolving credit facility maturity(2)	October 2021	October 2021
(1)	Net of letters of credit.
(2)	The revolving credit facility has additional options to extend the maturity to October 2022.

As of June 30, 2018, we had cash, cash equivalents, and restricted cash of $25.0 million, a net decrease of $2.4 million during the six months ended June 30, 2018.

Below is a summary of our cash flow activity for the six months ended June 30, 2018 and 2017 (in thousands):

	2018	2017	$ Change	% Change
Net cash provided by operating activities	$77,812	$48,957	$28,855	58.9%
Net cash used in investing activities	(13,268)	(86,170)	72,902	(84.6)%
Net cash used in financing activities	(66,951)	(1,867)	(65,084)	NM

Operating Activities—Our net cash provided by operating activities was primarily impacted by the following:

•	Property operations—Most of our operating cash comes from rental and tenant recovery income, and is offset by property operating expenses, real estate taxes, and property-specific general and administrative costs. Our change in cash flows from property operations primarily results from owning a larger portfolio year-over-year, as well as a 5.4% increase in Pro Forma Same-Center NOI.
•	Fee and management income—Following the completion of the PELP transaction, we also generate operating cash from our third-party investment management business, offset by the operational costs of the business. Cash from fee and management income increased by $17.8 million.
•	Cash paid for interest—During the six months ended June 30, 2018, we paid $32.4 million for interest, an increase of $15.6 million over the same period in 2017.
•	Working capital—During the six months ended June 30, 2018, cash flows from working capital decreased due to an increase in accounts payable when compared to the same period in 2017, partially offset by a decrease in accounts receivable and an increase in prepaid rent.

Investing Activities—Our net cash used in investing activities was primarily impacted by the following:

•	Real estate acquisitions and dispositions—During the six months ended June 30, 2018, we acquired one shopping center for a total cash outlay of $9.2 million. During the same period in 2017, we acquired five shopping centers for a total cash outlay of $75.8 million. During the six months ended June 30, 2018, we disposed of two properties for a total cash inflow of $13.3 million. We did not have any dispositions during the same period in 2017.
•	Capital expenditures—We invest capital into leasing our properties and maintaining or improving the condition of our properties. During the six months ended June 30, 2018, cash used for capital expenditures decreased by $5.9 million over the same period in 2017.

Financing Activities—Net cash used in financing activities were primarily impacted by the following:

•	Debt borrowings and payments—Cash from financing activities is primarily affected by inflows from borrowings and outflows from payments on debt. As our debt obligations mature, we intend to refinance the remaining balance, if possible, or pay off the balances at maturity using proceeds from operations and/or corporate-level debt. In January 2018, we executed a $65 million delayed draw in January 2018 on one of our term loans entered into in October 2017, and used the proceeds to increase availability on our revolving credit facility. During the six months ended June 30, 2018, our net borrowings decreased by $51.6 million as a result of higher cash flows from operations and fewer acquisitions over the same period in 2017.
•	Distributions to stockholders and OP unit holders—There was a large increase in distributions paid to OP unit holders in 2018 as a result of issuing 39.4 million OP units in the PELP transaction. Cash used for distributions to common stockholders and OP unit holders increased by $12.6 million.
•	Share repurchases—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations (see Note 10). Cash outflows for share repurchases increased by $1.2 million.

Distributions—Activity related to distributions to our common stockholders and OP unit holders for the six months ended June 30, 2018 and 2017, was as follows (in thousands):

Distributions

$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$76,814
$77,812
$79,053
$24,899
$37,819
$14,096
$62,152
22,850
$38,520
$782
$48,957
$55,744
2018
2017
FFO attributable to stockholders and nonconvertible noncontrolling interests
Net cash provided by operating activities
Distributions reinvested through the DRIP
Cash distributions to common stockholders
Cash distributions to OP unit holders

We paid distributions monthly and expect to continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions, or other factors, as determined by our Board, make it imprudent to do so. The timing and amount of distributions is determined by our Board and is influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain, and which does not necessarily equal net income (loss) as calculated in accordance with GAAP). We generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year due to meeting the REIT qualification requirements. However, we may be subject to certain state and local taxes on our income, property, or net worth and to federal income and excise taxes on our undistributed income.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Debt—Our debt is subject to certain covenants and, as of June 30, 2018, we were in compliance with the restrictive covenants of our outstanding debt obligations. We expect to continue to meet the requirements of our debt covenants over the short- and long-term. Our debt to total enterprise value and debt covenant compliance as of June 30, 2018, allow us access to future borrowings as needed.

The following table presents our calculation of net debt to total enterprise value as of June 30, 2018 and December 31, 2017 (dollars in thousands):

	2018	2017
Net debt:
Total debt, excluding below-market adjustments and deferred financing costs	$1,847,983	$1,817,786
Less: Cash and cash equivalents	8,310	5,716
Total net debt	$1,839,673	$1,812,070
Enterprise Value:
Total net debt	$1,839,673	$1,812,070
Total equity value(1)	2,517,544	2,526,557
Total enterprise value	$4,357,217	$4,338,627

Net debt to total enterprise value	42.2%	41.8%
(1)	Total equity value is calculated as the product of the number of diluted shares outstanding and the estimated net asset value per share at the end of the period. There were 227.8 million and 229.7 million diluted shares outstanding as of June 30, 2018 and December 31, 2017, respectively.

ANNEX F

Phillips Edison Grocery Center REIT II, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2017

Phillips Edison Grocery Center REIT II, Inc. is sometimes referred to in this section as “we,” “us” or “our.” The following discussion and analysis should be read in conjunction with PE REIT II’s accompanying consolidated financial statements on pages F-70 to F-74 and notes thereto. References to “Notes” in this section are to the notes on pages F-75 to F-92. See also “Cautionary Note Regarding Forward-Looking Statements” on page 46.

Overview

We were formed as a Maryland corporation in June 2013, and elected to be taxed as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2014.

Below are statistical highlights of our portfolio:

	Total Portfolio as of December 31, 2017	Property Acquisitions During the Year Ended December 31, 2017
Number of properties(1)	85	11
Number of states	24	7
Total square feet (in thousands)	10,223	977
Leased % of rentable square feet	95.1%	94.2%
Average remaining lease term (in years)(2)	5.5	5.2
(1)	The number of properties does not include additional real estate purchased adjacent to previously acquired centers, and those properties contributed to the joint venture.
(2)	The average remaining lease term in years excludes future options to extend the term of the lease.

Market Outlook—Real Estate and Real Estate Finance Markets

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

According to the Bureau of Economic Analysis, as measured by the U.S. real gross domestic product (“GDP”), the U.S. economy’s growth increased 2.3% in 2017 as compared to 1.5% in 2016, according to preliminary estimates. The increase in real GDP in 2017 reflected positive contributions from personal consumption expenditures, nonresidential fixed investment, and exports. Imports, which are a subtraction in the calculation of GDP, increased. The acceleration in real GDP growth from 2016 to 2017 reflected upturns in nonresidential fixed investment and in exports, as well as a smaller decrease in private inventory investment. These upturns were offset partially by decelerations in residential fixed investment and in state and local government spending.

According to J.P. Morgan’s Global Economic Outlook Summary and 2018 REIT Outlook, real GDP is expected to grow approximately 2.5% in 2018. The U.S. retail real estate market displayed positive but decelerating fundamentals in 2017, with vacancy rates rising and increased emphasis on redevelopment pipelines.

Overall, retail real estate fundamentals remain strong but are expected to decelerate relative to previous years. Short-term interest rates are expected to increase in 2018 more than long-term interest rates. There is less occupancy to be gained in portfolios, new supply levels are below historical averages, and job growth is expected to be 1% monthly in 2018. Reductions to the corporate tax rate will add to economic growth, although commercial real estate is expected to benefit to a lesser extent than other sectors. Tax reform passed by Congress in 2017 is expected to have a minimal to slightly negative impact on REITs, although retailers should benefit from increased consumer spending. Stronger retailers should be better for shopping center owners as tenants can invest more to grow and improve their credit quality, reducing turnover.

Critical Accounting Policies and Estimates

Below is a discussion of our critical accounting policies and estimates. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and are important for understanding and evaluating

F-1

our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Real Estate Acquisition Accounting—In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update amended existing guidance in order to clarify when an integrated set of assets and activities is considered a business. We adopted ASU 2017-01 on January 1, 2017, and applied it prospectively. Under this new guidance, most of our real estate acquisition activity is no longer considered a business combination and instead is classified as an asset acquisition. As a result, most acquisition-related costs that would have been recorded on our consolidated statements of operations prior to adoption have been capitalized and will be amortized over the life of the related assets.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We generally determine the value of construction in progress based upon the replacement cost. However, for certain acquired properties that are part of a ground-up development, we determine fair value by using the same valuation approach as for all other properties and deducting the estimated cost to complete the development. During the remaining construction period, we capitalize interest expense until the development has reached substantial completion. Construction in progress, including capitalized interest, is not depreciated until the development has reached substantial completion.

We record above-market and below-market lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. We also include fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determine that the tenant has a financial incentive and wherewithal to exercise such option.

Intangible assets also include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to depreciation and amortization expense over the average remaining non-cancelable terms of the respective in-place leases.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods.

Estimates of the fair values of the tangible assets, identifiable intangibles, and assumed liabilities require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

We calculate the fair value of assumed long-term debt by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which we approximate based on the rate at which we would expect to incur a replacement instrument on the date of acquisition, and recognize any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.

Impairment of Real Estate and Related Intangible Assets—We monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may be impaired. When indicators of potential

F-2

impairment suggest that the carrying value of real estate and related intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets as defined by Accounting Standards Codification (“ASC”) 360, Property, Plant, and Equipment. Particular examples of events and changes in circumstances that could indicate potential impairments are significant decreases in occupancy, rental income, operating income, and market values.

Revenue Recognition

We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the terms of the related leases, and we include amounts expected to be received in later years in deferred rents receivable. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ materially from the estimated reimbursement.

We make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements, and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends, and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

We will recognize gains on sales of real estate pursuant to the provisions of ASC 605-976, Accounting for Sales of Real Estate. The specific timing of a sale will be measured against various criteria in ASC 605-976 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Impact of Recently Issued Accounting Pronouncements—Refer to Note 2 for discussion of the impact of recently issued accounting pronouncements.

Results of Operations

Summary of Operating Activities for the Years Ended December 31, 2017 and 2016

			Favorable (Unfavorable) Change
(In thousands, except per share amounts)	2017	2016	Change	Non-Same- Center	Same- Center
Operating Data:
Total revenues	$162,577	$129,796	$32,781	$31,661	$1,120
Property operating expenses	(27,270)	(22,226)	(5,044)	(4,794)	(250)
Real estate tax expenses	(25,154)	(20,157)	(4,997)	(5,036)	39
General and administrative expenses	(19,352)	(18,139)	(1,213)	(1,537)	324
Acquisition expenses	(586)	(10,754)	10,168	10,213	(45)
Termination of affiliate arrangements	(5,962)	—	(5,962)	(5,962)	—
Depreciation and amortization	(71,200)	(56,541)	(14,659)	(13,911)	(748)
Interest expense, net	(22,494)	(10,970)	(11,524)	(11,524)	—
Gain on contribution of properties to unconsolidated joint venture	—	3,341	(3,341)	(3,341)	—
Other (loss) income, net	(90)	153	(243)	(239)	(4)
Net loss attributable to stockholders	$(9,531)	$(5,497)	$(4,034)	$(4,470)	$436

Net loss per share—basic and diluted	$(0.20)	$(0.12)	$(0.08)

F-3

We wholly-owned 85 properties as of December 31, 2017, and 74 properties as of December 31, 2016. The Same-Center column in the table above includes the 51 properties that were owned and operational prior to January 1, 2016, which excludes six properties contributed to our joint venture in March 2016 (see Note 4). The Non-Same-Center column includes properties that were acquired after December 31, 2015, in addition to corporate-level income and expenses. In this section, we primarily explain fluctuations in activity shown in the Same-Center column as well as any notable fluctuations in the Non-Same-Center column related to corporate-level activity.

Total revenues—Of the $32.8 million increase in total revenues, $31.7 million was related to the properties acquired in 2016 and 2017. The remaining variance was the result of an increase in revenue among same-center properties, primarily due to a $1.6 million increase in minimum rent, which was driven by a $0.21 increase in same-center minimum rent per square foot and a 0.4% increase in same-center occupancy since December 31, 2016. Same-center tenant recovery income increased $0.9 million as a result of an increase in our overall recovery rate. The growth in rent and tenant recovery income were partially offset by a $0.8 million reduction in straight-line rent, as well as a $0.6 million decrease in lease buyout income.

Property operating expenses—These expenses include (i) operating and maintenance expense, which consists of property related costs including repairs and maintenance costs, landscaping, snow removal, utilities, property insurance costs, security and various other property-related expenses; (ii) bad debt expense; and (iii) property management fees and expenses. Of the $5.0 million increase in property operating expenses, $4.8 million was due to the acquisition of 34 properties in 2016 and 2017. The remaining $0.2 million is primarily related to a $0.4 million increase in bad debt reserves due to higher outstanding common area maintenance (“CAM”) receivables, which are unrelated to tenant bankruptcies, partially offset by a $0.2 million decrease in insurance expenses as a result of negotiating more favorable rates in 2017.

General and administrative expenses—The $1.2 million increase in general and administrative expenses was primarily attributable to a $2.0 million increase in asset management fees as a result of portfolio growth, partially offset by a decrease of $0.8 million in third-party professional costs, including transfer agent expenses and investor relations custodial fees. In connection with the termination of the fee-sharing arrangements between American Realty Capital PECO II Advisors, LLC (“ARC”) and PECO in September 2017 as discussed below, the asset management fee has been reduced from 1% to 0.85% under the amended and restated advisory agreement.

Acquisition expenses—Acquisition expenses decreased $10.2 million as a result of adopting ASU 2017-01 in January 2017. Under this guidance, certain property acquisitions are now classified as asset acquisitions, and as a result, the majority of acquisition-related expenses are capitalized and amortized over the life of the related assets. For a more detailed discussion of this adoption, see Note 2.

Termination of affiliate arrangements—The $6.0 million termination of affiliate arrangements was related to the termination of our relationship with ARC. In exchange for a payment of $6.0 million, ARC sold the 77,243 Class B units it owned back to the Operating Partnership at our $22.75 NAV per share, redeemed all of its interests in a special limited partner interest co-owned with Phillips Edison Limited Partnership, and terminated all fee-sharing arrangements with PECO. As a result, our ongoing fees payable to the Advisor have been reduced by 15% (see Note 12).

Depreciation and amortization—Of the $14.7 million increase in depreciation and amortization expense, $13.9 million was related to the properties acquired in 2016 and 2017. The remaining variance was a combination of an increase in land improvements, building improvements, tenant improvements, and leasing commission amortization due to new leases and write-offs resulting from early lease terminations at certain same-center properties.

Interest expense, net—Of the $11.5 million increase in interest expense, $10.1 million is related to higher borrowings in 2017 on the term loans and revolving credit facility due to acquiring new properties in 2016 and 2017, as well as an increase of $0.6 million in amortization of deferred financing costs, related to new debt instruments. Additionally, $0.8 million of the increase is related to new mortgage loans assumed in connection with certain acquisitions throughout 2016 and 2017, partially offset by mortgages that have matured.

Gain on contribution of properties to unconsolidated joint venture—The $3.3 million decrease is due to the gain on the contribution of six properties to our joint venture in March 2016.

F-4

Summary of Operating Activities for the Years Ended December 31, 2016 and 2015

			Favorable (Unfavorable) Change
(In thousands, except per share amounts)	2016	2015	Change	Non-Same- Center	Same- Center
Operating Data:
Total revenues	$129,796	$60,413	$69,383	$67,354	$2,029
Property operating expenses	(22,226)	(10,756)	(11,470)	(11,216)	(254)
Real estate tax expenses	(20,157)	(9,592)	(10,565)	(10,350)	(215)
General and administrative expenses	(18,139)	(3,744)	(14,395)	(14,467)	72
Acquisition expenses	(10,754)	(13,661)	2,907	2,890	17
Depreciation and amortization	(56,541)	(25,778)	(30,763)	(29,645)	(1,118)
Interest expense, net	(10,970)	(3,990)	(6,980)	(7,307)	327
Gain on contribution of properties to unconsolidated joint venture	3,341	—	3,341	3,341	—
Other income, net	153	410	(257)	(257)	—
Net loss attributable to stockholders	$(5,497)	$(6,698)	$1,201	$343	$858

Net loss per share—basic and diluted	$(0.12)	$(0.18)	$0.06

We wholly-owned 74 properties as of December 31, 2016 and 57 properties as of December 31, 2015. The Same-Center column in the table above includes the 20 properties that were owned and operational prior to January 1, 2015. The Non-Same-Center column includes properties that were acquired after December 31, 2014, in addition to corporate-level income and expenses. In this section, we primarily explain fluctuations in activity shown in the Same-Center column as well as any notable fluctuations in the Non-Same-Center column related to corporate-level activity.

Total revenues—Of the $69.4 million increase in total revenues, $67.4 million was related to the properties acquired in 2015 and 2016. The remaining variance was the result of an increase in revenue among same-center properties, primarily due to a $1.2 million increase in rental income, which was primarily driven by a $0.22 increase in same-center minimum rent per square foot since December 31, 2015. We also had a $0.9 million increase in same-center tenant recovery income, which resulted from the combination of increases in real estate tax expense and our overall recovery rate.

General and administrative expenses—The $14.4 million increase in general and administrative expenses was primarily attributable to the $10.0 million increase in cash asset management fees, as a result of the change to our advisory fee structure as of January 1, 2016. Previously, the asset management fee had been deferred via the issuance of Class B units, which did not result in the recognition of expense under GAAP. The asset management fee percentage did not increase; however, 80% is now paid through cash and therefore recognized as expense under GAAP, with 20% remaining as Class B units. We also had increases of $1.0 million in transfer agent expense, $0.6 million of additional distributions on Class B units as a result of an increase in outstanding Class B units, and $2.8 million in professional fees that were primarily due to third-party valuation work for determination of our per share estimated value, higher costs for investor relations custodial fees, and an overall increase in the corporate-level costs associated with managing a larger portfolio.

Depreciation and amortization—Of the $30.8 million increase in depreciation and amortization expense, $29.6 million was related to the properties acquired in 2015 and 2016. The remaining variance was due to the combination of an increase in the tenant improvement on certain same-center properties, and accelerated depreciation and amortization caused by early termination of certain leases.

Interest expense, net—Of the $7.0 million increase in interest expense, net, $5.1 million is related to higher borrowings in 2016 on the revolving credit facility and the new term loans that we entered into in June 2016, as well as the amortization of deferred financing costs related to the new debt instruments. The remaining $1.9 million increase is related to mortgage loans assumed in connection with certain acquisitions throughout 2015 and 2016.

Gain on contribution of properties to unconsolidated joint venture—The $3.3 million increase is due to the gain on the contributions of six properties to our joint venture in March 2016.

F-5

Leasing Activity

Below is a summary of leasing activity for the years ended December 31, 2017 and 2016:

	Total Deals		Inline Deals(1)
	2017	2016	2017	2016
New leases:
Number of leases	70	82	69	80
Square footage (in thousands)	157	213	142	183
First-year base rental revenue (in thousands)	$2,751	$3,599	$2,602	$3,363
Average rent per square foot (“PSF”)	$17.52	$16.93	$18.31	$18.37
Average cost PSF of executing new leases(2)(3)	$32.31	$33.68	$30.47	$36.75
Weighted-average lease term (in years)	7.7	7.9	7.4	8.2
Renewals and options:
Number of leases	178	172	173	162
Square footage (in thousands)	492	672	366	350
First-year base rental revenue (in thousands)	$9,078	$9,389	$7,881	$7,005
Average rent PSF	$18.45	$13.97	$21.54	$20.03
Average rent PSF prior to renewals	$16.45	$12.73	$19.12	$18.03
Percentage increase in average rent PSF	12.0%	9.8%	12.5%	11.1%
Average cost PSF of executing renewals and options(2)(3)	$3.77	$3.39	$4.57	$4.36
Weighted-average lease term (in years)	4.9	5.4	4.9	5.3
Portfolio retention rate(4)	87.8%	85.8%	83.7%	81.5%
(1)	We consider an inline deal to be a lease for less than 10,000 square feet of gross leasable area (“GLA”).
(2)	The cost of executing new leases, renewals, and options includes leasing commissions, tenant improvement costs, and tenant concessions.
(3)	The costs associated with landlord improvements are excluded for repositioning and redevelopment projects.
(4)	The portfolio retention rate is calculated by dividing (a) total square feet of retained tenants with current period lease expirations by (b) the square feet of leases expiring during the period.

The average rent per square foot and cost of executing leases fluctuates based on the tenant mix, size of the space, and lease term. Leases with national and regional tenants generally require a higher cost per square foot than those with local tenants. However, such tenants will also pay for a longer term. As we continue to attract more of these national and regional tenants, our costs to lease may increase.

Non-GAAP Measures

Same-Center Net Operating Income

We present Same-Center NOI as a supplemental measure of our performance. We define NOI as total operating revenues less property operating expenses, real estate taxes, and non-cash revenue items. Same-Center NOI represents the NOI for the 51 properties that were wholly-owned and operational for the entire portion of both comparable reporting periods. We believe that NOI and Same-Center NOI provide useful information to our investors about our financial and operating performance because each provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income. Because Same-Center NOI excludes the change in NOI from properties acquired after December 31, 2015, it highlights operating trends such as occupancy levels, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Same-Center NOI may not be comparable to other REITs.

Same-Center NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, interest expense, depreciation and amortization, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

F-6

The table below is a comparison of the Same-Center NOI for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016	$ Change	% Change
Revenues:
Rental income(1)	$70,929	$69,321	$1,608
Tenant recovery income	26,848	25,903	945
Other property income	534	413	121
Total revenues	98,311	95,637	2,674	2.8%
Operating Expenses:
Property operating expenses	17,510	17,282	228
Real estate taxes	15,851	15,891	(40)
Total operating expenses	33,361	33,173	188	0.6%
Total Same-Center NOI	$64,950	$62,464	$2,486	4.0%
(1)	Excludes straight-line rental income, net amortization of above- and below-market leases and lease buyout income.

Below is a reconciliation of net loss to NOI and Same-Center NOI for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Net loss:	$(9,531)	$(5,497)
Adjusted to exclude:
Straight-line rental income	(2,407)	(2,767)
Net amortization of above- and below-market leases	(2,365)	(2,142)
Lease buyout income	(125)	(707)
General and administrative expenses	19,352	18,139
Acquisition expenses	586	10,754
Termination of affiliate arrangements	5,962	—
Depreciation and amortization	71,200	56,541
Interest expense, net	22,494	10,970
Gain on contribution of properties to unconsolidated joint venture	—	(3,341)
Other loss (income), net	90	(153)
NOI	105,256	81,797
Less: NOI from centers excluded from Same-Center	40,306	19,333
Total Same-Center NOI	$64,950	$62,464

Funds from Operations and Modified Funds from Operations

FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) to be net income (loss) attributable to common shareholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis.

MFFO is an additional performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. MFFO excludes the following items:

•	acquisition fees and expenses;
•	straight-line rent amounts, both income and expense;
•	amortization of above- or below-market intangible lease assets and liabilities;
•	amortization of discounts and premiums on debt investments;
•	gains or losses from the early extinguishment of debt;
•	gains or losses on the extinguishment of derivatives, except where the trading of such instruments is a fundamental attribute of our operations;
•	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting;

F-7

•	gains or losses related to consolidation from, or deconsolidation to, equity accounting;
•	adjustments related to the above items for unconsolidated entities in the application of equity accounting; and
•	costs to terminate affiliate arrangements.

We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. Neither FFO nor MFFO should be considered as an alternative to net income (loss) or income (loss) from continuing operations under GAAP, nor as an indication of our liquidity, nor is either of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.

Accordingly, FFO and MFFO should be reviewed in connection with other GAAP measurements. FFO and MFFO should not be viewed as more prominent measures of performance than our net income or cash flows from operations prepared in accordance with GAAP. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations. As a result of the timing of the commencement of our initial public offering and our active real estate acquisitions, FFO and MFFO are not relevant to a discussion comparing operations for the periods presented. We expect revenues and expenses to increase in future periods as we acquire additional investments.

FFO AND MFFO
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015
(Unaudited)(In thousands, except per share amounts)

	2017	2016	2015
Calculation of FFO
Net loss	$(9,531)	$(5,497)	$(6,698)
Adjustments:
Depreciation and amortization of real estate assets	71,200	56,541	25,778
Gain on contribution of properties to unconsolidated joint venture	—	(3,341)	—
Depreciation and amortization related to unconsolidated joint venture	1,906	716	—
FFO	$63,575	$48,419	$19,080
Calculation of MFFO
FFO	$63,575	$48,419	$19,080
Adjustments:
Net amortization of above- and below-market leases	(2,365)	(2,142)	(1,151)
Straight-line rental income	(2,407)	(2,767)	(2,056)
Acquisition expenses	586	10,754	13,661
Termination of affiliate arrangements	5,962	—	—
Amortization of market debt adjustment	(1,068)	(866)	(845)
Loss (gain) on extinguishment of debt, net	(12)	(80)	(60)
Change in fair value of derivative	(595)	(1,076)	(107)
Adjustments related to unconsolidated joint venture	(46)	189	—
MFFO	$63,630	$52,431	$28,522
Earnings per common share
Weighted-average common shares outstanding - basic	46,544	46,228	36,538
Weighted-average common shares outstanding - diluted(1)	46,547	46,230	36,538
FFO per share - basic and diluted	$1.37	$1.05	$0.52
MFFO per share - basic and diluted	$1.37	$1.13	$0.78
(1)	Restricted stock awards were dilutive to FFO/MFFO for the years ended December 31, 2017 and 2016, and, accordingly, were included in the weighted-average common shares used to calculate diluted FFO/MFFO per share.

F-8

Liquidity and Capital Resources

General

Our principal cash demands are for real estate and real estate-related investments, capital expenditures, operating expenses, repurchases of common stock, distributions to stockholders, and principal and interest on our outstanding indebtedness. We intend to use our cash on hand, operating cash flows, proceeds from our DRIP, and proceeds from debt financings, including borrowings under our unsecured credit facility, as our primary sources of immediate and long-term liquidity. We continue to acquire additional investments to complete our portfolio. We expect that substantially all of the net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are funded; however, we have and may continue to use other sources to fund distributions as necessary, including borrowings.

As of December 31, 2017, we had cash and cash equivalents of $1.4 million. During the year ended December 31, 2017, we had a net cash decrease of $6.8 million, as discussed below.

Operating Activities

Our net cash provided by operating activities consists primarily of cash inflows from tenant rental and recovery payments and cash outflows for property operating expenses, real estate taxes, general and administrative expenses, acquisition expenses, and interest payments.

Our cash flows from operating activities were $50.3 million as of December 31, 2017, compared to $45.4 million from the same period in 2016, primarily due to an increase in the number of properties owned, the length of ownership of those properties, and a 4.0% increase in Same-Center NOI. Operating cash flows are expected to continue to increase as we grow income from our properties.

Investing Activities

Net cash used in investing activities is impacted by the nature, timing, and extent of improvements to and acquisition of real estate and real estate-related assets.

Cash paid for acquisitions decreased in 2017 compared to 2016. During the year ended December 31, 2017, we had a total cash outlay of $174.7 million related to the acquisition of eleven grocery-anchored shopping centers. During the same period in 2016, we acquired 23 grocery-anchored shopping centers and additional real estate adjacent to a previously acquired center for a total cash investment of $422.4 million.

In March 2016, we entered into a joint venture agreement under which we may contribute up to $50 million of equity. Our initial contribution was $6.9 million as we contributed six properties with a fair value of approximately $94.3 million and received a distribution of $87.4 million in cash. We contributed an additional $2.9 million and $7.7 million in cash to the joint venture during the years ended December 31, 2017 and 2016, respectively, to acquire eight additional assets. During the year ended December 31, 2017, we received $1.0 million in distributions from the joint venture. See Note 4 for more information regarding the joint venture.

In March 2017, our board of directors approved the issuance of certain short-term loans to the joint venture for their acquisition needs. The loans have a term of up to 60 days, and the total outstanding principal balance funded by us should not exceed $15 million at any given time. The interest rate on such loans shall be the greater of a) LIBOR plus 1.70% or b) the borrowing rate on our revolving credit facility. During the year ended December 31, 2017, we loaned the joint venture $1.3 million, which was subsequently repaid. There were no outstanding loans to the joint venture as of December 31, 2017.

Financing Activities

Net cash flows from financing activities are affected by payments of distributions, share repurchases, principal and other payments associated with our outstanding debt, and borrowings during the period. As our debt obligations mature, we intend to refinance the remaining balance, if possible, or pay off the balances at maturity using proceeds from operations and/or corporate-level debt.

As of December 31, 2017, our debt to total enterprise value was 42.2%. Debt to total enterprise value is calculated as net debt (total debt, excluding below-market debt adjustments and deferred financing costs, less cash and cash equivalents) as a percentage of enterprise value (equity value, calculated as total common shares outstanding multiplied by the estimated value per share of $22.75, plus net debt).

F-9

We have access to a revolving credit facility with a capacity of up to $350 million and a current interest rate of LIBOR plus 1.55%. As of December 31, 2017, $292.4 million was available for borrowing, from which we may draw funds to pay certain long-term debt obligations as they mature, increase our investment in real estate, or pay operating costs and expenses. The revolving credit facility matures in July 2018; however, we intend to exercise an option to extend the maturity date to January 2019. During the year ended December 31, 2017, we had an increase of $29.4 million in net borrowings from our revolving credit facility compared to an increase of $28.0 million for the same period in 2016.

In September 2017, we executed a new $200 million unsecured term loan facility, which matures in September 2024. Proceeds from this facility were used to pay down the revolving credit facility, enhancing our liquidity and line availability. In October 2017, we executed an interest rate swap that fixes LIBOR at 2.194% on the new $200 million term loan facility for a total fixed effective rate of 4.09%.

We offer an SRP that provides a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations. For a more detailed discussion of our SRP, see Note 10. During the year ended December 31, 2017, we paid cash for repurchases of common stock in the amount of $31.3 million. Due to the program’s funding limits and current outstanding requests, the funds available for repurchases in 2018 are expected to be insufficient to meet all requests.

Activity related to distributions to our stockholders for the years ended December 31, 2017 and 2016, is as follows (in thousands):

	2017	2016
Gross distributions paid	$75,745	$75,127
Distributions reinvested through DRIP	36,537	38,263
Net cash distributions	$39,208	$36,864
Net loss	$(9,531)	$(5,497)
Net cash provided by operating activities	$50,308	$45,353
FFO(1)	$63,575	$48,419
(1)	See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures, for the definition of FFO, information regarding why we present FFO, as well as for a reconciliation of this non-GAAP financial measure to net loss on the consolidated statements of operations.

We paid distributions monthly and expect to continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors, as determined by our board of directors, make it imprudent to do so. The timing and amount of distributions are determined by our board of directors and are influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. However, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Contractual Commitments and Contingencies

Our contractual obligations as of December 31, 2017, were as follows (in thousands):

	Payments due by period
	Total	2018	2019	2020	2021	2022	Thereafter
Long-term debt obligations - principal payments	$776,438	$83,725	$187,848	$187,985	$51,931	$19,666	$245,283
Long-term debt obligations - interest payments(1)	100,863	25,222	21,154	15,900	12,119	10,265	16,203
Operating lease obligations	1,092	364	364	364	—	—	—
Total	$878,393	$109,311	$209,366	$204,249	$64,050	$29,931	$261,486
(1)	Future variable-rate interest payments are based on interest rates as of December 31, 2017, including the impact of our swap arrangements.

F-10

Our portfolio debt instruments and the unsecured revolving credit facility contain certain covenants and restrictions. The following is a list of certain restrictive covenants specific to the unsecured revolving credit facility that were deemed significant:

•	limits the ratio of debt to total asset value, as defined, to 60% or 65% for four consecutive periods following a material acquisition;
•	requires the fixed charge ratio, as defined, to be 1.5 or greater or 1.4 for four consecutive periods following a material acquisition; and
•	limits the ratio of cash dividend payments to a specified percentage of FFO that varies among the related debt agreements.

As of December 31, 2017, we were in compliance with the restrictive covenants of our outstanding debt obligations. We expect to continue to meet the requirements of our debt covenants over the short- and long-term.

F-11

Phillips Edison Grocery Center REIT II, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of
Operations for the Six Months Ended June 30, 2018

Phillips Edison Grocery Center REIT II, Inc. is sometimes refered to in this section as “we,” “us” or “our.” The following discussion and analysis should be read in conjunction with PE REIT II’s accompanying consolidated financial statements on pages F-96 to F-99 and notes thereto. References to “Notes” in this section are to the notes on pages F-100 to F-110. See also “Cautionary Note Regarding Forward-Looking Statements” on page 46.

Overview

We are a public non-traded real estate investment trust (“REIT”) that invests in retail real estate properties. Our primary focus is on grocery-anchored neighborhood and community shopping centers that meet the day-to-day needs of residents in the surrounding trade areas. As of June 30, 2018, we wholly-owned 86 real estate properties acquired from third parties unaffiliated with us or PECO. In addition, we own a 20% equity interest in a joint venture, which owned 14 real estate properties as of June 30, 2018.

In July 2018 we entered into the Merger Agreement with PECO. Pursuant to this agreement, PECO will issue 2.04 shares of PECO common stock in exchange for each share of our common stock, which is equivalent to $22.54 per share based on PECO’s most recent estimated value per share of $11.05. The exchange ratio reflects our most recent estimated value per share, adjusted for estimated transaction-related expenses. We will not pay any internalization or disposition fees in connection with the Merger as no value consideration was given for the advisory services that PECO provides to us. Our outstanding debt, excluding the revolving credit facility, is expected to be refinanced or assumed by PECO at closing under the terms of the Merger Agreement. For a more detailed discussion, see Note 3.

Below are statistical highlights of our wholly-owned portfolio:

	Total Portfolio as of June 30, 2018	Property Acquisitions During the Six Months Ended June 30, 2018
Number of properties	86	1
Number of states	24	1
Total square feet (in thousands)	10,337	114
Leased % of rentable square feet	94.9%	92.4%
Average remaining lease term (in years)(1)	5.1	7.3
(1)	As of June 30, 2018, the average remaining lease term in years excludes future options to extend the term of the lease.

Lease Expirations—The following chart shows, on an aggregate basis, all of the scheduled lease expirations after June 30, 2018, for each of the next ten years and thereafter for our 86 wholly-owned shopping centers. The chart shows the leased square feet and annualized base rent (“ABR”) represented by the applicable lease expirations (dollars and square feet in thousands):

F-12

Subsequent to June 30, 2018, we renewed approximately 132,000 total square feet and $1.4 million of total ABR of the leases expiring.

Portfolio Tenancy—We define national tenants as those tenants that operate in at least three states. Regional tenants are defined as those tenants that have at least three locations. The following charts present the composition of our portfolio by tenant type as of June 30, 2018:

The following charts present the composition of our portfolio by tenant industry as of June 30, 2018 (dollars and square feet in thousands):

The following table presents our top ten tenants, grouped according to parent company, by ABR as of June 30, 2018 (dollars and square feet in thousands):

Tenant	ABR	% of ABR	Leased Square Feet	% of Leased Square Feet	Number of Locations(1)
Publix Super Markets	$8,157	6.5%	843	8.6%	18
Albertsons-Safeway	7,208	5.7%	716	7.3%	12
Ahold Delhaize	6,374	5.1%	389	4.0%	6
Walmart	5,820	4.6%	903	9.2%	7
Kroger	5,512	4.4%	792	8.1%	12
Giant Eagle	2,776	2.2%	273	2.8%	4
Sprouts Farmers Market	1,843	1.5%	109	1.1%	4
Save Mart Supermarkets	1,775	1.4%	208	2.1%	4
T.J. Maxx	1,371	1.1%	108	1.1%	4
Subway	1,104	0.9%	46	0.5%	32
	$41,940	33.4%	4,387	44.8%	103
(1)	Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores.

F-13

Results of Operations

We wholly owned 86 properties as of June 30, 2018, and 80 properties as of June 30, 2017. The Same-Center column in the tables below includes the 74 properties that were owned and operational prior to January 1, 2017. The Non-Same-Center column includes properties that were acquired after December 31, 2016, in addition to corporate-level income and expenses. In this section, we primarily explain fluctuations in activity shown in the Same-Center column as well as any notable fluctuations in the Non-Same-Center column related to corporate-level activity. Unless otherwise discussed below, year-over-year comparative differences for the three and six months ended June 30, 2018 and 2017, are almost entirely attributable to the number of properties owned and the length of ownership of these properties.

Summary of Operating Activities for the Three Months Ended June 30, 2018 and 2017

			Favorable (Unfavorable) Change
(In thousands, except per share amounts)	2018	2017	Change	Non-Same- Center	Same- Center
Operating Data:
Total revenues	$43,706	$39,958	$3,748	$3,456	$292
Property operating expenses	(6,832)	(6,192)	(640)	(367)	(273)
Real estate tax expenses	(6,980)	(6,489)	(491)	(615)	124
General and administrative expenses	(4,694)	(5,467)	773	607	166
Depreciation and amortization	(19,083)	(17,514)	(1,569)	(1,448)	(121)
Interest expense, net	(7,566)	(5,452)	(2,114)	(2,114)	—
Transaction expenses	(180)	—	(180)	(180)	—
Other expense, net	11	(96)	107	(71)	178
Net loss	$(1,618)	$(1,252)	$(366)	$(732)	$366

Net loss per share - basic and diluted	$(0.03)	$(0.03)	$—

Total revenues—Of the $3.7 million increase in total revenues, $3.5 million was related to our 12 non-same-center properties. The remaining variance was the result of an increase in revenue among same-center properties, primarily due to a $0.6 million increase in minimum rent, which was driven by a $0.22, or 1.8%, increase in same-center minimum rent per square foot since June 30, 2017. The growth in rental income was partially offset by a $0.2 million reduction in straight-line rent adjustments.

General and administrative expenses—The decrease in general and administrative expenses was primarily attributable to a reduction in the asset management fee rate, as well as a decrease in consulting and legal fees paid to third parties.

Interest expense, net—Of the $2.1 million increase in interest expense, $2.4 million was related to new mortgage loans assumed associated with the purchase of additional properties, as well as an additional term loan borrowing in September 2017 at a higher interest rate that was used to fund new acquisitions in 2017 and 2018. That increase was partially offset by a $0.3 million decrease related to fewer borrowings on our unsecured credit facility. The weighted-average interest rate as of June 30, 2018 was 3.5%, compared to a weighted-average interest rate of 3.0% as of June 30, 2017.

Transaction expenses—The $0.2 million of transaction expenses resulted from costs incurred in connection with the Merger with PECO, primarily associated with third-party professional fees, such as legal, tax, financial advisor, and consulting fees.

Summary of Operating Activities for the Six Months Ended June 30, 2018 and 2017

			Favorable (Unfavorable) Change
(In thousands, except per share amounts)	2018	2017	Change	Non-Same- Center	Same- Center
Operating Data:
Total revenues	$87,866	$78,759	$9,107	$7,989	$1,118
Property operating expenses	(14,158)	(12,795)	(1,363)	(1,118)	(245)
Real estate tax expenses	(14,003)	(12,610)	(1,393)	(1,433)	40
General and administrative expenses	(9,031)	(10,080)	1,049	812	237
Depreciation and amortization	(37,971)	(34,536)	(3,435)	(3,165)	(270)
Interest expense, net	(15,034)	(9,926)	(5,108)	(5,108)	—
Transaction expenses	(496)	—	(496)	(496)	—
Other expense, net	(45)	(151)	106	(64)	170
Net loss	$(2,872)	$(1,339)	$(1,533)	$(2,583)	$1,050

Net loss per share—basic and diluted	$(0.06)	$(0.03)	$(0.03)

F-14

Total revenues—Of the $9.1 million increase in total revenues, $8.0 million was related to our 12 non-same-center properties. The remaining variance was the result of an increase in revenue among same-center properties, primarily due to a $1.4 million increase in minimum rent, which was driven by a $0.22, or 1.8%, increase in same-center minimum rent per square foot since June 30, 2017. The increase in same-center revenue was also attributed to a $0.5 million increase in tenant recovery income as a result of higher recoverable expenses and a 3.5% increase in our recovery rate. The growth in rental and tenant recovery income was partially offset by a $0.6 million reduction in straight-line rent adjustments.

General and administrative expenses—The decrease in general and administrative expenses was primarily attributable to a reduction in the asset management fee rate, as well as a decrease in consulting and legal fees paid to third parties.

Interest expense, net—Of the $5.1 million increase in interest expense, $4.5 million was related to an additional term loan borrowing in September 2017 at a higher interest rate and additional revolving credit facility borrowings used to fund new acquisitions in 2017 and 2018. Additionally, $0.5 million of the increase is related to new mortgage loans assumed in connection with certain acquisitions throughout 2017, partially offset by one mortgage that matured. The weighted-average interest rate as of June 30, 2018 was 3.5%, compared to a weighted-average interest rate of 3.0% as of June 30, 2017.

Transaction expenses—The $0.5 million of transaction expenses resulted from costs incurred in connection with the Merger with PECO, primarily associated with third-party professional fees, such as legal, tax, financial advisor, and consulting fees.

Leasing Activity—The average rent per square foot and cost of executing leases fluctuates based on the tenant mix, size of the space, and lease term. Leases with national and regional tenants generally require a higher cost per square foot than those with local tenants. However, such tenants will also pay for a longer term. As we continue to attract more of these national and regional tenants, our costs to lease may increase.

Below is a summary of leasing activity for the three months ended June 30, 2018 and 2017:

	Total Deals		Inline Deals(1)
	2018	2017	2018	2017
New leases:
Number of leases	31	11	30	10
Square footage (in thousands)	81	38	68	23
First-year base rental revenue (in thousands)	$1,340	$571	$1,208	$422
Average rent per square foot (“PSF”)	$16.53	$14.95	$17.67	$18.11
Average cost PSF of executing new leases(2)	$26.53	$38.75	$27.06	$31.62
Comparable number of leases(3)	5	3	5	3
Comparable rent spread(3)	13.9%	1.1%	13.9%	1.1%
Weighted-average lease term (in years)	5.5	9.2	5.6	8.7
Renewals and options:
Number of leases	54	51	49	50
Square footage (in thousands)	363	127	91	101
First-year base rental revenue (in thousands)	$4,373	$2,554	$2,205	$2,309
Average rent PSF	$12.05	$20.10	$24.25	$22.79
Average rent PSF prior to renewals	$11.42	$17.77	$21.81	$20.10
Percentage increase in average rent PSF	5.5%	13.1%	11.2%	13.4%
Comparable number of leases(3)	41	42	40	42
Comparable rent spread(3)	9.2%	13.3%	12.0%	13.3%
Average cost PSF of executing renewals and options(2)	$2.19	$4.02	$5.15	$4.68
Weighted-average lease term (in years)	5.0	4.8	4.8	4.7
Portfolio retention rate(4)	89.8%	94.7%	73.6%	87.8%
(1)	We consider an inline deal to be a lease for less than 10,000 square feet of gross leasable area (“GLA”).
(2)	The cost of executing new leases, renewals, and options includes leasing commissions, tenant improvement costs, and tenant concessions. The costs associated with landlord improvements are excluded for repositioning and redevelopment projects, if any.
(3)	The comparable rent spread compares the percentage increase (or decrease) of new or renewal leases (excluding options) to the expiring lease of a unit that was occupied within the past twelve months.
(4)	The portfolio retention rate is calculated by dividing (a) total square feet of retained tenants with current period lease expirations by (b) the square feet of leases expiring during the period.

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Below is a summary of leasing activity for the six months ended June 30, 2018 and 2017(1):

	Total Deals		Inline Deals
	2018	2017	2018	2017
New leases:
Number of leases	64	26	61	25
Square footage (in thousands)	169	68	134	53
First-year base rental revenue (in thousands)	$2,748	$1,148	$2,331	$1,000
Average rent per square foot (“PSF”)	$16.30	$16.85	$17.40	$18.76
Average cost PSF of executing new leases	$24.31	$34.39	$25.38	$30.06
Comparable number of leases	15	8	14	8
Comparable rent spread	11.0%	8.2%	12.5%	8.2%
Weighted-average lease term (in years)	6.3	8.0	6.2	7.4
Renewals and options:
Number of leases	89	88	80	86
Square footage (in thousands)	580	256	172	181
First-year base rental revenue (in thousands)	$7,361	$4,611	$3,899	$3,842
Average rent PSF	$12.69	$18.00	$22.67	$21.29
Average rent PSF prior to renewals	$11.96	$16.08	$20.56	$18.83
Percentage increase in average rent PSF	6.1%	11.9%	10.2%	13.1%
Comparable number of leases	65	66	63	66
Comparable rent spread	9.4%	13.8%	11.1%	13.8%
Average cost PSF of executing renewals and options	$2.25	$3.59	$4.41	$4.45
Weighted-average lease term (in years)	5.0	4.8	4.6	4.7
Portfolio retention rate	89.3%	88.6%	81.4%	86.8%
(1)	See the footnotes to the summary of leasing activity table for the three months ended June 30, 2018, for more detail regarding certain items throughout this table.

Non-GAAP Measures

Same-Center Net Operating Income—We present Same-Center Net Operating Income (“Same-Center NOI”) as a supplemental measure of our performance. We define Net Operating Income (“NOI”) as total operating revenues less property operating expenses, real estate taxes, and non-cash revenue items. Same-Center NOI represents the NOI for the 74 properties that were wholly owned and operational for the entire portion of both comparable reporting periods. We believe NOI and Same-Center NOI provide useful information to our investors about our financial and operating performance because each provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income. Because Same-Center NOI excludes the change in NOI from properties acquired after December 31, 2016, it highlights operating trends such as occupancy levels, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Same-Center NOI may not be comparable to other REITs.

Same-Center NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, depreciation and amortization, interest expense, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

The table below is a comparison of the Same-Center NOI for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Revenues:
Rental income(1)	$27,202	$26,657	$545		$54,262	$52,981	$1,281
Tenant recovery income	9,751	9,727	24		20,313	19,799	514
Other property income	163	237	(74)		404	328	76
Total revenues	37,116	36,621	495	1.4%	74,979	73,108	1,871	2.6%

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	Three Months Ended June 30,				Six Months Ended June 30,
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Operating expenses:
Property operating expenses	6,145	5,802	343		12,680	12,198	482
Real estate taxes	6,109	6,233	(124)		12,210	12,250	(40)
Total operating expenses	12,254	12,035	219	1.8%	24,890	24,448	442	1.8%
Total Same-Center NOI	$24,862	$24,586	$276	1.1%	$50,089	$48,660	$1,429	2.9%
(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

Below is a reconciliation of Net Loss to NOI and Same-Center NOI for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net loss	$(1,618)	$(1,252)	$(2,872)	$(1,339)
Adjusted to exclude:
Straight-line rental income	(577)	(656)	(1,319)	(1,492)
Net amortization of above- and below-market leases	(604)	(606)	(1,202)	(1,213)
General and administrative expenses	4,694	5,467	9,031	10,080
Transaction expenses	180	—	496	—
Depreciation and amortization	19,083	17,514	37,971	34,536
Interest expense, net	7,566	5,452	15,034	9,926
Other	(63)	96	(7)	151
NOI	28,661	26,015	57,132	50,649
Less: NOI from centers excluded from Same-Center	(3,799)	(1,429)	(7,043)	(1,989)
Total Same-Center NOI	$24,862	$24,586	$50,089	$48,660

Funds from Operations and Modified Funds from Operations—Funds from operations (“FFO”) is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) to be net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis.

Modified funds from operations (“MFFO”) is an additional performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. MFFO excludes the following items:

•	acquisition and transaction expenses;
•	straight-line rent amounts, both income and expense;
•	amortization of above- or below-market intangible lease assets and liabilities;
•	amortization of discounts and premiums on debt investments;
•	gains or losses from the early extinguishment of debt;
•	gains or losses on the extinguishment of derivatives, except where the trading of such instruments is a fundamental attribute of our operations;
•	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting;
•	gains or losses related to consolidation from, or deconsolidation to, equity accounting; and
•	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. Neither FFO nor MFFO should be considered as an alternative to net income (loss) or income

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(loss) from continuing operations under GAAP, nor as an indication of our liquidity, nor is either of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.

Accordingly, FFO and MFFO should be reviewed in connection with other GAAP measurements. FFO and MFFO should not be viewed as more prominent measures of performance than our net income or cash flows from operations prepared in accordance with GAAP. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations. As a result of the timing of the commencement of our initial public offering and our active real estate acquisitions, FFO and MFFO are not relevant to a discussion comparing operations for the periods presented. We expect revenues and expenses to increase in future periods as we acquire additional investments.

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Calculation of FFO
Net loss	$(1,618)	$(1,252)	$(2,872)	$(1,339)
Adjustments:
Depreciation and amortization of real estate assets	19,083	17,514	37,971	34,536
Adjustments related to unconsolidated joint venture	528	446	1,047	872
FFO	$17,993	$16,708	$36,146	$34,069
Calculation of MFFO
FFO	$17,993	$16,708	$36,146	$34,069
Adjustments:
Net amortization of above- and below-market leases	(604)	(606)	(1,202)	(1,213)
Straight-line rental income	(577)	(656)	(1,319)	(1,492)
Transaction expenses	180	—	496	—
Amortization of market debt adjustment	(270)	(252)	(540)	(534)
Gain on extinguishment of debt	—	—	—	(11)
Change in fair value of derivatives	(108)	(119)	(239)	(235)
Adjustments related to unconsolidated joint venture	102	25	77	23
Other	6	300	4	259
MFFO	$16,722	$15,400	$33,423	$30,866

Earnings per common share:
Weighted-average common shares outstanding - diluted(1)	46,760	46,531	46,729	46,522
FFO per share - diluted	$0.38	$0.36	$0.77	$0.73
MFFO per share - diluted	$0.36	$0.33	$0.72	$0.66
(1)	Restricted stock awards were dilutive to FFO/MFFO for the three and six months ended June 30, 2018 and 2017, and accordingly, were included in the weighted-average common shares used to calculate diluted FFO/MFFO per share.

Liquidity and Capital Resources

General—Aside from standard operating expenses, we expect our principal cash demands to be for:

•	investments in real estate;
•	capital expenditures and leasing costs;
•	repurchases of common stock;
•	cash distributions to stockholders;
•	principal and interest payments on our outstanding indebtedness; and
•	transaction expenses incurred in connection with the Merger with PECO.

We expect our primary sources of liquidity to be:

•	proceeds from debt financings, including borrowings under our unsecured credit facility;
•	proceeds from real estate dispositions;

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•	reinvested distributions, which are used for share repurchases;
•	available, unrestricted cash and cash equivalents; and
•	operating cash flows.

We believe our sources of cash will provide adequate liquidity to fund our obligations.

The following table summarizes information about our debt as of June 30, 2018 and December 31, 2017 (dollars in thousands):

	June 30, 2018	June 30, 2017
Total debt obligations, gross	$802,791	$672,121
Weighted average interest rate	3.5%	3.0%
Weighted average maturity (in years)	3.0	2.5

Revolving credit facility capacity	$350,000	$350,000
Revolving credit facility availability	$264,403	$213,879
Revolving credit facility maturity(1)	January 2019	June 2018
(1)	We have exercised an option to extend the maturity date to January 2019 and have an additional option to extend the maturity date to July 2019. The revolving credit facility is expected to be paid in full at closing of the Merger.

As of June 30, 2018, we had cash, cash equivalents, and restricted cash of $7.8 million, a net increase of $2.0 million during the six months ended June 30, 2018.

Below is a summary of our cash flow activity for the six months ended June 30, 2018 and 2017 (in thousands):

	Six Months Ended June 30,		Favorable (Unfavorable) Change
	2018	2017	$	%
Net cash provided by operating activities	$29,474	$24,564	$4,910	20.0%
Net cash used in investing activities	(19,406)	(116,874)	97,468	83.4%
Net cash (used in) provided by financing activities	(8,064)	89,511	(97,575)	(109.0)%

Operating Activities—Our net cash provided by operating activities was primarily impacted by the following:

•	Property operations—Most of our operating cash comes from rental and tenant recovery income, and is offset by property operating expenses, real estate taxes, and property-specific general and administrative costs. Our change in cash flows from property operations primarily results from owning a larger portfolio year-over-year, as well as a 2.9% increase in Same-Center NOI.
•	Cash paid for interest—During the six months ended June 30, 2018, we paid $14.3 million in cash for interest, an increase of $5.3 million over the same period in 2017. This was a result of increased borrowings in relation to our acquisition activity.
•	Working capital—During the six months ended June 30, 2018, cash flows from working capital increased due to a decrease in accounts receivable, partially offset by an increase in cash paid for leasing commissions and a decrease in prepaid rent, when compared to the same period in 2017.

Investing Activities—Our net cash used in investing activities was primarily impacted by the following:

•	Real estate acquisitions—During the six months ended June 30, 2018, we acquired one shopping center for a total cash outlay of $19.7 million. During the same period in 2017, we acquired six shopping centers for a total cash outlay of $110.9 million.
•	Capital expenditures—We invest capital into leasing our properties and maintaining or improving the condition of our properties. During the six months ended June 30, 2018, cash used for capital expenditures increased by $0.6 million over the same period in 2017.
•	Investment and return of investment in Joint Venture—During the six months ended June 30, 2017, we made a $1.3 million investment in the Joint Venture to acquire additional assets. We did not make an investment in the Joint Venture in 2018. Of the $50 million we may contribute to the Joint Venture, as of June 30, 2018, we have contributed

F-19

$17.5 million. During the six months ended June 30, 2018, we received $4.8 million of distributions from the Joint Venture, a $4.4 million increase over the same period in 2017. As of June 30, 2017, there was $1.3 million in outstanding loans between the Joint Venture and us. We had no such loans outstanding to the Joint Venture as of June 30, 2018.

Financing Activities—Net cash flows from financing activities were primarily impacted by the following:

•	Debt borrowings and payments—Cash from financing activities is primarily affected by inflows from borrowings and outflows from payments on debt. As our debt obligations mature, we intend to refinance the remaining balance, if possible, or pay off the balances at maturity using proceeds from operations and/or corporate-level debt. During the six months ended June 30, 2018, our net borrowings decreased by $98.6 million over the same period in 2017.
•	Share repurchases—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations (see Note 10). Cash outflows for share repurchases decreased by $2.3 million during the six months ended June 30, 2018.
•	Cash distributions paid to stockholders—Cash used for distributions increased by $1.5 million during the six months ended June 30, 2018.

Activity related to distributions to our common stockholders for the six months ended June 30, 2018 and 2017, is as follows (in thousands):

$50,000
$40,000
$30,000
$20,000
$10,000
$0
$38,094
$17,321
$20,773
$29,474
$36,146
$37,758
18,482
$19,276
$24,564
$34,069
2018
2017
Cash distributions to common stockholders
Distributions reinvested through the DRIP
Net cash provided by operating activities
FFO (1)

(1)	See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures - Funds from Operations and Modified Funds from Operations for the definition of FFO, information regarding why we present FFO, as well as for a reconciliation of this non-GAAP financial measure to Net Loss.

We paid distributions monthly and expect to continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors, as determined by our board of directors, make it imprudent to do so. The timing and amount of distributions is determined by our board of directors and is influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code. As a result of temporarily suspending the DRIP for the month of July 2018, our cash distributions will increase significantly for that period compared to previous months.

F-20

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. However, we may be subject to certain state and local taxes on our income, property, or net worth, respectively, and to federal income and excise taxes on our undistributed income.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Debt—The following table presents our calculation of net debt to total enterprise value as of June 30, 2018 (dollars in thousands):

2018
Net debt:
Total debt, excluding below-market adjustments and deferred financing costs	$802,791
Less: Cash and cash equivalents	(3,440)
Total net debt	$799,351
Enterprise value:
Total net debt	$799,351
Total equity value(1)	1,065,854
Total enterprise value	$1,865,205

Net debt to total enterprise value	42.9%
(1)	Total equity value is calculated as the product of the number of diluted shares outstanding and the estimated value per share at the end of the period. There were 46.7 million diluted shares outstanding as of June 30, 2018.

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